Form 20-F
period 2002-12-31
UNIMARC SUPERMARKETS INC
filed 2005-07-18
CIK 1036510

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2005

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

                           ---------------------------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year end December 31, 2002

                           ---------------------------

                         Commission file number: 1-14616

                           ---------------------------

                           SUPERMERCADOS UNIMARC S.A.
             (Exact name of Registrant as specified in its charter)

                            UNIMARC SUPERMARKETS INC.
                 (Translation of Registrant's name into English)

                           ---------------------------

                                REPUBLIC OF CHILE
                 (Jurisdiction of incorporation or organization)

                  AVENIDA PRESIDENTE EDUARDO FREI MONTALVA 1380
                                 SANTIAGO, CHILE
                                011-56-2-687-7000
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

                                                         NAME OF EACH EXCHANGE
                TITLE OF EACH CLASS                       ON WHICH REGISTERED
                -------------------                       -------------------
1,516,685 American Depositary Shares (as evidenced      New York Stock Exchange
by American Depositary Receipts), each representing
50 shares of common stock

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Supermercados Unimarc S.A., as of December 31, 2002 was: 1,261,849,619 Shares of Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes |_|         No |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 18 |X|     Item 17 |_|

================================================================================

                                TABLE OF CONTENTS

                                                                            Page

PRESENTATION OF INFORMATION....................................................1
FORWARD-LOOKING STATEMENTS.....................................................2
EXCHANGE RATES.................................................................2

                                     PART I

  Item 1.   Identity of Directors, Senior Management and Advisers..............5
  Item 2.   Offer Statistics and Expected Timetable............................5
  Item 3.   Key Information....................................................5
  Item 4.   Information on the Company........................................17
  Item 5.   Operating and Financial Review....................................31
  Item 6.   Directors, Senior Management and Employees........................45
  Item 7.   Major Shareholders and Related Party Transactions.................49
  Item 8.   Financial Information.............................................52
  Item 9.   The Offer and Listing.............................................56
  Item 10.  Additional Information............................................58
  Item 11.  Quantitative and Qualitative Disclosures about Market Risk........67
  Item 12.  Option to purchase securities from registrant or subsidiaries.....70

                                   PART II

  Item 13.  Defaults, Late Dividends and Delinquencies........................70
  Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...................................................72
  Item 15.  Control and Procedures............................................72
  Item 16.  (Reserved)........................................................72

                                  PART III

  Item 17.  Heading 2~Heading 1~Financial statements
  Item 18.  Financial statements..............................................73
  Item 19.  Exhibits..........................................................73

                           PRESENTATION OF INFORMATION

      Supermercados Unimarc S.A., or Unimarc, is a publicly held stock corporation (SOCIEDAD ANONIMA ABIERTA) organized under the laws of the Republic of Chile. We completed the initial public offering of American Depositary Shares, or ADSs, representing our shares of common stock, and registered our ADSs on the New York Stock Exchange (NYSE) under the symbol "UNR", in 1997. Pursuant to a written communication furnished to us on March 28, 2003, the NYSE suspended the listing of our ADSs in the NYSE prior to the opening of the market on Wednesday April 2, 2003. The NYSE made this decision on the ground that the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the deadline prescribed by the NYSE. Our shares of common stock are registered with
(1) the Bolsa de Comercio de Santiago, (2) the Bolsa Electronica de Chile and
(3) the Bolsa de Corredores - Bolsa de Valores de Valparaiso. We refer to the Bolsa de Comercio de Santiago, the Bolsa Electronica de Chile and the Bolsa de Corredores - Bolsa de Valores de Valparaiso, as the "Chilean stock exchanges". We are registered with the Superintendencia de Valores y Seguros de Chile. We are subject to the rules and regulations applicable to publicly held corporations in Chile and to the rules and regulations of the U.S. Securities and Exchange Commission, or the Commission. All of our directors and officers and certain experts named in this annual report reside outside the United States, principally in Chile and Argentina.

      In this annual report (1) references to "U.S. dollars", "US Dollars", "dollars", "$", U.S.$ or "US$" are to U.S. dollars, the legal currency of the United States; (2) references to "pesos", "Chilean pesos" or "Ch$" are to Chilean pesos, the legal currency of Chile; (3) references to "UFs" are to "Unidades de Fomento", a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate for the previous month; (4) references to "Argentine pesos" or "A$" are to Argentine pesos, the legal currency of Argentina; (5) references to "euros" are to euros, the legal currency of the European Union; and (6) references to "DM" are to German marks, the legal currency of Germany prior to the adoption of the euro. Certain figures contained in this annual report may not add to totals due to rounding.

      The terms below have the following meanings in this annual report:

o "supermarket" means a retail store that sells different foodstuff and household items (stock keeping units or "SKUs") and that has three or more checkout counters. This definition is consistent with the definition of "supermarket" used by the Chilean INSTITUTO NACIONAL DE ESTADISTICAS, the "Chilean National Institute of Statistics", or "INE";

o "supermarket chain" means two or more supermarkets that are under the same ownership; and

o one "meter" equals to 3.2808 feet or 1.0936 yards and one square meter equals 10.7639 square feet.

      Chile is divided into political subdivisions, each referred to as a "region". Regions are designated using Roman numbers (i.e., I-XII), except for the region which encompasses the capital of Chile, Santiago, which is known as the Metropolitan region.

      Information contained in this annual report with respect to (1) the contribution of the supermarket industry to the growth of the gross domestic product, or GDP, (2) the population per region, (3) the amounts and percentages of supermarket sales per region, (4) the number of supermarkets per region, and
(5) the number of inhabitants per supermarket was obtained from information made available by the INE and research of the industry, as well as studies conducted by A.C. Nielsen Company. We obtained additional data from third parties, including both governmental and private entities, and from our own research. We believe our estimates to be reliable, but such estimates have not been confirmed by independent sources.

                           FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the Securities Act, and
Section 21E of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These statements are based on the current beliefs of our management, as well as on assumptions made by our management based on information regularly available to it. The words "expect", "anticipate", "want", "plan", "may", "believe", "seek", "estimate" and similar expressions identify some of these forward-looking statements. Forward-looking statements appear throughout this annual report, including, without limitation, under "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review". These forward-looking statements relate, among other things, to:

o     our business model,

o     our strategy,

o our plans and timing for the introduction or enhancement of our services and products,

o     our proposed acquisitions, and,

o our plans for entering into strategic relationships as well as other expectations, intentions and plans other than historical facts.

      Forward-looking statements involve inherent risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed by or implicit in such forward-looking statements, including, but not limited to, changes in technology and changes in the supermarket industry. If our management's assumptions prove incorrect, actual results may vary both materially and adversely from those anticipated or projected. Accordingly, we may not assure you that forward-looking statements will be realized. You are cautioned not to place undue reliance on forward-looking statements, as they refer only to their respective dates. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 EXCHANGE RATES

      Before 1989, Chilean law permitted the purchase and sale of foreign exchange only in the events specifically authorized by Banco Central de Chile, or the Central Bank. The "Central Bank Act" of 1989, (LEY ORGANICA CONSTITUCIONAL DEL BANCO CENTRAL DE CHILE NO. 18,840) liberalized the rules that govern the ability to buy and sell foreign currencies. Under this Central Bank Act, the Central Bank may require that certain types of purchases and sales of foreign currencies, as specified in the law, be carried out in the formal exchange market (MERCADO CAMBIARIO FORMAL). The Central Bank also determines which banks or other entities are authorized to engage in currency transactions in the formal exchange market. The translation of pesos into U.S. dollars of all payments and distributions by us, with respect to the ADSs, must be transacted at the "spot" market rate in the formal exchange market.

      For purposes of the operation of the formal exchange market, the Central Bank has set a reference exchange rate, the DOLAR ACUERDO. The reference exchange rate is (1) monthly reset by the Central Bank, taking into account internal and external inflation and (2) adjusted on a daily basis to reflect the variation in parities between the peso and each of the U.S. Dollar, the Japanese Yen and the euro. The reference exchange rate is determined using the procedure described below, on the basis of the value of the "CANASTA REFERENCIAL DE MONEDAS", or the reference currency basket, which is comprised of: (1) U.S. dollars (80%), (2) euros (15%) and (3) Japanese Yens (5%).

o the value of the reference currency basket is adjusted by 0.008099%, on a daily basis, during the period from the tenth day of January 2003 through the ninth day of January 2004, both dates inclusive.

o The reference exchange rate is determined by applying the percentage set forth in the paragraph above to the reference currency basket, as published in the Official Gazette, prior to the beginning of each monthly period.

o The Central Bank determines the daily value of the reference exchange rate in the applicable monthly period by dividing the daily value of the reference currency basket by the sum of (i) 0.8 + 0.12493, multiplied by the Dollar-euro parity in effect in the international markets at 9:30 am on the relevant day, and (ii) 5.911 divided by the yen-dollar parity in effect in the international markets at 9:30 am on the relevant day. The formula below describes the determination of the daily value of the reference exchange rate.

                                                         CRM value
  Value of the reference exchange rate =   ------------------------------------
                                           (0.8 + 0.12493 x P d/e + 5.911/Py/d)

where:

P d/e = Dollar-euro parity in effect in the international markets at 9:30 AM on the respective day.

P y/d = Yen-dollar parity in effect in the international markets at 9:30 AM on the respective day.

      Parities in these international markets are those determined by the Central Bank in its sole discretion based on information furnished to it by Reuters or Bloomberg, or otherwise through direct consultation with first class international banks.

      The value of the reference exchange rate is published by the Central Bank before 10:00 AM in each banking day.

      The observed dollar exchange rate for a given date is the average exchange rate for transactions conducted in the formal exchange market during the immediately preceding banking day, as certified by the Central Bank. Although the Central Bank is authorized to carry out its transactions at the reference exchange rate and at the spot exchange rate, it generally carries out its transactions at the spot exchange rate.

      Until September 3, 1999, banks operating in Chile were permitted to carry out their transactions within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank started to sell and buy currencies in the formal exchange market. On September 2, 1999, the Central Bank decided to eliminate the exchange rate band as an instrument of monetary policy to introduce greater flexibility into the exchange market. To adopt this measure, the monetary authority took into consideration several factors, including the international financial scenario, the domestic inflation rate, the level of external accounts, and the development of financial instruments in the exchange market. At the same time, the Central Bank announced that it would interfere in the exchange market only in special and qualified events.

      Purchases and sales of currencies which may be effected outside the formal exchange market, are carried out in the informal exchange market (MERCADO CAMBIARIO INFORMAl). The informal exchange market and its predecessor, the "extra-official market", reflect the offer and demand for currencies. There are no established limits as to the rate of fluctuation of the exchange rate in the informal exchange market either above or below the reference exchange rate or the observed exchange rate. On December 31, 2002, the average exchange rate in the informal market was 1.1% higher than the observed exchange rate, which was Ch$ 718.61 per U.S. dollar.


      The table below shows the highest annual value, the lowest annual value, the average annual value, and the value at the end of the period for the observed exchange rate for U.S. dollars, beginning 1998, as reported by the Central Bank.

YEAR ENDED AS OF DECEMBER 31,        HIGH        LOW       AVERAGE    PERIOD END
-----------------------------        ----        ---       -------    ----------
1998                                475.41     439.18      460.29       472.41
1999                                550.93     468.69      508.78       530.07
2000                                580.37     501.04      539.49       573.65
2001                                716.62     557.13      634.94       654.79
2002                                756.56     641.75      688.94       718.61
February 2003                       755.26     733.10      745.21       753.54
March 2003                          758.21     725.79      743.28       727.36
April 2003                          731.56     705.32      718.25       705.32
May 2003                            713.73     694.22      710.12       703.58
June 2003                           717.40     697.23      709.18       699.12
July 2003                           705.64     695.82      701.14       706.21

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The table below shows selected consolidated financial and operating information as of the dates and for each of the periods indicated. The information for the years ended December 31, 2000, 2001 and 2002 should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements, included elsewhere in this annual report. Our audited consolidated financial statements were prepared in accordance with Chilean generally accepted accounting principles, or Chilean GAAP, which differ in certain important respects from U.S. generally accepted accounting principles, also referred as U.S. GAAP. Note 41 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity reported under Chilean GAAP at December 31, 2001 and 2002.

      As required by Chilean GAAP, our financial statements have been restated to reflect the effect of variations in the purchasing power of the Chilean peso due to inflation. These changes are based on the Chilean consumer price index, or CPI, as measured between December 1 and November 30 of each year. The financial information for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been expressed in Chilean pesos as of December 31, 2002. See "Item
5. Operating and Financial Review".

      For your convenience, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified exchange rates. Since the Federal Reserve Bank of New York does not report an exchange rate for the purchase of Chilean pesos, we made these translations using the observed dollar exchange rate as reported by the Central Bank at December 31, 2002, which was Ch$718.61 per U.S. dollar. You should not construe any translations of Chilean pesos into U.S. dollars included in this annual report as a representation that the amounts in pesos actually represent the amounts translated into dollars. Additionally, you should not construe any such translations as a representation that the amounts in pesos have been, could have been or may be translated into dollars at that or any other exchange rate. See "Exchange Rates".

INCOME STATEMENT DATA:

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------------------
                                            1998             1999            2000            2001            2002           2002(1)
                                          ---------       ---------       ---------       ---------       ---------       ---------
                                                (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF US$ AS OF DECEMBER 31, 2002) (2)
CHILEAN GAAP:
  Net Sales ..........................      252,907         192,586         168,853         147,944         122,344           170.3
  Cost of sales ......................     (191,332)       (151,666)       (139,151)       (113,788)        (96,585)         (134.4)
  Gross profit .......................       61,575          41,190          29,702          34,155          25,758            35.8
  Adm. and selling expenses ..........      (54,209)        (40,870)        (29,473)        (32,486)        (33,150)          (46.1)
  Operating income ...................        7,367             319             229           1,669          (7,392)          (10.3)
  Non-operating income ...............        3,394          15,447           3,296             565           2,518             3.5
  Non-operating expense ..............       (5,844)         (6,932)         (5,381)         (7,418)         (7,121)           (9.9)
  Price-level restatement ............          658             919             876             347           4,793             6.7
  Income taxes .......................         (607)           (747)          1,086           2,736           5,592             7.8
  Minority interest ..................          (84)         (1,299)              4            (0.8)              5             0.0
  Net income (loss) ..................        4,889           7,707             111          (2,101)         (1,600)           (2.2)
  Net Income (loss) per share (3) ....         3.87            6.11            0.09           (0.16)          (0.13)            0.0
  Net Income (loss) per ADS (3) ......        193.5          305.38            4.40           (8.33)          (6.34)            0.0
  Dividends per share (Historical) ...         1.05            1.11          0.0026               0               0             0.0
  Weighted average shares
     outstanding (000s) ..............    1,261,850       1,261,850       1,261,850       1,261,850       1,261,850       1,261,850


U.S. GAAP:
  Net sales ..........................      253,627         193,135         168,871         151,338         122,344           170.3
  Cost of sales ......................     (191,332)       (151,666)       (139,151)       (113,788)        (96,585)         (134.4)
  Gross profit .......................       62,295          41,469          29,721          37,550          25,758            35.8
  Administrative and selling
     expenses ........................      (54,228)        (40,814)        (29,559)        (32,645)        (33,246)          (46.3)
  Operating income ...................        8,068             654            (226)          4,904          (7,487)          (10.4)
  Non-operating income ...............          406          15,168             598             564           3,547             4.9
  Non-operating expense ..............       (4,508)         (6,058)         (4,447)         (6,402)         (5,907)           (8.2)
  Price-level restatement ............          707             931             877             347           4,793             6.7
  Income taxes .......................       (1,248)           (883)         (2,126)            723           4,741             6.6
  Minority interest ..................          (84)         (1,299)              4              (1)              5             0.1
  Net income (loss) ..................        3,335           8,513            (622)            136            (309)           (0.4)
  Net Income (loss) per share ........         2.57            6.75           (0.49)            0.1            (0.2)            0.0
  Net Income (loss) per ADS ..........       128.50          337.50          (24.50)            5.4            (5.0)          (0.01)
  Weighted average shares
     outstanding (000s) ..............    1,261,850       1,261,850       1,261,850       1,261,850       1,261,850       1,261,850

----------
(1) Unaudited Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$ 718.61 per U.S. dollar, the Observed Exchange Rate on December 31, 2002,
(2) Except ratios, shares outstanding, per share, per ADS and operating data.
(3) In pesos and dollars not in millions. We calculated net income per share and per ADS based on the weighted average number of shares of common stock outstanding during the relevant period.

BALANCE SHEET DATA:

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                        1998         1999         2000         2001          2002        2002 (1)
                                                     ---------    ---------    ---------    ---------     ---------     ---------
                                                    (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF US$ AS OF DECEMBER 31, 2002) (2)
CHILEAN GAAP:
Total current assets .............................      56,774       31,719       33,630       35,483        21,749          30.3
Net property, plant and equipment ................     130,723      141,781      157,833      160,736       150,711         209.7
Total assets .....................................     203,847      198,019      214,107      217,581       199,148         277.1
Short-term debt (2) ..............................      26,410       30,631       28,957       31,281        24,610          34.2
Long-term debt ...................................      25,811        7,201        7,831       10,176         8,350          11.6
Total shareholders' equity .......................     105,410      112,523      109,923      108,271       107,823         150.0

U.S. GAAP:
Total current assets .............................      54,651       31,896       33,661       34,578        21,794          30.3
Net property, plant and equipment ................     127,804      130,024      128,992      147,730       143,101         199.1
Total assets .....................................     187,801      175,550      178,531      197,403       185,667         258.4
Short-term debt (2) ..............................      26,193       30,631       28,957       31,280        24,610          34.3
Long-term debt ...................................      23,239        7,201        7,831       10,176         8,350          11.6
Total shareholders' equity .......................      91,690       92,127       76,583       87,203        92,665         128.9

OTHER FINANCIAL DATA:

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                        1998         1999         2000         2001          2002        2002 (1)
                                                     ---------    ---------    ---------    ---------     ---------     ---------
                                                    (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF US$ AS OF DECEMBER 31, 2002) (2)
OTHER FINANCIAL INFORMATION (CHILEAN GAAP):
Capital expenditures .............................      46,351       28,714       31,010       17,070         1,244           1.7
Depreciation and amortization ....................       6,144        6,895        6,652        7,100         7,961          11.1
Funds from operations (3) ........................      12,526       18,041        5,526        6,581       (12,823)        (17.8)

FINANCIAL RATIOS (CHILEAN GAAP) UNAUDITED (4):
Gross margin .....................................        24.3%        21.4%        17.6%        23.1%         21.1%         21.1%
Operating margin .................................         2.9%        0.16%        0.14%         1.1%         (6.0%)        (6.0%)
Net margin .......................................         2.9%         4.0%        0.07%        (1.4%)        (1.3%)        (1.3%)
Current ratio ....................................        86.8%        49.5%        52.3%        52.2%         38.3%         38.3%
Total debt/total shareholders' equity ............        57.0%        37.0%        33.9%        38.3%         30.6%         30.6%

OPERATING DATA (CHILEAN GAAP) UNAUDITED:
Number of supermarkets (at end of
   period) .......................................          40           32           33           33            37            37
Number of supermarkets remodeled or
   expanded (during period) ......................           0            0            1            1             7             7
Total selling space of supermarkets
(in square meters at period end) .................      77,658       56,249       62,837       62,837        63,318        63,318
Average selling space per
   supermarket(5) ................................       1,941        1,815        1,745        1,904         1,712         1,712
Average sales per supermarket (6) ................       6,137        4,886        4,683        3,912         3,221          4.48
Total number of employees (at period
   end) ..........................................       3,859        2,012        1,976        1,950         4,092         4,092
Sales (in thousands) per square
   meters(7) .....................................       3,211        2,674        2,682        2,055         1,772          2.47
Sales (in thousands) per employee ................      63,619       76,800       80,340       66,208        27,419         38.16

----------
(1) We translated unaudited Chilean peso amounts (except dividends) into U.S. dollars at the rate of Ch$ 718.61 per US dollar, the Observed Exchange Rate at December 31, 2002,
(2) Short-term debt consists of short-term obligations with banks plus the current portion of long-term liabilities.
(3) Funds from operations are equivalent to working capital provided by operations and are applicable only under Chilean GAAP. Funds from operations are not a defined term under U.S. GAAP.
(4) These ratios, which are expressed as percentages, were calculated as follows: Gross Margin = (Gross Profit) / (Sales); Operating Margin = (Operating income) / (Sales); Net margin = (Net income) / (Sales); Current Ratio = (Current Assets) / (Current Liabilities).
(5) Total selling space at the end of each month, divided by the number of open supermarkets at the end of that month, averaged during the year.
(6) Supermarket net sales for the period divided by the average number of supermarkets at the end of each month during the period.
(7) Supermarket net sales for the period divided by the average square meters of selling space at the end of each month during the period.

                                  RISK FACTORS

RISKS RELATING TO UNIMARC

      WE HAVE SUBSTANTIAL OUTSTANDING LIABILITIES, AND WE ARE IN DEFAULT ON SOME OF OUR DEBTS OBLIGATIONS.

      Our net sales decreased to (1) Ch$122,344 million or 17.7% in 2002, from Ch$147,944 million in 2001, and (2) Ch$147,944 million, or 12.4% in 2001, from
Ch$168,853 million in 2000. Additionally, as of December 31, 2002 (1) our total current assets were Ch$21,749 million, while our total current liabilities were Ch$56,823 million, and (2) our total assets were Ch$199,148 million, while our total liabilities were Ch$91,325 million. Due to our financial difficulties we have been unable to repay some of our debt, and we have restructured the payment terms of our most important current liabilities, as described below. See "Item
5. Operating and Financial Review".

      As of December 31, 2002, our long-term debt totaled Ch$8,350 million, or US$11.6 million, and principally consisted of seven loans granted to us or to our affiliates by Banco/CorpBanca S.A., or CorpBanca, Banco Kreditanstalt fur Wiederaufbau, or Banco Kreditanstalt, Banco Societe Generale S.A., or Societe Generale, Export Import Bank of the United States, or Eximbank, Scotiabank Sudamericano S.A., Banco Santander Santiago S.A. and Banco Hispanoamericano S.A. We have incurred payment defaults in connection with the following long-term loans.

o Banco Kreditanstalt made two loans to us in the aggregate principal amount of DM45 million in August 2000, with an aggregate outstanding balance, including both principal and interest, of Ch$5,155 million, or US$7.17 million, as of December 31, 2002. In November 2001, we pledged to Banco Kreditanstalt a portion of the assets we acquired with the proceeds of these loans. These assets consist of materials used in the construction and remodeling of our stores. As of December 31, 2002 the book value of the pledged assets was US$5.4 million.

      Because of payment defaults incurred by Inversiones Errazuriz, Ltda., or Inverraz, our ultimate parent, with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt decided to accelerate the loans that it made to us. On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover a portion of our loans in the aggregate principal amount of US$2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as we deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, we appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

      On October 23, 2002, we entered into an agreement and waiver of legal action whereby we agreed to terminate all our legal proceedings against Banco Kreditanstalt in Chile, including our appeal before the Appellate Court of Santiago and our criminal proceedings in Santiago. We filed the agreement and waiver with the Seventh Civil Court of Santiago, which was approved by the judge for such court in November 2002. As a result, the judge ordered the termination of all our legal proceedings in the civil and criminal courts.

      Pursuant to the above agreement and waiver, we entered into two rescheduling agreements, in the aggregate principal amounts of US$5.3 million and US$1.8 million, respectively, which restructured the payment of the loans to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annual installments, in March and September of each year from 2004 through 2013; and (2) interest will be paid semi-annually at Libor plus 1.05% and Libor plus 2.5%, respectively.

o In July 2000, Societe Generale granted a US$2.1 million loan to Supermercados Hipermarc S.A., our Argentine subsidiary, or Hipermarc, with an outstanding balance, including both principal and interest, of Ch$541 million, or US$0.8 million, as of December 31, 2002. Since Hipermarc has been unable to repay this loan, Hipermarc has proposed that all its outstanding payment obligations be satisfied through the transfer to the bank of the buildings that secure the repayment of the loan. The mortgaged properties include building facilities located at (1) Avda. Rivadavia No. 5751/5/63 and (2) Avda. Rivadavia No. 5765/67/69, in Buenos Aires. These properties have an aggregate book value of US$2.1 million as of December 31, 2002. On November 28, 2003, Hipermarc and Societe Generale entered into an agreement that (1) permitted Hipermarc to repay a U.S.$136,052.54 portion of the loan through the assignment (DACION EN PAGO) to Societe Generale of a piece of real estate located at Partido Vicente Lopez, with a book value of U.S.$308,200 as of the date of the assignment; (2) restructured the repayment of U.S.$2,117,258.60 (the remaining outstanding balance of the loan) in 49 monthly, and consecutive installments, beginning on December 15, 2003, and ending on December 15, 2017, and (3) provided for the payment of interest on the outstanding balance of the loan at a rate equal to BAIBOR, an inter bank rate, as published monthly by the Central Bank of the Republic of Argentina, plus 10 basis points.

o In August 1998, State Street Bank and Trust Company, or State Street, lent us the aggregate principal amount of US$808,996, with an outstanding balance, including both principal and interest, of Ch$233 million, or US$0.32 million, as of December 31, 2002. The Export-Import Bank of the United States, or Eximbank, guaranteed the repayment of these loans. Following our payment default in 2002, State Street refused to restructure the payment of these loans, and Eximbank paid the outstanding balance of the loans to State Street. Pursuant to an initial agreement between us and Eximbank dated August 1, 2002, Eximbank agreed to restructure the repayment of the loans in eight consecutive principal and interest installments payable in March, June, September and December of each year beginning in August 2002 and ending in June 2004.

      As a result of covenant defaults, including the above payment defaults, our other long-term debt lenders could accelerate the payment of loans that they have made to us. As of December 31, 2002, our long-term debt totaled Ch$8,350 million, or 4.2% of our total consolidated assets.

o As of December 31, 2002, our short-tem debt, including the current portion of our long-term debt, totaled Ch$24,610 million, or US$34.2 million, and comprised, among others, a bridge loan payable to Nassau BankBoston, or BankBoston, with an outstanding balance, including both principal and interest, of Ch$16,188 million, or US$22.5 million, as of December 31, 2002. In March 2002, BankBoston extended the maturity date of this loan to May 31, 2002. We negotiated with BankBoston several additional extensions of the maturity date of the loan because we were unable to complete its repayment on May 31, 2002. On May 6, 2003 we entered into a further amendment of the underlying credit agreement to restructure the repayment terms of the loan. The effectiveness of this amendment was subject to our compliance with certain conditions, which we had to satisfy no later than August 4, 2003. We were able to comply with some of the conditions by this deadline, and the maturity date of the loan was extended through August 18, 2003. By this date, we were able to fully satisfy the remaining conditions. As a result, the payment of the loan was restructured as follows: (1) principal is payable in eighteen quarterly installments from August 2003 through November 2007; and (2) interest is payable quarterly at the rate of 4.04% on the outstanding principal balance of the loan. The amounts of the principal installments under the restructured loan are as follows: (1) each of the two initial installments are equal to U.S.$250,000; (2) each of the 15 installments following the initial two installments are equal to U.S.$1 million; and (3) the final installment is equal to U.S.$6,506,346.

      As a result of covenant defaults, including the above payment defaults, our other short-term debt lenders could accelerate the payment of the loans they made to us. As of December 31, 2002, our short-term debt represented 12.4% of our total consolidated assets.

      As of December 31, 2002, we had guaranteed the payment of certain debt incurred by our affiliates, including, among other things, the following:

      In 1994 and 1996, a syndicate of financial institutions for whom State Street acted as agent made a US$50.0 million unsecured loan and a US$65.0 million unsecured loan, respectively, to Inverraz. The payment terms of the 1994 loan were as follows: (1) principal was payable in semi-annual installments of US$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002; (2) interest was payable semi-annually at a rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%. The payment terms of the 1996 loan were as follows: (1) principal was payable in semi-annual installments of US$4,444,445 under the series A tranche of the loan, and semi-annual installments of US$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

      We were one of the guarantors under the 1994 loan. We, were also one of the guarantors under the 1996 loan. As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In each loan our "attributable liability" is adjusted from time to time based on the outstanding balance of such loan. However, if State Street had been unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by one of the events specified in the applicable credit agreement, the attributable liability of the other guarantors would have been subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

      In April 2001, following the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors and certain other entities claimed to be "loan guarantors" (collectively, the "Chilean Defendants") seeking repayment of the loans.

      We maintain that, pursuant to our capped attributable liability under the credit agreements, we are exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. However, we hope to have the default judgment vacated in connection with our appeal described in greater detail in "Item 8-- Financial Information-Legal Proceedings".

      WE HAVE INCURRED CERTAIN CONTINGENT LIABILITIES WITH RESPECT TO RELATED PARTY INDEBTEDNESS

      We have guaranteed the repayment of certain debt of related parties, which exposes us to direct liability if our related party defaults under such debt. See "Risk Factors Relating to Unimarc and the Supermarket Industry", "Item 7. Major Shareholders and Related Party Transactions" and "Item 8. Financial Information--Legal Proceedings".

      OUR CONTROLLING SHAREHOLDER HOLDS A SUBSTANTIAL MAJORITY OF OUR CAPITAL AND EXERCISES SIGNIFICANT INFLUENCE OVER US

      Inverraz is our parent company through its 97.2% ownership of Alimentos Nacionales S.A., which in turn owns 57.16% of our shares of common stock. Accordingly, Inverraz is in a position to direct our management and to determine the result of substantially all matters to be decided by vote of the shareholders, including the election of our board of directors. Additionally, if the Bank of New York, in its capacity as depositary of the ADSs, or the Depositary, does not receive instructions from a holder of ADSs with respect to the shares of common stock underlying the ADSs during or prior to the date established for such purpose, such holder is deemed, and the Depositary deems it to have instructed the Depositary to give a discretionary proxy with full power of substitution to the President of our board of directors, or to a person designated by the President of our board of directors, to vote such shares of common stock. See "Item 4. Information on the Company --History and Development of the Company".

      Additionally, a disposition by Inverraz of a significant number of our shares of common stock, or the perception that such disposition might occur, could adversely affect the trading price of our shares of common stock in the Chilean stock exchanges and, consequently, the trading price of the ADSs.

RISKS RELATING TO THE SUPERMARKET INDUSTRY

      WE FACE COMPETITION FROM GROWING CHILEAN AND INTERNATIONAL SUPERMARKET CHAINS AS WELL AS SMALLER RETAILERS IN CHILE

      The food retailing industry in Chile is highly competitive and is characterized by growing competition and increasing pressure on margins. The number and type of competitors and the degree of competition experienced by individual stores vary depending on their location. Competition occurs on the basis of prices, location, quality and product selection, service variety, and store conditions and brand recognition. We compete with regional and local supermarket chains and individual supermarkets, independent grocery stores, convenience stores, open-air markets and international supermarket chains. International supermarkets arrived in Chile in 1998 when Carrefour (France) opened its first supermarket. Disco Ahold International Holdings N.V. arrived through a joint venture with the owners of Disco-Velox. Disco-Velox was the owner of Santa Isabel S.A., one of our main competitors until 2003, when Disco-Velox sold its interest in Santa Isabel S.A. to Cencosud S.A., a Chilean company owned by "Hipermercados Jumbo S.A.", or "Jumbo," another competitor. It is also likely that certain international chains might elect to participate in the Chilean market through joint ventures with domestic chains or through the acquisition of a significant share in domestic supermarket chains.

      Additionally, our principal competitors in Chile, including "Distribucion y Servicios D&S S.A.", or "D&S" and Jumbo have opened new supermarkets and remodeled existing supermarkets in several regions, including regions where we operate. In 2002, D&S opened nine supermarkets, and remodeled a significant number of its existing stores. In addition, in 2002 Jumbo opened two hypermarkets in the

Metropolitan Region, in the boroughs of La Florida and La Reina, and one hypermarket in the city of Vina del Mar, region V. During 2002, the total number of square meters of selling space in the Chilean supermarket industry grew by 696, or 6.6%. Some of our competitors in Chile, such as D&S and Jumbo, have significant financial resources and could use these resources to take steps that could adversely affect our competitive and financial position. Competition may require us to (1) adjust our pricing policy, (2) modify our major expenditure plans, or (3) take other actions that may adversely affect our profitability. We may not assure you that competition in the future will not materially and adversely affect our business, our financial condition, operating results, cash flows or prospects.

      OUR RESULTS WILL DEPEND TO A SIGNIFICANT EXTENT ON OUR ABILITY TO CONTINUE TO OPEN NEW STORES AND REMODEL EXISTING ONES, AS WELL AS TO PLAN AND OPERATE SUCH STORES ON A PROFITABLE BASIS.

      From 2000 through October 2003, we refurbished several stores, including Las Tranqueras, Vina Libertad, Vina San Martin, Concepcion, Curico, Providencia, Gran Avenida, Grecia and Irarrazaval, and we opened nine stores, namely Parque La Florida, Villarrica, Barros Arana, Rodriguez, Panguipulli, Pichilemu, Pitrufquen, Loncoche and Amunategui. Our ongoing expansion and renovation program includes the remodeling and opening of additional stores. The successful completion of our expansion and renovation program depends on several factors, including zoning, regulatory and other permit issues, the hiring and training of qualified personnel, and the level of existing and future competition in areas where new or remodeled stores are to be located and general macroeconomic conditions. We cannot assure you that we will complete our planned expansion within the time currently foreseen or that it will successfully manage any growth in our business. Furthermore, we cannot assure you that new store openings will not result in diversion of sales from existing stores.

      We will need both internal and external sources of financing to complete our expansion and renovation program on schedule. If we are unable to fund any required capital resources from internally generated funds and from external financing, we would need to delay the opening and renovation of certain supermarkets until funds become available.

      THE LESSORS OF THE SUPERMARKETS THAT WE OPERATE COULD TERMINATE THE LEASES

      At December 31, 2002, we operated 37 supermarkets in Chile, 9 of which are owned by entities within the Unimarc group, 13 of which are leased from subsidiaries of Inverraz, and 15 of which are leased from third parties. Our lessors, including both affiliates and third party lessors, could terminate our lease contracts on their expiration date or upon the occurrence of certain events specified in such contracts. If a substantial number of our lessors terminate our lease contracts, our supermarket operations in Chile may be substantially reduced, which may have a material adverse affect on our operating income and our financial condition. See "Item 4. Information on the Company --Description of Property".

RISKS RELATING TO CHILE

      OUR GROWTH AND PROFITABILITY DEPEND ON THE LEVEL OF ECONOMIC ACTIVITY IN CHILE AND IN OTHER EMERGING MARKETS

      Our financial condition and operating results may be adversely affected by changes beyond our control, including:

o the economic policies or other policies of the Chilean government, which have a substantial influence over many aspects of the private sector;

o     other economic developments in or affecting Chile; and

o     changes in administrative regulations or practices by Chilean authorities.

      At December 31, 2002, 71.04% of our total assets were located in Chile, and we derived 99.47% of our net sales from our operations in Chile. Our revenues depend on the financial condition of our clients, which are sensitive to the overall performance of the Chilean economy. Adverse local, regional or worldwide economic trends affecting the Chilean economy may have a material adverse effect on our financial condition and operating results. Although the Chilean economy grew each year between 1984 and 1997, in 1998 this trend changed significantly. According to information published by the Central Bank, the Chilean economy grew at a rate of 3.2% in 1998, contracted at a rate of 0.8% in 1999 and grew at rates of 4.2% in 2000, 3.1% in 2001 and 2.1% in 2002.
Additionally, other major Chilean economic indices during 2002 are as follows:

o     internal consumption grew 1.4%;

o     the unemployment rate reached 9.0%; and

o total supermarket sales in Chile grew at a real rate of 10.1%, and at a nominal rate of 10.4%.

      Our financial condition and operating results also depend to a certain extent on the level of economic activity in Latin America and other countries, especially the United States of America and certain countries in Asia. Although economic conditions differ from country to country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

      CURRENCY FLUCTUATIONS MAY INCREASE OUR BORROWING COSTS AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS AND THE VALUE OF OUR SHARES AND ADSS

      The economic policies of the Chilean government and any future change in the value of the Chilean peso as compared to the U.S. dollar may affect the value in dollars of our shares of common stock and of our ADSs. The Chilean peso has been subject to large nominal devaluation in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1998 through December 31, 2002, the par value of the peso relative to the U.S. dollar declined approximately 50.3%, as compared to 17.2% during the period from December 31, 1994 to December 31, 1998. As of November 30, 2003, the observed exchange rate was Ch$621.27 per U.S. dollar.

      A devaluation of the Chilean peso would negatively affect our operating results by (1) increasing our cost of borrowing since the peso cost of interest payments on our US dollar indebtedness would increase, and by (2) generally increasing the amount of pesos we would need to use to purchase US dollar currency in order to repay our US dollar-denominated liabilities. Additionally, Chilean trade in the shares of common stock that underlie our ADSs is conducted in pesos. The Depositary receives cash distributions with respect to our shares of common stock in Chilean pesos, who then converts them into US dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the US dollar, the value of our ADSs and any distributions to be received from the Depositary would be adversely affected. The Depositary also incurs customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. We do not engage in hedging transactions with respect to our currency fluctuation risks. See "Item
11. Quantitative and Qualitative Disclosures about Market Risk".

      INFLATION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, OPERATING RESULTS AND THE VALUE OF OUR SHARES AND ADSS

      Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a significant adverse effect on our financial condition and operating results. The annual inflation rates in Chile (as measured by changes in the CPI and as reported by the INE) in 1996, 1997, 1998, 1999, 2000, 2001 and 2002 are 6.6%, 6.0%, 4.7%, 2.3%, 4.5%,
2.6 and 2.8%, respectively. Although we generally transfer our increased costs resulting from inflation to our clients through an increase in product prices, we cannot provide assurance whether or to what extent we will be able to pass on increased costs in the future. Further, we cannot assure you that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

      THE MARKET FOR OUR SHARES COULD BE VOLATILE AND ILLIQUID

      The Chilean stock markets are substantially smaller, less liquid and more volatile than the stock markets in the United States. Companies registered with the Bolsa de Comercio de Santiago, the principal stock exchange in Chile, had
(1) a market capitalization of approximately Ch$ 34,272,529 million, or US$ 47,693 million at December 31, 2002 and (2) an average monthly trading volume of US$ 280,7 million during 2002. The ten largest companies in terms of market capitalization at December 31, 2002 represented approximately 47.0% of the Santiago Stock Exchange's aggregate market capitalization. The daily transaction volumes on the Bolsa de Comercio de Santiago are on average substantially lower than those on the principal national securities exchanges in the United States. During 2002, approximately 18.5% of the registered shares were traded on the Bolsa de Comercio de Santiago with a presence of 70% or more in business days.

      Additionally, shares traded in Chile are affected by developments in other emerging markets, particularly in other Latin American countries.

      ECONOMIC PROBLEMS IN ARGENTINA MAY HAVE AN ADVERSE EFFECT ON THE CHILEAN ECONOMY AND ON OUR OPERATING RESULTS AND ON THE PRICE OF OUR ADSS AND SHARES

      At December 31, 2002, 28.96% of our total assets were in Argentina and 0.53% of our net sales derived from our operations in Argentina. Argentina's insolvency and recent default on the payment of its public debt, which deepened the existing financial, economic and political crisis in that country could adversely affect Chile, our business or the market price of our shares and ADSs. The devaluation of the Argentine peso had a material adverse effect on Argentina and threatens to collapse the Argentine financial system, which could also trigger a major inflation. The Argentine government has prohibited debtors to serve their external debt without the approval of Banco Central de Argentina, the Argentine Central Bank. If the Argentine economic environment continues to deteriorate or does not recover, the Chilean economy could also be affected and could experience a slower growth than in previous years due to the proximity and commercial partnership of both countries.

      Securities prices of Chilean companies are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the US economy. We cannot assure you that the Argentine economic crisis will not have an adverse effect on Chile, the price of our shares and ADSs, or our business.

RISKS RELATING TO CHILEAN LAW

      CHILE IMPOSES CONTROLS ON FOREIGN INVESTMENT AND ON THE REPATRIATION OF INVESTMENTS THAN MAY AFFECT INVESTMENT IN, AND EARNINGS FROM, OUR ADSS.

      Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of related investments and earnings. The ADS facility, however, is the subject of a contract called the Foreign Investment Contract, among the Depositary, Unimarc and the Central Bank. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile's formal exchange market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. We cannot assure you, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can we make any assessment of the duration or implications of any such restrictions that might be imposed. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary is unable to convert pesos to US dollars, investors might receive dividends or other distributions in Chilean pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the Depositary.

      Cash and property dividends paid to a foreign person (non-Chilean) with respect to ADSs are subject to a 35.0% Chilean withholding tax. Stock dividends are not subject to Chilean taxes.

      CHILE HAS DIFFERENT CORPORATE DISCLOSURE, GOVERNANCE AND ACCOUNTING STANDARDS THAN THOSE YOU MAY BE FAMILIAR WITH IN THE UNITED STATES.

      The securities laws of Chile which govern open or publicly held corporations in Chile, such as us, impose regulatory requirements that are more limited than those in the United States in certain important respects. Additionally, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the US securities markets. There are also important differences between Chilean and US accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported on the basis of the United States' accounting and reporting standards. See Note 41 to our consolidated financial statements, which describes the main differences between the Chilean GAAP and the U.S. GAAP and the reconciliations to U.S. GAAP of net income and total equity of the shareholders for the periods and dates indicated.

      Pursuant to Chilean Law No. 19,705 (LEY DE OPAS, I.E., LAW OF PUBLIC OFFERING OF SECURITIES), enacted in December 2000, the controlling shareholders of an open corporation may only sell their controlling shares by way of an offer made to all the shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price offered is higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%). Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell their controlling shares directly to a third party without requiring an offer to all shareholders, provided that such authorization was granted by an extraordinary shareholders' meeting held within six months after the approval and enactment of Law No. 19,705. In our shareholders' meeting held on April 27, 2001, our controlling shareholders decided to invoke this grace period granted by Transitory Article No. 10 of Law No. 19,705.

      Minority shareholders have fewer and less defined rights under Chilean law and under our ESTATUTOS, which function as our Articles of Incorporation and our bylaws, than they might have as minority shareholders of a corporation incorporated in a United States jurisdiction.

      YOU MAY BE UNABLE TO EXERCISE YOUR PREEMPTIVE RIGHTS

      Chilean Corporations Law No. 18,046 (Ley de Sociedades Anonimas No.18,046) enacted on October 22, 1981, requires a Chilean company to grant preemptive rights to all of its existing shareholders to purchase a sufficient number of shares to maintain their existing percentage of ownership of such company whenever the company issues new shares for cash. Although, any preemptive rights in connection with any future issuance of shares of common stock for cash will be offered to the Depositary as the registered owner of the common stock underlying the ADSs, the holders of ADSs are not entitled to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to these rights and shares of common stock or an exemption from the registration requirements of the Securities Act is available. In addition, a Central Bank ruling published in November 1995 effectively makes it impracticable for ADS holders to participate in preemptive rights offerings. In accordance with such ruling, ADS holders may exercise their preemptive rights and thus convert the newly acquired shares into ADSs being offered through the preemptive rights offering only if the company issuing such shares has entered into a new foreign investment contract with the Central Bank in order to cover the newly issued shares under the benefits of Chapter XXVI of the Compendium of Foreign Exchange Norms of the Central Bank. See "Item 10. Additional Information --Exchange Controls and Other Limitations Affecting Securityholders".

      At the time of any preemptive rights offering, we intend to evaluate the practicability under Chilean law and Central Bank regulations of making such rights available to the holders of the ADSs, the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act. No assurance can be given that any registration would be filed. If no registration statement were filed, and no exemption from the registration requirements under the Securities Act were available, the Depositary might attempt to sell holders' preemptive rights and distribute any net proceeds of any such sale. We cannot assure you that a market would exist with respect to any such rights.

      YOU MAY BE UNABLE TO EXERCISE FULLY YOUR WITHDRAWAL RIGHTS

      In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw its ownership in us and receive a payment for its shares according to a pre-established formula, provided that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

o our transformation into an entity that is not a stock corporation (sociedad anonima) governed by the Chilean Corporations Law;

o     a merger with and/or into another company;

o the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

o the creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

o the creation of preemptive rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

o the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents resulting in the granting of a right to such remedy; and

o such other cases as may be established by the bylaws (no such additional cases are currently specified in our bylaws).

      There is no judicial precedent deciding whether a shareholder voting both for, and against, a proposal (such as might be the case with respect to the Depositary) may exercise withdrawal rights with respect to those shares voted against the proposal. Accordingly, we cannot assure you that the holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary.

ITEM 4.  INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

      We are organized as a "SOCIEDAD ANONIMA ABIERTA" (open stock corporation), and our operations are governed by Chilean laws. Our headquarters are located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile. Our telephone number in Santiago is 011-56-2-687-7000. We have been renamed several times as follows: (1) Supermercados Unimarc S.A. in 1982, (2) Supermercados Unimarc
Ltda. in 1984, (3) Administradora de Inversiones y Supermercados Unimarc S.A., in 1987, (4) Comercial e Inmobiliaria Unimarc S.A. in 1988 and (5) Supermercados Unimarc S.A., or Unimarc, in 1996.

      Alimentos Nacionales S.A. owns 57.16% of our shares. Alimentos Nacionales is a wholly owned subsidiary of Inversiones Errazuriz Ltda., or Inverraz, a business conglomerate owning several businesses in Chile, Argentina and Peru, including (1) automobile and machinery distribution businesses, (2) salmon farming, fishing, forestry and mining businesses, (3) life insurance and general insurance companies, (4) iodine and fertilizer companies, (5) real estate businesses, and (6) agro businesses.

      Unimarc was founded in 1961 under the name of "Unicoop Limitada", or "Unicoop". In 1982, Inverraz acquired Unicoop through an affiliate and renamed it "Unimarc". At the time of the acquisition, Unicoop had 13 stores and net sales of Ch$ 51,341 million. During the period from 1982 to 1990, Unimarc undertook a significant expansion program through the addition of 13 new supermarkets and the introduction of the "Multiahorro" brand. Between 1990 and 1994, we consolidated our operations and developed strategies to improve operating margins. In 1994 we started to carry out our strategy of expansion through the application of a new expansion and renovation program.

      Through a series of share purchases between 1995 and 1999, we acquired 99.9% of the shares of Supermercados Hipermarc S.A., Hipermarc, our subsidiary in Argentina. At present, Hipermarc owns (1) three shopping malls with supermarkets, two of which have an aggregate of 18 movie theaters and food courts, and (2) another supermarket.

      In June 1999, Hipermarc leased four supermarkets to Supermercados Norte S.A., or Supermercados Norte, for a period of ten years, subject to total lease payments of Ch$ 7,072 million. In conjunction with this transaction, Hipermarc
(1) transferred all inventories maintained in, and all fixed assets relating to, such stores to Supermercados Norte, (2) assumed certain commitments including the obligation to hold Supermercados Norte harmless against any claims from third parties made prior to and up to 60 months after the date of the lease transaction, and (3) agreed not to compete against Supermercados Norte in the supermarket business in Argentina for a 10-year period. Supermercados Norte assumed all the accounts payable that Hipermarc owed to suppliers through the date of the lease transaction. Additionally, Unimarc issued two guaranties to Supermercados Norte as follows:
(1) a guaranty in the amount of Ch$ 680 million to protect Supermercados Norte against any contingent liabilities resulting from disagreements with suppliers in connection with any accounts payable incurred up to the date of the lease transaction, and (2) a Ch$ 1,209 million performance guaranty.

      Under Chilean laws we are required to inform the Chilean SUPERINTENDENCIA DE VALORES Y SEGUROS (the Superintendency of Securities and Insurance, or SVS), about any material developments related to our operations. In compliance with this requirement, on August 30, 2001, we sent a communication to the SVS describing the fact that Inverraz was assessing the possibility of entering into a transaction that could potentially involve the sale of assets or shares in Unimarc. Inverraz started, but subsequently ceased negotiations preliminary to the sale. Inverraz has not informed us about any intention to enter into any broader transaction for the sale of any substantial portion of our shares or assets. We may not ascertain, however, whether Inverraz will not seek to undertake such transaction in the future. See "Item 3. Key Information --Risk Factors Relating to Unimarc and the Supermarket Industry".

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

      The supermarket business is intensive in capital. In the last five years we spent approximately US$ 16 million, mainly in expanding the existing supermarkets and creating new supermarkets in Chile. Between years 2003 and 2004, we expect to invest a total of US$ 0.5 million opened new stores in Chile. We have already opened six new stores and expanded 13 stores since 1994. Our projected capital expenditures may vary substantially from the numbers set forth below due to market competition and the cost and availability of any necessary resources.

      We project capital expenditures of approximately Ch$ 0.4 million or US$
0.6 million, for 2003, to remodel existing stores in Chile, which we expect to fund from internally generated resources. The table below shows our major capital expenditures during 2000, 2001 and 2002, and our major projected capital expenditures for 2003 and 2004:

CAPITAL EXPENDITURES

                              2000        2001        2002      2003/ 2004
                            --------    --------    --------    --------
                        (IN MILLIONS OF CONSTANT CH$ AS OF DECEMBER 31, 2002)
Lands                         18,289       1,001           -           -
Buildings                      4,271       4,623           -           -
Equipment                      1,963      10,087         733         300
Vehicles                          71          91          40           -
Remodeling                     5,905         600         471         700
Others                           511         668           -         100
                            --------    --------    --------    --------
Totals                        31,010      17,070       1,244       1,100
                            ========    ========    ========    ========

      During the last three years, our largest divestitures totaled Ch$ 49,324 million. These divestitures consisted of disposition of land, property, real estate, equipment, vehicles and investments in certain entities, including among others, the sale of two supermarkets to affiliate entities and the sale of certain equipment to Supermercados Norte in connection with the lease of our four supermarkets in Argentina to this entity. The table below sets forth our actual divestitures for 2000, 2001 and 2002 and projected divestitures for 2003 and 2004:

DIVESTITURES

                                           2000       2001       2002     2003/ 2004
                                         --------   --------   --------   ---------
                                    (IN MILLIONS OF CONSTANT CH$ AS OF DECEMBER 31, 2002)
Lands, buildings, plant and equipment      14,369     15,252      7,591          -
Investments                                     -         32          -          -
Others                                         96          -        687          -
                                         --------   --------   --------   --------
Total                                      14,465     15,580      8,278          -
                                         ========   ========   ========   ========

OVERVIEW OF THE FOOD RETAILING INDUSTRY IN CHILE

      The Chilean food retailing industry is characterized by strong regional competition among supermarket chains. Supermarkets also compete with smaller grocery stores, convenience stores and open air markets. At present, none of the supermarket chains in Chile operates in every region.

      Accordingly, the level of competition and the identity of competitors vary from region to region. Supermarket chains in Chile, including us, generally compete on the basis of location, price, service, product quality and selection, as well as type and frequency of promotions.

      The following tables provide our estimates regarding population and supermarket industry in Chile as of December 31, 2002, 2001 and 2000, respectively:

                                          SUPERMARKET NET
               PERCENTAGE                     SALES(IN        PERCENTAGE OF                       NUMBER OF
              CONTRIBUTION   POPULATION     MILLIONS OF     TOTAL SUPERMARKET    NUMBER OF     INHABITANTS PER
REGION         TO GDP (1)        (2)          CH$) (4)          NET SALES      SUPERMARKETS      SUPERMARKET
------------  ------------   ----------   ----------------  -----------------  ------------    ---------------
I                 3.6%            428,594          62,898             2.3%           16             26,787
II                8.8%            493,984         115,471             4.3%           25             19,759
III               2.6%            254,336          50,851             1.9%           19             13,386
IV                2.7%            603,210         105,789             3.9%           29             20,800
V (3)             8.4%          1,539,852         277,280            10.3%           71             21,688
VI (3)            4.5%            780,627         116,068             4.3%           52             15,012
VII (3)           4.0%            908,097         102,847             3.8%           36             25,225
VIII (3)          8.4%          1,861,562         261,694             9.7%           95             19,595
IX (3)            2.4%            869,535         119,456             4.4%           50             17,391
X (3)             4.3%          1,073,135         168,961             6.3%           47             22,833
XI                0.5%             91,492          15,498             0.6%            5             18,298
XII               2.0%            150,826          44,169             1.6%           15             10,055
Santiago,
M.R. (3)         47.8%          6,061,185       1,251,839            46.5%          196             30,924
Total /
Average           100%         15,116,435       2,693,272           100.0%          656             23,043

----------
(1) For the year ended December 31, 1998, the last year for which data is available.
(2)   Population estimated at April 2002.
(3)   Regions where we operate.
(4)   Chilean pesos at December 31, 2002.

                                          SUPERMARKET NET
               PERCENTAGE                     SALES(IN        PERCENTAGE OF                       NUMBER OF
              CONTRIBUTION   POPULATION     MILLIONS OF     TOTAL SUPERMARKET    NUMBER OF     INHABITANTS PER
REGION         TO GDP (1)        (2)          CH$) (4)          NET SALES      SUPERMARKETS      SUPERMARKET
------------  ------------   ----------   ----------------  -----------------  ------------    ---------------
I                 3.6%            426,351               63,135        2.3%           16             26,647
II                8.8%            492,846              112,639        4.1%           24             20,535
III               2.6%            252,353               52,908        1.9%           20             12,618
IV                2.7%            600,363              107,550        3.9%           31             19,367
V (3)             8.4%          1,542,492              285,971       10.3%           69             22,355
VI (3)            4.5%            773,950              123,559        4.5%           43             17,999
VII (3)           4.0%            904,104              108,254        3.9%           37             24,435
VIII (3)          8.4%          1,853,678              253,073        9.2%           95             19,512
IX (3)            2.4%            864,929              128,031        4.6%           56             15,445
X (3)             4.3%          1,061,735              159,083        5.8%           44             24,130
XI                0.5%             86,697               17,064        0.6%            5             17,339
XII               2.0%            151,869               49,482        1.8%           16              9,492
Santiago,
M.R. (3)         47.8%          6,038,974            1,303,380       47.2%          190             31,784
Total /
Average           100%         15,050,341            2,764,129      100.0%          646             23,298

----------
(1) For the year ended December 31, 1998, the last year for which data is available.
(2)   Population estimated at April 2002.
(3)   Regions where we operate.
(4)   Chilean pesos at December 31, 2001.


                                          SUPERMARKET NET
               PERCENTAGE                     SALES(IN        PERCENTAGE OF                       NUMBER OF
              CONTRIBUTION   POPULATION     MILLIONS OF     TOTAL SUPERMARKET    NUMBER OF     INHABITANTS PER
REGION         TO GDP (1)        (2)          CH$) (4)          NET SALES      SUPERMARKETS      SUPERMARKET
------------  ------------   ----------   ----------------  -----------------  ------------    ---------------
I                 3.6%            398,947               55,075        2.2%           16             24,934
II                8.8%            468,411              101,244        4.0%           23             20,366
III               2.6%            273,576               47,066        1.8%           20             13,679
IV                2.7%            577,881               98,481        3.8%           32             18,059
V (3)             8.4%          1,516,406              271,067       10.6%           66             23,658
VI (3)            4.5%            788,814              115,840        4.5%           45             17,529
VII (3)           4.0%            915,246              102,250        4.0%           38             24,085
VIII (3)          8.4%          1,936,271              232,948        9.1%           89             21,756
IX (3)            2.4%            874,245              111,987        4.4%           53             16,495
X (3)             4.3%          1,061,496              138,280        5.4%           48             22,115
XI                0.5%             95,035               15,474        0.6%            5             19,007
XII               2.0%            157,769               48,539        1.9%           20              7,888
Santiago,
M.R. (3)         47.8%          6,102,211            1,222,235       47.7%          186             32,808
Total /
Average           100%         15,211,308            2,560,486      100.0           641            262,379

----------
(1) For the year ended December 31, 1998, the last year for which data is available.
(2)   Population estimated at April 2002.
(3)   Regions where we operate.
(4)   Chilean pesos at December 31, 2000.

      MAJOR INDUSTRY PARTICIPANTS

      GENERAL. Based on estimates supplied by the Instituto Nacional de Estadisticas (INE), as of December 31, 2002, 656 supermarkets operated in Chile, and the industry's gross sales totaled US$ 5,334 million, or 8.4% of the Chilean GDP.

      The supermarket industry is very concentrated. As of December 31, 2002, only four supermarket chains accounted for approximately 52% of the sales by all industry participants in Chile, as follows: (1) Distribucion y Servicios D&S S.A., or D&S, accounted for 30.0% of the sales; (2) Santa Isabel S.A., or Santa Isabel, accounted for 9.4% of the sales; (3) Hipermercados Jumbo S.A., or Jumbo, accounted for 8.9% of the sales; and(4) Unimarc accounted for 4.2% of the sales. D&S operates a total of 62 supermarkets with an average space of 4,945 square meters, including Almac, Ekono and Lider. Santa Isabel operates a total of 60 supermarkets with an average space of 1,564 square meters. Santa Isabel owns small supermarkets throughout the country, but lacks a substantial presence in the Metropolitan region. Jumbo operates a total of 7 supermarkets with an average space of approximately 10,565 square meters, four of which are located in the Metropolitan region and three of which are located in other regions.

      As of December 2002, we were the fourth largest chain in the supermarket industry in Chile, with Ch$112,103 million, or 4.2%, of all supermarket sales during the year. We operate 37 supermarkets with an average area of 1,733 square meters. As of September 30, 2003, our sales represented 3.6% of all sales by Chilean industry participants. Our stores are located in several regions of Chile, including (1) the Metropolitan region, (2) region V, in Vina del Mar, (3) region VI, in Rancagua and Pichilemu, (4) region VII, in Curico, (5) region VIII, in Talcahuano, Concepcion and Chillan, (6) region IX, in Temuco, Villarrica, Pitrufquen and Loncoche, and (7) Region X, in Panguipulli.

      METROPOLITAN REGION. At December 31, 2002 there were 196 supermarkets in the Metropolitan region, distributed throughout all the cities in this region. D&S, Jumbo and our company accounted for 62% of all sales by industry participants in the region, with 66 supermarkets. D&S, accounted for 40.3% of all sales by industry participants in the Metropolitan region, and operated 37 supermarkets with an average space of 4,548 square meters. Jumbo accounted for 15.7% of all sales by industry participants, and operated 6 supermarkets with an average space of 10,841 square meters. Unimarc accounted for 5.9% of all sales by industry participants and operated 24 supermarkets with an average space of 1,774 square meters.

      According to market information available from the INE, in 2002 sales in the Chilean supermarket industry increased by 7.1%, in real terms, as compared to 2001, showing a higher growth than that experienced by the overall Chilean economy, which grew by 4.6%, as reported by the Central Bank in its preliminary figures. The growth in the Chilean supermarket industry was due to the opening of 46 stores, representing a growth of 7.2% in the supermarket industry.

OUR OPERATIONS

      As of December 31, 2002 we operated 37 supermarkets in Chile, 15 of which are owned by entities within the Unimarc Group, 7 of which are leased from Inverraz subsidiaries, and 15 of which are leased from third parties. Of the 37 supermarkets we operate in Chile, 24 are located in the Metropolitan region, which has the highest population density and income of any region in Chile. We hold a market share of 5.9% in this region. See "Description of Property".

      A substantial number of our stores is located in first class locations for retail sales, where the development of new supermarkets is not feasible due to the population density, and zoning and environmental restrictions. We believe that our presence in the Metropolitan region provides us with an advantage in both competitive and strategic terms. We have established distribution and operation activities linked to a computer network in the Metropolitan region. This network enables us to communicate with our networks outside the Metropolitan region in order to control distribution and costs.

      Our total sales space is 62,837 square meters. The size of our supermarket ranges from 460 square meters to 8,000 square meters. Our largest supermarket has 8,000 square meters of selling space and stocks approximately 15,000 different SKUs, whereas supermarkets with 1,000 to 2,000 square meters of selling space stock approximately 12.500 SKUs and supermarkets with less than 1,000 square meters of selling space stock approximately 8,000 SKUs. We sell a wide range of food items, including fresh products, baked goods, fresh seafood, fresh meats and poultry, cold cuts, dairy and frozen products, beverages, prepared foods and other edible goods. Our supermarkets also offer a wide variety of specialty services including full service bakeries, prepared food departments, meat and seafood departments and photograph development centers. Various concessionaires also operate seafood departments, pharmacies, video centers, bank teller machines and other services in our supermarkets.

      The table below shows our net sales and sales per square meter for each of our supermarkets for the year ended December 31, 2002:

                                                                               SALES PER     SALES PER
                     REGISTERED                                    SQUARE        SQUARE        SQUARE
    LOCATION         TRADEMARK        DISTRICT      NET SALES      METERS      METER (1)     METER (2)
    --------         ---------        --------      ---------      ------      ---------     ---------
                                                      (CH$                   (ANNUAL, CH$     (MONTHLY,
                                                    MILLIONS)                 THOUSANDS)       U.S.$)
SANTIAGO METROPOLITAN REGION:
Vitacura              Unimarc         Vitacura        3,584        1,474         2,431           282
La Florida (3)        Unimarc        La Florida       6,296        8,000           787            91
Irarrazabal           Unimarc           Nunoa         2,604        1,017         2,560           297
A. Vespucio           Unimarc        Las Condes       4,582          895         5,120           594
Manquehue             Unimarc        Las Condes       2,339          886         2,640           306
Gran Avenida          Unimarc        San Miguel       2,926        1,280         2,286           265
Providencia           Unimarc        Providencia      7,915        2,000         3,958           459
D. Portales           Unimarc         Santiago        3,707        1,027         3,610           419
Cantagallo            Unimarc        Las Condes       2,084        1,368         1,523           177
Santa Maria           Unimarc         Vitacura        4,295        1,180         3,640           422
La Reina              Unimarc         La Reina        5,556        1,358         4,091           474
Maipu I               Unimarc           Maipu         2,691        1,750         1,538           178
Los Leones            Unimarc           Nunoa         5,538        2,734         2,026           235
Maipu II              Unimarc           Maipu         3,498        2,677         1,307           152
Santa Rosa            Unimarc         La Granja         976          536         1,821           211
J.A. Rios             Unimarc       Independencia     2,431          460         5,285           613
Cordillera            Unimarc        La Florida       3,194        4,246           752            87
Macul (5)             Unimarc           Nunoa         2,313        2,614           885           103
Tranqueras            Unimarc         Vitacura        4,382        2,998         1,462           170
Apoquindo             Unimarc        Las Condes       2,776        1,347         2,061           239
M. Montt              Unimarc        Providencia      3,486          916         3,806           441
Grecia                Unimarc           Nunoa         1,890        1,143         1,654           192
Villa Olimpica        Unimarc           Nunoa         1,695          554         3,060           355
J.M. Caro             Unimarc        San Miguel       1,418          500         2,836           329
San Ignacio (4)       Unimarc       Downtown Stgo       382          515           742            86
V REGION:
Libertad              Unimarc       Vina del Mar      2,203          877         2,512           291
San Martin            Unimarc       Vina del Mar      2,424          783         3,096           359
VI REGION:
Machali               Unimarc         Rancagua        1,891        3,000           630            73
Pichilemu           Multiahorro       Pichilemu          31          700            44             5
VII REGION:
Curico                Unimarc          Curico         4,174        1,884         2,215           257
VIII REGION:
Club Hipico           Unimarc        Talcahuano       3,457        3,582           965           112
Concepcion            Unimarc        Concepcion       5,015        2,720         1,844           214
Chillan               Unimarc          Chillan        5,644        2,916         1,936           225
IX REGION:
Temuco I              Unimarc          Temuco         2,686        3,600           746            87

Barros Arana          Unimarc          Temuco           272          633           430            50
Rodriguez             Unimarc          Temuco           258          483           534            62
Villarrica            Unimarc        Villarrica         998          600         1,663           193
X REGION:
Panguipulli           Unimarc        Panguipulli        492          601           819            95

Total/ Average         -----           ------       112,103       65,854         1,702           197

----------
(1) Net sales during the year ended December 31, 2002 divided by average square meters of selling space at the last day of each month during the period.
(2) Converted to US$ at the observed exchange rate reported by the Central Bank for December 31, 2002, i.e. Ch$718.61 per US dollar, and divided by 12 to obtain a simple monthly average (adjusted to the average selling space).
(3)   Supermarket opened at the end of November 2000.
(4) Supermarket returned to its owner in March 2002, following expiration of the related lease.
(5) Supermarket returned to its owner in January 2003, following expiration of the related lease.

      The following table provides additional information regarding our operations in Chile for the year ended December 31, 2002:

Number of supermarkets......................................        37
Average selling space throughout the year (1) ..............    65,854
Average selling space per supermarket at                         1,733
the end of the year (in square meters) .....................
Number of employees ........................................     1,460
Sales at net price (millions of Ch$) .......................   112,103
Income at net price (millions of Ch$) (2)...................      (312)
Sales per employee (millions of Ch$) (3)....................        66.2

----------
(1) Total stores at the end of each month divided by the number of open supermarkets at the end that month, averaged during the year.
(2) Supermarket net sales for the period divided by square meter of selling space at the end of each month during the period.
(3) Sales at net price for the period divided by the average number of employees at the end of each quarter during the period.

      Our supermarkets are open 13 - 15 hours each day, seven days a week, depending on their location. All of our supermarkets have customer parking.

      Cash and check sales accounted for approximately 87% of our sales in Chile during 2002. Credit sales, primarily third party credit cards, accounted for the remainder of sales in Chile. We have not suffered any material losses in connection with our credit sales. Our accounts receivable primarily derives from credit card sales, which are recovered on average within 30 days.

      We seek to provide our customers with convenient, exceptional value by offering good quality fresh foods, specialized service departments, and a wide selection of recognized brand names and private label goods at competitive prices. We have targeted consumers with middle to high-income levels, who place a premium on product quality and excellent service. We estimate that we are the largest chain in Chile serving this consumer segment in terms of number of stores.

      Our principal categories of products include (1) perishable products, (2) edible goods, (3) non-food goods, (4) beverages and (5) health and beauty aid goods.

      We believe that our competitive advantages include:

o a reputation for providing a wide selection of high quality groceries and perishables at competitive prices;

o optimum store locations in high-density, high-income neighborhoods where there are limited opportunities for new competitors;

o modern information technology systems that permit both corporate and store-level management to control cost and improve services;

o     centralized supply and inventory management;

o     an incentive compensation structure that rewards employee productivity;
      and

o the strategic location of our supermarkets, with 24 of them in the Metropolitan region.

      Additionally, we believe that our future growth will benefit from:

o     a growth in the demand for food in Chile;

o the increase in supermarket penetration (increase in the supermarket space per capita to levels that are comparable to those of developed countries); and

o     taking market share from small chains and convenience stores.

      Our strategy is to concentrate and grow in the market sector for medium to high income customers, taking advantage of our competitive advantages and recent changes in consumer spending patterns. We seek to expand our sales and profitability by:

o increasing selling space through the construction of new stores and renovation of existing supermarkets;

o     customizing store size and product mix through the one retail concept; and

o improving operational systems and controls to increase our operating margins.

      Additionally, we intend to improve customer satisfaction by continuing to offer conveniently located, clean and competitive supermarkets that offer value and service and are open extended hours.

      PRODUCT SELECTION

      Individual store managers tailor the exact product mix at each store location in order to improve customer service base in each particular community, in accordance with the customer socioeconomic profile of each neighborhood where the store operates. In each store, we emphasize the availability of a wide range of perishable products and the high quality of fresh meat, fruits and vegetables, cold cuts and dairy products. To respond to changing consumer spending patterns and changing socioeconomic trends, we upgrade existing departments with new products and introduce new departments continuously.

      We are implementing a new in-store marketing strategy aimed at increasing gross margins and optimizing product assortment. The key elements of this strategy are:

o     expanding the use of high quality prepared food departments;

o     improving the quality of existing in-store bakeries; and

o     increasing sales of our brand products.

      The following table compares sales by category to our total net sales in Chile and provides the gross margin of the particular product categories for the period shown. We have classified sales of our products into five main product categories: perishable goods, groceries, nonfood items, beverages and health and beauty aids.

           PERCENTAGE OF CONTRIBUTION TO THE COMPANY'S NET SALES IN CHILE BY PRODUCT CATEGORY

                                                   YEAR ENDED AS OF DECEMBER 31,
                             -------------------------------------------------------------------------
                                      2000                     2001                      2002
                             ----------------------- ------------------------ ------------------------
                                           GROSS                     GROSS                     GROSS
PRODUCT CATEGORY             % IN SALES    MARGIN     % IN SALES     MARGIN    % IN SALES      MARGIN
----------------             -------------------------------------------------------------------------
Perishable goods                45.0%       26.6%        44.5%        27.1%       44.3%        26.9%
Groceries                       26.2%       12.5%        27.2%        14.7%       25.4%        15.6%
Non-food items                   3.2%       17.0%         3.2%        26.0%        4.6%        21.5%
Beverages                       18.6%       16.8%        20.1%        22.1%       20.1%        19.5%
Health and beauty                7.0%       16.1%         5.0%        17.9%        5.5%        17.0%
                             -------------------------------------------------------------------------
                  Total        100.0%       20.0%       100.0%        22.2%      100.0%        21.7%

      PURCHASES

      Although the volume our purchases from suppliers and our product selection for each store are determined by the store manager at each location, we seek to take advantage of our purchasing volume by centralizing (1) the selection of the brand names that we offer on a system-wide basis, and (2) the negotiation of prices, promotions, discounts and payment terms with individual suppliers. Store managers typically have a choice of various brand names within each product category from which to order for their particular location. In the central purchasing office, line managers are responsible not only for selecting the products to be purchased, but also for negotiating payment terms, profit margins, and stocking and selling space assigned to each product.

      We buy our products from over 1,900 suppliers. We do not believe that we are dependent on any supplier or group of suppliers and we have not experienced any material problems obtaining the quantity and type of products we require. We maintain good relationships with our suppliers, and strengthen those relationships through special sales promotions and other sales events designed in cooperation with our suppliers. We place a special emphasis on maintaining good relationship with our suppliers.

      DISTRIBUTION

      We order and distribute products for our supermarkets via two distribution systems, the centralized and the direct systems. Under the centralized system, our central purchasing office orders the product from a supplier, the supplier delivers the product to our centralized distribution center, the product is delivered to particular supermarkets through our distribution network and the central purchasing office pays the supplier. Under the direct system, a particular supermarket orders a product from a supplier; the supplier delivers the product to the particular supermarket and the central purchasing office subsequently pays the supplier.

      During 2002, we distributed approximately 57% of our products through the centralized system, and approximately 43% through the direct system. The central office places orders at each supermarket's request. Additionally, in order to avoid a shortage of certain high volume items, the purchasing department utilizes sophisticated management information systems to track "critical" stock levels, so that it can place orders to meet the anticipated, as well as immediate, needs of our supermarkets.

      We operate a central distribution facility with two warehouses. The first warehouse occupies approximately 10,000 square meters with a storage capacity of 50,000 cubic meters, which is capable of receiving 13,000 SKUs. The other warehouse is almost exclusively devoted to receiving fruits and vegetables and has a storage capacity of 20,000 cubic meters. We believe that we have a reputation for the superior quality of our perishable items, especially fruits and vegetables. In order to maintain these high levels of quality control, we receive and process substantially all fruits and vegetables in this second warehouse and then distribute them through the centralized system, thus allowing for effective quality control and standardization in the quality of the products sold in each store.

      The central office is responsible for administering the restocking of the distribution facilities. Currently, we are negotiating certain agreements with our principal suppliers which will allow us to maximize the utilization of and return from our storage facilities, while minimizing the use of commercial properties as storage centers.

      Transportes Santa Maria S.A., our 98% owned subsidiary, or Transportes Santa Maria, provides transportation services from our distribution facility to our stores in the different regions. Transportes Santa Maria operates a fleet of 28 trucks, 25 refrigerated trailers and 3 regular trailers, to transport more than 22,000 tons in approximately 1,200 trips per month to our stores. We believe that Transportes Santa Maria offers the best available service and price.

      MANAGEMENT INFORMATION SYSTEMS

      With the arrival of multi-department supermarkets having a broader product assortment, sophistication in operating systems has become an increasingly important competitive factor in retailing. We believe that we are one of the leaders in the Chilean food retail industry in the application of modern information, telecommunication and operating systems for business management. Between 1994 and 2002, we invested over US$17 million in new information technology. At present, we employ sophisticated information technology systems in all of our stores and distribution operations to improve operating efficiency and achieve lower costs, particularly in purchasing operations, distribution, scanning and in-store computing, merchandising and expense management. We believe that our investments in management information systems provide labor cost savings, better control of prices and increased checkout speed and accuracy due to improved product procurement, store delivery schedules, inventory management and pricing accuracy.

      We use scanner-generated information of individual product sales by store for better merchandising in the supermarkets, tighter inventory control and better space allocation. Points of sale scanners are installed in all of our supermarkets in Chile. Transactions recorded by means of laser scanners located at the checkout aisle permit the reporting of real time information on product sales. Each laser scanner reads either bar code imprinted on the labels or inputted by the cashier for all the products sold, including perishables. The point of sale system enables us to accurately record all transactions and provides detailed product and stock information for store managers as well as the central administration. The automatic accounts of the day-to-day sales have enabled management to increase the accuracy of our estimates for the turnover time of each product, which minimizes the in-stock period.

      MARKETING

      Several studies indicate that Chilean consumers associate the Unimarc brand with high quality perishables and fruits and low prices. We enhance the strength of our brand image through newspapers, radio and television. Our advertising strategy is directed primarily at emphasizing our variety of high quality perishables and our excellent service, at the most competitive prices. Our marketing campaign emphasizes service, to respond to the market trend of optimizing efficiency of time spent in the supermarket. The latest research shows that most customers do their shopping during their free weekend time. In response, we have launched several successful television and radio advertising campaigns to enhance our customer perception of efficiency and speed of service at our supermarkets. In connection with our brand extension strategy, we plan to intensify our marketing of the Unimarc brand.

      OWN BRANDS

      Our supermarkets offer several products under our own brand names, which provide customers quality products at lower prices than similar products bearing regular trademark brands. During 2002 approximately 6.1% of our net sales derived from own brand products, as compared to 6.1% and 5.0% during 2001 and 2000, respectively. We believe that the effort of having own-brand products is an important addition to the variety of goods we offer. These own labels include: the "Mi Casa" line for canned food, spices, dried fruits, canned fruits and frozen vegetables, and "Interagro" for frozen vegetables. We introduced the label "Unimarc" by the end of 1999 with several categories including toilet paper, diapers, corn and vegetable oil, rice, shampoo, soap, frozen food and vegetables, ice cream, soft drinks, marmalade and kitchen and bathroom cleaners. We believe that sales of private label products decrease our costs of goods sold and increase our gross margin. Exclusive own label goods also increase client loyalty and enable us to differentiate our products from those of our competitors.

IMPROVEMENT AREAS

      OPTIMIZATION OF DISTRIBUTION SYSTEM

      We have developed an advanced information system in our main warehouse that allows us to control distribution costs and, in collaboration with our suppliers, to optimize stock periods and warehouse space use, while maintaining high levels of quality control. Since August 1999, we have used a SAP/R3 technological platform that has allowed us to reduce the cost of goods sold through price reductions in exchange for a more favorable supply schedule and lease of storage space to the suppliers.

      DECENTRALIZATION OF DECISION MAKING

      We have introduced an on-line management information system that: (1) permits line managers to respond promptly to competitive pressures while preserving wide operating margins, and (2) enhances the flexibility of store managers to select the appropriate product mix for each specific location.

      MARKETING

      Our current marketing is aimed at reinforcing the association of the "Unimarc" brand with high quality perishables and fruits, and low price. Additionally, our marketing campaign is geared to promote sales of these and other high margin products. We seek to take advantage of perceived shifting consumer purchasing patterns by attracting additional customers who place an emphasis on convenience rather than price.

      SALES OF OWN BRAND PRODUCTS

      We currently sell own brand grocery products in all of our stores. Sales of own brand products increase our gross margin as a result of their lower cost compared with similar goods bearing other names. We plan to increase the number of own brand products and increase the selling space devoted to own brand products due to the positive results obtained.

      ADMINISTRATIVE RESTRUCTURING

      We completed a management-restructuring program. Under the new, more horizontal, management structure, we have added new line managers at our central purchasing facility. In addition, we have given our zone managers greater decision making power. We believe that this new structure will enable us to: (1) react more effectively to changing market conditions, (2) become more focused on our customers, and (3) improve our existing purchasing methods with our suppliers.

ORGANIZATIONAL STRUCTURE

      Alimentos Nacionales S.A., is our controlling company, which in turn is fully controlled by Inversiones Errazuriz Ltda. Alimentos Nacionales, S.A. owns 57.16% of our common stock. A list of other major shareholders is found in Item 7 "Major Shareholders and Related Party Transactions - Main Shareholders".

      Our ownership structure is shown in the following chart.

                                [GRAPHIC OMITTED]


GOVERNMENT REGULATION

      GENERAL

      Our operations are subject to a full range of governmental regulations and supervision generally applicable to companies engaged in business in Chile, including (1) labor laws, (2) social security laws, (3) public health, consumer protection and environmental laws, (4) securities market laws and (5) anti-trust laws. These laws include regulations to ensure sanitary and safe conditions in facilities dedicated to the sale and distribution of food and requirements to obtain construction permits for any new facilities. Additionally, national regulations prohibit the sale of alcoholic beverages to persons under 18 years of age. We believe that we are in compliance in all-material respects with all applicable laws and administrative regulations with respect to our business in Chile.

      Except for governmental licenses required for the sale of alcoholic beverages, baked goods, seafood and vegetables, and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold by us. Our supermarkets are subject to inspection by the SERVICIO NACIONAL DE SALUD, the Chilean National Health Service, which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to ensure that our facilities meet all Chilean health standards. Our supermarkets are also subject to inspection by the SERVICIO AGRICOLA Y GANADERO, the Chilean Agricultural and Livestock Service. Concessionaires that operate pharmacies within some of our supermarkets are subject to licensing and inspection by the SERVICIO NACIONAL DE SALUD.

      ENVIRONMENTAL REGULATION. Our policy is to operate on an environmentally sound basis consistent with the applicable environmental law. There are no material legal or administrative proceedings pending against us with respect to any environmental matter, and we believe that we are in compliance in all-material respects with all applicable environmental regulations in Chile.

      PROPERTY, PLANT AND EQUIPMENT

      We own, directly or through other Inverraz subsidiaries, 22 supermarkets, one distribution center and administrative offices. We also lease 15 supermarkets in Chile.

      The table below sets forth-certain information concerning our principal properties and facilities as of December 31, 2002:

------------------------------------------------------------------------------------------------------------------
                       REGISTERED                                                                       TYPE OF
SUPERMARKET             TRADEMARK     REGION       DISTRICT         OPENING DATE    SELLING SPACE M2    INTEREST
------------------------------------------------------------------------------------------------------------------
J.A. Rios (2)            Unimarc       M.R.       Independencia    March 1970               460          Owned
------------------------------------------------------------------------------------------------------------------
J.M. Caro (2)            Unimarc       M.R.       San Miguel       June 1974                500          Owned
------------------------------------------------------------------------------------------------------------------
Santa Rosa (2)           Unimarc       M.R.       La Granja        July 1969                536          Owned
------------------------------------------------------------------------------------------------------------------
Villa Olimpica (2)       Unimarc       M.R.       Nunoa            June 1969                554          Owned
------------------------------------------------------------------------------------------------------------------
Manquehue (2)            Unimarc       M.R.       Las Condes       September 1983           886          Owned
------------------------------------------------------------------------------------------------------------------
Americo Vespucio (1)     Unimarc       M.R.       Las Condes       June 1974                895          Leased
------------------------------------------------------------------------------------------------------------------
Manuel Montt (2)         Unimarc       M.R.       Providencia      December 1984            916          Owned
------------------------------------------------------------------------------------------------------------------
Irarrazaval (1)          Unimarc       M.R.       Nunoa            June 1972              1,017          Leased
------------------------------------------------------------------------------------------------------------------
Diego Portales (2)       Unimarc       M.R.       Santiago         June 1977              1,027          Owned
------------------------------------------------------------------------------------------------------------------
Grecia (2)               Unimarc       M.R.       Nunoa            October 1984           1,143          Owned
------------------------------------------------------------------------------------------------------------------
Santa Maria (2)          Unimarc       M.R.       Vitacura         November 1988          1,180          Owned
------------------------------------------------------------------------------------------------------------------
Gran Avenida (2)         Unimarc       M.R.       San Miguel       December 1975          1,280          Owned
------------------------------------------------------------------------------------------------------------------
Apoquindo (1)            Unimarc       M.R.       Las Condes       July 1978              1,347          Leased
------------------------------------------------------------------------------------------------------------------
La Reina (1)             Unimarc       M.R.       La Reina         March 1965             1,358          Leased
------------------------------------------------------------------------------------------------------------------
Cantagallo (1)           Unimarc       M.R.       Las Condes       October 1987           1,368          Leased
------------------------------------------------------------------------------------------------------------------
Vitacura (1)             Unimarc       M.R.       Vitacura         June 1966              1,474          Leased
------------------------------------------------------------------------------------------------------------------
Maipu I (2)              Unimarc       M.R.       Maipu            November 1988          1,750          Owned
------------------------------------------------------------------------------------------------------------------
Providencia (2)          Unimarc       M.R.       Providencia      December 1984          2,000          Owned
------------------------------------------------------------------------------------------------------------------
Macul (3)                Unimarc       M.R.       Nunoa            September 1975         2,614          Leased
------------------------------------------------------------------------------------------------------------------
Maipu II (2)             Unimarc       M.R.       Maipu            February 1996          2,677          Owned
------------------------------------------------------------------------------------------------------------------
Los Leones (1)           Unimarc       M.R.       Nunoa            mayo 1998              2,734          Leased
------------------------------------------------------------------------------------------------------------------
Tranqueras (2)           Unimarc       M.R.       Vitacura         February 1989          2,998          Owned
------------------------------------------------------------------------------------------------------------------
Cordillera (2)           Unimarc       M.R.       La Florida       March 1996             4,246          Owned
------------------------------------------------------------------------------------------------------------------
La Florida (2)           Unimarc       M.R.       La Florida       June 1983              8,000          Owned
------------------------------------------------------------------------------------------------------------------
San Martin (2)           Unimarc        V         Vina del Mar     March 1986               783          Owned
------------------------------------------------------------------------------------------------------------------
Libertad (2)             Unimarc        V         Vina del Mar     December 1984            877          Owned
------------------------------------------------------------------------------------------------------------------
Curico (1)               Unimarc       VII        Curico           August 1994 1.         1,884          Leased
------------------------------------------------------------------------------------------------------------------
Concepcion (2)           Unimarc       VIII       Concepcion       November 1991          2,720          Owned
------------------------------------------------------------------------------------------------------------------
Chillan (2)              Unimarc       VIII       Chillan          November 1997          2,916          Owned
------------------------------------------------------------------------------------------------------------------
Machali (1)              Unimarc        VI        Rancagua         November 1997          3,000          Leased
------------------------------------------------------------------------------------------------------------------
Pichilemu                Multiahorro    VI        Pichilemu        December 2002            700          Leased
------------------------------------------------------------------------------------------------------------------
Club Hipico (2)          Unimarc       VIII       Talcahuano       November 1995          3,582          Owned
------------------------------------------------------------------------------------------------------------------
Temuco (2)               Unimarc        IX        Temuco           August 1997            3,600          Owned
------------------------------------------------------------------------------------------------------------------
Villarrica (1)           Unimarc        IX        Temuco           June 2002                600          Leased
------------------------------------------------------------------------------------------------------------------
Barros Arana (1)         Unimarc        IX        Temuco           September 2002           633          Leased
------------------------------------------------------------------------------------------------------------------
Rodriguez  (1)           Unimarc        IX        Temuco           September 2002           483          Leased
------------------------------------------------------------------------------------------------------------------
Panguipulli (1)          Unimarc        X         Panguipulli      August 2002              601          Leased
------------------------------------------------------------------------------------------------------------------
Total                    -----        ------      ------           ------                65,339          -----
------------------------------------------------------------------------------------------------------------------
Distribution Center      -----         M.R.       Renca            -----                 10,000          Owned
------------------------------------------------------------------------------------------------------------------

----------
(1)   We lease these 15 supermarkets from third parties.
(2) These 22 supermarkets are owned by Unimarc affiliates, 8 of which consolidate with Supermercados Unimarc S.A., and 14 of which consolidate with Inversiones Errazuriz Ltda.
(3)   Supermarket delivered on January 1, 2003.

      Additionally, in April 2003 we opened a new supermarket in Pitrufquen, region IX, with a selling space of 600 square meters; in June 2003 we opened a new supermarket in Loncoche, region IX, with a selling space of 277 square meters; and in August 2003 we opened a new supermarket in Santiago, Metropolitan region, with a selling space of 360 square meters. We operate these supermarkets under a sublease with a related company.

      Our lease contracts generally require the payment of a monthly rent representing a percentage of our net sales. Our leases define net sales as gross sales less the related value-added tax. Our leases, however, regularly provide that these monthly rent payments should not be less than the minimum amount specified in the lease contract. This amount is expressed in Unidades de Fomento or restated periodically based on any changes in the Chilean consumer price index. Our lessors may terminate our contracts if (1) we fail to pay our rent for two consecutive months, or if we fail to pay three, four or more monthly rents during any given year, or, under certain leases, if we fail to pay any monthly rent or delay the payment of any monthly rent; (2) we cause any significant damages to the leased property; (3) we become insolvent; (4) we use the leased property for a purpose contrary to public interest; or (5) we fail to obtain fire insurance with respect to the leased property during the term of the lease. Usually, our lessors are not responsible for any damages we or any third parties may suffer as a result of the occurrence of any extraordinary or force majeur event, such as a fire or flood, affecting the leased property.

      Generally, if we make any improvement to a leased property, our lessor becomes the owner of such improvement unless we are able to remove it without causing any significant damages to the leased property. Commonly, our leases require that we submit the resolution of any dispute arising under such leases to arbitration.

      We operate the technological platform SAP, which is a network used in information management, merchandise control and financial management. We also implemented the human resources software Meta4. Additionally, each supermarket operates high technology equipment, including cold storage room, freezers and a Unisys cash register system. We believe that our facilities are suitable and adequate for the business we conduct.

      We own four shopping malls in Argentina, Caseros, Belgrano, Quilmes and Federico Lacroze, which have supermarkets with selling space of 6,500 square meters, 7,500 square meters, 4,500 square meters and 1,508 square meters, respectively. Additionally, the Belgrano and Quilmes shopping malls have movie theaters and food courts. In 1999, we leased our four supermarkets in Argentina to Supermercados Norte for a renewable ten-year period. We have also leased our food courts to Natural Foods Industrial y Exportadora S.A., for a renewable 5-year period. Finally, we have leased our movie theaters to Nai II International, Inc. for a renewable 12 -year period.

ITEM 5.  OPERATING AND FINANCIAL REVIEW

INTRODUCTION

      THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

      WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CHILEAN GAAP, WHICH DIFFERS IN SOME IMPORTANT RESPECTS FROM U.S. GAAP. NOTE 41 TO OUR CONSOLIDATED FINANCIAL STATEMENTS PROVIDES A DESCRIPTION OF THE PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND U.S. GAAP AS THEY RELATE TO US, AND A RECONCILIATION TO
U.S. GAAP OF NET INCOME AND TOTAL SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002, RESPECTIVELY. EXCEPT AS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION ABOUT US FOR THE YEARS ENDED DECEMBER 31,
2000 AND 2001 HAS BEEN RESTATED IN CONSTANT PESOS OF DECEMBER 31, 2002 PURCHASING POWER TO ELIMINATE THE DISTORTING EFFECTS OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON NON-MONETARY ASSETS AND LIABILITIES, SUCH THAT ALL SUCH INFORMATION IS PRESENTED IN COMPARABLE MONETARY TERMS. THE GENERAL PRICE-LEVEL GAIN OR LOSS REFLECTED IN OUR INCOME STATEMENTS INDICATES THE EFFECT OF INFLATION ON OUR NET HOLDINGS OF MONETARY ASSETS AND LIABILITIES. WE LOSE OR GAIN GENERAL PURCHASING POWER AS A RESULT OF HOLDING THESE ASSETS AND LIABILITIES

DURING A PERIOD OF INFLATION. ASSETS AND LIABILITIES ARE CONSIDERED "MONETARY" FOR PURPOSES OF GENERAL PRICE-LEVEL ACCOUNTING IF THEIR AMOUNTS ARE FIXED BY CONTRACT OR OTHERWISE IN TERMS OF NUMBER OF CURRENCY UNITS, REGARDLESS OF CHANGES IN SPECIFIC PRICES OR IN THE GENERAL PRICE LEVEL. EXAMPLES OF "MONETARY" ASSETS AND LIABILITIES INCLUDE ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND CASH. ALTHOUGH CHILEAN INFLATION MODERATED DURING THE PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS, AS DISCUSSED BELOW, CHILE HAS EXPERIENCED HIGH LEVELS OF INFLATION IN THE PAST.

      SOME OF OUR LIABILITIES ARE DENOMINATED IN UNIDADES DE FOMENTO. AN UNIDAD DE FOMENTO IS AN INFLATION-INDEXED, PESO-DENOMINATED MONETARY UNIT, WHICH IS SET DAILY IN ADVANCE, BASED ON CHANGES IN THE CPI IN CHILE OF THE IMMEDIATELY PRECEDING MONTH. THE ADJUSTMENTS TO THE CLOSING VALUE OF UNIDADES DE FOMENTO-DENOMINATED ASSETS AND LIABILITIES ARE INCLUDED IN THE PRICE-LEVEL RESTATEMENT ACCOUNT IN OUR CONSOLIDATED STATEMENT OF INCOME. SEE NOTE 41 TO OUR CONSOLIDATED FINANCIAL STATEMENTS.

      Our recent operating results have been affected by our expansion and renovation program, which began in 1994. As part of the program, we refurbished three stores during 1996, five stores during 1997 and seven stores between 2001 and 2002. Although stores being renovated generally do not close entirely for more than one week, our experience to date is that during the months in which a particular store is being refurbished, sales decrease in an average of 29%, with a maximum decrease in sales of approximately 46% during one month. Once a store refurbishment is complete, sales tend to increase by an average of approximately 15% compared to sales immediately prior to the refurbishment. Additionally, we typically improve the product mix at renovated stores, which therefore experience higher sales than prior to the remodeling in high margin prepared food, perishables and frozen products.

      Additionally, our expansion and renovation program entails the addition of new stores. We have opened six new supermarkets in Chile, one in 1996, three in 1997, one in 1998 and 1999, one in 2000, one in 2001, five in 2002 and one in 2003. In our experience, sales generally decrease through the first six months of operation and subsequently rise until stabilizing approximately twelve months after opening.

      We have financed our expansion program with funds generated by our operations as well as financing from both domestic and foreign financial entities.

      Our effective tax rates in Chile in 2000, 2001 and 2002 were lower than the statutory rate of 15% and 16% respectively, mainly due to:

o     tax loss carry-forwards from subsidiaries;

o     tax benefits from certain capital lease transactions;

o     tax credits arising from certain employee training programs; and

o     tax benefits for accelerated depreciation.

      During 2002 we received tax credits due to the recognition of accumulated losses incurred in previous years. We may not be able to avail ourselves of any of these mechanisms in the future.

SUMMARY OF OPERATIONS

      The table below shows financial information as a percentage of net sales for the periods indicated in accordance with Chilean GAAP. For a summary of the same information expressed as a percentage of net sales in accordance with the consolidated operating results reconciled to U.S. GAAP, see "U.S. GAAP Reconciliation".

                                                        YEAR ENDED DECEMBER 31,
                                               ---------------------------------------
                                                  2000           2001           2002
                                               ---------      ---------      ---------
Net sales .................................        100.0%         100.0%         100.0%
Cost of sales .............................        (82.4)%        (76.9)%        (78.9)%
                                               ---------      ---------      ---------
Gross margin ..............................         17.6%          23.1%          21.1%
Administrative and selling expenses .......        (17.5)%        (22.0)%        (27.1)%
                                               ---------      ---------      ---------
Operating income ..........................          0.1%           1.1%          (6.0)%
Non-operating income ......................          1.7%           0.4%           2.1%
Non-operating expenses ....................         (2.8)%         (5.0)%         (5.8)%
Price-level restatement ...................          0.5%           0.2%           3.9%
Non-operating results .....................         (0.6)%         (4.4)%          0.2%
Results before taxes ......................         (0.5)%         (3.3)%         (5.8)%
Minority interest .........................        0.003%        (0.001)%        0.001
Income taxes ..............................          0.6%           1.8%           4.6%
                                               ---------      ---------      ---------
Net income (loss) .........................          0.1%          (1.4)%         (1.3)%

      We experience higher sales in December, during the Christmas and New Year seasons, and lower sales during January and February (summer vacation season) in the Metropolitan region, but our overall levels of sales are not subject to other material seasonal variation. Sales of particular types of products may vary on a seasonal basis.

RESTATEMENT OF FINANCIAL STATEMENTS

      Chilean GAAP requires us to record (1) as a current liability during the relevant fiscal year, any revenue or other income we receive prior to the time such revenue or other income may be treated as earned, but which we expect to earn during the immediately following fiscal year, (2) as a long-term liability during the relevant fiscal year, any revenue or other income we receive prior to the time such revenue or other income may be treated as earned, but which we expect to earn in fiscal years after the immediately following fiscal year, and
(3) as income during the relevant fiscal year, any revenue or other income as earned during such fiscal year, that is, as we provide any underlying services or perform other related obligations during such fiscal year. In addition, Chilean GAAP requires that we record as a "non-monetary liability", any liability we incur in a foreign currency. Pursuant to these rules, in 2001, we recorded, as non-monetary liabilities, certain lease payments that Hipermarc, our Argentine subsidiary, received from Supermercados Norte under a ten year lease because (1) Hipermarc received the lease payments in advance, that is, prior to providing its services under the lease, and (2) such lease payments were denominated and payable in U.S. dollars.

      On January 6, 2002, the Argentine government issued a Law No. 25,561 mandating that certain types of liabilities denominated in U.S. Dollars payable by Argentine individuals and corporations be converted to Argentine pesos. This process is known as the "PESIFICACION". In furtherance of this law, Hipermarc converted to Argentine pesos, the lease payments it had received from Supermercados Norte in U.S. dollars. The consolidated financial statements we filed with the Commission for fiscal year 2001 reflected this conversion.

      Pursuant to Ordinances No. 09181 and No. 00154 issued on December 9, 2002 and January 8, 2003, respectively, the Securities and Insurance Superintendency of Chile ruled that the lease payments Hipermarc received from Supermercados Norte should have been maintained in U.S. dollars, and should have not been converted to Argentine pesos. Ordinances No. 09181 and No. 00154 further required us to restate our consolidated financial statements for fiscal year 2001 and for the quarterly periods of 2002 prior to the issuance of such Ordinances to reflect the conversion of the lease payments to U.S. dollars. We appealed the enforceability of Ordinances No. 09181 and No. 00154 before the Courts of Appeal in Santiago, and on August 21, 2003, the Seventh Court of the Courts of Appeal of Santiago upheld the effectiveness of such Ordinances. Accordingly, we restated our consolidated financial statements as ordered by the Securities and Insurance Superintendency. This restatement had the general effect of (1) increasing our long-term monetary liabilities by Ch$2,103,243 and Ch$3,343,761 as of December 31, 2001 and 2002, respectively, (2) increasing our short-term monetary liabilities by Ch$323,542 and Ch$607,957 as of December 31, 2001 and 2002, respectively, and (3) decreasing our income by Ch$2,498,460 and by Ch$1,287,826 in fiscal years 2001 and 2002, respectively. The translation of our non-monetary liabilities from Argentine pesos to U.S. dollars had the effect of increasing our monetary liabilities in the amounts specified above, reflecting the impact of the translation of such non-monetary liabilities at an exchange rate of A$3.39 per U.S. dollar.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

      NET SALES

      Net sales include:

o     product sales;

o payments received from suppliers in exchange for their access to shelf space, in the form of discounts, special promotions and other marketing arrangements;

o     payments from our lessees in each store; and

o payment of lease rents in connection with the lease of our facilities in Argentina.

      During 2002, our net sales decreased to Ch$122,344 million, or 17.3%, as compared to Ch$147,944 million during 2001. This decrease was mainly the result of a decrease in our sales volume and a decrease in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products as well as food products. During 2002, same store sales declined to Ch$110,054 million, or 17.2%, as compared to Ch$132,979 million during 2001, while new stores had a better performance than existing stores. Same store sales include the sale of products in stores existing both in the current and the immediately prior year, while the remainder of store sales includes the sale of products in stores that we opened during the relevant financial year.

      COST OF SALES AND GROSS MARGIN. Our cost of sales mainly includes the purchase cost of products from suppliers, including among others, the cost of perishable goods, food and non-food products, beverages and liquors. During 2002, our cost of sales decreased to Ch$96,585 million, or 15.1%, as compared to Ch$113,788 million during 2001. This decrease was due to (1) the decrease in our sales and (2) the improvement in our marketing margin, attributable to a reduction in the price of some of the products we purchase from our suppliers and an increase in our sales of private label products, which have a lower purchase cost as compared to other brand products. The increase in our marketing margin was also the result of our efforts to enhance our marketing image. In 2002, our cost of sales accounted for 78.9% of our net sales, as compared to 76.9% in 2001.

      Our gross profit decreased to Ch$25,758 million in 2002, or 24.6%, from Ch$34,155 million in 2001. Our gross profit, as a percentage of our net sales, decreased to 21.1% in 2002 from 23.1% in 2001.

      ADMINISTRATIVE AND SELLING EXPENSES. Our administrative and selling expenses include the payment of salaries, depreciation expenses, lease payments for the rent of supermarket facilities, and costs of materials, power and electricity. During 2002, our administrative and selling expenses rose to Ch$33,150 million, or 2.0%, from Ch$32,486 million during 2001. Of the Ch$33,150 million in administrative and selling expenses:

o Ch$6,702 million was attributable to depreciation expenses, compared to Ch$5,794 million during 2001. This increase was principally due to an increase in depreciation expenses from investments in store renovations we made during 2001 and 2002. During 2002 we refurbished several stores, including Las Tranqueras, Vina Libertad, Vina San Martin, Concepcion, Curico, Providencia, Gran Avenida, Grecia and Irarrazaval.

o Ch$26,448 million was attributable to administrative expenses, compared to Ch$26,692 million during 2001. This decrease was mainly due to lower marketing costs and administrative expenses incurred during the year.

      During 2002 and 2001 administrative and selling expenses represented 27.1% and 22.0% of our net sales, respectively.

      OPERATING INCOME. During 2002, we had an operating loss of Ch$7,391 million, or 542.6%, compared to an operating income of Ch$1,670 million during 2001. Our operating loss was the result of the decrease in our net sales, as explained above. Our operating loss represented 6.0% of our net sales in 2002 and our operating income represented 1.1% of our net sales in 2001.

      NON-OPERATING INCOME. The table below provides non-operating income information for the years ended December 31, 2001 and 2002:

                                                YEAR ENDED AS OF DECEMBER 31,
                                                -----------------------------
                                                    2001            2002
                                                  --------        --------
                                              (in millions of Chilean pesos)
Financial income .........................              62             142
Gain on sale of fixed assets (*) .........              11             263
Other non-operating income ...............             492           2,113
                                                  --------        --------
Total ....................................             565           2,518
                                                  ========        ========

----------
(*) Our consolidated income statement includes income from the sale of fixed assets in "Other non-operating income".

      During 2002, our non-operating income rose to Ch$2,518 million, or 345.8%, as compared to Ch$565 million during 2001. This increase was mainly due to our recognition in 2002 of income from a debt forgiveness granted by our parent, Inverraz, in the amount of Ch$1,877 million.

      NON-OPERATING EXPENSES. The table below provides information with respect to our non-operating expenses for the years ended December 31, 2001 and 2002:

                                                YEAR ENDED AS OF DECEMBER 31,
                                                -----------------------------
                                                    2001            2002
                                                  --------        --------
                                              (in millions of Chilean pesos)
Financial expenses .......................           5,703           4,774
Amortization of goodwill .................           1,306           1,264
Loss on sale of assets (*) ...............               6           1,032
                                                  --------        --------
Other non-operating expenses .............             390              50
                                                  --------        --------
Total ....................................           7,405           7,120
                                                  ========        ========

----------
(*) Our consolidated financial statements include the loss from the sale of fixed assets in "Other Non-operating Expenses".

      During 2002, our non-operating expenses decreased to Ch$7,120 million, or 3.8%, as compared to Ch$7,405 million in 2001. The decrease in financial expenses to Ch$4,774 million in 2002 from Ch$5,703 million in 2001 was attributable to lower interest rates paid on our bank loans.

      Under Chilean GAAP, (1) goodwill represents the excess of the purchase price paid for the stock of a company we have acquired over such stock's net book value at the time of the stock purchase transaction, and (2) negative goodwill represents the excess of the net book value of the stock of a company we have acquired over such stock's purchase price at the time of the stock purchase transaction. Generally, we amortize goodwill and negative goodwill over a maximum period of 20 years. During 2001 and 2002, the amortization of goodwill amounted to Ch$1,306 million and Ch$1,264 million, respectively, resulting from our purchase of several companies, including among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A. See Note 14 to our financial statements.

      INCOME TAXES. In 2002, we recognized a tax benefit of Ch$5,592 million, compared to a tax benefit of Ch$2,736 million in 2001. Our tax benefit during both years was attributable to the recognition of deferred taxes arising from accumulated tax losses.

      NET LOSS. During 2002 and 2001, our net losses were Ch$1,600 million and Ch$2,101 million, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

      NET SALES. During 2001, our net sales decreased to Ch$147,944 million, or 12.4%, as compared to Ch$168,853 million during 2000. This decrease was mainly the result of a decrease in our sales volume and a decrease in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products as well as food products. During 2001, same store sales declined to Ch$132,979 million, or 14.3%, compared to Ch$155,155 million during 2000, while new stores had a better performance than existing stores.

      COST OF SALES AND GROSS MARGIN. During 2001, our cost of sales decreased to Ch$113,788 million, or 18.2%, from Ch$139,151 million during 2000. This decrease was due to (1) the decrease in our sales and (2) an improvement in our marketing margin resulting from a reduction in the price of some the products we purchase from our suppliers and an increase in the sales of private label products, which have a lower purchase cost as compared to other brand products. In 2001, our cost of sales represented 76.9% of net sales, as compared to 82.4% in 2000.

      Our gross profit increased to Ch$34,156 million in 2001, or 15%, from Ch$29,702 million in 2000. Our gross margin, as a percentage of our net sales, increased to 23.1% during 2001 from 17.6% during 2000. This increase was principally the result of a better marketing margin, which we achieved through the combination of a reduction in the price of products we purchase from our suppliers and an increase in the product sales price we charge to our customers.

      ADMINISTRATIVE AND SELLING EXPENSES. During 2001, our administrative and selling expenses rose to Ch$32,486 million, or 10.2%, from Ch$29,473 million during 2000. Of the Ch$32,486 million in administrative and selling expenses:

o Ch$5,794 million consisted of depreciation expenses, compared to Ch$5,380 million during 2000. This increase was mainly attributable to an increase in depreciation expenses relating to the start-up of Parque Unimarc La Florida, a new supermarket we opened in late 2000; and

o Ch$26,692 million consisted of administrative expenses, compared to Ch$24,094 million during 2000. This increase was mainly due to an increase in marketing and administrative expenses we incurred for the operation of Parque Unimarc La Florida.

      Administrative and selling expenses represented 22.0% and 17.5% of our net sales during 2000 and 2001, respectively.

      OPERATING INCOME. During 2001, our operating income rose to Ch$1,669 million, or 628.8%, as compared to Ch$229 million during 2000. This increase was due to (1) a decrease in the price of some of the products we purchase from our suppliers, which enabled us to reduce our operating costs by approximately 6.7%, and (2) an increase in the sale of private label products, which have a lower purchase cost as compared to other brand products. Operating income represented 1.1% and 0.1% net sales in 2001 and 2000, respectively.

      NON-OPERATING INCOME. The table below provides non-operating income information for the years ended December 31, 2000 and 2001:

                                                YEAR ENDED AS OF DECEMBER 31,
                                                -----------------------------
                                                    2000             2001
                                                  --------        --------
                                               (in millions of Chilean pesos)
Financial income .........................             266              62
Gain on sale of fixed assets (*) .........           2,786              11
Other non-operating income ...............             244             492
                                                  --------        --------
Total ....................................           3,296             565
                                                  ========        ========

----------
(*) The consolidated income statement includes income from the sale of fixed assets in "Other non-operating income".

      In 2001, our non-operating income decreased to Ch$565 million, or 82.9%, as compared to Ch$3,296 million in 2000. During 2000, our gain of Ch$2,786 million from the sale of fixed assets was attributable to the sale of several storage facilities to Renta Nacional Compania de Seguros de Vida S.A.

      NON-OPERATING EXPENSES. The table below provides non-operating expense information for the years ended December 31, 2002 and 2001:

                                                YEAR ENDED AS OF DECEMBER 31,
                                                -----------------------------
                                                    2000             2001
                                                  --------        --------
                                               (in millions of Chilean pesos)
Financial expenses .......................           3,616           5,703
Amortization of goodwill .................           1,273           1,306
Loss on sale of assets (*) ...............             369               6
                                                  --------        --------
Other non-operating expenses .............             122             390
                                                  --------        --------
Total ....................................           5,380           7,405
                                                  ========        ========

----------
(*) Our consolidated income statements include the loss from the sale of fixed assets in "Other Non-operating Expenses".

      In 2001, our non-operating expenses increased to Ch$7,405 million, or 37.9%, as compared to Ch$5,380 million in 2000. The increase in financial expenses to Ch$5,703 million in 2001 from Ch$3,616 million in 2000 was mainly due to expenses we incurred in connection with our lease of Parque Unimarc La Florida, which we opened in late 2000.

      During 2000 and 2001, our goodwill amounted to Ch$1,273 million and Ch$1,306 million, respectively, resulting from our purchase of several companies, including, among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A. See Note 14 to our financial statements.

      INCOME TAXES. During 2001, we received a tax benefit of Ch$2,736 million, compared to a tax benefit of Ch$1,086 million in 2000. This tax benefit derived from the recognition of deferred taxes arising from accumulated tax losses.

      NET INCOME. During 2001 we incurred a net loss of Ch$2,101 million, while in 2000 we had a net income of Ch$111 million.

LIQUIDITY AND CAPITAL RESOURCES

      Our primary sources of liquidity consist of cash from operations and cash available under lines of credit and other financing arrangements. During 2001, net cash provided by operations was Ch$6,581 million compared to cash provided by operations of Ch$12,883 million in 2002.

      Funds from other sources were Ch$18,821 million in 2001 and Ch$19,722 million in 2002, and derived principally from issuance of stocks, sales of assets, sale of investments, dividends from related companies and increase in long-term liabilities. Of the Ch$19,722 million in funds we obtained during 2002, we derived Ch$12,130 million from loans, Ch$7,591 million from the sale of fixed assets and Ch$0.7 derived from sales of other investments. Historically, we have financed a portion of our capital needs through a series of sale/leaseback transactions with related entities. Under these sale/leaseback transactions, we sell existing supermarkets to related entities, mainly to Renta Nacional Compania de Seguros de Vida S.A., or Renta Nacional, to finance the construction and/or remodeling of other supermarkets. We may then repurchase these supermarkets using funds generated from our operations. We may enter into additional sales or sale-leaseback transactions with Renta Nacional or other related entities in order to finance the acquisition of new stores or renovation of existing stores. Any such transactions will only be entered into on terms no less favorable than those which could be obtained from non-related third parties.

      The principal uses of funds in 2001 and 2002 were:

o payment of costs associated with the construction of Parque Unimarc La Florida and the renovation and expansion of existing stores;

o     payments to personnel and suppliers;

o     repayment of bank debt and obligations under capital leases; and

o     distribution of dividends in 2001.

      Our foreign currency liabilities, including our long-term debt, are denominated in U.S. dollars and Argentine pesos. As of December 31, 2002, we had liabilities in the amount of Ch$25,232 million denominated in U.S. dollars and Ch$665 million denominated in Argentine pesos.

      During 2003, we anticipate capital expenditures in the amount of Ch$0.5 million to finance our ongoing supermarket expansion and renovation program, which we expect to fund from internally generated resources. See "Item 4. Information on the Company - History and Development of the Company - Principal Capital Expenditures and Divestitures".

      LONG TERM LIABILITIES. As of December 31, 2002 and 2001, our long-term liabilities amounted to Ch$34,423 million, as compared to Ch$41,192 million as of December 31, 2001. As of December 31, 2002, our long-term bank debt comprised
(1) two loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$2,984 million, or 35.7% of our long-term bank debt, (2) two loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$5,202 million, or 62.3% of our long-term bank debt, and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$164 million, or 2.0% of our long-term bank-debt. The average weighted maturity of our outstanding long-term liabilities as of December 31, 2002 was approximately ten years. Our total long-term liabilities at December 31, 2002 also included (1) long-term obligations in the total amount of Ch$1,859 million under various equipment lease contracts, (2) lease payment obligations in the total amount of Ch$17,258 million owed to Renta Nacional in connection with the supermarket we lease from it, and (3) deferred income in the amount of Ch$1,399 million. This deferred income reflects early lease payments we received from Supermercados Norte for the lease of our supermarkets in Argentina. As of December 31, 2002, the average weighted maturity of our liabilities under this lease was approximately 20 years.

      The collateral below secures certain of our major loans:

o the loan we received from CorpBanca is secured by mortgages on two of our supermarkets, Maipu I and Maipu II.

o the loan we received from Banco Scotiabank S.A. (SudAmericano) is secured by a mortgage on one of our supermarkets, Vina San Martin.

o the loan we received from BankBoston is secured by mortgages over certain forestry assets owned by the following related parties: Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Forestal Regional S.A.

      SHORT-TERM LIABILITIES. As of December 31, 2002, our short-term debt amounted to Ch$24,610 million, and included, among others, a bridge loan in the principal amount of US$22.0 million payable to BankBoston, with an outstanding balance, including both principal and interest, of Ch$16,188 million, or US$22.5 million, as of December 31, 2002.

IMPACT OF INFLATION AND PRICE-LEVEL RESTATEMENT

      Under Chilean GAAP we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso during each year, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official CPI of the INSTITUTO NACIONAL DE ESTADISTICAS, with the exception of assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

      Certain companies in Chile finance current assets and fixed assets with short-term and long-term liabilities in foreign currency. Because assets are generally restated using the CPI and liabilities in foreign currency are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate of the Chilean peso.

      During 1998, Technical Bulletin No. 64 ("BT 64") was issued, which superseded Technical Bulletin No. 51 under Chilean GAAP for 1999 and subsequent years. In accordance with BT 64, the financial statements of the Argentine subsidiary were converted into Chilean pesos at year end rates, and any difference between the end of the year net equity of the subsidiary and the corresponding investment account, after price level restatement, of the parent company was recorded in shareholders' equity as a cumulative conversion adjustment. Prior to 1999, the financial statements of the Argentine subsidiary were converted to Chilean pesos using Chilean pesos as the functional currency.

      Because of Chile's past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in Unidades de Fomento. Most long-term assets and liabilities in pesos are indexed in Unidades de Fomento and the adjustment to the closing value is reflected in the price-level adjustment account.

      The use of Unidades de Fomento-denominated transactions offsets the effect of inflation in the preparation of price-level adjusted financial statements. For example, a company with Unidades de Fomento-denominated obligations will record both a financing cost, from the adjustment to the value of the Unidades de Fomento due to the effects of inflation, and a price-level gain, from holding a liability during a period of inflation, of comparable amounts, excluding the difference between actual inflation and the inflation rate used for purposes of the Unidades de Fomento index, which has a lag of one month. In the case of a Unidades de Fomento-denominated asset, the price-level adjustment, a loss, and the Unidades de Fomento valuation, a gain, also offset each other, with the exception of the one-month lag in the Unidades de Fomento index referred to above.

CRITICAL ACCOUNTING POLICIES

      When preparing our consolidated financial statements, in accordance with Chilean GAAP, we are required to make estimates and judgments that affect the value of our assets, liabilities, sales and expenses. We continually evaluate these estimates, including those related to allowances for bad debt, inventories, useful lives of property, plants and equipment, intangible assets, contingent liabilities, appraisal of income taxes, severance indemnities and the fair value of financial instruments. We base our estimates on historical experience and on other assumptions, which we believe to be reasonable in the light of the circumstances. These estimates serve as the basis for our judgments on the value of our assets and liabilities. Actual results could differ from these estimates under different assumptions and conditions. Below we have identified the accounting policies that are critical to our financial statements.

      NOTES AND ACCOUNTS RECEIVABLE AND SUNDRY DEBTORS

      We perform continuous evaluation of credit to our clients and the limits of credit are restated on the basis of the history of payments and the current behavior of the client, as determined from our review of such client's currently available credit information. We continuously supervise collections from, and payments made by, our clients and we maintain a provision for estimated credit losses based on the period of nonpayment of balances, which are presented as a deduction under "Notes receivable" and "Sundry debtors." While such credit losses have been historically within our estimates and the provisions established, we may not ascertain that we will continue to experience the same credit loss rates we have had in the past.

      INVENTORIES

      Generally, we appraise our inventories at the average acquisition cost, which does not exceed their net sales price. However, we appraise the frozen products produced by our affiliate Interagro Comercio y Ganado S.A., at the average production cost. Products that are obsolete or out of season are sold during the year. Eventually, we could incur losses due to obsolescence in connection with these products if not sold during the year. However, our goal is to sell those products within the year to optimize our inventories.

      PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

      Property, plant and equipment are recorded at price level restated purchase price. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions, relating to the useful lives of such assets, that affect the reported amounts of assets and the disclosure at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As of December 31, 2002, the useful lives of our property, plant and equipment were estimated as follows:

o     60 years for buildings;

o     3 - 20 years for machinery and equipment; and

o 10 years for furniture and materials, as well as water, fuel, electricity and other equipment.

      INCOME TAXES

      We record valuation allowances, if necessary, to reduce our deferred tax assets to the amount that we are likely to realize. We consider future taxable income and tax planning strategies to assess the need for, and the size of, the valuation allowances. If we determine that we can realize a deferred tax asset in excess of our net recorded amount, we adjust the deferred tax asset, thereby increasing income. Conversely, if we determine that we are unable to realize all or part of our net deferred tax asset, we adjust the deferred tax asset, thereby decreasing income.

      CONTINGENT LIABILITIES

      We are party to a number of claims and lawsuits that are related to the normal course of business activity. Additionally, we are subject to certain legal proceedings against us filed by creditors of our affiliates, that seek the repayment of several loans. Although we may not anticipate the amount of the related liabilities, we record provisions when we consider such liabilities as probable and reasonably estimable. The provisions are based on historical experience and legal advice are reviewed on a three-month basis, and are updated based on further developments. Changes in the amount of the provisions affect our consolidated income statements. As of December 31, 2002, we had recorded provisions in the total amount of Ch$271 million with respect to labor proceedings and other contingencies. See "Item 3. Key Information" and "Item 8. Financial Information --Legal Proceedings".

      REVENUE RECOGNITION

      We recognize revenues at the point of sale to retail customers, when title to the goods has transferred to the customer and the customer has paid the price for such goods. We recognize the discounts we provide to customers at the point of sale, as well as an allowance for returns as a reduction in sales, as we sell our products. We recognize income for in-store promotions, or other incentives from suppliers that are non-refundable credits or payments when the related activities that the supplier requires are completed, the amount can be fixed or is variable and determinable, and the collectability is reasonably assured. This income is generally included as an offset of cost of sales. Funds that are directly linked to advertising commitments are recognized as a reduction of cost of sales when the related advertising commitment is satisfied. We also maintain allowances for possible estimated losses due to bad debts that result from the inability of our customers to make required payments.

      ASSETS IMPAIRMENTS

      We monitor the carrying value of long-lived assets for potential impairment each quarter based on whether certain trigger events have occurred, such as current period losses combined with a history of losses, or a projection of continuing losses, or a significant decrease in the market value of an asset. When a trigger event occurs, we perform an impairment calculation by comparing
(1) projected undiscounted cash flows utilizing current cash flow information and expected growth rates related to specific stores (2) to the carrying value for those stores. If impairment is identified for long-lived assets other than real property, we compare discounted future cash flows to the asset's current carrying value, and we record impairment when the carrying value exceeds the discounted cash flow. With respect to owned property and equipment associated with closed stores, we adjust the value of the property and equipment to reflect recoverable values based on our previous efforts to dispose of similar assets and current economic conditions. We recognize impairment for the excess of carrying value over estimated fair market value, reduced by estimated direct costs of disposal. We reflect any reductions in the carrying value of assets resulting from the application of this policy in the income statement as "asset impairment charges".

      GOODWILL

      As per the Chilean generally accepted accounting principles, goodwill rises from the surplus in the purchase value of companies acquired over their net accounting value. Negative goodwill results when the net accounting value exceeds the purchase price of the acquired companies. Goodwill and negative goodwill also rise from the purchase of investments accounted under the equity method. Goodwill and negative goodwill are regularly amortized over a maximum period of 20 years, considering the earning period of the investments. Chilean generally accepted accounting principles also provides that the amortization of goodwill and negative goodwill may be accelerated if the proportional income or loss of the company in which the investment is made exceeds the amount of the respective linear amortization

US GAAP RECONCILIATION

      The main differences between Chilean GAAP and U.S. GAAP that affected our results for the years ended December 31, 2000, 2001 and 2002, are:

o the adjustment under U.S. GAAP of excess price paid to shareholders over the original cost basis for the repurchase of assets.

o the capitalization under U.S. GAAP of interest incurred during the period that assets are being constructed or prepared for productive use;

o the reversal under U.S. GAAP of the amortization of negative goodwill under Chilean GAAP

o the reversal under U.S. GAAP of the amortization of goodwill in a business combination with companies under common control, which combination is accounted for as a distribution to shareholders and a reduction of shareholders' equity for U.S. GAAP purposes;

o the reversal of gain and losses from the sale of assets to related companies.

      Under U.S. GAAP, we are required to accumulate a liability for our obligation to pay a dividend equal to at least 30% of our net income in the relevant year unless otherwise agreed by our shareholders. Pursuant to Chilean GAAP, our financial statements also recognize the effects of inflation. The effect of inflation has not been reversed in reconciliation with U.S. GAAP.

      Our gross profit for the year ended December 31, 2002 under U.S. GAAP was Ch$ 25,759 million, or a 21.1% gross margin, while the amount reported under Chilean GAAP was Ch$ 25,759 million or a 21.1% gross margin. Gross profit for the year ended December 31, 2001 under U.S. GAAP was Ch$ 37,550 million, or a 24.8% gross margin, while the amount reported under Chilean GAAP was Ch$ 34,155 million, or a 23.1% gross margin. Our gross profit for the year ended December 31, 2000 under U.S. GAAP was Ch$ 29,721 million, or a 17.6% gross margin, while the amount reported under Chilean GAAP was Ch$ 29,702 million, or a 17.6% gross margin.

      Our operating income for the year ended December 31, 2002 under U.S. GAAP was Ch$ 7,487 million, while the amount reported under Chilean GAAP was Ch$ 7,391 million. Our operating income for the year ended December 31, 2001 under U.S. GAAP was Ch$ 4,904 million, while the amount reported under Chilean GAAP was Ch$ 1,670 million. Our operating income for the year ended December 31, 2000 under U.S. GAAP was Ch$ 162 million, while the amount reported under Chilean GAAP was Ch$ 229 million.

      The following table sets forth certain financial information for Unimarc as a percentage of net sales for the periods indicated, in accordance with U.S. GAAP.

                                               YEAR ENDED AS OF DECEMBER 31,
                                            ----------------------------------
                                              2000         2001         2002
                                            --------     --------     --------
Net sales ..............................         100%         100%         100%
Cost of sales ..........................       (82.4)       (75.2)       (75.2)
Gross margin ...........................        17.6         24.8         24.8
Administrative and selling expenses ....       (17.5)       (21.6)       (27.2)
Operating Income .......................         0.1          3.2         (2.4)
Non-operating income ...................         0.4          0.4          2.9
Non-operating expense ..................        (2.5)        (4.2)        (4.8)

Price-level restatement ................         0.5          0.2          3.9
Non-operating results ..................        (1.6)        (3.6)         2.0
Results before taxes ...................        (1.7)        (0.4)        (0.4)
Income taxes ...........................         1.3          0.5          3.9
Net income (loss) ......................        (0.4)         0.1         (0.3)
Minority interest ......................         0.0          0.0          0.0
Net income (loss) ......................        (0.4)         0.1         (0.3)

      Our net loss for the year ended December 31, 2002 under U.S. GAAP was Ch$
308.67 million, compared to that reported under Chilean GAAP of Ch$ 1,599.8 million. The net loss under Chilean GAAP is higher mainly due to:

o     adjustment for business combinations with companies under common control;
      and

o     gain on sale of fixed assets to related companies

      Our net income for the year ended December 31, 2001 under U.S. GAAP was Ch$ 136 million, compared to our net income reported under Chilean GAAP of Ch$ 2,101 million. Net income under U.S. GAAP was higher mainly due to:

o     adjustment for business combinations with companies under common control;
      and

o     gain on sale of fixed assets to related companies

      Our net loss for the year ended December 31, 2000 under U.S. GAAP was Ch$ 622 million, compared to our net income reported under Chilean GAAP of Ch$ 111 million. The net loss under U.S. GAAP is mainly due to:

o     adjustment for business combinations with companies under common control;

o     an adjustment for deferred tax provisions; and

o     gain on sale of fixed assets to related companies.

      Our total shareholders' equity under U.S. GAAP as of December 31, 2002 was Ch$92,665 million, compared to that reported under Chilean GAAP of Ch$107,823 million. The principal reasons for the difference between total shareholders' equity under U.S. GAAP and Chilean GAAP in this period are:

o     an adjustment of deferred taxes;

o an adjustment for the payment to shareholders for excess purchase price over book value;

o an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets;

o     an adjustment for tax loss carry forwards;

o     the net effect of adjustments for business combination;

o     the conversion of Hipermarc to FAS 52; and

o     capitalized computer software cost

      Our total shareholders' equity under U.S. GAAP as of December 31, 2001 was Ch$ 87,203 million, compared to that reported under Chilean GAAP of Ch$ 108,271 million. The principal reasons for the difference between total shareholders' equity under U.S. GAAP and Chilean GAAP in this period are:

o     an adjustment of deferred taxes;

o an adjustment for payment to shareholders for excess purchase price over book value;

o an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets;

o     an adjustment for tax loss carry forwards;

o     the net effect of adjustments for business combination;

o     the conversion of Hipermarc to FAS 52; and

o     capitalized computer software cost

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

      In accordance with our by-laws, our Board of Directors must be comprised of seven directors who are elected at the annual regular shareholders' meeting. The entire Board of Directors is elected every three years. The current Board of Directors was elected in April 2002. If a vacancy occurs, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire Board of Directors will be elected or re-elected. There are regularly scheduled monthly meetings of the Board of Directors; extraordinary meetings are convened (1) when called by the President, (2) when requested by any other director with the assent of the President or (3) when requested by an absolute majority of the directors. The directors at December 31, 2002 were as follows:

                                                                CURRENT POSITION      YEARS WITH UNIMARC OR
NAME                                    POSITION                HELD SINCE            RELATED ENTITIES
-----------------------------------------------------------------------------------------------------------
Francisco Javier Errazuriz Ovalle       Chairman and Director   November 1997             7 years
Elias Errazuriz Errazuriz               Director                April, 2000               6 years
Victor Cantillano Vergara               Director                April, 2001               19 years
Eduardo Viada Aretxabala                Director                April, 2001               6 years
Jorge Indo Vargas                       Director                January 2002              25 years
Ramon Mendez Cifuentes                  Director                April, 2002               4 years
Cristian Rosselot Mora                  Director                April, 2002               2 years

      MR. FRANCISCO JAVIER ERRAZURIZ OVALLE is the Chairman and Director of Unimarc, as well as in several other companies of the Inverraz Group. Mr. Errazuriz joined the Inverraz Group in 1996. He holds a degree in business administration from the Universidad de Chile.

      MR. ELIAS ERRAZURIZ ERRAZURIZ is a Director of Unimarc. Mr. Errazuriz joined the Inverraz Group in 1997. Mr. Errazuriz held several positions in the holding Camelio since 1975 to 1986, including the position of Chief Executive Officer. He has also served as: (1) from 1986 to 1991, Chief Executive Officer in Pesquera Comtesa S.A., (2) from 1993 until 1996, Operations Manager of Salmones Aguas Claras S.A., (3) in 1996, Commercial Manager in Pesquera San Pedro S.A., and (4) from 1997 until 1998, Commercial Manager in Pesquera Nacional S.A. Mr. Errazuriz is at present, the Chief Executive Officer in Salmones Unimarc S.A. He holds a degree as Factor de Comercio.

      MR. VICTOR CANTILLANO VERGARA is a Director in Unimarc and among others, Compania de Seguros de Vida y Generales Renta Nacional. Mr. Cantillano joined the Inverraz Group in 1984, and has held several positions within the Inverraz Group and Unimarc, including the position of Information Systems Manager, Assistant Financial Manager in Inverraz and Administration Manager in Companias de Seguros de Vida y Generales Renta Nacional. Mr. Cantillano at present is the Administration Manager in Inversiones Errazuriz Ltda. He holds a degree as Factor de Comercio.

      MR. EDUARDO VIADA joined Unimarc in September 1998 as Chief Financial and Administration Officer. Mr. Viada joined the Inverraz Group in August 1997. Prior to joining Unimarc, Mr. Viada held office as Chief of Risks and Assistant Commercial Manager in Banco Sud Americano S.A. and as Chief Financial and Administration Officer in Papelera Dimar S.A. At present, he is the Financial Director in Inverraz and Director in Unimarc, and participates in the Boards of Directors of several companies in the Inverraz Group, among others, in Companias de Seguros de Vida y Generales Renta Nacional. He holds a degree in business administration from Universidad Diego Portales.

      MR. JORGE INDO VARGAS is a Director of Unimarc. He joined the Inverraz Group in 1978 and has held several positions within the Inverraz Group, including the positions as Comptroller of the companies in the Group. Additionally, he is Director, among other companies, of Companias de Seguros de Vida y Generales Renta Nacional. He holds a degree in Factor de Comercio.

      MR. RAMON MENDEZ CIFUENTES is a Director of Unimarc and joined us in 1998. He holds a degree as Factor de Comercio.

      MR. CRISTIAN ROSSELOT MORA is a Director in Unimarc and joined us in 2002. He holds a degree in Law from Universidad Gabriela Mistral and a Diplomate in Litigation from Universidad Diego Portales; and is member of the professor staff of the Department of Processal Law in Universidad Gabriela Mistral. In the Supreme Court of Justice, he is the Secretary and Chief of the Staff of the Justice of the Court of Mr. German Valenzuela Erazo; he is a member of the Board in Renta Nacional Compania de Seguros de Vida and Compania de Seguros Generales.

EXECUTIVE OFFICERS

      As of December 31, 2002, our executive officers were:

NAME                                    POSITION
---------------------------------       ------------------------------------
Francisco Javier Errazuriz Ovalle       Principal Executive Officer
Claudia Quezada Romero                  Chief Commercial & Financial Officer
Juan Miguieles Silva                    Systems Manager
Olga Melo Vergara                       Quality and Services Manager
Gabriel Rodriguez Gajardo               Operations Manager
Joaquin Abbott Galaz                    Internal Auditor
Enrique Barriga Ugarte                  Foreign Trade Manager

      MR FRANCISCO JAVIER ERRAZURIZ OVALLE is our Principal Executive Officer.

      MRS. CLAUDIA QUEZADA ROMERO, our Chief Commercial & Financial Officer, joined us in November 1999. Mrs. Quezada joined the Inverraz Group in 1989, and has held the following positions within Inverraz and Unimarc: (1) Chief of Budget and Treasury of Cidef S.A. since 1989 until 1996, (2) several positions in Pesquera Nacional S.A. between 1996 and 1999, including the position of Administration & Finance Manager, and (3) Finance Manager in Unimarc from 1999 until 2001. She holds a degree in business administration from the Universidad de Santiago de Chile.

      MR. JUAN MIGUIELES SILVA, our Systems Manager, joined us in the month of December 1999. Mr. Miguieles joined the Inverraz Group in 1986, and held the position of Systems Manager in Renta Nacional Compania de Seguros Generales S.A. prior to becoming the Systems manager in Unimarc. He holds a degree in business administration from the Universidad de Concepcion.

      MS. OLGA MELO VERGARA, our Quality & Services Manager joined us in August 1980. Ms. Melo has also held office as supermarket manager and zonal supermarkets manager. She holds a degree in business administration from Universidad Catolica de Chile.

      MR. GABRIEL RODRIGUEZ GAJARDO, our Operations Manager, joined us in 2001. Prior to joining Unimarc he held office as Operations Manager in Farmacias Cruz Verde, Development manger and Manager of the Distribution Center in Socofar. Mr. Rodriguez holds a degree in Civil Engineering from Universidad de Chile.

      MR. JOAQUIN ABBOTT GALAZ, our internal auditor, joined us in June 1982. Mr. Abbott holds a degree as Auditing Accountant from Universidad de Concepcion.

      MR. ENRIQUE BARRIGA UGARTE, our Foreign Trade Manager, joined us in 1998. Mr. Barriga joined the Inverraz Group in 1979 and has held office as Foreign Trade Manager in Cidef, Motorcycle Sales Manager and Chief Executive Officer in Inverraz Trading S.A., Mr. Barriga holds a degree as Business Administrator from Instituto IPEVE.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      Pursuant to the agreement established during the shareholders' ordinary meeting of Unimarc, no fees have been paid to our Directors.

      For the year ended December 31, 2002, the aggregate amount of compensation paid to our executive officers totaled Ch$ 155 million, or US$ 215,700.

      We do not disclose to our shareholders or otherwise make available public information regarding the compensation of our individual executive officers.

      Unimarc does not have any pension or retirement programs for its directors or executive officers.

EMPLOYEES

                                             YEAR ENDED AS OF DECEMBER 31,
                                        --------------------------------------
                                          2000           2001           2002
                                        --------------------------------------
Total Unimarc employees .........          1,976          1,950          1,460
Total Affiliate employees .......          3,114          2,650          2,632
                                        --------       --------       --------
Total ...........................          5,090          4,600          4,092

      As of December 31, 2002, we had (1) 1,460 directly hired employees, and
(2) an additional 2,632 employees hired under a labor agreement with several non-related entities. As of December 31, 2002, our employees (including those hired under agreements with third parties) were geographically located as follows: (1) 2,793 in the Metropolitan region, (2) 163 in region V, (3) 462 in region VI, (4) 116 in region VII, (5) 298 in region VIII, (6) 256 in region IX, and (7) 4 in Argentina. We had collective contract agreements with several unions as at that same date. Our employees receive (1) salaries established in accordance with our policies, (2) benefits provided for by law, and (3) additional benefits provided by us in accordance with applicable collective bargaining agreements.

      In accordance with Chilean law, employees make contributions to a national health insurance system of government and privately operated facilities. Unimarc operates a medical facility for assisting employees with medical or dental emergencies. Additionally, we subsidized a medical program for the benefit of our employees.

      We do not maintain any pension or retirement programs for our employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by ADMINISTRADORAS DE FONDOS DE PENSIONES, also called AFP. Substantially all of our employees belong to this pension plan system.

      We do not have any obligations from the execution of any of these pension plans and no retirement payments are made to our employees. We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We have never experienced significant work stoppages. We consider our relations with our employees in Chile to be good.

SHARE OWNERSHIP

      The table below shows information regarding our stock held by Directors as of April 30, 2003:

                                       NUMBER OF SHARES      PERCENTAGE OWNED
                                       --------------------  ------------------
Francisco Javier Errazuriz Ovalle      633,950               0.05%
Victor Cantillano Vergara               5,583                0.00044%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      Our only outstanding equity are shares of common stock or ordinary shares. As of March 27, 2003, we had 1,261,849,619 shares of common stock issued and paid-in. As of that date, 1,331,585 American Depositary Shares, or ADSs, were issued, representing a total of 66,579,250 of our shares of common stock. Each ADS represents 50 shares of our common stock.

      The following table sets forth certain information regarding the ownership of our common stock as of April 30, 2003 with respect to shareholders known to us and with respect to all of our directors and executive officers as a group. Such information is derived from our records and reports filed with the SUPERINTENDENCIA DE VALORES Y SEGUROS and the Chilean stock exchanges:

                                                             NUMBER OF SHARES            PERCENTAGE OWNERSHIP
SHAREHOLDER                                                   OF COMMON STOCK              OF COMMON STOCK
------------------------------------------------------   --------------------------   -------------------------
Alimentos Nacionales S.A.                                        721,318,546                    57.1%
Renta Nac. Cia. de Seguros de Vida S.A.                          189,913,643                    15.1%
Deposito Central de Valores                                      183,454,624                    14.5%
Fruticola Nacional S.A.                                           66,715,441                     5.3%
Bancard S.A.                                                      32,451,202                     2.6%
Ganadera Las Cruces Ltda.                                         25,362,359                     2.0%
Renta Nac. Cia. de Seguros Generales S.A.                          8,850,000                     0.7%
Adm. de Mutuos Hipotecarios Mi Casa S.A                            2,432,718                     0.2%
Larrain Vial S.A. Corredores de Bolsa                              2,097,203                     0.2%
Inmobiliaria Escorial Ltda.                                        2,000,000                     0.2%
Francisco Javier Errazuriz Talavera                                1,579,336                     0.1%
Sergio Reiss Greenwood                                             1,555,000                     0.1%
Luis Ambrosio Perez Concha                                         1,500,000                     0.1%
Banchile Corredores de Bolsa S.A.                                  1,497,113                     0.1%
Asturiana de Inversiones Ltda.                                     1,288,475                     0.1%
Comercial Marchigue S.A.                                           1,254,860                     0.1%
Molina Swett y Valdes S.A.                                         1,128,141                     0.1%
Santiago Corredores de Bolsa S.A.                                  1,009,818                     0.1%
Francisco Javier Errazuriz Ovalle                                    633,950                     0.0%
Joaquin Abbott Galaz                                                   9,681                     0.0%
Victor Cantillano Vergara                                              5,583                     0.0%
Others                                                            15,791,926                     1.3%
------------------------------------------------------   --------------------------   -------------------------
Total                                                          1,261,849,619                   100.00%
------------------------------------------------------   --------------------------   -------------------------

      The following table presents the changes in percentage of ownership held by our shareholders:

                                                                    FOR THE YEAR ENDED AS OF DECEMBER 31,
                                           ---------------------------------------------------------------------------------------
                                                       2000                          2001                         2002
                                           ---------------------------   ---------------------------   ---------------------------
SHAREHOLDER                                    SHARES       PERCENTAGE       SHARES       PERCENTAGE       SHARES       PERCENTAGE
----------------------------------------------------------------------------------------------------------------------------------
Alimentos Nacionales S.A                     714,901,264       56.66%     714,901,264        56.66%     721,318,546        57.16%
Renta Nacional Cia. de Seguros de Vida       135,412,805       10.73%     204,707,286        16.22%     189,913,643        15.05%
Deposito Central de Valores S.A              201,009,150       15.93%     203,784,982        16.15%     183,454,624        14.54%
Fruticola Nacional S.A                                                                                   66,715,441         5.29%
Bancard S.A                                   16,274,598        1.29%       1,881,739         0.15%      32,451,202         2.57%
Ganadera Las Cruces S.A                       25,362,359        2.01%      25,362,359         2.01%      25,362,359         2.01%
Others                                        20,789,301        1.65%      21,700,995         1.72%      24,864,687         1.97%
Renta Nacional Cia. de Seguros Generales      17,700,000        1.40%       5,500,000         0.44%       8,850,000         0.70%
Administradora de Mutuos
Hipotecarios Mi Casa S.A                               -                            -            -        2,432,718         0.19%

Larrain Vial S.A. CB                                   -           -                -            -        2,097,203         0.17%
Francisco Javier Errazuriz Talavera            1,579,336        0.13%       1,579,336         0.13%       1,579,336         0.13%
Sergio Reiss Greenwood                         1,555,000        0.12%       1,555,000         0.12%       1,555,000         0.12%
Comercial Marchigue S.A                                -           -        1,754,860         0.14%       1,254,860         0.10%
Inversiones Errazuriz Trading                121,216,279        9.61%      51,921,798         4.10%               -            -
Inversiones Santa Cecilia S.A                          -                   15,000,000         1.19%               -            -
Frutservice S.A                                        -           -       12,200,000         0.97%               -            -
Inversiones y Asesorias GGF                    2,958,791        0.23%               -            -                -            -
Banchile Corredores de Bolsa                   1,585,018        0.12%               -            -                -            -
Celfin Gardewed S.A                            1,505,718        0.12%               -            -                -            -
Corredores de Bolsa
                                           -------------   ----------   -------------    ----------   -------------    ----------
TOTAL SHARES                               1,261,849,619       100.0%   1,261,849,619        100.0%   1,261,849,619        100.0%
                                           -------------   ----------   -------------    ----------   -------------    ----------

      During the years ended December 31, 2002 and 2001, the following transactions were undertaken with respect of our shares of common stock.

                                                                           AS OF DECEMBER 31,
                                                       ------------------------------------------------------------
                                                                    2002                          2001
                                                       -----------------------------  -----------------------------
                      COMPANY                              PURCHASE         SALE         PURCHASE          SALE
-------------------------------------------------------------------------------------------------------------------
Renta Nacional Cia. de Seguros Generales S.A                       -              -    148,005,315      9,115,500
Inversiones Financieras Ltda                               2,432,718      2,432,718     80,488,815     80,448,815
Inverraz Trading S.A                                      35,638,202     87,560,000              -     71,373,315
Alimentos Nacionales S.A                                           -      2,432,718      9,115,500     76,632,000
Renta Nacional Cia. de Seguros de Vida S.A                87,560,000    102,353,643              -              -
Fruticola Nacional S.A                                   102,353,643     35,638,202              -              -
Adm. de Mutuos Hipotecarios Mi Casa S.A                    2,432,718              -              -              -
-------------------------------------------------------------------------------------------------------------------

                           RELATED PARTY TRANSACTIONS

      Historically, our transactions with affiliates have included (1) inter-company loans and guarantees, (2) construction contracts with Inmobiliaria y Constructora Nacional S.A., a construction company controlled by Inverraz, (3) sale and leaseback transactions with respect to our supermarket stores, (4) cash and investment management services, (5) mergers with affiliated companies in order to utilize available tax losses, (6) acquisition of supermarket stores, and (7) leases from related parties and other transactions. We discontinued the cash and investment management services currently provided by affiliated entities. In connection with our expansion and renovation program, we currently contemplate that we may engage in transactions with affiliates with respect to construction and insurance services as well as the purchase and lease of vehicles.

      We have guaranteed the payment of certain debt incurred by our affiliates, including:

o two loans in the aggregate principal amount of US$109.4 million from a syndicate of banks to Inverraz in 1994 and 1996. As of November 30, 2003, the aggregate outstanding balance of the 1994 loan and the 1996 loan (including only principal) were US$44.4 million and US$65.0 million, respectively. We were one of the guarantors under the 1994 loan. We were also one of the guarantors under the 1996 loan. As guarantor, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In each loan our "attributable liability" is adjusted from time to time based on the outstanding balance of such loan. However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan are equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

      In April 2001, following the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors and certain other entities claimed to be "loan guarantors" (collectively, the "Chilean Defendants") seeking repayment of the loans.

      We maintain that, pursuant to our capped attributable liability under the credit agreements, we are exposed to liability of US$13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. However, we hope to have the default judgment vacated in connection with our Consolidated Appeal. For complete details see "Item 3. Key Information - Risk Factors Relating to Unimarc and the Supermarket Industry" and "Item 8. Financial Information - Legal Proceedings".

o a Ch$6,829 million loan granted by Banco Santiago, S.A. and a Ch$3,693 million loan granted by Corp. Banca to Inmobiliaria y Constructora Nacional, S.A., with aggregate outstanding balances, including both principal and interest, of Ch$6,445 million and Ch$3,420 million, respectively, as of December 31, 2002. We mortgaged (1) one of our supermarkets, Providencia, located in the Santiago metropolitan region, and (2) real properties located in the city of Concepcion to secure the repayment of these loans. As of December 31, 2002, the aggregate book value of the mortgaged properties securing the repayment of these loans was Ch$13,006 million.

o a US$10.7 million loan granted by Nai International II, Inc. to Hipermarc in June 1999 for the construction of two movie-theater complexes in the Belgrano and Quilmes Argentine shopping malls. As of December 31, 2002, the outstanding balance of this loan, including both principal and interest, was A$7,300,270. Hipermarc applies the rent received from Nai International II, Inc., as lessee of the two movie theater complexes, to the repayment of this loan.

o loan obligations payable by Hipermarc to Jose J. Chediack S.A.I.C.A., with an aggregate principal amount of A$362,766 as of December 31, 2001.

      Additionally, we have granted a security interest over certain assets to secure the following loans of related entities:

o a Ch$3,042 million loan granted by Banco Bhif to Holandaus NV, with an outstanding balance, including both principal and interest, of Ch$288 million as of December 31, 2002. This loan is secured by a mortgage over the building where the Manquehue Sur supermarket operates. This building is located in the borough of Las Condes and had a book value of Ch$2,878 million as of December 31, 2002. Holandaus N.V. finished repaying this loan on November 10, 2003.

o the payment of any present and future obligations (without any maximum amount being specified) that Inmobiliaria de Supermercados S.A. may owe to Inmobiliaria y Constructora Nacional S.A., is secured by mortgages over the following real estate: Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Land Arturo Prat. As of December 31, 2002, there were no outstanding obligations to Inmobiliaria y Constructora Nacional S.A. As of December 31, 2002, the aggregate book value of the mortgaged properties securing these obligations was Ch$11,667 million.

o the payment of any obligations (without any maximum amount being specified) of Interagro Comercio y Ganado S.A. to Inversiones Culenar S.A., is secured by a general mortgage over land, buildings and equipment owned by Interagro Comercio y Ganado S.A. As December 31,2002, the outstanding balance of these obligations was Ch$2,045 million, and the aggregate book value of the underlying mortgaged properties was Ch$3,367 million.

ITEM 8.  FINANCIAL INFORMATION

      See "Item 18. Financial Statements."

LEGAL PROCEEDINGS

      PROCEEDINGS IN CONNECTION WITH CREDITS GRANTED TO INVERRAZ

      In 1994 and 1996, a syndicate of financial institutions for whom State Street, acted as agent made a US$50.0 million unsecured loan and a US$65.0 million unsecured loan, respectively, to Inverraz. The payment terms of the 1994 loan were as follows: (1) principal was payable in semi-annual installments of US$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002; (2) interest was payable semi-annually at a rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%. The payment terms of the 1996 loan were as follows: (1) principal was payable in semi-annual installments of US$4,444,445 under the series A tranche of the loan, and semi-annual installments of US$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

      We were one of the guarantors under the 1994 loan. We, were also one of the guarantors under the 1996 loan. As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable loan agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In each loan our "attributable liability" is adjusted from time to time based on the outstanding balance of such loan. However, if State Street had been unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors would have been subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

      In April 2001, following the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors and certain other entities claimed to be "loan guarantors" (collectively, the "Chilean Defendants") seeking repayment of the loans. Prior counsel to the Chilean Defendants advised them not to serve an answer with affirmative defenses and counterclaims, in opposition to the federal action, because counsel advised that State Street could view such action as counterproductive to a negotiated resolution.

      On or about August 2001, State Street agreed to accept the sum of US$87 million in unencumbered proceeds, in connection with a pending asset sale involving some of the Chilean Defendants, in reduction of the accelerated debt. We have maintained that the US$87 million represented the entire unencumbered portion of a US$140 million asset sale, with the encumbered balance previously pledged to senior secured creditors with a priority right to payment over State Street (which is unsecured). However, we have maintained that State Street ultimately withheld its consent to the asset sale, despite its agreement to receive the entire unencumbered portion of US$87 million, because the pertinent Chilean Defendants would not accede to State Street's demand for collateral to which State Street is not entitled under the unsecured loan agreements. We have maintained that State Street's refusal to consent to the asset sale, under these circumstances, constitutes a bad faith breach of State Street's contractual obligation of good faith and fair dealing and/or tortious interference.

      In late September 2001, State Street terminated further discussions over the US$140 million asset-sale, and filed a motion in the federal action seeking a default judgment against the Chilean Defendants. On October 11, 2001, prior counsel advised the Chilean Defendants that it would withdraw and would not litigate the case. As a result, State Street's motion was granted by default, and a default judgment of approximately US$140 million, inclusive of accrued interest, was entered on December 4, 2001 against the Chilean Defendants. Approximately two weeks later, new counsel for the Chilean Defendants filed extensive papers in support of a motion seeking to vacate the default judgment. Extensive proceedings thereafter ensued on an array of issues relating to the default.

      Pursuant to the default judgment entered on December 4, 2001, the District Court determined that (a) the accelerated debt owed under the unsecured 1994 loan is the liquidated amount of $57,283,874.86, with pre-judgment interest at the rate of $20,011.63 per day from and including November 1, 2001 and (b) the accelerated debt owed under the unsecured 1996 loan is the liquidated amount of $79,180,000.12, with pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001.

      We maintain that, pursuant to our capped attributable liability under the credit agreements, we are exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. However, we hope to have the default judgment vacated in connection with the pending appeal described below.

      By April 2003, proceedings in the federal action before the District Court on all issues had concluded. The District Court determined that the Chilean Defendants, in reliance upon their former counsel, had a reasonable excuse warranting vacatur of the default. However, the District Court sustained the default judgment on the grounds that the Chilean Defendants had not established a "meritorious defense" and/or that State Street would be "unduly prejudiced" by reopening the case for proceedings on the merits. The Chilean Defendants appealed these determinations to the US Court of Appeals for the Second Circuit (the "Consolidated Appeal"). State Street did not appeal the determination that the Chilean Defendants had a reasonable excuse warranting vacatur of the default.

      On the Consolidated Appeal, the Chilean Defendants maintained that there are five independent reasons warranting vacatur of the default judgment under preexisting law. Moreover, based upon the Second Circuit's decision in an analogous case, the Chilean Defendants also maintained that the law may have changed in the context of tortious interference in a manner that may mandate the vacatur of the default judgment on the Consolidated Appeal on this tortious interference ground.

      On June 15, 2004, a panel of the U.S. Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a timely petition for rehearing before the full Second Circuit. On September 1, 2004, the the Second Circuit denied the petition for rehearing. On November 30, 2004, the Chilean Defendants filed a timely petition for a writ of certiorari with the U.S. Supreme Court seeking permission to appeal from the Second Circuit's denial of their motion to vacate the default judgment. On February 22, 2005, the U.S. Supreme Court denied the Chilean Defendants' petition for a writ of certiorari. Pursuant to the conclusion of the appellate proceedings within the U.S. federal court system, settlement discussions thereafter resumed between the Chilean Defendants and State Street. However, those settlement discussions did not result in a mutually acceptable resolution of the matter. State Street subsequently commenced a legal proceeding before the Chilean Supreme Court seeking permission to recognize the federal court's default judgment as the equivalent of an enforceable Chilean judgment, which proceeding we refer to as the "Recognition Application". The Chilean Defendants are opposing the Recognition Application on all available legal grounds. Chilean counsel for the Chilean Defendants believes that the Chilean Defendants will prevail in defeating the Recognition Application.

      On September 8, 2003, we filed a lawsuit against State Street before the 27th Civil Tribunal of Santiago, Chile, seeking a ruling to the effect that: (1) the provisions of the 1994 and 1996 credit agreements contemplating the submission of any disputes between the parties to these agreements to New York laws are invalid because, under Chilean laws, such disputes may only be submitted for resolution by Chilean courts as the underlying promissory notes were issued in Chile and in compliance with Chilean issuance requirements, and all assets subject to restrictive covenants under the agreements are located in Chile; (2) under Chilean laws, the original obligations underlying the agreements were novated upon, and by, the issuance of separate notes evidencing the payment obligations arising out of such agreements; (3) the payment obligations contained in the promissory notes prescribed because the holders of such notes did not bring any claims before Chilean courts to obtain their repayment within one year of their maturity, as required by Chilean laws; and
(4) State Street is not a lender under the promissory notes because after their issuance, State Street transferred such notes to other persons. In addition, State Street Bank filed a petition before the 27th Civil Tribunal to have all proceedings before Chilean courts terminated due to a lack of jurisdiction of Chilean courts to decide any disputes arising out of the credit agreements. The Court of Appeals of Santiago had not issued any answer to such petition at the time of this filing.

      PROCEEDING RELATING TO CREDIT FACILITIES GRANTED TO UNIMARC

      Because of payment defaults incurred by Inverraz, our ultimate parent, with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt decided to accelerate the loans that it made to us. On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court of Santiago, to recover via an executory process, a portion of our loan in the aggregate principal amount of US$ 2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as we deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, we appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

      On October 23, 2002, we entered into an agreement and waiver of legal action whereby we agreed to terminate all our legal proceedings against Banco Kreditanstalt in Chile, including our appeal before the Appellate Court of Santiago and our criminal proceedings in Santiago. We filed the agreement and waiver with the Seventh Civil Court of Santiago, which was approved by the judge for such court in November 2002. As a result, the judge ordered the termination of all our legal proceedings in the civil and criminal courts.

      Pursuant to the above agreement and waiver, we entered into two rescheduling agreements, in the aggregate principal amounts of US$5.3 million and US$1.8 million, respectively, which restructured the payment of the loans payable to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annual installments, in March and September of each year from 2004 through 2013; and (2) interest will be paid semi-annually at Libor plus 1.05% and Libor plus 2.5%, respectively.

      PROCEEDING RELATING TO CREDIT FACILITY GRANTED TO UNIMARC

      On January 18, 2001, the 27th civil court in Santiago foreclosed on mortgaged property securing the repayment of a Ch$183 million credit facility granted by Banco BBVA, formerly Bhif, following a payment default incurred by Unimarc in 2000 and a claim filed by Banco Bhif seeking repayment of the defaulted amounts, which totaled Ch$183 million as of December 31, 2001. As of December 31, 2003, we had fully repaid all amounts owed to Banco BBVA under the credit facility.

      In addition, there are several legal proceedings between us and our affiliates, and Banco Bhif, arising from Banco Bhif's purchase of Banco Nacional S.A., or Banco Nacional, from our affiliates. We are seeking to obtain various arbitration awards and court judgments against Banco Bhif in Chile to permit the set-off of our indebtedness to Banco Bhif against the portion of the purchase price for the stock of Banco Nacional that we believe we failed to receive from Banco Bhif. In these proceedings, we have argued that the purchase price for the stock of Banco Nacional should have been adjusted and increased after the consummation of the stock purchase transaction, as required by the underlying stock purchase agreement, because Banco Nacional received loan payments from its customers under credit facilities that existed on the date of the stock purchase transaction. For more information, see also Note 29 to our consolidated financial statements.

      We are a party to other legal proceedings arising in the normal course of our business which we believe are routine in nature and incidental to the operation of our business. We do not believe that the outcome of these other proceedings will have a materially adverse effect upon our operations or financial condition.

DIVIDEND POLICY

      Our by-laws require that we distribute at least 30% of our net income for the respective period as a minimum obligatory dividend. According to Chilean law however, a unanimous vote of the holders of the outstanding voting shares may agree to distribute a lower percentage of net income as dividends, and a majority of shareholders may agree to distribute a greater percentage as dividends.

DIVIDENDS

      The table below sets forth the historical peso amount of dividends per share of common stock and per ADS, each ADS representing 50 shares of common stock, paid in respect of each of the years indicated.


                             HISTORICAL CH$ PER SHARE OF
YEAR ENDED DECEMBER 31,      COMMON STOCK (1)                  US$ PER ADSS(1)
-----------------------      ---------------------------       ---------------
        1996                         Ch$ 4.87                     US$  0,57
        1997                         Ch$ 2.93                     US$  0,33
        1998                         Ch$ 1.01897                  US$  0,0020
        1999                         Ch$ 1.08190                  US$  0.002
        2000                         Ch$ 0.02480                  US$  0.002
        2001 (2)                     Ch$ 0.0916491                US$  0.007
        2002 (3)                     Ch$ 0.00                     US$  0.00

----------
(1) Based on weighted average number of shares of Common stock outstanding during the year. Prior to the Combined Offering, our shareholders unanimously voted, as permitted by the Chilean Companies Act, to distribute dividends at a rate lower than 30% of our net income for 1995 and higher than 30% for 1994 and 1996.
(2) We declared this dividend before the adjustments by Superintendencia de Valores y Seguros de Chile so the dividend paid in this year corresponds to accumulated results.
(3)   We generated losses during 2002, therefore we paid no dividends.

      Holders of ADSs receive dividend payments net of conversion fees and expenses payable to the Depositary. These dividend payments are subject to Chilean withholding tax, currently 35%.

      Chilean law requires that a shareholder who does not reside in Chile register as a foreign investor under one of the foreign investment plans mandated by such law in order to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the formal exchange market. Under the Foreign Investment Contract, however, the Depositary, on behalf of the ADS holders, has access to the formal exchange market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile net of taxes, with no separate registration by ADS holders being required.

ITEM 9.  THE OFFER AND LISTING

LISTING DETAILS AND MARKETS

      Since April 12, 1993, our shares have been listed on the Chilean stock exchanges. ADSs, each representing 50 of our shares of common stock, have been listed and traded on the NYSE since May 8, 1997, under the symbol "UNR". Prior to the opening of the market on Wednesday April 2, 2003, the NYSE suspended the listing of our ADSs in the NYSE, pursuant to a written communication furnished to us on March 28, 2003. The NYSE made this decision on the ground that the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the time period prescribed by the NYSE.

      The Santiago Stock Exchange is Chile's principal exchange. During 2002, the Santiago Stock Exchange had a monthly average trading volume of US$ 280.8 million. As of December 31, 2002, the Santiago Stock Exchange had a market capitalization of approximately US$ 47.693 million (Ch$34,272,529 million). The 10 largest companies in terms of market capitalization (Unimarc is not one of them) represented approximately 44.97% of the total market capitalization in the Santiago Stock Exchange as of December 31, 2002.

      As of December 31, 2002, the closing sales price of a share of common stock in the Santiago Stock Exchange was Ch$ 13.00 per share, or US$ 0.90 per ADS. At that date we had 1,331,585 outstanding ADS.

      The table below sets forth, for the periods indicated, the annual, quarterly and monthly low and high daily closing prices of our common stock on the Santiago Stock Exchange in Chilean pesos, as well as the quarterly low and high daily closing prices of our common stock on the Santiago Stock Exchange expressed in dollars, based on the Observed Exchange Rate for the respective dates of such quotations. Such information reflects actual historical amounts at the trade dates and has not been restated in constant pesos. The table below also shows the quarterly low and high daily closing prices of the ADSs representing our common stock on the NYSE in dollars, as well as the quarterly trading volume of our common stock on the Santiago Stock Exchange and the ADSs on the NYSE.

HIGH AND LOW ANNUAL SHARE PRICE IN THE SANTIAGO STOCK EXCHANGE AND THE NYSE

ANNUAL PRICES:

                       SHARE TRADING   CH$ PER SHARE OF     US$ PER SHARE OF    ADS TRADING
                          VOLUME       COMMON STOCK (1)     COMMON STOCK (2)     VOLUME (3)       US$ PER ADS (3)
   YEAR ENDED         --------------   ----------------     ----------------    -----------       ---------------
   DECEMBER 31        (IN MILLIONS)    LOW        HIGH      LOW         HIGH    (IN MILLIONS)     LOW         HIGH
   -----------        -------------    ---        ----      ---         ----    -------------     ---         ----
      1996
      1997                 70.360     105.0       162.0     0.39        0.24          4.98        12.31      18.88
      1998                 82.026      20.0       110.0     0.25        0.04        142.9          2.00      11.00
      1999                 99.817      25.0        46.0     0.10        0.05          3.89         2.19       3.81
      2000                102.073      17.0        44.0     0.09        0.03          1.89         1.50       3.50
      2001                 98.605      19.0        29.0     0.03        0.04          1.03         1.45       2.03
      2002                125.884       9.5        23.7     0.01        0.03          0.75         0.60       1.85

QUARTERLY PRICES:

                       SHARE TRADING   CH$ PER SHARE OF     US$ PER SHARE OF    ADS TRADING
                          VOLUME       COMMON STOCK (1)     COMMON STOCK (2)     VOLUME (3)       US$ PER ADS (3)
                      --------------   ----------------     ----------------    -----------       ---------------
                      (IN MILLIONS)    LOW        HIGH      LOW         HIGH    (IN MILLIONS)     LOW         HIGH
                      -------------    ---        ----      ---         ----    -------------     ---         ----
1st Q 2000                 54.8        27.5        44.0     0.05        0.09          1.0          2.81       3.50
2nd Q 2000                 10.9        26.4        32.5     0.05        0.06          0.3          2.44       2.63
3rd Q 2000                  8.5        23.0        30.0     0.04        0.06          0.3          2.00       2.25
4th Q 2000                 27.9        17.0        24.0     0.03        0.04          0.3          1.50       1.88
1st Q 2001                 23.0        19.0        28.0     0.03        0.05          0.6          1.80       2.00
2nd Q 2001                 32.0        19.0        23.0     0.03        0.04          0.2          1.60       1.85
3rd Q 2001                 11.6        19.5        29.0     0.03        0.04          0.1          1.45       2.03
4th Q 2001                 31.4        22.0        26.5     0.03        0.04          0.2          1.45       1.65
1st Q 2002                 11.9        16.5        22.5     0.02        0.03          0.1          1.10       1.55
2nd Q 2002                 39.7        14.0        23.75    0.02        0.04          0.2          0.85       1.60
3rd Q 2002                 24.1         9.5        17.0     0.01        0.02          0.1          0.70       1.20
4th Q 2002                 47.0        10.0        16.0     0.01        0.02          0.4          0.65       1.15
1st Q 2003                  3.7        10.0        16.0     0.01        0.02          0.1          0.36       1.00
2nd Q 2003                  6.1         7.0        11.0     0.01        0.01          0.0(4)       0.00(4)    0.00(4)
3rd Q 2003                 18.7         7.5         9.2     0.01        0.01          0.0(4)       0.00(4)    0.00(4)

MONTHLY PRICES:

                       SHARE TRADING   CH$ PER SHARE OF     US$ PER SHARE OF    ADS TRADING
                          VOLUME       COMMON STOCK (1)     COMMON STOCK (2)     VOLUME (3)       US$ PER ADS (3)
                      --------------   ----------------     ----------------    -----------       ---------------
                      (IN MILLIONS)    LOW        HIGH      LOW         HIGH    (IN MILLIONS)     LOW         HIGH
                      -------------    ---        ----      ---         ----    -------------     ---         ----
January 2002                2.3        18.0        22.5     0.03        0.03          0.01         1.35       1.47
February 2002               7.7        16.5        19.0     0.02        0.03          0.03         1.20       1.55
March 2002                  5.0        16.5        17.5     0.02        0.03          0.10         1.10       1.24
April 2002                  8.3        15.0        22.5     0.02        0.03          0.04         1.12       1.55
May 2002                   24.5        17.5        23.7     0.03        0.04          0.10         1.40       1.80
June 2002                   6.9        14.0        19.0     0.02        0.03          0.02         1.20       1.58
July 2002                  14.7         9.5        14.0     0.01        0.02          0.02         0.85       1.20
August 2002                 3.2        10.5        14.5     0.01        0.02          0.01         0.75       0.90
September 2002              6.2        14.5        17.0     0.02        0.02          0.01         0.70       1.05
October 2002                6.8        11.0        14.0     0.02        0.02          0.09         0.65       0.86
November 2002               4.6        12.0        14.0     0.02        0.02          0.05         0.71       0.90
December 2002              35.7        10.0        16.0     0.01        0.02          0.23         0.65       1.15
January 2003                0.1        12.9        12.9     0.02        0.02          0.02         0.80       1.00
February 2003               1.9        10.0        11.6     0.01        0.02          0.01         0.70       0.85
March 2003                  1.7        10.0        16.0     0.01        0.02          0.04         0.36       0.70
April 2003                  1.3         9.9        11.0     0.01        0.02          0.00(4)      0.56       0.76

May 2003                    3.6         8.6        10.0     0.01        0.01          0.00(4)      0.57       0.71
June 2003                   1.2         7.0         8.6     0.01        0.01          0.00(4)      0.50       0.60
July 2003                   2.3         7.5         9.2     0.01        0.01          0.00(4)      0.50       0.65
August 2003                10.3         7.5         8.2     0.01        0.01          0.00(4)      0.53       0.59
September 2003              5.9         7.9         8.0     0.01        0.01          0.00(4)      0.56       0.61
October 2003                4.7         7.5         9.0     0.01        0.01          0.00(4)      0.55       0.64

----------
(1) Our shares of common stock began trading in the Chilean stock exchanges on April 12, 1993,
(2) Chilean peso equivalents per share of common stock were translated into U.S. dollars using the Observed Exchange Rate for the respective dates of each quotation.
(3) Our ADSs began trading on the NYSE on May 8, 1997. Each ADS represents 50 shares of common stock,
(4) Our ADSs stopped trading on the NYSE on April 2, 2003. Prices of the transactions are reported for The Bank of New York.

      Source: Santiago Stock Exchange - Official Quotations Bulletin - and New York Stock Exchange - Composite Transactions,

      As of December 31, 2002, there were 314 holders of record of our shares of common stock,

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

      As of December 31, 2002, our share capital consisted of 1,261,849,619 shares of common stock, no par value, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common shares and preferred shares. To date, we have issued, and are authorized to issue, only common shares however.

MEMORANDUM AND ARTICLES OF ASSOCIATION

      Under Chilean law, our memorandum and articles of association are our ESTATUTOS, or bylaws. According to Article 4 of our bylaws, our business purpose comprises (1) the trading in any type of goods for our own account or for the account of others, as a wholesaler or a retailer, whether in the form of a purchase, sale, import, export, distribution or consignment with respect to any type of personal property, particularly through the operation of supermarkets and pharmacies and (2) the investment in any personal or real property, whether tangible or intangible, including the investment in bearer securities, such as stock or bonds, rights in partnerships or any type of real estate.

      Article 13 of our by-laws requires that any matter relating to compensation payable to our directors be determined at meeting of holders of ordinary shares. Article 14 of our by-laws grants our board of directors the power and authority (1) to designate and remove managers or other employees, including senior management, (2) to create any administrative position necessary to carry out our corporate business as well as determine the scope of authority attributable to such position and the amount of any related compensation and (3) to appoint the secretary of the board of directors and determine the amount of his compensation, or to entrust any of our chief execute officer or our staff attorneys, with the responsibility to perform the duties of secretary of the board of directors without any right to further compensation for the exercise of these additional duties.

MATERIAL CONTRACTS

      Our material contracts are described in Note 29 to our consolidated financial statements.

EXCHANGE CONTROLS

      The Central Bank is responsible for, among other things, monetary policies and for exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the formal exchange market. See "Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a special majority vote of the Chilean Congress to be modified.

      On May 8, 1997, the Central Bank, Unimarc and the Depositary entered into a foreign investment contract, or the Foreign Investment Contract, pursuant to
Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank, also known as "Chapter XXVI". This chapter addresses the issuances of ADSs by a Chilean company. Without the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the formal exchange market for the purpose of converting from pesos to dollars and repatriating from Chile amounts received with respect to deposited common shares withdrawn from deposit on surrender of ADSs, including any amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising therefrom. The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

      Under Chapter XXVI and the Foreign Investment Contract, the Central Bank has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile, who withdraws common shares upon delivery of ADSs, access to the formal exchange market to convert pesos to dollars and remit such dollars outside of Chile. Such common shares are also referred to as withdrawn shares. This benefit, in respect of common shares represented by ADSs or withdrawn shares, includes amounts received as:

o     cash dividends;

o proceeds from the sale in Chile of withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of Unimarc, subject to receipt by the Central Bank of (1) a certificate from the holder of these shares, or from an institution authorized by the Central Bank, that the holder's residence and domicile are outside Chile and (2) a certificate from a Chilean stock exchange, or from a brokerage or securities firm established in Chile, that such shares were sold on a Chilean stock exchange;

o proceeds from the sale in Chile of preemptive rights to subscribe for additional common shares;

o     proceeds from the liquidation, merger or consolidation of Unimarc; and

o other distributions, including without limitation those resulting from any recapitalization, as a result of holding common shares represented by ADSs or withdrawn shares.

      Transferees of withdrawn shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the withdrawn shares are redeposited with the Depositary. Investors receiving withdrawn shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that certain conditions of redeposit are satisfied.

      Chapter XXVI provides that access to the formal exchange market in connection with dividend payments will be conditioned upon certification by Unimarc to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provides that access to the formal exchange market in connection with the sale of withdrawn shares or distributions thereon will be conditioned upon receipt by the Central Bank of certification by the Depositary that these shares have been withdrawn in exchange for ADSs, and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto, except in connection with the proposed sale of common shares, until the withdrawn shares are redeposited.

      The Foreign Investment Contract provides that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase common shares with the benefit of the Foreign Investment Contract must convert them into pesos on the same date and has 60 days within which to invest in common shares in order to receive the benefits of the Foreign Investment Contract. If within the 60-day period, such person decides not to acquire common shares, he can access the formal exchange market to reacquire dollars, provided that the applicable request is presented to the Central Bank within 90 days of the initial conversion into pesos. However, an amendment to Chapter XXVI in 1996 reduced the above-referenced terms to five and seven days, respectively. Common shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued as well as receipt by the custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited common shares.

      Access to the formal exchange market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, this access requires the approval of the Central Bank based on an application submitted through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on this request within seven banking days, the request will be deemed approved.

      Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying common shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

      SHARE CAPITAL

      Under Article 12 of the Securities Market Law and Circular 585 of the Chilean SUPERINTENDENCIA DE VALORES Y SEGUROS, or the "SVS", certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the underlying shares, transactions in ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean Stock Exchanges:

o any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the publicly-held corporation's capital;

o any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, CEO or manager of such corporation; and

o any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10% or more of a publicly-held corporation's share capital.

      A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

      Under Article 54 of the Securities Market Law, persons or entities aiming to acquire direct or indirect control of an open stock corporation are also required to:

o send a written communication to the target corporation, the entities controlled by such corporation or the entities that control such corporation, as well as to the SVS and the Chilean Stock Exchanges, and

o inform the general public, in advance, through notice published in two Chilean newspapers of national distribution.

      This written communication and notice must be published at least ten business days in advance of the date of the execution of the documents that will entitle the person to acquire control of the open stock corporation and, in all cases, concurrently with the commencement of negotiations that include delivery of information and documentation about the corporation. The content of the notice and written communication are determined by SVS regulations and include, among other information, the identification of persons or entities purchasing or selling, the price as well as the other essential conditions of negotiation.

      Title XV of the Securities Market Law sets forth the basis for determining what constitutes control, a direct holding and a related party, while Title XXV establishes a special procedure for acquiring control of an open stock corporation.

      The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. U.S. holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement for such rights is available. At the time of any preemptive rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it from enabling the exercise by the holders of ADSs of such preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders' preemptive rights and distribute the proceeds from the sale of such rights in a secondary market, if a market for such rights exists and a premium can be recognized over the cost of such sale. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration received.

      DISSENTING SHAREHOLDERS

      The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean issuer and to compel that issuer to repurchase their shares, subject to the fulfillment of certain terms and conditions described below. In order to exercise such rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Depositary Agreement. "Dissenting" shareholders are defined as those who vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who stated their opposition to such resolution in writing to the issuer within 30 days of its adoption. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the issuer within 30 days after adoption of the resolution.

      The resolutions that result in a shareholder's right to withdraw are the following:

o the transformation of the issuer into an entity which is not a stock corporation governed by the Chilean Companies Act;

o     the merger of the issuer with and/or into another company;

o the sale of 50% or more of the assets of the issuer, whether or not its liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

o the creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of the company's assets;

o the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

o the remedy of nullification of an issuer's documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

o such other resolutions as may be established by an issuer's bylaws (no such additional resolutions currently are specified in the bylaws of our company).

      There is no legal precedent as to the issue of whether a shareholder who has voted both for and against a proposal, such as could be case with respect to the Depositary, may exercise withdrawal rights with respect to the shares voted against the proposal. Accordingly, we cannot assure you that the holders of ADSs will be able to exercise their withdrawal rights either directly or through the Depositary with respect to the shares represented by ADSs.

      Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the ADMINISTRADORAS DE FONDOS DE PENSIONES, or "AFPs", subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings. Shareholders must perfect their withdrawal rights by tendering their stock to us within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares' sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

      VOTING COMMON SHARES

      The Depositary will mail a notice to all holders containing the information (or a summary thereof) included in any notice of a shareholders meeting received by the Depositary, a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or the regulations and provisions governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders' ADSs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares represented by ADSs held by the holders. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the Bylaws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares, and upon receipt of such instructions, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such holders' ADSs in accordance with such written instructions.

      The Depositary has agreed not to vote the shares evidenced by an ADS other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADSs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote the underlying shares.

      DISCLOSURE

      Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the Exchange Act relating to the disclosure of interests in the shares. Any holder of ADSs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares must notify us, any U.S. securities exchange on which the ADSs or shares are traded and the Securities and Exchange Commission (as required by such rules and regulations) within ten days after becoming so interested and thereafter upon certain changes in such interests. In addition, holders of ADSs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the shares or has the intention of taking control of us.

TAXATION

CHILEAN TAX CONSIDERATIONS

      The following describes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock by a Foreign Holder, an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile. This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990, of the Chilean Internal Revenue Service and other applicable regulations and rulings.

      Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith in reliance on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

      CASH DIVIDENDS AND OTHER DISTRIBUTIONS

      Cash dividends paid by Unimarc with respect to shares, or shares represented by ADSs, held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by Unimarc. If Unimarc pays corporate income tax, also referred as First Category Tax, on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of the withholding tax. When a credit is available, the withholding tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on that pre-tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from our oldest retained earnings. The effective withholding tax rate, after giving effect to the credit for First Category Tax, generally is:

          (Withholding Tax rate) - (First Category Tax effective rate)
          ------------------------------------------------------------
                     1 - (First Category Tax effective rate)

      The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of First Category Tax paid by Unimarc on the earnings to which the dividends are attributed. In 1992, 1993, 1994, 1995, 1996, 1997, 1998, 2000 and 2001 we paid First Category Tax at an effective rate below the 15% statutory rate, in year 2002 at a 16% and in year 2003 at a 16.5%. The effective rate of withholding tax on dividends paid from income attributable to those years therefore will be higher.

      Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distribution of preemptive rights relating to shares will not be subject to Chilean taxation.

      CAPITAL GAINS

      Gain from the sale or exchange of ADSs, or ADRs evidencing ADSs, outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of shares of common stock in exchange for ADSs will not be subject to any Chilean taxes.

      Gain realized on a sale or exchange of shares of common stock, as distinguished from sales or exchanges of ADSs representing these shares, will be subject to both First Category Tax and withholding tax, the former being creditable against the latter if either (1) the Foreign Holder has held the shares of common stock for less than one year since exchanging ADSs for the shares of common stock or (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of our business or as a regular trader of shares. In all other cases, gain on the disposition of shares of common stock will be subject only to a capital gain tax, which is assessed at the same rate as the First Category Tax.

      The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of the shares. The valuation procedure set forth in
Section 2.10 of the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares and the immediate sale of these shares for no more than the value established under the deposit agreement will not generate a gain subject to Chilean taxation.

      The exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the shares of common stock will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

      OTHER CHILEAN TAXES

      No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but these taxes generally will apply to the transfer at death or by gift of shares of common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of ADSs or shares of common stock.

      WITHHOLDING TAX CERTIFICATES

      Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Chilean withholding taxes.

UNITED STATES TAX CONSIDERATIONS

      The following is a description of the material U.S. federal income tax consequences of an investment in the ADSs or common shares. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, judicial decisions and published positions of the U.S. Internal Revenue Service, all as in effect on the date hereof and all of which may be changed, possibly with a retroactive effect. The discussion is not a full description of all tax considerations that may be relevant to a holder of ADSs or common shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency, and it does not consider the tax treatment of U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or common stock as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes and holders of 10% or more of the voting shares of Unimarc. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effects, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds ADSs or common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or common shares should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or common shares. This summary does not discuss any state, local or foreign tax consequences to the purchase and ownership of the ADSs or common shares.

      As used herein, "U.S. holder" means a beneficial owner of ADSs or shares of Common stock that is:

o     a United States citizen or resident;

o     a United States corporation or partnership;

o a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust or (y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

o an estate, the income of which is subject to United States federal income taxation regardless of our source.

      If the obligations contemplated by the Deposit Agreement are performed in accordance with our terms, U.S. holders of ADSs, or ADRs evidencing ADSs, generally will be treated for United States federal income tax purposes as the owners of the shares of common stock represented by those ADSs.

      CASH DIVIDENDS AND OTHER DISTRIBUTIONS

      The full amount of any distributions, including the net amount of any Chilean taxes withheld, distributed out of earnings and profits with respect to the shares of common stock represented by ADSs generally will be includible in the gross income of a U.S. holder for United States federal income tax purposes as ordinary income when the distribution is received by the Depositary. Dividends will not be eligible for the dividends-received deduction allowed to corporations or for the reduced rate of tax on dividends enacted by the Jobs and Growth Tax Relief Reconciliation Act of 2003. To the extent that a distribution exceeds current and accumulated earnings and profits, it will be treated first as a return of capital to the extent of a U.S. holder's adjusted federal income tax basis in our ADSs or shares of common stock, and thereafter as gain from the sale of a capital asset.

      Dividends paid in pesos will be includible in an U.S. holder's gross income in an U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary. Any gain or loss recognized upon a subsequent sale or conversion of the pesos for a different amount of U.S. dollars will be United States-source ordinary income or loss. Dividends generally will be foreign source income. The Withholding Tax, net of any credit for the First Category Tax, paid by or for the account of any U.S. holder, will be eligible for treatment by this holder as foreign tax paid in computing the holder's foreign tax credit or in computing a deduction for foreign income taxes paid, if such holder does not elect to use the foreign tax credit provisions of the Code. For these purposes, dividends will constitute "passive income" or, in the case of certain U.S. holders, "financial services income." The Code, however, imposes a number of limitations on the use of foreign tax credits, which are based on the particular facts and circumstances of each taxpayer. U.S. holders should consult their own tax advisors regarding the availability of the foreign tax credit.

      Distributions of additional common stock to U.S. holders with respect to the ADSs held by such holders that are made as part of a pro rata distribution to all shareholders of Unimarc generally will not be subject to United States federal income tax. The basis of the shares received generally will be determined by allocating the U.S. holder's adjusted basis in the ADSs between the ADSs and the new shares received, based on their relative fair market values.

      CAPITAL GAINS

      U.S. holders will not recognize gain or loss on deposits or withdrawals of shares of common stock in exchange for ADSs pursuant to the deposit agreement. U.S. holders will recognize capital gain or loss on the sale or other disposition of ADSs or shares of common stock held by the U.S. holder or by the Depositary. Any gain or loss recognized by an U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares of common stock at a gain (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on income from foreign sources. Capital losses generally are deductible only against capital gains.

      UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

      DIVIDENDS: Payments of dividends by us to a U.S. holder of common stock will be subject to neither United States information reporting nor backup withholding. Payments of dividends made to a U.S. holder of either the ADSs or the common stock that are made by a fiscal paying agent, broker or other intermediary in the United States will be subject to information reporting but, under currently effective temporary United States Treasury Regulations, will not be subject to backup withholding. Under recently-finalized United States Treasury Regulations effective for payments, such payments, as well as payments of such dividends made to a United States person outside the United States by a payer or middleman that is either a United States person or a United States-related person may be subject to both United States information reporting requirements and backup withholding unless such holder provides a correct taxpayer identification number and certain other information in the required manner. For these purposes, a payment by a middleman that is a United States person or a United States-related person will be deemed to be made inside the United States if it is made by wire transfer or mail to an account or address located within the United States.

      PROCEEDS OF DISPOSITION. Under temporary U.S. Treasury Regulations, payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the holder establishes an exemption. Under such Regulations, the payment of such proceeds through the foreign office of a U.S. or U.S.-related broker will be subject to information reporting but not backup withholding.

      Under recently-finalized regulations effective for payments made through the foreign office of a U.S. broker or a U.S.-related broker may be subject to both United States information reporting and backup withholding. The payment of proceeds of a disposition of common stock or ADSs effected through the foreign office of a broker other than a U.S. or U.S.-related broker generally will not be subject to backup withholding or information reporting pursuant to such regulations.

DOCUMENTS ON DISPLAY

      All the documents which are referred to in this report may be inspected in our headquarters, located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile. You also may inspect the documents concerning us referred to in this report at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 223 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. These are also publicly available through the SEC website at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are subject to foreign currency exchange rate risk and interest risk. We do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes. In addition, we do not engage in any interest rate or foreign currency exchange rate hedging transactions.

INTEREST RATE VARIATIONS

         Our interest expense on short-term debt payable to Chilean banks is sensitive to changes in the general level of interest rates in Chile as such debt bears two types of variable interest rates generally ranging from 6.8% to 8.9% per year. As of December 31, 2002 we had Ch$24,610 million, or US$34.2 million, of short-term debt outstanding. During 2002, our short-term debt bore interest at an average rate of 8.2% per year. During 2002, (1) our Chilean peso denominated short-term debt bore interest at an average fixed rate of 8.6%; (2) our short-term debt denominated in Unidades de Fomento bore interest at an average variable rate of 7.3%, and (3) our U.S. dollar denominated short-term debt bore interest at an average variable rate of 6.5%.

      We are subject to the risk of interest rate fluctuations with respect to our long-term debt because our long-term debt bears fixed and variable interest rates. As of December 31, 2002 we had outstanding Ch$8,350 million, or US$ 11.6 million, in aggregate principal amount of long-term debt. Our U.S. dollar denominated long-term debt bears interest at rates ranging from 4.95% to 8.5% per year. Our Chilean peso long-term denominated debt bears interest at rates ranging from 8.0% to 9.0% per year. During 2002, (1) our long-term loans denominated in Unidades de Fomento bore interest at an average fixed rate of 8.3%, (2) our U.S. dollar denominated long-term loans bore interest at an average variable rate of 6.5% and (3) our Argentine peso denominated long-term loans bore interest at an average variable rate of 81.3%, as determined based on BAIBOR. For more information, see also note 18 of our consolidated financial statements.

FOREIGN EXCHANGE VARIATIONS

      We are exposed to currency exchange risks, particularly with respect to the exchange of the Chilean peso against the US dollar. Our foreign gains or losses reflect the impact of fluctuations in foreign currency exchange rates on our assets and liabilities denominated in currencies other than the Chilean peso as follows:

o A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as the US dollar, that appreciates relative to the Chilean peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of Chilean pesos that we need to purchase the foreign currency necessary to repay the liability.

o A foreign exchange loss arises in our results of operations if an asset or revenue is denominated in a foreign currency, such as the Argentine peso, that depreciates relative to the Chilean peso. This because the depreciation of the foreign currency results in lower assets or revenues when converted to Chilean pesos. Chilean exchange regulations require us to convert all our revenues in foreign currency into Chilean pesos.

      During 2002 we recorded a foreign exchange gain of Ch$7,119 million mainly reflecting the impact of a 8.9% appreciation of the Chilean peso against the U.S. dollar on our U.S. dollar denominated debt of US$ 32 million.

LACK OF RELATIVE LIQUIDITY AND VOLATILITY OF CHILEAN SECURITIES MARKETS.

      The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

CURRENCY FLUCTUATIONS AND CONTROLS; DEVALUATION; HISTORICAL INFLATION

      The Chilean government's economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect the dollar value of the ADSs and investors' return on investment. The peso has been subject to large nominal devaluation in the past and may be subject to significant fluctuations in the future. In the period from January 1, 1994 to December 31, 2002, the par value of the peso relative to the U.S. dollar declined approximately 67.5% in nominal terms, based on the

Observed Exchange Rate for U.S. dollars on such dates. Chilean trading in the common stock underlying the ADSs is conducted in pesos. Cash distributions received by the Depositary in respect of shares of common stock underlying ADSs will be received in pesos. The Depositary will convert these pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of ADSs. If the value of the peso should fall relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected.

      The Chilean inflation has been moderated in the last years, which has allowed to have a low inflation risk. Nevertheless, we can not assure low inflation in the future that could adversely affect the value of the ADSs. The annual inflation rates for 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000,
2001 and 2002 were 12.7%, 12.2%, 8.9%, 8.2%, 6.6%, 6.0%, 4.7%, 2.3%, 4.5%, 2.6%
and 2.8% respectively.

      In addition, our results and prospects may be indirectly affected if the rate of Chilean inflation exceeds the rate of inflation experienced in the United States or other major countries or trading partners of Chile, and the Chilean peso is not sufficiently devalued relative to the currencies of these countries.

      During the last six years we have generally been able to pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. We cannot provide assurance, however, whether or to what extent we will be able to pass on increased costs in the future. Further, there can be no assurance that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

TAXATION OF DIVIDENDS

      Cash and property dividends that we pay with respect to shares represented by ADSs held by a foreign (non-Chilean) holder will be subject to a 35% Chilean withholding tax, which we withhold. Stock dividends are not subject to Chilean taxation.

CONTROLS ON FOREIGN INVESTMENT AND REPATRIATION OF INVESTMENTS

      Equity investments in Chile by non-Chilean residents generally are subject to various exchange controls regulations that restrict the repatriation of the investments and earnings therefrom. The ADS facility, however, is the subject of a contract called the Foreign Investment Contract, entered into by and among the Depositary, Unimarc and the Central Bank. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile's MERCADO CAMBIARIO FORMAL, the Chilean Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or implications of any such restrictions that might be imposed. If for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary is unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access to the Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary.

DIFFERING CORPORATE DISCLOSURE, GOVERNANCE AND ACCOUNTING STANDARDS

      Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

      Our minority shareholders have fewer and less defined rights under the Chilean law and under our ESTATUTOS, or by-laws, which function as our articles of incorporation and by-laws, than they might have as minority shareholders of a corporation incorporated in a United States jurisdiction.

      There also are important differences between Chilean accounting and reporting standards and United States standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.

POSSIBLE LIMITATION ON WITHDRAWAL RIGHTS OF HOLDERS OF ADSS

      In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from Unimarc and receive payment for its shares according to a prescribed formula, provided that this shareholder exercises its rights within certain prescribed time periods. See "Item 3. Key Information --Risks Relating to Chilean Law - You may be unable to exercise fully your withdrawal rights".

      However, because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the Depositary, may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary with respect to the shares represented by ADSs.

EMERGING MARKETS

      Investing in securities involving emerging market risk, including Chilean risk, involves a higher degree of risk than investments in securities of issuers from more developed countries, and such investments are generally considered speculative in nature. In addition, the markets for securities bearing emerging market risk, such as Chilean risk, are, to varying degrees, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have effects on the securities of issuers in other countries, including Chile. The crisis, which began in Southeast Asia and resulted in a substantial decline in value of many emerging market securities during late October and November 1997, adversely affected most emerging markets, including Chile, in several ways.

ITEM 12. OPTION TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

      Not applicable.

                                    PART II

ITEM 13. DEFAULTS, LATE DIVIDENDS AND DELINQUENCIES

      In May 2002 we incurred a payment default under a of US$24.9 million loan we received from BankBoston, which as of November 30, 2003 had an outstanding balance, including both principal and interest of US$ 21,506,346.09. We negotiated with the bank a series of extensions of payments of principal. We have timely made principal payments under the loan, as restructured.

      On May 6, 2003, we entered into a further amendment of the underlying credit agreement to restructure the payment terms of the loan. The effectiveness of this amendment was subject to certain conditions, which we had to satisfy no later than August 4, 2003. We were able to comply with certain of these conditions by this deadline, and the maturity date of the loan was extended through August 18, 2003. By this date, we were able to fully satisfy the remaining conditions. As a result, the payment of this loan was restructured as follows: (1) principal is payable in eighteen quarterly installments, from August 2003 through November 2007; and (2) interest is payable quarterly at the rate of 4.04% on the outstanding principal balance of the loan. The amounts of the principal installments under the restructured loan are as follows: (1) each of the two initial installments are equal to U.S.$250,000; (2) each of the 15 installments following the initial two installments are equal to U.S.$1 million ; and (3) the final installment is equal to U.S.$6,506,346.

      In March 2000, Inverraz, our parent, incurred in a payment default under two unsecured loans in the aggregate principal amount of US$115 million granted to it by a syndicate of banks, for whom State Street acted as agent, and as result, the lenders accelerated the payment of these loans and demanded payment from Inverraz and the guarantors of the entire outstanding balance of the loans. As of November 30, 2003, the aggregate outstanding balance due under these loans totaled US$109.4 million, which amount includes principal, without scheduled and default interest. As of November 30, 2003, the total outstanding amount of our attributable liability as guarantors under these loans was US$38,919,217, or 14.0% of our consolidated assets. See "Item 3. Key Information --Risk Factors --Risks Relating to Unimarc and the Supermarket Industry", "Item 8. Financial Information --Legal Proceedings" and "Item 7. Major Shareholders and Related Party Transactions".

      As a result of the above defaults, and the default of other loans representing no more than 5% of our consolidated assets (described in Item 1 to this annual report), the lenders of our other long-term debt and short-term debt could accelerate the payment of the loans they granted to us. As of December 31, 2002:

o the total outstanding principal amount of our long-term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$8,350 million, or 4.2% of our total consolidated assets; and

o the total outstanding principal amount of our short term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$24,610 million, or 12.4% of our total consolidated assets.

      As of November 30, 2003, the total principal amount of our long-term debt
(1) that was due and payable, and (2) that could become immediately past due and payable, amounted to Ch$18,588 million. As of November 30, 2003, the total principal amount of our short-term debt (1) that was due and payable and (2) that could become immediately due and payable amounted to Ch$9,258 million. As of November 30, 2003, the unpaid balance, including both principal and interest, of the debt of our affiliates (other than Inverraz) that we have guaranteed (1) that was past due and payable, and (2) that could become immediately due and payable amounted to Ch$15,187 million. As of November 30, 2003, the total amount of our guarantees with respect to the two loans obtained by Inverraz from State Street and other lenders was Ch$24,179 million. If, however, the other guarantors of these two loans fail to make any payment under their guarantees, such lenders could seek to recover from us the total principal amount of the loans guaranteed by them, that is, Ch$68,029 million as of November 30, 2003. See "Item 8-Financial Information - Legal Proceedings."

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable,

ITEM 15. CONTROL AND PROCEDURES

      We have carried out an evaluation under the supervision and with the participation of our management staff, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of December 31, 2002, the Management staff and Chief Financial Officer, concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16. (RESERVED)

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable,

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-75.

ITEM 19. EXHIBITS

      The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

        EXHIBIT
        NUMBER                            EXHIBIT
        ------                            -------

         1.1      Articles of Association, or ESTATUTOS, of the Registrant.*

         1.2 Articles of Association, or ESTATUTOS, of the Registrant (English summary translation).*

         2.1 Credit agreements dated September 2, 1994 and March 1, 1996 between Inversiones Errazuriz S.A. and State Street Bank and Trust Company. *

         4.1      Lease agreements relating to Registrant's property in Chile.*

         4.2 Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A.*

         4.3 Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A. (English summary translation)*

         4.4 Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc.*

         4.5 Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc. (English summary translation) *

         8.1 Significant subsidiaries owned, directly or indirectly, by Supermercados Unimarc S.A. as of December 31, 2002.

        12.1 Certification of Mr. Francisco Javier Errazuriz Ovalle and Mr. Victor Cantillano Vergara pursuant to Section 302 of the Sarbanes Oxley Act.

        13.1 Certification of Mr. Francisco Javier Errazuriz Ovalle and Mr. Victor Cantillano Vergara pursuant to Section 906 of the Sarbanes Oxley Act.

      ----------
      *  Previously filed.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on July 15, 2005.



                           SUPERMERCADOS UNIMARC S.A.



                           /s/ Francisco Javier Errazuriz Ovalle
                           -------------------------------------
                           Francisco Javier Errazuriz Ovalle
                           Chairman of the Board and Chief Executive Officer

                         SUPERMERCADOS UNIMARC S.A. AND
                                   AFFILIATES

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 2001 AND 2002 AND FOR THE
                   YEARS ENDED ON DECEMBER 31, 2000, 2001 AND 2002

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                        CONSOLIDATED FINANCIAL STATEMENTS

            AS OF DECEMBER 31, 2001 AND 2002 AND FOR THE YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002











                                      INDEX

                                                                                                     PAGE

Report of independent registered public accounting firm

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of December 31, 2001 and 2002                                          F-3

Consolidated statement of operations for the years ended December 31,
2000, 2001 and 2002                                                                                  F-5

Consolidated Cash flow statement for the years ended December 31,
2000, 2001 and 2002                                                                                  F-6

Notes to the consolidated financial statements                                                       F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SHAREHOLDERS AND DIRECTORS
SUPERMERCADOS UNIMARC S.A.


We have audited the accompanying consolidated balance sheets of Supermercados Unimarc S.A. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Supermercados Hipermarc S.A., a 99.9% owned Argentine Subsidiary, which statements reflect total assets of ThCh$57,675,499 and ThCh$55,238,921 as of December 31, 2002 and 2001, respectively and revenues of ThCh$1,197,288 and ThCh$4,595,702, for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for Supermercados Hipermarc S.A. as of December 31, 2002 and 2001, before conversion to generally accepted accounting principles in Chile and the United States, is based soley on the report of the other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 23 to the financial statements, the Company has recorded a long-term deferred tax asset of approximately Th Ch $7,333,000 (Th US $10,200) as of December 31, 2002, as to which the Company has provided no valuation allowance. We were unable to obtain sufficient competent evidential matter or satisfy ourselves by means of other auditing procedures as to the recoverability of such long-term deferred tax asset at its stated amount.

In our opinion, except for the effects of such adjustments if any, as might have been determined to be necessary had we been able to satisfy ourselves regarding the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supermercados Unimarc S.A. and Subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as of December 31, 2002, the Company was in default of certain covenants and payments of its term loan and credit agreements. Further, as of December 31, 2002, the total amount outstanding of the Company's attributable liability as guaranteed under two unsecured loans, which are in default, and are owed by its parent to a syndicate of banks was approximately Th US $38,900, or 14% of consolidated assets. In addition, as of December 31, 2002 the Company's current liabilities exceeded its current assets by ThCh$35,073,931 and for the year ended December 31, 2002, the Company had negative cash flows from operating activities of ThCh$12,822,645. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the Company's financial statements, the Superintendencia de Valores y Seguros, through an official letter, instructed the Company to change its accounting for deferred income to treat this account as non-monetary for purposes of the price-level restatement. Accordingly, the financial statements for the year ended December 31, 2001 have been restated to reflect the correct treatment of this matter.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for the years ended December 31, 2002 and 2001, and the determination of shareholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 41 to the consolidated financial statements.





RACHLIN COHEN & HOLTZ LLP

Miami, Florida
December 18, 2003 except for Note 2 d) fifth paragraph and Note 30 c.1) fourth paragraph as to which the date is February 22, 2005.

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                           CONSOLIDATED BALANCE SHEETS

                                                                    2001               2002               2002
ASSETS                                                             THCH$               THCH$              THUS$
                                                                (Restated)
CURRENT ASSETS
Cash and cash equivalents                                         1,040,542          1,722,949               2,398
Time deposits                                                     2,075,107                  -                   -
Marketable securities                                                   700                  -                   -
Trade accounts receivable                                         1,482,767          1,623,685               2,259
Notes receivable                                                  3,735,331          2,682,501               3,733
Other accounts receivable                                           391,146            418,649                 582
Accounts receivable from related companies                        8,833,780          3,431,836               4,776
Inventories                                                      12,956,703         10,395,580              14,466
Recoverable taxes                                                 1,483,340            788,550               1,097
Prepaid expenses                                                  1,525,084            589,960                 821
Deferred taxes                                                    1,878,555                  -                   -
Other current assets                                                 79,882             95,272                 133
                                                              ---------------     --------------     --------------

Total current assets                                             35,482,937         21,748,982              30,265
                                                              ---------------     --------------     --------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                             49,028,082         45,116,571              62,783
Buildings and infrastructure                                     66,905,804         64,964,115              90,402
Machinery and equipment                                          30,638,803         22,214,130              30,913
Other fixed assets                                               41,846,979         37,272,282              51,867
                                                              ---------------     --------------     --------------


                                                                188,419,668        169,567,098             235,965
Less:
Accumulated depreciation                                      (  27,683,432 )     ( 18,855,845 )     (      26,239)
                                                              ---------------     --------------     --------------
                                                              ---------------     --------------     --------------

Net property, plant and equipment                               160,736,236        150,711,253             209,726
                                                              ---------------     --------------     --------------

OTHER ASSETS
Goodwill                                                         17,860,421         16,595,679              23,094
Negative goodwill                                             (       4,703 )     (     46,324 )     (          64)
Long-term accounts receivable                                       203,978            575,040                 800
Long-term deferred taxes                                                  -          7,332,663              10,204
Intangible assets                                                    11,372             11,680                  16
Other non-current assets                                          3,290,818          2,218,766               3,088
                                                              ---------------     --------------     --------------

Total other assets                                               21,361,886         26,687,504              37,138
                                                              ---------------     --------------     --------------

Total  assets                                                   217,581,059        199,147,739             277,129
                                                              ===============     ==============     ==============




The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                           CONSOLIDATED BALANCE SHEETS


                                                                   2001               2002              2002
LIABILITIES AND SHAREHOLDERS' EQUITY                               THCH$             THCH$             THUS$
                                                                (Restated)
CURRENT LIABILITIES
Short-term debt                                                  28,602,294        23,530,687            32,745
Current portion of long-term debt                                 2,678,238         1,079,560              1,502
Accounts payable                                                 27,153,096        24,934,916             34,699
Notes payable                                                     1,295,477           424,933                591
Other accounts payable                                            3,130,356         1,528,187              2,127
Accounts payable to related companies                             2,439,360         2,238,616              3,115
Accrued expenses                                                    925,142         1,348,617              1,877
Withholding taxes payable                                           768,794           648,544                902
Income taxes payable                                                231,259           194,997                271
Deferred income                                                     809,320           875,702              1,219
Deferred income taxes                                                     -            16,562                 23
Other current liabilities                                                 -             1,592                  2
                                                               --------------     -------------     -------------

Total current liabilities                                        68,033,336        56,822,913             79,073
                                                               --------------     -------------     -------------

LONG-TERM LIABILITIES
Long-term debt                                                   10,176,418         8,350,218             11,620
Notes payable                                                     5,597,199         1,340,580              1,866
Other accounts payable                                            2,219,158         2,730,566              3,800
Accounts payable and lease
   obligations with related companies                            17,914,362        17,258,386             24,016
Deferred income taxes                                                24,384                 -                  -
Other long-term liabilities                                       5,260,798         4,742,824              6,600
                                                               --------------     -------------     -------------

Total long-term liabilities                                      41,192,319        34,422,574             47,902
                                                               --------------     -------------

Minority interest                                                    84,243            79,297                110
                                                               --------------     -------------     -------------

SHAREHOLDERS' EQUITY
Paid-in capital                                                  55,873,978        55,873,978             77,753
Additional paid-in capital                                       28,578,841        28,578,842             39,770
Other reserves                                                    1,138,433         2,408,920              3,352
Retained earnings                                                24,781,313        22,561,023             31,395
(Loss) Profit for the period                                  (   2,101,404 )     (  1,599,808 )    (       2,226)
                                                               --------------     -------------     -------------

Total shareholders' equity                                      108,271,161       107,822,955            150,044
                                                               --------------     -------------     -------------

Total liabilities and shareholders' equity                      217,581,059       199,147,739            277,129
                                                               ==============     =============     =============






The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   2000                2001                2002             2002
                                                   THCH$               THCH$              THCH$            THUS$
                                                                    (Restated)
OPERATING INCOME
Net sales                                        168,852,680        147,943,789         122,343,556          170,250
Cost of sales                                 (  139,150,540 )   (   113,788,454 )   (   96,585,373 )  (             )
                                                                                                             134,406
                                               ---------------  ----------------    ---------------   -------------

Gross profit                                      29,702,140          34,155,335         25,758,183           35,844

Sales and administrative expenses             (   29,473,126 )   (    32,485,952 )   (   33,149,743 )  (      46,130 )
                                               ---------------    ----------------    ---------------   -------------

Operating income (loss)                              229,014           1,669,383     (    7,391,560 )         10,286 )
                                               ---------------    ----------------    ---------------   -------------

NON-OPERATING INCOME
Income from interest                                 265,815              61,988            142,009              197
Other non-operating income                         3,030,042             502,856          2,375,765            3,306
Loss from investments in related companies                 -     (        13,088 )                -                -
Amortization of goodwill                      (    1,272,824 )   (     1,305,929 )   (    1,264,371 )  (       1,759 )
Interest expense                              (    3,616,585 )   (     5,702,922 )   (    4,773,721 )  (       6,643 )
Other non-operating expenses                  (      491,306 )   (       396,144 )   (    1,082,442 )  (       1,506 )
Price-level restatement                              876,414             346,984          4,792,526            6,669
                                               ---------------    ----------------    ---------------   -------------

Non-operating income (loss)                   (    1,208,444 )   (     6,506,255 )          189,766              264
                                               ---------------    ----------------    ---------------   -------------

Income (loss) before taxes, minority interes
   and amortization of negative goodwill      (      979,430 )   (     4,836,872 )   (    7,201,794 )  (      10,022 )

Income tax benefit                                 1,085,702           2,736,217          5,591,750            7,781
                                               ---------------    ----------------    ---------------   -------------

Income before minority interest and
   amortization of negative goodwill                 106,272     (     2,100,655 )   (    1,610,044 )  (       2,241 )

Amortization of negative goodwill                         49                  55              4,741                7
Minority interest                                      4,451     (           804 )            5,495                8
                                               ---------------    ----------------    ---------------   -------------

Net income (loss)                                    110,772     (     2,101,404 )   (    1,599,808 )  (       2,226 )
                                               ===============    ================    ===============   =============




The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                              CASH FLOW STATEMENTS
                                 (DIRECT METHOD)

                                                       2000              2001             2002              2002
                                                       THCH$             THCH$            THCH$            THUS$
                                                                      (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers                          205,246,880    187,720,713       147,052,449           204,635
Interest received                                         654,353      1,070,903           559,045               778
Cash received from other sources                        1,399,366      5,600,643         1,961,053             2,729
Cash paid to suppliers and employees              (   195,290,720 ) (180,076,375 )    (155,998,892 )   (     217,084 )
Interest paid                                     (     3,621,101 )  ( 4,894,505 )    (  4,693,117 )   (       6,531 )
Income taxes paid                                 (       680,832 )  (    43,486 )    (     10,449 )   (          15 )
Other expenses paid                               (     2,096,038 )  ( 1,228,304 )    (    553,343 )   (         770 )
Value-added and other taxes paid                  (        85,393 )  ( 1,568,773 )    (  1,139,391 )   (       1,586 )
                                                   ---------------    ------------     ------------     -------------

Net cash provided by (used in) operating                5,526,515       6,580,816     ( 12,822,645 )   (      17,844 )
activities                                         ---------------    ------------     ------------     -------------


CASH FLOWS FROM INVESTMENT ACTIVITIES

Proceeds from sale of property, and equipment          14,369,009     15,252,428         7,591,490           10,5644
Proceeds from permanent investment                              -        327,647                 -                 -
Proceeds from sales of other investments                   95,320              -               687                1
Additions to property, plant and equipment        (    31,009,966 )  (17,070,421 )    (  1,244,335 )   (       1,731 )
Additions to long-term investments                              -    (        54 )    (    100,396 )   (         140 )
Other investment activities                                     -    (    73,888 )               -                 -

                                                   ---------------    ------------     ------------     -------------

Net cash (used in) provided by  investment
activities                                        (    16,545,637 )  ( 1,564,288 )       6,247,446             8,694
                                                   ---------------    ------------     ------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES


Proceeds from the issuance of shares                          190              -                 -                 -
Proceeds from bank loans                                        -      3,241,131                 -                 -
Lease obligation with related companies                17,944,219              -        12,129,643            16,879
Payments on bank loans                            (     7,540,760 )            -      (  6,538,027 )   (       9,098 )

Payments on loans                                                              -      (    221,839 )   (         309 )
Payment of loans documents from related parties                 -    ( 6,202,371 )               -                 -
Dividends paid                                    (     2,261,439 )  (    32,878 )    (    117,960 )   (         164 )
                                                   ---------------    ------------     ------------     -------------

Net cash provided by (used in) financing
activities                                              8,142,210    ( 2,994,118 )       5,251,817             7,308
                                                   ---------------    ------------     ------------     -------------

TOTAL CASH FLOWS FOR THE YEAR                     (     2,876,912 )    2,022,410      (  1,323,382 )   (      1,842  )


EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS  (         8,493 )       78,755      (     69,318 )   (          96 )
                                                   ---------------    -----------      ------------     -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS           (     2,885,405 )    2,101,165      (  1,392,700 )   (      1,938  )

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          3,899,889      1,014,484         3,115,649             4,336
                                                   ---------------    ------------     ------------     -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                1,014,484      3,115,649         1,722,949             2,398
                                                   ===============    ============     ============     =============







The accompanying notes are an integral part of these financial statements



                                                 SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                                                            CASH FLOW STATEMENTS

                                                              2000             2001             2002                2002
                                                              THCH$            THCH$            THCH$              THUS$
RECONCILIATION BETWEEN NET FLOW ORIGINATING IN                              (Restated)
OPERATING ACTIVITIES AND NET INCOME (LOSS) FOR THE
PERIOD

Net income (loss)                                             110,772      ( 2,101,404 )    (  1,599,808 )  (       2,226 )

RESULT FROM THE SALE OF ASSETS:
(Income) loss from the sale of fixed assets               ( 2,417,370 )  (      11,183 )         769,212            1,070
Loss from the sale of other assets                                  -            5,689                 -                -

DEBITS (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS:


Depreciation for the period                                 5,379,994        5,794,177         6,701,594            9,326
Amortization and accrued expenses                         (   148,808 )    ( 1,735,501 )    (  6,041,253 )  (       8,407 )
Loss accrued on investments in related companies                    -           13,088                 -                -
Amortization of goodwill                                    1,272,824        1,305,929         1,264,371            1,759
Amortization of negative goodwill                         (        49 )    (        55 )    (      4,741 )  (           7 )
Net price-level restatement                               (   876,414 )    (   346,984 )    (  4,792,526 )  (       6,668 )
Other credits not representing cash flows                           -          534,055                 -                -
Other debits not representing cash flows                  (   271,310 )    (   151,684 )    (  1,408,426 )  (       1,960 )
                                                                                                       -

(INCREASE) DECREASE IN CURRENT ASSETS
Trade accounts receivable                                 ( 1,933,048 )      2,990,844           276,281              384
Inventories                                                   999,283      (   194,176 )       2,529,713            3,520
Other current assets                                          942,624        2,411,304      (  4,883,706 )  (       6,796 )


INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable                                            1,734,196      (    73,252 )    (  3,524,282 )  (       4,904 )
Income taxes payable                                          352,600      (   346,160 )         134,060              187
Accumulated expenses and withholdings payable               1,702,100      ( 2,754,281 )    (  2,119,944 )  (       2,950 )
Value-added tax and other taxes payable                   ( 1,316,428 )      1,239,606      (    117,695 )  (         164 )
Profit (loss) of minority interest                        (     4,451 )            804      (      5,495 )  (           8 )
                                                           ------------     ------------     ------------    -------------

Net cash provided by (used in) operating activities         5,526,515        6,580,816      ( 12,822,645)   (      17,844)
                                                           ============     ============     ============    =============





The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES
           EXPLANATORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

NOTE 1-       FORMATION AND BUSINESS OF THE COMPANY

              Supermercados Unimarc S.A. ("Unimarc" or the "Company") is a corporation organized under the laws of the Republic of Chile whose stock is listed on the Chilean Stock Exchange and whose American Depository Receipts (ADRs) were listed on the New York Stock Exchange. Prior to the opening of the market on Wednesday, April 2, 2003, the NYSE suspended the listing of our ADRs on the NYSE, pursuant to a written communication furnished to us on March 28, 2003. The NYSE made this decision on the ground that the average closing price of our ADRs had been less than US$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the time period prescribed by the NYSE.

              The Company was incorporated under the name Comercial e Inmobiliaria Unimarc on October 24, 1991 and changed to its current name on April 26, 1996. It is regulated by the rules and regulations of the Chilean Superintendencia de Valores y Seguros
              (SVS) and the United States Securities and Exchange Commission
              (SEC).The Company's main activity is the operation of wholesale and retail trade supermarkets in Chile, under the commercial name "Unimarc". The purpose of the Company is the import and export of all kinds of products for consumption and goods and chattels for its own account or for third parties, either as a wholesaler or retailer. The company operates 37 supermarket stores under the trade name "Unimarc".

NOTE 2-       GOING CONCERN MATTERS

              a) As of December 31, 2002 and 2001, the Company had a working capital deficiency of ThCh$ 35,073,931 and ThCh$ 32,550,399 respectively.

              b) In December 1998, the Company received from the Nassau branch of BankBoston ("BankBoston") a transitory loan in the amount of US$ 24.9 million (the "Loan"). In connection with the Loan, on December 24 and December 28, 1998, the Company signed two promissory notes (the "Notes") for US$ 3 million and US$ 21.9 million. The original maturity of the Notes (June 2000) was 18 months after the date the Notes were signed. The outstanding balance, including both principal and interest at December 31, 2002 was Ch$16,188 million, or US$22.5 million.

                    In March 2002, BankBoston extended the maturity date of this loan to May 31, 2002. After that, the Company negotiated with BankBoston several additional extension of the maturity of the loan because the Company was unable to complete its repayment on May 31, 2002. Thus on May 6, 2003 the Company entered into a further amendment of the underlying credit agreement to restructure the payment terms of the loan. The effectiveness of this amendment is subject to certain conditions, which the Company had to satisfy no later than August 4, 2003. The Company was able to comply with certain of these conditions by this deadline, and the payment term of the loan was extended through August 18, 2003. By this date, the Company was able to fully satisfy these conditions. As a result, the payment of the loans was restructured as follows: (1) principal will be paid in eighteen installments, payable in quarterly from August of 2003 until November of 2007; and (2) interest will paid in same quarterly at the rate of 4.04% on the outstanding principal balance of the loan. The loan is collateralized by certain forestry assets owned by related companies through joint ownership.

NOTE 2-        GOING CONCERN MATTERS (CONTINUED)








               c) On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover, via an executory process, a portion of our loan in the aggregate principal amount of US$2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as the Company deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, the Company appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. The Company also filed a criminal lawsuit against Banco Kreditanstalt in criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.


                     On October 23, 2002, the Company entered into an agreement and waiver of legal action whereby the Company agreed to terminate all our legal proceedings against Banco Kreditanstalt in Chile, including our appeal before the Appellate Court of Santiago and our criminal proceedings in Santiago. The Company filed this agreement and waiver with the Seventh Civil Court of Santiago, which was approved by the judge for such court in November 2002. As a result, such judge ordered the termination of all our legal proceedings in the civil and criminal proceedings.

                     Pursuant to the above agreement and waiver, the Company entered into two rescheduling agreements, in the aggregate principal amount of US$5.3 million and US$1.8 million, respectively, that restructure the payment of the loans to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annually installments, payable on March and September from 2004 until 2013; and (2) interest will be paid semi-annually at the rate of Libor plus 1.05% and Libor plus 2.5%, respectively. The loans are collateralized by a portion of the assets the Company acquired with the proceeds of these loans. These assets consist of materials used in the construction and remodeling of our stores. As of December 31, 2002 the book value of the pledged assets was US$5.4 million.


               d) Inversiones Errazuriz Ltda. ("Inverraz"), the ultimate parent company of the Company, is the borrower under two separate credit agreements entered into in 1994 and 1996 with a group of lenders (the "Lenders") for whom the State Street Bank acts as agent. The Company is a co-guarantor under the credit agreements, with a maximum liability of up to US$13.7 million of the 1994 credit agreement and US$25.2 million of the 1996 credit agreement. Events of default occurred during 2000 under each of these credit agreements and the Lenders have (1) accelerated the repayment of the obligation so that all outstanding amounts are now due and
                     (2) on March 26, 2001 filed a lawsuit in the United States against Inverraz and its guarantors (including the Company) for collection of amounts due. As a result of these events, the Company is now liable to the lenders under the 1994 and 1996 credit agreements, for the outstanding principal of US$13.7 million (plus interest and other charges) under the 1994 credit agreement and for the outstanding principal of US$ 25.2 million (plus interest and other charges) under the 1996 credit agreement. Inverraz is actively engaged in discussions with the Lenders to attempt to agree on a restructuring of these debt obligations but, to date, no such agreement has been reached.

NOTE 2-        GOING CONCERN MATTERS (CONTINUED)

                     In April, 2001, the lenders started legal proceedings in the Federal Court of the United States for the Southern District of New York against Inverraz and the guarantors of the loan and in the State's Supreme Court of New York County against Inverraz in order to attain the repayment of both loans. Before the defendants designated the legal counsel in the United States to defend their interests in these proceedings, the lenders moved for and were granted default judgements in both proceedings. The defendants challenged both court cases.

                     In the process of being heard at the State Court, the defendant successfully annulled the case for default. Said process is currently being heard and it is in its preliminary stage.

                     In the process of being heard at the Federal Court, the issue of whether the case should be rendered void due to default was submitted by the Judge of the Federal District Court to a Magistrate Judge for reconsideration. The Magistrate Judge recommended the District Court Tribunal not to declare void the case for default. The defendants are going to file an objection to said recommendation.

                     On June 15, 2004, a panel of the U.S. Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a petition for rehearing by the full U.S. Court of Appeals for the Second Circuit. On September 1, 2004, the Second Circuit denied the petition for rehearing. On November 30, 2004, the Chilean Defendants filed a timely petition for a writ of certiorari with the U.S. Supreme Court seeking permission to appeal from the Second Circuit's denial of their motion to vacate the default judgment. On February 22, 2005, the U.S. Supreme Court denied the Chilean Defendants' petition for a writ of certiorari. Pursuant to the conclusion of the appellate proceedings within the U.S. federal court system, settlement discussions thereafter resumed between the Chilean Defendants and State Street. However, those settlement discussions did not result in a mutually acceptable resolution of the matter. State Street subsequently commenced a legal proceeding before the Chilean Supreme Court seeking permission to recognize the federal court's default judgment as the equivalent of an enforceable Chilean judgment, which proceeding we refer to as the "Recognition Application". The Chilean Defendants are opposing the Recognition Application on all available legal grounds. Chilean counsel for the Chilean Defendants believes that the Chilean Defendants will prevail in defeating the Recognition Application.

                     On September 8, 2003, we filed a lawsuit against State Street before the 27th Civil Tribunal of Santiago, Chile, seeking a ruling to the effect that: (1) the provisions of the 1994 and 1996 credit agreements contemplating the submission of any disputes between the parties to these agreements to New York laws are invalid because, under Chilean laws, such disputes may only be submitted for resolution by Chilean courts as the underlying promissory notes were issued in Chile and in compliance with Chilean issuance requirements, and all assets subject to restrictive covenants under the agreements are located in Chile; (2) under Chilean laws, the original obligations underlying the agreements were novated upon, and by, the issuance of separate notes evidencing the payment obligations arising out of such agreements; (3) the payment obligations contained in the promissory notes prescribed because the holders of such notes did not bring any claims before Chilean courts to obtain their repayment within one year of their maturity, as required by Chilean laws; and
                     (4) State Street is not a lender under the promissory notes because after their issuance, State Street transferred such notes to other persons. In addition, State Street filed a petition before the 27th Civil Tribunal to have all proceedings before Chilean courts terminated due to a lack of jurisdiction of Chilean courts to decide any disputes arising out of the credit agreements. The Court of Appeals of Santiago had not issued any answer to such petition at the time of this filing.

               e) On March 19, 2003, the company paid the outstanding principal to BBVA Banco BHIF, corresponding to the pending balance of the credit for UF 55,776 , granted on April 27, 1991, therefore the only pending issues are the payment of the interest accrued as of that date (see Note 30, a.1).


                     Although some of the matters described above have been resolved, as a result of the covenant and payment defaults described above coupled with unfavorable operating results, there is no guarantee that our other lenders won't accelerate the payment of the loans made to us. The company will continue to work with its lenders to renegotiate its debt when necessary to be able to meet its commitments and continue to operate.

                     The Company's operating results have been affected by its expansion and renovation programs. Refurbishing of our stores had a detrimental effect on our sales since a store under renovations may be closed for a week or more. The Company expects these efforts will increase sales in the long run and make the Company more competitive. As a result of these efforts and others the Company may undertake, the Company believes operating results will improve in the future. However, there are no gurantees that the Company's plans will be successful and operating results will improve.

NOTE 3-       RESTATEMENT OF 2001CONSOLIDATED FINANCIAL STATEMENT

                     The financial statements of the Company as of December 31 2002, represent the reissue of the financial statements that were presented to the SVS according to the current law, complying with Instruction N(degree) 07981 of the SVS (Chilean SEC), dated September 29th 2003, due to changes in the accounting estimation of the account "Income to be Accrued".

                     This reissue was done as a result of the application of the resolution from the Seventh Appeal Court of Santiago, Which on August 21st 2003 accepted the conclusions from the SVS formulated by Instruction N(degree) 09181 dated December 9th 2002, cleared and complemented by Instruction N(degree)00154 dated January 8th 2003, regarding the treatment of the account "Income to be Accrued", considering it as a non-monetary liability. The account described above includes 10 years of rental income paid in advanced from stores that were sold by Supermercados Hipermarc, S.A. (Argentinean subsidiary) to Supermercados Norte S.A. (an Argentinean company).

                     In the original presentation of these financial statements, the Company gave a monetary treatment to the mentioned account according to the accounting and judicial regulations currently in force in the Republic of Argentina; an issue that was objected by the SVS, and finally approved by the Seventh Appeal Court of Santiago.

                     The reissuance of the Financial Statements which are referred in Instructions 09181, 00154 and 07981, dated December 9th 2002, January 8th 2003, and September 29th 2003 respectively, are correspond to the financial statements from December 2001 to June 2003, including the quarterly financial statements between both dates, of which the present one is part of.

                     The resolution of the Seventh Appeal Court considers this account as a conditional liability, nonetheless, the company's administration, maintaining its traditional conservative policy, agreed to keep a provision over this conditional liability amounted to Ch$5,618,526 M. But for the above mentioned provision, the Company's result of operations would have been increased.



                                                AS REPORTED                    ADJUSTMENT                    AS RESTATED
                                           2001            2002          2001             2002           2001           2002
                    Net income (loss)       397.056    (     311,982)   ( 2,498,460)    (1,287,826)     (2,101,404)    (1,599,808)
                    Liabilities          106,726,066      87,293,769      2,499,589      3,951,718     109,225,655      91,245,487
                    Equity               110.769.621     111,772,892    ( 2,498,460)     3,949,937   ( 108,271,161     107,822,955

NOTE 4-       ACCOUNTING CRITERIA APPLIED

              A)     ACCOUNTING PERIOD

                     The financial statements of the Company and its subsidiaries cover the twelve-month periods between January 1 and December 31, 2000, 2001 and 2002.

              B)     BASIS OF THE PREPARATION

                     These consolidated financial statements have been prepared according to generally accepted accounting principles by the Colegio de Contadores de Chile A.G., also considering norms and instructions given by the Superintendency of Securities and Insurance. In the event of any discrepancies the norms enacted by the Superintendency shall prevail over the first ones mentioned above.

              C)     BASIS OF PRESENTATION

                     For comparative purposes, the financial statements as of December 31, 2001, are presented updated by 3.0% inflation. Additionally for an adequate comparison, some of the figures in said financial statements have been reclassified, as in the case of the Income Statement, where the reference to Exchange Differences appears in a net amount of ThCh$ 6,630,857, amount which used to appear in the Monetary Correction account.

              D)     BASIS OF  CONSOLIDATION

                     These consolidated financial statements include the assets, liabilities, income and cash flow of the Company and its affiliates. Additionally the inter-company balances and transactions and their effects on income have been eliminated. Furthermore, the participation of the minority shareholders has been recognized.

              COMPANIES INCLUDED IN THE CONSOLIDATION

              The companies with which the Company consolidated its participation are the following:

                                                                             2001                          2002
                                                                   ---------------------------  ----------------------------------
                                                                    DIRECT  INDIRECT   TOTAL     DIRECT   INDIRECT       TOTAL

               Compania Comercializadora Nacional
               Ltda.                                                 9.000   91.000   9.0000     100.000    91.0000     100.0000
               Interagro, Comercio y Ganado S.A.                     0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora de Supermercados S.A.                  0.000   99.936   99.936      0.0000    99.9360      99.9360
               Adminis. de Inversiones y Supermercados Unimarc S.A.  0.000  100.000  100.000      0.0000   100.0000     100.0000
               Comercial Supermercado Santiago S.A.                  0.000   99.000   99.000      0.0000    99.0000      99.0000
               Transportes Santa Maria S.A.                          0.000   98.000   98.000      0.0000    98.0000      98.0000
               Comercial Supermercado Vina del Mar S.A.              0.000  100.000  100.000      0.0000   100.0000     100.0000
               Comercial Supermercado Rancagua S.A.                  0.000  100.000  100.000      0.0000   100.0000     100.0000
               Supermercado Hipermarc S.A.                           0.000   99.999   99.999      0.0000    99.9990      99.9990
               Unimarc Organizacion y Servicios S.A.                99.955    0.000   99.955     99.9549     0.0000      99.9549
               Administradora y Servicios Talcahuano S.A.            0.000  100.000  100.000      0.0000   100.0000     100.0000
               Publicidad y Promociones S.A.                         0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Unimarc S.A.               0.000  100.000  100.000      0.0000   100.0000     100.0000
               Inmobiliaria de Supermercados S.A.                    0.000   99.999   99.999      0.0000    99.9990      99.9990
               Administradora y Servicios Temuco S.A.                0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Chillan S.A.               0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora de Servicios y Vigilancia Unimarc S.A. 0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Las Tranqueras S.A.        0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Cordillera S.A.            0.000  100.000  100.000      0.0000   100.0000     100.0000
               Comercial las Dalias S.A.                             0.000  000.000  000.000      0.0000   000.0000      000.000
               Inmobiliaria y Constructora S.A.                      0.000   51.080   51.080      0.0000    51.0800      51.0800
               Administradora y Servicios Rancagua S.A.              0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Vina del Mar S.A.          0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Santiago Part Time S.A.    0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Macul S.A.                 0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora de Supermercados Unimarc S.A.          0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Curico S.A.                0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Concepcion S.A.            0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Maipu S.A.                 0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Part Time Provincias S.A.  0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora Las Tranqueras S.A.                    0.000  100.000  100.000      0.0000   100.0000     100.0000
               Unimarc Abastecimientos S.A.                          0.330  99.6700  100.000      0.3300   99.67000     100.0000
               Administradora y Servicios Machali S.A.               0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora y Servicios Oriente S.A.               0.000  100.000  100.000      0.0000   100.0000     100.0000
               Servicios Generales S.A.                              0.000  100.000  100.000      0.0000   100.0000     100.0000
               Servicios Unimarc Sur S.A.                            0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora Unimarc Sur S.A.                       0.000  100.000  100.000      0.0000   100.0000     100.0000
               Servicios Unimarc S.A.                                0.000  100.000  100.000      0.0000   100.0000     100.0000
               Administradora Unimarc S.A.                           0.000  100.000  100.000      0.0000   100.0000     100.0000

              E)     PRICE-LEVEL RESTATEMENT

                     The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

                     Non-monetary assets, liabilities and shareholders' equity, and statement of income accounts are restated in terms of year-end purchase power.

                     Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

NOTE 4-        ACCOUNTING CRITERIA APPLIED (CONTINUED)

                     The price-level restatement credit or charge in the consolidated statement of income represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

                     Except as indicated, all amounts in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2002 (constant pesos) applied under the "prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

                     The general price-level restatements are calculated using the official CPI of the Chilean National Institute of Statistics and are based on the prior month rule, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. The CPI is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country, and consequently, is widely used for financial reporting purposes in Chile.

                     The changes in CPI used for price-level restatement purposes are as follows:

                         YEAR                            YEAR-END CHANGE IN CPI
                                                                   %
                         2000                                     4.7
                         2001                                     3.1
                         2002                                     3.0

                     The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the Company's results of operations for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

                     For comparative purposes, the financial statements for 2001 and 2000 and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2002 purchasing power, as explained above.

                     INFLATION INDEX-LINKED UNITS OF ACCOUNT (UF)

                     Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect changes in Chile's CPI.

                     The values for the UF as of December 31 of each year are as follows, in historical Chilean pesos:


                                                                      CH$
                      December 31, 2001                            16,262.66
                      December 31, 2002                            16,744.12

              F)     ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

                     The assets and liabilities denominated in foreign currency have been translated into Chilean pesos at the observed exchange rates, reported by the Central Bank of Chile, as follows (in Chilean pesos):

                                                         2001           2002
                                                         CH$            CH$

                     US dollar                          654.79          718.61
                     Argentinean peso                   385.17          211.98

                     Transactions denominated in foreign currencies other than the Chilean peso are translated into the reporting currency using the aforementioned exchange rates. Any gains or losses from the translation of foreign currency balances are recorded in the consolidated statements of income in the period in which the exchange rate changes.

              G)     MARKETABLE SECURITIES

                     Marketable securities are presented at the lowest value determined from the comparison between monetarily corrected cost and its stock exchange value.

              H)     INVENTORIES

                     Due to their high turnover, the stock of products for sale in supermarkets are presented valued at their average acquisition cost. The values determined do not exceed the respective net realization values.

                     The stock of frozen products from the affiliate company Interagro Comercio y Ganado S.A., are presented at their acquisition costs, which do not exceed their market value at the closing of each period.



                                      F15

              I)     ESTIMATION OF BAD DEBT

                     In order to cover any eventual bad debt in accounts receivable, the companies have set provisions over all those balances they estimate might not be recovered. As of December 31, 2002 and 2001 provisions have been set for the item Notes Receivables for a total amount of ThCh$ 304,765 and ThCh$ 247,217 , respectively.

              J)     PROPERTY, PLANT AND EQUIPMENT

                     Property, plant and equipment are stated at cost plus price-level restatement, and depreciated on a straight-line basis over their estimated useful lives.

                     The estimated average useful life of property, plant and equipment is as follows:

                     Buildings                            :        60 years
                     Machinery and equipment              :        3 to 20 years
                     Furniture, materials and facilities  :        10 years

                     Assets under capital leases are stated at the present value of minimum lease payments, and amortized straight line over the shorter of the lease term or estimated useful life of the asset.

                     Financing expenses incurred in the construction of property, plant and equipment are capitalized as part of the corresponding asset.

                     Repair and maintenance costs are charged against income renewals and betterments are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation accounts, with any related gain or loss reflected in other non-operating income.

              K)     ASSETS UNDER LEASE

                     The assets under lease are represented within the item Other Fixed Assets, at their current value, considering the specific conditions of each contract. Such assets are not legally the company's property, therefore, as long as the purchase option is not exercised, the company may not freely dispose of them.

              L)     INVESTMENT IN RELATED COMPANIES

                     Investments in foreign affiliates, as of December 31, 2002 and 2001, have been valued as per what is provided in the Technical Bulletin N(degree) 64 of the Colegio de Contadores de Chile A.G., dealing with the valuation of investments abroad, considering their valuation as a controlled affiliate in the source currency. The difference in conversion when comparing the adjusted investment by the internal inflation, with the participation of investors over the affiliate's equity, translated at the closing exchange rate, is presented in equity under the item Other Reserves.

                     Supermercados Unimarc has conducted an analysis of the book value of its investments in Argentina. This analysis is supported on the existence of negative circumstances in the economies of the region. The analysis consisted in evaluating both the recoverability of the fixed assets, as well as goodwill recorded by the investor, in accordance to the Chilean generally accepted accounting principles.

                     The analysis of recoverability of said company's fixed assets, was conducted bearing in mind that where there is evidence that a company's operations shall not, on a permanent basis, yield sufficient income to cover all the costs, including the depreciation of the fixed assets taken as a whole, and where the book value of said assets is higher than their realization value, these values must be lowered to the recoverable amounts, charged against results other than from operation.

                     The result of this analysis showed that no adjustments affecting the accounting value of the company's fixed assets is required.

                     The investments in domestic related companies, are presented valued as per the method of the proportional equity value of the investment, recognizing in income the proportional profit or accrued by the issuing company.

                     Since year 1998 and as per what is provided in circular letter N(degree) 1358 of the Superintendency of Securities and Insurance, the goodwill generated in the acquisition of new investments are amortized in a period of 20 years.

              M)     GOODWILL AND NEGATIVE GOODWILL

                     As per the Chilean generally accepted accounting principles, the goodwill rises from the surplus in the purchase value of companies acquired over their net accounting value. Negative goodwill appears when the net accounting value exceeds the purchase price of the acquired companies. Goodwill and negative goodwill also rise from the purchase of investments accounted under the equity method. Goodwill and negative goodwill are regularly amortized over a maximum period of 20 years, considering the earning period of the investments. The Chilean generally accepted accounting principles also provide that the amortization of goodwill and negative goodwill may be accelerated if the proportional income or loss of the company in which the investment is made exceeds the amount of the respective linear amortization.

                  N) TRANSLATION OF FOREIGN OPERATIONS

                     The financial statements of the Argentine subsidiary, Supermercados Hipermarc S.A., were translated into Chilean pesos in accordance with the criteria established by Technical Bulletin 64 (BT 64) issued by the Colegio de Contadores de Chile A.G. Under BT 64, investments in stable countries, which are not considered to be an extension of the Chilean parent's operations, must use the local currency as the currency of measurement. Differences arising from comparing the price-level restated value of the investment, with the amount resulting from translating the Company's investment at the year-end exchange rate, is shown within equity under Other Reserves.

              O) INCOME TAX AND DEFERRED TAXES

                     The income tax is computed on the basis of the net income, determined as per the norms set forth in the Income Tax Law.

                     The deferred taxes are recognized as per what is provided in the Technical Bulletin N(degree) 60 of the Colegio de Contadores de Chile A.G., and in circular letter N(degree) 1466 of the Superintendency of Securities and Insurance.

                     The company recognizes assets and liabilities from deferred taxes for the future estimation of the tax effects attributable to differences between the accounting values of the assets and liabilities, and their tax values. Also, the company recognizes assets from deferred taxes for the future tax exemption due to tax losses.

                     The weighting of assets and liabilities from deferred taxes are made on the basis of the tax rate which, in accordance with the standing tax legislation, must be applied in the year in which the assets and liabilities from deferred taxes are realized or disposed of.

                     The future effects of changes in the tax law or in the tax rates are recognized in the deferred taxes as of the date on which the Law approving such changes is published. The amount of the assets for deferred taxes is reduced, if necessary, by the amount of any tax benefit which, on the basis of the available evidence, is expected not to be realized.

              P)     REVENUE RECOGNITION

                     We recognize revenues at the point of sale to retail customers, when title to the goods has transferred to the customer and the customer has paid the price for such goods. We recognize the discounts we provide to customers at the point of sale, as well as an allowance for returns as a reduction in sales, as we sell our products. We recognize income for in-store promotions, or other incentives from suppliers that are non-refundable credits or payments when the related activities that the supplier requires are completed, the amount can be fixed or is variable and determinable, and the collectability is reasonably assured. This income is generally included as an offset of cost of sales. Funds that are directly linked to advertising commitments are recognized as a reduction of cost of sales when the related advertising commitment is satisfied. We also maintain allowances for possible estimated losses due to bad debts that result from the inability of our customers to make required payments.

              Q) CASH FLOW STATEMENT

                     The cash flow statements included herein have been prepared as per the direct method, and all those short-term investments made as part of the regular management of the cash surpluses have been regarded as cash and cash equivalent.

                     All those transactions in connection with its line of business, that is, the purchase, sale and management of goods to be marketed in supermarkets, have been classified as operating activities.

              R)      USE OF ESTIMATES

                      The Company's Management has used a number of estimates and assumptions to determine the assets and liabilities and the disclosure of contingencies in order to prepare these consolidated financial statements in conformity with Chilean generally accepted accounting principles. Actual results could differ from those estimates.

              S)      TRANSLATION INTO US DOLLARS (UNAUDITED)

                      The Company maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The United States dollar amounts disclosed in the consolidated financial statements are presented for convenience of the reader translated at the observed exchange rate as of December 31, 2002, of Ch$ 718.61 per US$ 1.00. This translation should not be construed as representing that the Chilean pesos amounts actually represent, have been, or could be, converted into United States dollars at such rate or at any other rate.

              T)      COMMITMENTS AND CONTINGENCIES

                      The liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred into and the amount of the assessment and/or remediation can be reasonably estimated.


NOTE 5-       ACCOUNTING CHANGES

              During the years 2001 and 2002 there have been no changes in the application of accounting principles as compared with the previous periods.

NOTE 6-       PRICE-LEVEL RESTATEMENT

              The gain (loss) arising from the price-level restatement process is comprised of the following:

              RESTATING TO REFLECT CHANGES IN CPI:

               -------------------------------------------------------------------------------------------------------
                      ASSETS (CHARGES) / CREDITS         ADJUSTMENT INDEX          2000          2001           2002
                                                                                   THCH$         THCH$          THCH$
               -------------------------------------------------------------------------------------------------------
                Inventories                                   Ch $                      -           -             -
                Property, plant and equipment                 Ch $              4,114,644   3,007,311     1,987,458
                Investment in related companies               Ch $                592,545     577,879       476,085
                Minority interest                             Ch $                262,290           -       842,740
                Other non monetary assets                   Ch $, UF              805,963     171,664        50,949
                Accounts of expenses and costs                Ch $                      -          35       926,650
                                                   -------------------------------------------------------------------
                Total (Charges) Credits                         $               5,775,442   3,756,889     4,283,882
               -------------------------------------------------------------------------------------------------------
                LIABILITIES (CHARGES) / CREDITS
               -------------------------------------------------------------------------------------------------------
                Shareholders' equity                          Ch $           (  4,987,125)( 3,305,145)  ( 3,150,291)
                Obligations with banks                       Ch $,UF                    -           -   (    27,436)
                Minority interest                            UF, Ch $        (  1,129,233 (   409,009)  (   160,970)
                Non monetary liabilities                        $                       -     150,450       714,221
                Accounts of income                           Ch $, UF        (    727,521 (   590,613)  ( 1,021,615)
                Total (Charges) credits                       Ch $           (    371,744 (   128,646)  ( 1,125,447)
                                                                          --------------------------------------------
                Obligations with banks                                       ( 7,215,623) ( 4,282,963)  ( 4,771,538)
               -------------------------------------------------------------------------------------------------------
                (LOSS) PROFIT FROM PRICE LEVEL RESTATEMENT                   ( 1,440,181  (   526,074)  (   487,656)
               -------------------------------------------------------------------------------------------------------

               RESTATING BY US$ AND FOREIGN CURRENCY EXCHANGE RATE CHANGES:

               ------------------------------------------------------------------------------------------------------
                                 ITEM                       CURRENCY          2000           2001            2002
                                                                              THCH$         THCH$           THCH$
               ------------------------------------------------------------------------------------------------------
                ASSETS (CHARGES) / CREDITS
               ------------------------------------------------------------------------------------------------------

                Accounts receivable from Related
                companies                                     US$          3,188,227     2,271,790                -
                Other assets                                  US$              3,492        19,483           82,977
                Accounts receivable from Related
                companies                                Argentinean $             -     1,885,062        8,088,943
               ------------------------------------------------------------------------------------------------------
                       Total (Charges) Credits                             3,191,719     4,176,335        8,171,920
               ------------------------------------------------------------------------------------------------------
                LIABILITIES (CHARGES) / CREDITS
               ------------------------------------------------------------------------------------------------------
                Banking obligations                          US$         (   518,455)  ( 2,769,438)    (  1,790,497)
                Other liabilities                            US$         (   356,669)  (   533,839)    (  1,101,241)
               ------------------------------------------------------------------------------------------------------
                       Total (Charges) credits                           (   875,124)  ( 3,303,277)    (  2,891,738)
               ------------------------------------------------------------------------------------------------------
                 (LOSS) PROFIT FROM EXCHANGE DIFFERENCE                    2,316,595       873,058        5,280,182
               ------------------------------------------------------------------------------------------------------

               ------------------------------------------------------------------------------------------------------
                 TOTAL PRICE - LEVEL RESTATEMENT                             876,414       346,984        4,792,526
               ------------------------------------------------------------------------------------------------------

NOTE 7-        MARKETABLE SECURITIES

               This item includes, securities listed in the stock exchange and others that are considered temporary in nature, as per the following:

              STRUCTURE OF THE BALANCE

               ----------------------------------------------------------------------------------------------------
                                                INSTRUMENTS                                ACCOUNTING VALUE

                                                                                    -------------------------------
                                                                                          2001           2002
                                                                                         THCH$          THCH$
               ----------------------------------------------------------------------------------------------------

                 Shares                                                                       700             -
                 Bonds                                                                          -             -
                 Mutual fund quotas                                                             -             -
                 Investment fun quotas                                                          -             -
                 Public offer promissory notes                                                  -             -
                 Mortgage bills                                                                 -             -
               ----------------------------------------------------------------------------------------------------

                 Totals                                                                       700             -
               ----------------------------------------------------------------------------------------------------


              ------------------------------------------------------------------------------------------------------
                                                                                 STOCK        STOCK
                                                                                EXCHANGE     EXCHANGE
                TAXPAYER                             NUMBER OF  PERCENTAGE OF   VALUE PER    INVESTMENT
                NUMBER         COMPANY NAME           SHARES     PARTICIPATION    UNIT        VALUE     UPDATED COST
                                                                                  THCH$        THCH$        THCH$
              ------------------------------------------------------------------------------------------------------

              96,524,320-8  Chilectra Metropolitana         -                -         -        -             -

              ------------------------------------------------------------------------------------------------------
               Investment Portfolio Value
              ------------------------------------------------------------------------------------------------------

              ------------------------------------------------------------------------------------------------------
               Adjustment Provision
              ------------------------------------------------------------------------------------------------------

              ------------------------------------------------------------------------------------------------------
               Accounting Value of the Investment                                                             -
              ------------------------------------------------------------------------------------------------------










NOTE 8-       TRADE ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

              As of December 31, 2001 and 2002, trade accounts receivable and notes receivable consist of the following:

              ------------------------------------------------------------------------------------------------------
               A) TRADE ACCOUNTS RECEIVABLE                                           2001                2002
                                                                                      THCH$               THCH$
              ------------------------------------------------------------------------------------------------------

                   Wholesale clients                                                  116,198            63,535
                   Invoicing clients                                                  195,364           123,691
                   Exports clients                                                     27,144                 -
                   Domestic clients                                                 1,065,545         1,457,657
                   Allowance for bad debt                                                   -        (   21,198 )
                   Other clients                                                       78,516                 -
              ------------------------------------------------------------------------------------------------------

                   Totals                                                           1,482,767         1,623,685
              ------------------------------------------------------------------------------------------------------


              ------------------------------------------------------------------------------------------------------
               B) NOTES RECEIVABLE                                                    2001                2002
                                                                                      THCH$               THCH$
              ------------------------------------------------------------------------------------------------------

                   Receivables from sale of businesses in Argentina                   630,843           199,159
                   Credit Cards                                                     1,958,285         1,668,537
                   Checks on hand                                                   1,051,259           819,219
                   Allowance for bad debt                                          (  247,216 )      (  304,765 )
                   Others                                                             342,160           300,351
              ------------------------------------------------------------------------------------------------------

                   Totals                                                           3,735,331         2,682,501
              ------------------------------------------------------------------------------------------------------


NOTE 9-       OTHER ACCOUNTS RECEIVABLE

               As of December 31, 2001 and 2002, other accounts receivable were as follows:

               -----------------------------------------------------------------------------------------------------
                                                                                      2001                2002
                                             ITEM                                     THCH$               THCH$
               -----------------------------------------------------------------------------------------------------

               Miscellaneous accounts receivable                                      258,048           102,796
               Advances to suppliers                                                   28,553           274,251
               Others                                                                 104,545            41,602

              -----------------------------------------------------------------------------------------------------

               Totals                                                                 391,146           418,649
              -----------------------------------------------------------------------------------------------------

NOTE 10-       INVENTORIES

              The composition of the inventories as of December 31, 2001 and 2002 is as follows:

              -----------------------------------------------------------------------------------------------------
                                            ITEM                                     2001              2002
                                                                                     THCH$            THCH$
              -----------------------------------------------------------------------------------------------------

                Merchandise for sale                                                 12,523,763        10,366,430
                Imports in transit                                                      432,940            29,150

              -----------------------------------------------------------------------------------------------------

                Totals                                                               12,956,703        10,395,580
              -----------------------------------------------------------------------------------------------------


NOTE 11-       PREPAID EXPENSES

              As of December 31, 2001 and 2002, prepaid expenses consist of the following:

              ----------------------------------------------------------------------------------------------------
                                            ITEMS                                    2001              2002
                                                                                     THCH$             THCH$
              ----------------------------------------------------------------------------------------------------

                 Operating materials                                                    571,814          451,119
                 Prepaid Advertising                                                     34,782           32,596
                 Prepaid insurance                                                      261,813           88,609
                 Other prepaid expenses                                                 656,675           17,636

              ----------------------------------------------------------------------------------------------------

                 Totals                                                               1,525,084          589,960
              ----------------------------------------------------------------------------------------------------


NOTE 12-      OTHER CURRENT ASSETS

              As of December 31, 2001 and 2002, the following items are shown:

              ------------------------------------------------------------------------------------------------------
                                           ITEMS                                     2001              2002
                                                                                     THCH$             THCH$
              ------------------------------------------------------------------------------------------------------

               Deferred VAT Leasing and Insurance                                             -           15,945
               Others                                                                    73,155           56,123
               Customs Duties                                                             6,727           23,204
             ------------------------------------------------------------------------------------------------------

               Totals                                                                    79,882           95,272
             ------------------------------------------------------------------------------------------------------

NOTE 13-      PROPERTY, PLANT AND EQUIPMENT

               The following items are included under fixed assets, as of December 31, 2002 and 2001:

              -------------------------------------------------------------------------------------------------------
                      ITEMS                          2001                                     2002
                                                     THCH$                                   THCH$
                                   ----------------------------------------------------------------------------------
                                                                   TOTAL                                   TOTAL
                                    FIXED ASSETS  ACCUMULATED      FIXED       FIXED ASSETS  ACCUMULATED   FIXED
                                                  DEPRECIATION     ASSETS        (NET)      DEPRECIATION   ASSETS
                                                                   (NET)                                    (NET)
              -------------------------------------------------------------------------------------------------------
               Land                  49,028,082             -   49,028,082    45,116,571            -    45,116,571
               Buildings and
               infrastructure        66,905,804  (  4,736,434)  62,169,370    64,964,115  ( 5,491,327)  59,472,788
               Machinery &
              equipment              30,638,803  ( 12,918,079)  17,720,724    22,214,130  ( 6,521,485)  15,692,645

               Other fixed assets:

               Furniture & supplies   8,578,580  (  5,229,654)   3,348,926     4,278,438  ( 1,763,394)   2,515,044
               Facilities            11,571,222  (  3,833,675)   7,737,547    11,620,041  ( 3,526,437)   8,093,604
               Works in progress      2,233,118             -    2,233,118     1,959,486            -     1,959,486
               Assets under lease    19,464,059  (    965,590)  18,498,469    19,414,317  ( 1,553,202)  17,861,115
              -------------------------------------------------------------------------------------------------------

               Others               188,419,668  ( 27,683,432) 160,736,236   169,567,098  (18,855,845) 150,711,253
              -------------------------------------------------------------------------------------------------------

              ASSETS UNDER LEASE

              ---------------------------------------------------------------------------------------------------
                     LEASING COMPANIES                ASSETS          AMOUNT   INSTALLMENTSMATURITY   INTEREST
                                                                       THCH$                            RATE
              ---------------------------------------------------------------------------------------------------

                                                                                           6- Jun-
               Corp Vida S.A.                  Sm. La Reina          1,579,697     237    0   18      UF +TIP
               Hewlett Packard S.A.            Computer equipment      186,657     37     10- Abr-05  US$+TIP
               Hewlett Packard S.A.            Computer equipment        5,249     35     10- Abr-05  US$+TIP
               Hewlett Packard S.A.            Computer equipment        7,401     35     10- Abr-05  US$+TIP
               Hewlett Packard S.A.            Computer equipment        8,681     35     10- Abr-05  US$+TIP
               Cit Leasing Chile Ltda.         Computer equipment       17,029     48     04- Mar-04  US$+TIP
               Rta Nacional Cia. de Seguros
               de Vida S.A                      Sm. Florida         17,452,092    300     05- Dic-25  UF+TIP
               Hewlett Packard S.A.            Computer equipment          504     35     10- Abr-05  US$+TIP
               Hewlett Packard S.A.            Computer equipment       69,121     35     10- Abr-05  US$+TIP
               Hewlett Packard S.A.            Computer equipment      155,595     35     10- Abr-05  US$+TIP
               Hipermarc Argentina             Computer equipment      139,400     29     30-Mar-03   US$+TIP
               HSBC Bank Usa                   Machinery & Equipament   29,079     36     01-Ene-03  UF+11.04%
               Santiago Leasing S.A.           Machinery &  Equipament  36,537     49     01-Sept-03    UF+10%
               Hewlett Packard S.A.            Computer equipment        1,508     37     26-Ene-03   US$+9,8%
               Deferred lease back profit
               Sm.Florida                                -          (1,827,435)      -         -          -


              ---------------------------------------------------------------------------------------------------

               Totals                                               17,861,115
              ---------------------------------------------------------------------------------------------------

NOTE 14- INVESTMENTS IN RELATED COMPANIES

       The breakdown of the investments in related companies is the following:

------------------------------------------------------------------------------------------------------------------------------------

                                                                   PERCENTAGE OF                EQUITY              INCOME FOR THE
                                                                   PARTICIPATION               COMPANIES               PERIOD
------------------------------------------------------------------------------------------------------------------------------------

                                       CURRENCY
TAXPAYER                   COUNTRY    INVESTMENT  NUMBER OF   12/31/2002   12/31/2001    12/31/2002 12/31/2001 12/31/2001 12/31/2002
 NUMBER        COMPANY    OF ORIGIN     CONTROL     SHARES        %            %             THCH$     THCH$         THCH$   THCH$
------------------------------------------------------------------------------------------------------------------------------------
96,621,750-2   Smac Ltda    Chile        Pesos       -            0,0000       0,0000             -          -          -          -

------------------------------------------------------------------------------------------------------------------------------------

Totals                                                                                            -          -          -          -
------------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                                                                   ACCOUNTING
                        ACCRUED PROFIT               VPP                    NON-REALIZED           VALUE OF THE
                                                                               INCOME                INVESTMENT
---------------------------------------------------------------------------------------------------------------------------


TAXPAYER          12/31/2001   12/31/2002   12/31/2001  12/31/2002    12/31/20001   12/31/2002   12/31/2001   12/31/2002
 NUMBER              THCH$         THCH$        THCH$      THCH$            THCH$     THCH$         THCH$         THCH$
---------------------------------------------------------------------------------------------------------------------------
96,621,750-2               -            -            -           -              -            -            -            -

---------------------------------------------------------------------------------------------------------------------------

Totals                     -            -            -           -              -            -            -           -
---------------------------------------------------------------------------------------------------------------------------

NOTE 15-      GOODWILL AND NEGATIVE GOODWILL

              This item presents greater and lower costs (goodwill) determined as per what is provided in Technical Bulletin N(degree) 42 of the Colegio de Contadores de Chile A.G., principally applying an amortization period of 20 years, by which time the investment is expected to be recovered in full.

               The main accounting balances are generated as follows:

              1)    Goodwill Supermercados Hipermarc S.A.

                    On December 20, 1999 a purchase was made from Celimar International S.A. (minority shareholder in Supermercados Hipermarc S.A.), of its interest in this company for an amount of US$ 21,000,000 , corresponding to 16.32675 % of the company's equity. This operation generated a lower accounting value (goodwill) of ThCh$ 9,088,538 (historical figure).

              2)    Goodwill Inmobiliaria de Supermercados S.A.

                    In September 16th 1996, Supermercados Unimarc paid Ch$11,500,977 M (historical figure) for an additional interest in Inmobiliaria de Supermercados S.A. (ISSA S.A.), increasing its participation to 99.999%. The net book value of the net assets acquired exceeded the purchase price resulting in negative goodwill of Ch$ 7,634,664 M (historical figure).

              3)    Goodwill Unimarc Abastecimientos S.A.

                    This affiliate was purchased in August 1998. At that time, its corporate name was Inversion Nacional S.A., subsequently changing to the current Unimarc Abastecimientos S.A.. This company operates at present as a warehouse for the products to be sold in the supermarkets.

                    The breakdown of the investments in related companies is the following:

                    GOODWILL

                    ---------------------------------------------------------------------------------------------------


                                                                              2001                     2002
                                                                             THCH$                    THCH$
                                                                     ---------------------------------------------------
                                                                       AMOUNT      GOODWILL     AMOUNT      GOODWILL
                      TAXPAYER                  COMPANY             AMORTIZED IN    BALANCE   AMORTIZED IN   BALANCE
                       NUMBER                                        THE PERIOD               THE PERIOD
                    ---------------------------------------------------------------------------------------------------
                    88,486,800-9 Interagro Comercio y Ganado S.A.          3,791           -            -           -
                    96,621,750-2 Supermercado Hipermarc S.A.             707,356   9,448,102      707,301   8,736,447
                    96,799,180-5 Inmob. de Supermercados S.A.            448,332   6,575,543      448,333   6,127,211
                    94,146,000-3 Comercial Las Dalias S.A.                 5,228           -            -           -
                    88,627,400-9 Unimarc Abastecimientos S.A.             84,809   1,399,552       85,307   1,314,444
                    96,898,490-k Administradora Unimarc S.A.              23,012     437,224       23,034     413,614
                    96,898,500-0 Servicios Unimarc S.A.                   33,391           -            -           -
                    96,798,240-7 Administradora Unimarc Sur S.A.               7           -            -           -
                    96,797,780-2 Servicios Unimarc Sur S.A.                    3           -            -           -
                    96,629,940-1 Transportes Santa Maria                       -           -           34         548
                    96,800,910-9 Publicidad y Promociones Unimarc S.A.         -           -           27         427
                    87,678,100-K Comercial Unimarc                             -           -          335       2,988

                    ---------------------------------------------------------------------------------------------------
                                 Totals                                1,305,929  17,860,421    1,264,371  16,595,679
                    ---------------------------------------------------------------------------------------------------

              NEGATIVE GOODWILL

              ------------------------------------------------------------------------------------------------------
                TAXPAYER               COMPANY                          2001                        2002
                 NUMBER                                                THCH$                       THCH$
                                                           ---------------------------------------------------------
                                                                AMOUNT        NEGATIVE      AMOUNT      NEGATIVE
                                                             AMORTIZED IN     GOODWILL   AMORTIZED IN   GOODWILL
                                                              THE PERIOD      BALANCE     THE PERIOD     BALANCE
              ------------------------------------------------------------------------------------------------------

              97,785,510-3  Inmobiliaria y Constructora  S.A.      50         4,703           45         4,372
              96,913,160-9  Servicios Generales S.A.                5             -            -             -
              86,360,500-8  Administradora de Supermercados S.A.    -             -        4,696        41,952
              ------------------------------------------------------------------------------------------------------

                Totals                                             55         4,703        4,741        46,324
              ------------------------------------------------------------------------------------------------------


NOTE 16-      OTHER NON CURRENT ASSETS

              As of December 31, 2001 and 2002, other assets include the following:

              ------------------------------------------------------------------------------------------------------
                                             ITEMS                                      2001             2002
                                                                                       THCH$            THCH$
              ------------------------------------------------------------------------------------------------------

               Deposits                                                                  687,128          451,101
               Computer System Project                                                 1,343,437        1,011,633
               VAT and other recoverable taxes from Argentinean  subsidiary              964,444          583,107
               Other long term assets                                                    295,809          172,925

              ------------------------------------------------------------------------------------------------------

                                                                                       3,290,818        2,218,766
               Totals
              ------------------------------------------------------------------------------------------------------


NOTE 17-      LONG - TERM ACCOUNTS RECEIVABLE

               As of December 31, 2001 and 2002, this account consists of the following:

              ------------------------------------------------------------------------------------------------------
                                               ITEMS                                    2001             2002
                                                                                       THCH$            THCH$
              ------------------------------------------------------------------------------------------------------

              Receivables from sale of businesses in  Argentina                                 -               -
              Prepaid rent                                                                198,587         178,618
              Others                                                                        5,391         396,422

              ------------------------------------------------------------------------------------------------------
               Totals                                                                     203,978         575,040
              ------------------------------------------------------------------------------------------------------

NOTE 18-      SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

               The breakdown of the obligations with banks and financial institutions in force as of December 31, 2001 and 2002, is the following:


          -----------------------------------------------------------------------------------------------------------------------
                                                                        TYPES OF CURRENCY AND ADJUSTMENT INDEX
                                                             --------------------------------------------------------------------
           TAXPAYER       BANK OR FINANCIAL INSTITUTION             DOLLARS                    OTHER                UF
            NUMBER                                                                     FOREIGN CURRENCIES
                                                             --------------------------------------------------------------------
                                                                2001       2002            2001      2002     2001        2002
                                                                THCH$      THCH$           THCH$    THCH$     THCH$      THCH$
          -----------------------------------------------------------------------------------------------------------------------

                     SHORT TERM

          -----------------------------------------------------------------------------------------------------------------------

          97,041,000-7  Banco Boston                           15,554,361   16,187,886        -         -            -          -
          96,621,750-2  Banco Do Brasil                                 -            -        -         -    3,883,596  1,508,700
          97,036,000-K  Banco de Santiago                               -            -        -         -    1,157,566          -
          97,051,000-1  Banco del Desarrollo                    5,049,631    2,885,844        -         -    1,393,954
          96,621,750-2  Banco Sudameris                           168,609            -        -    43,904            -          -
          96,621,750-2  Lloyds Bank                               101,165            -        -    79,820            -          -
          97,032,000-8  Bhif                                            -            -        -         -            -    256,358
          96,621,750-2  Banco One                                   1,800            -        -         -            -          -
          96,621,750-2  Santiago Factoring                              -            -        -         -            -          -
          96,621,750-2  Hispanoamericano                                -       83,166        -         -            -          -
                        Others                                          -            -        -         -            -          -
                        Totals                                 20,875,566   19,156,896        -   123,724    6,435,116  1,765,058
                        Amount of indebted capital             20,442,225   19,129,840        -    78,843    6,333,341  1,687,881
                        Average annual interest rate                  9.0          6.5                6.0         9.0         8.1
          -----------------------------------------------------------------------------------------------------------------------

                      LONG TERM - SHORT TERM

          -----------------------------------------------------------------------------------------------------------------------
          97,032,000-8  Bhif                                            -            -        -         -      208,974         -
          97,032,000-8  Corp Banca                                      -            -        -         -      450,752   476,173
          97,015,000-5  Santander                                       -            -        -         -      651,518         -
          96,621,750-2  KFW                                       661,835       32,842        -         -            -         -
          90,621,750-2  Hispanoamericano                          101,222            -        -         -            -         -
          96,621,750-2  Export-Import bank (State Street)         176,328      152,921        -         -            -         -
          96,621,750-2  Societe Generale                          389,277            -        -   376,874            -         -
          97,018,000-1  Scotiabank Sud Americano                        -            -        -         -       38,332    40,750
                        Others                                          -            -        -         -            -         -
                        Totals                                  1,328,662      185,763        -   376,874    1,349,576   516,923
                        Amount of indebted capital              1,188,010      145,392        -   169,583    1,289,077   496,408
                        Average annual interest rate                  6.5          6.5        -       6.0          8.0       8.1
          -----------------------------------------------------------------------------------------------------------------------

                     -------------------------------------------------------------------
                     Percentage of obligations in foreign                        80.6 %
                     currency (%)
                     -------------------------------------------------------------------
                     Percentage of obligations in domestic                       19.4 %
                     currency  (%)
                     -------------------------------------------------------------------







        -----------------------------------------------------------------------------------------------------------------
         TAXPAYER       BANK OR FINANCIAL INSTITUTION            CH $ NON           TOTALS
          NUMBER                                                ADJUSTABLE
                                                          --------------------------------------------------------------
                                                              2001     2002     2001      2002
                                                              THCH$    THCH$    THCH$    THCH$
        ----------------------------------------------------------------------------------------------------------------

                   SHORT TERM

        ----------------------------------------------------------------------------------------------------------------
          97,041,000-7  Banco Boston                                  -             -    15,554,361   6,187,886
          96,621,750-2  Banco Do Brasil                               -      735,556    3,883,596   2,244,256
          97,036,000-K  Banco de Santiago                             -    1,116,656    1,157,566   1,116,656
          97,051,000-1  Banco del Desarrollo                          -      632,797    6,443,585   3,518,641
          96,621,750-2  Banco Sudameris                               -            -      168,609      43,904
          96,621,750-2  Lloyds Bank                                   -            -      101,165      79,820
          97,032,000-8  Bhif                                          -            -            -     256,358
          96,621,750-2  Banco One                                     -            -        1,800           -
          96,621,750-2  Santiago Factoring                    1,291,612            -    1,291,612           -
          96,621,750-2  Hispanoamericano                              -            -            -      83,166
                        Others                                        -            -            -           -
                        Totals                                1,291,612    2,485,009   28,602,292   3,530,687
                        Amount of indebted capital            1,291,615    2,439,389   28,067,182   3,335,953
                        Average annual interest rate
          -------------------------------------------------------------------------------------------------------------------

                      LONG TERM - SHORT TERM

          --------------------------------------------------------------------------------------------------------------------
          97,032,000-8  Bhif                                          -            -      208,974           -
          97,032,000-8  Corp Banca                                    -            -      450,752     476,173
          97,015,000-5  Santander                                     -            -      651,518           -
          96,621,750-2  KFW                                           -            -      661,835      32,842
          90,621,750-2  Hispanoamericano                              -            -      101,222           -
          96,621,750-2  Export-Import bank (State Stre                -            -      176,328     152,921
          96,621,750-2  Societe Generale                              -            -      389,277     376,874
          97,018,000-1  Scotiabank Sud Americano                      -            -       38,332      40,750
                        Others                                        -            -            -           -
                        Totals                                        -            -   2,678,238    1,079,560
                        Amount of indebted capital                    -            -   2,477,087      811,383
                        Average annual interest rate                  -            -
          --------------------------------------------------------------------------------------------------------------------

NOTE 19-      LONG-TERM LIABILITIES/LONG-TERM DEBT

              The breakdown of the obligations with banks and financial institutions in force as of December 31, 2001 and 2002, is the following:

----------------------------------------------------------------------------------------------------------------------
                                                                 MATURITY IN YEARS


                                 -------------------------------------------------------------------------------------


TAXPAYER    BANK OR FINANCIAL  CURRENCY OF THE   MORE THAN    MORE THAN   MORE THAN   MORE THAN 5
 NUMBER        INSTITUTION    ADJUSTMENT INDEX   1 UNTIL 2    2 UNTIL 3   3 UNTIL 5    UNTIL 10   MORE THAN 10 YEARS

                                                                                                ----------------------
                                                    THCH$       THCH$      THCH$       THCH$      THCH$       TERM
----------------------------------------------------------------------------------------------------------------------
97,023,000-9    Corp Banca        Dollars                  -          -           -          -         -         -
                                  Euros                    -          -           -          -         -         -
                                  Yens                     -          -           -          -         -         -
                                  UF                485,976     517,401   1,137,957    749,423         -         -
                                  Ch$ non
                                  adjustable               -          -           -          -         -         -
                                  Other
                                  currencies               -          -           -          -         -         -
97,015,000-5    Santander         Dollars                  -          -           -          -         -         -
                                  Euros                    -          -           -          -         -         -
                                  Yens                     -          -           -          -         -         -
                                  UF                       -          -           -          -         -         -
                                  Ch$ non
                                  adjustable               -          -           -          -         -         -
                                  Other
                                  currencies               -          -           -          -         -         -
96,621,750-2    KFW               Dollars            256,087    540,629   1,081,258  2,703,145   540,634        11
                                  Euros                    -          -           -          -         -         -
                                  Yens                     -          -           -          -         -         -
                                  UF                       -          -           -          -         -         -
                                  Ch$ non
                                  adjustable               -          -           -          -         -         -
                Hispanoamericano  Other
96,621,750-2                      currencies               -          -           -          -         -         -
                                  Dollars                  -          -           -          -         -         -
                                  Euros                    -          -           -          -         -         -
                                  Yens                     -          -           -          -         -         -
                                  Ch$ non
                                  adjustable               -          -           -          -         -         -
96,621,750-2    Export Import     Other               80,484          -           -          -         -         -
                Bank (State       currencies
                Street)
                                  Dollars                  -          -           -          -         -         -
                                  Euros                    -          -           -          -         -         -
                                  Yens                     -          -           -          -         -         -
----------------------------------------------------------------------------------------------------------------------





                  --------------------------------------------
                      CLOSING DATE OF THE     CLOSING DATE
                         CURRENT PERIOD          OF THE
                                             PREVIOUS PERIOD
                 ---------------------------------------------

                  TOTAL LONG                  TOTAL LONG
TAXPAYER         TERM AT THE      AVERAGE    TERM AT THE
 NUMBER         CLOSING OF THE     ANNUAL   CLOSING OF THE
                  FINANCIAL       INTEREST     FINANCIAL
                  STATEMENTS       RATE       STATEMENTS
                     THCH$          %           THCH$
--------------------------------------------------------------
97,023,000-9             -             -              -
                         -             -              -
                         -             -              -
                 2,890,757           8.5      3,348,377

                         -             -              -

                         -             -              -
97,015,000-5             -             -              -
                         -             -              -
                         -             -              -
                         -             -        331,124

                         -             -              -

                         -             -              -
96,621,750-2     5,121,753           6.8      5,471,415
                         -             -              -
                         -             -              -
                         -             -              -

                         -             -              -

96,621,750-2             -             -         75,088
                         -             -              -
                         -             -              -
                         -             -              -

                         -             -              -
96,621,750-2        80,484          4.95        109,197


                         -             -              -
                         -             -              -
                         -             -              -
---------------------------------------------------------

NOTE 19-       LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS
               (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                 MATURITY IN YEARS


                                 ------------------------------------------------------------------------------------------------
TAXPAYER    BANK OR FINANCIAL  CURRENCY OF THE        MORE THAN    MORE THAN   MORE THAN     MORE THAN 5
 NUMBER        INSTITUTION    ADJUSTMENT INDEX        1 UNTIL 2    2 UNTIL 3   3 UNTIL 5      UNTIL 10    MORE THAN 10 YEARS


                                                        THCH$        THCH$      THCH$           THCH$      THCH$       TERM
---------------------------------------------------------------------------------------------------------------------------------
97,018,000-1  Scotiabank
             (Sudamericano)           Dollars                  -           -           -            -          -           -
                                      Euros                    -           -           -            -          -           -
                                      Yens                     -           -           -            -          -           -
                                      UF                  40,071      42,881       9,988            -          -           -
                                      Ch$ non
                                      adjustable               -           -           -            -          -           -
                                      Other
                                      currencies               -           -           -            -          -           -
96.621.750-2  Societe Generale        Dollars                  -           -           -            -          -           -
                                      Euros                    -           -           -            -          -           -
                                      Yens                     -           -           -            -          -           -
                                      Ch$ non
                                      adjustable               -           -           -            -          -           -
                                      Other
                                      currencies          89,031      75,253           -            -          -           -

----------------------------------------------------------------------------------------------------------------------------------

              Totals                                     951,649   1,176,164   2,229,203    3,452,568    540,634           -
----------------------------------------------------------------------------------------------------------------------------------

             ------------------------------------------------------------------
             Percentage of obligations foreign currency (%)              64.3 %
             Percentage of obligations domestic currency (%)             35.7 %
             ------------------------------------------------------------------






                  --------------------------------------------
                      CLOSING DATE OF THE     CLOSING DATE
                         CURRENT PERIOD          OF THE
                                             PREVIOUS PERIOD
                 ---------------------------------------------
                  TOTAL LONG                  TOTAL LONG
TAXPAYER         TERM AT THE      AVERAGE    TERM AT THE
 NUMBER         CLOSING OF THE     ANNUAL   CLOSING OF THE
                  FINANCIAL       INTEREST     FINANCIAL
                  STATEMENTS       RATE       STATEMENTS
                     THCH$                      THCH$
--------------------------------------------------------------
97,018,000-1
                        -            -              -
                        -            -              -
                        -            -              -
                   92,940          8.0        133,062

                        -            -              -

                        -            -              -
96.621.750-2            -            -        708,155
                        -            -              -
                        -            -              -

                        -            -              -

                  164,284          6.0              -

--------------------------------------------------------------

Totals          8,350,218           -      10,176,418
--------------------------------------------------------------

NOTE 20-      SHORT-TERM AND LONG-TERM PAYABLES


CURRENT LIABILITIES

----------------------------------------------------------------------------------------------------
                                                               UP TO 90 DAYS
                                          ----------------------------------------------------------
          ITEM               CURRENCY             12/31/2001                  12/31/2002
                                          ----------------------------------------------------------
                                              AMOUNT     AVG. ANNUAL     AMOUNT      AVG. ANNUAL
                                              THCH$        INT. RATE      THCH$       INT. RATE
----------------------------------------------------------------------------------------------------
 Obligations with banks         UF                    -           -      2,281,982             -
 Obligations with banks         US$         15,931,948            -     16,456,815             -
 Obligations with banks    Argentinean $             -            -        125,149             -
 Sundry creditors              US$.             39,498            -         39,235             -
 Sundry creditors              US$.            555,914            -         73,872             -
 Sundry creditors               US$             51,820            -          4,820             -
 Sundry creditors               UF              22,729            -         43,535             -
 Sundry creditors               UF             165,715            -         46,567             -
 Sundry creditors               UF              55,183            -         50,672             -
                          Non adjustable
 Sundry creditors               Ch$          1,686,595            -        578,768             -
                          Non adjustable
 Accounts payable               Ch$         16,948,117            -     19,678,429             -
 Accounts payable          Argentinean $             -            -        436,712             -
 Accounts payable               US$             46,656            -      4,819,775             -
 Notes payable             Argentinean $             -            -        142,428             -
                          Non adjustable
 Notes payable                  Ch$            269,296            -        113,713             -
 Notes payable                  US$             29,181            -        168,792             -
 Notes and accounts       Non adjustable
 payable related parties        Ch$            100,098            -        779,671             -
 Notes and accounts
 payable related parties        US$          1,999,789            -        758,406             -
 Notes and accounts
 payable related parties   Argentinean $        96,306            -        389,042             -
 Income in advance              US$            202,330            -        215,583             -
 Other liabilities         Argentinean $       475,576            -        206,379             -
                          Non adjustable
 Other liabilities              Ch$          1,449,619            -      2,017,303             -
 Sundry creditors               UF                   -            -         11,384             -
                          Non adjustable
 Obligations with banks         Ch$          2,641,193            -      2,485,008             -
 Sundry creditors               US$                  -            -        179,777             -
 Notes and accounts
 payable related parties        UF                   -            -         75,523             -

                                UF             243,627            -      2,509,663             -
                                US$         18,857,136            -     22,717,075             -
                           Argentinean $       571,882            -      1,299,710             -
                          Non adjustable
                                Ch$         23,094,918            -     25,652,892             -   1
----------------------------------------------------------------------------------------------------










--------------------------------------------------------------------------------
                                       BETWEEN 90 DAYS AND 1 YEAR
                          ------------------------------------------------------
          ITEM                   12/31/2001                 12/31/2002
                          ------------------------------------------------------
                            AMOUNT     AVG. ANNUAL     AMOUNT      AVG. ANNUAL
                             THCH$      INT. RATE       THCH$       INT. RATE
--------------------------------------------------------------------------------
 Obligations with banks    6,435,114         8.00              -
 Obligations with banks    6,272,278         8.00      2,885,844          9.0
 Obligations with banks            -            -        375,449            -
 Sundry creditors                  -            -        131,765            -
 Sundry creditors                  -            -        257,363            -
 Sundry creditors            157,566            -              -            -
 Sundry creditors             44,460            -              -            -
 Sundry creditors            188,080            -         77,613            -
 Sundry creditors            162,796            -              -            -

 Sundry creditors                  -            -              -            -

 Accounts payable          9,826,861            -              -            -
 Accounts payable            331,464            -              -            -
 Accounts payable                  -            -              -            -
 Notes payable               997,001            -              -            -

 Notes payable                     -            -              -            -
 Notes payable                     -            -              -            -
 Notes and accounts
 payable related parties     243,169            -              -            -
 Notes and accounts
 payable related parties           -            -              -            -
 Notes and accounts
 payable related parties           -            -              -            -
 Income in advance           606,900            -        646,749            -
 Other liabilities           476,073            -              -            -

 Other liabilities                 -            -              -            -
 Sundry creditors                  -            -         32,816            -

 Obligations with banks            -            -              -            -
 Sundry creditors                  -            -              -            -
 Notes and accounts
 payable related parties           -            -        235,974            -

                           6,830,450            -        346,403            -
                           7,036,834            -      3,921,721            -
                           1,804,538            -        375,449            -

                          10,070,030            -              -            -
--------------------------------------------------------------------------------

LONG TERM LIABILITIES, PREVIOUS PERIOD 12/31/2001

----------------------------------------------------------------------------------------------------------------------
                                                1 - 3 YEARS                  3 - 5 YEARS              5 - 10 YEARS
                                    ----------------------------------------------------------------------------------
ITEM                     CURRENCY                    AVG. ANNUAL                AVG. ANNUAL               AVG. ANNUAL
                                         AMOUNT $   INTEREST RATE   AMOUNT $     INTEREST    AMOUNT $   INTEREST RATE
----------------------------------------------------------------------------------------------------------------------
 Obligations with banks     UF          1,353,097            -    1 ,122,,399         -     1,337,068           -

 Obligations with banks     US$         2,533,336            -      1,726,054         -     2,104,467           -

 Notes payable         Other currencies 5,597,200            -              -         -             -           -

 Sundry creditors           UF            203,356            -        213,527         -       689,205           -

 Sundry creditors           US$           239,036            -              -         -             -           -

 Sundry creditors           US$           228,681            -              -         -             -           -

 Notes and accts.
 payable, Related
 Parties                    UF         1,020,759             -      1,266,049               2,173,483

 Notes and accts.
 payable, Related          Non
 Parties              adjustable Ch$      338,842            -              -        -              -           -

 Other Long Term           Non
 Liabilities          adjustable Ch$       24,598            -              -        -              -           -

 Other Long Term                        1,618,641                                           2,023,517
 Liabilities               US$                               -      1,618,641        -              -           -

 Sundry creditors          Non
                      adjustable Ch$        6,319            -              -        -              -           -

 TOTAL LONG TERM
 LIABILITIES

                            UF          2,577,212            -      2,601,975        -      4,199,756           -
                           US$          4,619,694            -      3,344,695        -      4,127,984           -
                          Other
                        currencies      5,597,200            -              -        -              -           -
                           Non
                      adjustable Ch$      369,759            -              -        -              -           -
                      Argentinean $             -            -              -        -              -           -
------------------------------------------------------------------------------------------------------------------






---------------------------------------------------------
                                OVER 10 YEARS
                        ---------------------------------

ITEM                                      AVG. ANNUAL
                             AMOUNT $    INTEREST RATE
---------------------------------------------------------
 Obligations with bank           -              -

 Obligations with bank           -              -

 Notes payable                   -              -

 Sundry creditors          639,036              -

 Sundry creditors                -              -

 Sundry creditors                -              -

 Notes and accts.
 payable, Related
 Parties                 13,115,00              -

 Notes and accts.
 payable, Related
 Parties                         -              -

 Other Long Term
 Liabilities                     -              -

 Other Long Term
 Liabilities                     -

 Sundry creditors
                                 -              -

 TOTAL LONG TERM
 LIABILITIES

                        13,754,044              -
                                 -              -

                                 -              -

                                 -              -
                                 -              -
---------------------------------------------------------








LONG TERM LIABILITIES, CURRENT PERIOD 12/31/2002

----------------------------------------------------------------------------------------------------------------------
                                                1 - 3 YEARS                3 - 5 YEARS           5 - 10 YEARS
                                    ----------------------------------------------------------------------------------
ITEM                     CURRENCY                    AVG. ANNUAL                AVG. ANNUAL               AVG. ANNUAL
                                         AMOUNT $   INTEREST RATE   AMOUNT $     INTEREST    AMOUNT $   INTEREST RATE
-----------------------------------------------------------------------------------------------------------------------
 Sundry creditors         UF               183,451            -        226,630         -       721,415           -

 Sundry creditors         US$              207,949            -              -         -             -           -

 Sundry creditors         US$              348,093            -         96,377         -             -           -

 Sundry creditors         US$              426,891            -              -         -             -           -

                     Non adjustable
 Notes payable            Ch$                4,360            -              -         -             -           -

 Other Notes and                                                                                                 -
 Accts. Payable
 Related Pty              UF             1,177,452            -      1,359,740         -     2,390,463           -

 Other Long term
 liabilities              US $          1 ,724,664            -      1,724,664         -     1,293,496           -

 Obligations with
 banks                    UF             1,086,329            -      1,147,945         -       749,423           -

 Obligations with
 banks                Argentinean $        164,284            -              -         -             -           -

 Obligations with
 banks                    US$              877,200            -      1,081,258         -     2,703,145           -

 Notes payable       Argentinean $       1,336,220             -             -         -             -           -

 TOTAL LONG TERM
 LIABILITIES
                          UF             2,447,232            -      2,734,315         -     3,861,301           -
                          US$            3,584,797            -      2,902,299         -     3,996,641           -
                     Non adjustable
                          Ch$                4,360            -              -         -             -           -
                     Argentinean $       1,500,504            -              -         -             -           -
-----------------------------------------------------------------------------------------------------------------------





---------------------------------------------------------
                                OVER 10 YEARS
                        ---------------------------------
ITEM                                      AVG. ANNUAL
                             AMOUNT $    INTEREST RATE
---------------------------------------------------------
 Sundry creditors             519,760            -

 Sundry creditors                   -            -

 Sundry creditors                   -            -

 Sundry creditors                   -            -

 Notes payable                      -            -

 Other Notes and
 Accts. Payable                          12,330,73
 Related Pty                        -            1

 Other Long term
 liabilities                        -            -

 Obligations with
 banks                              -            -

 Obligations with
 banks                              -            -

 Obligations with
 banks                        540,634            -

 Notes payable                      -            -

 TOTAL LONG TERM
 LIABILITIES                12,850,49
                                    1            -
                             540,634

                                   -
                                   -             -
---------------------------------------------------------

NOTE 21-      ACCRUED EXPENSES

              As of December 31, 2001 and 2002, the accrued expenses were as follows:

               --------------------------------------------------------------------------------------------------
                                                 ITEMS                                2001            2002
                                                                                     THCH$            THCH$
               --------------------------------------------------------------------------------------------------

                 Vacation Provision                                                    305,744         438,089
                 Provisions container Ct. Acct                                         147,566         151,291
                 Provision for Litigation (see Note 30, e)                             235,252         270,689
                 Others                                                                236,580         488,548
               --------------------------------------------------------------------------------------------------

                 Totals                                                                925,142       1,348,617
               --------------------------------------------------------------------------------------------------


NOTE 22-      WITHHOLDING TAXES PAYABLE

              As of December 31, 2001 and 2002, this account consists of the following:

               ---------------------------------------------------------------------------------------------------
                                               ITEMS                                   2001            2002
                                                                                      THCH$            THCH$
               ---------------------------------------------------------------------------------------------------
                   Healthcare premium and pension  withholding payable                425,346         365,536
                   Withholding taxes payable                                          329,727         231,873
                   Others                                                              13,721          51,135
               ---------------------------------------------------------------------------------------------------

                Totals                                                                768,794         648,544
               ---------------------------------------------------------------------------------------------------

NOTE 23-      DEFERRED TAXES AND INCOME TAX

A)     DEFERRED TAXES

The accumulated deferred taxes, calculated in the form explained in Note 41, (2)
(e), amounts to a net asset value of ThCh$ 7,316,101, as of December 31, 2002 (ThCh$ 1,854,171 net assets as of December 31, 2001), and corresponds to the breakdown included below:

                               --------------------------------------------------------------------------------------
                                        DECEMBER 31, 2001 (IN THCH$ )              DECEMBER 31, 2002 (IN THCH$ )
                               --------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
             ITEM                   DEFERRED TAX         DEFERRED TAX          DEFERRED TAX         DEFERRED TAX
                                       ASSETS             LIABILITIES             ASSETS            LIABILITIES
                               --------------------------------------------------------------------------------------
                                 SHORT      LONG      SHORT      LONG       SHORT       LONG       SHORT     LONG
                                 TERM       TERM      TERM       TERM       TERM        TERM       TERM      TERM
---------------------------------------------------------------------------------------------------------------------
  TEMPORARY DIFFERENCES
  Provision for bad debts           5,614     22,456         -          -     64,734     41,448         -         -
  Provision for vacation           53,650          -         -          -          -          -         -         -
  Assets under lease               28,163    112,653         -          -          -     22,068    14,898         -
  Depreciation of fixed assets          -          -   373,483  1,566,741          -          -   184,071   776,113
  Other events                     25,292      2,348         -          -     45,080          -         -         -
  Tax loss for the period               -  1,903,635         -          -    484,854  7,796,729         -         -
  Profit leaseback diff.            9,990    260,303         -          -    133,637    248,531         -         -
  Anticipated expenses                  -          -   153,163          -          -          -    78,493         -
  Exchange rate difference      2,282,492          -         -          -          -          -         -         -
             OTHERS                 ,,492
  Complementary accounts- net
  of amortization                       -          -         -          -          -          -         -         -
  Valuation provision                   -  ( 759,038 )       -          -  ( 467,405 )        -         -         -
---------------------------------------------------------------------------------------------------------------------

  Totals                        2,405,201  1,542,357   526,646  1,566,741    260,900  8,108,776   277,462   776,113
---------------------------------------------------------------------------------------------------------------------

B)     INCOME TAX

----------------------------------------------------------------------------------------------------------------------
                                  ITEMS                                        2000          2001           2002
                                                                              THCH$          THCH$         THCH$
----------------------------------------------------------------------------------------------------------------------

  Current tax expense (tax provision)                                                 -              -             -
  Tax expense adjustment (previous period)                                            -              -             -
  Effect from assets or liabilities for the deferred tax of the period        1,085,702      2,736,217     5,591,750
  Tax benefit from tax losses                                                         -              -             -
  Effect from amortization of complementary accounts of deferred assets
  and liabilities                                                                     -              -             -
  Effect on assets or liabilities from deferred tax for changes in the
  provision for valuation                                                             -              -             -
  Other changes or credits in the account                                             -              -             -

----------------------------------------------------------------------------------------------------------------------

  Totals                                                                      1,085,702      2,736,217     5,591,750
----------------------------------------------------------------------------------------------------------------------

NOTE 23-      DEFERRED TAXES AND INCOME TAX (CONTINUED)

              C)       RECOVERABLE TAXES

                     As of December 31, 2001 and 2002 they were as follows:

                     ------------------------------------------------------------------------------------------------
                                                  ITEMS                                  2001             2002
                                                                                        THCH$             THCH$
                     ------------------------------------------------------------------------------------------------
                      Fiscal tax credit                                                   986,920        280,030
                      Flour tax credit                                                     60,935         93,354
                      Accumulated value-added taxes                                        74,708        250,224
                      Estimated income tax payments                                         5,342            312
                      Monthly estimated income tax payments carried forward                 7,195         10,888
                      Tax credit for training expenses                                     62,283         54,879
                      Liquor and alcohol tax                                              284,310         91,374
                      Others                                                                1,647          7,489

                     ------------------------------------------------------------------------------------------------
                      Totals                                                            1,483,340        788,550
                     ------------------------------------------------------------------------------------------------


NOTE 24-      OTHER ACCOUNTS PAYABLE, SHORT AND LONG TERM

              As of December 31, 2001 and 2002, this item presents the amounts invested in the acquisition and commissioning of new computer systems and others as per the following breakdown:

              ------------------------------------------------------------------------------------------------------
                                                              SHORT TERM                      LONG TERM
                              ITEMS
                                                  -----------------------------------------------------------------
                                                         2001            2002            2001            2002
                                                        THCH$           THCH$           THCH$           THCH$
              ------------------------------------------------------------------------------------------------------
                Creditors from leasing                     315,879         267,991       2,033,998       1,859,205
                Deposits received                           33,720          41,525               -               -
                Checks drawn and not cashed                754,863          28,016               -               -
                Financing of computer systems              555,914         231,235         185,160         426,891
                Other creditors (insurance,
                freight, customs duties)                 1,396,628         959,420               -         444,470
                Education fund                              73,352               -               -               -
              ------------------------------------------------------------------------------------------------------

                Totals                                   3,130,356       1,528,187       2,219,158       2,730,566
              ------------------------------------------------------------------------------------------------------

NOTE 25-       OTHER LONG TERM LIABILITIES (DEFERRED INCOME)

               It corresponds to the income (rent) received in advance for the ten year lease of the Supermarket facilities in Argentina. The amount to accrue during 2002 is presented under the item income received in advance from current liabilities.

              ------------------------------------------------------------------------------------------------------
                                                                     SHORT TERM                  LONG TERM
                                                             -------------------------------------------------------
                                   ITEM                           2001         2002         2001         2002
                                                                 THCH$         THCH$        THCH$        THCH$
              ------------------------------------------------------------------------------------------------------

                Income received in advance (Hipermarc)            809,320       875,702    5,260,798     4,742,824
              ------------------------------------------------------------------------------------------------------

                Totals                                            809,320       875,702    5,260,798     4,742,824
              ------------------------------------------------------------------------------------------------------



NOTE 26-       MINORITY INTEREST

               This item presents the amount of ThCh$ 79,297 and ThCh$ 84,243 as of December 31, 2002 and 2001 respectively, corresponding to the recognition of the proportion pertaining to the minority shareholders equities of the consolidated affiliates, as per the following breakdown:

              ------------------------------------------------------------------------------------------------------
                                  COMPANY                    PERCENTAGE OF PARTICIPATION          AMOUNT
                                                             -------------------------------------------------------
                                                                  2001         2002         2001          2002
                                                                   %             %          THCH$        THCH$
              ------------------------------------------------------------------------------------------------------
               Administradora de Supermercados S.A.                  0.064        0.064        6,578         6,144
               Transportes Santa Maria S.A.                              2            2        5,153     (     143)
               Comercial Sm Santiago S.A.                                1            1        3,296         2,996
               Unimarc Organizacion y Servicios S.A.                 0.045        0.045       16,084        20,694
               Inmobiliaria y Supermercados S.A.                   0.00004      0.00004           17             9
               Inmobiliaria y Constructora S.A.                      48.92        48.92       53,114        49,594
               Supermercados Hipermac S.A.                         0.00001      0.00001            1             3

              ------------------------------------------------------------------------------------------------------

               Totals                                                                         84,243        79,297
              ------------------------------------------------------------------------------------------------------

NOTE 27-       CHANGES IN SHAREHOLDERS' EQUITY

               The changes in equity for the 2000, 2001 and 2002 periods are the following:

               CHANGE IN OTHER RESERVES

              This corresponds to the change in equity recorded by subsidiary company Unimarc Organizacion y Servicios S.A., in the amount of ThCh$ 1,270,487 , ThCh$ 468,773 (historical figure), as of December 31, 2002 and 2001 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), as per the criteria described in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., on investments made abroad. This difference is shown when comparing different correction methods such as the change in the CPI and the dollar.

               ------------------------------------------------------------------------------------------------------
                                                                       DECEMBER 31, 2000 (IN THCH$)
                                                      ---------------------------------------------------------------
                                ITEMS                   PAID-IN   ADDITIONAL     OTHER     RETAINED     INCOME FOR
                                                        CAPITAL     PAID-IN    RESERVES    EARNINGS     THE PERIOD
                                                                    CAPITAL
               ------------------------------------------------------------------------------------------------------
                 Opening balance                      51,811,196   26,500,905  1,014,552    17,867,647     7,147,053
                 Distribution of income, previous
                 period                                        -            -          -     7,147,053   ( 7,147,053)
                 Final dividend, previous period               -            -          -             -             -
                 Capital increase through issuance of
                 cash shares                                 255            -          -    (       74)            -
                 Capitalization of reserves and/or
                 profits                                       -            -          -             -             -
                 Accumulated deficit, development
                 period                                        -            -          -             -             -
                 Accumulated adjustment, due to
                 difference in conversion                      -            -   (425,735)                          -
                 Revaluation of own capital            2,435,130    1,245,543     47,684     1,113,512             -
                 Income for the period                         -            -          -             -       107,546

                 Provisional dividends                         -            -          -   ( 2,144,113)            -
               ------------------------------------------------------------------------------------------------------
                 Final Balances                       54,246,581   27,746,448    636,501    23,984,025       107,546
               ------------------------------------------------------------------------------------------------------
                 Updated Balances                     55,873,978   28,578,841    655,596    24,703,546       110,772
               ------------------------------------------------------------------------------------------------------

               ------------------------------------------------------------------------------------------------------
                                                                       DECEMBER 31, 2001 (IN THCH$)
                                                      ---------------------------------------------------------------
                                ITEMS                   PAID-IN   ADDITIONAL     OTHER     RETAINED     INCOME FOR
                                                        CAPITAL     PAID-IN    RESERVES    EARNINGS     THE PERIOD
                                                                    CAPITAL
               ------------------------------------------------------------------------------------------------------

                 Opening balance                      52,615,500   26,912,171    617,364    23,262,876       104,313
                 Distribution of income, previous
                 period                                        -            -          -       104,313  (    104,313)
                 Final dividend, previous period               -            -          -             -            -
                 Capital increase through issuance of
                 cash shares                                   -            -          -             -            -
                 Capitalization of reserves and/or
                 profits                                       -            -          -             -            -
                 Accumulated deficit, development
                 period                                        -            -          -             -            -
                 Accumulated adjustment, due to
                 difference in conversion                      -            -    468,773             -            -
                 Price level restatement               1,631,081      834,277     19,138       724,383            -
                 Income for the period                         -            -          -             -  (  2,040,198)

                 Provisional dividends                         -            -          -  (     32,045)           -
               ------------------------------------------------------------------------------------------------------
                 Final Balances                       54,246,581   27,746,448  1,105,275    24,059,527  (  2,040,198)
               ------------------------------------------------------------------------------------------------------
                                                      55,873,978   28,578,841  1,138,433    24,781,313  (  2,101,404)
                 Updated Balances
               ------------------------------------------------------------------------------------------------------

               ------------------------------------------------------------------------------------------------------
                                                                      DECEMBER 31, 2002 (IN THCH$)
                                                    -----------------------------------------------------------------
                               ITEMS                   PAID-IN    ADDITIONAL      OTHER       RETAINED   INCOME FOR
                                                       CAPITAL      PAID-IN     RESERVES      EARNINGS   THE PERIOD
                                                                    CAPITAL
               ------------------------------------------------------------------------------------------------------
                Opening balance                       54,246,581   27,746,448    1,105,275   24,059,527 (   2,040,198)
                Distribution of income, previous
                period                                         -            -            -  ( 2,040,198)    2,040,198
                Final dividend, previous period                -            -            -            -             -
                Capital increase through issuance
                of cash shares                                 -            -            -            -             -
                Capitalization of reserves and/or
                profits                                        -            -            -            -             -
                Accumulated deficit, development
                period                                         -            -            -            -             -
                Accumulated adjustment, due to
                difference in conversion                       -            -    1,270,487            -             -
                Price level restatement                1,627,397      832,394       33,158      657,342             -
                Income for the period                          -            -            -            -  (  1,599,808)

                Provisional dividends                          -            -            -  (   115,648)            -
               ------------------------------------------------------------------------------------------------------

                Final Balances                        55,873,978   28,578,842    2,408,920   22,561,023  (1,599,808)
               ------------------------------------------------------------------------------------------------------


               NUMBER OF SHARES

               --------------------------------------------------------------------------------------------------------
                       SERIES        NUMBER OF SHARES SUBSCRIBED   NUMBER OF SHARES     PAID NUMBER OF SHARES WITH A
                                                                                           RIGHT TO VOTE
               --------------------------------------------------------------------------------------------------------

                        Single             1,261,849,619            1,261,849,619          1,261,849,619
               --------------------------------------------------------------------------------------------------------

               CAPITAL ( AMOUNT - IN THCH$ )

               --------------------------------------------------------------------------------------------------------
                       SERIES                    SUBSCRIBED CAPITAL                     PAID-IN CAPITAL
               --------------------------------------------------------------------------------------------------------

                       Single                        55,873,978                           55,873,978
               --------------------------------------------------------------------------------------------------------



NOTE 28-       DIVIDEND DISTRIBUTIONS

               a) The Ordinary Shareholders' Meeting held in April 2002, agreed to distribute a final dividend of ThCh$ 115,648 (historical amount), equivalent to Ch.$ 0.09164991 per share. This dividend was paid in May 2002.

               b) At the Ordinary Shareholders' Meeting held in April 2001, shareholders agreed to distribute a final dividend of ThCh$ 31,294 (historical amount), equivalent to CH$ 0,0247998 per share. This dividend was paid in May 2001.

NOTE 29-       BALANCES AND TRANSACTIONS WITH RELATED PARTIES

               This item presents balances, transactions and effects on income with related parties under the following conditions:

               1) The balances reflected in the short term are collected or paid in cash as appropriate.

               2) Current accounts between related companies do not generate interest charges or payments, and they do not contain any clauses dealing with indexation.

               3) Current balances whether receivable or payable with related companies that are not consolidated, are maintained in UF, as the means for adjustment.

               4) The balances reflected over the long term maintain their maturity by the second half of 2008 in accounts receivable and accounts payable. In related leases the maturity is in year 2025.

               The breakdown per amount is the following:

               ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

               -----------------------------------------------------------------------------------------------------
                 TAXPAYER                   COMPANY                      SHORT TERM               LONG TERM
                  NUMBER
               -----------------------------------------------------------------------------------------------------
                                                                          2001         2002       2001         2002
                                                                          THCH$        THCH$      THCH$        THCH$
               -----------------------------------------------------------------------------------------------------
               88,541,600-4   Inversiones Errazuriz Ltda.               8,829,464    3,403,287         -          -
               94,510,000-1   Renta Nacional Cia. Seg. Generales S.A.       4,316            -         -          -
               96,621,750-2   Multideal                                         -          257         -          -
               96,923,970-1   Corp. De Inv. Y Des. Financ. Cidef S.A.           -       28,292         -          -
               -----------------------------------------------------------------------------------------------------

                            ----------------------------------------------------------------------------------------
                              Totals                                    8,833,780    3,431,836         -          -
                            ----------------------------------------------------------------------------------------

              ACCOUNTS PAYABLE TO RELATED COMPANIES AND ACCOUNTS PAYABLE AND LEASE OBLIGATIONS TO RELATED
              COMPANIES

               -------------------------------------------------------------------------------------------------------
                                                                 SHORT TERM               LONG TERM

                 TAXPAYE                                         -----------------------------------------------------
                  NUMBER                   COMPANY                        2001         2002         2001        2002
                                                                          THCH$        THCH$       THCH$        THCH$
               -------------------------------------------------------------------------------------------------------
               88,541,600-4   Inversiones Errazuriz S.A. (1)                    -           -    338,842           -
               96,704,480-6   Automotriz Proton S.A.                       40,540           -          -           -
               94,510,000-1   Rta. Nac. Cia. Seg. Grles S.A                     -       6,334          -           -
               94,716,000-1   Renta.Nacional.Cia. Seg.de Vida S.A.         59,291     397,565 17,575,520  17,258,386
               96,621,750-2   Unitrade Interamericana S.A.                113,482      35,080          -           -
               96,621,750-2   Cidef Argentina S.A.                      1,636,740         848          -           -
               96,621,750-2   Puerta Grande                                 2,698      54,945          -           -
               88,163,300-0   Inversiones Culenar                          30,409     593,860          -           -
               79,809,460-2   Inmobiliaria y Constructora
                              Nacional S.A.                               556,200     425,855          -           -
               96,621,750-2   Capillitas                                        -         911          -           -
               96,621,750-2   Tauro                                             -     723,218          -           -
               -------------------------------------------------------------------------------------------------------

                            ------------------------------------------------------------------------------------------
                              Totals                                    2,439,360   2,238,616 17,914,362   17,258,386
                            ------------------------------------------------------------------------------------------

               (1) On October 29, 2002 Inversiones Errazuriz Ltda. forgave the debt of Supermercados Unimarc S.A. amounting to ThCh $1,877,558. This debt forgiveness is presented as other non operating income in the statement of operation (to see Note
                    31).

TRANSACTIONS

                                                                                        ----------------------------------
                                                                                                          2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                EFFECT ON
                                                                                                                  NCOME
                                                  NATURE OF THE      DESCRIPTION OF THE          AMOUNT          (CHARGE/
        COMPANY                       TAXPAYER    RELATIONSHIP         TRANSACTION                THCH$          CREDIT)
                                      NUMBER                                                                      THCH$
--------------------------------------------------------------------------------------------------------------------------
  Inversiones Errazuriz Ltda.       88,541,600-4   Shareholder      Ct. Acct. receivable c/p   21,255,350        384,854
  Soc. de Inv. Financieras Ltda.    79,902,880-2   Common Mgmt.     Ct. Acct. receivable c/p   51,268,817              -
  Inconac S.A.                      79,809,460-2   Common Mgmt.     Ct. Acct. receivable c/p       44,645            270
  Gafonac Ltda.                     78,776,710-9   Common Mgmt.     Ct. Acct. receivable c/p      469,738              -
  Salmones y Pesquera Nacional S.A. 96,850,700-1   Common Mgmt.     Ct. Acct. receivable c/p       27,755            267
  Cominor Ing. y Proyecto S.A.      79,798,670-4   Common Mgmt.     Ct. Acct. receivable c/p       15,130              -
  Ing. y Computacion Incom S.A.     86,344,500-0   Common Mgmt.     Debtors from sales                  -              -
  Gafonac Ltda.                     78,776,710-9   Common Mgmt.     Debtors from sales                  -              -
  Corp. de Inv. Des. Financ. Cidef
  S.A.                              96,923,970-1   Common Mgmt.     Debtors from sales                  -              -
  Com. Cidef S.A.                   96,622,770-2   Common Mgmt.     Debtors from sales                  -              -
  Com. Cidef S.A                    96,622,770-2   Common Mgmt.     Ct. Acct. receivable c/p    2,272,364         51,263
  Gafonac S.A.                      96,591,240-1   Common Mgmt.     Ct. Acct. payable c/p         879,910          3,046
  Gafonac S.A.                      96,591,240-1   Common Mgmt.     Ct. Acct. receivable c/p      307,963              -
  Gafonac S.A.                      96,591,240-1   Common Mgmt.     Debtors from sales            530,717        449,761
  Gafonac Ltda.                     78,776,710-9   Common Mgmt.     Ct. Acct. payable c/p       1,163,463          8,006
  Inversiones Errazuriz Ltda.       88,541,600-4   Shareholder      Ct. Acct. payable c/p      31,091,046              -
  Soc. de Inv. Financieras Ltda.    79,902,880-8   Common Mgmt.     Ct. Acct. payable c/p      52,368,975              -
  Rta. Nac. Cia. de Seg. Vida S.A.  94,716,000-1   Shareholder      Ct. Acct. payable c/p           7,816              -
  Comercial Quipac S.A.             86,306,300-0   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Corp. De Inv. y Des. Finac.
  Cidef S.A.                        96,923,970-1   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Com. Cidef S.A.                   96,622,770-2   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Inmb.  y  Const. Nacional S.A.    79,809,460-2   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Cidef Argentina S.A.              96,621,750-2   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Factoring Contado                 96,751,300-8   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Unitrade de Interamericana S.A.   96,621,750-2   Common Mgmt.     Ct. Acct. payable c/p               -              -
  Fruticola Nacional S.A.           79,804,350-1   Common Mgmt.     Ct. Acct. payable c/p          82,160              -
  Gafonac Ltda.                     78,776,710-9   Common Mgmt.     Invoices payable            2,726,855      2,310,894
  Mercantil Cidef  S.A.             96,680,010-0   Common Mgmt.     Invoices payable               41,235         34,945
  Corp. De Inv. Y Des. Financiero   96,923,970-1   Common Mgmt.     Ct. Acct. receivable c/p           -               -
  Fruticola Nacional S.A.           79,804,350-1   Common Mgmt.     Debtors from sales            19,497          16,523
  Comercial Maule S.A.              79,780,600-5   Common Mgmt.     Invoices payable                    -              -
  Soc. Cont. Cosayach 1 Reg.        96,630,310-7   Common Mgmt.     Invoices payable                    -              -
  Corp. De Inv. y Des. Finac.
  Cidef S.A.                        96,923,970-1   Common Mgmt.     Invoices payable                    -              -
  Rta Nacional Seguros Vida S.A.    94,716,000-1   Common Mgmt.     Ct. Acct. receivable                -              -
  Ing y computac.incom. S.A.        86,344,500-0   Common Mgmt.     Ct. Acct. receivable c/p       22,996              -
  Agricola Paredones S.A.           96,630,320-4   Common Mgmt.     Ct. Acct. receivable c/p            -              -
  Salmones y Pesqueras Nacional S.A.96,850,700-1   Common Mgmt.     Invoices payable                    -              -
  Salmones y Pesqueras Nacional S.A.96,850,700-1   Common Mgmt.     Debtors from sales             30,259         25,644
  Inversiones Culenar S.A.          88,163,300-0   Common Mgmt.     Ct. Acct. receivable c/p           -               -
  Mercantil Cidef S.A.              96,680,010-0   Common Mgmt.     Ct. Acct. receivable c/p           -               -
--------------------------------------------------------------------------------------------------------------------------






                                        -----------------------------------------------------
                                                  2001                      2002
---------------------------------------------------------------------------------------------
                                                         EFFECT ON               EFFECT ON
                                             AMOUNT       INCOME     AMOUNT       INCOME
                                             THCH$       (CHARGE/    THCH$        (CHARGE/
        COMPANY                                           CREDIT)                  CREDIT)
                                                           THCH$                   THCH$
---------------------------------------------------------------------------------------------
  Inversiones Errazuriz Ltda.             9,217,614      176,538   9,785,188            -
  Soc. de Inv. Financieras Ltda.         50,945,946            -   7,335,606            -
  Inconac S.A.                              113,184          469     603,645           32
  Gafonac Ltda.                           1,738,560            -   1,319,069            -
  Salmones y Pesquera Nacional S.A.         850,590            8       6,589            -
  Cominor Ing. y Proyecto S.A.              723,184        2,184           -            -
  Ing. y Computacion Incom S.A.               3,890        3,296         159          135
  Gafonac Ltda.                             469,476      389,132     661,882      560,917
  Corp. de Inv. Des. Financ. Cidef
  S.A.                                      858,455      727,504     872,047      739,023
  Com. Cidef S.A.                            97,680       82,780     177,840      150,712
  Com. Cidef S.A                                  -            -           -            -
  Gafonac S.A.                               77,398            - 278,331,883            -
  Gafonac S.A.                                    -            -           -            -
  Gafonac S.A.                                    -            -           -            -
  Gafonac Ltda.                             661,913            -   1,084,997            -
  Inversiones Errazuriz Ltda.             3,593,444            -   4,911,364       40,104
  Soc. de Inv. Financieras Ltda.         51,583,349       15,705  11,751,747            -
  Rta. Nac. Cia. de Seg. Vida S.A.          431,940            -     416,794            -
  Comercial Quipac S.A.                     291,635            -           -            -
  Corp. De Inv. y Des. Finac.
  Cidef S.A.                                107,111           -       522,889           -
  Com. Cidef S.A.                            35,312        1,039      34,283            -
  Inmb.  y  Const. Nacional S.A.            587,100       84,786     775,808            -
  Cidef Argentina S.A.                    1,636,739            -           -            -
  Factoring Contado                         332,050            -           -            -
  Unitrade de Interamericana S.A.           113,482            -           -            -
  Fruticola Nacional S.A.                   393,473            -     208,334            -
  Gafonac Ltda.                             895,891      759,230     109,930       93,161
  Mercantil Cidef  S.A.                     682,120      578,068      68,266       57,853
  Corp. De Inv. Y Des. Financiero         3,616,828            -   2,451,279            -
  Fruticola Nacional S.A.                   104,329       88,415     481,733      408,248
  Comercial Maule S.A.                      111,784       94,733           -            -
  Soc. Cont. Cosayach 1 Reg.                 77,555       65,725      75,876       64,302
  Corp. De Inv. y Des. Finac.
  Cidef S.A.                                698,178      591,676     614,791      521,009
  Rta Nacional Seguros Vida S.A.            372,385       11,872           -            -
  Ing y computac.incom. S.A.                 28,846       3,700        3,203            -
  Agricola Paredones S.A.                 1,011,666     989,916            -            -
  Salmones y Pesqueras Nacional S.A.      1,697,598    1,438,643     131,595      111,521
  Salmones y Pesqueras Nacional S.A.      1,706,489    1,446,177      18,389       15,584
  Inversiones Culenar S.A.                        -            -       7,040            -
  Mercantil Cidef S.A.                            -            -      38,651            -
----------------------------------------------------------------------------------------------

                                                                                        ----------------------------------
                                                                                                          2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                EFFECT ON
                                                                                                                  NCOME
                                                  NATURE OF THE      DESCRIPTION OF THE          AMOUNT          (CHARGE/
        COMPANY                       TAXPAYER    RELATIONSHIP         TRANSACTION                THCH$          CREDIT)
                                      NUMBER                                                                      THCH$
--------------------------------------------------------------------------------------------------------------------------
 Vinedos Errazuriz Ovalle S.A.     96,822,650-9   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Servicios y Tecnologias S.A.      96,894,000-7   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Salmones de Chile S.A.            96,914,410-7   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Industrial y Forestal Nacional
 S.A.                              96,524,230-9   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Gafonac S.A.                      96,591,240-1   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Cidef Comercial                   79,780,600-5   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 UMS                               96,509,820-8   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Emp.Nacional de Pesca             96,540,500-3   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Minera Copiapo                    96,623,750-3   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Alimentos Nacionales S.A.         96,587,510-7   Common Mgmt.     Debtors from sales                 -            -
 Pesquera Bahia Coronel S.A.       96,657,460-7   Common Mgmt.     Ct. Acct. receivable c/p           -            -
 Agricola Pichilemu Ltda.          78,776,810-5   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Inversiones Culenar               88,163,300-0   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Salmones y Pesquera Nacional S.A. 96,850,700-1   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Impresos Loma Blanca S.A.         96,574,110-0   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Scm.cia.de salitre y Yodo 1 region96,630,310-7   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Pesquera Bahia Coronel            96,657,460-7   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Mercantil Cidef S.A.              96,680,010-0   Common Mgmt      Ct. Acct. payable c/p              -              -
 Salmones de Chile S.A.            96,914,410-7   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Soc.agricola la Cruces S.A.       78,791,770-4   Common Mgmt      Ct. Acct. payable c/p              -              -
 Esparragos Valdivia               79,838,780-4   Common Mgmt.     Ct. Acct. payable c/p              -              -
 UMS                               96,509,820-8   Common Mgmt.     Ct. Acct. payable c/p              -              -
 Agricola Pichilemu Ltda.          78,776,810-5   Common Mgmt.     Invoices payable                   -              -
 Inmobiliaria Constructora
 Nacional Ltda.                    79,809,460-2   Common Mgmt      Invoices payable                   -              -
 Impresos Loma Blanca S.A.         96,574,110-0   Common Mgmt.     Invoices payable                   -              -
 UMS                               96,509,820-8   Common Mgmt.     Invoices payable                   -              -
 Pesquera Bahia Coronel            96,657,460-7   Common Mgmt.     Invoices payable                   -              -
----------------------------------------------------------------------------------------------------------------------------






                                        -----------------------------------------------------
                                                  2001                      2002
---------------------------------------------------------------------------------------------
                                                  EFFECT ON                     EFFECT ON
                                      AMOUNT       INCOME       AMOUNT           INCOME
                                      THCH$       (CHARGE/       THCH$          (CHARGE/
        COMPANY                                   CREDIT)                       CREDIT)
                                                   THCH$                         THCH$
---------------------------------------------------------------------------------------------
 Vinedos Errazuriz Ovalle S.A.             -             -      226,262             -
 Servicios y Tecnologias S.A.              -             -        3,267             -
 Salmones de Chile S.A.                    -             -      249,226             -
 Industrial y Forestal Nacional
 S.A.                                      -             -      305,424             -
 Gafonac S.A.                              -             -       48,488             -
 Cidef Comercial                           -             -    1,503,124             -
 UMS                                       -             -    4,162,820             -
 Emp.Nacional de Pesca                     -             -       11,762             -
 Minera Copiapo                            -             -    4,663,117             -
 Alimentos Nacionales S.A.                 -             -       49,889        42,279
 Pesquera Bahia Coronel S.A.               -                    131,651             -
 Agricola Pichilemu Ltda.                  -             -      236,364             -
 Inversiones Culenar                       -             -    2,060,271             -
 Salmones y Pesquera Nacional S.A.         -             -      565,631             -
 Impresos Loma Blanca S.A.                 -             -      325,129             -
 Scm.cia.de salitre y Yodo 1 region        -             -       75,296             -
 Pesquera Bahia Coronel                    -             -       78,000             -
 Mercantil Cidef S.A.                      -             -      264,940             -
 Salmones de Chile S.A.                    -             -      189,485             -
 Soc.agricola la Cruces S.A.               -             -      177,033             -
 Esparragos Valdivia                       -             -      145,717             -
 UMS                                       -             -    4,977,013             -
 Agricola Pichilemu Ltda.                  -             -       66,487        56,345
 Inmobiliaria Constructora
 Nacional Ltda.                            -             -      512,138       434,015
 Impresos Loma Blanca S.A.                 -             -       76,362        64,713
 UMS                                       -             -      713,192       604,400
 Pesquera Bahia Coronel                    -             -       43,832        37,146
--------------------------------------------------------------------------------------

NOTE 30-      COMMITMENTS AND CONTINGENCIES

A)       DIRECT COMMITMENTS

                     A.1    BBVA BANCO BHIF


                             On January 18, 2001, the Twenty Seventh Civil Court of Santiago granted the right to attach the property called Supermercado Manquehue due to Unimarc's failure to pay in year 2000 and 2001, as per a lawsuit filed by Banco Bhif, whereby sought the refund of the amount of Ch$ 256 million as of December 31, 2002. On March 19, 2003, the company paid the outstanding capital balance in the amount of Ch$ 203 million. On September 8, 2003, the amount of Ch$40.182 million, corresponding to a portion of accrued interest was paid. Finally, on November 7, 2003, the amounted of Ch$20.808 million, corresponding to the total outstanding interest was paid. At the date, the lien currently affecting Supermercado Manquehue was released.


                             Additionally, at present there are various court cases between us, our affiliates, and Banco Bhif, in connection with the purchase of former Banco Nacional, which occurred in year 1989, at that time being owned by our affiliates. We seek to attain through several arbitrating and legal court cases filed against Banco Bhif in Chile, indemnities that would enable us to discharge our debt with said bank by way of recovering the balance of the price of the shares in Banco Nacional which in our opinion we ceased to receive from Banco Bhif. In these proceedings, we have claimed that the purchase price of the shares in Banco Nacional should have been restated after the consummation of the purchase transaction of the shares, as it had been established in the share purchase contract, because Banco Bhif received repayment of loans from its clients subject to the conditions existing at the time of the share purchase transaction was carried out.


                             The various cases between us, our affiliates, and Banco Bhif, in connection with the purchase of former Banco Nacional is discussed below:


                             (i) Claims being heard at an Arbitrating Venue

                             At present there are 27 claims - Arbitration
                             Folders; each one bears the name Folder N(degree) 01 though 27, plus one called Book and another one called Principal. The 27 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, and other defaults on the part of Banco Bhif, in connection to the sale under contract of purchase of shared dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called "Book" originates in the publication, editing and distribution by executives and directors of Banco BBVA Banco Bhif of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnities are sought for the damages caused by said publication.

                             (ii) The status or stage of the process in connection with each folder is the following:

                             Folder N 1, sentence awarded.
                             Folder N 2, sentence awarded.
                             Folder N 3, sentence awarded.
                             Folder N 4, sentence awarded.
                             Folder N 5, sentence awarded.
                             Folder N 6, sentence awarded.
                             Folder N 7, sentence awarded in the company's favor.
                             Folder N 8, awaiting the award of the final sentence.
                             Folder N 9, sentence awarded.
                             Folder N 10, sentence awarded.
                             Folder N 11, currently in the stage of evidence analysis.
                             Folder N 12, sentence awarded.
                             Folder N 13, currently in the submittal of evidence stage.
                             Folder N 14, currently in the submittal of evidence stage.
                             Folder N 15, currently in the submittal of evidence stage.
                             Folder N 16, awaiting the hearing to award the sentence.
                             Folder N 17, sentence awarded.
                             Folder N 18, currently in the submittal of evidence stage.
                             Folder N 19, currently in the submittal of evidence stage.
                             Folder N 20, currently in the submittal of evidence stage.
                             Folder N 21, currently in the submittal of evidence stage.
                             Folder N 22, currently in the stage of discussion. Folder N 23, currently in the stage of discussion. Folder N 24, currently in the stage of discussion. Folder N 25, currently in the stage of discussion. Folder N 26, currently in the stage of discussion. Folder N 27, currently in the stage of discussion.

                             Book Folder, is awaiting the evidence stage.

                             Principal Folder, it is a pre-judicial measure, under regular proceedings.

                             (iii) In connection with the amounts involved.


                             The lawsuits filed before the Arbitrating Judges, add up to a total amount of UF 1,240,250, plus adjustments and interest that would be due the Company if the Arbitrating Judges rule in the Company's favor.

                     A.2    BANCO SCOTIABANK SUDAMERICANO

                            Loan due Banco Scotiabank Sud Americano amounted to ThCh$ 133,690 at December 31, 2002.This loan is collateralized by building and contents of Supermercado Vina San Martin valued at ThCh$ 503,801.

                     A.3    CORP BANCA

                            Loan due Banco Corp Banca amounted to ThCh$
                            3,366,930 at December 31, 2002.This loan is collateralized by buildings and contents of Supermercados Maipu I, Maipu II and Manuel Montt, valued at ThCh$ 1,654,170, ThCh$ 2,737,984 and ThCh$ 1,187,211 respectively.

                     A.4    BANCO DEL DESARROLLO

                            As of December 31, 2002, the affiliated company Inmobiliaria de Supermercados S.A., has mortgaged two pieces of real estate called Concepcion and Cordillera, in order to guarantee loan due Banco del Desarrollo currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said real state is ThCh$ 2,474,247 and ThCh$ 3,386,887 , respectively, and the debt's value as of December 31, 2002 amounts to ThCh$ 632,797.

                     A.5    BANKBOSTON

                            As of the closing date of these financial statements, the loan of US$ 22,526,664 is currently in force and up-to-date in the payment of interest.

                            In March 2002, BankBoston extended the maturity date of this loan to May 31, 2002. After that, the Company negotiated with BankBoston several additional extension of the maturity of the loan because the Company was unable to complete its repayment on May 31, 2002. Thus on May 6, 2003 the Company entered into a further amendment of the underlying credit agreement to restructure the payment terms of the loan. The effectiveness of this amendment is subject to certain conditions, which the Company had to satisfy no later than August 4, 2003. The Company was able to comply with certain of these conditions by this deadline, and the payment term of the loan was extended through August 18, 2003. By this date, the Company was able to fully satisfy these conditions. As a result, the payment of the loans was restructured as follows: (1) principal will be paid in eighteen installments, payable in quarterly from August of 2003 until November of 2007; and (2) interest will paid in same quarterly at the rate of 4.04% on the outstanding principal balance of the loan.

                            In connection with this debt, on December 29, 1998 the company furnished as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

                     A.6    KREDITANSTALT FUR WIEDERAUBAU

                             On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover, via an executory process, a portion of our loan in the aggregate principal amount of US$2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as the Company deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, the Company appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. The Company also filed a criminal lawsuit against Banco Kreditanstalt in criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

                             On October 23, 2002, The Company entered into an agreement and waiver of legal action whereby the Company agreed to terminate all our legal proceedings against Banco Kreditanstalt in Chile, including our appeal before the Appellate Court of Santiago and our criminal proceedings in Santiago. The Company filed this agreement and waiver with the Seventh Civil Court of Santiago, which was approved by the judge for such court in November 2002. As a result, such judge ordered the termination of all our legal proceedings in the civil and criminal proceedings.

                             Pursuant to the above agreement and waiver, the Company entered into two rescheduling agreements, in the aggregate principal amount of US$5.3 million and US$1.8 million, respectively, that restructure the payment of the loans to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annually installments, payables on March and September from 2004 until 2013; and (2) interest will be paid semi-annually at the rate of Libor plus 1.05% and Libor plus 2.5%, respectively. The loans are collateralized by a portion of the assets the Company acquired with the proceeds of these loans. These assets consist of materials used in the construction and remodeling of our stores. As of December 31, 2002 the book value of the pledged assets was US$5.4 million.

              B) GUARANTIES RECEIVED FROM THIRD PARTIES

                     B.1    BANCO DO BRASIL

                             In order to guarantee the loan granted by Banco Do Brasil, the related companies Inverraz Ltda., Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region, Pesquera Bahia Inglesa S.A. and Fruticola Viluco Ltda., have mortgaged assets owned by them. The value of said debt, as of December 31, 2002, amounts to ThCh$ 2,244,256. The property recorded as collateral is: Land in Zapallar; P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma; and 58 Parcels in Fundo Viluco.

                     B.2    BBVA BANCO BHIF

                            Complementing the guarantee granted by the associated company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA Banco BHIF, a group of pick up trucks as collateral for the debt kept by Supermercados Unimarc S.A. with said entity.

              C) INDIRECT COMMITMENTS

                     C.1 A personal guaranty granted by the Company in favor of Inversiones Errazuriz Ltda., for up to US$13,688,889 to guarantee its obligations with the State Street Bank and Trust Company.

                             Likewise, a personal guarantee is lodged on a joint basis with others related companies, guarantors of these same obligations, applicable in case of shortage or unenforceability of the guarantee in connection with one or more guarantors over obligations attributable to that or those missing guarantors whereby Supermercados Unimarc S.A., guarantees up to US$25,230,328. If, however, a particular guarantor is unable to pay its guaranteed portion of the unsecured loans, then State Street may seek to collect such portion from the other guarantors, on a pro rata basis, in the specified limited circumstances set forth in the transaction documents.

                             On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal actions in the United States of America in connection with these two obligations. Inverraz Ltda.'s lawyers inform that there are pending appeals to the resolutions ruled by the Judge hearing the case in the United States, which are currently under study. As of the filing date of this report, the lawyers responsible for this case have informed Inversiones Errazuriz Ltda. that they appealed the adverse determinations to the United States Court of Appeals for the Second Circuit (the "Consolidated Appeal"). It is anticipated that oral argument will be scheduled at some point from late November 2003.

                             On June 15, 2004, a panel of the U.S. Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a petition for rehearing by the full U.S. Court of Appeals for the Second Circuit. On September 1, 2004, the Second Circuit denied the petition for rehearing. On November 30, 2004, the Chilean Defendants filed a timely petition for a writ of certiorari with the U.S. Supreme Court seeking permission to appeal from the Second Circuit's denial of their motion to vacate the default judgment. On February 22, 2005, the U.S. Supreme Court denied the Chilean Defendants' petition for a writ of certiorari. Pursuant to the conclusion of the appellate proceedings within the U.S. federal court system, settlement discussions thereafter resumed between the Chilean Defendants and State Street. However, those settlement discussions did not result in a mutually acceptable resolution of the matter. State Street subsequently commenced a legal proceeding before the Chilean Supreme Court seeking permission to recognize the federal court's default judgment as the equivalent of an enforceable Chilean judgment, which proceeding we refer to as the "Recognition Application". The Chilean Defendants are opposing the Recognition Application on all available legal grounds. Chilean counsel for the Chilean Defendants believes that the Chilean Defendants will prevail in defeating the Recognition Application.

                             On September 8, 2003, we filed a lawsuit against State Street before the 27th Civil Tribunal of Santiago, Chile, seeking a ruling to the effect that: (1) the provisions of the 1994 and 1996 credit agreements contemplating the submission of any disputes between the parties to these agreements to New York laws are invalid because, under Chilean laws, such disputes may only be submitted for resolution by Chilean courts as the underlying promissory notes were issued in Chile and in compliance with Chilean issuance requirements, and all assets subject to restrictive covenants under the agreements are located in Chile; (2) under Chilean laws, the original obligations underlying the agreements were novated upon, and by, the issuance of separate notes evidencing the payment obligations arising out of such agreements; (3) the payment obligations contained in the promissory notes prescribed because the holders of such notes did not bring any claims before Chilean courts to obtain their repayment within one year of their maturity, as required by Chilean laws; and (4) State Street is not a lender under the promissory notes because after their issuance, State Street transferred such notes to other persons. In addition, State Street filed a petition before the 27th Civil Tribunal to have all proceedings before Chilean courts terminated due to a lack of jurisdiction of Chilean courts to decide any disputes arising out of the credit agreements. The Court of Appeals of Santiago had not issued any answer to such petition at the time of this filing.

                     C.2 On December 31, 1998, the company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santiago, which at December 31, 2002 amount to ThCh$ 6,444,908, the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A..

NOTE 30- COMMITMENTS AND CONTINGENCIES (CONTINUED)


                     C.3 On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca in the amount of ThCh$ 3,420,177.

                     C.4 On December 22, 1983, the company became guarantor of Holandaus NV for debts kept by same with BBVA Banco BHIF. The collateralized asset is Supermercado Manquehue, the value of which is ThCh$ 2,877,879 as of December 31, 2002. The current debt with Holandaus NV as at that date amounts to ThCh$ 288,487.


              D)     OTHER COMMITMENTS

                     D.1 In a Board Meeting dated December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have committed or may commit in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 362,766 (Argentinean pesos).

                     D.2 On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with Nai International II, Inc (sucursal Argentina), and Nai International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to $ARG 7,300,270 (Argentinean pesos), payable during the term of the 12 year concession. The loan shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of the loan. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, from the grand opening until July, 2012.


                     D.3 On July 10, 2000, the affiliate company Supermercados Hipermarc S.A. entered into a loan agreement with Banco Societe Generale S.A. for an amount of US$ 753,060.77 as of December 31, 2002, payable at 5 years. The collateral granted to said institution corresponds to the following real estates: Avda. Rivadavia N(degree)5751/5/63, Avda. Rivadavia N(degree)5765/67/69, Yerbal
                             N(degree)1144/46, Yerbal N(degree)1160/62 and Avda. General Roca N(degree)555/57, Vicente Lopez, Province of Buenos Aires. This debt is currently being renegotiated with bank Societe Generale S.A., and Supermercados Hipermarc S.A. has offered to pay the debt through the transfer to the bank of a part of the collateral.

                             Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned.

                     D.4     EXPORT IMPORT BANK

                             In August, 1998, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. of US$ 808,997. This financing had credit insurance granted by the Export Import Bank (Eximbank) of the United States of America, which was exercised by the State Street Bank as said bank could not accept our requests to restructure the debt. For this reason, Eximbank paid the debt to the State Street Bank. Supermercados Unimarc S.A. has successfully restructured said loan, through an agreement approved on August 1, 2002 with Eximbank, confirming said payment plan.

                             As of December 31, 2002, the outstanding balance, including principal and interest, amounts to Ch$ 233 million.

                     D.5     BANCO SANTIAGO AND CORP BANCA

                             We have mortgaged (1) our supermarket Providencia, located in the Metropolitan Region, and (2) a group of real estates located in Concepcion to secure the refund of the loans granted by Banco Santiago and by CorpBanca to Inmobiliaria y Constructora Nacional S.A., with an outstanding balance as of December 31, 2002, including both capital and interest, of Ch$6,444,908 million and Ch$3,420,177 million, respectively.

                     D.6 On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the affiliates company Inmobiliaria de Supermercados S.A., pledged as collateral real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to provide a guarantee on behalf of Inmobiliaria y Constructora Nacional S.A., for the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

                     D.7 On June 25, 2002 the affiliated company Interagro Comercio y Ganado S.A. (a related party), pledged as collateral certain land, building and equipment to guarantee all debt owed by Inversiones Culenar S.A.. The amount owed at December 31, 2002 amounted to MCh$ 2,044,916.

               E)  LABOR COURT CASES

                   The parent company and its affiliates have several labor litigation cases with former workers, in which provisions in the amount of ThCh$ 270,689, were made, which covers all disbursements which in the opinion of the legal counsel of the companies, involve the maximum risk to the companies.

              F)   DIRECT GUARANTEES

                ---------------------------------------------------------------------------------------------------------
                                                                                              BALANCES WITH PENDING
                                                                                                PAYMENT AS OF THE
                                                                                               CLOSING DATE OF THE
                 CREDITOR              DEBTOR            TYPE OF        ASSETS INVOLVED             STATEMENTS
                           ---------------------------  GUARANTEE  ------------------------------------------------------
                                 NAME     RELATIONSHIP               TYPE       ACCOUNTING   31-12-2001  31-12-2002
                                                                     THCH$         VALUE       THCH$        THCH$
                                                                                   THCH$
               ----------------------------------------------------------------------------------------------------------

                Corp Banca  Sm. Unimarc S.A.  No        Mortgage    Real estate  2,727,984   3,799,129    3,366,930

                Bhif        Sm. Unimarc S.A.  No        Mortgage    Real estate  2,846,847     208,974      256,358

               Scotiaban    Sm. Unimarc S.A.  No        Mortgage    Real estate    499,803     171,399      133,691

               Santiago     Sm. Unimarc S.A.  No        Mortgage    Real estate 10,792,725   1,157,566    1,116,656

               ---------------------------------------------------------------------------------------------------------

NOTE 31-      INCOME OTHER THAN OPERATING

              The breakdown in this item as of December 31, 2000, 2001 and 2002, is structured as follows:

              A) OTHER NON-OPERATING INCOME

              ------------------------------------------------------------------------------------------------
                                     ITEMS                             2000          2001          2002
                                                                      THCH$         THCH$          THCH$
              -------------------------------------------------------------------------------------------------
                Income Hipermarc                                             -        398,695        145,248
                Lease of stores                                         11,167              -          7,135
                Cashier register overage                                38,739         32,860         28,831
                Profit from sale of other assets                     2,786,073         11,201        263,127
                Other non-operating income                              96,502         60,100         53,866
                Other investments                                       97,561              -              -
                Restructuring of Inverraz Ltda.(parent)debt                  -              -      1,877,558

              ------------------------------------------------------------------------------------------------
                Totals                                               3,030,042        502,856      2,375,765
              ------------------------------------------------------------------------------------------------


NOTE 32-      EXPENSES OTHER THAN OPERATING

              The breakdown in this item as of December 31, 2000, 2001 and 2002, is structured as follows:

              OTHER NON-OPERATING EXPENSES

              ------------------------------------------------------------------------------------------------
                                     ITEMS                             2000          2001          2002
                                                                      THCH$         THCH$          THCH$
              ------------------------------------------------------------------------------------------------
               Fines and penalties                                     103,918        116,263         28,730
               Shortage in reconciliations                                   -         25,523          9,353
               Loss in the sale of fixed assets                         18,685          6,968      1,032,339
               Other non-operating expenses                            368,703        241,374          4,653
               Exchange Differences                                          -          6,016          7,367

              ------------------------------------------------------------------------------------------------
                 Totals                                                491,306        396,144      1,082,442
              ------------------------------------------------------------------------------------------------





NOTE 33-      RESEARCH AND DEVELOPMENT EXPENSES

              The Company did not incur any research and development expenses during the years ended December 31, 2000, 2001, 2002.


NOTE 34-      DIRECTORS REMUNERATION

              Pursuant to the agreement established during the shareholders Ordinary Meeting, no fees have been paid to the Company's Directors.

NOTE 35-      PENALTIES

              In years 2000, 2001 and 2002, no fines were imposed on the Company nor on any of the Board members, or Management.


NOTE 36-      DOMESTIC AND FOREIGN CURRENCY

               A)    ASSETS

              ------------------------------------------------------------------------------------------
                             ITEM                        CURRENCY                    AMOUNT
              ------------------------------------------------------------------------------------------
                                                                               2001           2002
                                                                               THCH$         THCH$
              ------------------------------------------------------------------------------------------
                Current assets
                Cash                                        US$                   10,181             -
                Notes receivables                           US$                  630,843             -
                Other current assets                       Arg$                  518,981       531,160
                Other current assets                         $                31,927,406    20,895,660
                Prepaid expenses                            US$                  261,813             -
                Other current assets                        UF                    22,066        15,945
                Notes receivable                            UF                    36,542        21,244
                Time deposits                               US$                2,075,107             -
                Cash                                        US$                        -        25,137
                Stocks                                      US$                        -       138,631
                Prepaid expenses                            UF                         -       121,205
              ------------------------------------------------------------------------------------------
                Fixed assets
              ------------------------------------------------------------------------------------------
                Fixed assets                                 $               106,162,329    94,470,434
                Fixed assets                               Arg$               54,573,909    56,240,819
              ------------------------------------------------------------------------------------------
                Other Assets
              ------------------------------------------------------------------------------------------
                Other assets                                 $                19,816,908    13,751,657
                Other assets                                UF                   184,211       249,215
                Other assets                               Arg$                1,162,176       743,331
                Receivables from related
                companies                                   US$                        -    11,366,586
                Long term debtors                           US$                        -       396,423
                Notes receivable                            UF                   198,587       178,618
                Other Assets                                US$                        -         1,674
              ------------------------------------------------------------------------------------------
                TOTAL ASSETS
              ------------------------------------------------------------------------------------------
                                                            US$                2,977,944    11,928,451
                                                            UF                   441,406       586,227
                                                           Arg$               56,255,066    57,515,310
                                                             $               157,906,643   129,117,751
              ------------------------------------------------------------------------------------------

               B)    CURRENT LIABILITIES

               -----------------------------------------------------------------------------------------------------
                                   ITEMS                            CURRENCY              2001           2002
                                                                                          THCH           THCH
               -----------------------------------------------------------------------------------------------------
                Obligations with banks                                 UF                6,435,114       2,281,982
                Obligations with banks                                 US$              22,204,226      19,342,659
                Obligations with banks                                Arg$                       -         500,598
                Obligations with banks                         Non adjustable Ch$        2,641,193       2,485,008
                Other accounts payable                                US$,                 804,798         686,832
                Other accounts payable                                 UF                  638,963         262,587
                Other accounts payable                         Non adjustable Ch$        1,686,595         578,768
                Accounts payable                               Non adjustable Ch$       26,774,972      19,678,429
                Accounts payable                                      Arg$                 331,464         436,712
                Accounts payable                                       US$                  46,656       4,819,775
                Notes payable                                         Arg$                 997,001         142,428
                Notes payable                                  Non adjustable Ch$          269,296         113,713
                Notes payable                                          US$                  29,181         168,792
                Notes and accts, payable                       Non adjustable Ch$          343,267         779,671
                Notes and accts, payable                               US$               1,999,789         758,406
                Notes and accts, payable                              Arg$                  96,306         389,042
                Notes and accts, payable                               UF                        -         311,497
                Accrued income                                         US$                 809,320         862,332
                Other current                                         Arg$                 475,576         206,379
                Other current                                  Non adjustable Ch$        1,449,619       2,017,303
               -----------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES
               -----------------------------------------------------------------------------------------------------
                                                                       UF                7,074,077       2,856,066
                                                                       US$              25,893,970      26,638,796
                                                                      Arg$               1,900,347       1,675,159
                                                               Non adjustable Ch$       33,164,942      25,652,892
               -----------------------------------------------------------------------------------------------------

              C) LONG TERM LIABILITIES

              ------------------------------------------------------------------------------------------------------
                                  ITEMS                             CURRENCY              2001           2002
                                                                                          THCH           THCH
              ------------------------------------------------------------------------------------------------------
               Sundry creditors                                        UF                 1,745,124       1,651,256
               Sundry creditors                                        US$                  239,036         207,949
               Sundry creditors                                        US$                  228,681         444,470
               Sundry creditors                                        US$                        -         426,891
               Sundry creditors                                Non adjustable Ch$                                 -
                                                                                              6,319
               Notes payable                                   Non adjustable Ch$                 -         4,360
               Notes payable                                    Other currencies          5,597,200               -
               Other Notes and Accts, Payable Related Pty              UF                17,575,299      17,258,386
               Notes and accts, payable, Related Parties       Non adjustable Ch$           338,842               -
               Other Long term liabilities                             US$                5,260,799       4,742,824
               Other Long Term Liabilities                     Non adjustable Ch$            24,598               -
               Obligations with banks                                  UF                 3,812,564       2,983,697
               Obligations with banks                                 Arg$                        -         164,284
               Obligations with banks                                  US$                6,363,857       5,202,237
               Notes payable                                          Arg$                        -       1,336,220
              ------------------------------------------------------------------------------------------------------
               TOTAL LONG TERM LIABILITIES
              ------------------------------------------------------------------------------------------------------
                                                                       UF                23,132,987      21,893,339
                                                                       US$               12,092,373      11,024,371
                                                                      Arg$                        -       1,500,504
                                                                   No reajust               369,759           4,360
                                                                Other currencies          5,597,200               -
              ------------------------------------------------------------------------------------------------------



NOTE 37-      SHARE TRANSACTIONS

              In accordance with the Company Share Register, the following share transactions took place during 2001 and 2002:

              --------------------------------------------------------------------------------------------------------
                                COMPANY                                2001                         2002
                                                           -----------------------------------------------------------
                                                             PURCHASE         SALE         PURCHASE         SALE
              --------------------------------------------------------------------------------------------------------
              Renta Nacional Cia, de Seguros Generales       148,005,315      9,115,500              -              -
              S,A,
              Inversiones Financieras Ltda,                   80,488,815     80,448,815      2,432,718      2,432,718
              Inverraz Trading                                         -     71,373,315     35,638,202     87,560,000
              Alimentos Nacionales S,A,                        9,115,500     76,632,000              -      2,432,718
              Renta Nacional Cia, de Seguros de Vida S,A,              -              -     87,560,000    102,353,643
              Fruticola Nacional                                       -              -    102,353,643     35,638,202
              Adm. de Mutuos H, Mi Casa                                -              -      2,432,718              -
              --------------------------------------------------------------------------------------------------------

              As of December 31, 2002, the total ADRs in the United States was 1,331,585 and the number of registered ADR holders was 412.

NOTE 38-      SHAREHOLDERS

               -------------------------------------------------------------------------------------------------------
                                                                        2001                         2002
                               SHAREHOLDERS
                                                             ---------------------------------------------------------
                                                                   %           N(0)OF           %           N(0)OF
                                                                           SHAREHOLDERS                 SHAREHOLDERS
               -------------------------------------------------------------------------------------------------------
               10% or more                                       89.02           3           86.75             3
               Less than 10% with an investment  over 200
               UF                                                 8,72           5           10.57             4
               Less than 10% with an investment equal to or
               less than 200 UF                                   2.26          306           2.68           299

               -------------------------------------------------------------------------------------------------------
               Total                                            100.00          314         100.00           306
               -------------------------------------------------------------------------------------------------------
                           MAJORITY SHAREHOLDER
               -------------------------------------------------------------------------------------------------------
               Alimentos Nacionales S,A,                         56.66            1          57.16             1
               -------------------------------------------------------------------------------------------------------



NOTE 39-       SALE OF  BUSINESSES IN ARGENTINA

              In June 1999, Supermercados Hipermarc S,A, (Hipermarc), a subsidiary located in Buenos Aires, Argentina, consummated the sale of its supermarket operations to Supermercados Norte (Norte) (the "Transaction"), Under the Transaction, Hipermarc leased all of its stores to Norte during a 10-year period for a total of ThCh$ 7,072,241 and transferred of all its inventories and fixed assets located at the leased stores to Norte.

              As part of the payment for the sale, Hipermarc transferred to Norte its trade accounts payables as of the date of the Transaction.

              Hipermarc committed not to compete with Norte in the Argentinean supermarket market during the above mentioned ten year period, In addition, the Company assumed certain commitments such as indemnifying Norte against any claims arising prior to and up to sixty months after the date of the Transaction.

              As of December 31, 1999, ThCh$ 1,889,643 were deposited in escrow with a Public Notary in Buenos Aires, of which ThCh$ 680,289 is to guarantee any opposition which may be presented by the suppliers whose payable balances were transferred to Norte and ThCh$ 1,209,353 will be used to guarantee the operation of the related sale.

NOTE 40-      SUBSEQUENT EVENTS

               a)    Argentinean Affiliate

                     In Argentina, by the end of 2001, as a consequence of the serious economic crisis, a change in the economic model and in the Conversion Law was implemented, and new regulations were enacted by the National Government. This situation generated, among other things, the following consequences: devaluation of the Argentinean peso versus the U,S, dollar and the conversion into pesos of certain assets and liabilities that said nation used to keep in foreign currency; conversion into pesos of the rates of public utilities; introduction of restrictions to the withdrawal of deposits in financial institutions; restrictions to certain cash transfers to other countries for the service of principal and interest of financial loans without the previous authorization from the Banco Central de la Republica Argentina,

                     Bearing in mind the unstable environment described above, the company has made an assessment of the recoverability of its investments in the Argentinean company, Supermercados Hipermarc S,A,, It is the management's opinion that the evolution of the measures described above shall not evolve into material adjustments other than those recognized in these financial statements.

                     As of the date of issuance of these financial statements, the exchange rate between the Argentinean peso and the U.S. dollar was Arg$2.9725 ($244.29 Chilean pesos) per dollar, that is , a decrease of $1.272 Argentinean pesos per dollar (Ch$140.88) as of December 31, 2001. This decrease in the exchange rate has a direct influence on the accounts receivable kept by the Company with its affiliate Supermercados Hipermarc S.A.

               b) The Superintendencia de Valores y Seguros (SVS), through an Official Letter N(degree) 00154 dated January 8, 2003, instructed Supermercados Unimarc S,A, to introduce adjustments into the financial information corresponding to the 2001 period, demanding new financial statements, reasoned analysis and a report of the external auditors, and also to re-issue the financial information for the quarterly periods of year 2002.

                     Through a Board agreement dated January 17, 2003, it was decided to call to an Extraordinary Shareholders' Meeting to be held on February 21, 2003, in order to issue an opinion on The Ordinary Official Letter N(degree) 00154,, dated January 8, 2003, issued by the SVS.

                      In said Extraordinary Shareholders' Meeting, the shareholders agreed, among other things, to reject in all of its parts, what had been instructed by the SVS, and to maintain the position adopted by the Company's Board of Directors, giving said body their full support, in addition to ratify the claim filed with the Court of Appeals of Santiago in connection to the appeal filed against the Ordinary Official Letter N(degree) 00154 dated January 8, 2003.

                     This measure was claimed against by the company with the Court of Appeals of Santiago, which admitted the claim and, on January 3, 2003, transferred the appeal to the SVS, therefore the effects of what had been ordered by the SVS were suspended, pursuant to what is provided in article 4, letter e), of Decree Law N(degree) 3,538 , Organic Law of the SVS .

                     Based on legal reports and also in reports issued by external auditors in Argentina, which sustain that pursuant to the Economic Emergency Law enacted by the authority of the Republic of Argentina as of January 6, 2002 (Law N(0) 25,561 , decree 214/02 and the other related norms), the deferred income account must be treated as per this decree. Therefore the Company complied with its provision.

                     The controversy rose because the Superintendencia de Valores y Seguros does not share the criterion of management and of consulting firms, independent auditors and law firms of Buenos Aires.

                     As of August 21st, 2003, The Seventh Appeal Court of Santiago overruled the appeal presented by the Company on Instruction N(degree)09181, on December 9th, 2002, cleared by instruction N(degree)00154 from January 8th, 2003, and instructed some adjustments to be made to the financial information presented by the Company at the closing of year 2001. See Note 3.

               c) Through a Board agreement dated January 17, 2003, it was decided to call to an Extraordinary Shareholders' Meeting to be held on February 21, 2003, in order to issue an opinion on The Ordinary Official Letter N(degree) 00154, dated January 8, 2003, issued by the Superintendency of Securities and Insurance.

                      In said Extraordinary Shareholders' Meeting, the shareholders agreed, among other things, to reject in all of its parts, what had been instructed by the Superintendency of Securities and Insurance, and to maintain the position adopted by the Company's Board of Directors, giving said body their full support, in addition to ratify the claim filed with the Court of Appeals of Santiago in connection to the appeal filed against the Ordinary Official Letter N(degree) 00154 dated January 8, 2003.

d) On March 19, 2003, the company paid the outstanding principal to BBVA Banco BHIF, corresponding to the pending balance of the credit for UF 55,776 , granted on April 27, 1991, therefore the only pending issues are the payment of the interest accrued as of that date (see Note 30 a,1).

e) On March 28, 2003, the New York Stock Exchange-(NYSE), announced that it had determined that the American Depositary Shares (ADRs) of Supermercados Unimarc S,A, would be suspended prior to the market opening of Wednesday, April 02, 2003. The company agreed with that decision and shall not change its position.

                      The decision was made since the Company's ADRs were traded at a value of less than US$ 1 (one dollar) for a period of 30 consecutive days of operation of said market, and therefore they ceased to comply with one of the requirements to remain being listed.

                      The Securities and Exchange Commission, on April 29, 2003 accepted the New York Stock Exchange's request for the removal, listing and registration of the ADRs with the Stock exchange, pursuant to the Securities Exchange Act of 1934,

               f) On Augunst 4th 2003, the Company agreed to an extension of the promissory notes related to a loan agreement signed on December 8, 1998 with BankBoston N.A., Nassau branch (External Credit N(degree)33.169). The promissory notes where restructured on May 6, 2003. Under this extension the term of the credit was extended until 2007.

               g)    Fine to the society's board of directors

                     On July 30th 2003, under resolution N(degree) 218, the SVS applied a fine of UF 300 (aprox. US$ 8,500) to each member of the Board of Directors, due to omisions and lack of actions referred to the renegotiation of the loan with State Bank and Trust Company on August 4, 1998.

                     On August 13th, 2003 , the company appealed the above mentioned fine to the Eighteenth Civil Court of Santiago, which up to the presentation of these financial statements is still under consideration.

              h) As of the closing of these financial statements, no other subsequent facts have occurred which may materially affect the figures contained in them, as well as their interpretation.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

              In general, generally accepted accounting principles in Chile ("Chilean GAAP") vary in certain important respects from accounting principles generally accepted in the United States of America ("US GAAP"), Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP,

              1. DIFFERENCES IN MEASUREMENT METHODS

                     The principal methods applied in the preparation of the accompanying consolidated financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

               A)    INFLATION ACCOUNTING

                     The inflation rate in Chile as measured by the Consumer Price Index for the years ended on December 31, 2002, 2001 and 2000 was 3.0%, 3.1% and 4.7%, respectively.

                     Chilean GAAP require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 3 above, is based on a model which calculates net inflation gains or losses caused by holding monetary assets and liabilities exposed to changes in the purchasing power of the Chilean peso, by restating all non-monetary accounts in the balance sheet. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

                     The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions which have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP. The effects of price - level restatement under Chilean GAAP are shown in
                     Note 5.

               B)    MARKETABLE SECURITIES

                     In accordance with Chilean GAAP, marketable securities are stated at the lowest price-level restated cost or at market value. For US GAAP purposes, the Company's portfolio of marketable securities is classified as available-for-sale. Accordingly, the adjustment to market is recorded as comprehensive income in a separate account within the equity section of the balance sheet, net of the corresponding deferred tax impact. The fair value disclosure required for US GAAP purposes is shown in paragraph 2.c) The effects on total comprehensive income
                     (loss) and net shareholders' equity are shown in paragraph 1.n) below.

               C)    CAPITALIZED INTEREST

                     Chilean GAAP allow, but do not require, that interest incurred during the period that assets are being constructed or prepared for productive use be capitalized. Interest on construction in progress was capitalized under Chilean GAAP, beginning in 1998. Under US GAAP, such interest must be capitalized and included as part of the cost of qualifying assets under construction. The effects on 2000, 2001 and 2002 net income of the capitalization and the related amortization of interest that was capitalized in prior periods for US GAAP purposes are shown under paragraph 1.n) below.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               D) DEFERRED INCOME TAXES

                     As discussed in Note 22, effective January 1, 2000 the Company began applying Technical Bulletin No, 60 (BT 60) of the Colegio de Contadores de Chile A,G, concerning deferred income taxes. BT 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has applied Statement of Financial Accounting Standards No, 109, "Accounting for Income Taxes", whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities based on enacted rates at the dates that the temporary differences arose.

                     Additionally, deferred income tax assets under US GAAP should be reduced by a valuation allowance if based on available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Valuation allowances are also required in these circumstances under Chilean GAAP as from the adoption of BT 60 in 2000.

                     Prior to the implementation of BT 60, deferred income taxes were not always recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

                     Deferred income tax amounts determined under Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in 1999 and previous years, and the deferred tax effects of other adjustments to reconcile to US GAAP in 2002 and previous years. The effects are included under paragraph 1.n) below.

                     Chilean tax regulations require each separate legal entity within a consolidated group of companies to file separate tax returns. Tax benefits and obligations are not freely transferable between consolidated entities nor may they be offset between them. The Company has recorded a deferred tax asset related to the tax loss carryforwards of certain of its Chilean subsidiaries. To the extent the Company is uncertain whether the tax loss carryforwards are likely to be realized, a valuation allowance has been recorded to reduce the corresponding deferred tax asset.

                     Tax loss carryforwards of Hipermarc (Argentine subsidiary) have a five-year limit. In 1998, the Company recorded a valuation allowance to reduce the proportion of the deferred tax asset it did not expect to recover, During 1999, the entire tax loss carryforward of the Argentine subsidiary was realized, mainly due to the gain on the sale of its Supermarket business. Tax losses arising in 2001 expire in 2005 and the related deferred tax asset as of December 31, 2002 has been fully reserved.

                     Deferred tax benefits to be realized or to be realized from the utilization of tax loss carryforwards of affiliates under common control, which have been transferred to the Company, are presented as a capital contribution, as shown under paragraph 1.j).

 NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               E)    GOODWILL

                     In accordance with Chilean GAAP, business combinations, including those involving companies under common control, are accounted for as purchases with the excess cost over the book value of net assets acquired recorded as goodwill to be amortized over a period not exceeding 20 years.

                     Under US GAAP, business combinations involving companies under common control are recorded at historical cost in a manner similar to a pooling of interests, Accordingly, no goodwill is recorded.

                     The effects of reversing the amortization of goodwill recorded under Chilean GAAP, in excess of that recorded under US GAAP and the impact on equity under U.S. GAAP are shown under paragraph 1.n) below.

                     In addition, under US GAAP, business combinations involving companies that are not under common control are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. Deferred tax assets and liabilities recognized for the tax effects of differences between the assigned values and the tax bases of identifiable assets acquired and liabilities assumed affect the amount of goodwill recognized in the transaction. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is recorded as goodwill to be amortized over a period not greater than 40 years. Effective January 1, 2002, in accordance with the provisions at SFAS 142, goodwill is no longer amortized but rather tested at least annually for impairment. The Company applied SFAS No. 142 on January 1, 2002 and applied the impairment test on goodwill resulting from the 1999 acquisition of an additional interest in its Argentinean subsidiary (under US
                     GAAP). The impairment testing resulted in no adjustmetent for impairment.

               F)    INVESTMENT IN RELATED COMPANIES AND NEGATIVE GOODWILL

                     Under Chilean GAAP, an excess of book value over cost of a purchased company is recorded as negative goodwill, which is then amortized to income over a period not to exceed 20 years.

                     Under US GAAP, if the book value of net assets acquired is in excess of cost, the excess should be allocated to proportionally reduce the fair values assigned to certain non-monetary non-current assets. The excess of acquired net assets over cost for business combinations with companies under common control is treated as a capital contribution.

                     The effects of reversing the amortization of negative goodwill and increasing equity for capital contributions under US GAAP is shown in paragraph 1.n) below.

               G)    MANDATORY DIVIDEND

                     As required by the Chilean Companies Act, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders' Meeting, a publicly traded company must distribute a cash dividend in an amount equal to at least 30% of the company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the dividend out of each year's net income is a legal requirement in Chile, an accrual is made for US GAAP purposes to recognize the dividend obligation under Chilean law and the related decrease in Shareholders' equity at December 31, 2002. The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income tax paid (16%).

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               H) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

                     For US GAAP purposes, the Company accounts for long-lived assets in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some of the events and circumstances that may trigger an impairment review include Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

               I) REPURCHASE OF PROPERTY, PLANT AND EQUIPMENT FROM RELATED COMPANIES

                     In 2002 and previous years, the Company repurchased certain property and equipment that had been previously sold to related companies, at a price higher than the original cost of the assets,. The adjustment to equity, net of the related depreciation recorded under Chilean GAAP, to reverse the excess purchase price and the adjustment to income to reverse the related depreciation expense are shown under paragraph 1.n) below.

               J)    PURCHASE OF TAX LOSS CARRYFORWARDS FROM RELATED PARTIES

                     In 1996 and previous years, the purchase of deferred tax benefit from tax loss carryforwards from related parties was not recognized under Chilean GAAP. For US GAAP purposes, the deferred tax benefit less the amount paid is recognized as an increase in capital as shown in paragraph 1.o) below. The reversal of the aforementioned difference Chilean GAAP and US GAAP, due to the utilization of the tax loss carryforwards purchased from affiliates, is included in the "Adjustment for Deferred Taxes" line of the reconciliation of Shareholders' equity in 1.n).

               K)    TRANSLATION OF FOREIGN OPERATIONS

                     Prior to 1998, the Company's investment in its Argentine subsidiary Hipermarc, was converted to Chilean pesos using the latter as the functional currency. Under US GAAP criteria, the functional currency was considered to be the Argentine peso. Accordingly, under US GAAP. monetary and non-monetary assets and liabilities were converted to Chilean pesos at the year end exchange rate. Statement of income balances were converted under Chilean GAAP purposes using a method which is similar to the average monthly exchange rate as required by US GAAP. Although the Argentine peso was considered the functional currency in 1998 for both US GAAP and Chilean GAAP purposes, the Chilean GAAP base of non-monetary assets and equity is different from the US GAAP values due to a change in accounting principle for the Chilean GAAP balances in 1998.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               K)    TRANSLATION OF FOREIGN OPERATIONS (CONTINUED)

                     In the first days of January 2002, a law was enacted by virtue of which the Argentinean Peso has been devaluated by approximately 29% (new exchange rate 1 peso = 0.71 dollar) for commercial operations, with the rest of the transactions, essentially those of a financial nature, being subject to a market of free exchange rate. During the first days of February 2002, the Executive published a decree whereby it established the conversion into pesos of all of the obligations involving the payment of money, regardless of the cause or origin, denominated to US dollars or other foreign currencies, existing as of the date of the enactment of the aforementioned rule, and which had not yet been converted into pesos as a consequence of the decrees' becoming into force. Concurrently, a single exchange market was established applicable to all types of transactions regardless their origin.

                     For US GAAP purposes the translation difference is presented in the statement of comprehensive income and in a separate account in the shareholders' equity section of the balance sheet.

                     The 2002 and 2001 adjustments recorded in shareholders' equity in paragraph 1.n) below adjust the investment balances for the aforementioned differences.

               L)    CAPITALIZED COST OF COMPUTER SOFTWARE DEVELOPED FOR
                     INTERNAL USE

                     Chilean GAAP do not require that interest cost or salaries for personnel who were directly involved in the development of software for internal use be capitalized. Under US GAAP. such costs must be capitalized and amortized over the useful life of the asset. The effects of capitalizing such costs and the related amortization are shown under paragraph 1.n) below.

               M)    SALE OF ASSETS TO RELATED COMPANIES

                     In accordance with Chilean GAAP, gains and losses from the sale of assets to companies under common control are recorded within non-operating results at the time of the transaction. Under U.S. GAAP, such gains and losses are considered capital contributions and distribution of dividends, respectively, The effects of reversing the gains and losses under U,S, GAAP are shown under paragraph 1.n) below.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               N) EFFECTS OF CONFORMING TO US GAAP

                  The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding amount under US GAAP.

                                                                           2000               2001              2002
                                                                           THCH$             THCH$              THCH$
                                                                                           (RESTATED)

         Net profit (loss) as reported in  accordance  with Chilean
         GAAP                                                                110,772            397,056       ( 1,599,808 )

         Adjustment  ordered by the  Superintendencia  de Valores y                        (  2,498,460 )               -
         Seguros (Chile)                                                  -----------       ------------       -----------

         Net profit (loss) as restated in  accordance  with Chilean          110,772       (  2,101,404 )     ( 1,599,808 )
         GAAP adjustment

         Capitalized interest, net (paragraph, 1 c)                      (    16,089 )     (     15,030 )     (   15,024 )
         Adjustment for deferred tax provision (loss)                      1,040,165       (  2,012,959 )     (  850,882 )
         Adjustment for business combinations with
          companies under common control (Paragraph, 1 e)                    831,237            864,341         1,211,008
         Reversal   of    amortization    of   negative    goodwill
         (Paragraph, 1 f)                                                (        49 )     (         55 )     (     4,741 )
         Reversal of depreciation of fixed assets
          purchased from related companies (Paragraph, 1 i)                   24,098             18,164            12,466
         Reversal of loss  (gain) on sale of fixed  assets to related
         companies under common control (Paragraph, l m)                 ( 2,593,951 )        3,394,281         1,016,659
         Capitalized computer software costs (Paragraph, l l)            (    11,285 )     (     11,285 )    (     11,285 )
         Others                                                          (     6,659 )                -      (     67,067 )
                                                                         -----------       ------------       -----------

         Net income (loss)  in accordance with US GAAP                   (   621,761 )          136,053      (    308,674 )
                                                                         -----------       ------------       -----------

         Other comprehensive income:
         Change in  unrealized  gain/loss of  securities  available
         for sale, net of tax (Paragraph, 1 b)                           (    56,980 )            2,325                 -
         Translation adjustment (Paragraph, 1 k)                         (   494,246 )          482,836         1,270,487
                                                                         -----------       ------------       -----------

         Comprehensive income (loss) in accordance with US GAAP          ( 1,172,987 )          621,214           961,813
                                                                         ===========       ============       ===========

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
              (CONTINUED)

              N) EFFECTS OF CONFORMING TO US GAAP (CONTINUED)

                     The following is a reconciliation of shareholders' equity under Chilean GAAP and the corresponding amount under US GAAP.

                                                                                         2001                2002
                                                                                        THCH$                THCH$

                     Shareholders' equity in accordance with Chilean GAAP               110,769,621         107,822,955
                     Adjustment ordered by the Supervision of Values and            (     2,498,460 )                 -
                     Insurances (Chile)                                              --------------       -------------

                     Shareholders' equity in accordance with Chilean GAAP
                     adjustment                                                         108,271,161         107,822,955

                     Capitalized interest, net (Paragraph, 1 c)                             870,665             855,642
                     Adjustment for deferred taxes (Paragraph,1 d)                        2,121,264           1,270,382
                     Adjustment for business combination with companies under
                     common control (Paragraph, 1 e)                                      6,715,106           7,938,580
                     Reversal of sale of fixed assets
                      to  related companies (Paragraph, 1 m)                              4,741,194          10,228,467
                     Payment to shareholders of excess purchase price
                     of company over accounting value (Paragraph, 1 e)              (    10,768,240 )    (   10,768,240 )
                     Reversal of negative goodwill (Paragraph, 1 f)                 (       116,556 )    (      121,297 )
                     Additional goodwill on acquisition (Paragraph,1 e)                     287,143             287,144
                     Adjustment for excess of book value of net assets over
                     purchase price (Paragraph 1 f)                                         322,956             322,956
                     Market value adjustment for available-for-sale
                     securities, net of deferred taxes (Paragraph, 1 b)                       1,962               1,962
                     Payment to shareholders for excess purchase price over
                     original cost of repurchased assets ( paragraph 1 i)           (    27,477,735 )    (   27,448,627 )
                     Minority interest of subsidiaries ( paragraph 1 k)                     291,561             291,561
                     Tax loss carryforward acquired from related parties
                     (Paragraph, 1 j)                                                     2,338,571           2,338,571
                     SFAS 52 conversion of Hipermarc (Paragraph, 1 k)               (       389,755 )    (      389,755 )
                     Mandatory dividend (Paragraph, 1 g)                            (       119,116 )                 -
                     Capitalized computer software cost (Paragraph, 1 l)                    112,852             101,567
                     Others                                                                       -      (       67,239 )
                                                                                     --------------       -------------

                     Shareholders' equity in accordance with US GAAP                     87,203,033          92,664,629
                                                                                     ==============       =============

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               2,    ADDITIONAL DISCLOSURE REQUIREMENTS

                     The following information disclosure is not generally required for filing in the financial statements under Chilean accounting principles, but is required under US GAAP.

               A) NATURE OF OPERATIONS AND CONCENTRATIONS OF ECONOMIC RISK


                     The Company is one of the largest operators of supermarkets in Chile in terms of net sales. Through 1999, the Company also owned a supermarket chain in Argentina. In July of 1999, the Company sold its supermarket operations to an unrelated entity.

                     The Chilean food retail industry, and specifically the supermarket industry, experienced significant growth in the 1990's due to the strong economic environment in Chile and the increased acceptance of supermarkets as a medium to purchase perishable goods. Despite this, the economies of Chile and Argentina were affected by the Asian Crisis, resulting in a prolonged economic slowdown, higher levels of unemployment and a decrease in consumer consumption affecting the Chilean supermarket industry.

                     In the past years the supermarket industry has been increasingly challenged by more competition (both domestic and international) and by the incorporation of more selling points. Price pressures, decreases in personal disposable income and the Company's decision to remain competitive forced it to reduce selling prices by 5%.

                     Although inflation in Chile has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations.

                     As of December 31, 2002, Unimarc is a 56.66% owned subsidiary of Alimentos Nacionales S.A.

                     Approximately 11% of the Company's employees are covered by collective bargaining agreements.

                     Subsidiary Supermercados Hipermarc S,A

                     For three years now the economy in Argentina has been progressively decreasing its level of activity, and this has become more dramatic during year 2001 causing a deterioration in the domestic markets. During the second half of 2001, a dramatic increase was evidenced in the interest rates required by the investors in debt instruments of the Argentinean Government, the quotations of said titles decreased significantly and the financial system evidenced a decrease in the level of deposits and the restriction of the access to foreign loans.

                     In order to revert the above-described situation, the Government has faced the restructuring of the public national and provincial debt through the negotiation with the holders of bonds of a voluntary exchange of debt, which anticipates a substantial decrease in the interest rate as a consequence of the furnishing as a guarantee of the future tax collection. During the course of this process, the Government has suspended the payments of principal and interest. In the fist week of December 2001, additional measures were put into practice on the financial system, restricting the free availability of the deposits in banks and transfers overseas. By the end of 2001, the situation triggered important political changes at the highest levels of the government.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               A) NATURE OF OPERATIONS AND CONCENTRATIONS OF ECONOMIC RISK (CONTINUED)

                     In the first days of January 2002, a law was enacted by virtue of which the Argentinean Peso has been devaluated by approximately 29% (new exchange rate 1 peso = 0.71 dollar) for commercial operations, with the rest of the transactions, essentially those of a financial nature, being subject to a market of free exchange rate. During the first days of February 2002, the Executive published a decree whereby it established the conversion into pesos of all of the obligations involving the payment of money, regardless the cause or origin, denominated to US dollars or other foreign currencies, existing as of the date of the enactment of the aforementioned rule, and which had not yet been converted into pesos as a consequence of the decrees' becoming into force. Concurrently, a single exchange market was established applicable to all types of transactions regardless their origin.

                     As of the date of issuance of these financial statements, the parity of the Argentinean Peso to the U.S. Dollar amounts to $ 2.9725 ( $ 244,29 Chilean pesos), which represents a decrease of $ 1.272 Argentinean pesos per dollar ( $140.88 ) as of December 31, 2001. This decrease in the exchange rate has a direct effect over the accounts receivable kept by the parent company with its affiliate company Supermercados Hipermarc S.A.

                     As per what is provided through Circular Official Letter N(degree) 81 dated January 22, 2002, issued by the Superintendency of Securities and Insurance of Chile, the information included in these financial statements and other related documents, contains the impact derived from the situation previously described.

               B)    EARNINGS PER SHARE

                                                                         2000          2001          2002
                                                                         THCH$         THCH$         THCH$

                     Net income (loss) available to
                     holders of ordinary shares                       (   621,761)      136,053     (308,674)
                         Goodwill amortization under US GAAP              386,856       386,856            -
                                                                      -----------      --------     ----------
                     Adjusted net income under US GGAP                (   234,905)      522,909     (308,674)
                                                                      ===========      ========     ==========

                     Basic earnings (loss) per share:
                         Reported net income (loss)                         (0.49)         0.11        (0.24)
                     Add back:
                         Goodwill amortization                               0.30          0.30             -
                                                                      -----------      --------     ----------
                     Adjusted net income (loss)                             (0.19)         0.41        (0.24)
                                                                      -----------      --------     ----------

                     Weighted average number of ordinary shares         1,261,850     1,261,850      1,261,850
                     outstanding (000's)

                     The earnings (loss) per share data shown above are determined by dividing net income for US GAAP purposes by the weighted average number of common shares outstanding during each year. The Company's common stock has no par value.

              C) FAIR MARKET VALUE DISCLOSURES

                     US GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method. The estimated fair values of the Company's financial instruments approximate their carrying amount. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                    o Cash and cash equivalents, trade accounts receivable and payable, notes receivable, other accounts receivable, short-term amounts due to/from affiliates, short-term borrowings, other accounts payable and investments other than marketable securities the carrying amounts approximate fair value because of the short maturity of these instruments.

                    o Marketable securities: the fair values of marketable securities are based on quoted market prices at the balance sheet date for those or similar investments.

                    o Long-term debt, notes payable, accounts payable to related companies and other accounts payable the fair value of the Company's fixed rate debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities, which approximate the average rate currently paid by the Company, The carrying amount of the Company's variable rate debt approximates their fair value.

              The following is the fair value disclosure for available-for-sale securities

                                                   PRICE-LEVEL      GROSS           GROSS         ESTIMATED
                                                    RESTATED      UNREALIZED      UNREALIZED         FAIR
                                                      COST           GAINS          LOSSES          VALUE
                                                     THCH$           THCH$           THCH$           THCH$
              DECEMBER 31, 2002

              Marketable securities                    -             -                -                   -


              DECEMBER 31, 2001

              Marketable securities                   700        2,325                -          3,025

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (CONTINUED)

               D) STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE
                  WITH U.S. GAAP

                     As of December 31, 2001 and 2002, entries in shareholders' equity under US GAAP consisted of:

                                                                                        2001               2002
                                                                                        THCH$             THCH$

               Opening shareholders' equity at January 1, as previously                76,582,603        87,203,035
               reported for 2000 and 2001
               Adjustment ordered by the Supervision of Values and
               Insurances (Chile)                                                  (    2,498,460)                -

               Adjustment of equity value of Argentine subsidiary (Paragraph, 1 k)        482,836         1,270,487

               Payment from shareholders' for excess of purchase
                price over historical cost of repurchased assets (Paragraph, 1 i)       8,773,611            29,109

               Market value adjustment for available-for-sale
               securities (Paragraph, 1, b)                                                 2,325                 -

               Sale of assets to related companies (Paragraph, 1 m)                     1,344,722         4,470,614

               Mandatory dividend (Paragraph, 1 g)                                 (      119,116)                -

               Net income loss in accordance with
               US GAAP (Paragraph, 1 m)                                                 2,634,514     (     308,616)
                                                                                    --------------     -------------

               Closing shareholders' equity
               as of December 31, 2001 and 2002                                        87,203,035        92,664,629
                                                                                    ==============     =============




               E)    INCOME TAX

                     The provision for income tax is calculated on an accrual basis in accordance with Chilean and Argentine tax legislation. Each company files a separate tax return. In Chile, the corporate tax rate is 16% and certain disallowed expenses not considered essential to the business are taxed at 35%. In Argentina, the corporate tax rate is 35%.

                     Under Chilean Tax regulations, tax losses incurred by a company in any year must first be carried back to recover taxes previously paid, if any, on a first-in, first-out basis. Any remaining tax losses can be carried forward without limitation. As of December 31, 2002, the Company and its Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 30,204,289 which do not have an expiration date. As of that date, the Company's Argentine subsidiary had tax loss carryforwards amounting to ThCh$ 975,941 , which expire in 2005

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               E) INCOME TAX (CONTINUED)

               Income tax expense (benefit) for the years ended December 31, 2000, 2001 and 2002 were as follows:

                                                                      2000               2001              2002
                                                                      THCH$              THCH$              THCH$
              Deferred  income tax expense  (benefit)  under
                Chilean GAAP                                   (      1,085,702 ) (     2,736,217 )  (    5,591,750 )
              Additional   deferred   income   tax   expense
                (benefit) under U.S. GAAP                      (      1,040,165 )       2,012,959           850,882
                                                                  -------------      ------------       -----------
              Deferred  income tax expense  (benefit)  under
                U.S. GAAP                                      (      2,125,867 ) (       723,258 )  (    4,740,868 )
              Current income tax expense                                      -                 -                 -
                                                                  -------------      ------------       -----------
               Total income tax expense (benefit)
               under US GAAP                                   (      2,125,867 ) (       723,258 )  (    4,740,868 )
                                                                  =============      ============       ===========

              Deferred income tax assets (liabilities) under US GAAP are summarized as follows:

                                                                                       2001              2002
                                                                                       THCH$             THCH$

              Depreciation                                                        (    2,277,229)   (    1,287,319)
              Capitalized interest                                                (      143,305)   (      142,918)
              Marketable securities at market value                               (          350)                -
              Other assets                                                        (      155,917)   (       81,079)
                                                                                   --------------    --------------

              Gross deferred income tax liabilities                               (    2,576,801)   (    1,511,316)
                                                                                   --------------    --------------

              Accrued vacation                                                            18,510    (       35,140)
              Allowance for bad debt                                                      29,024           120,887
              Benefit of tax loss carryforward                                         1,917,387         8,281,583
              Capital leases                                                             144,930            11,284
              Labor litigation                                                               764               764
              Deferred income                                                            278,831           390,706
              Other provisions                                                         2,315,135            50,084
              Difference in basis of property, and equipment                           2,606,693         1,745,036
                                                                                   --------------    --------------

              Gross deferred income tax assets                                         7,311,274        10,565,204

              Valuation allowance                                                 (      759,038)   (      467,405)
                                                                                   --------------    --------------

              Subtotal                                                                 6,552,236        10,097,799
                                                                                   --------------    --------------


              Net deferred income tax assets                                           3,975,435         8,586,483
                                                                                   ==============    ==============

              Net deferred income tax liabilities under Chilean GAAP                   1,854,171         7,316,101

              Additional net deferred income tax assets under US GAAP                  2,121,264         1,270,382
                                                                                   --------------    --------------

              Total net deferred income tax assets  as indicated above                 3,975,435         8,586,483
                                                                                   ==============    ==============

 NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

              E)     INCOME TAX (CONTINUED)

                     The valuation allowance for deferred tax as of December 31, 2002 was ThCh$ 467,405. The net change in the total valuation allowance for the years ended on December 31, 2001 was an decrease of ThCh$ 291,633.

                     The increase in the valuation allowance is due to lower expectations of realizability of tax loss carryforwards generated by certain Chilean subsidiaries of the Company. The change in estimate is mainly due to the current economic environment in Chile, the operating performance of those subsidiaries, and the enactment of a new law that imposes additional restrictions to the transfer of tax losses among entities, related or not. Also, tax losses generated in 2001 by Hipermac in Argentina have been fully reserved because the subsidiary is not expected to generate enough taxable income prior to the expiration of the net operating loss carryforwards in 2005. In assessing the realizability of deferred tax assets, management considerers whether it is more likely than some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize deferred tax asset, the Company will need to generate future taxable income of approximately ThCh$ 8,281,583 in future years. The net operating loss carryforwards do not expire in Chile. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

              F)     LEASE COMMITMENTS

                     CAPITAL LEASES

                     As explained in paragraph 1 above, the Company has acquired certain assets, principally buildings, machinery and equipment, through capital leases.

                     Future minimum lease payments at December 31, 2002 were as follows :

                                                                                                   THCH$
                     DECEMBER 31,
                     2003                                                                          2,010,416
                     2004                                                                          1,992,095
                     2005                                                                          1,851,495
                     2006                                                                          1,784,239
                     2007                                                                          1,784,239
                     Thereafter                                                                   30,070,879
                                                                                             ----------------

                     Total future minimum lease payments                                          39,493,363
                     Less : Unearned Interest                                               (     19,796,284)
                                                                                             ----------------

                     Present value of lease payments                                              19,697,079
                                                                                             ================

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

              OPERATING LEASES

              The Company leases 11 of its retail outlets in Chile under lease agreements with remaining terms of 12 to 20 years, substantially all of which have options for renewal, For the most part, rentals are determined as a percentage of sales ranging from 1.5% to 2% with guaranteed minimum lease payments. Minimum future lease payments are as follows:

                                                                                                      THCH$

               2003                                                                                    1,134,275
               2004                                                                                      493,176
               2005                                                                                      394,475
               2006                                                                                      394,475
               2007                                                                                      394,475
               Thereafter                                                                              2,356,956
                                                                                                  ---------------

               Total                                                                                   5,167,832
                                                                                                  ===============

               Lease expense was ThCh$ 1,971,685 and ThCh$ 2,225,680 for the years ended December 31, 2002 and 2001, respectively.

              G)     ADDITIONAL CASH FLOW DISCLOSURES

                     Non-monetary transactions amounted to ThCh$ 0, ThCh$ 415,640 and ThCh$ 18,166,781 in property and equipment acquired through capital leases in 2002, 2001 and 2000, respectively.

                     Cash paid for income taxes was ThCh$ 0, ThCh$ 43,486 and ThCh$ 85,393 in 2002, 2001 and 2000, respectively.

              H)     POST-EMPLOYMENT AND POST-RETIREMENT BENEFITS

                     The Company has no post-employment or post-retirement obligations to its employees, and accordingly, has no need to record any obligations in accordance with either Statement of Financial Accounting Standard No. 106 Employers' Accounting for Retirement Benefits Other than Pensions, Statement of Financial Accounting
                     Standard No. 112 Employers' Accounting for Post employment Benefits, or Statement of Financial
                     Accounting Standard No. 132 Employers' Disclosures about Pensions and Other Postretirement Penefits,

              I)     SEGMENT INFORMATION

                     Statement of Financial Accounting Standard No, 131, "Disclosures about Segments of an Enterprise and Related Information" requires that segment information be disclosed using a management approach. Under this pronouncement, segments are determined using the information that the chief operating decision makers use to manage the business.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               I)    SEGMENT INFORMATION (CONTINUED)

                     In mid-1999, the Company's business was only the operation of supermarket stores in Chile and Argentina. In July 1999, the Company sold its supermarket business in Argentina and entered into agreements with various entities for the lease of several owned properties. As of December 31, 2002, the Company operates principally in two segments which comprise the supermarket business in Chile and the real estate business in Argentina. The accounting policies of each segment are the same as those as described in Note 3, "Summary of Significant Accounting Policies".

                     Operating income is total revenue less operating expenses, which include cost of sales and selling and administrative expenses. In computing operating income, none of the following items has been added or deducted: net interest expense, price-level restatement, other income and expenses, minority interest and income taxes.

                     Identifiable assets by segment are those that are used in the operations in each segment, as reported to the chief operating decision makers of the Company.

                     Segment information under US GAAP is presented below:

                                                                                                              TOTAL
                     DECEMBER 31, 2002:                          ARGENTINA              CHILE              CONSOLIDATED
                                                                   THCH$                THCH$                 THCH$

                     Net sales                                       647,363            121,696,193          122,343,556
                     Rental Income                                   586,015                      -              586,015
                     Operating loss) (1)                     (     1,660,341   )   (      5,827,155 )     (    7,487,496 )
                     Identifiable assets                          56,240,819             86,916,983          143,157,802
                     Depreciation and amortization                 1,925,881              4,831,634            6,757,515
                     Capital expenditures                          1,193,178                 51,157            1,244,335


                                                                                                              TOTAL
                     DECEMBER 31, 2001:                          ARGENTINA             CHILE               CONSOLIDATED
                                                                   THCH$               THCH$                  THCH$


                     Net sales                                     4,733,573            146,604,498          151,338,071
                     Rental Income                                 1,512,774                   -               1,512,774
                     Operating income  (1)                         1,200,618              3,703,678            4,904,296
                     Identifiable assets                          54,573,908             93,155,982          147,729,890
                     Depreciation and amortization                 1,787,578              4,165,968            5,953,546
                     Capital expenditures                          2,697,735             11,604,224           14,301,959

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               I) SEGMENT INFORMATION (CONTINUED)

                                                                                                      TOTAL
                     DECEMBER 31, 2000:                       ARGENTINA           CHILE           CONSOLIDATED
                                                                THCH$             THCH$               THCH$

                     Net sales                                   3,862,613        165,008,024          168,870,637
                     Rental Income                               2,278,545                  -            2,278,545
                     Operating income (loss)  (1)       (          810,190 )          585,000      (       225,190 )
                     Identifiable assets                        50,728,730         78,263,802          128,992,532
                     Depreciation and amortization               1,451,598          3,910,957            5,362,555
                     Capital expenditures                        5,905,378         25,104,588           31,009,966

                     (I) Net sales minus cost of sales and selling, general and administrative expenses,

               J)    ADVERTISING COSTS

                     The Company expenses advertising as incurred. The costs for the years ended December 31, 2002, 2001 and 2000 were ThCh$ 1,974,525 and ThCh$ 1,258,380, and ThCh$ 1,195,544,
                     respectively.

               K)    CLASSIFICATION OF INCOME AND EXPENSES

                     Under Chilean GAAP the following income and expenses arising during the years 2001 and 2002 are classified as non-operating income and expenses whereas under U.S. GAAP they would be classified as operating income and expenses:


                                                                                         2001              2002
                                                                                        THCH$              THCH$

                     Amortization of goodwill                                             386,856                  -
                     Rental income                                                         11,167              7,135
                     Penalties                                                             96,485             28,730
                                                                                      -----------       ------------

                     Total                                                                494,508             35,865
                                                                                      ===========       ============

 NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               L)    PREEMPTIVE RIGHTS

                     The Chilean Companies Act requires a Chilean company to grant preemptive rights to all of its existing shareholders to purchase a sufficient number of shares to maintain their existing percentage of ownership of such company whenever the company issues new shares for cash. Under this requirement any preemptive rights in connection with any future issuance of shares of common stock for cash will be offered to the registered owners of the common stock underlying the ADRs, However, the holders of ADRs are not entitled to exercise their preemptive rights unless a registration statement under the United States Securities Act is effective with respect to these rights and shares of common stock or an exemption from the registration requirements thereunder is available. In addition, a Central Bank ruling issued in 1995 effectively makes it impracticable for ADR holders to participate in preemptive rights offerings. In accordance with such ruling, ADR holders may exercise their preemptive rights and thus convert the newly acquired shares into ADRs being offered through the preemptive rights offering only if the company issuing such shares has entered into a new Foreign Investment Contract, as defined, with the Central Bank in order to cover the newly issued shares under the benefits of Chapter XXVI, also as defined.

                     The Company's Management intends to evaluate at the time of any preemptive rights offering the practicability under Chilean law and Central Bank regulations of making such rights available to ADR holders, the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act. No assurance can be given that any registration statement would be filed.

               M)    INTANGIBLES

                     As of December 2001 and 2002 this account is made up mainly by trade marks and acquired rights from Hipermarc, Interagro S.A. and Supermercados Unimarc S.A. (related companies) which are not amortized.

                                           DETAIL                         2002              2001
                                                                          MCH$              MCH$

                      Trade marks                                            7,588             7,159
                      Goodwill                                               4,091             4,213
                                                                      --------------    -------------

                      Total                                                 11,679            11,372
                                                                      ==============    =============

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               3.    RECENT ACCOUNTING PRONOUNCEMENTS

                     In July 2001, the Financial Accounting Standards Board
                     (FASB) issued the Statement of Financial Accounting Standards (SFAS) N(degree). 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities, also to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is in force for financial statements issued for periods starting after June 15, 2002. The Company has not determined the impact that SFAS 145 will have, if any, on its financial statements.

                     In April 2002, the FASB issued SFAS No, 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No, 13, and Technical Corrections. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has not determined the impact that SFAS 145 will have, if any, on its financial statements.

                     In July 2002, the FASB issued SFAS No, 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of this standard to have any impact on its financial position or results of operations.

                     In November 2002 the FASB issued FASB Interpretation No. 45 or FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The Company is not a guarantor under any significant guarantees and thus this interpretation is not expected to have a significant effect on the Company's financial position or results of operations. The Company has not determined the impact that FIN45 will have, if any, on its financial statements.

                     On December 31, 2002, the FASB issued SFAS No, 148, Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of SFAS 123. The standard provides additional transition guidance for companies that elect to voluntarily adopt the accounting provisions of SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 does not change the provisions of SFAS 123 that permits entities to continue to apply the intrinsic value method of APB 25, Accounting for Stock Issued to Employees. As the Company continues to follow APB 25, its accounting for stock-based compensation will not change as a result of SFAS 148. SFAS 148 does require certain new disclosures in both annual and interim financial statements. The Company has no stock options granted or issued and therefore the adoption of this standard would not have any effect on the financial position or results of operations.

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               3.    RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

                     In January 2003, the Emerging Issues Task Force issued "Accounting by a Reseller for Certain Considerations from a Vendor" as EITF 02-16. This EITF clarifies the accounting by the reseller for certain considerations such as rebates, discounts, etc. received from a vendor. This EITF also addresses the clarification if such consideration in the income statement. This literature is effective for all such arrangements entered into after December 31, 2002. The Company believes that certain classifications of our vendor allowances may be required as the result of this EITF, but also believe that the impact on our statements of operations will be zero.

                     During April 2003, the FASB issued Statement of Financial Accounting Standards No, 149 (" SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 will not have any impact on our operating results or financial position as the Company does not have any derivative instruments that are affected by SFAS 149 at this time.

                     During May 2003, the FASB issued Statement of Financial Accounting Standards No, 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this standard to have any impact on its financial position or results of operations.