Form 20-F
period 2003-12-31
UNIMARC SUPERMARKETS INC
filed 2005-07-18
CIK 1036510

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2005

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                 -----------------------------------------------

                                    FORM 20-F

                 -----------------------------------------------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 -----------------------------------------------

                   For the fiscal year ended December 31, 2003

                         Commission file number: 1-14616

                 -----------------------------------------------

                           SUPERMERCADOS UNIMARC S.A.
             (Exact name of Registrant as specified in its charter)

                            UNIMARC SUPERMARKETS INC.
                 (Translation of Registrant's name into English)

                 -----------------------------------------------

                                REPUBLIC OF CHILE
                 (Jurisdiction of incorporation or organization)

                  AVENIDA PRESIDENTE EDUARDO FREI MONTALVA 1380
                                 SANTIAGO, CHILE
                                011-56-2-687-7000
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
1,516,685 American Depositary Shares (as evidenced by American Depositary Receipts), each representing 50 shares of common stock

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Supermercados Unimarc S.A., as of December 31, 2003 was: 1,261,849,619 Shares of Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes | |     No |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 18 |X|     Item 17 |_|

================================================================================

                                TABLE OF CONTENTS

                                                                           Page

PRESENTATION OF INFORMATION.................................................iii
FORWARD-LOOKING STATEMENTS...................................................iv
EXCHANGE RATES...............................................................iv

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers...............1
Item 2.   Offer Statistics and Expected Timetable.............................1
Item 3.   Key Information.....................................................1
Item 4.   Information on the Company.........................................13
Item 5.   Operating and Financial Review and Prospects.......................28
Item 6.   Directors, Senior Management and Employees.........................43
Item 7.   Major Shareholders and Related Party Transactions..................47
Item 8.   Financial Information..............................................49
Item 9.   The Offer and Listing..............................................54
Item 10.  Additional Information.............................................56
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.........66
Item 12.  Description of Securities Other than Equity Securities.............69

                                     PART II

Item 13.  Defaults, Late Dividends and Delinquencies.........................70
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds....................................................71
Item 15.  Controls and Procedures............................................71
Item 16A. Audit Committee Financial Expert...................................71
Item 16B. Code of Ethics.....................................................71
Item 16C. Principal Accountant Fees and Services.............................71
Item 16D. Exemptions from the Listing Standards for Audit Committees.........72
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers.........................................................72

                                    PART III

Item 17.  Financial statements...............................................73
Item 18.  Financial statements...............................................73
Item 19.  Exhibits...........................................................73

                           PRESENTATION OF INFORMATION

      Supermercados Unimarc S.A., or Unimarc, is a publicly held stock corporation (SOCIEDAD ANONIMA ABIERTA) organized under the laws of the Republic of Chile. We completed the initial public offering of American Depositary Shares, or ADSs, representing our shares of common stock, and registered our ADSs on the New York Stock Exchange under the symbol "UNR", in 1997. The NYSE suspended the listing of our ADSs in the NYSE prior to the opening of the market on April 2, 2003. The NYSE made this decision on the ground that the average closing price of our ADSs had been less than U.S.$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the deadline prescribed by the NYSE. Our shares of common stock are registered with
(1) the Bolsa de Comercio de Santiago, (2) the Bolsa Electronica de Chile and
(3) the Bolsa de Corredores - Bolsa de Valores de Valparaiso. We refer to the Bolsa de Comercio de Santiago, the Bolsa Electronica de Chile and the Bolsa de Corredores - Bolsa de Valores de Valparaiso, as the "Chilean stock exchanges". We are registered with the Superintendencia de Valores y Seguros de Chile. We are subject to the rules and regulations applicable to publicly held corporations in Chile and to the rules and regulations of the U.S. Securities and Exchange Commission, or the Commission. All of our directors and officers and certain experts named in this annual report reside outside the United States, principally in Chile and Argentina.

      In this annual report (1) references to "U.S. dollars", "U.S. Dollars", "dollars", "$", U.S.$ or "U.S.$" are to U.S. dollars, the legal currency of the United States; (2) references to "pesos", "Chilean pesos" or "Ch$" are to Chilean pesos, the legal currency of Chile; (3) references to "UFs" are to "Unidades de Fomento", a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate for the previous month; (4) references to "Argentine pesos" or "A$" are to Argentine pesos, the legal currency of Argentina; (5) references to "euros" are to euros, the legal currency of the European Union; and (6) references to "DM" are to German marks, the legal currency of Germany prior to the adoption of the euro. Certain figures contained in this annual report may not add to totals due to rounding.

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

                           FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the Securities Act, and
Section 21E of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These statements are based on the current beliefs of our management, as well as on assumptions made by our management based on information regularly available to it. The words "expect", "anticipate", "want", "plan", "may", "believe", "seek", "estimate" and similar expressions identify some of these forward-looking statements. Forward-looking statements appear throughout this annual report, including, without limitation, under "Item 3. Key Information -- Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review". These forward-looking statements relate, among other things, to:

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

                                 EXCHANGE RATES

      Before 1989, Chilean law permitted the purchase and sale of foreign exchange only in the events specifically authorized by Banco Central de Chile, or the Central Bank. The Central Bank Act of 1989, (LEY ORGANICA CONSTITUCIONAL DEL BANCO CENTRAL DE CHILE NO. 18,840) liberalized the rules that govern the ability to buy and sell foreign currencies. Under this Central Bank Act, the Central Bank may require that certain types of purchases and sales of foreign currencies, as specified in the law, be carried out in the formal exchange market (MERCADO CAMBIARIO FORMAL). The Central Bank also determines which banks or other entities are authorized to engage in currency transactions in the formal exchange market. The translation of pesos into U.S. dollars of all payments and distributions by us, with respect to the ADSs, must be transacted at the "spot" market rate in the formal exchange market.

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

o the value of the reference currency basket is adjusted by 0.008077%, on a daily basis, during the period from the tenth day of January 2004 through the ninth day of January 2005, both dates inclusive.

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

                                                        CRM value
   Value of the reference exchange rate = -------------------------------------
                                          (0.8 + 0.12493 x P d/e + 5.911/P y/d)

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

      Purchases and sales of currencies which may be effected outside the formal exchange market, are carried out in the informal exchange market (MERCADO CAMBIARIO INFORMAl). The informal exchange market and its predecessor, the "extra-official market", reflect the offer and demand for currencies. There are no established limits as to the rate of fluctuation of the exchange rate in the informal exchange market either above or below the reference exchange rate or the observed exchange rate. On December 31, 2003, the average exchange rate in the informal market was 1.1% higher than the observed exchange rate, which was Ch$593.80 per U.S. dollar.

      The table below shows the highest annual value, the lowest annual value, the average annual value, and the value at the end of the period for the observed exchange rate for U.S. dollars, beginning 1999, as reported by the Central Bank.

YEAR ENDED AS OF DECEMBER 31,        HIGH        LOW       AVERAGE    PERIOD END
-----------------------------        ----        ---       -------    ----------
1999 ...........................    550.93      468.69      508.78      530.07
2000 ...........................    580.37      501.04      539.49      573.65
2001 ...........................    716.62      557.13      634.94      654.79
2002............................    756.56      641.75      688.94      718.61
2003............................    758.21      593.10      691.40      593.80
January 2004....................    596.78      559.21      573.64      591.42
February 2004...................    595.34      571.35      584.31      592.87
March 2004......................    623.21      600.80      603.91      616.41
April 2004......................    624.98      596.61      608.19      624.98
May 2004........................    644.42      622.25      635.76      636.02
June 2004.......................    649.45      634.25      643.50      636.30
July 2004 (through July 15).....    636.34      630.39      632.69      631.86

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The table below shows selected consolidated financial and operating information as of the dates and for each of the periods indicated. The information for the years ended December 31, 2001, 2002 and 2003 should be read in conjunction with, and is qualified in its entirety by, reference to our audited consolidated financial statements, included elsewhere in this annual report. Our audited consolidated financial statements were prepared in accordance with Chilean generally accepted accounting principles, or Chilean GAAP, which differ in certain important respects from U.S. generally accepted accounting principles, or U.S. GAAP. Note 40 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net loss and total shareholders' equity reported under Chilean GAAP at December 31, 2002 and 2003.

      As required by Chilean GAAP, our financial statements have been restated to reflect the effect of variations in the purchasing power of the Chilean peso due to inflation. These changes are based on the Chilean consumer price index, or CPI, as measured between December 1 and November 30 of each year. The financial information for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 has been expressed in Chilean pesos as of December 31, 2003. See "Item
5. Operating and Financial Review".

      For your convenience, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified exchange rates. Since the Federal Reserve Bank of New York does not report an exchange rate for the purchase of Chilean pesos, we made these translations using the observed dollar exchange rate as reported by the Central Bank at December 31, 2003, which was Ch$593.80 per U.S. dollar. You should not construe any translations of Chilean pesos into U.S. dollars included in this annual report as a representation that the amounts in pesos actually represent the amounts translated into dollars. Additionally, you should not construe any such translations as a representation that the amounts in pesos have been, could have been or may be translated into dollars at that or any other exchange rate. See "Exchange Rates".

INCOME STATEMENT DATA:

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------------------------------------
                                           1999            2000            2001            2002            2003          2003 (1)
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                      (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF U.S.$ AS OF DECEMBER 31, 2003) (2)
CHILEAN GAAP:
  Net Sales .........................       194,785         170,542         149,423         123,567         127,544         214.8
  Cost of sales .....................      (153,183)       (140,543)       (114,926)        (97,551)       (100,433)       (169.1)
  Gross profit ......................        41,602          29,999          34,497          26,016          27,110          45.7
  Adm. and selling expenses .........       (41,279)        (29,768)        (32,811)        (33,481)        (31,677)        (53.3)
  Operating income (loss) ...........           323             231           1,687          (7,465)         (4,566)         (7.7)
  Non-operating income ..............        15,601           3,329             571           2,543           1,414           2.4
  Non-operating expense .............        (7,001)         (5,435)         (7,492)         (7,192)         (5,534)         (9.3)
  Price-level restatement ...........           928             885             350           4,840           2,234           3.8
  Income taxes ......................          (754)          1,097           2,764           5,648           1,382           2.3
  Minority interest .................        (1,312)              4            (0.8)              5               5           0.01
  Net income (loss) .................         7,784             112          (2,122)         (1,616)         (4,249)         (7.2)
  Net Income (loss) per share (3) ...          6.17            0.09           (0.16)          (0.13)          (0.34)          0.0
  Net Income (loss) per ADS (3) .....        308.43            4.44           (8.41)          (6.40)         (16.84)          0.0
  Dividends per share (Historical) ..          1.12          0.0026               0               0               0           0.0
  Weighted average shares outstanding
     (000s) .........................     1,261,850       1,261,850       1,261,850       1,261,850       1,261,850     1,261,850


U.S. GAAP:
  Net sales .........................       195,066         170,560         152,851         123,567         123,454         207.9
  Cost of sales .....................      (153,183)       (140,543)       (114,926)        (97,551)        (96,344)       (162.2)
  Gross profit ......................        41,883          30,017          37,925          26,016          27,110          45.7
  Administrative and selling expenses       (41,222)        (29,855)        (32,971)        (33,578)        (31,751)        (53.5)
  Operating income ..................           661            (228)          4,954          (7,562)         (4,641)         (7.8)
  Non-operating income ..............        15,320             604             570           3,582           1,414           2.4
  Non-operating expense .............        (6,119)         (4,491)         (6,466)         (5,966)         (3,888)         (6.5)
  Price-level restatement ...........           940             886             350           4,841           2,235           3.8
  Income taxes ......................          (892)         (2,147)            730           4,788             783           1.3
  Minority interest .................        (1,312)              4              (1)              5               5           0.01
  Net income (loss) .................         8,598            (628)            137            (312)         (4,092)         (6.9)
  Net Income (loss) per share .......          6.82           (0.49)           0.11           (0.24)          (3.24)          0.0
  Net Income (loss) per ADS .........        340.88          (24.75)           5.45            (5.1)         (16.20)         (0.01)
  Weighted average shares
     outstanding (000s) .............     1,261,850       1,261,850       1,261,850       1,261,850       1,261,850     1,261,850

----------
(1) Unaudited Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$ 593.80 per U.S. dollar, the Observed Exchange Rate on December 31, 2003.
(2)  Except ratios, shares outstanding, per share, per ADS and operating data.
(3) In pesos and dollars not in millions. We calculated net income per share and per ADS based on the weighted average number of shares of common stock outstanding during the relevant period.

BALANCE SHEET DATA:

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                        1999         2000         2001         2002          2003        2003 (1)
                                                     ---------    ---------    ---------    ---------     ---------     ---------
                                                           (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF U.S.$
                                                                     AS OF DECEMBER 31, 2003) (2)
CHILEAN GAAP:
Total current assets .............................      32,036       33,966       35,838       21,966        25,559          43.0
Net property, plant and equipment ................     143,199      159,411      162,343      152,218       131,028         220.7
Total assets .....................................     199,999      216,248      219,757      201,139       180,331         303.7
Short-term debt (2) ..............................      30,937       29,247       31,594       24,856         9,355          15.8
Long-term debt ...................................       7,273        7,909       10,278        8,434        17,272          29.1
Total shareholders' equity .......................     113,648      111,022      109,354      108,901        97,947         164.9

U.S. GAAP:
Total current assets .............................      32,215       33,998       34,924       22,012        25,557          43.0
Net property, plant and equipment ................     131,324      130,282      149,207      144,532       126,904         213.7
Total assets .....................................     177,306      180,316      199,377      187,524       171,540         288.9
Short-term debt (2) ..............................      30,937       29,247       31,593       24,856         9,354          15.8
Long-term debt ...................................       7,273        7,909       10,278        8,434        17,272          29.1
Total shareholders' equity .......................      93,048       77,349       88,075       93,592        86,848         146.3

OTHER FINANCIAL DATA:
                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                        1999         2000         2001         2002          2003        2003 (1)
                                                     ---------    ---------    ---------    ---------     ---------     ---------
                                                           (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF U.S.$
                                                                     AS OF DECEMBER 31, 2003) (2)
OTHER FINANCIAL INFORMATION (CHILEAN GAAP):
Capital expenditures .............................      29,001       31,320       17,241        1,256           280           0.5
Depreciation and amortization ....................       6,964        6,719        7,171        8,041         7,091          11.9
Funds from operations (3) ........................      18,221        5,581        6,647      (12,951)       (4,448)          7.5

FINANCIAL RATIOS (CHILEAN GAAP) UNAUDITED (4):
Gross margin .....................................        21.4%        17.6%        23.1%        21.1%         21.3%         21.3%
Operating margin .................................         0.2%         0.1%         1.1%       -6.0%         -3.6%         -3.6%
Net margin .......................................         4.0%         0.1%       -1.4%        -1.3%         -3.3%         -3.3%
Current ratio ....................................        49.5%        52.3%        52.2%        38.3%         59.9%         59.9%
Total debt/total shareholders' equity ............        37.0%        33.9%        38.3%        30.6%         27.2%         27.2%

OPERATING DATA (CHILEAN GAAP) UNAUDITED:
Number of supermarkets
   (at end of period) ............................          32           33           33           37            39            39
Number of supermarkets remodeled or
   expanded (during period) ......................           -            1            1            7             9             9
Total selling space of supermarkets
(in square meters at period end) .................      56,249       62,837       62,837       63,318        63,370        63,370
Average selling space per supermarket (5) ........       1,815        1,745        1,904        1,712         1,662         1,662
Average sales per supermarket (6) ................       4,935        4,730        3,951        3,253         3,371          5.68
Total number of employees
   (at period end) ...............................       2,012        1,976        1,950        3,814         4,022         4,022
Sales (in thousands) per square
   meters(7) .....................................       2,701        2,709        2,076        1,790         2,028          3.42
Sales (in thousands) per employee ................      77,568       81,143       66,870       27,693        31,711          53.4

----------
(1) We translated unaudited Chilean peso amounts (except dividends) into U.S. dollars at the rate of Ch$ 593.80 per U.S. dollar, the Observed Exchange Rate at December 31, 2003.
(2) Short-term debt consists of short-term obligations with banks plus the current portion of long-term liabilities.
(3) Funds from operations are equivalent to working capital provided by operations and are applicable only under Chilean GAAP. Funds from operations are not a defined term under U.S. GAAP.
(4) These ratios, which are expressed as percentages, were calculated as follows: Gross Margin = (Gross Profit) / (Sales); Operating Margin = (Operating income) / (Sales); Net margin = (Net income) / (Sales); Current Ratio = (Current Assets) / (Current Liabilities).
(5) Total selling space at the end of each month, divided by the number of open supermarkets at the end of that month, averaged during the year.
(6) Supermarket net sales for the period divided by the average number of supermarkets at the end of each month during the period.
(7) Supermarket net sales for the period divided by the average square meters of selling space at the end of each month during the period.

                                  RISK FACTORS

RISKS RELATING TO UNIMARC

      WE HAVE SUBSTANTIAL OUTSTANDING LIABILITIES, AND WE ARE IN DEFAULT ON SOME OF OUR DEBT OBLIGATIONS

      Our net sales (1) increased to Ch$127,544 million or 3.2% in 2003, from Ch$123,567 million in 2002 and (2) decreased to Ch$123,567 million or 17.3% in 2002, from Ch$149,423 million in 2001. Additionally, as of December 31, 2003 (1) our total current assets were Ch$25,559 million, while our total current liabilities were Ch$42,704 million, and (2) our total assets were Ch$180,331 million, while our total liabilities were Ch$82,363 million. Due to our financial difficulties we have been unable to repay some of our debt, and we have restructured the payment terms of our most important current liabilities, as described below. See "Item 5. Operating and Financial Review".

      As of December 31, 2003, our long-term debt totaled Ch$17,272 million, or U.S.$29.1 million, or 9.6% of our total consolidated assets, and principally consisted of seven loans to us or to our affiliates from Bank Boston N.A., Nassau Branch, or BankBoston, Banco CorpBanca S.A., or CorpBanca, Banco Kreditanstalt fur Wiederaufbau, or Banco Kreditanstalt, Banco Societe Generale S.A., or Societe Generale, Export Import Bank of the United States, or Eximbank, Scotiabank Sudamericano S.A., and Banco Santander Santiago S.A. We have incurred payment defaults in connection with the following long-term loans.

o Banco Kreditanstalt made two loans to us in the aggregate principal amount of DM45 million in August 2000, with an aggregate outstanding balance, including both principal and interest, of Ch$4,279 million, or U.S.$7.2 million, as of December 31, 2003. In November 2001, we pledged to Banco Kreditanstalt a portion of the assets we acquired with the proceeds of these loans. These assets consist of materials used in the construction and remodeling of our stores. As of December 31, 2003 the book value of the pledged assets was U.S.$4.1 million.

      Because of payment defaults incurred by Inversiones Errazuriz, Ltda., or Inverraz, our ultimate parent, with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt decided to accelerate the loans that it made to us. On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover a portion of our loans in the aggregate principal amount of U.S.$2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as we deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, we appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

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

      Pursuant to the above agreement and waiver, we entered into two rescheduling agreements in the aggregate principal amounts of U.S.$5.3 million and U.S.$1.8 million, respectively, which restructured the payment of the loans to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annual installments, in March and September of each year, from 2004 through 2013; and (2) interest will be paid semi-annually at Libor plus 1.05% and Libor plus 2.5%, respectively.

o In July 2000, Societe Generale granted a U.S.$2.1 million loan to Supermercados Hipermarc S.A., our Argentine subsidiary, or Hipermarc, with an outstanding balance, including both principal and interest, of Ch$435 million, or U.S.$0.73 million, as of December 31, 2003. The mortgaged properties that secure the repayment of the loan include building facilities located at (1) Avda. Rivadavia No. 5751/5/63 and (2) Avda. Rivadavia No. 5765/67/69, in Buenos Aires. These properties have an aggregate book value of U.S.$2.3 million as of December 31, 2003. On November 28, 2003, Hipermarc and Societe Generale entered into an agreement that (1) permitted Hipermarc to repay a U.S.$136,052.54 portion of the loan through the assignment (DACION EN pago) to Societe Generale of a piece of real estate located at Partido Vicente Lopez, with a book value of U.S.$308,200 as of the date of the assignment; (2) restructured the repayment of U.S.$2,117,258.60 (the remaining outstanding balance of the loan) in 49 monthly, and consecutive installments, beginning on December 15, 2003, and ending on December 15, 2017; and (3) provided for the payment of interest on the outstanding balance of the loan at a rate equal to BAIBOR, an inter-bank rate, as published monthly by the Central Bank of the Republic of Argentina, plus 10 basis points.

o In August 1998, State Street Bank and Trust Company, or State Street, lent us the aggregate principal amount of U.S.$808,996, with an outstanding balance, including both principal and interest, of Ch$66 million, or U.S.$100,000, as of December 31, 2003. The Export-Import Bank of the United States, or Eximbank, guaranteed the repayment of these loans. Following our payment default in 2002, State Street refused to restructure the payment of these loans, and Eximbank paid the outstanding balance of the loans to State Street. Pursuant to an initial agreement between us and Eximbank, dated August 1, 2002, Eximbank agreed to restructure the repayment of the loans in eight consecutive principal and interest installments, payable in March, June, September and December of each year, beginning in August 2002 and ending in June 2004. We have fully repaid this loan.

      As a result of covenant defaults, including the above payment defaults, our other long-term debt lenders could accelerate the payment of loans that they have made to us.

      As of December 31, 2003, our short-tem debt, including the current portion of our long-term debt, totaled Ch$9,355 million, or U.S.$15.8 million, or 5.2% of our total consolidated assets, and comprised, among others, the current portion of a loan payable to Nassau BankBoston, or BankBoston, with an outstanding balance, including both principal and interest, of Ch$12,821 million, or U.S.$21.6 million, as of December 31, 2003.

      In March 2002, BankBoston extended the maturity date of this loan to May 31, 2002. We then negotiated with BankBoston several additional extensions of the maturity date of the loan because we were unable to complete its repayment on May 31, 2002. On May 6, 2003 we entered into a further amendment of the underlying credit agreement to restructure the repayment terms of the loan. The effectiveness of this amendment was subject to our compliance with certain conditions, which we had to satisfy no later than August 4, 2003. We were able to comply with some of the conditions by this deadline, and the maturity date of the loan was extended through August 18, 2003. By this date, we were able to fully satisfy the remaining conditions. As a result, the payment of the loan was restructured as follows: (1) principal is payable in eighteen quarterly installments, from August 2003 through November 2007; and (2) interest is payable quarterly at the rate of 4.04% on the outstanding principal balance of the loan. The amounts of the principal installments under the restructured loan are as follows: (1) each of the two initial installments are equal to U.S.$250,000; (2) each of the 15 installments following the initial two installments are equal to U.S.$1 million; and (3) the final installment is equal to U.S.$6,506,346.

      As a result of covenant defaults, including the above payment defaults, our other short-term debt lenders could accelerate the payment of the loans they made to us.

      As of December 31, 2003, we had guaranteed the payment of certain debt incurred by our affiliates. In 1994 and 1996, a syndicate of financial institutions for whom State Street acted as agent made a U.S.$50.0 million unsecured loan and a U.S.$65.0 million unsecured loan, respectively, to Inverraz. The payment terms of the 1994 loan were as follows: (1) principal was payable in semi-annual installments of U.S.$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002;
(2) interest was payable semi-annually at a rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%. The payment terms of the 1996 loan were as follows: (1) principal was payable in semi-annual installments of U.S.$4,444,445 under the series A tranche of the loan, and semi-annual installments of U.S.$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

      We were one of the guarantors under the 1994 loan. We were also one of the guarantors under the 1996 loan. As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In each loan, our "attributable liability" is adjusted from time to time based on the outstanding balance of such loan. However, if State Street had been unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by one of the events specified in the applicable credit agreement, the attributable liability of the other guarantors would have been subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the loan agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

      In April 2001, following the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors and certain other entities claimed to be "loan guarantors" (collectively, the "Chilean Defendants") seeking repayment of the loans.

      We maintained that, pursuant to our capped attributable liability under the credit agreements, we were exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. However, the default judgment was upheld in connection with our appeal described in greater detail in "Item 8 -- Financial Information-Legal Proceedings".

      WE HAVE INCURRED CERTAIN CONTINGENT LIABILITIES WITH RESPECT TO RELATED PARTY INDEBTEDNESS

      We have guaranteed the repayment of certain debt of related parties, which exposes us to direct liability if our related party defaults under such debt. See "-Risk Factors Relating to Unimarc and the Supermarket Industry", "Item 7. Major Shareholders and Related Party Transactions" and "Item 8. Financial Information -- Legal Proceedings".

      OUR CONTROLLING SHAREHOLDER HOLDS A SUBSTANTIAL MAJORITY OF OUR CAPITAL AND EXERCISES SIGNIFICANT INFLUENCE OVER US

      Inverraz is our parent company through its 97.2% ownership of Alimentos Nacionales S.A., which in turn owns 57.16% of our shares of common stock. Accordingly, Inverraz is in a position to direct our management and to determine the result of substantially all matters to be decided by vote of the shareholders, including the election of our board of directors. Additionally, if the Bank of New York, in its capacity as depositary of the ADSs, the Depositary, does not receive instructions from a holder of ADSs with respect to the shares of common stock underlying the ADSs during or prior to the date established for such purpose, such holder is deemed, and the Depositary deems it to have instructed the Depositary to give a discretionary proxy with full power of substitution to the President of our board of directors, or to a person designated by the President of our board of directors, to vote such shares of common stock. See "Item 4. Information on the Company".

      Additionally, a disposition by Inverraz of a significant number of our shares of common stock, or the perception that such disposition might occur, could adversely affect the trading price of our shares of common stock in the Chilean stock exchanges and, consequently, the price of our ADSs.

RISKS RELATING TO THE SUPERMARKET INDUSTRY

      WE FACE COMPETITION FROM GROWING CHILEAN AND INTERNATIONAL SUPERMARKET CHAINS AS WELL AS SMALLER RETAILERS IN CHILE

      The food retailing industry in Chile is highly competitive and is characterized by growing competition and increasing pressure on margins. The number and type of competitors and the degree of competition experienced by individual stores vary depending on their location. Competition occurs on the basis of prices, location, quality and product selection, service variety, and store conditions and brand recognition. We compete with regional and local supermarket chains and individual supermarkets, independent grocery stores, convenience stores, open-air markets and international supermarket chains. International supermarkets arrived in Chile in 1998 when Carrefour (France) opened its first supermarket. Disco Ahold International Holdings N.V. arrived through a joint venture with the owners of Disco-Velox. Disco-Velox was the owner of Santa Isabel S.A., or Santa Isabel, one of our main competitors until 2003, when Disco-Velox sold its interest in Santa Isabel to Cencosud S.A., a Chilean company owned by "Hipermercados Jumbo S.A.", or "Jumbo," another competitor. It is also likely that certain international chains might elect to participate in the Chilean market through joint ventures with domestic chains or through the acquisition of a significant share in domestic supermarket chains.

      Additionally, our principal competitors in Chile, including Distribucion y Servicios D&S S.A., or "D&S" and Jumbo have opened new supermarkets and remodeled existing supermarkets in several regions, including regions where we operate. In 2003, D&S opened two new stores in the city of Rancagua, one hypermarket in the borough of Huechuraba, two hypermarkets in the boroughs of

Valparaiso and Curico, and one supermarket in the borough of Talca, and it reopened three stores it had in Estoril, Los Dominicos and La Dehesa, by transforming them into hypermarkets, which permitted D&S to increase its selling space by 18,641 square meters. In 2003, Jumbo opened two stores in the city of Santiago, which permitted it to increase its selling space by 25,006 square meters. Certain of our competitors in Chile, including D&S and Jumbo, have significant financial resources and could use these resources to take steps that could adversely affect our competitive and financial position. Competition may require us to (1) adjust our pricing policy, (2) modify our major expenditure plans, or (3) take other actions that may adversely affect our profitability. We may not assure you that competition in the future will not materially and adversely affect our business, our financial condition, operating results, cash flows or prospects.

      During 2003, selling space in the Chilean supermarket industry grew by 95,753 square meters, or 8.7%. According to the Instituto Nacional de Estadisticas (INE), during 2003, sales in the supermarket industry grew by 9.1%. At the end of 2003, there were 680 stores in Chile, as compared to 655 stores at the end of 2002. Since supermarket industry participants closed 41 supermarkets during 2003, the above information from the INE suggests that during 2003, industry participants opened 66 supermarkets.

      OUR RESULTS WILL DEPEND TO A SIGNIFICANT EXTENT ON OUR ABILITY TO CONTINUE TO OPEN NEW STORES AND REMODEL EXISTING ONES, AS WELL AS TO PLAN AND OPERATE SUCH STORES ON A PROFITABLE BASIS

      From January 2003 through April 2004, we refurbished several stores, including Vitacura, Manquehue, Vespucio, Santa Maria de Manquehue, Los Leones, Maipu II, Las Tranqueras, Concepcion, Curico, Gran Avenida, Grecia and Irarrazaval. From 2000 through April 2004 we opened eleven stores, namely Parque La Florida, Villarrica, Barros Arana, Rodriguez, Panguipulli, Pichilemu, Pitrufquen, Loncoche, Amunategui, La Cisterna and Curacavi. Our ongoing expansion and renovation program includes the remodeling and opening of additional stores. The successful completion of our expansion and renovation program depends on several factors, including zoning, regulatory and other permit issues, the hiring and training of qualified personnel, and the level of existing and future competition in areas where new or remodeled stores are to be located and general macroeconomic conditions. We cannot assure you that we will complete our planned expansion within the time currently foreseen or that it will successfully manage any growth in our business. Furthermore, we cannot assure you that new store openings will not result in diversion of sales from existing stores.

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

      THE LESSORS OF THE SUPERMARKETS THAT WE OPERATE COULD TERMINATE THE LEASES

      At December 31, 2003, we operated 39 supermarkets in Chile, 10 of which are owned by entities within the Unimarc group, 14 of which are leased from subsidiaries of Inverraz, and 15 of which are leased from third parties. Our lessors, including both affiliates and third party lessors, could terminate our lease contracts on their expiration date or upon the occurrence of certain events specified in such contracts. If a substantial number of our lessors terminate our lease contracts, our supermarket operations in Chile may be substantially reduced, which may have a material adverse affect on our operating income and our financial condition. See "Item 4. Information on the Company -- Description of Property".

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

      At December 31, 2003, 65.8% of our total assets were located in Chile, and we derived 99.2% of our net sales from our operations in Chile. Our revenues depend on the financial condition of our clients, which are sensitive to the overall performance of the Chilean economy. Adverse local, regional or worldwide economic trends affecting the Chilean economy may have a material adverse effect on our financial condition and operating results. Although the Chilean economy grew each year between 1984 and 1997, in 1998 this trend changed significantly. According to information published by the Central Bank, the Chilean economy grew at a rate of 3.2% in 1998, contracted at a rate of 0.8% in 1999 and grew at rates of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002 and 3.3% in 2003, and the
Chilean economy is expected to grow to between 4.5% to 5.5% in 2004 and between 5.5% and 6.0% in 2005. During 2003, internal consumption increased by approximately 3.5% and is expected to increase by 5.2% during 2004. During the last quarterly of 2003, the unemployment rate decreased from 8.8% in October to 7.4% in December. In addition, during 2003, inflation was 1.1%. The Central Bank estimates that during 2004 inflation will be between 2% and 4%. During 2003, sales in the Chilean supermarket industry increased by 9.1%, in real terms, and by 9.5%, in nominal terms, as compared to 2002.

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

      The economic policies of the Chilean government and any future change in the value of the Chilean peso as compared to the U.S. dollar may affect the value in dollars of our shares of common stock and of our ADSs. The Chilean peso has been subject to devaluation in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1998 through December 31, 2003, the value of the peso relative to the U.S. dollar declined approximately 17%, as compared to 27% during the period from December 31, 1994 to December 31, 1998. As of April 30, 2004, the observed exchange rate was Ch$624.98 per U.S. dollar.

      A devaluation of the Chilean peso would negatively affect our operating results by (1) increasing our cost of borrowing since the peso cost of interest payments on our U.S. dollar indebtedness would increase, and (2) generally increasing the amount of pesos we would need to use to purchase U.S. dollar currency in order to repay our U.S. dollar-denominated liabilities. Additionally, Chilean trade in the shares of common stock that underlie our ADSs is conducted in pesos. The Depositary receives cash distributions with respect to our shares of common stock in Chilean pesos, which then converts them into U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of our ADSs and any distributions to be received from the Depositary would be adversely affected. The Depositary also incurs customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. We do not engage in hedging transactions with respect to our currency fluctuation risks. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

      INFLATION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, OPERATING RESULTS AND THE VALUE OF OUR SHARES AND ADSS

      Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a significant adverse effect on our financial condition and operating results. The annual inflation rates in Chile (as measured by changes in the CPI and as reported by the INE) in 1996, 1997, 1998, 1999, 2000, 2001, 2002 and 2003 are 6.6%, 6.0%,
4.7%, 2.3%, 4.5%, 2.6%, 2.8% and 1.1%, respectively. Although we generally transfer our increased costs resulting from inflation to our clients through an increase in product prices, we cannot provide assurance whether or to what extent we will be able to pass on increased costs in the future. Further, we cannot assure you that the performance of the Chilean economy, our operating results or the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

      THE MARKET FOR OUR SHARES COULD BE VOLATILE AND ILLIQUID

      The Chilean stock markets are substantially smaller, less liquid and more volatile than the stock markets in the United States. Companies registered with the Bolsa de Comercio de Santiago, the principal stock exchange in Chile, had
(1) a market capitalization of approximately Ch$51,131,954 million, or U.S.$86,110 million at December 31, 2003 and (2) an average monthly trading volume of U.S.$628 million during 2003. The ten largest companies in terms of market capitalization at December 31, 2003 represented approximately 47.4% of the Santiago Stock Exchange's aggregate market capitalization. The daily transaction volumes on the Bolsa de Comercio de Santiago are on average substantially lower than those on the principal national securities exchanges in the United States. During 2003, approximately 3.0% of the registered shares were traded on the Bolsa de Comercio de Santiago with an average presence of 44.4% in business days.

      Additionally, shares traded in Chile are affected by developments in other emerging markets, particularly in other Latin American countries.

      ECONOMIC PROBLEMS IN ARGENTINA MAY HAVE AN ADVERSE EFFECT ON THE CHILEAN ECONOMY AND ON OUR OPERATING RESULTS AND ON THE PRICE OF OUR ADSS AND SHARES

      At December 31, 2003, 34.16% of our total assets were in Argentina and 0.81% of our net sales derived from our operations in Argentina. Argentina's insolvency and recent default on the payment of its public debt, which deepened the existing financial, economic and political crisis in that country could adversely affect Chile, our business or the market price of our shares and ADSs. The devaluation of the Argentine peso had a material adverse effect on Argentina and threatens to collapse the Argentine financial system, which could also trigger a major inflation. The Argentine government has prohibited debtors from servicing their external debt without the approval of the Central Bank of Argentina. If the Argentine economic environment continues to deteriorate or does not recover, the Chilean economy could also be affected and could experience a slower growth than in previous years due to the proximity and commercial partnership of both countries.

      Securities prices of Chilean companies are, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the U.S. economy. We cannot assure you that the Argentine economic crisis will not have an adverse effect on Chile, the price of our shares and ADSs, or our business.

RISKS RELATING TO CHILEAN LAW

      CHILE IMPOSES CONTROLS ON FOREIGN INVESTMENT AND ON THE REPATRIATION OF INVESTMENTS THAT MAY AFFECT INVESTMENT IN, AND EARNINGS FROM, OUR ADSS

      Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of related investments and earnings. The ADS facility, however, is the subject of a contract called the Foreign Investment Contract, among the Depositary, Unimarc and the Central Bank. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile's formal exchange market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank. Additionally, there are judicial precedents (although not binding on future juridical decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. We cannot assure you, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can we make any assessment of the duration or implications of any such restrictions that might be imposed. If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary is unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in Chilean pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the Depositary.

      Cash and property dividends paid to a foreign person (non-Chilean) with respect to ADSs are subject to a 35.0% Chilean withholding tax. Stock dividends are not subject to Chilean taxes.

      CHILE HAS DIFFERENT CORPORATE DISCLOSURE, GOVERNANCE AND ACCOUNTING STANDARDS THAN THOSE YOU MAY BE FAMILIAR WITH IN THE UNITED STATES

      The securities laws of Chile which govern open or publicly held corporations in Chile, such as us, impose regulatory requirements that are more limited than those in the United States in certain important respects. Additionally, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported on the basis of the United States' accounting and reporting standards. See Note 40 to our consolidated financial statements, which describes the main differences between the Chilean

GAAP and the U.S. GAAP and the reconciliations to U.S. GAAP of net loss and total equity of the shareholders for the periods and dates indicated.

      Pursuant to Chilean Law No. 19,705 (LEY DE OPAS or Law of Public Offering of Securities), enacted in December 2000, the controlling shareholders of an open corporation may only sell their controlling shares by way of an offer made to all the shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price offered is higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%). Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell their controlling shares directly to a third party without requiring an offer to all shareholders, provided that such authorization was granted by an extraordinary shareholders' meeting held within six months after the approval and enactment of Law No. 19,705. In our shareholders' meeting held on April 27, 2001, our controlling shareholders decided to invoke this grace period granted by Transitory Article No. 10 of Law No. 19,705. The above three-year grace period has expired.

      Minority shareholders have fewer and less defined rights under Chilean law and under our Estatutos, which function as our Articles of Incorporation and our bylaws, than they might have as minority shareholders of a corporation incorporated in a U.S. jurisdiction.

      YOU MAY BE UNABLE TO EXERCISE YOUR PREEMPTIVE RIGHTS

      Chilean Corporations Law No. 18,046 (LEY DE SOCIEDADES ANONIMAS No.18,046) enacted on October 22, 1981, requires a Chilean company to grant preemptive rights to all of its existing shareholders to purchase a sufficient number of shares to maintain their existing percentage of ownership of such company whenever the company issues new shares for cash. Although any preemptive rights in connection with any future issuance of shares of common stock for cash will be offered to the Depositary as the registered owner of the common stock underlying the ADSs, the holders of ADSs are not entitled to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to these rights and shares of common stock or an exemption from the registration requirements of the Securities Act is available. In addition, a Central Bank ruling published in November 1995 effectively makes it impracticable for ADS holders to participate in preemptive rights offerings. In accordance with such ruling, ADS holders may exercise their preemptive rights and thus convert the newly acquired shares into ADSs being offered through the preemptive rights offering only if the company issuing such shares has entered into a new foreign investment contract with the Central Bank in order to cover the newly issued shares under the benefits of Chapter XXVI of the Compendium of Foreign Exchange Norms of the Central Bank. See "Item 10. Additional Information -- Exchange Controls and Other Limitations Affecting Securityholders".

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

ITEM 4.  INFORMATION ON THE COMPANY

      We are organized as a "SOCIEDAD ANONIMA ABIERTA" (open stock corporation), and our operations are governed by Chilean laws. Our headquarters are located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile. Our telephone number in Santiago is 011-56-2-687-7000. We have been renamed several times as follows: (1) Supermercados Unimarc S.A. in 1982, (2) Supermercados Unimarc
Ltda. in 1984, (3) Administradora de Inversiones y Supermercados Unimarc S.A.
in 1987, (4) Comercial e Inmobiliaria Unimarc S.A. in 1988 and (5) Supermercados Unimarc S.A., or Unimarc, in 1996.

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

      Unimarc was founded in 1961 under the name of "Unicoop Limitada", or "Unicoop". In 1982, Inverraz acquired Unicoop through an affiliate and renamed it "Unimarc". At the time of the acquisition, Unicoop had 13 stores and net sales of Ch$51,341 million. During the period from 1982 to 1990, Unimarc undertook a significant expansion program through the addition of 13 new supermarkets and the introduction of the "Multiahorro" brand. Between 1990 and 1994, we consolidated our operations and developed strategies to improve operating margins. In 1994 we started to carry out our strategy of expansion through the application of a new expansion and renovation program.

      Through a series of share purchases between 1995 and 1999, we acquired 99.9% of the shares of Supermercados Hipermarc S.A., Hipermarc, our subsidiary in Argentina. At present, Hipermarc owns (1) three shopping malls with supermarkets, two of which have an aggregate of 18 movie theaters, and food courts, and (2) another supermarket.

      In June 1999, Hipermarc leased four supermarkets to Supermercados Norte S.A. or Supermercados Norte, for a period of ten years, subject to total lease payments of Ch$7,072 million. In conjunction with this transaction, Hipermarc
(1) transferred all inventories maintained in, and all fixed assets relating to, such stores to Supermercados Norte, (2) assumed certain commitments including the obligation to hold Supermercados Norte harmless against any claims from third parties made prior to and up to 60 months after the date of the lease transaction, and (3) agreed not to compete against Supermercados Norte in the supermarket business in Argentina for a 10-year period. Supermercados Norte assumed all the accounts payable that Hipermarc owed to suppliers through the date of the lease transaction. Additionally, Unimarc issued two guaranties to Supermercados Norte as follows: (1) a guaranty in the amount of Ch$680 million to protect Supermercados Norte against any contingent liabilities resulting from disagreements with suppliers in connection with any accounts payable incurred up to the date of the lease transaction, and (2) a Ch$1,209 million performance guaranty.

      Under Chilean laws we are required to inform the Chilean SUPERINTENDENCIA DE VALORES Y SEGUROS (the Superintendency of Securities and Insurance, or SVS), about any material developments related to our operations. In compliance with this requirement, on August 30, 2001, we sent a communication to the SVS describing the fact that Inverraz was assessing the possibility of entering into a transaction that could potentially involve the sale of assets or shares in Unimarc. Inverraz started, but subsequently ceased negotiations preliminary to the sale. Inverraz has not informed us about any intention to enter into any broader transaction for the sale of any substantial portion of our shares or assets. We may not ascertain, however, whether Inverraz will not seek to undertake such transaction in the future. See "Item 3. Key Information -- Risk Factors Relating to Unimarc and the Supermarket Industry".

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

      The supermarket business is intensive in capital. In the last five years we spent approximately U.S.$15.8 million, mainly in expanding the existing supermarkets and creating new supermarkets in Chile. Between years 2004 and 2005, we expect to invest a total of U.S.$1.0 million to refurbish several new stores in Chile. We have already opened six new stores and expanded 13 stores since 1994. Our projected capital expenditures may vary substantially from the numbers set forth below due to market competition and the cost and availability of any necessary resources.

      We project capital expenditures of approximately Ch$595 million or U.S.$1.0 million, for 2004 and 2005, to remodel existing stores in Chile, which we expect to fund from internally generated resources. The table below shows our major capital expenditures during 2001, 2002 and 2003, and our major projected capital expenditures for 2004 and 2005:

CAPITAL EXPENDITURES

                                      2001        2002        2003     2004/2005
                                   ---------   ---------   ---------   ---------
                                           (IN MILLIONS OF CONSTANT CH$
                                             AS OF DECEMBER 31, 2003)
Lands                                  1,010           -           -           -
Buildings                              4,665           -           -           -
Equipment                             10,180         466         200           -
Vehicles                                  92          42          42           -
Remodeling                               606          54           -         360
Others                                   674         694          38         235
                                   ---------   ---------   ---------   ---------
Totals                                17,227       1,256         280         595
                                   =========   =========   =========   =========

      During the last three years, our largest divestitures totaled Ch$29,287 million. These divestitures consisted of dispositions of land, property, equipment, vehicles and investments in certain entities, including among others, the sale of supermarkets to affiliated entities. The table below sets forth our actual divestitures for 2001, 2002 and 2003 and projected divestitures for 2004 and 2005:

DIVESTITURES

                                      2001        2002        2003     2004/2005
                                   ---------   ---------   ---------   ---------
                                           (IN MILLIONS OF CONSTANT CH$
                                             AS OF DECEMBER 31, 2003)
Lands, buildings, plant and
equipment                             12,933       7,591       5,803           -
Investments                                -           -         501           -
Others                                 2,459           -           -           -
                                   ---------   ---------   ---------   ---------
Total                                 15,392       7,591       6,304           -
                                   =========   =========   =========   =========

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

      The following tables provide our estimates regarding population and supermarket industry in Chile as of December 31, 2003, 2002 and 2001, respectively:

                                          SUPERMARKET NET
               PERCENTAGE                     SALES(IN        PERCENTAGE OF                       NUMBER OF
              CONTRIBUTION   POPULATION     MILLIONS OF     TOTAL SUPERMARKET    NUMBER OF     INHABITANTS PER
REGION         TO GDP (1)        (2)          CH$) (4)          NET SALES      SUPERMARKETS      SUPERMARKET
------------  ------------   ----------   ----------------  -----------------  ------------    ---------------
I                 3.6%          428,594             71,505          2.2%             12             35,716
II                8.8%          493,984            142,714          4.4%             25             19,759
III               2.6%          254,336             59,577          1.8%             22             11,561
IV                2.7%          603,210            125,734          3.8%             29             20,800
V (3)             8.4%        1,539,852            327,941         10.0%             65             23,690
VI (3)            4.5%          780,627            157,566          4.8%             50             15,613
VII (3)           4.0%          908,097            128,604          3.9%             39             23,285
VIII (3)          8.4%        1,861,562            328,099         10.0%             98             18,996
IX (3)            2.4%          869,535            133,033          4.1%             58             14,992
X (3)             4.3%        1,073,135            215,223          6.6%             53             20,248
XI                0.5%           91,492             18,990          0.6%              5             18,298
XII               2.0%          150,826             52,236          1.6%             17              8,872
Santiago,
M.R. (3)         47.8%        6,061,185          1,519,607         46.3%            207             29,281
Total /
Average           100%       15,116,435          3,280,829        100.0%            680             22,230

----------
(1) For the year ended December 31, 1998, the last year for which data is available.
(2)   Population estimated at April 2002.
(3)   Regions where we operate.
(4)   Chilean pesos at December 31, 2003.


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


      MAJOR INDUSTRY PARTICIPANTS

      GENERAL. Based on estimates supplied by the Instituto Nacional de Estadisticas (INE), as of December 31, 2003, 680 supermarkets operated in Chile, and the industry's gross sales totaled U.S.$5,525 million, or 8.4% of the Chilean GDP.

      The supermarket industry is very concentrated. As of December 31 2003, only four supermarket chains accounted for 59.0% of the sales by all industry participants in Chile, as follows: (1) D&S accounted for 33.2% of the sales; (2) Cencosud accounted for 19.5% of the sales; (3) Supermercados San Francisco S.A. accounted for 3.2% of the sales; and (4) Unimarc accounted for 3.1% of the sales. D&S operates a total of 68 supermarkets with an average selling space of 4,902 square meters. On January 7, 2004, D&S purchased all of Carrefour's operations in Chile, which enabled it to add seven hypermarket stores to its operations in the Metropolitan region, representing an additional selling space of 58,638 square meters. The second largest participant in the supermarket industry, Cencosud, owns Jumbo, Santa Isabel, Supermercados Tops and Supermercados Las Brisas S.A. During 2003, Santa Isabel accounted for 7.5% of the sales in the supermarket industry, while Jumbo accounted for 11% of the sales. Jumbo operates nine hypermarkets with an average selling space of approximately 10,565 square meters, seven of which are located in the Metropolitan region and two of which are located in the Rancagua and Vina del Mar regions.

      As of December 2003, we were the fourth largest chain in the supermarket industry in Chile, with Ch$114,282 million, or 3.1%, of all supermarket sales during the year. We operate 39 supermarkets with an average space of 1,625 square meters. During 2003, our sales represented 3.1% of all sales by Chilean industry participants. Our stores are located in several regions of Chile, including (1) the Metropolitan region, (2) region V, in Vina del Mar, (3) region VI, in Rancagua and Pichilemu,
(4) region VII, in Curico, (5) region VIII, in Talcahuano, Concepcion and Chillan, (6) region IX, in Temuco, Villarrica, Pitrufquen and Loncoche, and (7) Region X, in Panguipulli.

      METROPOLITAN REGION. At December 31, 2003 there were 24 supermarkets in the Metropolitan region, distributed throughout all the cities in this region. D&S, Jumbo and our company accounted for 67.8% of all sales by industry participants in the region, with 71 supermarkets. D&S accounted for 40.1% of all sales by industry participants in the Metropolitan region, and operated 44 supermarkets with an average space of 5,770 square meters. Jumbo accounted for 23.3% of all sales by industry participants, and operated 7 supermarkets with an average space of 10,841 square meters. Unimarc accounted for 4.4% of all sales by industry participants and operated 24 supermarkets with an average space of 1,682 square meters.

      According to market information available from the INE, in 2003 sales in the Chilean supermarket industry increased by 9.1%, in real terms, as compared to 2002, showing a higher growth than that experienced by the overall Chilean economy, which grew by 3.3%, as reported by the Central Bank in its preliminary figures. The growth in the Chilean supermarket industry was due to the opening of 66 stores, representing a growth of 3.8% in the supermarket industry.

OUR OPERATIONS

      As of December 31, 2003 we operated 39 supermarkets in Chile, 10 of which are owned by entities within the Unimarc Group, 14 of which are leased from Inverraz subsidiaries, and 15 of which are leased from third parties. Of the 39 supermarkets we operate in Chile, 24 are located in the Metropolitan region, which has the highest population density and income of any region in Chile. We hold a market share of 4.4% in this region. See "Description of Property".

      A substantial number of our stores are located in first class locations for retail sales, where the development of new supermarkets is not feasible due to the population density, and zoning and environmental restrictions. We believe that our presence in the Metropolitan region provides us with an advantage in both competitive and strategic terms. We have established distribution and operation activities linked to a computer network in the Metropolitan region. This network also enables us to communicate with our networks outside the Metropolitan region in order to control distribution and costs.

      Our total sales space is 63,370 square meters. The size of our supermarket ranges from 277 square meters to 8,000 square meters. Our largest supermarket has 8,000 square meters of selling space and stocks approximately 15,000 different SKUs, whereas supermarkets with 1,000 to 2,000 square meters of selling space stock approximately 12.500 SKUs and supermarkets with less than 1,000 square meters of selling space operate approximately 8,000 SKUs. We sell a wide range of food items, including fresh products, baked goods, fresh seafood, fresh meats and poultry, cold cuts, dairy and frozen products, beverages, prepared foods and other edible goods. Our supermarkets also offer a wide variety of specialty services including full service bakeries, prepared food departments, meat and seafood departments and photograph development centers. Various concessionaires also operate seafood departments, pharmacies, video centers, bank teller machines and other services in our supermarkets.

      The table below shows our net sales and sales per square meter for each of our supermarkets for the year ended December 31, 2003:

                                                                                SALES PER     SALES PER
                     REGISTERED                                     SQUARE        SQUARE        SQUARE
    LOCATION         TRADEMARK        DISTRICT       NET SALES      METERS      METER (1)     METER (2)
    --------         ---------        --------       ---------      ------      ---------     ---------
                                                       (CH$                   (ANNUAL, CH$     (MONTHLY,
                                                     MILLIONS)                 THOUSANDS)       U.S.$)
SANTIAGO
METROPOLITAN REGION:
Vitacura              Unimarc      Vitacura              3,516        1,474        2,385         332
La Florida            Unimarc      La Florida            6,320        8,000          790         110
Irarrazabal           Unimarc      Nunoa                 2,482        1,017        2,441         339
A. Vespucio           Unimarc      Las Condes            4,679          895        5,228         727
Manquehue             Unimarc      Las Condes            2,324          886        2,623         365
Gran Avenida          Unimarc      San Miguel            3,050        1,280        2,383         331
Providencia           Unimarc      Providencia           8,154        2,000        4,077         567
D. Portales           Unimarc      Santiago              3,719        1,027        3,622         503
Santa Maria           Unimarc      Vitacura              4,478        1,180        3,795         528
La Reina              Unimarc      La Reina              4,904        1,358        3,611         502
Maipu I               Unimarc      Maipu                 2,974        1,750        1,700         236
Los Leones            Unimarc      Nunoa                 5,257        2,734        1,923         267
Maipu II              Unimarc      Maipu                 3,885        2,677        1,451         202
Santa Rosa            Unimarc      La Granja               996          536        1,857         258
J.A. Rios             Unimarc      Independencia         2,332          460        5,070         705
Cordillera            Unimarc      La Florida            3,301        4,246          777         108
Tranqueras            Unimarc      Vitacura              4,479        2,998        1,494         208
Apoquindo             Unimarc      Las Condes            2,501        1,347        1,857         258
M. Montt              Unimarc      Providencia           3,499          916        3,820         531
Grecia                Unimarc      Nunoa                 2,070        1,143        1,811         252
Villa Olimpica        Unimarc      Nunoa                 1,706          554        3,080         428
J.M. Caro             Unimarc      San Miguel            1,426          500        2,851         396
Amunategui (3)        Unimarc      Santiago                402          360        1,117         155
La Cisterna (3)       Unimarc      La Cisterna             125        1,030          121          17
V REGION:
Libertad              Unimarc      Vina del Mar          2,326          877        2,652         465
San Martin            Unimarc      Vina del Mar          2,617          783        3,342         369
VI REGION:
Machali               Unimarc      Rancagua              1,840        3,000          613          85
Pichilemu           Multiahorro    Pichilemu               853          568        1,502         209
VII REGION:
Curico                Unimarc      Curico                4,670        1,884        2,479         345
VIII REGION:
Club Hipico           Unimarc      Talcahuano            3,454        3,582          964         134
Concepcion            Unimarc      Concepcion            5,288        2,720        1,944         270
Chillan               Unimarc      Chillan               6,239        2,916        2,140         297
IX REGION:
Temuco I              Unimarc      Temuco                2,716        3,600          754         105
Barros Arana          Unimarc      Temuco                  686          710          966         134
Rodriguez             Unimarc      Temuco                  750          483        1,553         216
Villarrica            Unimarc      Villarrica            1,834          600        3,056         425
Pitrufquen (3)        Unimarc      Pitrufquen              470          400        1,176         163
Loncoche (3)          Unimarc      Loncoche                331          277        1,196         166
X REGION:
Panguipulli           Unimarc      Panguipulli           1,629          602        2,706         376
Total/ Average         -----       ------              114,282       63,370        1,803         251

----------
(1) Net sales during the year ended December 31, 2003 divided by average square meters of selling space at the last day of each month during the period.
(2) Converted to U.S.$ at the observed exchange rate reported by the Central Bank for December 31, 2002, i.e. Ch$593.80 per U.S. dollar, and divided by 12 to obtain a simple monthly average (adjusted to the average selling space).
(3)   Supermarkets opened during 2003.


      The following table provides additional information regarding our operations in Chile for the year ended December 31, 2003:

Number of supermarkets.........................................            39
Average selling space throughout the year (1)..................        62,874
Average selling space per supermarket
at the end of the year (square meters).........................         1,625
Number of employees............................................         4,022
Sales at net price (millions of Ch$)...........................       127,543
Income (loss) at net price (millions of Ch$) (2)...............        (4,092)
Sales per employee (millions of Ch$) (3).......................          31.7

----------
(1) Total selling space at the end of each month divided by the number of open supermarkets at the end that month, averaged during the year.
(2) Supermarket net sales for the period divided by square meter of selling space at the end of each month during the period.
(3) Sales at net price for the period divided by the average number of employees at the end of each quarter during the period.

      Our supermarkets are open 13 - 15 hours each day, seven days a week, depending on their location. All of our supermarkets have customer parking.

      Cash and check sales accounted for approximately 80.5% of our sales in Chile during 2003. Credit sales, primarily third party credit cards, accounted for the remainder of sales in Chile. We have not suffered any material losses in connection with our credit sales. Our accounts receivable primarily derives from credit card sales, which are recovered on average within 30 days.

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

o     increasing sales of our own brand products.

      The following table compares sales by category to our total net sales in Chile and provides the gross margin of the particular product categories for the period shown. We have classified sales of our products into five main product categories: perishable goods, groceries, nonfood items, beverages and health and beauty aids.

          PERCENTAGE OF CONTRIBUTION TO THE COMPANY'S NET SALES IN CHILE BY PRODUCT CATEGORY

                                                    YEAR ENDED AS OF DECEMBER 31,
                          --------------------------------------------------------------------------------
                                     2001                        2002                       2003
                         ---------------------------- ------------------------- --------------------------
                                            GROSS                     GROSS                      GROSS
PRODUCT CATEGORY            % SALES         MARGIN      % SALES       MARGIN      % SALES        MARGIN
----------------         ---------------------------------------------------------------------------------
Perishable goods              44.5%          27.1%        44.3%        26.9%        45.2%        25.3%
Groceries                     27.2%          14.7%        25.4%        15.6%        26.4%        15.4%
Non-food items                3.2%           26.0%         4.6%        21.5%         3.1%        21.7%
Beverages                     20.1%          22.1%        20.1%        19.5%        20.6%        13.6%
Health and beauty             5.0%           17.9%         5.5%        17.0%         4.7%        16.3%
                         ---------------------------------------------------------------------------------
         Total               100.0%          22.2%        100.0%       21.7%        100.0%      19.75%

      PURCHASES

      Although the volume of our purchases from suppliers and our product selection for each store are determined by the store manager at each location, we seek to take advantage of our purchasing volume by centralizing (1) the selection of the brand names that we offer on a system-wide basis, and (2) the negotiation of prices, promotions, discounts and payment terms with individual suppliers. Store managers typically have a choice of various brand names within each product category from which to order for their particular location. In the central purchasing office, line managers are responsible not only for selecting the products to be purchased, but also for negotiating payment terms, profit margins, and stocking and selling space assigned to each product.

      We buy our products from over 1,600 suppliers. We do not believe that we are dependent on any supplier or group of suppliers, and we have not experienced any material problems obtaining the quantity and type of products we require. We maintain good relationships with our suppliers, and strengthen those relationships through special sales promotions and other sales events designed in cooperation with our suppliers. We place a special emphasis on maintaining good relationship with our suppliers.

      DISTRIBUTION

      We order and distribute products for our supermarkets via two distribution systems, the centralized and the direct systems. Under the centralized system, our central purchasing office orders the product from a supplier, the supplier delivers the product to our centralized distribution center, the product is delivered to particular supermarkets through our distribution network and the central purchasing office pays the supplier. Under the direct system, a particular supermarket orders a product from a supplier; the supplier delivers the product to the particular supermarket, and the central purchasing office subsequently pays the supplier.

      During 2003, we distributed approximately 51% of our products through the centralized system, and approximately 49% through the direct system. The central office places orders at each supermarket's request. Additionally, in order to avoid a shortage of certain high volume items, the purchasing department utilizes sophisticated management information systems to track "critical" stock levels, so that it can place orders to meet the anticipated, as well as immediate, needs of our supermarkets.

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

      Transportes Santa Maria S.A., our 98% owned subsidiary, or Transportes Santa Maria, provides transportation services from our distribution facility to our stores in the different regions. Transportes Santa Maria operates a fleet of 30 trucks, 27 refrigerated trailers and 2 regular trailers, to transport more than 13,200 tons in approximately 950 trips per month to our stores. We believe that Transportes Santa Maria offers the best available service and price.

      MANAGEMENT INFORMATION SYSTEMS

      With the arrival of multi-department supermarkets having a broader product assortment, sophistication in operating systems has become an increasingly important competitive factor in retailing. We believe that we are one of the leaders in the Chilean food retail industry in the application of modern information, telecommunication and operating systems for business management. Between 1994 and 2003, we invested over U.S.$5.8 million in new information technology. At present, we employ sophisticated information technology systems in all of our stores and distribution operations to improve operating efficiency and achieve lower costs, particularly in purchasing operations, distribution, scanning and in-store computing, merchandising and expense management. We believe that our investments in management information systems provide labor cost savings, better control of prices and increased checkout speed and accuracy due to improved product procurement, store delivery schedules, inventory management and pricing accuracy.

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

      MARKETING

      Several studies indicate that Chilean consumers associate the Unimarc brand with high quality perishables and fruits and low prices. We enhance the strength of our brand image through newspapers, radio and television. Our advertising strategy is directed primarily at emphasizing our variety of high quality perishables and our excellent service, at the most competitive prices. Our marketing campaign emphasizes service, to respond to the market trend of optimizing efficiency of time spent in the supermarket. The latest research shows that most customers do their shopping during their free weekend time. In response, we have launched several successful television and radio advertising campaigns to enhance customer perception of efficiency and speed of service at our supermarkets. In connection with our brand extension strategy, we plan to intensify our marketing of the Unimarc brand.

      OWN BRANDS

      Our supermarkets offer several products under our own brand names, which provide customers quality products at lower prices than similar products bearing regular trademark brands. During 2003 approximately 5.5% of our net sales derived from own brand products, as compared to 6.1% and 5.0% during 2002 and 2001, respectively. We believe that the effort of having own-brand products is an important addition to the variety of goods we offer. These own labels include: the "Mi Casa" line for canned food, spices, dried fruits, canned fruits and frozen vegetables, and "Interagro" for frozen vegetables. We introduced the label "Unimarc" by the end of 1999 with several categories including toilet paper, diapers, corn and vegetable oil, rice, shampoo, soap, frozen food and vegetables, ice cream, soft drinks, marmalade and kitchen and bathroom cleaners. We believe that sales of private label products decrease our costs of goods sold and increase our gross margin. Exclusive own label goods also increase client loyalty and enable us to differentiate our products from those of our competitors.

IMPROVEMENT AREAS

      OPTIMIZATION OF DISTRIBUTION SYSTEM

      We have developed an advanced information system in our main warehouse that allows us to control distribution costs and, in collaboration with our suppliers, to optimize stock periods and warehouse space use, while maintaining high levels of quality control. Since August 1999, we have used a SAP/R3 technological platform that has allowed us to reduce the cost of goods sold through price reductions in exchange for a more favorable supply schedule and lease of storage space to suppliers.

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

      SALES OF OWN BRAND PRODUCTS

      We currently sell own brand grocery products in all of our stores. Sales of own brand products increase our gross margin as a result of their lower cost compared with similar goods bearing other brand names. We plan to increase the number of own brand products and increase the selling space devoted to own brand products due to the positive results obtained.

      ADMINISTRATIVE RESTRUCTURING

      We completed a management-restructuring program. Under the new, more horizontal, management structure, we have added new line managers at our central purchasing facility. In addition, we have given our zone managers greater decision making power. We believe that this new structure will enable us to: (1) react more effectively to changing market conditions, (2) become more focused on our customers, and (3) improve existing purchasing methods with our suppliers.

ORGANIZATIONAL STRUCTURE

      Alimentos Nacionales S.A., is our controlling company, which in turn is fully controlled by Inversiones Errazuriz Ltda. Alimentos Nacionales, S.A. owns 57.16% of our common stock. A list of other major shareholders is found in Item 7 "Major Shareholders and Related Party Transactions - Major Shareholders".

      Our ownership structure is shown in the following chart.

                                [GRAPHIC OMITTED]

Unimarc Organizacion y Servicios S.A., a direct wholly-owned subsidiary of Supermercados Unimarc, S.A. owns direct controlling interests in the following entities: (1) Unimarc Abastecimiento S.A. (a 99.67% controlling interest); (2) Cia Comercial Nacional S.A. (a 91.0% controlling interest); (3) Supermercados Hipermarc S.A. (a 99.99% controlling interest); (4) Inmobiliaria de Supermercados S.A. (a 99.995% controlling interest); (5) Comercial SM Santiago S.A. (a 99.00% controlling interest); (6) Transporte Santa Maria S.A. (a 98.00% controlling interest); (7) Comercial Unimarc S.A. (a 90.1% controlling interest) and (8) Publicidad y Promociones S.A. (a 99.0% controlling interest). In addition, Cia Comercial Nacional S.A. owns a 99.999% controlling interest in Interagro Comercio y Ganado S.A.

GOVERNMENT REGULATION

      GENERAL

      Our operations are subject to a full range of governmental regulations and supervision generally applicable to companies engaged in business in Chile, including (1) labor laws, (2) social security laws, (3) public health, consumer protection and environmental laws, (4) securities market laws and (5) anti-trust laws. These laws include regulations to ensure sanitary and safe conditions in facilities dedicated to the sale and distribution of food and requirements to obtain construction permits for the construction of any new facilities. Additionally, national regulations prohibit the sale of alcoholic beverages to persons under 18 years of age. We believe that we are in compliance in all material respects with all applicable laws and administrative regulations with respect to our business in Chile.

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

      ENVIRONMENTAL REGULATION

      Our policy is to operate on an environmentally sound basis consistent with applicable environmental law. There are no material legal or administrative proceedings pending against us with respect to any environmental matter, and we believe that we are in compliance in all-material respects with all applicable environmental regulations in Chile.

PROPERTY, PLANT AND EQUIPMENT

      We own, directly or through other Inverraz subsidiaries, 24 supermarkets, one distribution center and administrative offices. We also lease 15 supermarkets in Chile.

         The table below sets forth certain information concerning our principal properties and facilities as of December 31, 2003:

                     REGISTERED                                                      SELLING      TYPE OF
                     TRADEMARK      REGION           DISTRICT      OPENING DATE     SPACE M2      INTEREST
------------------------------------------------------------------------------------------------------------
J.A. Rios (2)         Unimarc         M.R       Independencia       March 1970         460          Owned
------------------------------------------------------------------------------------------------------------
J.M. Caro (2          Unimarc         M.R       San Miguel          June 1974          500          Owned
------------------------------------------------------------------------------------------------------------
Santa Rosa (2)        Unimarc         M.R       La Granja           July 1969          536          Owned
------------------------------------------------------------------------------------------------------------
Villa Olimpica (2)    Unimarc         M.R       Nunoa               June 1969          554          Owned
------------------------------------------------------------------------------------------------------------
Manquehue (2)         Unimarc         M.R       Las Condes          September 1983     886          Owned
------------------------------------------------------------------------------------------------------------
Americo Vespucio (1)  Unimarc         M.R       Las Condes          June 1974          895         Leased
------------------------------------------------------------------------------------------------------------
Manuel Montt (2)      Unimarc         M.R       Providencia         December 1984      916          Owned
------------------------------------------------------------------------------------------------------------
Irarrazaval (1)       Unimarc         M.R       Nunoa               June 1972         1,017        Leased
------------------------------------------------------------------------------------------------------------
Diego Portales (2)    Unimarc         M.R       Santiago            June 1977         1,027         Owned
------------------------------------------------------------------------------------------------------------
Grecia (2)            Unimarc         M.R       Nunoa               October 1984      1,143         Owned
------------------------------------------------------------------------------------------------------------
Santa Maria (2)       Unimarc         M.R       Vitacura            November 1988     1,180         Owned
------------------------------------------------------------------------------------------------------------
Gran Avenida (2)      Unimarc         M.R       San Miguel          December 1975     1,280         Owned
------------------------------------------------------------------------------------------------------------
Apoquindo (1)         Unimarc         M.R       Las Condes          July 1978         1,347        Leased
------------------------------------------------------------------------------------------------------------
La Reina (1)          Unimarc         M.R       La Reina            March 1965        1,358        Leased
------------------------------------------------------------------------------------------------------------
Vitacura (1)          Unimarc         M.R       Vitacura            June 1966         1,474        Leased
------------------------------------------------------------------------------------------------------------
Maipu I (2)           Unimarc         M.R       Maipu               November 1988     1,750         Owned
------------------------------------------------------------------------------------------------------------
Providencia (2)       Unimarc         M.R       Providencia         December 1984     2,000         Owned
------------------------------------------------------------------------------------------------------------
Maipu II (2)          Unimarc         M.R       Maipu               February 1996     2,677         Owned
------------------------------------------------------------------------------------------------------------
Los Leones (1)        Unimarc         M.R       Nunoa               May 1998          2,734        Leased
------------------------------------------------------------------------------------------------------------
Tranqueras (2)        Unimarc         M.R       Vitacura            February 1989     2,998         Owned
------------------------------------------------------------------------------------------------------------
Cordillera (2)        Unimarc         M.R       La Florida          March 1996        4,246         Owned
------------------------------------------------------------------------------------------------------------
La Florida (2)        Unimarc         M.R       La Florida          June 1983         8,000         Owned
------------------------------------------------------------------------------------------------------------
Amunategui (2)        Unimarc         M.R       Santiago            Agosto 2003        360          Owned
------------------------------------------------------------------------------------------------------------
La Cisterna (2)       Unimarc         M.R       La Cisterna         Noviembre 2003    1,030         Owned
------------------------------------------------------------------------------------------------------------
San Martin (2)        Unimarc          V        Vina del Mar        March 1986         783          Owned
------------------------------------------------------------------------------------------------------------
Libertad (2)          Unimarc          V        Vina del Mar        December 1984      877          Owned
------------------------------------------------------------------------------------------------------------
Curico (1)            Unimarc         VII       Curico              August 1994       1,884        Leased
------------------------------------------------------------------------------------------------------------
Concepcion (2)        Unimarc         VIII      Concepcion          November 1991     2,720         Owned
------------------------------------------------------------------------------------------------------------
Chillan (2)           Unimarc         VIII      Chillan             November 1997     2,916         Owned
------------------------------------------------------------------------------------------------------------
Machali (1)           Unimarc..        VI       Rancagua            November 1997     3,000        Leased
------------------------------------------------------------------------------------------------------------
Pichilemu             Unimarc..        VI       Pichilemu           December 2002      568         Leased
------------------------------------------------------------------------------------------------------------
Club Hipico (2)       Unimarc..       VIII      Talcahuano          November 1995     3,582         Owned
------------------------------------------------------------------------------------------------------------
Temuco (2)            Unimarc..        IX       Temuco              August 1997       3,600         Owned
------------------------------------------------------------------------------------------------------------
Villarrica (1)        Unimarc          IX       Temuco              June 2002          600         Leased
------------------------------------------------------------------------------------------------------------
Barros Arana (1)      Unimarc          IX       Temuco              September 2002     710         Leased
------------------------------------------------------------------------------------------------------------
Rodriguez (1)         Unimarc          IX       Temuco              September 2002     483         Leased
------------------------------------------------------------------------------------------------------------
Pitrufquen (1)        Unimarc          IX       Pitrufquen          April 2003         400         Leased
------------------------------------------------------------------------------------------------------------
Loncoche (1)          Unimarc          IX       Loncoche            June 2003          277         Leased
------------------------------------------------------------------------------------------------------------
Panguipulli (1)       Unimarc          X        Panguipulli         August 2002        602         Leased
------------------------------------------------------------------------------------------------------------
Total                 -----          ------     ------              ------            63,370        -----
------------------------------------------------------------------------------------------------------------
Distribution Center   -----           M.R       Renca               -----             10,000        Owned
------------------------------------------------------------------------------------------------------------

----------
(1)   We lease these 15 supermarkets from third parties.
(2) These 24 supermarkets are owned by Unimarc affiliates, 10 of which consolidate with Supermercados Unimarc S.A., and 14 of which consolidate with Inversiones Errazuriz Ltda.

      Additionally, in February 2004 we opened a new supermarket in Curacavi, Metropolitan region, with a sales area of 600 square meters.

      Our lease contracts generally require the payment of a monthly rent representing a percentage of our net sales. Our leases define net sales as gross sales less the related value-added tax. Our leases, however, regularly provide that these monthly rent payments should not be less than the minimum amount specified in the lease contract. This amount is expressed in Unidades de Fomento or restated periodically based on any changes in the Chilean consumer price index. Our lessors may terminate our contracts if (1) we fail to pay our rent for two consecutive months, or if we fail to pay three, four or more monthly rents during any given year, or, under certain leases, if we fail to pay any monthly rent or delay the payment of any monthly rent; (2) we cause any significant damages to the leased property; (3) we become insolvent; (4) we use the leased property for a purpose contrary to public interest; or (5) we fail to obtain fire insurance with respect to the leased property during the term of the lease. Usually, our lessors are not responsible for any damages we or any third parties may suffer as a result of the occurrence of any extraordinary or force majeure event, such as a fire or flood, affecting the leased property.

      Generally, if we make any improvement to a leased property, our lessor becomes the owner of such improvement unless we are able to remove it without causing any significant damages to the leased property. Commonly, our leases require that we submit the resolution of any dispute arising under such leases to arbitration.

      We operate the technological platform SAP, which is a network used in information management, merchandise control and financial management. We also implemented the human resources software Meta4. Additionally, each supermarket operates high technology equipment, including a cold storage room, freezers and a Unisys cash register system. We believe that our facilities are suitable and adequate for the business we conduct.

      We own four shopping malls in Argentina, Caseros, Belgrano, Quilmes and Federico Lacroze, which have supermarkets with selling space of 6,500 square meters, 7,500 square meters, 4,500 square meters and 1,508 square meters, respectively. Additionally, the Belgrano and Quilmes shopping malls have movie theaters and food courts. In 1999, we leased our four supermarkets in Argentina to Supermercados Norte for a renewable ten-year period. We have also leased our food courts to Natural Foods Industrial y Exportadora S.A., for a renewable 5-year period. Finally, we have leased our movie theaters to Nai II International, Inc. for a renewable 12-year period.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

      THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

      WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CHILEAN GAAP, WHICH DIFFERS IN SOME IMPORTANT RESPECTS FROM U.S. GAAP. NOTE 40 TO OUR CONSOLIDATED FINANCIAL STATEMENTS PROVIDES A DESCRIPTION OF THE PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND U.S. GAAP AS THEY RELATE TO US, AND A RECONCILIATION TO U.S. GAAP OF NET LOSS AND TOTAL SHAREHOLDERS' EQUITY OF UNIMARC FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003, RESPECTIVELY. EXCEPT AS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION ABOUT US FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002 HAS BEEN RESTATED IN CONSTANT PESOS OF DECEMBER 31, 2003 PURCHASING POWER TO ELIMINATE THE DISTORTING EFFECTS OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON NON-MONETARY ASSETS AND LIABILITIES, SUCH THAT ALL SUCH INFORMATION IS PRESENTED IN COMPARABLE MONETARY TERMS. THE GENERAL PRICE-LEVEL GAIN OR LOSS REFLECTED IN OUR INCOME STATEMENTS INDICATES THE EFFECT OF INFLATION ON OUR NET HOLDINGS OF MONETARY ASSETS AND LIABILITIES. WE LOSE OR GAIN GENERAL PURCHASING POWER AS A RESULT OF HOLDING THESE ASSETS AND LIABILITIES DURING A PERIOD OF INFLATION. ASSETS AND LIABILITIES ARE CONSIDERED "MONETARY" FOR PURPOSES OF GENERAL PRICE-LEVEL ACCOUNTING IF THEIR AMOUNTS ARE FIXED BY CONTRACT OR OTHERWISE IN TERMS OF NUMBER OF

CURRENCY UNITS, REGARDLESS OF CHANGES IN SPECIFIC PRICES OR IN THE GENERAL PRICE LEVEL. EXAMPLES OF "MONETARY" ASSETS AND LIABILITIES INCLUDE ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND CASH. ALTHOUGH CHILEAN INFLATION MODERATED DURING THE PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS, AS DISCUSSED BELOW, CHILE HAS EXPERIENCED HIGH LEVELS OF INFLATION IN THE PAST.

      SOME OF OUR LIABILITIES ARE DENOMINATED IN UNIDADES DE FOMENTO. AN UNIDAD DE FOMENTO IS AN INFLATION-INDEXED, PESO-DENOMINATED MONETARY UNIT, WHICH IS SET DAILY IN ADVANCE, BASED ON CHANGES IN THE CPI IN CHILE OF THE IMMEDIATELY PRECEDING MONTH. THE ADJUSTMENTS TO THE CLOSING VALUE OF UNIDADES DE FOMENTO-DENOMINATED ASSETS AND LIABILITIES ARE INCLUDED IN THE PRICE-LEVEL RESTATEMENT ACCOUNT IN OUR CONSOLIDATED STATEMENT OF INCOME. SEE NOTE 40 TO OUR CONSOLIDATED FINANCIAL STATEMENTS.

OVERVIEW

      Our recent operating results have been affected by our expansion and renovation program, which began in 1994. As part of the program, we refurbished three stores during 1996, five stores during 1997, seven stores between 2001 and 2002 and nine stores during 2003. Although stores being renovated generally do not close entirely for more than one week, our experience to date is that during the months in which a particular store is being refurbished, sales decrease in an average of 29%, with a maximum decrease in sales of approximately 46% during one month. Once a store refurbishment is complete, sales tend to increase by an average of approximately 15% compared to sales immediately prior to the refurbishment. Additionally, we typically improve the product mix at renovated stores, which therefore experience higher sales than prior to the remodeling in high margin prepared food, perishables and frozen products.

      Additionally, our expansion and renovation program entails the addition of new stores. We have opened new supermarkets in Chile, one in 1996, one in 1998 and 1999, one in 2000, one in 2001, five in 2002, four in 2003 and one so far in 2004. In our experience, sales generally decrease through the first six months of operation and subsequently rise until stabilizing approximately twelve months after opening.

      We have financed our expansion program with funds generated by our operations as well as financing from both domestic and foreign financial entities. Our effective tax rates in Chile in 2001, 2002 and 2003 were lower than the statutory rate of 15%, 16% and 16.5% respectively, mainly due to:

o     tax loss carry-forwards from subsidiaries;

o     tax benefits from certain capital lease transactions;

o     tax credits arising from certain employee training programs; and

o     tax benefits for accelerated depreciation.

      During 2003 we received tax credits due to the recognition of accumulated losses incurred in previous years. We may not be able to avail ourselves of any of these mechanisms in the future.

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

      On January 6, 2002, the Argentine government issued Law No. 25,561 mandating that certain types of liabilities denominated in U.S. Dollars payable by Argentine individuals and corporations be converted to Argentine pesos. This process is known as the "PESIFICACION". In furtherance of this law, Hipermarc converted to Argentine pesos, the lease payments it had received from Supermercados Norte in U.S. dollars. The consolidated financial statements we filed with the Commission for fiscal year 2001 reflected this conversion.

      Pursuant to Ordinances No. 09181 and No. 00154 issued on December 9, 2002 and January 8, 2003, respectively, the Securities and Insurance Superintendency of Chile ruled that the lease payments Hipermarc received from Supermercados Norte should have been maintained in U.S. dollars, and should have not been converted to Argentine pesos. Ordinances No. 09181and No. 00154 further required us to restate our consolidated financial statements for fiscal year 2001 and for the quarterly periods of 2002 prior to the issuance of such Ordinances to reflect the conversion of the lease payments to U.S. dollars. We appealed the enforceability of Ordinances No. 09181 and No. 00154 before the Courts of Appeal in Santiago, and on August 21, 2003, the Seventh Court of the Courts of Appeal of Santiago upheld the effectiveness of such Ordinances. Accordingly, we restated our consolidated financial statements as ordered by the Securities and Insurance Superintendency. This restatement had the general effect of (1) increasing our long-term monetary liabilities by Ch$3,411 million as of December 31, 2002, (2) increasing our short-term monetary liabilities by Ch$620 million as of December 31, 2002, and (3) decreasing our income by Ch$1,314 million in fiscal year 2002. The translation of our non-monetary liabilities from Argentine pesos to U.S. dollars had the effect of increasing our monetary liabilities in the amounts specified above, reflecting the impact of the translation of such non-monetary liabilities at an exchange rate of A$2.94 per U.S. dollar.

      As of October 16, 2003, we had submitted to the Superintendency our restated financial statements for fiscal year 2001; and for the quarterly periods ended March 31, 2002, June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003. In the extraordinary meeting of our shareholders held on November 5, 2003, we notified to our shareholders that we had restated and submitted to the Superintendency the above restated financial statements and quarterly reports.

OPERATING RESULTS

      The table below shows financial information as a percentage of net sales for the periods indicated in accordance with Chilean GAAP. For a summary of the same information expressed as a percentage of net sales in accordance with the consolidated operating results reconciled to U.S. GAAP, see "U.S. GAAP Reconciliation".

                                                YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                           2001          2002          2003
                                        ----------    ----------    ----------
Net sales ............................       100.0%        100.0%        100.0%
Cost of sales ........................       (76.9)%       (78.9)%       (78.7)%
                                        ----------    ----------    ----------
Gross margin .........................        23.1%         21.1%         21.3%
Administrative and selling expenses ..       (22.0)%       (27.1)%       (24.8)%
                                        ----------    ----------    ----------
Operating income .....................         1.1%         (6.0)%        (3.6)%
Non-operating income .................         0.4%          2.1%          1.2%
Non-operating expenses ...............        (5.0)%        (5.8)%        (4.3)%
Price-level restatement ..............         0.2%          3.9%          1.7%
Non-operating results ................        (4.4)%         0.2%         (1.5)%
Results before taxes .................        (3.3)%        (5.8)%        (5.1)%
Minority interest ....................      (0.001)%       0.001         0.004
Income taxes .........................         1.8%          4.6%          1.1%
                                        ----------    ----------    ----------
Net loss .............................        (1.4)%        (1.3)%        (3.3)%
                                        ==========    ==========    ==========

      We experience higher sales in December, during the Christmas and New Year seasons, and lower sales during January and February (summer vacation season) in the Metropolitan region, but our overall levels of sales are not subject to other material seasonal variation. Sales of particular types of products may vary on a seasonal basis.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      NET SALES

      Our net sales include:

o     product sales;

o payments received from suppliers in exchange for their access to shelf space, in the form of discounts, special promotions and other marketing arrangements;

o     payments from our lessees in each store; and

o     rent payments in connection with the lease of our facilities in Argentina.

      During 2003, our net sales increased to Ch$127,543 million, or 3.2%, as compared to Ch$123,567 million during 2002. This increase was mainly the result of an increase in our sales volume and an increase in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products as well as food products. During 2003, same store sales declined to Ch$113,165 million, or 1.7%, as compared to Ch$115,155 million during 2002, while new stores had a better performance than existing stores. Same store sales include the sale of products in stores existing both during the current and the immediately prior financial year, while the remainder of store sales include the sale of products in stores that were opened during the relevant financial year.

      COST OF SALES AND GROSS MARGIN. Our cost of sales mainly includes the purchase cost of products from suppliers, including among others, the cost of perishable goods, food and non-food products, beverages and liquors. During 2003, our cost of sales increased to Ch$100,433 million, or 2.95%, as compared to Ch$97,551 million during 2002, principally as a result of our sales increase. The increase in our cost of sales was partially off-set by the improvement in our marketing margin, attributable to (1) a reduction in the purchase price of some of the products we purchase from our suppliers and (2) an increase in our sales of private label products, which have a lower purchase cost as compared to other brand products. The increase in our marketing margin was also the result of our efforts to enhance our marketing image. In 2003, our cost of sales accounted for 78.7% of our net sales, as compared to 78.9% in 2002.

      Our gross profit increased to Ch$27,111 million in 2003, or 4.2%, from Ch$26,016 million in 2002. Our gross profit, as a percentage of our net sales, increased to 21.3% in 2003 from 21.1% in 2002.

      ADMINISTRATIVE AND SELLING EXPENSES. Our administrative and selling expenses include the payment of salaries, depreciation expenses, rent payments for the lease of supermarket facilities, and costs of materials, power and electricity. During 2003, our administrative and selling expenses decreased to Ch$31,677 million, or 5.4%, from Ch$33,481 million during 2002. Of the Ch$31,677 million in administrative and selling expenses:

o Ch$5,832 million was attributable to depreciation expenses, compared to Ch$6,769 million during 2002. This decrease was principally the result of lower expenses incurred in connection with store renovations we made during 2002 and 2003. During the last quarter of 2002, and during 2003, we refurbished several stores, including Vitacura, Manquehue, Santa Maria de Manquehue, Concepcion, Curico, Gran Avenida, Grecia and Irarrazaval.

o Ch$25,845 million was attributable to administrative expenses, compared to Ch$26,712 million during 2002. This decrease was mainly due to lower marketing costs and salary expenses incurred during 2003.

      During 2003 and 2002 administrative and selling expenses represented 24.8% and 27.1% of our net sales, respectively.

      OPERATING INCOME. During 2003, we had an operating loss of Ch$4,567 million, compared to an operating loss of Ch$7,465 million during 2002. Our operating loss was principally the result of a low gross profit, as compared to our cost of sales. Our operating loss represented 3.6% of our net sales in 2003 and 6.0% of our net sales in 2002.

      NON-OPERATING INCOME. The table below provides non-operating income information for the years ended December 31, 2002 and 2003:

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                                                2002           2003
                                              --------       --------
                                          (in millions of Chilean pesos)
Interest income .......................            143             70
Gain on sale of fixed assets (*) ......            266            436
Other non-operating income ............          2,134            908
                                              --------       --------
Total .................................          2,543          1,414
                                              ========       ========

----------
(*) Our consolidated income statement includes income from the sale of fixed assets in "Other non-operating income".

         During 2003, our non-operating income decreased to Ch$1,414 million, or 44.4%, from Ch$2,543 million during 2002. This decrease was mainly due to our recognition in 2002 of income from a debt forgiveness granted by our parent, Inverraz, in the amount of Ch$1,896 million.

         NON-OPERATING EXPENSES. The table below provides information with respect to our non-operating expenses for the years ended December 31, 2002 and 2003:

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                                                2002           2003
                                              --------       --------
                                          (in millions of Chilean pesos)
Interest expense ......................          4,821          3,178
Amortization of goodwill ..............          1,277          2,074
Loss on sale of assets (*) ............          1,042            189
                                              --------       --------
Other non-operating expenses ..........             52             93
                                              --------       --------
Total .................................          7,192          5,534
                                              ========       ========

----------
(*) Our consolidated financial statements include the loss from the sale of fixed assets in "Other Non-operating Expenses".

      During 2003, our non-operating expenses decreased to Ch$5,534 million, or 23.1%, from Ch$7,192 million in 2002. The decrease in financial expenses to Ch$3,178 million in 2003 from Ch$4,821 million in 2002 was attributable to lower interest rates paid on our bank loans.

      Under Chilean GAAP, (1) goodwill represents the excess of the purchase price paid for the stock of a company we have acquired over such stock's net book value at the time of the stock purchase transaction, and (2) negative goodwill represents the excess of the net book value of the stock of a company we have acquired over such stock's purchase price at the time of the stock purchase transaction. Generally, we amortize goodwill and negative goodwill over a maximum period of 20 years. During 2002 and 2003, the amortization of goodwill amounted to Ch$1,277 million and Ch$2,074 million, respectively, resulting from our purchase of several companies, including among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A. See Note 14 to our financial statements.

      INCOME TAXES. In 2003, we recognized a tax benefit of Ch$1,382 million, compared to a tax benefit of Ch$5,648 million in 2002. Our tax benefit during both years was attributable to the recognition of deferred taxes arising from accumulated tax losses.

      NET LOSS. During 2003 and 2002, our net losses were Ch$4,249 million and Ch$1,616 million, respectively.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

      NET SALES. During 2002, our net sales decreased to Ch$123,567 million, or 17.3%, compared to Ch$149,423 million during 2001. This decrease was mainly the result of a decrease in our sales volume and a decrease in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products, as well as food products. During 2002, same store sales declined to Ch$111,155 million, or 17.2%, compared to Ch$134,309 million during 2001, while new stores had a better performance than existing stores.

      COST OF SALES AND GROSS MARGIN. During 2002, our cost of sales decreased to Ch$97,551 million, or 15.1%, from Ch$114,926 million during 2001. This decrease was due to (1) the decrease in our sales and (2) a lower marketing margin resulting from a reduction in the sales price of some of our products. Our cost of sales represented 78.9% and 76.9% in 2002 and 2001, respectively.

      Our gross profit decreased to Ch$26,016 million in 2002, or 24.6%, from Ch$34,497 million in 2001. Our gross margin, as a percentage of our net sales, decreased to 21.1% during 2002 from 23.1% during 2001. This decrease was principally the result of our lower marketing margin.

      ADMINISTRATIVE AND SELLING EXPENSES. During 2002, our administrative and selling expenses rose to Ch$33,481 million, or 2.0%, from Ch$32,811 million during 2001. Of the Ch$33,481 million in administrative and selling expenses:

o Ch$6,769 million consisted of depreciation expenses, compared to Ch$5,852 million during 2001. This increase was mainly attributable to an increase in depreciation expenses relating to the start-up of Parque Unimarc La Florida and the refurbishment of several of our supermarkets; and

o Ch$26,712 million consisted of administrative expenses, compared to Ch$26,959 million during 2001. This decrease was mainly the result of lower operating expenses due to our lower sales volume.

      Administrative and selling expenses represented 27.1% and 22.0% of our net sales during 2002 and 2001, respectively.

      OPERATING INCOME. During 2002, our operating loss rose to Ch$7,465 million, or 342.8%, as compared to Ch$1,686 million during 2001. Our operating loss was the result of (1) a decrease in our sales volume, and (2) a decrease in the sales price of several of our principal product categories. Operating income represented 6.0% and 1.1% net sales in 2002 and 2001, respectively.

      NON-OPERATING INCOME. The table below provides non-operating income information for the years ended December 31, 2001 and 2002:

                                               YEAR ENDED DECEMBER 31,
                                              -------------------------
                                                 2001           2002
                                              ---------       ---------
                                            (in millions of Chilean pesos)
Interest income .......................              63             143
Gain on sale of fixed assets (*) ......              11             266
Other non-operating income ............             497           2,134
                                              ---------       ---------
Total .................................             571           2,543
                                              =========       =========

----------
(*) The consolidated income statement includes income from the sale of fixed assets in "Other non-operating income".

      In 2002, our non-operating income increased to Ch$2,543 million, or 345.4%, as compared to Ch$571 million in 2001. During 2002, our gain of Ch$266 million from the sale of fixed assets was attributable to the sale of several storage facilities to several related entities. In addition, during 2002, we recognized income in the amount of Ch$1,896 million, attributable to a debt of our parent, Inverraz, forgiven in that year.

      NON-OPERATING EXPENSES. The table below provides non-operating expense information for the years ended December 31, 2001 and 2002:

                                             YEAR ENDED AS OF DECEMBER 31,
                                              -------------------------
                                                 2001           2002
                                              ---------       ---------
                                            (in millions of Chilean pesos)
Interest expense ......................           5,760           4,822
Amortization of goodwill ..............           1,319           1,277
Loss on sale of assets (*) ............               6               0
                                              ---------       ---------
Other non-operating expenses ..........             394           1,093
                                              ---------       ---------
Total .................................           7,479           7,192
                                              =========       =========

----------
(*) Our consolidated income statements include the loss from the sale of fixed assets in "Other Non-operating Expenses".

      In 2002, our non-operating expenses decreased to Ch$7,192 million, or 3.9%, as compared to Ch$7,479 million in 2001. The decrease in interest expense to Ch$4,822 million in 2002 from Ch$5,760 million in 2001 was mainly due to lower banking expense resulting from a decrease in interest rates on bank loans.

      During 2001 and 2002, our goodwill amounted to Ch$1,319 million and Ch$1,277 million, respectively, resulting from our purchase of several companies, including, among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A. See Note 14 to our consolidated financial statements.

      INCOME TAXES. During 2002, we received a tax benefit of Ch$5,648 million, compared to a tax benefit of Ch$2,763 million in 2001. This tax benefit derived from the recognition of deferred taxes arising from accumulated tax losses.

      NET LOSS. During 2002 we incurred a net loss of Ch$1,616 million, while in 2001 we had a net loss of Ch$2,122 million.

LIQUIDITY AND CAPITAL RESOURCES

      Our primary sources of liquidity consist of cash from operations and cash available under lines of credit and other financing arrangements. During 2002, cash used in operations was Ch$12,951 million compared to cash used in operations of Ch$4,448 million in 2003.

      During 2002, net funds from other sources that we used in investment and financial activities were Ch$1,006 million. During 2003, net funds from other sources were Ch$3,726 million, derived principally from sales of assets, sale of investments and increase in long-term liabilities. Historically, we have financed a portion of our capital needs through a series of sale/leaseback transactions with related entities. Under these sale/leaseback transactions, we sell existing supermarkets to related entities, mainly to Renta Nacional Compania de Seguros de Vida S.A., or Renta Nacional, to finance the construction and/or remodeling of other supermarkets. We may then repurchase these supermarkets using funds generated from our operations. We may enter into additional sales or sale-leaseback transactions with Renta Nacional or other related entities in order to finance the acquisition of new stores or renovation of existing stores. We only will enter into any such transactions on terms no less favorable than those which we could obtain from unrelated third parties.

      The principal uses of funds in 2002 and 2003 were:

o payment of costs associated with the renovation and expansion of existing stores;

o     payments to personnel and suppliers; and

o     repayment of bank debt and obligations under capital leases.

      Our foreign currency liabilities, including our long-term debt, are denominated in U.S. dollars and Argentine pesos. As of December 31, 2003, we had liabilities in the amount of Ch$19,791 million denominated in U.S. dollars and Ch$435 million denominated in Argentine pesos.

      During 2004, we anticipate capital expenditures in the amount of Ch$360 million to finance our ongoing supermarket renovation program, which we expect to fund from internally generated resources. See "Item 4. Information on the Company -- Principal Capital Expenditures and Divestitures".

      LONG-TERM LIABILITIES. As of December 31, 2003, our long-term liabilities amounted to Ch$39,659 million, as compared to Ch$34,767 million as of December 31, 2002. As of December 31, 2003, our long-term bank debt comprised (1) two loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$2,476 million, or 14.3% of our long-term bank debt, (2) two loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$14,416 million, or 83.5% of our long-term bank debt, and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$381 million, or 2.2% of our long-term bank-debt. The average weighted maturity of our outstanding long-term liabilities as of December 31, 2003 was approximately ten years. During 2003, the interest payable on our long-term debt was as follows:
(1) our loans denominated in Unidades de Fomento (U.F.), bore an average rate of 8.5%; (2) our loans denominated in U.S. dollars bore a an average rate determined based on LIBOR, of 4.4%; (3) our loans denominated in Argentine pesos bore an average rate determined based on BAIBOR, of 26.1%, as published by the Central Bank of Argentina. Our total long-term liabilities at December 31, 2003 also included (1) long-term obligations in the total amount of Ch$2,077 million under various equipment lease contracts, (2) lease payment obligations in the total amount of Ch$17,103 million owed to Renta Nacional in connection with the supermarket we lease from it, and (3) deferred income in the amount of Ch$3,207 million. This deferred income reflects early lease payments we received from Supermercados Norte for the lease of our supermarkets in Argentina. As of December 31, 2003, the average weighted maturity of our liabilities under this lease was approximately 20 years.

      The collateral below secures certain of our major loans:

o the loan we received from CorpBanca is secured by mortgages on two of our supermarkets, Maipu I and Maipu II.

o the loan we received from Banco Scotiabank S.A. (SudAmericano) is secured by a mortgage on one of our supermarkets, Vina San Martin.

o the loan we received from BankBoston is secured by mortgages over certain forestry assets owned by the following related parties: Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Ltda.

SHORT-TERM LIABILITIES. As of December 31, 2003, our short-term debt amounted to Ch$42,704 million, as compared to Ch$57,391 million as of December 31, 2002. In 2002, our short-term debt included, among others, a bridge loan in the principal amount of U.S.$22.0 million payable to BankBoston, which was restructured as long-term debt in August 2003. During 2003, the interest payable on our short-term debt was as follows: (1) our loans denominated in Chilean pesos bore an average fixed rate of 6.2%; (2) our loans denominated in U.S. dollars bore an average variable rate of 4.4%, as determined based on LIBOR; (3) our loans denominated in Unidades de Fomento bore an average variable rate of 6.5%.

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

      PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

      Property, plant and equipment are recorded at price level restated purchase price. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions, relating to the useful lives of such assets, that affect the reported amounts of assets and the disclosure at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As of December 31, 2003, the useful lives of our property, plant and equipment were estimated as follows:

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

      CONTINGENT LIABILITIES

      We are party to a number of claims and lawsuits that are related to the normal course of business activity. Additionally, we are subject to certain legal proceedings against us filed by creditors of our affiliates, that seek the repayment of several loans. Although we may not anticipate the amount of the related liabilities, we record provisions when we consider such liabilities as probable and reasonably estimable. The provisions are based on historical experience and legal advice, and are reviewed on a three-month basis and updated based on further developments. Changes in the amount of the provisions affect our consolidated income statements. As of December 31, 2003, we had ceded provisions in the total amount of Ch$212 million with respect to labor proceedings and other contingencies. See "Item 3. Key Information" and "Item 8. Financial Information -- Legal Proceedings".

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

      GOODWILL

      As per the Chilean generally accepted accounting principles, goodwill rises from the surplus in the purchase value of companies acquired over their net accounting value. Negative goodwill results when the net accounting value exceeds the purchase price of the acquired companies. Goodwill and negative goodwill also rise from the purchase of investments accounted under the equity method. Goodwill and negative goodwill are regularly amortized over a maximum period of 20 years, considering the earning period of the investments. Chilean generally accepted accounting principles also provides that the amortization of goodwill and negative goodwill may be accelerated if the proportional income or loss of the company in which the investment is made exceeds the amount of the respective linear amortization

U.S. GAAP RECONCILIATION

      The main differences between Chilean GAAP and U.S. GAAP that affected our results for the years ended December 31, 2001, 2002 and 2003, are:

o the adjustment under U.S. GAAP of excess price paid to shareholders over the original cost basis for the repurchase of assets.

o the capitalization under U.S. GAAP of interest incurred during the period that assets are being constructed or prepared for productive use.

o the reversal under U.S. GAAP of the amortization of negative goodwill under Chilean GAAP.

o the reversal under U.S. GAAP of the amortization of goodwill in a business combination with companies under common control, which combination is accounted for as a distribution to shareholders and a reduction of shareholders' equity for U.S. GAAP purposes.

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

      Our gross profit for the year ended December 31, 2003 under U.S. GAAP was Ch$27,111 million, or a 21.3% gross margin, while the amount reported under Chilean GAAP was Ch$27,111 million or a 21.3% gross margin. Gross profit for the year ended December 31, 2002 under U.S. GAAP was Ch$25,759 million, or a 21.1% gross margin, while the amount reported under Chilean GAAP was Ch$25,759 million, or a 21.1% gross margin. Our gross profit for the year ended December 31, 2001 under U.S. GAAP was Ch$37,550 million, or a 24.81% gross margin, while the amount reported under Chilean GAAP was Ch$34,155 million, or 23.1% gross margin.

      Our operating loss for the year ended December 31, 2003 under U.S. GAAP was Ch$4,640 million, while the amount reported under Chilean GAAP was Ch$4,566 million. Our operating loss for the year ended December 31, 2002 under U.S. GAAP was Ch$7,487 million, while the amount reported under Chilean GAAP was Ch$7,391 million. Our operating income for the year ended December 31,

2001 under U.S. GAAP was Ch$4,904 million, while the amount reported under Chilean GAAP was Ch$1,670 million.

      The following table sets forth certain financial information for Unimarc as a percentage of net sales for the periods indicated, in accordance with U.S. GAAP.

                                                  YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                              2001         2002         2003
                                             ------       ------       ------
Net sales ...............................       100%         100%         100%
Cost of sales ...........................     (75.2)       (75.2)       (78.0)
Gross margin ............................      24.8         24.8         22.0
Administrative and selling expenses .....     (21.6)       (27.2)       (25.7)
Operating Income ........................       3.2         (2.4)        (3.7)
Non-operating income ....................       0.4          2.9         (0.2)
Non-operating expense ...................      (4.2)        (4.8)        (2.8)
Price-level restatement .................       0.2          3.9          1.8
Non-operating results ...................      (3.6)         2.0         (0.2)
Results before taxes ....................      (0.4)        (0.4)        (3.9)
Income taxes ............................       0.5          3.9          0.6
Net income (loss) .......................       0.1         (0.3)        (3.3)
Minority interest .......................       0.0          0.0          0.0
Net income (loss) .......................       0.1         (0.3)        (3.3)

      Our net loss for the year ended December 31, 2003 under U.S. GAAP was Ch$4,092 million, compared to that reported under Chilean GAAP of Ch$4,249 million. Net loss under Chilean GAAP is higher mainly due to:

o     adjustment for business combinations with companies under common control;
      and

o     gain on sale of fixed assets to related companies.

      Our net loss for the year ended December 31, 2002 under U.S. GAAP was Ch$309 million, compared to our loss reported under Chilean GAAP of Ch$1,600 million. Net loss under Chilean GAAP was higher mainly due to:

o     adjustment for business combinations with companies under common control;
      and

o     gain on sale of fixed assets to related companies.

      Our net income for the year ended December 31, 2001 under U.S. GAAP was Ch$136 million, compared to our net loss reported under Chilean GAAP of Ch$2,101 million. The net loss under U.S. GAAP is mainly due to:

o     adjustment for business combinations with companies under common control;

o     an adjustment for deferred tax provisions; and

o     gain on sale of fixed assets to related companies.

      Our total shareholders' equity under U.S. GAAP as of December 31, 2003 was Ch$86,848 million, compared to that reported under Chilean GAAP of Ch$97,947 million. The principal reasons for the difference between total shareholders' equity under U.S. GAAP and Chilean GAAP in this period are:

o an adjustment for the payment to shareholders for excess purchase price over book value;

o an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets; and

o     the conversion of Hipermarc to FAS 52.

      Our total shareholders' equity under U.S. GAAP as of December 31, 2002 was Ch$93,591 million, compared to that reported under Chilean GAAP of Ch$108,901 million. The principal reasons for the difference between total shareholders' equity under U.S. GAAP and Chilean GAAP in this period are:

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

o     the conversion of Hipermarc to FAS 52; and

o     capitalized computer software cost

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      We did not incur any research and development expenses during 2003, 2002 or 2001. We have fully paid any amounts owed with respect to patent and trademark rights.

OFF-BALANCE SHEET ARRANGEMENTS

      There are no off-balance sheet transactions, agreements or other contractual arrangements to which any unconsolidated entity and we are a party, and under which we have (1) any obligation under a guarantee contract having any of the characteristics specified in paragraph 3 of FASB Interpretation No. 45;
(2) any retained or contingent interest in assets transferred by us to any unconsolidated entity or similar arrangement serving as credit, liquidity or market risk support to such entity for such assets; (3) any obligation under a derivative instrument classified as equity, or (4) any obligation arising out of a variable interest in an unconsolidated entity held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us. See Note 29 to our audited consolidated financial statements for a description of our contingent liabilities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                               -------------------------------------------------------------
                                                                 Payments due by period
                                                                    (in Ch$ million)
------------------------------------------------------------------------------------------------------------
                                                              less                                    more
                                                             than 1        1-3           3-5         than 5
         Contractual Obligations                Total         year        years         years         years
------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations (1)                   20,635       3,362       6,976         7,887         2,410
------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease Obligations (2)          19,285         520       1,527         1,729        15,509
------------------------------------------------------------------------------------------------------------
Operating Lease Obligations(3)                   13,300       1,900       5,700         5,700           N/A
------------------------------------------------------------------------------------------------------------
Purchase Obligations                                  0           0           0             0             0
------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities Reflected on
the Company's Balance Sheet under the GAAP
of the primary financial statements (3)           5,096       1,475       1,840         1,425           356
------------------------------------------------------------------------------------------------------------
Total                                            58,316       7,257      16,043        16,741        18,275
------------------------------------------------------------------------------------------------------------

(1)  Includes loans payable to banks.
(2) Includes lease obligations payable to Hewlett Packard for computer leases, and lease obligations payable to Compania de Seguros de Vida Renta Nacional S.A. for the lease of La Florida supermarket and to Compania de Seguros de Vida Corp S.A. for the lease of La Reina supermarket.
(3) Reflects a five-year estimate of our lease obligations to affiliated entities for supermarket leases, as determined based on our estimate of sales for financial year 2004, using our sales from January through June of 2004. Our leases provide that our lease obligations to such entities represent a specified percentage of our sales, generally equal to 2.2%.
(4) Includes deferred tariffs on equipment imports made in prior years as well as deferred income from lease payments made by Supermercados Hipermarc S.A., our Argentine subsidiary to Supermercados Norte.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

      At April 30, 2004, our directors were as follows:

                                                                   CURRENT POSITION      YEARS WITH UNIMARC
NAME                                    POSITION                   HELD SINCE            OR RELATED ENTITIES    AGE
------------------------------------    -----------------------    ------------------    -------------------    -------
Francisco Javier Errazuriz Ovalle       Chairman and Director      November 1997         7 years                30
Elias Errazuriz Errazuriz               Director                   April, 2000           6 years                52
Victor Cantillano Vergara               Director                   April, 2001           19 years               51
Eduardo Viada Aretxabala                Director                   April, 2001           6 years                45
Enrique Barriga Ugarte                  Director                   April 2003            25 years               47
Ramon Mendez Cifuentes                  Director                   April, 2002           4 years                49
Cristian Rosselot Mora                  Director                   April, 2002           2 years                30

      MR. FRANCISCO JAVIER ERRAZURIZ OVALLE is the Chairman and director of Unimarc, as well as in several other companies of the Inverraz Group. Mr. Errazuriz joined the Inverraz Group in 1996. He holds a degree in business administration from the Universidad de Chile.

      MR. ELIAS ERRAZURIZ ERRAZURIZ is a director of Unimarc. Mr. Errazuriz joined the Inverraz Group in 1997. Mr. Errazuriz held office several positions in the holding Camelio since 1975 to 1986, including the position of Chief Executive Officer. He has also served as: (1) from 1986 to 1991, Chief Executive Officer in Pesquera Comtesa S.A., (2) from 1993 until 1996, Operations Manager of Salmones Aguas

Claras S.A., (3) in 1996, Commercial Manager in Pesquera San Pedro S.A., and (4) from 1997 until 1998, Commercial Manager in Pesquera Nacional S.A. Mr. Errazuriz is at present, the Chief Executive Officer in Salmones Unimarc S.A. He holds a degree as Factor de Comercio.

      MR. VICTOR CANTILLANO VERGARA is a director of Unimarc and among others Compania de Seguros de Vida y Generales Renta Nacional. Mr. Cantillano joined the Inverraz Group in 1984 and has held several positions within the Inverraz Group and Unimarc, including the position of Information Systems Manager, Assistant Financial Manager in Inverraz and Administration Manager in Companias de Seguros de Vida y Generales Renta Nacional. Mr. Cantillano at present is the Administration Manager in Inversiones Errazuriz Ltda. He holds a degree as Factor de Comercio.

      MR. EDUARDO VIADA joined Unimarc in 1998 as Chief Financial and Administration Officer. Mr. Viada joined the Inverraz Group in 1997. Prior to joining Unimarc, Mr. Viada held office as Chief of Risks and Assistant Commercial Manager in Banco Sud Americano S.A. and as Chief Financial and Administration Officer in Papelera Dimar S.A. At present, he is the Financial Director in Inverraz and Director in Unimarc, and participates in the Boards of Directors of several companies in the Inverraz Group, among others, in Companias de Seguros de Vida y Generales Renta Nacional. He holds a degree in business administration from Universidad Diego Portales.

      MR. ENRIQUE BARRIGA UGARTE joined Unimarc in 1998. Mr. Barriga joined the Inverraz Group in year 1979 and has held office as Foreign Trade Manager in Cidef, Motorcycle Sales Manager and Chief Executive Officer in Inverraz Trading S.A. Mr. Barriga holds a degree as Business Administrator from Instituto IPEVE.

      MR. RAMON MENDEZ CIFUENTES is a director of Unimarc and joined us in 1998. He holds a degree in Factor de Comercio.

      MR. CRISTIAN ROSSELOT MORA is a Director in Unimarc and joined us in 2002. He holds a degree in law from Universidad Gabriela Mistral and a Diplomate in Litigation from Universidad Diego Portales and is member of the professor staff of the Department of Processal Law in Universidad Gabriela Mistral. In the Supreme Court of Justice, he is the Secretary and Chief of the Staff of the Justice of the Court of Mr. German Valenzuela Erazo; he is a member of the Board in Renta Nacional Compania de Seguros de Vida and Compania de Seguros Generales.

      EXECUTIVE OFFICERS

      Our executive officers are:

NAME                                  POSITION                            AGE
----------------------------------    -------------------------------     ------
Francisco Javier Errazuriz Ovalle     Principal Executive Officer         30
Victor Cantillano Vergara             Principal Financial Officer         51
Claudia Quezada Romero                Commercial Manager                  37
Manuel Soto Olivos                    Operations Manager                  41
Juan Miguieles Silva                  Systems Manager                     42
Olga Melo Vergara                     Quality and Services Manager        50
Gabriel Rodriguez Gajardo             Logistic Manager                    46
Joaquin Abbott Galaz                  Internal Auditor                    50

      MR. FRANCISCO JAVIER ERRAZURIZ OVALLE is our Principal Executive Officer.

      MR. VICTOR CANTILLANO VERGARA is our Principal Financial Officer.

      MRS. CLAUDIA QUEZADA ROMERO, our Commercial Manager, joined us in November 1999. Mrs. Quezada joined the Inverraz Group in 1989 and held the following positions within Inverraz and Unimarc: (1) Chief of Budget and Treasury of Cidef S.A. since 1989 until 1996, (2) several positions in Pesquera Nacional S.A. between 1996 and 1999, including the position of Administration & Finance Manager, and (3) Commercial Manager in Unimarc from 1999 until 2001. She holds a degree in business administration from the Universidad de Santiago de Chile. Mrs. Quesada resigned as Commercial Manager of Unimarc effective as of July 30, 2004.

      MR. MANUEL SOTO OLIVOS, our Operations Manager, joined us in May 2004. Prior to joining Unimarc he held office as Operations Manager in Supermercados Santa Isabel. Mr. Soto holds a degree as Auditing Accountant from Escuela Superior de Comercio Exterior de Valparaiso.

      MR. JUAN MIGUIELES SILVA, our Systems Manager, joined us in 1999. Mr. Miguieles joined the Inverraz Group in 1986 and held the position of Systems Manager in Renta Nacional Compania de Seguros Generales S.A. prior to becoming the Systems manager in Unimarc. He holds a degree in business administration from the Universidad de Concepcion.

      MS. OLGA MELO VERGARA, our Quality & Services Manager joined us in 1980. Ms. Melo has also held office as supermarket manager and zonal supermarkets manager. She holds a degree in business administration from Universidad Catolica de Chile.

      MR. GABRIEL RODRIGUEZ GAJARDO, our Logistic Manager, joined us in 2001. Prior to joining Unimarc he held office as Operations Manager in Farmacias Cruz Verde, Development manger and Manager of the Distribution Center in Socofar. Mr. Rodriguez holds a degree in Civil Engineering from Universidad de Chile.

      MR. JOAQUIN ABBOTT GALAZ, our internal auditor, joined us in 1982. Mr. Abbott holds a degree as Auditing Accountant from Universidad de Concepcion.

COMPENSATION

      Pursuant to the agreement established during the shareholders' ordinary meeting of Unimarc, no fees have been paid to our Directors.

      For the year ended December 31, 2003, the aggregate amount of compensation paid to our executive officers totaled Ch$186 million, or U.S.$313,436.

      We do not disclose to our shareholders or otherwise make available public information regarding the compensation of our individual executive officers.

      Unimarc does not have any pension or retirement programs for its directors or executive officers.

BOARD PRACTICES

      Under our bylaws, our board of directors must be comprised of seven directors who are elected at the annual regular shareholders' meeting. The entire board of directors is elected every three years. The current board of directors was elected in April 2004. If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. There are regularly scheduled monthly meetings of the board of directors. Extraordinary meetings are convened
(1) when called by the President, (2) when requested by any other director with the assent of the President or (3) when requested by an absolute majority of the directors.

EMPLOYEES

                                               YEAR ENDED DECEMBER 31,
                                        ----------------------------------
                                          2001         2002         2003
                                        --------     --------     --------
Total Unimarc employees ...........        1,950        3,814        4,022
Total Affiliate employees .........        2,650          278          394
                                        --------     --------     --------
Total .............................        4,600        4,092        4,416

      As of December 31, 2003, we had (1) 4,022 directly hired employees, and
(2) an additional 390 employees hired by our Affiliates Interagro Comercio y Ganado S.A. and 4 hired by Supermercados Hipermarc S.A. As of December 31, 2003, employees hired by Unimarc were geographically located as follows: (1) 2,998 in the Metropolitan region, (2) 157 in region V, (3) 78 in region VI, (4) 113 in region VII, (5) 376 in region VIII, (6) 256 in region IX, and (7) 44 in region
X. We had collective contract agreements with several unions as at that same date. Our employees receive (1) salaries established in accordance with our policies, (2) benefits provided for by law, and (3) additional benefits provided by us in accordance with applicable collective bargaining agreements.

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

SHARE OWNERSHIP

      The table below show information regarding our stock held by Directors as of April 30, 2004:

                                           NUMBER OF SHARES     PERCENTAGE OWNED
                                           ----------------     ----------------
Francisco Javier Errazuriz Ovalle.......        633,950              0.05%
Victor Cantillano Vergara...............          5,583              0.00044%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      Our only outstanding equity are shares of common stock or ordinary shares. As of April 30, 2004, we had 1,261,849,619 shares of common stock issued and paid-in. As of that date, 1,140,663 American Depositary Shares, or ADSs, were issued, representing a total of 57,033,150 of our shares of common stock. Each ADS represents 50 shares of our common stock.

      The following table sets forth certain information regarding the ownership of our common stock as of April 30, 2004 with respect to shareholders known to us and with respect to all of our directors and executive officers as a group. Such information is derived from our records and reports filed with the SUPERINTENDENCIA DE VALORES Y SEGUROS and the Chilean Stock Exchanges:

                                                      NUMBER OF SHARES     PERCENTAGE OWNERSHIP
SHAREHOLDER                                           OF COMMON STOCK         OF COMMON STOCK
--------------------------------------------------    ----------------     --------------------
Alimentos Nacionales S.A.                                 721,318,546                    57.16%
Deposito Central de Valores                               197,639,777                    15.66%
Renta Nacional Compania de Seguros de Vida S.A.           189,913,643                    15.05%
Fruticola Nacional S.A.                                    66,715,441                     5.29%
Ganadera Las Cruces S.A.                                   25,362,359                     2.01%
Renta Nacional Compania de Seguros Generales S.A.           8,850,000                     0.70%
Inmobiliaria Escorial Ltda.                                 7,994,722                     0.63%
Kerestegian Colombo Stiven                                  2,883,717                     0.23%
Inmobiliaria Delta Ltda.                                    2,850,000                     0.23%
Banchile Corredores de Bolsa S.A.                           2,449,632                     0.19%
Administradora de Mutuos Hipotecarios Mi Casa S.A.          2,432,718                     0.19%
D.Andurain Pena Juan Carlos                                 2,350,853                     0.19%
Supermercados Keymarket Limitada                            1,680,512                     0.13%
Errazuriz Talavera Francisco Javier                         1,579,336                     0.13%
Sociedad de Inversiones Trinidad S.A.                       1,506,301                     0.12%
Asturiana de Inversiones Ltda.                              1,288,475                     0.10%
Comercial Marchigue S.A.                                    1,254,860                     0.10%
Perez Concha Luis Ambrosio                                  1,200,000                     0.10%
Molina Swett y Valdes S.A.                                  1,128,141                     0.09%
Inmobiliaria Vr Limitada                                    1,127,000                     0.09%
Larrain Vial S.A. Corredores de Bolsa                       1,021,248                     0.08%
Cerda Martinez Gabriel Eugenio                              1,000,000                     0.08%
Francisco Javier Errazuriz Ovalle                             633,950                     0.05%
Joaquin Abbott Galaz                                            9,681                     0.00%
Victor Cantillano Vergara                                       5,583                     0.00%
Others                                                     17,653,124                     1.40%
--------------------------------------------------  -------------------------------------------
TOTAL                                                   1,261,849,619                   100.00%
--------------------------------------------------  -------------------------------------------

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

      We have guaranteed the payment of certain debt incurred by our affiliates, including: two loans in the aggregate principal amount of U.S.$109.4 million from a syndicate of banks to Inverraz in 1994 and 1996. As of December 31, 2003, the aggregate outstanding balance of the 1994 loan and the 1996 loan (including only principal) were U.S.$44.4 million and U.S.$65.0 million, respectively. We were one of the guarantors under the 1994 loan. We were also one of the guarantors under the 1996 loan. As guarantor, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In each loan our "attributable liability" is adjusted from time to time based on the outstanding balance of such loan. However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan are equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

      In April 2001, following the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors and certain other entities claimed to be "loan guarantors" (collectively, the "Chilean Defendants") seeking repayment of the loans.

      We maintained that, pursuant to our capped attributable liability under the credit agreements, we were exposed to liability of U.S.$13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. However, the default judgment was upheld in connection with our Consolidated Appeal. For complete details see "Item 3. Key Information -- Risk Factors Relating to Unimarc and the Supermarket Industry" and "Item 8. Financial Information -- Legal Proceedings".

o a loan granted by Banco Santiago, S.A., and three loans granted by Corp. Banca to Inmobiliaria y Constructora Nacional S.A., Corporacion de Inversiones y Desarrollo Financiero Cidef S.A. and Salmones y Pesquera Nacional S.A., which loans had aggregate outstanding balances, including both principal and interest, of Ch$5,985 million, Ch$4,099 million, Ch$1,988 million and Ch$594 million, respectively, as of December 31, 2003. We mortgaged (1) one of our supermarkets, Providencia, located in the Santiago metropolitan region, and (2) real properties located in the city of Concepcion to secure the repayment of these loans. As of December 31, 2003, the aggregate book value of the mortgaged properties securing the repayment of these loans was Ch$13,561 million.

o a U.S.$10.7 million loan granted by Nai International II, Inc. to Hipermarc in June 1999 for the construction of two movie-theater complexes in the Belgrano and Quilmes Argentine shopping malls. As of December 31, 2003, the outstanding balance of this loan, including both principal and interest, was A$6,411,628.09. Hipermarc applies the rent received from Nai International II, Inc., as lessee of the two movie-theater complexes, to the repayment of this loan.

      Additionally, we have granted a security interest over certain assets to secure the following loans of related entities:

o a Ch$3,042 million loan granted by Banco BBVA to Holandaus N.V. This loan was secured by a mortgage over the building where the Manquehue Sur supermarket operates. This building is located in the borough of Las Condes and had a book value of Ch$2,836 million as of December 31, 2003. Holandaus N.V. finished repaying this loan on November 10, 2003. We anticipate that the security interest securing this loan will be released by August 2004.

o the payment of any present and future obligations (without any maximum amount being specified) that Inmobiliaria de Supermercados S.A. may owe to Inmobiliaria y Constructora Nacional S.A., is secured by mortgages over the following real estate: Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Land Arturo Prat. As of December 31, 2003, the outstanding balance of these obligations was Ch$156,484, and the aggregate book value of the underlying mortgaged properties securing these obligations was Ch$11,453 million.

o the payment of any obligations (without any maximum amount being specified) of Interagro Comercio y Ganado S.A. to Inversiones Culenar S.A. is secured by a general mortgage over land, buildings and equipment owned by Interagro Comercio y Ganado S.A. As December 31, 2003, the outstanding balance of these obligations was Ch$2,262 million and the aggregate book value of the underlying mortgaged properties was Ch$3,317 million.

INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See "Item 18. Financial Statements."

EXPORT SALES

      Not applicable.

LEGAL PROCEEDINGS

      PROCEEDINGS IN CONNECTION WITH CREDITS GRANTED TO INVERRAZ

      In 1994 and 1996, a syndicate of financial institutions, for whom State Street acted as agent, made a U.S.$50.0 million unsecured loan and a U.S.$65.0 million unsecured loan, respectively, to Inverraz. The payment terms of the 1994 loan were as follows: (1) principal was payable in semi-annual installments of U.S.$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002; (2) interest was payable semi-annually at a rate of 9.45% per year, and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%. The payment terms of the 1996 loan were as follows: (1) principal was payable in semi-annual installments of U.S.$4,444,445 under the series A tranche of the loan, and semi-annual installments of U.S.$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year, and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

      We were one of the guarantors under the 1994 loan. We were also one of the guarantors under the 1996 loan. As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable loan agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our "attributable liability". In the 1994 loan we guarantee approximately U.S.$15,400,000 of the obligations of Inverraz. In the 1996 loan our "attributable liability" is adjusted from time to time based on the outstanding balance of the loan. However, if State Street had been unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors would have been subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements. The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

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

      On or about August 2001, State Street agreed to accept the sum of U.S.$87 million in unencumbered proceeds, in connection with a pending asset sale involving some of the Chilean Defendants, in reduction of the accelerated debt. We have maintained that the U.S.$87 million represented the entire unencumbered portion of a U.S.$140 million asset sale, with the encumbered balance previously pledged to senior secured creditors with a priority right to payment over State Street (which is unsecured). However, we have maintained that State Street ultimately withheld its consent to the asset sale, despite its agreement to receive the entire unencumbered portion of U.S.$87 million, because the pertinent Chilean Defendants would not accede to State Street's demand for collateral to which State Street is not entitled under the unsecured loan agreements. We have maintained that State Street's refusal to consent to the asset sale, under these circumstances, constitutes a bad faith breach of State Street's contractual obligation of good faith and fair dealing and/or tortious interference.

      In late September 2001, State Street terminated further discussions over the U.S.$140 million asset-sale, and filed a motion in the federal action seeking a default judgment against the Chilean Defendants. On October 11, 2001, prior counsel advised the Chilean Defendants that it would withdraw and would not litigate the case. As a result, State Street's motion was granted by default, and a default judgment of approximately U.S.$140 million, inclusive of accrued interest, was entered on December 4, 2001 against the Chilean Defendants. Approximately two weeks later, new counsel for the Chilean Defendants filed extensive papers in support of a motion seeking to vacate the default judgment. Extensive proceedings thereafter ensued on an array of issues relating to the default.

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

      We maintained that, pursuant to our capped attributable liability under the credit agreements, we were exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan. By April 2003, proceedings in the federal action on all issues had concluded. The District Court determined that the Chilean Defendants, in reliance upon their former counsel, had a reasonable excuse warranting vacatur of the default. However, the District Court sustained the default judgment on the grounds that the Chilean Defendants had not established a "meritorious defense," and/or that State Street would be "unduly prejudiced" by reopening the case for proceedings on the merits. The Chilean Defendants appealed these determinations to the U.S. Court of Appeals for the Second Circuit (the "Consolidated Appeal"). State Street did not appeal the determination that the Chilean Defendants had a reasonable excuse warranting vacatur of the default.

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

      PROCEEDING RELATING TO CREDIT FACILITIES GRANTED TO UNIMARC

      Because of payment defaults incurred by Inverraz, our ultimate parent, with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt decided to accelerate the loans that it made to us. On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover, via an executory process, a portion of our loan in the aggregate principal amount of U.S.$2.1 million represented by a promissory note. The bank has not taken legal action to recover the remainder of the loans. In July 2002, the court denied Banco Kreditanstalt's bankruptcy petition as we deposited with the court the amount claimed by the bank. The court's decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding. Accordingly, we appealed the court's decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process. The civil court granted our appeal before the Appellate Court of Santiago. We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

      On October 23, 2002, we entered into an agreement and waiver of legal action whereby we agreed to terminate all our legal proceedings against Banco Kreditanstalt in Chile, including our appeal before the Appellate Court of Santiago and our criminal proceedings in Santiago. We filed the agreement and waiver with the Seventh Civil Court of Santiago, which the judge for such court approved in November 2002. As a result, the judge ordered the termination of all our legal proceedings in the civil and criminal courts.

      Pursuant to the above agreement and waiver, we entered into two rescheduling agreements in the aggregate principal amounts of U.S.$5.3 million and U.S.$1.8 million, respectively, which restructured the payment of the loans payable to Banco Kreditanstalt as follows: (1) principal will be paid in twenty semi-annual installments, in March and September of each year, from 2004 through 2013; and (2) interest will be paid semi-annually at Libor plus 1.05% and Libor plus 2.5%, respectively.

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

DIVIDEND POLICY

      Our by-laws require that we distribute at least 30% of our net income for the relevant period as a minimum obligatory dividend. According to Chilean law, however, a unanimous vote of the holders of the outstanding voting shares may agree to distribute a lower percentage of net income as dividends, and a majority of shareholders may agree to distribute a greater percentage as dividends.

      The table below sets forth the historical peso amount of dividends per share of common stock and per ADS, each ADS representing 50 shares of common stock, paid in respect of each of the years indicated.

                                     HISTORICAL CH$ PER
YEAR ENDED                           SHARE OF                 U.S.$
DECEMBER 31                          COMMON STOCK (1)         PER ADSS(1)
-----------------------------        ----------------         -----------
1996............................     4.87                     0.57
1997............................     2.93                     0.33
1998............................     1.01897                  0.0020
1999............................     1.08190                  0.002
2000............................     0.02480                  0.002
2001 (2)........................     0.0916491                0.007
2002 (3)........................     0.00                     0.00
2003 (3)........................     0.00                     0.00

----------
(1) Based on weighted average number of shares of Common stock outstanding during the year. Prior to the Combined Offering, our shareholders unanimously voted, as permitted by the Chilean Companies Act, to distribute dividends at a rate lower than 30% of our net income for 1995 and higher than 30% for 1994 and 1996.
(2) We declared this dividend was before the 2003 adjustments by Superintendencia de Valores y Seguros de Chile, so the dividend paid this year corresponds to accumulated results.
(3)  We generated losses during 2002 and 2003, therefore we paid no dividends.

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

ITEM 9.  THE OFFER AND LISTING

MARKETS

      Since April 12, 1993, our shares have been listed on the Chilean stock exchanges. ADSs, each representing 50 of our shares, have been listed and traded on the NYSE since May 8, 1997, under the symbol "UNR". Prior to the opening of the market on Wednesday April 2, 2003, the NYSE suspended the listing of our ADSs in the NYSE, pursuant to a written communication furnished to us on March 28, 2003. The NYSE made this decision on the ground that the average closing price of our ADSs had been less than U.S.$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the time period prescribed by the NYSE.

      The Santiago Stock Exchange is Chile's principal exchange. During 2003, the Santiago Stock Exchange had a monthly average trading volume of U.S.$628.0 million. As of December 31, 2003, the Santiago Stock Exchange had a market capitalization of approximately U.S.$86.344 million, or Ch$51,270,928 million. The 10 largest companies in terms of market capitalization (Unimarc is not one of them) represented approximately 47.4% of the total market capitalization in the Santiago Stock Exchange as of December 31, 2003.

      As of December 31, 2003, the closing sales price of a share of common stock in the Santiago Stock Exchange was Ch$8.13 per share, or U.S.$0.68 per ADS. As of December 31, 2003, we had 1,140,663 outstanding ADS.

      The table below sets forth, for the periods indicated, the annual, quarterly and monthly low and high daily closing prices of our common stock on the Santiago Stock Exchange in Chilean pesos, as well as the quarterly low and high daily closing prices of our common stock on the Santiago Stock Exchange expressed in dollars, based on the Observed Exchange Rate for the respective dates of such quotations. Such information reflects actual historical amounts at the trade dates and has not been restated in constant pesos. The table below also shows the quarterly low and high daily closing prices of the ADSs representing our common stock on NYSE in dollars, as well as the quarterly trading volume of our common stock on the Santiago Stock Exchange and the ADSs on the NYSE.

HIGH AND LOW ANNUAL SHARE PRICE IN THE SANTIAGO STOCK EXCHANGE AND THE NYSE

                     SHARE
                    TRADING     CH$ PER SHARE OF  U.S.$ PER SHARE OF        ADS
 YEAR ENDED         VOLUME      COMMON STOCK (1)   COMMON STOCK (2)  TRADING VOLUME (3)  U.S.$ PER ADS (3)
DECEMBER 31      (IN MILLIONS)    LOW     HIGH      LOW       HIGH     (IN MILLIONS)      LOW      HIGH
-----------      -------------  ----------------  ------------------ ------------------  -----------------
1996
1997                 70,360      105.0    162.0     0.39      0.24          4.98         12.31     18.88
1998                 82,026       20.0    110.0     0.25      0.04        142.90          2.00     11.00
1999                 99,817       25.0     46.0     0.10      0.05          3.89          2.19      3.81
2000                102,073       17.0     44.0     0.09      0.03          1.89          1.50      3.50
2001                 98,605       19.0     29.0     0.03      0.04          1.03          1.45      2.03
2002                125,884        9.5     23.7     0.01      0.03          0.75          0.60      1.85
2003                316,393        7.0     16.0     0.01      0.03          0.00(4)       0.00(4)   0.00(4)

QUARTERLY PRICES:

                     SHARE
                    TRADING     CH$ PER SHARE OF  U.S.$ PER SHARE OF        ADS
                    VOLUME      COMMON STOCK (1)   COMMON STOCK (2)  TRADING VOLUME (3)  U.S.$ PER ADS (3)
  QUARTER        (IN MILLIONS)    LOW     HIGH      LOW       HIGH     (IN MILLIONS)      LOW      HIGH
-----------      -------------  ----------------  ------------------ ------------------  -----------------
1st Q 2002            11.90      16.50    22.50     0.02      0.03          0.10          1.10     1.55
2nd Q 2002            39.70      14.00    23.75     0.02      0.04          0.20          0.85     1.60
3rd Q 2002            24.10       9.50    17.00     0.01      0.02          0.10          0.70     1.20
4th Q 2002            47.00      10.00    16.00     0.01      0.02          0.40          0.65     1.15
1st Q 2003             3.70      10.00    16.00     0.01      0.02          0.10          0.36     1.00
2ndQ 2003              6.10       7.00    11.00     0.01      0.01          0.0(4)        0.00(4)  0.00(4)
3rd Q 2003            18.80       7.50     9.20     0.01      0.01          0.0(4)        0.00(4)  0.00(4)
4th Q 2003             8.70       7.20     9.00     0.01      0.02          0.0(4)        0.00(4)  0.00(4)
1st Q 2004            66.50       7.20    13.00     0.01      0.02          0.0(4)        0.00(4)  0.00(4)
2nd Q 2004            13.30      10.00    13.40     0.02      0.02          0.0(4)        0.00(4)  0.00(4)

MONTHLY PRICES:

                     SHARE
                    TRADING     CH$ PER SHARE OF  U.S.$ PER SHARE OF        ADS
                    VOLUME      COMMON STOCK (1)   COMMON STOCK (2)  TRADING VOLUME (3)  U.S.$ PER ADS (3)
   MONTH         (IN MILLIONS)    LOW     HIGH      LOW       HIGH     (IN MILLIONS)      LOW      HIGH
-----------      -------------  ----------------  ------------------ ------------------  -----------------
January 2003            0.1       12.9     12.9     0.02      0.02          0.02          0.80     1.00
February 2003           1.9       10.0     11.6     0.01      0.02          0.01          0.70     0.85
March 2003              1.7       10.0     16.0     0.01      0.02          0.04          0.36     0.70
April 2003              1.3        9.9     11.0     0.01      0.02          0.00(4)       0.56     0.76
May 2003                3.6        8.6     10.0     0.01      0.01          0.00(4)       0.57     0.71
June 2003               1.2        7.0      8.6     0.01      0.01          0.00(4)       0.50     0.60
July 2003               2.6        7.5      9.2     0.01      0.01          0.00(4)       0.50     0.65
August 2003            10.3        7.5      8.2     0.01      0.01          0.00(4)       0.53     0.59
September 2003          5.9        7.9      8.0     0.01      0.01          0.00(4)       0.56     0.61
October 2003            4.7        7.5      8.0     0.01      0.01          0.00(4)       0.55     0.64

November 2003           2.1        8.0      9.0     0.01      0.02          0.00(4)       0.57     0.72
December 2003           1.9        7.2      8.0     0.01      0.01          0.00(4)       0.58     0.69
January 2004           40.3        7.2     13.0     0.01      0.02          0.00(4)       0.61     1.15
February 2004           8.4        7.8     11.4     0.01      0.02          0.00(4)       0.67     1.05
March 2004             17.8       10.1     11.9     0.02      0.02          0.00(4)       0.84     0.96
April 2004             10.1       11.9     13.4     0.02      0.02          0.00(4)       0.89     1.13
May 2004                2.6       11.5     12.3     0.02      0.02          0.00(4)       0.63     0.99
June 2004               0.6       10.0     11.0     0.02      0.02          0.00(4)       0.77     0.93

----------
(1) Our shares of common stock began trading in the Chilean stock exchanges on April 12, 1993.
(2) Chilean peso equivalents per share of common stock were translated into U.S. dollars using the Observed Exchange Rate for the respective dates of each quotation.
(3) Our ADSs began trading on the NYSE on May 8, 1997. Each ADS represents 50 shares of common stock,
(4) Our ADSs stopped trading on the NYSE on April 2, 2003. Prices of the transactions are reported for The Bank of New York.
SOURCE: SANTIAGO STOCK EXCHANGE, OFFICIAL QUOTATIONS BULLETIN AND THE BANK OF NEW YORK.

      As of December 31, 2003, we had 314 holders of record of our common stock,

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

      As of June 30, 2004 our share capital consisted of 1,261,849,619 shares of common stock, no par value, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common shares and preferred shares. To date, we have issued, and are authorized to issue, only common shares however.

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

DIVIDENDS AND PAYING AGENTS

      See "Item 8. Financial Information-- Dividend Policy" above.

STATEMENT OF EXPERTS

      Not applicable.

DOCUMENTS ON DISPLAY

      All the documents which are referred to in this report may be inspected in our headquarters, located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile. You also may inspect the documents concerning us referred to in this report at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 223 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. These and any other documents that we have filed with the SEC since February 12, 2004 are also publicly available through the SEC website at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are subject to foreign currency exchange rate risk and interest risk. We do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes. In addition, we do not engage in any interest rate or foreign currency exchange rate hedging transactions.

INTEREST RATE VARIATIONS

      Our interest expense on short term debt payable to Chilean banks is sensitive to changes in the general level of interest rates in Chile as such debt bears two types of variable interest rates generally ranging from 5.4% to 6.8% per year. As of December 31, 2003 we had Ch$9,355 million, or U.S.$15.8 million, of short-term debt outstanding. During 2003, our short-term debt bore interest at an average rate of 6.3% per year. During 2003, (1) our Chilean peso denominated short-term debt bore interest at an average fixed rate of 6.2%; (2) our short term debt denominated in Unidades de Fomento bore interest at an average variable rate of 6.5%, and (3) our U.S. dollar denominated short-term debt bore interest at an average variable rate of 4.4%, as determined based on LIBOR.

      We are subject to the risk of interest rate fluctuations with respect to our long-term debt because our long-term debt bears three types of variable interest rates. As of December 31, 2003 we had outstanding Ch$17,272 million, or U.S.$29.1 million, in aggregate principal amount of long-term debt. Our U.S. dollar denominated long-term debt bears interest at rates ranging from 3.9% to 6.5% per year. Our Chilean peso long-term denominated debt bears interest at rates ranging from 8.0% to 9.0% per year. During 2003, (1) our long-term loans denominated in Unidades de Fomento bore interest at an average fixed rate of 8.5%, (2) our U.S. dollar denominated long-term loans bore interest at an average variable rate of 4.4%, as determined based on LIBOR and (3) our Argentine peso denominated long-term loans bore interest at an average variable rate of 26.1%, as determined based on BAIBOR. For more information, see note 18 of our consolidated financial statements.

FOREIGN EXCHANGE VARIATIONS

      We are exposed to currency exchange risks, particularly with respect to the exchange of the Chilean peso against the U.S. dollar. Our foreign gains or losses reflect the impact of fluctuations in foreign currency exchange rates on our assets and liabilities denominated in currencies other than the Chilean peso as follows:

      o A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as the U.S. dollar, that appreciates relative to the Chilean peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of Chilean pesos that we need to purchase the foreign currency necessary to repay the liability.

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

      During 2003, we recorded a foreign exchange gain of Ch$2,095 million mainly reflecting the impact of a 17.37% appreciation of the Chilean peso against the U.S. dollar on our debt U.S. dollar denominated debt of U.S.$46 million.

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

CURRENCY FLUCTUATIONS AND CONTROLS; DEVALUATION; HISTORICAL INFLATION

      The Chilean government's economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect the dollar value of the ADSs and investors' return on investment. The peso has been subject to large nominal devaluation in the past and may be subject to significant fluctuations in the future. In the period from January 1, 1994 to December 31, 2003, the value of the peso relative to the U.S. dollar declined approximately 40.1% in nominal terms, based on the Observed Exchange Rate for U.S. dollars on such dates. Chilean trading in the common stock underlying the ADSs is conducted in pesos. Cash distributions received by the Depositary in respect of shares of common stock underlying ADSs will be received in pesos. The Depositary will convert these pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of ADSs. If the value of the peso should fall relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected.

      The Chilean inflation has been moderated in the last years, which has allowed to have a low inflation risk. Nevertheless, we can not assure low inflation in the future that could adversely affect the value of the ADSs. The annual inflation rates for 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000,
2001, 2002 and 2003 were 12.7%, 12.2%, 8.9%, 8.2%, 6.6%, 6.0%, 4.7%, 2.3%, 4.5%,
2.6%, 2.8% and 1.1% respectively.

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

TAXATION OF DIVIDENDS

      Cash and property dividends that we pay with respect to shares represented by ADSs held by a foreign (non-Chilean) holder will be subject to a 35% Chilean withholding tax which we withhold. Stock dividends are not subject to Chilean taxation.

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

      Our minority shareholders have fewer and less defined rights under the Chilean law and under our ESTATUTOS, or bylaws, which function as our articles of incorporation and by-laws, than they might have as minority shareholders of a corporation incorporated in a United States jurisdiction.

      There also are important differences between Chilean accounting and reporting standards and United States standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.

POSSIBLE LIMITATION ON WITHDRAWAL RIGHTS OF HOLDERS OF ADSS

      In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from Unimarc and receive payment for its shares according to a prescribed formula, provided that this shareholder exercises its rights within certain prescribed time periods. See "Item 3. Key Information -- Risks Relating to Chilean Law -- You may be unable to exercise fully your withdrawal rights".

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, LATE DIVIDENDS AND DELINQUENCIES

      In May 2002 we incurred in a payment default under a of U.S.$24.9 million loan we received from BankBoston, which as of December 31, 2003 had an outstanding balance, including both principal and interest of U.S.$ 21,506,346.09. We negotiated with the bank a series of extensions of payments of principal. We have timely made principal payments under the loan, as restructured.

      On May 6, 2003, we entered into a further amendment of the underlying credit agreement to restructure the payment terms of the loan. The effectiveness of this amendment was subject to certain conditions, which we had to satisfy no later than August 4, 2003. We were able to comply with certain of these conditions by this deadline, and the maturity date of the loan was extended through August 18, 2003. By this date, we were able to fully satisfy the remaining conditions. As a result, the payment of this loan was restructured as follows: (1) principal is payable in eighteen quarterly installments, from August 2003 through November 2007 and (2) interest is payable quarterly at the rate of 4.04% on the outstanding principal balance of the loan. The amounts of the principal installments under the restructured loan are as follows: (1) each of the two initial installments are equal to U.S.$250,000; (2) each of the 15 installments following the initial two installments are equal to U.S.$1 million ; and (3) the final installment is equal to U.S.$6,506,346.

      In March 2000, Inverraz, our parent, incurred in a payment default under two unsecured loans in the aggregate principal amount of U.S.$115 million granted to it by a syndicate of banks, for whom State Street acted as agent, and as result, the lenders accelerated the payment of these loans and demanded payment from Inverraz and the guarantors of the entire outstanding balance of the loans. As of December 31, 2003, the aggregate outstanding balance due under these loans totaled U.S.$109.4 million, which amount includes principal, without scheduled and default interest. As of December 31, 2003, the total outstanding amount of our attributable liability as guarantors under these loans was U.S.$38,919,217, or 12.82% of our consolidated assets. See "Item 3. Key Information -- Risk Factors - Risks Relating to Unimarc and the Supermarket Industry", "Item 8. Financial Information -- Legal Proceedings" and "Item 7. Major Shareholders and Related Party Transactions".

      As a result of the above defaults, and the default of other loans representing no more than 5% of our consolidated assets (described in Item 1 to this annual report), the lenders of our other long-term debt and short-term debt could accelerate the payment of the loans they granted to us. As of December 31, 2003:

o the total outstanding principal amount of our long-term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$17,272 million, or 9.6% of our total consolidated assets; and

o the total outstanding principal amount of our short term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$9,355 million, or 5.2% of our total consolidated assets.

      As of December 31, 2003, the unpaid balance, including both principal and interest, of the debt of our affiliates (other than Inverraz) that we have guaranteed (1) that was past due and payable, and (2) that could become immediately due and payable amounted to Ch$12,666 million. As of December 31, 2003, the total amount of our guarantees with respect to the two loans obtained by Inverraz from State Street and other lenders was Ch$23,110 million. If, however, the other guarantors of these two loans fail to make any payment under their guarantees, such lenders could seek to recover from us the total principal amount of the loans guaranteed by them, that is, Ch$64,988 million as of December 31, 2003. See "Item 8-Financial Information-Legal Proceedings".

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      We have performed an evaluation of the effectiveness of our disclosure controls and procedures. We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. We performed this evaluation with the participation of our senior management, under the supervision of our board of directors and our Chief Executive Officer, Francisco Javier Errazuriz Ovalle, and our Chief Financial Officer, Victor Cantillano Vergara. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003.

      There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, we have not taken any corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors, which fulfills the function of our audit committee, has determined that Victor Cantillano, a member of the board and our Principal Financial Officer, qualifies as the financial expert of the board. However, since Victor Cantillano is our Principal Financial Officer, he is not independent.

ITEM 16B. CODE OF ETHICS

      We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Principal Controlling Officer. We have filed this code of ethics as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Rachlin Cohen & Holtz LLP acted as our independent auditor for 2003, 2002 and 2001.

AUDIT FEES

      Rachlin Cohen billed us approximately U.S.$37,000, U.S.$27,000 and U.S.$22,000 for audit services for 2003, 2002 and 2001, respectively. These fees related to the audit of our consolidated financial statements for these years.

AUDITED-RELATED FEES

      Not applicable.

TAX FEES

      Rachlin Cohen has not billed us tax fees for 2003, 2002 and 2001.

ALL OTHER FEES

      Rachlin Cohen has not billed us other services for 2003, 2002 and 2001.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

      We do not have an audit committee. Our board of directors approves our annual financial statements and the performance by our auditors of audit and permissible non-audit services and otherwise fulfills the function of an audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable,

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-0

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

        4.1       Lease agreements relating to Registrant's property in Chile. *

        4.2 Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A.*

        4.3 Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A. (English summary translation)*

        4.4 Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc.*

        4.5 Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc. (English summary translation) *

        8.1 Significant subsidiaries owned, directly or indirectly, by Supermercados Unimarc S.A. as of December 31, 2003.

       11.1       Code of Ethics.

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

                                       SUPERMERCADOS UNIMARC S.A.


                                       /s/ Francisco Javier Errazuriz Ovalle
                                       -------------------------------------
                                       Francisco Javier Errazuriz Ovalle
                                       Principal Executive Officer and Chairman

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 2002 AND 2003 AND FOR THE
                 YEARS ENDED ON DECEMBER 31, 2001, 2002 AND 2003

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                        CONSOLIDATED FINANCIAL STATEMENTS

            AS OF DECEMBER 31, 2002 AND 2003 AND FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2002 AND 2003






                                      INDEX


                                                                            PAGE

Report of independent registered public accounting firm

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet as of December 31, 2002 and 2003                  F-3

Consolidated statement of operations for the years ended December 31,
2001, 2002 and 2003                                                          F-5

Consolidated Cash flow statement for the years ended December 31,
2001, 2002 and 2003                                                          F-6

Notes to the consolidated financial statements                               F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SHAREHOLDERS AND DIRECTORS
SUPERMERCADOS UNIMARC S.A.


We have audited the accompanying consolidated balance sheets of Supermercados Unimarc S.A. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31,2003. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Supermercados Hipermarc S.A., a 99.9% owned Argentine Subsidiary, which statements reflect total assets of ThCh$45,942,734 and ThCh$58,252,254 as of December 31, 2003 and 2002, respectively and revenues of ThCh$2,613,212, ThCh$15,796,161 and ThCh$14,764,267, for the years ended December 31, 2003, 2002 and 2001, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for Supermercados Hipermarc S.A. as of December 31, 2003 and 2002, before conversion to generally accepted accounting principles in Chile and the United States, is based soley on the report of the other auditors.

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

As more fully described in Note 22 to the financial statements, the Company has recorded long-term deferred tax assets of approximately Th Ch $7,406,000 and Th Ch $6,565,000 (Th US $11,056) as of December 31, 2002 and 2003, respectively, as to which the Company has provided no valution allowance. We were unable to obtain sufficient competent evidential matter or satisfy ourselves by means of other auditing procedures as to the recoverability of such long-term deferred tax assets at their stated amounts.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves regarding the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supermercados Unimarc S.A. and Subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as of December 31, 2003, the Company was in default of certain covenants and payments of its term loan and credit agreements. Further, as of December 31, 2003, the total amount outstanding of the Company's attributable liability as guarantor under two unsecured loans, which are in default, and are owed by its parent to a syndicate of banks was approximately Th US $38,900. In addition, as of December 31, 2003 the Company's current liabilities exceeded its current assets and the Company had negative cash flows from operating activities in 2003 and 2002. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for the years ended December 31, 2003, 2002 and 2001, and the determination of shareholders' equity as of December 31, 2003 and 2002, to the extent summarized in Note 41 to the consolidated financial statements.



RACHLIN COHEN & HOLTZ LLP

Miami, Florida
June 14, 2004 except for Note 2 d)
and Note 29 c.1) to the consolidated
financial statements as to which the
date is February 22, 2005.

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                           CONSOLIDATED BALANCE SHEETS

                                                        2002            2003            2003
                                                        ----            ----            ----
ASSETS                                                  THCH$           THCH$           THUS$
CURRENT ASSETS
Cash and cash equivalents                              1,740,178         699,220           1,178
Time deposits                                                  -         297,337             500
Trade accounts receivable                              1,639,922       1,431,049           2,410
Notes receivable                                       2,709,326       2,139,815           3,604
Other accounts receivable                                422,835          72,757             122
Accounts receivable from related companies             3,466,154       7,648,521          12,881
Inventories                                           10,499,536      11,586,547          19,513
Recoverable taxes                                        796,436         799,829           1,347
Prepaid expenses                                         595,860         778,624           1,311
Other current assets                                      96,224         105,561             177
                                                    ------------    ------------    ------------

Total current assets                                  21,966,471      25,559,260          43,043
                                                    ------------    ------------    ------------

PROPERTY, PLANT AND EQUIPMENT
Lands                                                 45,567,737      39,181,015          65,984
Buildings and infrastructure                          65,613,756      56,690,620          95,471
Machinery and equipment                               22,436,271      22,584,947          38,035
Other fixed assets                                    37,645,005      35,312,814          59,469
                                                    ------------    ------------    ------------

Less:
Accumulated depreciation                             (19,044,403)    (22,740,962)        (38,297)
                                                    ------------    ------------    ------------

Net property, plant and equipment                    152,218,366     131,028,434         220,662
                                                    ------------    ------------    ------------

OTHER ASSETS
Investments in related companies                               -           1,182               1
Goodwill                                              16,761,636      15,130,474          25,481
Negative goodwill                                        (46,787)        (38,110)            (64)
Long-term accounts receivable                            580,790         526,768             887
Long-term deferred taxes                               7,405,990       6,565,203          11,056
Intangible assets                                         11,797          10,431              18
Other non-current assets                               2,240,954       1,547,290           2,606
                                                    ------------    ------------    ------------

Total other assets                                    26,954,380      23,743,238          39,985
                                                    ------------    ------------    ------------

Total assets                                         201,139,217     180,330,932         303,690
                                                    ============    ============    ============

The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                           CONSOLIDATED BALANCE SHEETS


                                                        2002            2003            2003
                                                        ----            ----            ----
LIABILITIES AND SHAREHOLDERS' EQUITY                    THCH$           THCH$           THUS$
CURRENT LIABILITIES
Short-term debt                                       23,765,994       5,993,321          10,093
Current portion of long-term debt                      1,090,356       3,361,585           5,661
Accounts payable                                      25,184,265      23,095,618          38,895
Notes payable                                            429,182         159,963             269
Other accounts payable                                 1,543,469       1,798,849           3,029
Accounts payable to related companies                  2,261,002       6,297,370          10,605
Accrued expenses                                       1,362,103         481,478             811
Withholding taxes payable                                655,029         503,688             848
Income taxes payable                                     196,947         153,821             259
Deferred income                                          884,459         712,560           1,200
Deferred income taxes                                     16,728         145,736             246
Other current liabilities                                  1,608               -               -
                                                    ------------    ------------    ------------

Total current liabilities                             57,391,142      42,703,989          71,916
                                                    ------------    ------------    ------------

LONG-TERM LIABILITIES
Long-term debt                                         8,433,720      17,272,390          29,088
Notes payable                                          1,353,986               -               -
Other accounts payable                                 2,757,872       2,076,622           3,497
Accounts payable and lease
   obligations with related companies                 17,430,970      17,103,201          28,803
Other long-term liabilities                            4,790,254       3,206,520           5,400
                                                    ------------    ------------    ------------

Total long-term liabilities                           34,766,802      39,658,733          66,788
                                                    ------------    ------------    ------------

Minority interest                                         80,090          21,676              37
                                                    ------------    ------------    ------------

SHAREHOLDERS' EQUITY
Paid-in capital                                       56,432,718      56,432,718          95,037
Additional paid-in capital                            28,864,630      28,864,630          48,610
Other reserves                                         2,433,009      (4,272,282)         (7,195)
Retained earnings                                     22,786,632      21,170,825          35,653

(Loss) Profit for the period                          (1,615,806)     (4,249,357)         (7,156)
                                                    ------------    ------------    ------------

Total shareholders' equity                           108,901,183      97,946,534         164,949
                                                    ------------    ------------    ------------

Total liabilities and shareholders' equity           201,139,217     180,330,932         303,690
                                                    ============    ============    ============

The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               2001            2002            2003            2003
                                                               ----            ----            ----            ----
                                                               THCH$           THCH$           THCH$           THUS$
                                                            (Restated)
OPERATING INCOME
Net sales                                                   149,423,227     123,566,992     127,543,966         214,793
Cost of sales                                              (114,926,339)    (97,551,227)   (100,433,293)       (169,137)
                                                           ------------    ------------    ------------    ------------

Gross profit                                                 34,496,888      26,015,765      27,110,673          45,656

Sales and administrative expenses                           (32,810,812)    (33,481,240)    (31,676,921)         53,346)
                                                           ------------    ------------    ------------    ------------

Operating income (loss)                                       1,686,076      (7,465,475)     (4,566,248)         (7,690)
                                                           ------------    ------------    ------------    ------------

NON-OPERATING INCOME
Income from interest                                             62,607         143,429          69,725             118
Other non-operating income                                      507,885       2,399,523       1,344,466           2,264
Loss from investments in related companies                      (13,219)              -          (1,877)             (3)
Amortization of goodwill                                     (1,318,988)     (1,277,015)     (2,074,157)         (3,493)
Interest expense                                             (5,759,951)     (4,821,458)     (3,177,981)         (5,352)
Other non-operating expenses                                   (400,105)     (1,093,266)       (279,612)           (471)
Price-level restatement                                         350,454       4,840,451       2,234,258           3,763
                                                           ------------    ------------    ------------    ------------

Non-operating income (loss)                                  (6,571,317)        191,664      (1,885,178)         (3,174)
                                                           ------------    ------------    ------------    ------------

Income (loss) before taxes, minority interest and
   amortization of negative goodwill                         (4,885,241)     (7,273,811)     (6,451,426)        (10,864)
Income tax benefit                                            2,763,579       5,647,668       1,382,473           2,328
                                                           ------------    ------------    ------------    ------------

Loss before minority interest and amortization
   of negative goodwill                                      (2,121,662)     (1,626,143)     (5,068,953)         (8,536)
Amortization of negative goodwill                                    56           4,788         814,816           1,372
Minority interest                                                  (812)          5,549           4,780               8
                                                           ------------    ------------    ------------    ------------

Net loss                                                     (2,122,418)     (1,615,806)     (4,249,357)         (7,156)
                                                           ============    ============    ============    ============

The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                              CASH FLOW STATEMENTS
                                 (DIRECT METHOD)

                                                                           2001            2002            2003            2003
                                                                           ----            ----            ----            ----
                                                                           THCH$           THCH$           THCH$           THUS$
                                                                        (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers                                           189,597,920     148,522,973     153,723,777         258,881
Interest received                                                        1,081,612         564,635          59,460             100
Cash received from other sources                                         5,656,649       1,980,664         386,379             651
Cash paid to suppliers and employees                                  (181,877,139)   (157,558,881)   (155,154,317)       (261,291)
Interest paid                                                           (4,943,450)     (4,740,048)     (2,765,640)         (4,658)
Income taxes paid                                                          (43,921)        (10,553)        (14,304)            (24)
Other expenses paid                                                     (1,240,587)       (558,876)        (93,783)           (158)
Value-added and other taxes paid                                        (1,584,461)     (1,150,785)       (589,900)           (993)
                                                                      ------------    ------------    ------------    ------------

Net cash provided by (used in) operating activities                      6,646,623     (12,950,871)     (4,448,328)         (7,492)
                                                                      ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTMENT ACTIVITIES

Proceeds from sale of property, and equipment                           15,404,952       7,667,405       5,804,561           9,775
Proceeds from permanent investment                                         330,923               -         667,190           1,124
Proceeds from sales of other investments                                         -             694               -               -
Additions to property, plant and equipment                             (17,241,125)     (1,256,778)       (279,711)           (471)
Additions to long-term investments                                             (55)       (101,400)     (8,052,328)        (13,561)
Other investment activities                                                (74,627)              -               -               -
                                                                      ------------    ------------    ------------    ------------
Net cash used in investment activities                                  (1,579,932)     (6,309,921)     (1,860,288)         (3,133)
                                                                      ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bank loans                                                 3,273,542      11,349,969       8,254,013          13,900
Other loans obtained from related companies                                      -      12,250,938       9,331,900          15,716
Payments on bank loans                                                           -     (17,953,376)    (11,825,784)        (19,915)
Payments on loans                                                                -        (224,057)       (152,436)           (257)
Payment of loans documents from related parties                         (6,264,394)              -               -               -
Dividends paid                                                             (33,206)       (119,140)              -               -
Other disbursements for financing                                                -               -         (21,070)            (36)
                                                                      ------------    ------------    ------------    ------------

Net cash provided by (used in) financing activities                     (3,024,058)      5,304,334       5,586,623           9,408
                                                                      ------------    ------------    ------------    ------------

TOTAL CASH FLOWS FOR THE YEAR                                            2,042,633      (1,336,616)       (721,993)         (1,217)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                            79,541         (70,009)        (21,628)            (36)
                                                                      ------------    ------------    ------------    ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                  2,122,174      (1,406,625)       (743,621)         (1,253)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           1,024,629       3,146,803       1,740,178           2,931
                                                                      ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 3,146,803       1,740,178         996,557           1,678
                                                                      ============    ============    ============    ============

The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

                              CASH FLOW STATEMENTS

                                                                       2001           2002           2003           2003
                                                                       ----           ----           ----           ----
                                                                       THCH$          THCH$          THCH$          THUS$
RECONCILIATION BETWEEN NET FLOW ORIGINATING IN                      (Restated)
OPERATING ACTIVITIES AND NET INCOME (LOSS) FOR THE
PERIOD
Net loss                                                            (2,122,418)    (1,615,806)    (4,249,357)        (7,156)

RESULT FROM THE SALE OF ASSETS:
(Income) loss from the sale of fixed assets                            (11,295)       776,904       (247,935)          (418)
(Income) loss from the sale of other assets                              5,746              -       (626,763)        (1,056)

DEBITS (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS:
Depreciation for the period                                          5,852,119      6,768,610      5,832,025          9,822
Amortization and accrued expenses                                   (1,752,856)    (6,101,666)    (1,329,212)        (2,238)
Loss accrued on investments in related companies                        13,219              -          1,877              3
Amortization of goodwill                                             1,318,988      1,277,015      2,074,157          3,493
Amortization of negative goodwill                                          (56)        (4,788)      (814,816)        (1,372)
Net price-level restatement                                           (350,454)    (4,840,451)    (2,234,258)        (3,763)
Other credits not representing cash flows                              539,397     (1,422,510)      (402,326)          (678)
Other debits not representing cash flows                              (153,201)             -        182,388            307

(INCREASE) DECREASE IN CURRENT ASSETS
Trade accounts receivable                                            3,020,752        279,044        301,226            508
Inventories                                                           (196,118)     2,555,010     (1,087,012)        (1,831)
Other current assets                                                 2,435,417     (4,932,543)      (231,523)          (390)

INCREASE (DECREASE) IN CURRENT LIABILITIES
Accounts payable                                                       (73,985)    (3,559,525)    (1,951,388)        (3,286)
Income taxes payable                                                  (349,622)       135,401              -              -
Accumulated expenses and withholdings payable                       (2,781,824)    (2,141,144)        99,201            167
Value-added tax and other taxes payable                              1,252,002       (118,872)       240,168            404
Profit (loss) of minority interest                                         812         (5,550)        (4,780)            (8)
                                                                   -----------    -----------    -----------    -----------

Net cash provided by (used in) operating activities                  6,646,623    (12,950,871)    (4,448,328)        (7,492)
                                                                   ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements

                    SUPERMERCADOS UNIMARC S.A. AND AFFILIATES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001, 2002 AND 2003

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

          The purpose of the Company is the import and export of all kinds of products for consumption and goods and chattels for its own account or for third parties, either as a wholesaler or retailer. The company operates 39 supermarket stores under the trade name "Unimarc".

NOTE 2-   GOING CONCERN MATTERS

          a) As of December 31, 2003 and 2002, the Company had a working capital deficiency of ThCh$ 17,144,729 and ThCh$ 35,424,670 respectively.

          b)   Banco BankBoston

               As of the closing date of these financial statements, the credit kept with Bank Boston, in an amount of capital as of March 31, 2004 of US$ 20,506,346, is currently up-to-date in the service of both capital and interest.

               In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

               On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

               Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions ET CETERA in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

               On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

          c)   Kreditanstalt fur Wiederaufbau (KfW)

               On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of December 31, 2003, the short-term and long-term debts with KfW amount to US$ 7.0 million.

               As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices:
               56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and
               56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 and
               56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 and
               56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and
               56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01
               (assets of the Trane brand); and, 56-5184-0017-01 (assets of the Artok brand).

          d)   State Street Bank and Trust Company

               The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$ 45,556 and ThUS$ 65,000, respectively. The Company's guarantee was limited to ThUs$ 13,689 for the case of the 1994 credit, and ThUs$ 25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

               On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States.

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

               In the opinion of the lawyers of Inverraz Ltda., both the obligations rising from the 1994 loan contract and those rising from the 1996 loan contract have prescribed, in accordance with what the pertinent Chilean laws provide, and a lawsuit has been filed against the State Street Bank, in the 27th Civil Court of Santiago, Chile, case number. 5930-03, seeking the declaration of prescription of the aforementioned obligations.

               Inverraz, in its capacity as borrower, is also seeking to negotiate the refund of the loans directly with the lenders (see
               Note 29, c.1).

          e)   Banco Bhif

               As of March 31 2004, Supermercados Unimarc S.A. keeps no pending obligations with Banco BBVA, formerly known as BBVA Banco BHIF,
               (BBVA), as all of them have been repaid in full during year 2003, there being pending only the release of the guarantees lodged at the time to cover the already extinguished obligations. On the other hand, the bank must also release an attachment placed over Supermercado Unimarc, Manquehue Branch, as all of the obligations with this bank have been fully and totally extinguished through payments made in year 2003.

               Notwithstanding the foregoing, at present there are several trials between BBVA and companies of the Errazuriz Group -all of which were filed by the latter against BBVA-, originating in the sale of former Banco Nacional.

               The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

               The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates the capital amounts claimed).

          f) Although some of the matters described above have been resolved, as a result of the covenant and payment defaults described above coupled with unfavorable operating results, there is no guarantee that our other lenders won't accelerate the payment of the loans made to us. The company will continue working with its lenders to renegotiate its debt when necessary to be able to meet its commitments and continue to operate.

               The Company's operating results have been affected by its expansion and renovation programs. Refurbishing of our stores had a detrimental effect on our sales since a store under renovations may be closed for a week or more. The Company expects these efforts will increase sales in the long run and make the Company more competitive. As a result of these efforts and others the Company may undertake, the Company believes operating results will improve in the future. However, there are no guarantees that the Company's plans will be successful and operating results will improve.

NOTE 3-   RESTATEMENT OF 2001 CONSOLIDATED FINANCIAL STATEMENT

               The 2001 financial statements of the Company, represent the reissue of the financial statements that were presented to the SVS according to the current law, complying with Instruction No. 07981 of the SVS (Chilean SEC), dated September 29th 2003, due to changes in the accounting estimation of the account "Income to be Accrued".

               This reissue was done as a result of the application of the resolution from the Seventh Appeal Court of Santiago, which on August 21st 2003 accepted the conclusions from the SVS formulated by Instruction No. 09181 dated December 9th 2002, cleared and complemented by Instruction No. 00154 dated January 8th 2003, regarding the treatment of the account "Income to be Accrued", considering it as a non-monetary liability. The account described above includes 10 years of rental income paid in advance from stores that were sold by Supermercados Hipermarc S.A. (Argentinean subsidiary) to Supermercados Norte S.A. (an Argentinean company).

               In the original presentation of these financial statements, the Company gave a monetary treatment to the mentioned account according to the accounting and judicial regulations currently in force in the Republic of Argentina; an issue that was objected by the SVS, and finally approved by the Seventh Appeal Court of Santiago.

               The reissuance of the Financial Statements which are referred in Instructions 09181, 00154 and 07981, dated December 9th 2002, January 8th 2003, and September 29th 2003 respectively, correspond to the financial statements from December 2001 to June 2003, including the quarterly financial statements between both dates, of which the present one is part of.

               The resolution of the Seventh Appeal Court considers this account as a conditional liability, nonetheless, the company's administration, maintaining its traditional conservative policy, agreed to keep a provision over this conditional liability amounted to Ch$5,674,713. But for the above mentioned provision, the Company's result of operations would have been increased.

                                          AS REPORTED     ADJUSTMENT     AS RESTATED
                                          -----------     ----------     -----------
                                              2001           2001           2001
                                              ----           ----           ----
                   Net income (loss)          401,027     (2,523,445)     (2,122,418)
                   Liabilities            107,794,467      2,523,445     110,317,912
                   Equity                 111,877,317     (2,523,445)    109,353,873

NOTE 4-   ACCOUNTING CRITERIA APPLIED

          A)   ACCOUNTING PERIOD

               The financial statements of the Company and its subsidiaries cover the twelve-month periods between January 1 and December 31, 2003, 2002 and 2001.

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

          C)   BASIS OF PRESENTATION

               For comparative purposes, the financial statements as of December 31, 2002, are presented updated by 1.0% inflation. Additionally for an adequate comparison, some of the figures in said financial statements have been reclassified, as in the case of the Income Statement, where the reference to Exchange Differences appears in a net amount of ThCh$ 2,234,258, amount which used to appear in the Monetary Correction account.

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

          COMPANIES INCLUDED IN THE CONSOLIDATION

          The companies with which the Company consolidated its participation are the following:

                                                              PERCENTAGE OF
                                                              PARTICIPATION
                                                           ---------------------
                                                                    2003
                                                           ---------------------
            NAME OF THE COMPANY                            DIRECT INDIRECT TOTAL
--------------------------------------------------------------------------------
Servicios Integrales S.A. (1), (2)                           0,00    0,00   0,00
--------------------------------------------------------------------------------
Servicios de Proteccion y Seguridad S.A. (1),                0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora de Supermercados S.A.                         0,00   99,94  99,94
--------------------------------------------------------------------------------
Gestion de Servicios e Inversion S.A.(1), (2)                0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora Las Tranqueras S.A. (2)                       0,00    0,00   0,00
--------------------------------------------------------------------------------
Empresa de Gestion y Administracion S.A. (1), S.A.           0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora Austral S.A. (1), (2)                         0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Chillan S.A. (2)                  0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Concepcion S.A. (2)               0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Cordillera S.A. (2)               0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Curico S.A. (2)                   0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Las Tranqueras S.A. (2)           0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Machali S.A. (2)                  0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Macul S.A. (2)                    0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Maipu S.A. (2)                    0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Oriente S.A. (2)                  0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Part Time Provincias S.A. (2)     0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Rancagua S.A. (2)                 0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Santiago Part Time S.A. (2)       0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Talcahuano S.A. (2)               0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Temuco S.A. (2)                   0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora de Recursos S.A. (1), (2)                     0,00    0,00   0,00
--------------------------------------------------------------------------------
Administradora y Servicios Vina del Mar S.A. (2)             0,00    0,00   0,00
--------------------------------------------------------------------------------
Comercial Supermercado Rancagua S.A.                         0,00  100,00 100,00
--------------------------------------------------------------------------------
Comercial Supermercado Santiago S.A.                         0,00   99,00  99,00
--------------------------------------------------------------------------------
Comercial Unimarc  S.A. (1)                                  0,00  100,00 100,00
--------------------------------------------------------------------------------
Compania Comercializadora Nacional Ltda.                     9,00   91,00 100,00
--------------------------------------------------------------------------------
Inmobiliaria de Supermercados S.A.                           0,00  100,00 100,00
--------------------------------------------------------------------------------
Inmobiliaria y Constructora S.A. (2)                         0,00    0,00   0,00
--------------------------------------------------------------------------------
Interagro, Comercio y Ganado S.A.                            0,00  100,00 100,00
--------------------------------------------------------------------------------
Publicidad y Promociones Unimarc S.A. (2)                    0,00    0,00   0,00
--------------------------------------------------------------------------------
Servicios Generales S.A. (2)                                 0,00    0,00   0,00
--------------------------------------------------------------------------------
Servicios de Atencion Personalizada S.A. (1), (2)            0,00    0,00   0,00
--------------------------------------------------------------------------------
Servicios de Personal Austral S.A. (1), (2)                  0,00    0,00   0,00
--------------------------------------------------------------------------------
Supermercado Hipermarc S.A.                                  0,00  100,00 100,00
--------------------------------------------------------------------------------
Transportes Santa Maria S.A.                                 0,00   98,00  98,00
--------------------------------------------------------------------------------
Unimarc Abastecimientos S.A.                                 0,33   99,67 100,00
--------------------------------------------------------------------------------
Unimarc Organizacion y Servicios S.A.                       99,95    0,00  99,95
--------------------------------------------------------------------------------

                                                              PERCENTAGE OF
                                                              PARTICIPATION
                                                          ----------------------
                                                                  2002
                                                          ----------------------
            NAME OF THE COMPANY                           DIRECT INDIRECT  TOTAL
--------------------------------------------------------------------------------
Adminis. de Inversiones y Supermercados Unimarc S.A.        0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora de Servicios y Vigilancia Unimarc S.A.       0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora de Supermercados S.A.                        0,00   99,94   99,94
--------------------------------------------------------------------------------
Administradora de Supermercados Unimarc S.A.                0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora Las Tranqueras S.A.                          0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora Unimarc S.A.                                 0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora Unimarc Sur S.A.                             0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Chillan S.A.                     0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Concepcion S.A.                  0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Cordillera S.A.                  0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Curico S.A.                      0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Las Tranqueras S.A.              0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Machali S.A.                     0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Macul S.A.                       0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Maipu S.A.                       0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Oriente S.A.                     0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Part Time Provincias S.A.        0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Rancagua S.A.                    0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Santiago Part Time S.A.          0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Talcahuano S.A.                  0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Temuco S.A.                      0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Unimarc S.A.                     0,00  100,00  100,00
--------------------------------------------------------------------------------
Administradora y Servicios Vina del Mar S.A.                0,00  100,00  100,00
--------------------------------------------------------------------------------
Comercial Supermercado Rancagua S.A.                        0,00  100,00  100,00
--------------------------------------------------------------------------------
Comercial Supermercado Santiago S.A.                        0,00   99,00   99,00
--------------------------------------------------------------------------------
Comercial Supermercado Vina del Mar S.A.                    0,00  100,00  100,00
--------------------------------------------------------------------------------
Compania Comercializadora Nacional Ltda.                    9,00   91,00  100,00
--------------------------------------------------------------------------------
Inmobiliaria de Supermercados S.A.                          0,00  100,00  100,00
--------------------------------------------------------------------------------
Inmobiliaria y Constructora S.A.                            0,00   51,08   51,08
--------------------------------------------------------------------------------
Interagro, Comercio y Ganado S.A.                           0,00  100,00  100,00
--------------------------------------------------------------------------------
Publicidad y Promociones Unimarc S.A.                       0,00  100,00  100,00
--------------------------------------------------------------------------------
Servicios Generales S.A.                                    0,00  100,00  100,00
--------------------------------------------------------------------------------
Servicios Unimarc S.A.                                      0,00  100,00  100,00
--------------------------------------------------------------------------------
Servicios Unimarc Sur S.A.                                  0,00  100,00  100,00
--------------------------------------------------------------------------------
Supermercado Hipermarc S.A.                                 0,00  100,00  100,00
--------------------------------------------------------------------------------
Transportes Santa Maria S.A.                                0,00   98,00   98,00
--------------------------------------------------------------------------------
Unimarc Abastecimientos S.A.                                0,33   99,67  100,00
--------------------------------------------------------------------------------
Unimarc Organizacion y Servicios S.A.                      99,95    0,00   99,95
--------------------------------------------------------------------------------

(1)  As per a public deed, the company changed its corporate name during year
     2003.
(2)  During year 2003 the shares were sold.

          During year 2003 the affiliate company Unimarc Organizacion y Servicios S.A. sold its participation in company Administradora de Inversiones y Supermercados Unimarc S.A., a transaction that directly meant the disposal of 22 companies, the corporate purpose of all of which is the management of personnel, thus this service was outsourced.

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

               Except as indicated, all amounts in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2003 (constant pesos) applied under the "prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

               The changes in CPI used for price-level restatement purposes are as follows:

                          YEAR                 YEAR-END CHANGE IN CPI
                          ----                 ----------------------
                                                          %
                          2001                           3.1
                          2002                           3.0
                          2003                           1.0

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

               For comparative purposes, the financial statements for 2002 and 2001 and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2003 purchasing power, as explained above.

               INFLATION INDEX-LINKED UNITS OF ACCOUNT (UF)

               Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect changes in Chile's CPI.

               The values for the UF as of December 31 of each year are as follows, in historical Chilean pesos:


                                                         CH$
                                                         ---
                  December 31, 2002                   16,744.12
                  December 31, 2003                   16,920.00

          F)   ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

               The assets and liabilities denominated in foreign currency have been translated into Chilean pesos at the observed exchange rates, reported by the Central Bank of Chile, as follows (in Chilean pesos):

                                                 2003            2002
                                                 ----            ----
                                                  CH$             CH$

                  US dollar                     593.80          718.61
                  Argentinean peso              201.97          211.98

               Transactions denominated in foreign currencies other than the Chilean peso are translated into the reporting currency using the aforementioned exchange rates. Any gains or losses from the translation of foreign currency balances are recorded in the consolidated statements of income in the period in which the exchange rate changes.

          G)   INVENTORIES

               Due to their high turnover, the stock of products for sale in supermarkets are presented valued at their average acquisition cost. The values determined so do not exceed the respective net realization values.

               The stock of frozen products from the affiliate company Interagro Comercio y Ganado S.A., are presented at their acquisition costs, which do not exceed their market value at the closing of each period.

          H)   ESTIMATION OF BAD DEBT

               In order to cover any eventual bad debt in accounts receivable, the companies have set provisions over all those balances they estimate might not be recovered. As of December 31, 2003 and 2002 provisions have been set for the item Notes Receivables for a total amount of ThCh$ 766,988 and ThCh$ 329,223 , respectively.

          I)   PROPERTY, PLANT AND EQUIPMENT

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

          J)   ASSETS UNDER LEASE

               The assets under lease are represented within the item Other Fixed Assets, at their current value, considering the specific conditions of each contract. Such assets are not legally the company's property, therefore, as long as the purchase option is not exercised, the company may not freely dispose of them.

          K)   INVESTMENT IN RELATED COMPANIES

               Investments in foreign affiliates, as of December 31, 2003 and 2002, have been valued as per what is provided in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., dealing with the valuation of investments abroad, considering their valuation as a controlled affiliate in the source currency. The difference in conversion when comparing the adjusted investment by the internal inflation, with the participation of investors over the affiliate's equity, translated at the closing exchange rate, is presented in equity under the item Other Reserves.

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

               Since year 1998 and as per what is provided in circular letter No. 1358 of the Superintendency of Securities and Insurance, the goodwill generated in the acquisition of new investments are amortized in a period of 20 years.

          L)   GOODWILL AND NEGATIVE GOODWILL

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

          M)   TRANSLATION OF FOREIGN OPERATIONS

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

          N)   INCOME TAX AND DEFERRED TAXES

               The income tax is computed on the basis of the net income, determined as per the norms set forth in the Income Tax Law.

               The deferred taxes are recognized as per what is provided in the Technical Bulletin No. 60 of the Colegio de Contadores de Chile A.G., and in circular letter No. 1466 of the Superintendency of Securities and Insurance.

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

          O)   REVENUE RECOGNITION

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

          P)   CASH FLOW STATEMENT

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

          Q)   USE OF ESTIMATES

               The Company's Management has used a number of estimates and assumptions to determine the assets and liabilities and the disclosure of contingencies in order to prepare these consolidated financial statements in conformity with Chilean generally accepted accounting principles. Actual results could differ from those estimates.

          R)   TRANSLATION INTO US DOLLARS (UNAUDITED)

               The Company maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The United States dollar amounts disclosed in the consolidated financial statements are presented for convenience of the reader translated at the observed exchange rate as of December 31, 2003, of Ch$
               593.80 per US$ 1.00. This translation should not be construed as representing that the Chilean pesos amounts actually represent, have been, or could be, converted into United States dollars at such rate or at any other rate.

          S)   COMMITMENTS AND CONTINGENCIES

               The liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred into and the amount of the assessment and/or remediation can be reasonably estimated.


NOTE 5-   ACCOUNTING CHANGES

          During the years 2003 and 2002 there have been no changes in the application of accounting principles as compared with the previous periods.

NOTE 6-   PRICE-LEVEL RESTATEMENT

          The gain (loss) arising from the price-level restatement process is comprised of the following:

          RESTATING TO REFLECT CHANGES IN CPI:

          -----------------------------------------------------------------------------------------------------------
                                                          ADJUSTMENT              2003          2002          2001
                 ASSETS (CHARGES) / CREDITS                  INDEX                THCH$         THCH$         THCH$
          -----------------------------------------------------------------------------------------------------------
          Inventories                                         Ch $                     -             -             -
          Property, plant and equipment                       Ch $               947,479     2,007,333     3,037,384
          Investment in related companies                     Ch $               156,871       480,846       583,658
          Minority interest                                   Ch $                21,694       851,167             -
          Other non monetary assets                         Ch $, UF              23,341        51,458       173,381
          Accounts of expenses and costs                      Ch $                     -       935,917            35
                                                         ------------------------------------------------------------
          Total (Charges) Credits                              $               1,149,385     4,326,721     3,794,458
          -----------------------------------------------------------------------------------------------------------

          LIABILITIES (CHARGES) / CREDITS
          -----------------------------------------------------------------------------------------------------------
          Shareholders' equity                                Ch $            (1,078,230)   (3,181,794)   (3,338,196)
          Obligations with banks                            Ch $,UF                  811       (27,710)            -
          Minority interest                                 UF, Ch $             (54,402)     (162,580)     (413,099)
          Non monetary liabilities                             $                 340,039       721,363)      151,955
          Accounts of income                                Ch $, UF            (209,438)   (1,031,831)     (596,519)
          Total (Charges) credits                             Ch $                (8,939)   (1,136,701)     (129,934)
                                                                            -----------------------------------------
          Obligations with banks                                              (1,010,159)   (4,819,253)   (4,325,793)
          -----------------------------------------------------------------------------------------------------------
          (LOSS) PROFIT FROM PRICE LEVEL RESTATEMENT                             139.226      (492,532)     (531,335)
          -----------------------------------------------------------------------------------------------------------

          RESTATING BY US$ AND FOREIGN CURRENCY EXCHANGE RATE CHANGES:

          -----------------------------------------------------------------------------------------------------------
                                                                                  2003          2002          2001
                                                           CURRENCY               THCH$         THCH$         THCH$
          -----------------------------------------------------------------------------------------------------------
                 ASSETS (CHARGES) / CREDITS
          -----------------------------------------------------------------------------------------------------------
          Accounts receivable from Related companies           US$                     -     2,294,508
          Other assets                                         US$               (11,837)       83,807        19,678
          Accounts receivable from Related companies      Argentinean $                -     8,169,832     1,903,913
          -----------------------------------------------------------------------------------------------------------
                        Total (Charges) Credits                                  (11,837)    8,253,639     4,218,099
          -----------------------------------------------------------------------------------------------------------
          LIABILITIES (CHARGES) / CREDITS
          -----------------------------------------------------------------------------------------------------------
          Banking obligations                                  US$             4,210,080    (1,808,402)   (2,797,132)
          Other liabilities                                    US$                 5,861    (1,112,254)     (539,178)
          Income from conversion of Argentinean affiliate                     (2,109,072)            -             -
          -----------------------------------------------------------------------------------------------------------
                        Total (Charges) credits                                2,106,869    (2,920,656)   (3,336,310)
          -----------------------------------------------------------------------------------------------------------
          (LOSS) PROFIT FROM EXCHANGE DIFFERENCE                               2,095,032     5,332,983       881,789
          -----------------------------------------------------------------------------------------------------------
          TOTAL PRICE - LEVEL RESTATEMENT                                      2,234,258     4,840,451       350,454
          -----------------------------------------------------------------------------------------------------------

NOTE 7-   TRADE ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

          As of December 31, 2003 and 2002, trade accounts receivable and notes receivable consist of the following:

          --------------------------------------------------------------------------------------------------
          A) TRADE ACCOUNTS RECEIVABLE                                                 2003           2002
                                                                                       THCH$          THCH$
          --------------------------------------------------------------------------------------------------
               Wholesale clients                                                       63,383        64,170
               Invoicing clients                                                      111,270       124,928
               Exports clients                                                         21,726             -
               Domestic clients                                                     1,429,012     1,472,234
               Allowance for bad debt                                                (194,342)      (21,410)
          --------------------------------------------------------------------------------------------------

               Totals                                                               1,431,049     1,639,922
          --------------------------------------------------------------------------------------------------

          --------------------------------------------------------------------------------------------------
          B) NOTES RECEIVABLE                                                          2003           2002
                                                                                       THCH$          THCH$
          --------------------------------------------------------------------------------------------------
               Receivables from sale of businesses in Argentina                       184,268       201,151
               Credit Cards                                                         1,410,634     1,685,222
               Checks on hand                                                         717,594       827,411
               Allowance for bad debt                                                (572,646)     (307,813)
               Others                                                                 399,965       303,355
          --------------------------------------------------------------------------------------------------

               Totals                                                               2,139,815     2,709,326
          --------------------------------------------------------------------------------------------------

NOTE 8-   OTHER ACCOUNTS RECEIVABLE

          As of December 31, 2003 and 2002, other accounts receivable were as follows:

          --------------------------------------------------------------------------------------------------
                                                                                       2003           2002
                        ITEM                                                           THCH$          THCH$
          --------------------------------------------------------------------------------------------------
          Miscellaneous accounts receivable                                            20,072       103,824
          Advances to suppliers                                                             -       276,994
          Others                                                                       52,685        42,017
          --------------------------------------------------------------------------------------------------

          Totals                                                                       72,757       422,835
          --------------------------------------------------------------------------------------------------

NOTE 9-   INVENTORIES

          The composition of the inventories as of December 31, 2003 and 2002 is as follows:

          ---------------------------------------------------------------------
                                                           2003         2002
                      ITEM                                 THCH$        THCH$
          ---------------------------------------------------------------------
          Merchandise for sale                         11,562,472   10,470,095
          Imports in transit                               24,075       29,441
          ---------------------------------------------------------------------

          Totals                                       11,586,547   10,499,536
          ---------------------------------------------------------------------


NOTE 10-  PREPAID EXPENSES

          As of December 31, 2003 and 2002, prepaid expenses consist of the following:

          ---------------------------------------------------------------------
                                                           2003         2002
                      ITEM                                 THCH$        THCH$
          ---------------------------------------------------------------------
          Operating materials                             454,760      455,631
          Prepaid Advertising                              21,619       32,922
          Prepaid insurance                               220,964       89,495
          Other prepaid expenses                           81,281       17,812
          ---------------------------------------------------------------------

          Totals                                          778,624      595,860
          ---------------------------------------------------------------------

NOTE 11-  OTHER CURRENT ASSETS

          As of December 31, 2003 and 2002, the following items are shown:

          ---------------------------------------------------------------------
                                                           2003         2002
                      ITEM                                 THCH$        THCH$
          ---------------------------------------------------------------------
          Deferred VAT Leasing and Insurance               33,853       16,104
          Others                                           59,652       56,684
          Customs Duties                                   12,056       23,436
          ---------------------------------------------------------------------

          Totals                                          105,561       96,224
          ---------------------------------------------------------------------

NOTE 12-  PROPERTY, PLANT AND EQUIPMENT

          The following items are included under fixed assets as of December 31, 2003 and 2002:

          -------------------------------------------------------------------------------------------------------------------
                                                           2003                                      2002
                                                           THCH$                                     THCH$
                                       --------------------------------------------------------------------------------------
                                                                         TOTAL                                      TOTAL
                                                                         FIXED                                      FIXED
                                            FIXED       ACCUMULATED      ASSETS     FIXED ASSETS  ACCUMULATED       ASSETS
                  ITEMS                     ASSETS      DEPRECIATION     (NET)          (NET)     DEPRECIATION      (NET)
          -------------------------------------------------------------------------------------------------------------------
          Land                            39,181,015             -     39,181,015    45,567,737             -     45,567,737
          Buildings and
          infrastructure                  56,690,620    (5,998,666)    50,691,954    65,613,756    (5,546,240)    60,067,516
          Machinery & equipment           22,584,947    (8,908,182)    13,676,765    22,436,271    (6,586,700)    15,849,571

          Other fixed assets:

          Furniture & supplies             4,289,496    (2,093,731)     2,195,765     4,321,223    (1,781,028)     2,540,195
          Facilities                      10,045,915    (3,891,759)     6,154,156    11,736,242    (3,561,703)     8,174,539
          Works in progress                1,784,080             -      1,784,080     1,979,081             -      1,979,081
          Assets under lease              19,193,323    (1,848,624)    17,344,699    19,608,459    (1,568,732)    18,039,727
                                          ----------     ---------     ----------    ----------     ---------     ----------
          Total other fixed assets        35,312,814    (7,834,114)    27,478,700    37,645,005    (6,911,463)    30,733,542
          -------------------------------------------------------------------------------------------------------------------

          Others                         153,769,396   (22,740,962)   131,028,434   171,262,769   (19,044,403)   152,218,366
          -------------------------------------------------------------------------------------------------------------------

          ASSETS UNDER LEASE

          --------------------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT                                    INTEREST
                      LEASING COMPANIES                       ASSETS               THCH$     INSTALLMENTS     MATURITY        RATE
          --------------------------------------------------------------------------------------------------------------------------
          Corp. Vida S.A.                                Sup. La Reina           1,566,961        231        06- Jun-18     UF +TIP
          Hewlett Packard S.A.                           Computer equipment         36,303        31         10- Apr-05     US$+TIP
          Hewlett Packard S.A.                           Computer equipment         67,350        29         10- Apr-05     US$+TIP
          Hewlett Packard S.A.                           Computer equipment        162,218        29         10- Apr-05     US$+TIP
          Hewlett Packard S.A.                           Computer equipment              -        29         10- Apr-05     US$+TIP
          Cit Leasing Chile Ltda.                        Computer equipment          3,440        42         04- Mar-04     US$+TIP
          Renta Nacional Cia. de Seguros de Vida         Sup. La Florida        17,322,268        294        05- Dec-25     US$+TIP
          Deferred lease back profit Sup. La Florida                            (1,813,841)        -              -            -
                                                                              -----------
          --------------------------------------------------------------------------------------------------------------------------

          Totals                                                                17,344,699
          --------------------------------------------------------------------------------------------------------------------------

NOTE 13-  INVESTMENTS IN RELATED COMPANIES

          The breakdown of the investments in related companies is the following:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       PERCENTAGE OF           EQUITY              INCOME FOR
                                                                       PARTICIPATION          COMPANIES            THE PERIOD
-----------------------------------------------------------------------------------------------------------------------------------
                                         CURRENCY OF
  TAXPAYER                      COUNTRY   INVESTMENT    NUMBER OF  12/31/2003 12/31/2002 12/31/2003 2/31/2002 12/31/2003 12/31/2002
   NUMBER         COMPANY      OF ORIGIN   CONTROL        SHARES        %          %        THCH$     THCH$      THCH$      THCH$
-----------------------------------------------------------------------------------------------------------------------------------
                 Organismo
                  Tecnico
65,229,660-2 Intermedio Capac.   Chile       Peso           0        42.0000    0.0000      2,814        -       (809)        -
-----------------------------------------------------------------------------------------------------------------------------------

              Totals                                        -              -         -          -        -       (809)        -
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                NON-REALIZED       ACCOUNTING VALUE OF
                                    ACCRUED PROFIT             VPP                 INCOME            THE INVESTMENT
---------------------------------------------------------------------------------------------------------------------------

  TAXPAYER                      12/31/2003 12/31/2002 12/31/2003 12/31/2002 12/31/2003 12/31/2002 12/31/2003 12/31/2002
   NUMBER         COMPANY          THCH$      THCH$      THCH$      THCH$      THCH$      THCH$      THCH$      THCH$
---------------------------------------------------------------------------------------------------------------------------
                 Organismo
                  Tecnico
65,229,660-2 Intermedio Capac.       -          -        1,182        -          -          -        1,182        -
---------------------------------------------------------------------------------------------------------------------------

              Totals                 -          -        1,182        -          -          -        1,182        -
---------------------------------------------------------------------------------------------------------------------------

NOTE 14-  GOODWILL AND NEGATIVE GOODWILL

          This item presents greater and lower costs (goodwill) determined as per what is provided in Technical Bulletin No. 42 of the Colegio de Contadores de Chile A.G., principally applying an amortization period of 20 years, by which time the investment is expected to be recovered in full.

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

               The breakdown of the investments in related companies is the following:

               GOODWILL

-------------------------------------------------------------------------------------------------------------------------------
                                                                           2003                                2002
                                                                           THCH$                               THCH$
                                                           --------------------------------------------------------------------
                                                                AMOUNT                                AMOUNT
 TAXPAYER                                                    AMORTIZED IN          GOODWILL        AMORTIZED IN       GOODWILL
  NUMBER                COMPANY                               THE PERIOD           BALANCE          THE PERIOD        BALANCE
-------------------------------------------------------------------------------------------------------------------------------
96,621,750-2     Supermercado Hipermarc S.A.                     718,223          8,109,438           714,374        8,823,812
96,799,180-5     Inmobiliaria de Supermercados S.A.              452,816          5,735,667           452,817        6,188,484
88,627,400-9     Unimarc Abastecimientos S.A.                     85,027          1,239,971            86,160        1,327,589
96,898,490-k     Administradora Unimarc S.A.                           -                  -            23,265          417,751
96,629,940-1     Transportes Santa Maria  S.A.                         -                  -                35              554
96,800,910-9     Publicidad y Promociones Unimarc S.A.                 -                  -                28              432
87,678,100-K     Comercial Unimarc S.A.                                -                  -               336            3,014
88,461,600-K     Servicios Integrales S.A.                       816,322                  -                 -                -
87,678,300-2     Comercial Supermercado Rancagua S.A.              1,769             45,398                 -                -
-------------------------------------------------------------------------------------------------------------------------------

                 Totals                                        2,074,157         15,130,474         1,277,015       16,761,636
-------------------------------------------------------------------------------------------------------------------------------

          NEGATIVE GOODWILL

-------------------------------------------------------------------------------------------------------------------------------
                                                                           2003                                2002
                                                                           THCH$                               THCH$
                                                           --------------------------------------------------------------------
                                                                AMOUNT             NEGATIVE           AMOUNT          NEGATIVE
 TAXPAYER                                                    AMORTIZED IN          GOODWILL        AMORTIZED IN       GOODWILL
  NUMBER                COMPANY                               THE PERIOD           BALANCE          THE PERIOD        BALANCE
-------------------------------------------------------------------------------------------------------------------------------
97,785,510-3    Inmobiliaria y Constructora S.A.                       -                 -                 46            4,416
96,800,910-9    Publicidad y Promociones Unimarc S.A.            571,317                 -                  -                -
86,360,500-8    Administradora de Supermercados S.A.               4,300            38,110              4,742           42,371
87,678,300-2    Comercial Supermercado Rancagua S.A.             194,317                 -                  -                -
96,825,920-2    Adm. y Servicios Temuco S.A.                         961                 -                  -                -
96,833,710-6    Servicios de Proteccion  Seguridad S.A.            1,672                 -                  -                -
96,833,720-3    Adm. y Servicios Chillan S.A.                      1,014                 -                  -                -
96,836,500-2    Adm. y Servicios Las Tranqueras S.A.                 601                 -                  -                -
96,836,510-K    Adm. y Serv. Machali S.A.                            702                 -                  -                -
96,836,520-7    Adm. y Serv. Cordillera S.A.                         819                 -                  -                -
96,757,830-4    Adm. y Serv. Talcahuano S.A.                         766                 -                  -                -
96,799,480-4    Administradora de Recursos S.A.                   12,916                 -                  -                -
96,558,970-8    Inmobiliaria de S.M. Concepcion S.A.              25,431                 -                  -                -
------------------------------------------------------------------------------------------------------------------------------

                Totals                                           814,816            38,110              4,788           46,787
------------------------------------------------------------------------------------------------------------------------------

NOTE 15-  OTHER NON CURRENT ASSETS

          As of December 31, 2003 and 2002, other assets include the following:

          ----------------------------------------------------------------------------------------------------------
                             ITEMS                                                            2003          2002
                                                                                              THCH$         THCH$
          ----------------------------------------------------------------------------------------------------------
          Deposits                                                                           817,987       455,612
          Computer System Project                                                            543,424     1,021,750
          VAT and other recoverable taxes from Argentinean  subsidiary                             -       588,938
          Other long term assets                                                             185,879       174,654
          ----------------------------------------------------------------------------------------------------------

          Totals                                                                           1,547,290     2,240,954
          ----------------------------------------------------------------------------------------------------------

NOTE 16-  LONG - TERM ACCOUNTS RECEIVABLE

          As of December 31, 2003 and 2002, this account consists of the following:

          ----------------------------------------------------------------------------------------------------------
                             ITEMS                                                            2003          2002
                                                                                              THCH$         THCH$
          ----------------------------------------------------------------------------------------------------------
          Prepaid rent                                                                       172,509       180,404
          Others                                                                             354,259       400,386
          ----------------------------------------------------------------------------------------------------------

          Totals                                                                             526,768       580,790
          ----------------------------------------------------------------------------------------------------------

NOTE 17-  SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

          The breakdown of the obligations with banks and financial institutions in force as of December 31, 2003 and 2002, is the following:

------------------------------------------------------------------------------------------------------------------------
                                                                                  TYPES OF CURRENCY AND ADJUSTMENT INDEX
                                                                    ----------------------------------------------------
                                                                                                         OTHER
                                                                            DOLLARS                FOREIGN CURRENCIES
                                                                    ----------------------------------------------------
   TAXPAYER                                                            2003          2002          2003         2002
    NUMBER       BANK OR FINANCIAL INSTITUTION                         THCH$         THCH$         THCH$        THCH$
------------------------------------------------------------------------------------------------------------------------
               SHORT TERM

------------------------------------------------------------------------------------------------------------------------
 97,041,000-7  Banco Boston                                                  -    16,349,765             -            -
 96,621,750-2  Banco Do Brasil                                               -             -             -            -
 97,036,000-K  Banco de Santander Santiago                                   -             -             -            -
 97,051,000-1  Banco del Desarrollo                                  2,624,295     2,914,703             -            -
 96,621,750-2  Banco Sudameris                                               -             -             -       44,343
 96,621,750-2  Lloyds Bank                                                   -             -             -       80,619
 97,032,000-8  Bhif                                                          -             -             -            -
 96,621,750-2  Hispanoamericano                                              -        83,995             -            -

               Totals                                                2,624,295    19,348,463             -      124,962
               Amount of indebted capital                            2,619,720    19,321,139             -       79,632
               Average annual interest rate                                4.1           9.0             -            -
------------------------------------------------------------------------------------------------------------------------

               LONG TERM - SHORT TERM

------------------------------------------------------------------------------------------------------------------------
 97,032,000-8  Bhif                                                          -             -             -            -
 97,032,000-8  Corp Banca                                                    -             -             -            -
 96,621,750-2  KFW                                                     258,622        33,171             -            -
 96,621,750-2  Export-Import Bank (State Street)                        66,624       154,451             -            -
 96,621,750-2  Societe Generale                                              -             -        53,988      380,643
 97,018,000-1  Scotiabank Sud Americano                                      -             -             -            -
 97,041,000-7  Banco Boston                                          2,425,460             -             -            -

               Totals                                                2,750,706       187,622        53,988      380,643
               Amount of indebted capital                            2,653,314       146,846        47,039      171,279
               Average annual interest rate                                4.1           6.5           6.0          6.0
------------------------------------------------------------------------------------------------------------------------

               -----------------------------------------------------------------------------
               Percentage of obligations in foreign currency (%)       58.030%       80.630%
               Percentage of obligations in domestic currency (%)      41.970%       19.370%
               -----------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

                                                        ----------------------------------------------------------------------------

                                                                   UF               CH $ NON ADJUSTABLE              TOTALS
                                                        ----------------------------------------------------------------------------
   TAXPAYER                                                2003         2002         2003         2002         2003          2002
    NUMBER       BANK OR FINANCIAL INSTITUTION             THCH$        THCH$        THCH$        THCH$        THCH$         THCH$
------------------------------------------------------------------------------------------------------------------------------------
               SHORT TERM

------------------------------------------------------------------------------------------------------------------------------------
 97,041,000-7  Banco Boston                                      -            -            -            -            -   16,349,765
 96,621,750-2  Banco Do Brasil                           1,536,837    1,523,787      718,224      742,912    2,255,061    2,266,699
 97,036,000-K  Banco de Santander Santiago                       -            -    1,113,965    1,127,823    1,113,965    1,127,823
 97,051,000-1  Banco del Desarrollo                              -            -            -      639,125    2,624,295    3,553,828
 96,621,750-2  Banco Sudameris                                   -            -            -            -            -       44,343
 96,621,750-2  Lloyds Bank                                       -            -            -            -            -       80,619
 97,032,000-8  Bhif                                              -      258,922            -            -            -      258,922
 96,621,750-2  Hispanoamericano                                  -            -            -            -            -       83,995

               Totals                                    1,536,837    1,782,709    1,832,189    2,509,860    5,993,321   23,765,994
               Amount of indebted capital                1,516,145    1,704,760    1,809,593    2,463,783    5,945,458   23,569,314
               Average annual interest rate                    8.1          8.0            -            -            -            -
------------------------------------------------------------------------------------------------------------------------------------

               LONG TERM - SHORT TERM

------------------------------------------------------------------------------------------------------------------------------------
 97,032,000-8  Bhif                                              -      480,933            -            -            -      480,933
 97,032,000-8  Corp Banca                                  513,080            -            -            -      513,080            -
 96,621,750-2  KFW                                               -            -            -            -      258,622       33,171
 96,621,750-2  Export-Import Bank (State Street)                 -            -            -            -       66,624      154,451
 96,621,750-2  Societe Generale                                  -            -            -            -       53,988      380,643
 97,018,000-1  Scotiabank Sud Americano                     43,811       41,158            -            -       43,811       41,158
 97,041,000-7  Banco Boston                                      -            -            -            -    2,425,460            -

               Totals                                      556,891      522,091            -            -    3,361,585    1,090,356
               Amount of indebted capital                  539,092      501,372            -            -    3,239,445      819,497
               Average annual interest rate                    8.1          8.0            -            -            -            -
------------------------------------------------------------------------------------------------------------------------------------

NOTE 18-  LONG-TERM LIABILITIES/LONG-TERM DEBT

          The breakdown of the obligations with banks and financial institutions in force as of December 31, 2003 and 2002, is the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                              MATURITY IN YEARS

                                      ----------------------------------------------------------------------------------------------


  TAXPAYER     BANK OR FINANCIAL      CURRENCY OF THE      MORE THAN    MORE THAN     MORE THAN    MORE THAN 5
   NUMBER         INSTITUTION         ADJUSTMENT INDEX     1 UNTIL 2    2 UNTIL 3     3 UNTIL 5     UNTIL 10      MORE THAN 10 YEARS
                                                                                                                  ------------------
                                                              THCH$        THCH$         THCH$         THCH$      THCH$        TERM
------------------------------------------------------------------------------------------------------------------------------------
97,023,000-9   Corp Banca             Dolares                      -            -             -             -          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                     522,836      556,611     1,227,327       118,586          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -

96,621,750-2   KFW                    Dolares                446,731      446,731       893,462     2,233,661          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                           -            -             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -

96,621,750-2    Export Import Bank    Dolares                      -            -             -             -          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                           -            -             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -

97,018,000-1   Scotiabank Sud         Dolares                      -            -             -             -          -          -
               Americano              Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                      46,519        4,066             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -

96,621,750-2   Societe Generale       Dolares                      -            -             -             -          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                           -            -             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies        86,646      115,124       121,184        57,636          -          -
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
                                               CLOSING DATE OF THE          CLOSING DATE OF THE
                                                  CURRENT PERIOD              PREVIOUS PERIOD
                                      ---------------------------------------------------------
                                          TOTAL LONG                             TOTAL LONG
                                         TERM AT THE           AVERAGE          TERM AT THE
  TAXPAYER     BANK OR FINANCIAL        CLOSING OF THE          ANNUAL         CLOSING OF THE
   NUMBER         INSTITUTION              FINANCIAL           INTEREST           FINANCIAL
                                          STATEMENTS             RATE            STATEMENTS
                                            THCH$                 %                THCH$
-----------------------------------------------------------------------------------------------
97,023,000-9   Corp Banca                         -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                          2,425,360               8.0            2,919,665
                                                  -                 -                    -
                                                  -                 -                    -

96,621,750-2   KFW                        4,020,585               4.3                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -

96,621,750-2    Export Import Bank                -                 -               81,289
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -

97,018,000-1   Scotiabank Sud                     -                 -                    -
               Americano                          -                 -                    -
                                                  -                 -                    -
                                             50,585               8.0               93,870
                                                  -                 -                    -
                                                  -                 -                    -

96,621,750-2   Societe Generale                   -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                            380,590                13              165,925
-------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                              MATURITY IN YEARS

                                      ----------------------------------------------------------------------------------------------


  TAXPAYER     BANK OR FINANCIAL      CURRENCY OF THE      MORE THAN    MORE THAN     MORE THAN    MORE THAN 5
   NUMBER         INSTITUTION         ADJUSTMENT INDEX     1 UNTIL 2    2 UNTIL 3     3 UNTIL 5     UNTIL 10      MORE THAN 10 YEARS
                                                                                                                  ------------------
                                                              THCH$        THCH$         THCH$         THCH$      THCH$        TERM
------------------------------------------------------------------------------------------------------------------------------------
9,.041,000-7   Banco Boston           Dolares              2,375,200    2,375,200     5,644,870             -          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                                        -             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -

97,015,000-5   Santander Santiago     Dolares                      -            -             -             -          -          -
                                      Euros                        -            -             -             -          -          -
                                      Yenes                        -            -             -             -          -          -
                                      UF                           -            -             -             -          -          -
                                      Non adjustable Ch$           -            -             -             -          -          -
                                      Other currencies             -            -             -             -          -          -
------------------------------------------------------------------------------------------------------------------------------------
               Totals                                      3,477,932    3,497,732     7,886,843     2,409,883          -          -
------------------------------------------------------------------------------------------------------------------------------------

              --------------------------------------------------------
              Percentage of obligations foreign currency (%)  85.67%
              Percentage of obligations domestic currency (%) 14.33%
              --------------------------------------------------------


-----------------------------------------------------------------------------------------------
                                               CLOSING DATE OF THE          CLOSING DATE OF THE
                                                  CURRENT PERIOD              PREVIOUS PERIOD
                                      ---------------------------------------------------------
                                          TOTAL LONG                             TOTAL LONG
                                         TERM AT THE           AVERAGE          TERM AT THE
  TAXPAYER     BANK OR FINANCIAL        CLOSING OF THE          ANNUAL         CLOSING OF THE
   NUMBER         INSTITUTION              FINANCIAL           INTEREST           FINANCIAL
                                          STATEMENTS             RATE            STATEMENTS
                                            THCH$                 %                THCH$
-----------------------------------------------------------------------------------------------
9,.041,000-7   Banco Boston              10,395,270              4.04                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -

97,015,000-5   Santander Santiago                 -                 -            5,172,971
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
                                                  -                 -                    -
----------------------------------------------------------------------------------------------
               Totals                     17,272,390                -            8,433,720
----------------------------------------------------------------------------------------------

NOTE 19-    SHORT-TERM AND LONG-TERM PAYABLES

CURRENT LIABILITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              UP TO 90 DAYS
                                                                --------------------------------------------------------------------
                                                                            12/31/2003                        12/31/2002
                                                                --------------------------------------------------------------------
                                                                       AMOUNT      AVERAGE ANNUAL       AMOUNT        AVERAGE ANNUAL
              ITEM                              CURRENCY                THCH$      INTEREST RATE         THCH$         INTEREST RATE
------------------------------------------------------------------------------------------------------------------------------------
Obligations with banks                             UF                 2,093,728             -          2,304,802                -
Obligations with banks                             US$                        -             -         16,621,384                -
Obligations with banks                      Argentinean pesos            13,497             -            126,400                -
Sundry creditors                                   US$                   52,149             -             39,628                -
Sundry creditors                                   US$                   66,756             -             74,611                -
Sundry creditors                                   US$                   11,519             -              4,869                -
Sundry creditors                                   UF                   132,155             -             43,970                -
Sundry creditors                                   UF                    32,960             -             47,032                -
Sundry creditors                                   UF                    12,603             -             51,179                -
Sundry creditors                           Non-adjustable Ch$         1,010,526             -            584,555                -
Accounts payable                           Non-adjustable Ch$        17,730,550             -         19,875,213                -
Accounts payable                            Argentinean pesos         1,392,125             -            441,080                -
Accounts payable                                   US$                3,972,943             -          4,867,972                -
Notes payable                               Argentinean pesos           146,976             -            143,852                -
Notes payable                              Non-adjustable Ch$            12,988             -            114,851                -
Notes payable                                      US$                   16,746             -            170,480                -
Notes and Accts. payable Related Parties   Non-adjustable Ch$         4,743,722             -            787,468                -
Notes and Accts. payable Related Parties           US$                  804,432             -            765,990                -
Notes and Accts. payable Related Parties    Argentinean pesos           407,572             -            392,932                -
Income in advance                           Argentinean pesos                 -             -            217,739                -
Other liabilities                           Argentinean pesos           229,312             -            208,443                -
Other liabilities                                  US$                  178,140             -                  -                -
Other liabilities                          Non-adjustable Ch$         1,055,411             -          2,037,476                -
Sundry creditors                                   UF                         -             -             11,498                -
Obligations with banks                     Non-adjustable Ch$         1,832,189             -          2,509,858                -
Sundry creditors                                   US$                        -             -            181,574                -
Notes and Accts. payable Related Parties           UF                    86,638             -             76,279                -
TOTAL CURRENT LIABILITIES
                                                   UF                 2,358,084             -          2,534,760                -
                                                   US$                5,102,685             -         22,726,508                -
                                            Argentinean pesos         2,189,482             -          1,530,446                -
                                           Non-adjustable Ch$        26,385,386             -         25,909,421                -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          90 DAYS TO 1 YEAR
                                                                --------------------------------------------------------------------
                                                                             12/31/2003                          12/31/2002
                                                                --------------------------------------------------------------------
                                                                        AMOUNT    AVERAGE ANNUAL         AMOUNT       AVERAGE ANNUAL
              ITEM                              CURRENCY                 THCH$     INTEREST RATE          THCH$        INTEREST RATE
------------------------------------------------------------------------------------------------------------------------------------
Obligations with banks                             UF                         -              -                  -                -
Obligations with banks                             US$                        -         9.00 %          2,914,702           8.00 %
Obligations with banks                      Argentinean pesos            40,491              -            379,203                -
Sundry creditors                                   US$                   97,986              -            133,083                -
Sundry creditors                                   US$                  209,363              -            259,937                -
Sundry creditors                                   US$                   83,570              -                  -                -
Sundry creditors                                   UF                    52,305              -                  -                -
Sundry creditors                                   UF                         -              -             78,389                -
Sundry creditors                                   UF                    36,957              -                  -                -
Sundry creditors                           Non-adjustable Ch$                 -              -                  -                -
Accounts payable                           Non-adjustable Ch$                 -              -                  -                -
Accounts payable                            Argentinean pesos                 -              -                  -                -
Accounts payable                                   US$                        -              -                  -                -
Notes payable                               Argentinean pesos                 -              -                  -                -
Notes payable                              Non-adjustable Ch$                 -              -                  -                -
Notes payable                                      US$                        -              -                  -                -
Notes and Accts. payable Related Parties   Non-adjustable Ch$                 -              -                  -                -
Notes and Accts. payable Related Parties           US$                        -              -                  -                -
Notes and Accts. payable Related Parties    Argentinean pesos                 -              -                  -                -
Income in advance                           Argentinean pesos                 -              -            653,216                -
Other liabilities                           Argentinean pesos                 -              -                  -                -
Other liabilities                                  US$                  534,420              -                  -                -
Other liabilities                          Non-adjustable Ch$                 -              -                  -                -
Sundry creditors                                   UF                         -              -             33,144                -
Obligations with banks                     Non-adjustable Ch$         5,375,001              -                  -                -
Sundry creditors                                   US$                        -              -                  -                -
Notes and Accts. payable Related Parties           UF                   255,007              -            238,334                -
TOTAL CURRENT LIABILITIES
                                                   UF                   344,269              -            349,867                -
                                                   US$                  925,339              -          3,307,722                -
                                            Argentinean pesos            40,491              -          1,032,419                -
                                           Non-adjustable Ch$         5,375,001              -                  -                -
------------------------------------------------------------------------------------------------------------------------------------

LONG TERM LIABILITIES, CURRENT PERIOD 12/31/2003.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                1 - 3 YEARS               3 - 5 YEARS              5 - 10 YEARS
                                                        ---------------------------------------------------------------------------
                                                                        AVERAGE                   AVERAGE                  AVERAGE
                                                                         ANNUAL                    ANNUAL                   ANNUAL
                                                                        INTEREST                  INTEREST                 INTEREST
            ITEM                        CURRENCY           AMOUNT $       RATE       AMOUNT $       RATE      AMOUNT $       RATE
-----------------------------------------------------------------------------------------------------------------------------------
Sundry creditors                            UF              202,497           -       252,981           -      792,503         -
Sundry creditors                            US$              62,680           -             -           -            -         -
Sundry creditors                            US$             300,083           -             -           -            -         -
Sundry creditors                            US$              97,606           -             -           -            -         -
Other notes payable related party           UF            1.277.832           -     1,476,284           -    2,595,350         -
Other liabilities long term                 US$           1,425,120           -     1,425,120           -      356,280         -
Obligations with banks                      UF            1,130,032           -     1,227,327           -      118,586         -
Obligations with banks               Argentinean pesos      201,770           -       178,821           -            -         -
Obligations with banks                      US$           5,643,862           -     6,538,331           -    2,233,661         -
                                                                              -                         -                      -
TOTAL LIABILITIES LONG TERM
                                            UF            2,610,361           -     2,956,592           -    3,506,439         -
                                            US$           7,529,351           -     7,963,451           -    2,589,941         -
                                     Argentinean pesos      201,770           -       178,821           -            -         -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                                                 OVER 10 YEARS
                                                        ---------------------------
                                                                         AVERAGE
                                                                          ANNUAL
                                                                         INTEREST
            ITEM                        CURRENCY            AMOUNT $       RATE
-----------------------------------------------------------------------------------
Sundry creditors                            UF               368,272           -
Sundry creditors                            US$                    -           -
Sundry creditors                            US$                    -           -
Sundry creditors                            US$                    -           -
Other notes payable related party           UF            11,753,735           -
Other liabilities long term                 US$                    -           -
Obligations with banks                      UF                     -           -
Obligations with banks               Argentinean pesos             -           -
Obligations with banks                      US$                    -           -
                                                                               -
TOTAL LIABILITIES LONG TERM
                                            UF            12,122,007           -
                                            US$                    -           -
                                     Argentinean pesos             -           -
-----------------------------------------------------------------------------------


LIABILITIES LONG TERM PREVIOUS PERIOD 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------------
                                                                1 - 3 YEARS               3 - 5 YEARS              5 - 10 YEARS
                                                        ---------------------------------------------------------------------------
                                                                        AVERAGE                   AVERAGE                  AVERAGE
                                                                         ANNUAL                    ANNUAL                   ANNUAL
                                                                        INTEREST                  INTEREST                 INTEREST
            ITEM                        CURRENCY           AMOUNT $       RATE       AMOUNT $       RATE      AMOUNT $       RATE
-----------------------------------------------------------------------------------------------------------------------------------
Sundry creditors                             UF             185,286           -       228,896           -      728,629         -
Sundry creditors                            US$             210,028           -             -           -            -         -
Sundry creditors                            US$             351,574           -        97,341           -            -         -
Sundry creditors                            US$             431,160           -             -           -            -         -
Notes payable                        Non-adjustable Ch$       4,404           -             -           -            -         -
Other notes payable, Related Parties         UF           1,189,227           -     1,373,337           -    2,414,368         -
Other long term liabilities                 US$           1,741,911           -     1,741,911           -    1,306,431         -
Obligations with banks                       UF           1,097,192           -     1,159,424           -      756,919         -
Obligations with banks               Argentinean pesos      165,927           -             -           -            -         -
Obligations with banks                      US$             885,972           -     1,092,071           -    2,730,176         -
Notes payable                        Argentinean pesos    1,349,582           -             -           -            -         -

TOTAL LONG TERM LIABILITIES:
                                             UF           2,471,705           -     2,761,657           -    3,899,916         -
                                            US$           3,620,645           -     2,931,323           -    4,036,607         -
                                     Argentinean pesos    1,515,509           -             -           -            -         -
                                     Non-adjustable Ch$       4,404           -             -           -            -         -
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                                                                 OVER 10 YEARS
                                                        ---------------------------
                                                                         AVERAGE
                                                                          ANNUAL
                                                                         INTEREST
            ITEM                        CURRENCY            AMOUNT $       RATE
-----------------------------------------------------------------------------------
Sundry creditors                             UF               524,958         -
Sundry creditors                            US$                     -         -
Sundry creditors                            US$                     -         -
Sundry creditors                            US$                     -         -
Notes payable                        Non-adjustable Ch$             -         -
Other notes payable, Related Parties         UF            12,454,038         -
Other long term liabilities                 US$                     -         -
Obligations with banks                       UF                     -         -
Obligations with banks               Argentinean pesos              -         -
Obligations with banks                      US$               546,040         -
Notes payable                        Argentinean pesos              -         -

TOTAL LONG TERM LIABILITIES:
                                             UF            12,978,996         -
                                            US$               546,040         -
                                     Argentinean pesos              -         -
                                     Non-adjustable Ch$             -         -
---------------------------------------------------------------------------------

NOTE 20-    ACCRUED EXPENSES

            As of December 31, 2003 and 2002, the accrued expenses were as follows:

            -----------------------------------------------------------------------------------------
                                                                                2003         2002
                               ITEMS                                            THCH$        THCH$
            -----------------------------------------------------------------------------------------
            Vacation Provision                                                  44,031      442,470
            Provisions container Ct. Acct                                      124,726      152,804
            Provision for Litigation (see Note 30, e)                          211,727      273,396
            Others                                                             100,994      493,433
            -----------------------------------------------------------------------------------------

            Totals                                                             481,478    1,362,103
            -----------------------------------------------------------------------------------------

NOTE 21-    WITHHOLDING TAXES PAYABLE

            As of December 31, 2003 and 2002, this account consists of the following:

            -----------------------------------------------------------------------------------------
                                                                                2003         2002
                               ITEMS                                            THCH$        THCH$
            -----------------------------------------------------------------------------------------
            Healthcare premium and pension  withholding payable                327,448      369,191
            Withholding taxes payable                                          170,171      234,192
            Others                                                               6,069       51,646
            -----------------------------------------------------------------------------------------

            Totals                                                             503,688      655,029
            -----------------------------------------------------------------------------------------

NOTE 22-    DEFERRED TAXES AND INCOME TAX

            A)    DEFERRED TAXES

            The accumulated deferred taxes, calculated in the form explained in
            Note 41, (2) (e), amounts to a net asset value of ThCh$ 6,419,467, as of December 31, 2003 (ThCh$ 7,389,262 net assets as of December 31, 2002), and corresponds to the breakdown included below:

                                  --------------------------------------------------------------------------------------------------
                                            DECEMBER 31, 2003 (IN THCH$)                         DECEMBER 31, 2002 (IN THCH$)
------------------------------------------------------------------------------------------------------------------------------------
                                        DEFERRED TAX             DEFERRED TAX              DEFERRED TAX            DEFERRED TAX
                                           ASSETS                 LIABILITIES                 ASSETS                LIABILITIES
                                  --------------------------------------------------------------------------------------------------
          ITEM                     SHORT TERM   LONG TERM   SHORT TERM   LONG TERM    SHORT TERM   LONG TERM   SHORT TERM  LONG TERM
------------------------------------------------------------------------------------------------------------------------------------
       TEMPORARY DIFFERENCES
Provision for bad debts               72,388       52,773           -            -       65,382       41,863           -           -
Provision for vacation                 5,671            -           -            -            -            -           -           -
Assets under lease                     4,321       17,283      23,210            -            -       22,289      15,047           -
Depreciation of fixed assets               -            -     306,433    1,166,472            -            -     185,912     783,875
Other events                          83,017       56,362           -            -       45,531            -           -           -
Tax loss for the period              129,746    7,469,473           -            -      489,703    7,874,697           -           -
Profit leaseback diff.                61,671      246,682           -            -      134,974      251,016           -           -
Anticipated expenses                       -            -     100,108            -            -            -      79,280           -
Exchange rate difference                   -            -       1,035      110,898            -            -           -           -
                OTHERS
Complementary accounts- net of
amortization                               -            -           -            -            -            -           -           -
Valuation provision                  (71,764)           -           -            -     (472,079)           -           -           -
------------------------------------------------------------------------------------------------------------------------------------

Totals                               285,050    7,842,573     430,786    1,277,370      263,511    8,189,865     280,239     783,875
------------------------------------------------------------------------------------------------------------------------------------

            B)    INCOME TAX

--------------------------------------------------------------------------------------------------------------------------------
                                                                                   2003              2002            2001
                            ITEMS                                                  THCH$             THCH$           THCH$
--------------------------------------------------------------------------------------------------------------------------------
Current tax expense (tax provision)                                                      -                 -               -
Tax expense adjustment (previous period)                                                 -                 -               -
Effect from assets or liabilities for the deferred tax of the period             1,806,855          (733,353)      2,763,579
Tax benefit from tax losses                                                       (424,382)        6,381,021               -
Effect from amortization of complementary accounts of deferred
assets and liabilities                                                                   -                 -               -
Effect on assets or liabilities from deferred tax for changes in the
provision for valuation                                                                  -                 -               -
Other changes or credits in the account                                                  -                 -               -
--------------------------------------------------------------------------------------------------------------------------------

Totals                                                                           1,382,473         5,647,668       2,763,579
--------------------------------------------------------------------------------------------------------------------------------

            C)    RECOVERABLE TAXES

                  As of December 31, 2003 and 2002 they were as follows:

                  -------------------------------------------------------------------------------------------
                                                                                      2003            2002
                                          ITEMS                                       THCH$           THCH$
                  -------------------------------------------------------------------------------------------
                  Fiscal tax credit                                                  263,228         282,830
                  Flour tax credit                                                   110,193          94,288
                  Accumulated value-added taxes                                       71,030         252,726
                  Estimated income tax payments                                            -             315
                  Monthly estimated income tax payments carried forward                5,182          10,997
                  Tax credit for training expenses                                     4,933          55,428
                  Liquor and alcohol tax                                             121,113          92,288
                  Others                                                             224,150           7,564

                  -------------------------------------------------------------------------------------------
                  Totals                                                             799,829         796,436
                  -------------------------------------------------------------------------------------------

NOTE 23-    OTHER ACCOUNTS PAYABLE, SHORT AND LONG TERM

            As of December 31, 2003 and 2002, this item presents the amounts invested in the acquisition and commissioning of new computer systems and others as per the following breakdown:

            --------------------------------------------------------------------------------------------------------------------
                                                                                SHORT TERM                   LONG TERM
                                                                       ---------------------------------------------------------
                                                                            2003          2002          2003            2002
                              ITEM                                          THCH$         THCH$         THCH$           THCH$
            --------------------------------------------------------------------------------------------------------------------
            Leasing creditors                                              182,943       270,671      1,661,936      1,877,797
            Guarantees received                                             42,619        41,941              -              -
            Checks drawn and not cashed                                    810,602        28,297              -              -
            Financing of computer systems                                        -       233,547              -        431,160
            Other creditors (insurance, freight, customs duties)           762,685       969,013        414,686        448,915

            --------------------------------------------------------------------------------------------------------------------

            Totals                                                       1,798,849     1,543,469      2,076,622      2,757,872
            --------------------------------------------------------------------------------------------------------------------

NOTE 24-    OTHER LONG TERM LIABILITIES (DEFERRED INCOME)

            It corresponds to the income (rent) received in advance for the ten year lease of the Supermarket facilities in Argentina. The amount to accrue during 2003 is presented under the item income received in advance from current liabilities.

            --------------------------------------------------------------------------------------------------------------------
                                                                                SHORT TERM                   LONG TERM
                                                                       ---------------------------------------------------------
                                                                            2003          2002          2003            2002
                              ITEM                                          THCH$         THCH$         THCH$           THCH$
            --------------------------------------------------------------------------------------------------------------------
            Income received in advance (Hipermarc)                         712,560       884,459      3,206,520      4,790,254
            --------------------------------------------------------------------------------------------------------------------

            Totals                                                         712,560       884,459      3,206,520      4,790,254
            --------------------------------------------------------------------------------------------------------------------

NOTE 25-    MINORITY INTEREST

            This item presents the amount of ThCh$ 21,676 and ThCh$ 80,090 as of December 31, 2003 and 2002 respectively, corresponding to the recognition of the proportion pertaining to the minority shareholders equities of the consolidated affiliates, as per the following breakdown:

            ---------------------------------------------------------------------------------------------------
                                                               PERCENTAGE OF
                                                               PARTICIPATION                    AMOUNT
                                                         ------------------------------------------------------
                                                             2003          2002           2003          2002
                            COMPANY                            %             %            THCH$         THCH$
            ---------------------------------------------------------------------------------------------------
            Administradora de Supermercados S.A.              0.064         0.064         6,141         6,206
            Transportes Santa Maria S.A.                          2             2        (3,256)         (145)
            Comercial S.M. Santiago S.A.                          1             1         2,894         3,026
            Unimarc Organizacion y Servicios S.A.             0.045         0.045        15,885        20,901
            Inmobiliaria de Supermercados S.A.              0.00004       0.00006             9             9
            Inmobiliaria y Constructora S.A.                      -         48.92             -        50,090
            Supermercados Hipermarc S.A.                    0.00001       0.00001             3             3

            ---------------------------------------------------------------------------------------------------

            Totals                                                                       21,676        80,090
            ---------------------------------------------------------------------------------------------------

NOTE 26-    CHANGES IN SHAREHOLDERS' EQUITY

            The changes in equity for the 2003, 2002 and 2001 periods are the following:

            CHANGE IN OTHER RESERVES

            This corresponds to the change in equity recorded by subsidiary company Unimarc Organizacion y Servicios S.A., in the amount of ThCh$ 1,270,487 , ThCh$ 468,773 (historical figure), as of December 31, 2003 and 2002 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), as per the criteria described in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., on investments made abroad. This difference is shown when comparing different correction methods such as the change in the CPI and the dollar.

            ------------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31, 2003 (IN THCH$)
                                                           -------------------------------------------------------------------------
                                                                            SURCHARGE
                                                                PAID-IN      IN SALE         OTHER      ACCUMULATED      RESULT FOR
                            ITEMS                               CAPITAL     OF SHARES      RESERVES       RESULTS        THE PERIOD
            ------------------------------------------------------------------------------------------------------------------------
            Opening balance                                   55,873,978    28,578,842     2,408,920     22,561,022     (1,599,808)
            Distribution of income, previous period                    -             -             -     (1,599,808)     1,599,808
            Capitalization of reserves and/or profits                  -             -             -              -              -
            Accumulated adjustment, due to
            difference in conversion                                   -             -    (6,705,291)             -              -
            Price level restatement                              558,740       285,788        24,089        209,611              -
            Income for the period                                      -             -             -              -     (4,249,357)
            Provisional dividends                                      -             -             -              -              -
            ------------------------------------------------------------------------------------------------------------------------
            Final Balances                                    56,432,718    28,864,630    (4,272,282)    21,170,825     (4,249,357)
            ------------------------------------------------------------------------------------------------------------------------

            ------------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31, 2002 (IN THCH$)
                                                           -------------------------------------------------------------------------
                                                                            SURCHARGE
                                                                PAID-IN      IN SALE         OTHER      ACCUMULATED      RESULT FOR
                            ITEMS                               CAPITAL     OF SHARES      RESERVES       RESULTS        THE PERIOD
            ------------------------------------------------------------------------------------------------------------------------
            Opening balance                                   54,246,581    27,746,448     1,105,275     24,059,527     (2,040,198)
            Distribution of income, previous period                    -             -             -     (2,040,198)     2,040,198
            Capitalization of reserves                                 -             -             -              -              -
            Accumulated adjustment, due to
            difference in conversion                                   -             -     1,270,487              -              -
            Price level restatement                            1,627,397       832,394        33,158        657,341              -
            Income for the period                                      -             -             -              -     (1,599,808)
            Provisional dividends                                      -             -             -       (115,648)             -
            ------------------------------------------------------------------------------------------------------------------------
            Final Balances                                    55,873,978    28,578,842     2,408,920     22,561,022     (1,599,808)
            ------------------------------------------------------------------------------------------------------------------------
            Updated balance                                   56,432,718    28,864,630     2,433,009     22,786,632     (1,615,806)
            ------------------------------------------------------------------------------------------------------------------------

            ------------------------------------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31, 2001 (IN THCH$)
                                                           -------------------------------------------------------------------------
                                                                            ADDITIONAL
                                                                PAID-IN      PAID-IN         OTHER        RETAINED       INCOME FOR
                            ITEMS                               CAPITAL      CAPITAL       RESERVES       EARNINGS       THE PERIOD
            ------------------------------------------------------------------------------------------------------------------------
            Opening balance                                   52,615,500    26,912,171       617,364     23,262,876        104,313
            Distribution of income, previous period                    -             -             -        104,313       (104,313)
            Accumulated adjustment, due to difference in
            conversion                                                 -             -       468,773              -              -
            Price level restatement                            1,631,081       834,277        19,138        724,383              -
            Income for the period                                      -             -             -              -     (2,040,198)
            Provisional dividends                                      -             -             -        (32,045)             -
            ------------------------------------------------------------------------------------------------------------------------
            Final Balances                                    54,246,581    27,746,448     1,105,275     24,059,527     (2,040,198)
            ------------------------------------------------------------------------------------------------------------------------
            Updated Balances                                  56,432,718    28,864,629     1,149,817     25,029,126     (2,122,418)
            ------------------------------------------------------------------------------------------------------------------------

            NUMBER OF SHARES

            -----------------------------------------------------------------------------------------------------
                                                                                         NUMBER OF SHARES WITH A
                 SERIES       NUMBER OF SHARES SUBSCRIBED      NUMBER OF SHARES PAID          RIGHT TO VOTE
            -----------------------------------------------------------------------------------------------------
            Single                 1,261,849,619                  1,261,849,619               1,261,849,619
            -----------------------------------------------------------------------------------------------------

            CAPITAL ( AMOUNT - IN THCH$ )

            -----------------------------------------------------------------------------------------------------
                 SERIES                         SUBSCRIBED CAPITAL                           PAID-IN CAPITAL
            -----------------------------------------------------------------------------------------------------
            Single                                  56,432,718                                  56,432,718
            -----------------------------------------------------------------------------------------------------

NOTE 27-    DIVIDEND DISTRIBUTIONS

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

NOTE 28-    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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


            The breakdown per amount is the following:

            ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

            ------------------------------------------------------------------------------------------------------------------------
                                                                                SHORT TERM                     LONG TERM
                                                                       -------------------------------------------------------------
               TAXPAYER                                                     2003           2002           2003            2002
                NUMBER                  COMPANY                             THCH$          THCH$          THCH$           THCH$
            ------------------------------------------------------------------------------------------------------------------------
              88,541,600-4   Inversiones Errazuriz Ltda.                  7,647,661      3,437,320              -               -
              96,621,750-2   Multideal                                          341            260              -               -
              96,923,970-1   Corp. de Inv. y Des. Financ. Cidef S.A.              -         28,574              -               -
              96,786,870-1   Adm. Mutuos Hipotecarios Mi Casa S.A.              519              -              -               -

            ------------------------------------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------------------
                              TOTALS                                      7,648,521      3,466,154              -              -
                             -------------------------------------------------------------------------------------------------------

            ACCOUNTS PAYABLE TO RELATED COMPANIES AND ACCOUNTS PAYABLE AND LEASE OBLIGATIONS TO RELATED COMPANIES

            ------------------------------------------------------------------------------------------------------------------------
                                                                                  SHORT TERM                     LONG TERM
                                                                       -------------------------------------------------------------
               TAXPAYER                                                       2003           2002           2003            2002
                NUMBER                  COMPANY                               THCH$          THCH$          THCH$           THCH$
            ------------------------------------------------------------------------------------------------------------------------
              94,510,000-1   Renta Nacional Cia. Seg. Generales S.A.              909          6,398               -              -
              94,716,000-1   Renta Nacional Cia. Seg. de Vida S.A.            424,881        401,541      17,103,201     17,430,970
              96,621,750-2   Unitrade Interamericana S.A.                      33,378         35,431               -              -
              96,621,750-2   Cidef Argentina S.A.                                   -            857               -              -
              96,621,750-2   Puerta Grande                                     83,473         55,495               -              -
              88,163,300-0   Inversiones Culenar S.A.                       2,262,397        599,794               -              -
              79,809,460-2   Inmobiliaria y Constructora Nacional  S.A.       156,484        430,114               -              -
              96,621,750-2   Cia. Tauro S.A.                                  803,518        730,451               -              -
              96,591,240-1   Gafonac S.A.                                   2,532,330              -               -              -
              96,621,750-2   Capillitas                                             -            921               -              -

            ------------------------------------------------------------------------------------------------------------------------
                             TOTALS                                         6,297,370      2,261,002      17,103,201     17,430,970
                             -------------------------------------------------------------------------------------------------------

TRANSACTIONS

---------------------------------------------------------------------------------------------------------------------------



                                                  TAXPAYER           NATURE OF THE          DESCRIPTION OF
            COMPANY                                NUMBER            RELATIONSHIP          THE TRANSACTION
---------------------------------------------------------------------------------------------------------------------------
Adm. de Mutuos Hipot. Mi Casa S.A.              96,786,870-1         Comm. Admin.        Curr. Acct. payable c/p
Agricola Paredones S.A.                         96,630,320-4         Comm. Admin.        Curr. Acct. receivable c/p
Agricola Paredones S.A.                         96,630,320-4         Comm. Admin.        Debtors from sales
Agricola Pichilemu Ltda.                        78,776,810-5         Comm. Admin.        Curr. Acct. payable c/p
Agricola Pichilemu Ltda.                        78,776,810-5         Comm. Admin.        Invoices payable
Agricola Pichilemu Ltda.                        78,776,810-5         Comm. Admin.        Curr. Acct. receivable c/p
Alimentos Nacionales S.A.                       96,587,510-7         Comm. Admin.        Debtors from sales
Cidef Argentina S.A.                            96,621,750-2         Comm. Admin.        Curr. Acct. payable c/p
Cidef Comercial S.A.                            79,780,600-5         Comm. Admin.        Curr. Acct. receivable c/p
Cidef Comercial S.A.                            79,780,600-5         Comm. Admin.        Curr. Acct. payable c/p
Cidef Comercial S.A.                            79,780,600-5         Comm. Admin.        Invoices payable
Comercial Cidef S.A.                            96,622,770-2         Comm. Admin.        Debtors from sales
Comercial Cidef S.A.                            96,622,770-2         Comm. Admin.        Curr. Acct. payable c/p
Comercial Cidef S.A.                            96,622,770-2         Comm. Admin.        Curr. Acct. receivable c/p
Comercial Quipac S.A.                           86,306,300-0         Comm. Admin.        Curr. Acct. payable c/p
Cominor Ing. y Proyecto S.A.                    79,798,670-4         Comm. Admin.        Curr. Acct. receivable c/p
Corp. de Inv. y Des. Financ. Cidef S.A.         96,923,970-1         Comm. Admin.        Debtors from sales
Corp. de Inv. y Des. Financ. Cidef S.A.         96,923,970-1         Comm. Admin.        Curr. Acct. payable c/p
Corp. de Inv. y Des. Financ. Cidef S.A.         96,923,970-1         Comm. Admin.        Invoices payable
Corp. de Inv. y Des. Financ. Cidef S.A.         96,923,970-1         Comm. Admin.        Curr. Acct. receivable c/p
Empresa Nacional de Pesca S.A.                  96,540,500-3         Comm. Admin.        Curr. Acct. receivable c/p
Esparragos Valdivia S.A.                        79,838,780-4         Comm. Admin.        Curr. Acct. payable c/p
Factoring Contado                               96,751,300-8         Comm. Admin.        Curr. Acct. payable c/p
Fruticola Nacional S.A.                         79,804,350-1         Comm. Admin.        Curr. Acct. payable c/p
Fruticola Nacional S.A.                         79,804,350-1         Comm. Admin.        Debtors from sales
Fruticola Nacional S.A.                         79,804,350-1         Comm. Admin.        Curr. Acct. receivable c/p
Fruticola Nacional S.A.                         79,804,350-1         Comm. Admin.        Invoices payable
Fruticola Viluco S.A.                           78,724,830-6         Comm. Admin.        Curr. Acct. payable c/p
Gafonac Ltda.                                   78,776,710-9         Comm. Admin.        Curr. Acct. receivable c/p
Gafonac Ltda.                                   78,776,710-9         Comm. Admin.        Debtors from sales
Gafonac Ltda.                                   78,776,710-9         Comm. Admin.        Curr. Acct. payable c/p
Gafonac Ltda.                                   78,776,710-9         Comm. Admin.        Invoices payable
Gafonac S.A.                                    96,591,240-1         Comm. Admin.        Curr. Acct. payable c/p
Gafonac S.A.                                    96,591,240-1         Comm. Admin.        Curr. Acct. receivable c/p
Impresos Loma Blanca S.A.                       96,574,110-0         Comm. Admin.        Curr. Acct. payable c/p
Impresos Loma Blanca S.A.                       96,574,110-0         Comm. Admin.        Invoices payable
Impresos Loma Blanca S.A.                       96,574,110-0         Comm. Admin.        Curr. Acct. receivable c/p
Inconac S.A.                                    79,809,460-2         Comm. Admin.        Curr. Acct. receivable c/p
Industrial y Forestal Nacional S.A.             96,524,230-9         Comm. Admin.        Curr. Acct. receivable c/p

---------------------------------------------------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------------
                                                          2003                           2002                          2001
------------------------------------------------------------------------------------------------------------------------------------
                                                              EFFECT ON                      EFFECT ON                    EFFECT ON
                                                                INCOME                         INCOME                       INCOME
                                                               (CHARGE/                       (CHARGE/                     (CHARGE/
                                                 AMOUNT         CREDIT)          AMOUNT        CREDIT)         AMOUNT       CREDIT)
            COMPANY                               THCH$          THCH$            THCH$         THCH$           THCH$        THCH$
------------------------------------------------------------------------------------------------------------------------------------
Adm. de Mutuos Hipot. Mi Casa S.A.                60,629               -               -              -              -            -
Agricola Paredones S.A.                          105,904               -         999,816              -      1,021,783            -
Agricola Paredones S.A.                           99,036          83,929               -              -              -            -
Agricola Pichilemu Ltda.                         580,206               -         238,728              -              -            -
Agricola Pichilemu Ltda.                          98,947          83,853          67,152         56,909              -            -
Agricola Pichilemu Ltda.                         107,447               -               -              -              -            -
Alimentos Nacionales S.A.                         90,869          77,008          50,388         42,702              -            -
Cidef Argentina S.A.                                   -               -               -              -      1,653,106            -
Cidef Comercial S.A.                           3,809,383               -        1,518,156             -              -            -
Cidef Comercial S.A.                             132,999               -               -              -              -            -
Cidef Comercial S.A.                             578,624         490,359               -              -              -            -
Comercial Cidef S.A.                                   -               -         179,619        152,220         98,657       83,608
Comercial Cidef S.A.                                   -               -          34,626              -         35,665        1,049
Comercial Cidef S.A.                              92,328               -               -              -              -            -
Comercial Quipac S.A.                                  -               -               -              -        294,551            -
Cominor Ing. y Proyecto S.A.                           -               -                              -        730,415        2,205
Corp. de Inv. y Des. Financ. Cidef S.A.                -               -         880,768        746,414        867,039      734,778
Corp. de Inv. y Des. Financ. Cidef S.A.          354,136               -         528,118              -        108,182            -
Corp. de Inv. y Des. Financ. Cidef S.A.          106,333          90,113         620,939        526,219        705,159      597,592
Corp. de Inv. y Des. Financ. Cidef S.A.        3,705,009               -       2,475,792              -      3,616,827            -
Empresa Nacional de Pesca S.A.                    47,439               -          11,880              -              -            -
Esparragos Valdivia S.A.                         186,937               -         147,175              -              -            -
Factoring Contado                                      -               -               -              -        335,370            -
Fruticola Nacional S.A.                          294,216               -         210,418              -        397,407            -
Fruticola Nacional S.A.                          198,893         168,553         486,551        412,331        105,372       89,298
Fruticola Nacional S.A.                          616,585               -               -              -              -            -
Fruticola Nacional S.A.                           85,285          72,275               -              -              -            -
Fruticola Viluco S.A.                             52,173               -               -              -              -            -
Gafonac Ltda.                                  1,179,243               -       1,332,260              -      1,755,945            -
Gafonac Ltda.                                    232,632         197,146         668,501        566,527        474,171      393,023
Gafonac Ltda.                                    575,977               -       1,095,847              -        668,532            -
Gafonac Ltda.                                    436,055         369,538         111,030         94,093        904,850      766,822
Gafonac S.A.                                  17,626,298               -     281,115,202              -         78,171            -
Gafonac S.A.                                   7,594,338               -          48,973              -              -            -
Impresos Loma Blanca S.A.                        259,401               -         328,381              -              -            -
Impresos Loma Blanca S.A.                         76,859          65,135          77,126         65,360              -            -
Impresos Loma Blanca S.A.                         82,774               -               -              -              -            -
Inconac S.A.                                     754,388               -         609,682             33        114,315          473
Industrial y Forestal Nacional S.A.              492,361               -         308,479              -              -            -

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------



                                                  TAXPAYER           NATURE OF THE          DESCRIPTION OF
            COMPANY                                NUMBER            RELATIONSHIP          THE TRANSACTION
---------------------------------------------------------------------------------------------------------------------------
Industrial y Forestal Nacional S.A.             96,524,230-9         Comm. Admin.        Curr. Acct. payable c/p
Ing. y Computacion Incom S.A.                   86,344,500-0         Comm. Admin.        Curr. Acct. receivable c/p
Ing. y Computacion Incom S.A.                   86,344,500-0         Comm. Admin.        Debtors from sales
Inmobiliaria Constructora Nacional Ltda.        79,809,460-2         Comm. Admin.        Curr. Acct. payable c/p
Inmobiliaria Constructora Nacional Ltda.        79,809,460-2         Comm. Admin.        Invoices payable
Interagro, Comercio y Ganado S.A.               88,486,800-9           Affiliate         Invoices payable
Interagro, Comercio y Ganado S.A.               88,486,800-9           Affiliate         Debtors from sales
Interagro, Comercio y Ganado S.A.               88,486,800-9           Affiliate         Curr. Acct. payable c/p
Interagro, Comercio y Ganado S.A.               88,486,800-9           Affiliate         Invoices payable
Inversiones Culenar S.A.                        88,163,300-0         Comm. Admin.        Curr. Acct. payable c/p
Inversiones Culenar S.A.                        88,163,300-0         Comm. Admin.        Curr. Acct. receivable c/p
Inversiones Errazuriz Ltda.                     88,541,600-4          Shareholder        Curr. Acct. receivable c/p
Inversiones Errazuriz Ltda.                     88,541,600-4          Shareholder        Curr. Acct.  payable c/p
Inversiones Financieras S.A.                    79,902,880-8         Comm. Admin.        Curr. Acct. receivable c/p
Inversiones Pozo Almonte S.A.                   96,542,240-4          Shareholder        Curr. Acct. payable c/p
Mercantil Cidef  S.A.                           96,680,010-0         Comm. Admin.        Invoices payable
Mercantil Cidef S.A.                            96,680,010-0         Comm. Admin.        Curr. Acct. receivable c/p
Mercantil Cidef S.A.                            96,680,010-0         Comm. Admin.        Curr. Acct. payable c/p
Minera Copiapo S.A.                             96,623,750-3         Comm. Admin.        Curr. Acct. receivable c/p
Pesquera Bahia Coronel S.A.                     96,657,460-7         Comm. Admin.        Curr. Acct. receivable c/p
Pesquera Bahia Coronel S.A.                     96,657,460-7         Comm. Admin.        Curr. Acct. payable c/p
Pesquera Bahia Coronel S.A.                     96,657,460-7         Comm. Admin.        Invoices payable
Puerta Grande S.A.                              96,621,750-2         Comm. Admin.        Curr. Acct. payable c/p
Renta Nac. Cia. de Seg. Vida S.A.               94,716,000-1          Shareholder        Curr. Acct. payable c/p
Renta Nac. Cia. de Seg. Vida S.A.               94,716,000-1          Shareholder        Curr. Acct. receivable c/p
Renta Nacional Seguros Vida S.A.                94,716,000-1         Comm. Admin.        Curr. Acct. receivable c/p
Salmones de Chile S.A.                          96,914,410-7         Comm. Admin.        Curr. Acct. receivable c/p
Salmones de Chile S.A.                          96,914,410-7         Comm. Admin.        Curr. Acct. payable c/p
Salmones y Pesquera Nacional S.A.               96,850,700-1         Comm. Admin.        Curr. Acct. receivable c/p
Salmones y Pesquera Nacional S.A.               96,850,700-1         Comm. Admin.        Curr. Acct. payable c/p
Salmones y Pesquera Nacional S.A.               96,850,700-1         Comm. Admin.        Invoices payable
Salmones y Pesquera Nacional S.A.               96,850,700-1         Comm. Admin.        Debtors from sales
Scm. Cia. de Salitre y Yodo 1 Region            96,630,310-7         Comm. Admin.        Curr. Acct. payable c/p
Scm. Cia. de Salitre y Yodo 1 Region            96,630,310-7         Comm. Admin.        Invoices payable
Scm. Cia. de Salitre y Yodo 1 Region            96,630,310-7         Comm. Admin.        Curr. Acct. receivable c/p
Servicios y Tecnologias S.A.                    96,894,000-7         Comm. Admin.        Curr. Acct. receivable c/p
Soc. Agricola las Cruces S.A.                   78,791,770-4         Comm. Admin.        Curr. Acct. payable c/p
Soc. Agricola las Cruces S.A.                   78,791,770-4         Comm. Admin.        Debtors from sales
Soc. Agricola las Cruces S.A.                   78,791,770-4         Comm. Admin.        Curr. Acct. receivable c/p
Soc. de Inv. Financieras Ltda.                  79,902,880-8         Comm. Admin.        Curr. Acct. receivable c/p
Soc. de Inv. Financieras Ltda.                  79,902,880-8         Comm. Admin.        Curr. Acct. payable c/p
---------------------------------------------------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------------
                                                          2003                           2002                          2001
------------------------------------------------------------------------------------------------------------------------------------
                                                              EFFECT ON                      EFFECT ON                    EFFECT ON
                                                                INCOME                         INCOME                       INCOME
                                                               (CHARGE/                       (CHARGE/                     (CHARGE/
                                                 AMOUNT         CREDIT)          AMOUNT        CREDIT)         AMOUNT       CREDIT)
            COMPANY                               THCH$          THCH$            THCH$         THCH$           THCH$        THCH$
------------------------------------------------------------------------------------------------------------------------------------
Industrial y Forestal Nacional S.A.              162,174               -              -               -              -            -
Ing. y Computacion Incom S.A.                          -               -          3,737               -         29,133        3,234
Ing. y Computacion Incom S.A.                          -               -            161             136          3,928        3,329
Inmobiliaria Constructora Nacional Ltda.         391,009               -        783,566               -            593       86,153
Inmobiliaria Constructora Nacional Ltda.         315,615         267,470        517,260         438,356              -            -
Interagro, Comercio y Ganado S.A.              1,863,012               -              -               -              -            -
Interagro, Comercio y Ganado S.A.                240,611         203,908              -               -              -            -
Interagro, Comercio y Ganado S.A.              4,049,564               -              -               -              -            -
Interagro, Comercio y Ganado S.A.                558,065         472,936              -               -              -            -
Inversiones Culenar S.A.                         358,199               -      2,080,874               -              -            -
Inversiones Culenar S.A.                               -               -          7,110               -              -            -
Inversiones Errazuriz Ltda.                   39,928,219               -      9,883,040               -      9,309,789      178,303
Inversiones Errazuriz Ltda.                   39,054,433               -      4,960,478          40,505      3,629,378            -
Inversiones Financieras S.A.                   2,420,299               -      7,408,962               -              -            -
Inversiones Pozo Almonte S.A.                    639,635               -              -               -              -            -
Mercantil Cidef  S.A.                             65,635          55,623         68,949          58,432        688,941      583,849
Mercantil Cidef S.A.                                   -               -         39,038               -              -            -
Mercantil Cidef S.A.                             282,258               -        267,590               -              -            -
Minera Copiapo S.A.                                    -               -      4,709,749               -              -            -
Pesquera Bahia Coronel S.A.                            -               -        132,968               -              -            -
Pesquera Bahia Coronel S.A.                      183,550               -         78,780               -              -            -
Pesquera Bahia Coronel S.A.                            -               -         44,270          37,517              -            -
Puerta Grande S.A.                                83,473               -              -               -              -            -
Renta Nac. Cia. de Seg. Vida S.A.              1,046,487               -        420,962                        436,259            -
Renta Nac. Cia. de Seg. Vida S.A.                  1,543               -              -               -              -            -
Renta Nacional Seguros Vida S.A.                       -               -         11,991               -        376,108            -
Salmones de Chile S.A.                                 -               -        251,719               -              -            -
Salmones de Chile S.A.                           236,299               -        191,380               -              -            -
Salmones y Pesquera Nacional S.A.                 69,690               -          6,655               -        859,095            7
Salmones y Pesquera Nacional S.A.                380,475               -        571,288               -              -            -
Salmones y Pesquera Nacional S.A.                 68,753          58,265        132,911         112,637      1,714,574    1,453,029
Salmones y Pesquera Nacional S.A.                      -               -         18,573          15,740      1,723,553    1,460,638
Scm. Cia. de Salitre y Yodo 1 Region             286,639               -         76,049               -
Scm. Cia. de Salitre y Yodo 1 Region              99,278          84,134              -               -
Scm. Cia. de Salitre y Yodo 1 Region             185,327               -              -               -
Servicios y Tecnologias S.A.                           -               -          3,300               -              -            -
Soc. Agricola las Cruces S.A.                    277,563               -              -               -              -            -
Soc. Agricola las Cruces S.A.                          -               -        178,803               -              -            -
Soc. Agricola las Cruces S.A.                    169,839               -              -               -              -            -
Soc. de Inv. Financieras Ltda.                         -               -              -               -     51,455,405            -
Soc. de Inv. Financieras Ltda.                    23,648               -     11,869,265               -     52,099,182       15,861
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------



                                                  TAXPAYER           NATURE OF THE          DESCRIPTION OF
            COMPANY                                NUMBER            RELATIONSHIP          THE TRANSACTION
---------------------------------------------------------------------------------------------------------------------------
Cia. Tauro S.A.                                 96,621,750-2         Comm. Admin.        Curr. Acct. payable c/p
UMS                                             96,509,820-8         Comm. Admin.        Curr. Acct. receivable c/p
UMS                                             96,509,820-8         Comm. Admin.        Curr. Acct. payable c/p
UMS                                             96,509,820-8         Comm. Admin.        Invoices payable
Unimarc Internacional S.A.                      88,486,700-2         Comm. Admin.        Debtors from sales
Unitrade Interamericana S.A.                    96,621,750-2         Comm. Admin.        Curr. Acct. payable c/p
Vinedos Errazuriz Ovalle S.A.                   96,822,650-9         Comm. Admin.        Curr. Acct. receivable c/p
Vinedos Errazuriz Ovalle S.A.                   96,822,650-9         Comm. Admin.        Debtors from sales
Vinedos Errazuriz Ovalle S.A.                   96,822,650-9         Comm. Admin.        Curr. Acct. payable c/p

---------------------------------------------------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------------
                                                          2003                           2002                          2001
------------------------------------------------------------------------------------------------------------------------------------
                                                              EFFECT ON                      EFFECT ON                    EFFECT ON
                                                                INCOME                         INCOME                       INCOME
                                                               (CHARGE/                       (CHARGE/                     (CHARGE/
                                                 AMOUNT         CREDIT)          AMOUNT        CREDIT)         AMOUNT       CREDIT)
            COMPANY                               THCH$          THCH$            THCH$         THCH$           THCH$        THCH$
------------------------------------------------------------------------------------------------------------------------------------
Cia. Tauro S.A.                                  803,518                -              -               -             -            -
UMS                                           49,295,827                -      4,204,449               -             -            -
UMS                                           42,094,352                -      5,026,784               -             -            -
UMS                                            21,700142       18,389,951        720,324         610,444             -            -
Unimarc Internacional S.A.                        99,156           84,031              -               -             -            -
Unitrade Interamericana S.A.                           -                -              -               -       114,616            -
Vinedos Errazuriz Ovalle S.A.                    339,897                -        228,525               -             -            -
Vinedos Errazuriz Ovalle S.A.                    271,694          230,249              -               -             -            -
Vinedos Errazuriz Ovalle S.A.                  2,401,852                -              -               -             -            -

NOTE 29-    COMMITMENTS AND CONTINGENCIES

            A)    DIRECT COMMITMENTS

                  A.1)  BANCO BBVA

                        As of December 31, 2003, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. On the other hand, the bank must also release an attachment imposed on the Unimarc's supermarket in Manquehue street, as all of the pending obligations with this bank have been totally and fully satisfied through the payment of same in year 2003.

                        Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, all of which filed by the Group against BBVA, originating in the sale of former Banco Nacional.

                        The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

                        (i)   Claims being heard at an Arbitrating venue:

                              At present there are 29 claims - Arbitration
                              Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra
                              Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

                        (ii) The status or stage of the process in connection with each folder is the following:

                              Folder No. 1, favorably awarded.
                              Folder No. 2, favorably awarded.
                              Folder No. 3, favorably awarded.
                              Folder No. 4, sentence awarded.
                              Folder No. 5, favorably awarded.
                              Folder No. 6, favorably awarded.
                              Folder No. 7, favorably awarded.
                              Folder No. 8, sentence awarded.
                              Folder No. 9, sentence awarded.
                              Folder No. 10, favorably awarded.
                              Folder No. 11, favorably awarded.
                              Folder No. 12, favorably awarded.
                              Folder No. 13, in a stage of summons to hear the final sentence.
                              Folder No. 14, in a stage of summons to hear the final sentence.
                              Folder No. 15, currently in the stage of remarks to evidences.
                              Folder No. 16, pending to summon to hear the final sentence.
                              Folder No. 17, sentence awarded.
                              Folder No. 18, in a stage of summons to hear the final sentence.
                              Folder No. 19, in a stage of summons to hear the final sentence.
                              Folder No. 20, in a stage of summons to hear the final sentence.
                              Folder No. 21, currently in the submittal of evidence stage.
                              Folder No. 22, currently in the submittal of evidence stage.
                              Folder No. 23, currently in the submittal of evidence stage.
                              Folder No. 24, currently in the submittal of evidence stage.
                              Folder No. 25, currently in the submittal of evidence stage.
                              Folder No. 26, currently in the submittal of evidence stage.
                              Folder No. 27, currently in the submittal of evidence stage.
                              Folder No. 28, currently in the stage of discussion.
                              Folder No. 29, currently in the stage of discussion.
                              Book Folder, is awaiting the evidence stage.
                              Principal Folder, it is a pre-judicial measure, under regular proceedings.

                        (iii) In connection with the amounts involved.

                              The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates the capital amounts claimed).

                  A.2)  BANCO SCOTIABANK SUDAMERICANO

                        Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$ 500,495 through a loan which as of December 31, 2003 amounts to ThCh$ 94,396.

                  A.3)  CORP BANCA

                        Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$ 1,647,238, ThCh$ 2,721,681 and ThCh$ 1,179,670, respectively, for loans granted by Corp Banca which as of December 31, 2003 amount to ThCh$ 2,938,440.

                  A.4)  BANCO DEL DESARROLLO

                        As of December 31, 2003, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$ 2,463,830 and ThCh$ 3,368,756, respectively, and the debt's value as of December 31, 2003 amounts to ThCh$ 2,624,295.

                  A.5)  BANCO SANTANDER SANTIAGO

                        On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$ 10,859,153, and the debt's value as of December 31, 2003 amounts to ThCh$ 1,113,965.

                  A.6)  BANCO BANKBOSTON

                        As of the closing date of these financial statements, the loan as of December 31, 2003 in the amount of US$ 21,506,346 is up-to-date in the payment of principal.

                        In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

                        On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

                        Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with:
                        Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions ET CETERA in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

                        On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

                  A.7)  KREDITANSTALT FUR WIEDERAUFBAU (KFW)

                        On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the loans in force with said institution, called "Rescheduling Agreements". As of December 31, 2003, the short-term and long-term debts with KfW amount to US$ 7.2 million.

                        As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices:
                        56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and
                        56-5184-0001-04 (assets of the Linde brand);
                        56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG
                        brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the
                        Cefla brand); 56-5184-0003-01 and 56-5184-0004-02
                        (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y, 56-5184-0017-01 (assets of the Artok brand).

            B)    GUARANTIES RECEIVED FROM THIRD PARTIES

                  B.1)  BANCO DO BRASIL

                        In order to guarantee the loans granted by Banco Do Brasil, the related companies, Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region and Pesquera Bahia Inglesa S.A., have mortgaged assets owned by them. The value of said debt, as of December 31, 2003 amounts to ThCh $2,255,061. The property lodged as collateral is: P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma.

                  B.2)  BANCO BBVA

                        Complementing the guaranty lodged by the affiliate company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA, a set of pick up trucks to guarantee the debt which Supermercados Unimarc S.A. kept with said institution. As of the date of issuance of these financial statements the debt with said financial institution is paid, therefore the guaranties should be released.

            C)    INDIRECT COMMITMENTS

                  C.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$ 45,556 and ThUS$ 65,000, respectively. The Company's guarantee was limited to ThUs$ 13,689 for the case of the 1994 loan, and ThUs$ 25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

                        On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States. As of the closing date of these financial statements, we were awaiting the determination on the Consolidated Appeal by the Second Circuit.

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

                  C.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of December 31, 2003 amount to ThCh$ 5,984,730, the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

                        Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUs$ 1,000.

                  C.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of December 31, 2003 amounts to ThCh$ 4,099,423.

                  C.4) On December 22, 1983, the Company became guarantor of Holandaus NV for debts kept by same with BBVA. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$ 2,835,504 as of December 31, 2003. The debt of Holandaus NV with BBVA has been fully paid and the guaranty should be released soon.

                  C.5) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

            D)    OTHER COMMITMENTS

                  D.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 415,924 (Argentinean pesos).

                  D.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$ 6,411,628 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

                  D.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$ 508,418 (Chilean pesos), equivalent to ARG$ 2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$ 80,789 (Chilean pesos), equivalent to ARG$ 400,000 (Argentinean pesos). Therefore, the remaining balance of the obligation amounts to ThCh$ 427,629 (Chilean pesos), corresponding to ARG$ 2,117,262 (Argentinean pesos).

                        The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$ 3,081,365 (Argentinean pesos).

                        Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

                  D.4)  EXPORT IMPORT BANK

                        In August 1998, State Street Bank and Trust Company, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. in the amount of US$ 808,996. This financing had a credit insurance granted by the Export Import Bank (Eximbank) of the United States of America. Due to the foregoing, Eximbank paid the debt to the State Street Bank. At present the debt is structured and up-to-date. It is being served regularly. As of December 31, 2003, the outstanding balance including both capital and interest, amounts to $ 66.6 million.

                  D.5)  CORP BANCA

                        On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of December 31, 2003 has an accounting value of ThCh$ 2,702,263, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. and Corporacion de Inversiones y Desarrollo Financiero Cidef S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies' debt as of December 31, 2003 amounts to ThCh$ 4,099,423 and ThCh$ 1,988,248, respectively.

                  D.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

                  D.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

                  D.8) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

                  D.9) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

                  D.10) On December 31, 2003, before Notary Public Enrique
                        Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

            E)    LABOR COURT CASES

                  The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$ 211,727 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

            F)    OTHER CONTINGENCIES

                  On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion regarding official letter 00154 dated January 08, 2003, issued by the Superintendency of Securities and Insurance (SVS), whereby the Company is instructed to adjust the financial information as of December 31, 2001, as well as to reissue the financial statements for the quarterly periods of year 2002, in order to include the adjustments and effects that have occurred. At that time, the shareholders' meeting approved the filing of an appeal of claim.

                  On August 21, 2003 the appeal of claim filed by the Company was sanctioned. In fact, the Seventh Courtroom of the Court of Appeals of Santiago decided not to sustain the appeal of claim filed by the Company against Ordinary Official Letter No. 09181, dated December 09, 2002, clarified through Ordinary Official Letter No. 00154, dated January 08, 2003, instructing adjustments to the financial information filed by the Company at the closing of the 2001 period. On October 16, 2003 the company submitted to the SVS the requested amendments.

            F)    DIRECT GUARANTEES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   BALANCES WITH PENDING PAYMENT AS
                                                                                                       OF THE CLOSING DATE OF THE
                                                                         ASSETS INVOLVED                       STATEMENTS
                           DEBTOR                                ------------------------------------------------------------------
                ------------------------------     TYPE OF          TYPE         ACCOUNTING VALUE     31-12-2003      31-12-2002
 CREDITOR            NAME         RELATIONSHIP    GUARANTEE         THCH$              THCH$            THCH$            THCH$
-----------------------------------------------------------------------------------------------------------------------------------
Corp Banca      Sm. Unimarc S.A.       No          Mortgage      Real estate          5,548,589       2,938,440        3,400,600

   Bhif         Sm. Unimarc S.A.       No          Mortgage      Real estate                  -               -          258,922

Scotiabank      Sm. Unimarc S.A.       No          Mortgage      Real estate            500,495          94,396          135,028

 Santiago       Sm. Unimarc S.A.       No          Mortgage      Real estate         10,859,164       1,127,823        1,127,823

-----------------------------------------------------------------------------------------------------------------------------------

NOTE 30-    INCOME OTHER THAN OPERATING

            The breakdown in this item as of December 31, 2003, 2002 and 2001, is structured as follows:

            A)    OTHER NON-OPERATING INCOME

            -----------------------------------------------------------------------------------
                             ITEMS                             2003         2002         2001
                                                               THCH$        THCH$        THCH$
            -----------------------------------------------------------------------------------
            Income Hipermarc                                        -      146,701      402,682
            Lease of stores                                    53,480        7,207            -
            Cashier register overage                           29,221       29,120       33,189
            Profit from sale of other assets                  626,763            -       11,313
            Other non-operating income                        198,655       54,405       60,701
            Other investments                                 436,347      265,759            -
            Restructuring of Inverraz Ltda. Debt (1)                -    1,896,331            -
            -----------------------------------------------------------------------------------

            Totals                                          1,344,466    2,399,523      507,885
            -----------------------------------------------------------------------------------

            (1) On October 29, 2002 Inversiones Errazuriz Ltda. forgave the debt of Supermercados Unimarc S.A. amounting to ThCh $1,896,331. This debt forgiveness is presented as other non operating income in the statement of operation (to see Note
                  31).

NOTE 31-    EXPENSES OTHER THAN OPERATING

            The breakdown in this item as of December 31, 2003, 2002 and 2001 , is structured as follows:

            OTHER NON-OPERATING EXPENSES

            -----------------------------------------------------------------------------------
                             ITEMS                             2003         2002         2001
                                                               THCH$        THCH$        THCH$
            -----------------------------------------------------------------------------------
            Fines and penalties                                 5,608       29,018      117,426
            Shortage in reconciliations                             -            -       25,778
            Loss in the sale of fixed assets                  188,411    1,042,660        7,038
            Other non-operating expenses                       85,593       21,588      243,787
            Exchange Differences                                    -            -        6,076
            -----------------------------------------------------------------------------------

            Totals                                            279,612    1,093,266      400,105
            -----------------------------------------------------------------------------------

NOTE 32-    RESEARCH AND DEVELOPMENT EXPENSES

            The Company did not incur any research and development expenses during the years ended December 31, 2003, 2002, 2001.

NOTE 33-    DIRECTORS REMUNERATION

            Pursuant to the agreement established during the shareholders' Ordinary Meeting, no fees have been paid to the Company's Directors.

NOTE 34-    PENALTIES

            Fine Imposed on the Company's Board of Directors

            On July 30, 2003, through Exempt Resolution number 218, the Superintendency of Securities and Insurance applied a fine in the amount of U.F. 300 against each one of the Directors of the Company, in connection with the rescheduling of the credit taken with the State Street Bank and Trust Company on August 04,1998.

            On August 13, 2003, a claim was filed before the Eighteenth Civil Court of Santiago, in connection with the fines imposed through the aforementioned Exempt Resolution. As of the closing date of these financial statements the case is pending.

            As of December 31, 2003, there are no other penalties affecting either the Company or its managers.

NOTE 35-    DOMESTIC AND FOREIGN CURRENCY

            A)    ASSETS

            ------------------------------------------------------------------------------------------------
                                                                                           AMOUNT
                                                                            --------------------------------
                                                                                  2003             2002
                         ITEM                         CURRENCY                    THCH$            THCH$
            ------------------------------------------------------------------------------------------------
            CURRENT ASSETS
            ------------------------------------------------------------------------------------------------
            Cash                                         US$                          119           25,389
            Time deposits                                US$                      297,337                -
            Debtors from sales                           US$                       21,726                -
            Notes receivable                             US$                       19,978                -
            Other current assets                  Argentinean pesos               433,158          536,472
            Other current assets                          $                    24,288,704       21,104,617
            Other current assets                         UF                        33,853           16,105
            Other current assets                         US$                       12,056                -
            Notes receivable                             UF                       190,789           21,457
            Stock                                        US$                       36,176          140,018
            Early expenses                               UF                       225,365          122,417
            ------------------------------------------------------------------------------------------------
            FIXED ASSETS
            ------------------------------------------------------------------------------------------------
            Fixed assets                                  $                    86,272,347       95,415,139
            Fixed assets                          Argentinean pesos            44,756,087       56,803,228
            ------------------------------------------------------------------------------------------------
            OTHER ASSETS
            ------------------------------------------------------------------------------------------------
            Other assets                                  $                    11,491,145       13,889,174
            Other assets                                 UF                        62,140          251,708
            Other assets                          Argentinean pesos               717,313          750,765
            Notes receivable Related Part.               US$                   10,936,966       11,480,252
            Long term debtors                            US$                      354,259          400,388
            Notes receivable                             UF                       172,508          180,405
            Other assets                                 US$                        8,907            1,691
            ------------------------------------------------------------------------------------------------
            TOTAL ASSETS
            ------------------------------------------------------------------------------------------------
                                                         US$                   11,687,524       12,047,738
                                                         UF                       684,655          592,092
                                                  Argentinean pesos            45,906,558       58,090,465
                                                          $                   122,052,196      130,408,930
            ------------------------------------------------------------------------------------------------

            B)    CURRENT LIABILITIES

            -----------------------------------------------------------------------------------------------------------
                                                                                             2003             2002
                            ITEMS                                CURRENCY                    THCH$            THCH$
            -----------------------------------------------------------------------------------------------------------
            Obligations with banks                                  UF                    2,093,728        2,304,802
            Obligations with banks                                  US$                           -       19,536,086
            Obligations with banks                           Argentinean pesos               53,988          505,603
            Sundry creditors                                        US$                     150,135          172,711
            Sundry creditors                                        US$                     276,119          334,548
            Sundry creditors                                        US$                      95,089            4,869
            Sundry creditors                                        UF                      184,460           43,970
            Sundry creditors                                        UF                       32,960          125,421
            Sundry creditors                                        UF                       49,560           51,179
            Sundry creditors                                Non-adjustable Ch$            1,010,526          584,555
            Accounts payable                                Non-adjustable Ch$           17,730,550       19,875,213
            Accounts payable                                 Argentinean pesos            1,392,125          441,080
            Accounts payable                                        US$                   3,972,943        4,867,972
            Notes payable                                    Argentinean pesos              146,976          143,852
            Notes payable                                   Non-adjustable Ch$               12,988          114,851
            Notes payable                                           US$                      16,746          170,480
            Notes and Accts. payable Related Parties        Non-adjustable Ch$            4,743,722          787,468
            Notes and Accts. payable Related Parties                US$                     804,432          765,990
            Notes and Accts. payable Related Parties         Argentinean pesos              407,572          392,932
            Income in advance                                Argentinean pesos                    -          870,955
            Other liabilities                                Argentinean pesos              229,312          208,443
            Other liabilities                                       US$                     712,560                -
            Other liabilities                               Non-adjustable Ch$            1,055,411        2,037,476
            Sundry creditors                                        UF                            -           44,642
            Obligations with banks                          Non-adjustable Ch$            7,207,190        2,509,858
            Sundry creditors                                        US$                           -          181,574
            Notes and Accts. payable Related Parties                UF                      341,645          314,613

            -----------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES
            -----------------------------------------------------------------------------------------------------------
                                                                    UF                    2,702,353        2,884,627
                                                                    US$                   6,028,024       26,034,230
                                                             Argentinean pesos            2,229,973        2,562,865
                                                            Non-adjustable Ch$           31,760,387       25,909,421
            -----------------------------------------------------------------------------------------------------------

            C)    LONG TERM LIABILITIES

            -----------------------------------------------------------------------------------------------------------
                                                                                             2003             2002
                            ITEMS                                CURRENCY                    THCH$            THCH$
            -----------------------------------------------------------------------------------------------------------
            Sundry creditors                                        UF                    1,616,253        1,667,769
            Sundry creditors                                        US$                      62,680          210,028
            Sundry creditors                                        US$                     300,083          448,915
            Sundry creditors                                        US$                      97,606          431,160
            Notes payable                                   Non-adjustable Ch$                    -            4,404
            Other notes payable, Related Parties                    UF                   17,103,201       17,430,970
            Other long term liabilities                             US$                   3,206,520        4,790,253
            Obligations with banks                                  UF                    2,475,945        3,013,535
            Obligations with banks                           Argentinean pesos              380,591          165,927
            Obligations with banks                                  US$                  14,415,854        5,254,259
            Notes payable                                    Argentinean pesos                    -        1,349,582

            --------------------------------------------------------------------------------------------------------
            TOTAL LONG TERM LIABILITIES
            --------------------------------------------------------------------------------------------------------
                                                                    UF                   21,195,399       22,112,274
                                                                    US$                  18,082,743       11,134,615
                                                             Argentinean pesos              380,591        1,515,509
                                                            Non-adjustable Ch$                    -            4,404

            --------------------------------------------------------------------------------------------------------

NOTE 36-    SHARE TRANSACTIONS

            In accordance with the Company Share Register, the following share transactions took place during 2003 and 2002:

            --------------------------------------------------------------------------------------------------------------
                                                                      2003                                2002
                                                         -------------------------------     -----------------------------
                               COMPANY                     PURCHASE          SALE              PURCHASE           SALE
            --------------------------------------------------------------------------------------------------------------
            Inversiones Financieras Ltda.                           -                -          2,457,045       2,457,045
            Inverraz Trading                                        -                -         35,994,584      88,435,600
            Alimentos Nacionales S.A.                               -                -                  -       2,457,045
            Renta Nacional Cia. de Seguros de Vida S.A.             -                -         88,435,600     103,377,179
            Fruticola Nacional S.A.                                 -                -        103,377,179      35,994,584
            Adm. de Mutuos Hipot. Mi Casa S.A.                      -                -          2,457,045               -
            --------------------------------------------------------------------------------------------------------------

            As of December 31, 2003, the total ADRs in the United States was 1,516,685 and the number of registered ADR holders was 412.

NOTE 37-    SHAREHOLDERS

            ------------------------------------------------------------------------------------------------------------------------
                                                                                     2003                          2002
                                                                            --------------------------------------------------------
                                                                                 %          NO. OF            %           NO. OF
                              SHAREHOLDERS                                               SHAREHOLDERS                  SHAREHOLDERS
            ------------------------------------------------------------------------------------------------------------------------
            10% or more                                                        87.78           3            86.75            3
            Less than 10% with an investment  over 200 UF                      11.99          94            10.57            4
            Less than 10% with an investment equal to or less than 200 UF       0.23          226           2.68            299

            ------------------------------------------------------------------------------------------------------------------------
                                        Total                                  100.00         323          100.00           306
            ------------------------------------------------------------------------------------------------------------------------
            MAJORITY SHAREHOLDER
            ------------------------------------------------------------------------------------------------------------------------
            Alimentos Nacionales S.A.                                          57.16           1            57.16            1
            ------------------------------------------------------------------------------------------------------------------------

NOTE 38-    SALE OF  BUSINESSES IN ARGENTINA

            In June 1999, Supermercados Hipermarc S.A. (Hipermarc), a subsidiary located in Buenos Aires, Argentina, consummated the sale of its supermarket operations to Supermercados Norte (Norte) (the "Transaction"), Under the Transaction, Hipermarc leased all of its stores to Norte during a 10-year period for a total of ThCh$ 7,072,241 and transferred of all its inventories and fixed assets located at the leased stores to Norte.

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

NOTE 39-    SUBSEQUENT EVENTS

            SUBSEQUENT FACT REPORTED TO THE SUPERINTENDENCY OF SECURITIES AND INSURANCE ON JANUARY 14, 2004:

            "Pursuant to what is set forth in article ninth and paragraph second of article 10, both of Law 18,045, and pursuant to what is stated in the General Norm number 30, I hereby inform the following essential fact regarding the company.

            Given the strong revaluation of the peso due to a sudden and unforeseeable drop in the price of the dollar, the obligations of Supermercados Unimarc S.A. with Banco Do Brasil, in the amount of approximately $ 2,250,000,000 became higher in the denomination in that foreign currency, exceeding the limits established by the Main Office of said bank in Brasilia. The foregoing gave rise to a series of negotiations between the affected parties, Banco Do Brasil and Supermercados Unimarc S.A., in order to solve the problem, which was actually solved at the parties' full satisfaction yesterday afternoon.

            We understand that the rise in the price of the shares of Supermercados Unimarc S.A. yesterday, which exceeded 30% in the Stock Exchange does not have any connection with the aforementioned facts, but with the Company's improved business conduct with the new management, or to the action of speculators.

            For this reason, we are emphatic to state that no shareholder in the controlling group of over 80% of the shares in the Company, has either purchased or sold any shares.

            This information is disclosed to public opinion in view of the rumors risen due to the rise, which we estimate to be temporary, in the price of the shares in the Company and, upon the Superintendency of Securities given the situation with Banco Do Brasil."

            SUBSEQUENT FACT REPORTED TO THE SUPERINTENDENCY OF SECURITIES AND INSURANCE ON JANUARY 15, 2004:

            "Pursuant to what is set forth in article ninth and paragraph second of article 10, both of Law 18,045, and pursuant to what is stated in the General Norm number 30, and in view of confusing and contradictory information in the media, Supermercados Unimarc S.A. complements the Essential Fact regarding the Company, and informed yesterday.

            The negotiations with Banco Do Brasil, carried out in a most harmonious fashion, successfully concluded in the afternoon of last Tuesday, at the parties' full satisfaction and there being no illicit pressure against our company, which would have been unacceptable to us. The negotiations were started mainly due to the difference occurred in connection with the lower value of the dollar, which caused a change in the amount in foreign currency of the obligations undertaken in Chilean pesos. This lead to an excessive increase in the limits previously set in Brasilia for the Chilean branch of said Bank. For this reason, Supermercados Unimarc S.A. paid in cash US$ 2,800,000 leaving pending until March 31, the amount of US$ 1,000,000 in order to restore the figure to the exact value, as per the future variation of the price of the dollar in Chile.

            Regarding the rumors disseminated by the press in the sense that said foreign bank may have requested the bankruptcy of our Company in the context of the aforementioned negotiations, we may state that we have no information to that effect nor have we been notified of such an eventual illicit act, which is not approved by the Chilean legislation and is certainly not part of the acts of such a prestigious Brazilian State-owned Bank , the Banco Do Brasil."

            SUBSEQUENT FACT REPORTED TO THE SUPERINTENDENCY OF SECURITIES AND INSURANCE ON JUNE 22, 2004:

            The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$ 45,556 and ThUS$ 65,000, respectively. The Company's guarantee was limited to ThUS$ 13,689 for the case of the 1994 credit, and ThUS$ 25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

            On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States.

            As of the closing date of these financial statements, we are awaiting the determination on the Consolidated Appeal by the Second Circuit.

            On June 15, 2004, a three-member panel of judges of the U.S. Court of Appeals for the Second Circuit denied the Consolidated Appeal. However, on June 29, 2004, the Chilean Defendants filed a timely petition for rehearing and/or for rehearing en banc, pursuant to which the three-member panel's recent decision on the Consolidated Appeal will be reviewed by more than twenty judges comprising the entire U.S. Court of Appeals for the Second Circuit. The Chilean Defendants are also hopeful that, regardless of the ultimate determination of the tortious interference issues under New York law, they may obtain relief from the default judgment, if necessary, from the United States Supreme Court, based upon constitutional principles of due-process in connection with a default judgment in the federal courts.

            OTHER MATTERS

            As of December 31, 2003 there were no other subsequent events other than the legal matter involving State Street Bank and Trust Company described elsewhere herein (see Notes 2(d) and 29 (c.1)).

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

                  The principal methods applied in the preparation of the accompanying consolidated financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

            A)    INFLATION ACCOUNTING

                  The inflation rate in Chile as measured by the Consumer Price Index for the years ended on December 31, 2003, 2002 and 2001 was 1.0%, 3.0% and 3.1%, respectively.

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

                  The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions which have affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP. The effects of price - level restatement under Chilean GAAP are shown in Note 6.

            B)    CAPITALIZED INTEREST

                  Chilean GAAP allow, but do not require, that interest incurred during the period that assets are being constructed or prepared for productive use be capitalized. Interest on construction in progress was capitalized under Chilean GAAP, beginning in 1998. Under US GAAP, such interest must be capitalized and included as part of the cost of qualifying assets under construction. The effects on 2001, 2002 and 2003 net income of the capitalization and the related amortization of interest that was capitalized in prior periods for US GAAP purposes are shown under paragraph 1.n) below.

            C)    DEFERRED INCOME TAXES

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

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            C)    DEFERRED INCOME TAXES (continued)

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

                  Deferred income tax amounts determined under Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in 1999 and previous years, and the deferred tax effects of other adjustments to reconcile to US GAAP in 2003 and previous years. The effects are included under paragraph 1.n) below.

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

                  Tax loss carryforwards of Hipermarc (Argentine subsidiary) have a five-year limit. In 1998, the Company recorded a valuation allowance to reduce the proportion of the deferred tax asset it did not expect to recover, During 1999, the entire tax loss carryforward of the Argentine subsidiary was realized, mainly due to the gain on the sale of its Supermarket business. Tax losses arising in 2001 expire in 2005 and the related deferred tax asset as of December 31, 2003 has been fully reserved.

                  Deferred tax benefits to be realized or to be realized from the utilization of tax loss carryforwards of affiliates under common control, which have been transferred to the Company, are presented as a capital contribution, as shown under paragraph 1.j).

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            D)    GOODWILL

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

                  In addition, under US GAAP, business combinations involving companies that are not under common control are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. Deferred tax assets and liabilities recognized for the tax effects of differences between the assigned values and the tax bases of identifiable assets acquired and liabilities assumed affect the amount of goodwill recognized in the transaction. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is recorded as goodwill to be amortized over a period not greater than 40 years. Effective January 1, 2002, in accordance with the provisions at SFAS 142, goodwill is no longer amortized but rather tested at least annually for impairment. The Company applied SFAS No. 142 on January 1, 2002 and 2003 applied the impairment test on goodwill resulting from the 1999 acquisition of an additional interest in its Argentinean subsidiary (under US GAAP). The impairment testing resulted in no adjustment for impairment.

            E)    INVESTMENT IN RELATED COMPANIES AND NEGATIVE GOODWILL

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

            F)    MANDATORY DIVIDEND

                  As required by the Chilean Companies Act, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders' Meeting, a publicly traded company must distribute a cash dividend in an amount equal to at least 30% of the company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the dividend out of each year's net income is a legal requirement in Chile, an accrual is made for US GAAP purposes to recognize the dividend obligation under Chilean law and the related decrease in Shareholders' equity at December 31, 2003.

                  The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income tax paid (16.5%).

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            G) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

                  For US GAAP purposes, the Company accounts for long-lived assets in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some of the events and circumstances that may trigger an impairment review include, decrease in the market value Mercado caused by the elapse of time or normal wear, changes in the economic or market activity, changes in the return interest rates of the assets, etc. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

            H)    REPURCHASE OF PROPERTY, PLANT AND EQUIPMENT FROM RELATED
                  COMPANIES

                  In 2003 and previous years, the Company repurchased certain property and equipment that had been previously sold to related companies, at a price higher than the original cost of the assets,. The adjustment to equity, net of the related depreciation recorded under Chilean GAAP, to reverse the excess purchase price and the adjustment to income to reverse the related depreciation expense are shown under paragraph 1.n) below.

            I)    PURCHASE OF TAX LOSS CARRYFORWARDS FROM RELATED PARTIES

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

            J)    TRANSLATION OF FOREIGN OPERATIONS

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

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            J)    TRANSLATION OF FOREIGN OPERATIONS (Continued)

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

                  The 2003 and 2002 adjustments recorded in shareholders' equity in paragraph 1.n) below adjust the investment balances for the aforementioned differences.

            K)    CAPITALIZED COST OF COMPUTER SOFTWARE DEVELOPED FOR INTERNAL
                  USE

                  Chilean GAAP do not require that interest cost or salaries for personnel who were directly involved in the development of software for internal use be capitalized. Under US GAAP. such costs must be capitalized and amortized over the useful life of the asset. The effects of capitalizing such costs and the related amortization are shown under paragraph 1.n) below.

            L)    SALE OF ASSETS TO RELATED COMPANIES

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

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            N)    EFFECTS OF CONFORMING TO US GAAP

            The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding amount under US GAAP.

                                                                                      2001           2002           2003
                                                                                      ----           ----           ----
                                                                                      THCH$          THCH$          THCH$
                                                                                   (RESTATED)
      Net profit (loss) as reported in accordance with Chilean GAAP                   401,027     (1,615,806)    (4,249,357)

      Adjustment ordered by the Supervision of Values and Insurances (Chile)       (2,523,445)             -              -
                                                                                  -----------    -----------    -----------

      Net loss as restated in accordance with Chilean GAAP adjustment              (2,122,418)     1,615,806)    (4,249,357)

      Capitalized interest, net (paragraph, 1 c)                                      (15,180)       (15,174)       (13,796)
      Adjustment for deferred tax provision (loss)                                 (2,033,089)      (859,391)      (599,326)
      Adjustment for business combinations with
       companies under common control (Paragraph, 1 e)                                872,985      1,223,118      2,069,892
      Reversal of amortization of  negative goodwill (Paragraph, 1 f)                     (56)        (4,788)      (814,816)
      Reversal of depreciation of fixed assets
       purchased from related companies (Paragraph, 1 i)                               18,346         12,591        (38,608)
      Reversal of loss (gain) on sale of fixed assets to related
       companies under common control (Paragraph, l m)                              3,428,224      1,026,826       (434,784)
      Capitalized computer software costs (Paragraph, l l)                            (11,398)       (11,398)       (11,397)
      Others                                                                                -        (67,738)             -
                                                                                  -----------    -----------    -----------

      Net income (loss) in accordance with US GAAP                                    137,414       (311,760)    (4,092,192)
                                                                                  -----------    -----------    -----------

      Other comprehensive income:
      Change in unrealized gain/loss of securities available for sale,
      net of tax (Paragraph, 1 b)                                                       2,348      1,283,192              -
      Translation adjustment (Paragraph, 1 k)                                         487,664              -     (6,705,291)
                                                                                  -----------    -----------    -----------

      Comprehensive income (loss) in accordance with US GAAP                          627,426        971,432    (10,797,483)
                                                                                  ===========    ===========    ===========

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            N)    EFFECTS OF CONFORMING TO US GAAP (Continued)

                  The following is a reconciliation of shareholders' equity under Chilean GAAP and the corresponding amount under US GAAP,

                                                                                             2002            2003
                                                                                             ----            ----
                                                                                             THCH$           THCH$
                  Shareholders' equity in accordance with Chilean GAAP                    108,901,183      97,946,534
                  Adjustment ordered by the Supervision of Values and
                  Insurances (Chile)                                                                -               -
                                                                                         ------------    ------------

                  Shareholders' equity in accordance with Chilean GAAP
                  adjustment                                                              108,901,185      97,946,534

                  Capitalized interest, net (Paragraph, 1 c)                                  864,198         850,402
                  Adjustment for deferred taxes (Paragraph,1 d)                             1,283,086         683,760
                  Adjustment for business combination with companies under
                  common control (Paragraph, 1 e)                                           8,017,966      10,049,250
                  Reversal of sale of fixed assets
                   to  related companies (Paragraph, 1 m)                                  10,330,752      13,950,002
                  Payment to shareholders of excess purchase price
                  of company over accounting value (Paragraph, 1 e)                       (10,875,922)    (10,875,922)
                  Reversal of negative goodwill (Paragraph, 1 f)                             (122,510)       (937,326)
                  Additional goodwill on acquisition (Paragraph,1 e)                          290,015         290,015
                  Adjustment for excess of book value of net assets over
                  purchase price (Paragraph 1 f)                                              326,186         326,186
                  Market value adjustment for available-for-sale securities, net of
                  deferred taxes (Paragraph, 1 b)                                               1,982           1,982
                  Payment to shareholders for excess purchase price over original
                  cost of repurchased assets (paragraph 1 i)                              (27,723,113)    (27,723,113)
                  Minority interest of subsidiaries (paragraph 1 k)                           294,477         294,477
                  Tax loss carryforward acquired from related parties (Paragraph, 1 j)      2,361,957       2,361,957
                  SFAS 52 conversion of Hipermarc (Paragraph, 1 k)                           (393,653)       (393,653)
                  Mandatory dividend (Paragraph, 1 g)                                               -               -
                  Capitalized computer software cost (Paragraph, 1 l)                         102,583          91,186
                  Others                                                                      (67,914)        (67,914)
                                                                                         ------------    ------------

                  Shareholders' equity in accordance with US GAAP                          93,591,273      86,847,823
                                                                                         ============    ============

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            2,    ADDITIONAL DISCLOSURE REQUIREMENTS

                  The following information disclosure is not generally required for filing in the financial statements under Chilean accounting principles, but is required under US GAAP.

            A)    NATURE OF OPERATIONS AND CONCENTRATIONS OF ECONOMIC RISK

                  The Company is one of the largest operators of supermarkets in Chile in terms of net sales, Through 1999, the Company also owned a supermarket chain in Argentina. In July of 1999, the Company sold its supermarket operations to an unrelated entity.

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

                  In the past years the supermarket industry has been increasingly challenged by more competition (both domestic and international) and by the incorporation of more selling points. Price pressures, decreases in personal disposable income and the Company's decision to remain competitive forced it to reduce selling prices.

                  Although inflation in Chile has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations.

                  As of December 31, 2003, Unimarc is a 57.16% owned subsidiary of Alimentos Nacionales S.A..

                  Approximately 11% of the Company's employees are covered by collective bargaining agreements.

                  SUBSIDIARY SUPERMERCADOS HIPERMARC S,A

                  For three years now the economy in Argentina has been progressively decreasing its level of activity, and this has become more dramatic during year 2001 causing a deterioration in the domestic markets. During the second half of 2001, a dramatic increase was evidenced in the interest rates required by the investors in debt instruments of the Argentinean Government, the quotations of said titles decreased significantly and the financial system evidenced a decrease in the level of deposits and the restriction of the access to foreign loans,.

                  In order to revert the above-described situation, the Government has faced the restructuring of the public national and provincial debt through the negotiation with the holders of bonds of a voluntary exchange of debt, which anticipates a substantial decrease in the interest rate as a consequence of the furnishing as a guarantee of the future tax collection. During the course of this process, the Government has suspended the payments of principal and interest, In the fist week of December 2001, additional measures were put into practice on the financial system, restricting the free availability of the deposits in banks and transfers overseas, By the end of 2001, the situation triggered important political changes at the highest levels of the government.

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            A) NATURE OF OPERATIONS AND CONCENTRATIONS OF ECONOMIC RISK (Continued)

                  In the first days of January 2002, a law was enacted by virtue of which the Argentinean Peso has been devaluated by approximately 29% (new exchange rate 1 peso = 0,71 dollar) for commercial operations, with the rest of the transactions, essentially those of a financial nature, being subject to a market of free exchange rate. During the first days of February 2002, the Executive published a decree whereby it established the conversion into pesos of all of the obligations involving the payment of money, regardless the cause or origin, denominated to US dollars or other foreign currencies, existing as of the date of the enactment of the aforementioned rule, and which had not yet been converted into pesos as a consequence of the decrees' becoming into force, Concurrently, a single exchange market was established applicable to all types of transactions regardless their origin.

                  As of the date of issuance of these financial statements, the parity of the Argentinean Peso to the U.S. Dollar amounts to $ 2,94 ( $ 201.97 Chilean pesos), which represents a decrease of $ 1,24 Argentinean pesos per dollar ( $183.2 ) as of December 31, 2001. This decrease in the exchange rate has a direct effect over the accounts receivable kept by the parent company with its affiliate company Supermercados Hipermarc S,A.

                  As per what is provided through Circular Official Letter No. 81 dated January 22, 2002, issued by the Superintendency of Securities and Insurance of Chile, the information included in these financial statements and other related documents, contains the impact derived from the situation previously described.

            B)    EARNINGS PER SHARE

                                                                                          2001         2002          2003
                                                                                          ----         ----          ----
                                                                                          THCH$        THCH$         THCH$
                  Net income (loss) available to
                  holders of ordinary shares                                              137,414     (311,761)   (4,092,192)
                      Goodwill amortization under US GAAP                                 390,725            -             -
                                                                                       ----------   ----------    ----------
                  Adjusted net income under US GGAP                                       528,139     (311,761)   (4,092,192)

                  Basic earnings (loss) per share:
                      Reported net income (loss)                                             0.11        (0.24)        (3.24)
                  Add back:
                      Goodwill amortization                                                  0.31            -             -
                                                                                       ----------   ----------    ----------
                  Adjusted net income (loss)                                                 0.42        (0.24)        (3.24)

                  Weighted average number of ordinary shares outstanding (000's)        1,261,850    1,261,850     1,261,850

                  The earnings (loss) per share data shown above are determined by dividing net income for US GAAP purposes by the weighted average number of common shares outstanding during each year, The Company's common stock has no par value.

            C)    FAIR MARKET VALUE DISCLOSURES

                  US GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method. The estimated fair values of the Company's financial instruments approximate their carrying amount, The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                  o Cash and cash equivalents, trade accounts receivable and payable, notes receivable, other accounts receivable, short-term amounts due to/from affiliates, short-term borrowings, other accounts payable and investments other than marketable securities: the carrying amounts approximate fair value because of the short maturity of these instruments.

                  o Marketable securities: the fair values of marketable securities are based on quoted market prices at the balance sheet date for those or similar investments.

                  o Long-term debt, notes payable, accounts payable to related companies and other accounts payable: the fair value of the Company's fixed rate debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities, which approximate the average rate currently paid by the Company. The carrying amount of the Company's variable rate debt approximates their fair value.

            D) STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP

                  As of December 31, 2002 and 2003, entries in shareholders' equity under US GAAP consisted of:

                                                                                            2002           2003
                                                                                            ----           ----
                                                                                            THCH$          THCH$
            Opening shareholders' equity at January 1, as previously
            reported for 2001 and 2002                                                   88,075,065     93,591,275

            Adjustment of equity value of Argentine subsidiary (Paragraph, 1 k)           1,283,192     (6,705,291)

            Payment from shareholders' for excess of purchase
             price over historical cost of repurchased assets (Paragraph, 1 i)               29,400              -

            Sale of assets to related companies (Paragraph, 1 m)                          4,515,320      4,054,031

            Net income loss in accordance with
            US GAAP (Paragraph, 1 m)                                                       (311,702)    (4,092,192)
                                                                                        -----------    -----------

            Closing shareholders' equity
            as of December 31, 2002 and 2003                                             93,591,275     86,847,823
                                                                                        ===========    ===========

            E)    INCOME TAX

                  The provision for income tax is calculated on an accrual basis in accordance with Chilean and Argentine tax legislation, Each company files a separate tax return, In Chile, the corporate tax rate is 16.5% and certain disallowed expenses not considered essential to the business are taxed at 35%, In Argentina, the corporate tax rate is 35%.

                  Under Chilean Tax regulations, tax losses incurred by a company in any year must first be carried back to recover taxes previously paid, if any, on a first-in, first-out basis, Any remaining tax losses can be carried forward without limitation, As of December 31, 2003, the Company and its Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 44,645,465 which do not have an expiration date, As of that date, the Company's Argentine subsidiary had tax loss carryforwards amounting to ThCh$ 220,057, which expire in 2006.

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            E)    INCOME TAX (Continued)

            Income tax expense (benefit) for the years ended December 31, 2001, 2002 and 2003 were as follows:

                                                                   2001          2002          2003
                                                                   ----          ----          ----
                                                                   THCH$         THCH$         THCH$
            Deferred income tax expense (benefit)
              under Chilean GAAP                                (2,763,579)   (5,647,668)   (1,382,473)
            Additional deferred income tax expense
              (benefit) under U,S, GAAP                          2,033,089       859,391       599,326
                                                                ----------    ----------    ----------
            Deferred income tax expense (benefit) under
              U,S, GAAP                                           (730,490)   (4,788,277)     (783,147)
            Current income tax expense                                   -             -             -
                                                                ----------    ----------    ----------
             Total income tax expense (benefit)
             under US GAAP                                        (730,490)   (4,788,277)     (783,147)
                                                                ==========    ==========    ==========

            Deferred income tax assets (liabilities) under US GAAP are summarized as follows:

                                                                                  2002           2003
                                                                                  ----           ----
                                                                                  THCH$          THCH$
            Depreciation                                                       (1,300,192)    (1,843,484)
            Capitalized interest                                                 (144,347)      (143,470)
            Marketable securities at market value                                       -              -
            Other assets                                                          (81,890)      (107,713)
                                                                              -----------    -----------

            Gross deferred income tax liabilities                              (1,526,429)    (2,094,667)
                                                                              -----------    -----------

            Accrued vacation                                                      (35,491)       (34,894)
            Allowance for bad debt                                                122,096        141,074
            Benefit of tax loss carryforward                                    8,364,399      9,909,397
            Capital leases                                                         11,397          5,577
            Labor litigation                                                          772            771
            Deferred income                                                       394,613        394,130
            Other provisions                                                       50,584         50,977
            Difference in basis of property, and equipment                      1,762,486      1,154,893
                                                                              -----------    -----------

            Gross deferred income tax assets                                   10,670,856     11,621,925

            Valuation allowance                                                  (472,079)       (71,764)
                                                                              -----------    -----------

            Subtotal                                                           10,198,777     11,550,161
                                                                              -----------    -----------

            Net deferred income tax assets                                      8,672,348      9,455,494
                                                                              ===========    ===========

            Net deferred income tax liabilities under Chilean GAAP              7,389,262      6,419,467

            Additional net deferred income tax assets under US GAAP             1,283,086      3,036,027
                                                                              -----------    -----------

            Total net deferred income tax assets  as indicated above            8,672,348      9,455,494
                                                                              ===========    ===========

NOTE 40- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            E)    INCOME TAX (Continued)

                  The valuation allowance for deferred tax as of December 31, 2002 was ThCh$ 71,764. The net change in the total valuation allowance for the years ended on December 31, 2001 was an increase of ThCh$ 472,079.

                  The increase in the valuation allowance is due to lower expectations of realizability of tax loss carryforwards generated by certain Chilean subsidiaries of the Company. The change in estimate is mainly due to the current economic environment in Chile, the operating performance of those subsidiaries, and the enactment of a new law that imposes additional restrictions to the transfer of tax losses among entities, related or not. Also, tax losses generated in 2001 by Hipermac in Argentina have been fully reserved because the subsidiary is not expected to generate enough taxable income prior to the expiration of the net operating loss carryforwards in 2005. In assessing the realizability of deferred tax assets, management considerers whether it is more likely than some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize deferred tax asset, the Company will need to generate future taxable income of approximately ThCh$ 7,710,626 in future years. The net operating loss carryforwards do not expire in Chile. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

            F)    LEASE COMMITMENTS

                  CAPITAL LEASES

                  As explained in paragraph 1 above, the Company has acquired certain assets, principally buildings, machinery and equipment, through capital leases.

                  Future minimum lease payments at December 31, 2002 were as follows:

                                                                    THCH$
                                                                    -----
                  DECEMBER 31,
                  2004                                            1,973,351
                  2005                                            1,858,569
                  2006                                            1,803,663
                  2007                                            1,803,663
                  2008                                            1,803,663
                  Thereafter                                     26,790,911
                                                                -----------

                  Total future minimum lease payments            36,033,820
                  Less : Unearned Interest                      (16,748,199)
                                                                -----------

                  Present value of lease payments                19,285,621
                                                                ===========

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            OPERATING LEASES

            The Company leases 11 of its retail outlets in Chile under lease agreements with remaining terms of 12 to 20 years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1.5% to 2% with guaranteed minimum lease payments, Minimum future lease payments are as follows:

                                                                     THCH$
                                                                     -----

            2004                                                   1,467,601
            2005                                                     527,139
            2006                                                     525,766
            2007                                                     528,017
            2008                                                     528,017
            Thereafter                                             2,812,454
                                                                ------------

            Total                                                  6,388,994
                                                                ============

            Lease expense was ThCh$ 1,973,789 and ThCh$ 1,991,402 for the years ended December 31, 2003 and 2002, respectively.

            G)    ADDITIONAL CASH FLOW DISCLOSURES

                  Non-monetary transactions amounted to ThCh$ 0, ThCh$ 0 and ThCh$ 419,796 in property and equipment acquired through capital leases in 2003, 2002 and 2001, respectively.

                  Cash paid for income taxes was ThCh$ 0, ThCh$ 0 and ThCh$ 43,921 in 2003, 2002 and 2001, respectively.

            H)    POST-EMPLOYMENT AND POST-RETIREMENT BENEFITS

                  The Company has no post-employment or post-retirement obligations to its employees, and accordingly, has no need to record any obligations in accordance with either Statement of Financial Accounting Standard No, 106 "Employers' Accounting for Retirement Benefits Other than Pensions", Statement of Financial Accounting Standard No, 112 "Employers' Accounting for Post employment Benefits", or Statement of Financial Accounting Standard No, 132 "Employers' Disclosures about Pensions and Other Postretirement Penefits".

            I)    SEGMENT INFORMATION

                  Statement of Financial Accounting Standard No, 131, "Disclosures about Segments of an Enterprise and Related Information" requires that segment information be disclosed using a management approach, Under this pronouncement, segments are determined using the information that the chief operating decision makers use to manage the business.

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

                  Operating income is total revenue less operating expenses, which include cost of sales and selling and administrative expenses, In computing operating income, none of the following items has been added or deducted: net interest expense, price-level restatement, other income and expenses, minority interest and income taxes.

                  Identifiable assets by segment are those that are used in the operations in each segment, as reported to the chief operating decision makers of the Company.

                  Segment information under US GAAP is presented below:

                                                                                              TOTAL
                                                            ARGENTINA         CHILE       CONSOLIDATED
                                                            ---------         -----       ------------
                  DECEMBER 31, 2003:                          THCH$           THCH$           THCH$
                  Net sales                                 1,033,647     126,510,319     127,543,966
                  Rental income                                 5,440               -           5,440
                  Operating loss) (1)                      (1,005,595)     (3,634,327)     (4,639,922)
                  Identifiable assets                      53,455,551     100,313,845     153,769,396
                  Depreciation and amortization             1,586,507       4,254,699       5,841,206
                  Capital expenditures                     27,564,934      59,282,889      86,847,823


                                                                                              TOTAL
                                                            ARGENTINA         CHILE       CONSOLIDATED
                                                            ---------         -----       ------------
                  DECEMBER 31, 2002:                          THCH$           THCH$           THCH$
                  Net sales                                   653,837     122,913,155     123,566,992
                  Rental income                               591,875               -         591,875
                  Operating income (1)                     (1,676,944)     (5,885,427)     (7,562,371)
                  Identifiable assets                      56,803,227      87,786,153     144,589,380
                  Depreciation and amortization             1,945,140       4,879,950       6,825,090
                  Capital expenditures                      1,205,110          51,669       1,256,779

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            I)    SEGMENT INFORMATION (Continued)

                                                                                              TOTAL
                                                            ARGENTINA         CHILE       CONSOLIDATED
                                                            ---------         -----       ------------
                  DECEMBER 31, 2001:                          THCH$           THCH$           THCH$
                  Net sales                                 4,780,909     148,070,543     152,851,452
                  Rental income                             1,527,902               -       1,527,902
                  Operating income (loss) (1)               1,212,624       3,740,715       4,953,339
                  Identifiable assets                      55,119,647      94,087,542     149,207,189
                  Depreciation and amortization             1,805,454       4,207,628       6,013,082
                  Capital expenditures                      2,724,712      11,720,266      14,444,978

                  (I) Net sales minus cost of sales and selling, general and administrative expenses.

            J)    ADVERTISING COSTS

                  The Company expenses advertising as incurred, The costs for the years ended December 31, 2002, 2001 and 2000 were ThCh$ 1,974,525 and ThCh$ 1,258,380, and ThCh$ 1,195,544,
                  respectively.

            K)    CLASSIFICATION OF INCOME AND EXPENSES

                  Under Chilean GAAP the following income and expenses arising during the years 2002 and 2003 are classified as non-operating income and expenses whereas under U.S. GAAP they would be classified as operating income and expenses:

                                                         2002        2003
                                                         ----        ----
                                                         THCH$       THCH$

                  Rental income                           7,206       3,040
                  Penalties                              29,017       5,608
                                                      ---------   ---------

                  Total                                  36,223       8,648
                                                      =========   =========

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            L)    PREEMPTIVE RIGHTS

                  The Chilean Companies Act requires a Chilean company to grant preemptive rights to all of its existing shareholders to purchase a sufficient number of shares to maintain their existing percentage of ownership of such company whenever the company issues new shares for cash, Under this requirement any preemptive rights in connection with any future issuance of shares of common stock for cash will be offered to the registered owners of the common stock underlying the ADRs. However, the holders of ADRs are not entitled to exercise their preemptive rights unless a registration statement under the United States Securities Act is effective with respect to these rights and shares of common stock or an exemption from the registration requirements thereunder is available, In addition, a Central Bank ruling issued in 1995 effectively makes it impracticable for ADR holders to participate in preemptive rights offerings, In accordance with such ruling, ADR holders may exercise their preemptive rights and thus convert the newly acquired shares into ADRs being offered through the preemptive rights offering only if the company issuing such shares has entered into a new Foreign Investment Contract, as defined, with the Central Bank in order to cover the newly issued shares under the benefits of Chapter XXVI, also as defined.

                  The Company's Management intends to evaluate at the time of any preemptive rights offering the practicability under Chilean law and Central Bank regulations of making such rights available to ADR holders, the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, No assurance can be given that any registration statement would be filed.

            M)    INTANGIBLES

                  As of December 2002 and 2003 this account is made up mainly by trade marks and acquired rights from Hipermarc, Interagro S,A, and Supermercados Unimarc S,A, (related companies) which are not amortized.


                                                             2002        2003
                                                             ----        ----
                             DETAIL                          MCH$        MCH$

                  Trade marks                                 7,665      10,431
                  Goodwill                                  383,086      19,942
                                                          ---------   ---------

                  Total                                     390,751      30,373
                                                          =========   =========

NOTE 41- DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

            3.    RECENT ACCOUNTING PRONOUNCEMENTS

                  During April 2003, the FASB issued Statement of Financial Accounting Standards No, 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have any impact on our operating results or financial position as the Company does not have any derivative instruments that are affected by SFAS 149 at this time.

                  During May 2003, the FASB issued Statement of Financial Accounting Standards No, 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position, Previously, many of those financial instruments were classified as equity, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have an impact on its financial position or results of operations.