Form 20-F
period 2006-12-31
UNIMARC SUPERMARKETS INC
filed 2007-09-25
CIK 1036510

As filed with the Securities and Exchange Commission on September 25, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
__________________________________________________

FORM 20-F
__________________________________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number:  1-14616
__________________________________________________

SUPERMERCADOS UNIMARC S.A.
(Exact name of Registrant as specified in its charter)

UNIMARC SUPERMARKETS INC.
(Translation of Registrant’s name into English)

__________________________________________________

REPUBLIC OF CHILE
(Jurisdiction of incorporation or organization)

Avenida Presidente Eduardo Frei Montalva 1380
Santiago, Chile
011-56-2-687-7000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
701,536 American depositary shares (evidenced by American depositary receipts) each representing 50 shares of common stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2006:
1,261,849,619 Shares of Common Stock
__________________________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐    Accelerated filer   ☐   Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐   Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐   No  ☒

PRESENTATION OF INFORMATION

Supermercados Unimarc S.A. is a publicly held open stock corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile.  We completed our initial public offering of American Depositary Shares, or ADSs, representing our shares of common stock, and registered our ADSs on the New York Stock Exchange under the symbol “UNR”, in 1997.  The NYSE suspended the listing of our ADSs on April 2, 2003 on the grounds that the average closing price of our ADSs had been less than U.S.$1.00 over a consecutive 30-day trading period, and we were unable to cure this non-compliance within the deadline prescribed by the NYSE.  Our shares of common stock are registered in Chile with (1) the Bolsa de Comercio de Santiago, (2) the Bolsa Electronica de Chile and (3) the Bolsa de Corredores - Bolsa de Valores de Valparaiso.  We refer to the Bolsa de Comercio de Santiago, the Bolsa Electronica de Chile and the Bolsa de Corredores - Bolsa de Valores de Valparaiso, as the “Chilean stock exchanges”.  We are registered with the Superintendencia de Valores y Seguros de Chile.  We are subject to the rules and regulations applicable to publicly held corporations in Chile and to the rules and regulations of the U.S. Securities and Exchange Commission, or the Commission.  All of our directors and officers and certain experts named in this annual report reside outside the United States, principally in Chile and Argentina.

In this annual report (1) references to “U.S. dollars”, “U.S. Dollars”, “dollars”, “$”, U.S.$ or “U.S.$” are to U.S. dollars, the legal currency of the United States; (2) references to “pesos”, “Chilean pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; (3) references to “Argentine pesos” or “A$” are to Argentine pesos, the legal currency of Argentina; (4) references to “euros” or “€” are to euros, the legal currency of the European Union, and (5) references to “DM” are to German marks, the legal currency of Germany prior to the adoption of the euro.  Certain figures contained in this annual report may not add to totals due to rounding.  Unless the context requires otherwise, the terms “Unimarc”, “we”, “our” and “us” refer to Supermercados Unimarc S.A., together with its consolidated subsidiaries.

The terms below have the following meanings in this annual report:

•
 “supermarket” means a retail store that sells different foodstuff and household items (stock keeping units or “SKUs”) and that has three or more checkout counters.  This definition is consistent with the definition of “supermarket” used by the Chilean Instituto Nacional de Estadisticas, the “Chilean National Institute of Statistics”, or the “INE”;

•	“supermarket chain” means two or more supermarkets that are under the same ownership; and

•	one “meter” equals to 3.2808 feet or 1.0936 yards and one square meter equals 10.7639 square feet.

Chile is divided into political subdivisions, each referred to as a “region”.  Regions are designated using Roman numbers (i.e., I-XV), except for the region which encompasses the capital of Chile, Santiago, which is known as the metropolitan region.

Information contained in this annual report with respect to (1) the contribution of the supermarket industry to the growth of the gross domestic product, or GDP, (2) the population per region, (3) the amounts and percentages of supermarket sales per region, (4) the number of supermarkets per region, and (5) the number of inhabitants per supermarket was obtained from information made available by the INE and research of the industry, as well as studies conducted by A.C. Nielsen Company.  We obtained additional data from third parties, including both governmental and private entities, and from our own research.  We believe our estimates to be reliable, but we have not confirmed them with independent sources.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, or the Exchange Act.  These statements are based on the current beliefs of our management, as well as on assumptions our management has made based on information regularly available to it.  The words “expect”, “anticipate”, “want”, “plan”, “may”, “believe”, “seek”, “estimate” and similar expressions identify some of these forward-looking statements.  Forward-looking statements appear throughout this annual report, including, without limitation, under “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review”.  These forward-looking statements relate, among other things, to:

•	our business model,

•	our strategy,

•	our plans and timing for the introduction or enhancement of our services and products,

•	our proposed acquisitions and

•	our plans for entering into strategic relationships as well as other expectations, intentions and plans other than historical facts.

Forward-looking statements involve inherent risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed by or implicit in such forward-looking statements, including, but not limited to, changes in technology and changes in the supermarket industry.  If our management’s assumptions prove incorrect, actual results may vary both materially and adversely from those anticipated or projected.  Accordingly, we may not assure you that forward-looking statements will be realized.  You are cautioned not to place undue reliance on forward-looking statements, as they refer only to their respective dates.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

Before 1989, Chilean law permitted the purchase and sale of foreign exchange only in the events specifically authorized by Banco Central de Chile, or the Central Bank.  The Central Bank Act of 1989, (Ley Organica Constitucional del Banco Central de Chile No. 18,840) liberalized the rules that govern the ability to buy and sell foreign currencies.  Under this Central Bank Act, the Central Bank may require that certain types of purchases and sales of foreign currencies, as specified in the law, be carried out in the “Formal Exchange Market” (mercado cambiario formal).  The Central Bank also determines which banks or other entities are authorized to engage in currency transactions in the formal exchange market.  The translation of pesos into U.S. dollars of all payments and distributions by us, with respect to the ADSs, must be transacted at the “spot” market rate in the formal exchange market.

The reference exchange rate for the Formal Exchange Market is reset daily by the Chilean Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the euro and the Japanese yen. The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Chilean Central Bank.

Parities in these international markets are those determined by the Central Bank in its sole discretion based on information furnished to it by Reuters or Bloomberg, or otherwise through direct consultation with first class international banks.

The Central Bank publishes the value of the reference exchange rate before 10:00 AM on each banking day.

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

 Purchases and sales of foreign currencies which may be affected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  At December 31, 2006, the average exchange rate in the Informal Exchange Market was approximately the same as the published observed exchange rate for such date, of Ch$532.39 per US$1.00.  On September 20, 2007, the Chilean peso/U.S. dollar exchange rate was Ch$514.29 per U.S. dollar.

The table below shows the highest annual value, the lowest annual value, the average annual value, and the value at the end of the period for the observed exchange rate for U.S. dollars, beginning in 2002, as reported by the Central Bank.

Year ended as of December 31,	High	Low	Average	Period End
2002	756.56	641.75	688.94	718.61
2003	758.21	593.10	691.40	593.80
2004	649.45	557.40	609.55	557.40
2005	592.75	509.70	559.86	512.50
2006	549.63	511.44	530.26	532.39
March 2007	541.95	535.36	538.49	539.21
April 2007	539.69	527.08	532.30	525.96
May 2007	527.52	517.64	522.02	525.10
June 2007	529.78	524.10	526.80	526.86
July 2007	525.56	513.00	519.52	521.17
August 2007	528.37	518.19	523.02	523.25

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The table below shows our selected consolidated financial and operating information as of the dates and for each of the periods indicated.  You should read the information for the years ended December 31, 2004, 2005 and 2006 in conjunction with, and it is qualified in its entirety by, reference to our audited consolidated financial statements, included elsewhere in this annual report.  Our audited consolidated financial statements were prepared in accordance with Chilean generally accepted accounting principles, or Chilean GAAP, which differs in certain important respects from U.S. generally accepted accounting principles, or U.S. GAAP.  Note 38 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net loss and total shareholders’ equity reported under Chilean GAAP at December 31, 2004, 2005 and 2006.

As required by Chilean GAAP, our financial statements have been restated to reflect the effect of variations in the purchasing power of the Chilean peso due to inflation.  These changes are based on the Chilean consumer price index, or CPI, as measured between December 1 and November 30 of each year.  The financial information for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006 has been expressed in Chilean pesos as of December 31, 2006. See “Item 5. Operating and Financial Review”.

For your convenience, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified exchange rates.  Since the Federal Reserve Bank of New York does not report an exchange rate for the purchase of Chilean pesos, we made these translations using the observed dollar exchange rate as reported by the Central Bank at December 31, 2006, which was Ch$532.39 per U.S. dollar.  You should not construe any translations of Chilean pesos into U.S. dollars included in this annual report as a representation that the amounts in pesos actually represent the amounts translated into dollars.  Additionally, you should not construe any such translations as a representation that the amounts in pesos have been, could have been or may be translated into dollars at that or any other exchange rate.  See “Exchange Rates”.

INCOME STATEMENT DATA:

	For the years ended December 31,
	2002	2003	2004	2005	2006	2006 (1)
	(in millions of constant Ch$ and millions of U.S.$ as of December 31, 2006) (2)
Chilean GAAP:
Net Sales	133,972	138,283	126,343	112,509	118,091	221.8
Cost of sales	(105,765)	(108,890)	(98,586)	(85,055)	(89,266)	(167.7)
Gross profit	28,207	29,393	27,757	27,453	28,825	54.1
Adm. and selling expenses	(36,300)	(34,344)	(32,319)	(31,644)	(32,261)	(60.6)
Operating income (loss)	(8,093)	(4,951)	(4,562)	(4,190)	(3,436)	(6.5)
Non operating income	2,758	1,534	1,730	456	437	0.8
Non operating expense	(7,797)	(5,999)	(6,378)	(4,717)	(4,124)	(7.7)
Price level restatement	5,248	2,422	55	300	207	0.4
Income taxes	6,123	1,499	1,623	(151)	(998)	(1.9)
Minority interest	5	5	2	3	4	0.0
Net income (loss)	(1,752)	(4,607)	(7,526)	(8,294)	(7,905)	(14.8)
Net Income (loss) per share (3)	(0.13)	(0.36)	(0.35)	(0.64)	(0.63)	(0.00)
Net Income (loss) per ADS (3)	(6.86)	(18.05)	(17.42)	(32.35)	(31.32)	(0.06)
Dividends per share (Historical)	0	0	0	0	0	0
Weighted average shares outstanding (000s)	1,261,850	1,261,850	1,261,850	1,261,850	1,261,850	1,261,850

U.S. GAAP:
Net sales	133,972	133,848	120,575	109,950	115,019	214.4
Cost of sales	(105,766)	(104,455)	(92,818)	(82,497)	(86,194)	(160.7)
Gross profit	28,206	29,393	27,757	27,453	28,825	53.7
Administrative and selling expenses	(36,405)	(34,424)	(32,405)	(31,705)	(32,398)	(60.4)
Operating income	(8,199)	(5,031)	(4,648)	(4,252)	(3,573)	(6.7)
Non operating income	3,884	1,533	1,729	335	437	0.8
Non operating expense	(6,468)	(4,215)	(5,540)	(3,464)	(28,562)	(53.6)
Price level restatement	5,248	2,423	55	300	207	0.4
Income taxes	5,191	849	383	(1,831)	3.369	6.3
Minority interest	5	5	2	3	4	0.0
Net income (loss)	(339)	(4,436)	(8,019)	(8,909)	(28,118)	(52.8)
Net Income (loss) per share	(0.26)	0.34	(0.62)	(0.69)	(2.23)	(0.00)
Net Income (loss) per ADS	(5.42)	(17.21)	(31.12)	(34.60)	(111.42)	(0.21)
Weighted average shares outstanding (000s)	1,261,850	1,261,850	1,261,850	1,261,850	1,261,850	1,261,850
_____________________________
(1)	Unaudited Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$536.39 per U.S. dollar, the Observed Exchange Rate on December 31, 2006.
(2)	Except ratios, shares outstanding, per share, per ADS and operating data.
(3)	In pesos and dollars not in millions. We calculated net income per share and per ADS based on the weighted average number of shares of common stock outstanding during the relevant period.

BALANCE SHEET DATA:
	For the years ended December 31,
	2002	2003	2004	2005	2006	2006 (1)
	(in millions of constant Ch$ and millions of U.S.$ as of December 31, 2006) (2)
Chilean GAAP:
Total current assets	23,816	27,711	26,600	17,821	17,550	33.0
Net property, plant and equipment	165,034	142,061	132,848	112,466	109,433	205.6
Total assets	218,074	195,514	184,730	157,622	150,065	281.9
Short term debt (3)	26,948	10,143	8,393	5,397	7,669	14.4
Long term debt	9,144	18,726	14,628	9,841	4,106	7.7
Total shareholders’ equity	118,070	106,194	96,152	84,725	77,240	145.1

U.S. GAAP:
Total current assets	23,865	27,709	26,600	17,683	22,516	42.3
Net property, plant and equipment	156,701	137,590	127,581	107,263	104,176	195.7
Total assets	203,314	185,984	169,965	139,673	142,741	268.1
Short term debt (3)	26,948	10,142	8,393	5,397	7,669	14.4
Long term debt	9,144	18,726	14,627	9,840	4,106	7.7
Total shareholders’ equity	101,473	94,161	78,760	66,936	39,237	73.7

OTHER FINANCIAL DATA:
	For the years ended December 31,
	2002	2003	2004	2005	2006	2006 (1)
	(in millions of constant Ch$ and millions of U.S.$ as of December 31, 2006) (2)
Other Financial Information (Chilean GAAP):
Capital expenditures	1,361	303	716	412	511	1.0
Depreciation and amortization	8,718	7,688	5,988	5,436	5,193	9.8
Funds from operations (4)	-14,042	-4,822	4,002	4,276	2,224	4.2

Financial Ratios (Chilean GAAP) Unaudited (5):
Gross margin	21.1%	21.3%	21.9%	24.4%	24,4%	24.4%
Operating margin	-6.0%	-3.6%	-3.6%	-3.7%	-2,9%	-2.9%
Net margin	-1.3%	-3.3%	-6.0%	-7.4%	-6,7%	-6.7%
Current ratio	38.3%	59.9%	54.2%	44.4%	37,3%	37.3%
Total debt/total shareholders’ equity	30.6%	27.2%	23.9%	18.0%	22,8%	22.8%

Operating Data (Chilean GAAP) Unaudited:
Number of supermarkets (at end of period)	37	39	42	41	41	41
Number of supermarkets remodeled or expanded (during period)	7	9	8	12	11	11
Total selling space of supermarkets (in square meters at period end)	63,318	63,370	61,428	61,768	61,406	61,406
Average selling space per supermarket (6)	1,712	1,662	1,474	1,480	1,498	1,498
Average sales per supermarket (7)	3,253	3,371	2,986	2,687	2,547	4.78
Total number of employees	3,814	4,022	4,199	4,691	3,440	3,440
(at period end)
Sales (in thousands) per square meters(8)	1,790	2,028	1,899	1,784	1,701	3.2
Sales (in thousands) per employee	27,693	31,711	28,446	23,491	30,362	57.0
_____________________________
(1)	We translated unaudited Chilean peso amounts (except dividends) into U.S. dollars at the rate of Ch$532.39 per U.S. dollar, the Observed Exchange Rate at December 31, 2006.
(2)	Except ratios, shares outstanding, per share, per ADS and operating data.
(3)	Short-term debt consists of short-term obligations with banks plus the current portion of long-term liabilities.
(4)	Funds from operations are equivalent to working capital provided by operations and are applicable only under Chilean GAAP. Funds from operations are not a defined term under U.S. GAAP.
(5)
These ratios, which are expressed as percentages, were calculated as follows:  Gross Margin = (Gross Profit) / (Sales); Operating Margin = (Operating income) / (Sales); Net margin = (Net income) / (Sales); Current Ratio = (Current Assets) / (Current Liabilities).

(6)	Total selling space at the end of each month, divided by the number of open supermarkets at the end of that month, averaged during the year.
(7)	Supermarket net sales for the period divided by the average number of supermarkets at the end of each month during the period.
(8)	Supermarket net sales for the period divided by the average square meters of selling space at the end of each month during the period.

RISK FACTORS

Risks Relating to Unimarc

We are currently involved in various litigation proceedings.

    We are currently involved in various litigation proceedings, some of which have been pending for several years, which could result in unfavorable decisions or financial penalties against us.  We believe that we will continue to be subject to future litigation proceedings, which may be resolved against us and, if so, could have material adverse consequences to our business.  Our financial condition or results from operations could be adversely affected in a material way if certain of these material claims are resolved against us.  See “Item 8. Financial Information — Legal Proceedings”.

We have substantial outstanding liabilities, and we are in default on some of our debt obligations.

Our net sales (1) increased to Ch$118,091 million or 4.96% in 2006, from Ch$112,509 million in 2005 and (2) decrease to Ch$126,343 million or 8.6% in 2004, from Ch$138,283 million in 2003.  Additionally, as of December 31, 2006 (1) our total current assets were Ch$17,550 million, while our total current liabilities were Ch$47,049 million, and (2) our total assets were Ch$150.065 million, while our total liabilities were Ch$72,826 million.  Due to our financial difficulties we have been unable to repay some of our debt, and we have restructured the payment terms of our most important current liabilities.  See “Item 5. Operating and Financial Review” and “Item 13. Defaults, Late Dividends and Delinquencies”.

As of December 31, 2006, our long-term debt totaled Ch$4,106 million, or U.S.$7.7 million, or 2.7% of our total consolidated assets, and principally consisted of five loans to us or to our affiliates from, Banco CorpBanca S.A., or CorpBanca, Banco Kreditanstalt fur Wiederaufbau, or Banco Kreditanstalt, Banco Do Brasil, Banco Supervielle and Banco Santander Santiago S.A.  We have incurred payment defaults in connection with several long-term loans.  See “Item 13. Defaults, Late Dividends and Delinquencies”.

As of December 31, 2006, we also had guaranteed the payment of certain debt incurred by our affiliates.  In 1994 and 1996, a syndicate of financial institutions for whom State Street Bank and Trust Co., or State Street, acted as agent made a U.S.$50.0 million unsecured loan and a U.S.$65.0 million unsecured loan, respectively, to Inverraz.  The payment terms of the 1994 loan were as follows:  (1) principal was payable in semi-annual installments of U.S.$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002; (2) interest was payable semi-annually at a rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%.  The payment terms of the 1996 loan were as follows:  (1) principal was payable in semi-annual installments of U.S.$4,444,445 under the series A tranche of the loan, and semi-annual installments of U.S.$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year; and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

We were one of the guarantors under the 1994 loan.  We were also one of the guarantors under the 1996 loan.  As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our “attributable liability”.  In each loan, our “attributable liability” is adjusted from time to time based on the outstanding balance of such loan.  However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by one of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the loan agreements.  The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

In April 2001, following a default by Inverraz and the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors (including us) and certain other entities claimed to be “loan guarantors” (collectively, the “Chilean Defendants”) seeking repayment of the loan.  Refer to the case of State Street Bank and Trust Co. v. Inversiones Errazuriz Ltd. et al., No. 01 Civ. 3201 (RLC) (the “State Street Litigation”).  The Chilean Defendants did not answer the complaint filed in the State Street Litigation on a timely basis, and a default judgment was entered on December 4, 2001 against all the Chilean Defendants, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans, a liquidated amount of “$57,283,874.86, with accrued pre-judgment interest at $20,011.63 per day from and including November 1, 2001” and “$79,180,000.12, with accrued pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001”, for the 1994 and 1996 loans, respectively.

The Chilean Defendants sought to vacate the default judgment.  During that legal process, we maintained that, pursuant to our capped attributable liability under the credit agreements, we were exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan.  However, the default judgment was upheld on appeal and became a final, binding U.S. judgment.  The Chilean Supreme Court granted the exequatur sought by State Street and recognized the U.S. judgment as the equivalent of an enforceable Chilean judgment on May 14, 2007, as described in greater detail in “Item 8 – Financial Information – Legal Proceedings”.  The Chilean Defendants intend to pursue all available defenses vigorously to enforcement of this judgment, but, in the event the Chilean courts reject these defenses, any and/or all of them, including us, could be held liable for the full amount awarded to State Street under the U.S. judgment, which, at present, exceeds $136 million, plus interest.

We have incurred certain contingent liabilities with respect to related party indebtedness.

We have guaranteed the repayment of certain debt of related parties, which exposes us to direct liability if our related party defaults under such debt.  See “Item 7. Major Shareholders and Related Party Transactions” and “Item 8. Financial Information — Legal Proceedings”.

Our controlling shareholder holds a substantial majority of our capital and exercises significant influence over us and may have interests that differ from those of our other shareholders.

Inverraz is our ultimate, indirect parent company through its 97.2% ownership of Alimentos Nacionales S.A., which in turn owns 57.16% of our shares of common stock.  Accordingly, Inverraz is in a position to direct our management and to determine the result of substantially all matters to be decided by vote of the shareholders, including the election of our board of directors.  Additionally, if the Bank of New York, in its capacity as depositary of the ADSs, or the Depositary, does not receive instructions from a holder of ADSs with respect to the shares of common stock underlying the ADSs during or prior to the date established for such purpose, such holder is deemed, and the Depositary deems it to have instructed the Depositary to give a discretionary proxy with full power of substitution to the President of our board of directors, or to a person designated by the President of our board of directors, to vote such shares of common stock.  See “Item 4. Information on the Company — History and Development of the Company”.

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

Risks Relating to the Supermarket Industry

We face competition from growing Chilean and international supermarket chains as well as smaller retailers in Chile

The food retailing industry in Chile is highly competitive and is characterized by growing competition and increasing pressure on margins.  The number and type of competitors and the degree of competition experienced by individual stores vary depending on their location.  Competition occurs on the basis of prices, location, quality and product selection, service variety, and store conditions and brand recognition.  We compete with regional and local supermarket chains and individual supermarkets, independent grocery stores, convenience stores, open-air markets and international supermarket chains.  International supermarkets arrived in Chile in 1998 when Carrefour (France) opened its first supermarket.  Disco Ahold International Holdings N.V. arrived through a joint venture with the owners of Velox Retail Holdings, or Velox.  Velox was the owner of Santa Isabel S.A., or Santa Isabel, one of our main competitors until 2003, when Velox sold its interest in Santa Isabel to Cencosud S.A., a Chilean company owned by Hipermercados Jumbo S.A., or Jumbo, another competitor.  It is also likely that certain international chains might elect to participate in the Chilean market through joint ventures with domestic chains or through the acquisition of a significant share in domestic supermarket chains.

Additionally, our principal competitors in Chile, including Distribucion y Servicios D&S S.A., or D&S, and Jumbo have opened new supermarkets and remodeled existing supermarkets in several regions, including regions where we operate.  In 2004, D&S opened one hypermarket in the city of Ovalle, one hypermarket in Talagante, four supermarkets in the boroughs of Arica, Temuco, Puerto Varas and Punta Arenas, and it reopened stores it had in Santiago, which permitted D&S to increase its selling space by 21,659 square meters.  In 2005, Jumbo opened four stores in the city of Santiago, Chillan, Puerto Montt and Copiapo which permitted it to increase its selling space by 26,568 square meters.  Certain of our competitors in Chile, including D&S and Jumbo, have significant financial resources and could use these resources to take steps that could adversely affect our competitive and financial position.  Competition may require us to (1) adjust our pricing policy, (2) modify our major expenditure plans, or (3) take other actions that may adversely affect our profitability.  We may not assure you that competition in the future will not materially and adversely affect our business, our financial condition, operating results, cash flows or prospects.

According to the INE, during 2006, sales in the supermarket industry grew by 8.1%.  At the end of 2006, there were 731 stores in Chile, as compared to 696 stores at the end of 2005.  Since supermarket industry participants closed 37 supermarkets during 2006, the above information from the INE suggests that during 2005, industry participants opened 72 supermarkets.

Our results will depend to a significant extent on our ability to continue to open new stores and remodel existing ones, as well as to plan and operate such stores on a profitable basis

During 2006, we renovated several stores, including Grecia, Providencia, Maipu I, Machali, Vespucio, Irarrazabal, Temuco, La Florida, Curico, Quintero and Curacavi. Our ongoing expansion and renovation program includes the remodeling and opening of additional stores.  The successful completion of our expansion and renovation program depends on several factors, including zoning, regulatory and other permit issues, the hiring and training of qualified personnel, and the level of existing and future competition in areas where new or remodeled stores are to be located and general macroeconomic conditions.  We cannot assure you that we will complete our planned expansion within the time currently foreseen or that it will successfully manage any growth in our business.  Furthermore, we cannot assure you that new store openings will not result in diversion of sales from existing stores.

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

The lessors of the supermarkets that we operate could terminate the leases

At December 31, 2006, we operated 41 supermarkets in Chile, 7 of which we own, 17 of which we lease from other subsidiaries of Inverraz, and 17 of which we lease from third parties.  Our lessors, including both affiliates and third party lessors, could terminate our lease contracts on their expiration date or upon the occurrence of certain events specified in such contracts.  If a substantial number of our lessors terminate our lease contracts, our supermarket operations in Chile may be substantially reduced, which may have a material adverse affect on our operating income and our financial condition.  See “Item 4. Information on the Company — Description of Property”.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile and in other emerging markets

Our financial condition and operating results may be adversely affected by changes beyond our control, including:

•	the economic policies or other policies of the Chilean government, which have a substantial influence over many aspects of the private sector;

•	other economic developments in or affecting Chile; and

•	changes in administrative regulations or practices by Chilean authorities.

At December 31, 2006, 74.3% of our total assets were located in Chile, and we derived 99.6% of our net sales from our operations in Chile.  Our revenues depend on the financial condition of our clients, which are sensitive to the overall performance of the Chilean economy.  Adverse local, regional or worldwide economic trends affecting the Chilean economy may have a material adverse effect on our financial condition and operating results.  Although the Chilean economy grew each year between 1984 and 1997, in 1998 this trend changed significantly.  According to information published by the Central Bank, the Chilean economy contracted at a rate of 0.8% in 1999 and grew at rates of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002, 3.7% in 2003, 6.1% in 2004, 6.35% in 2005 and 4% in 2006, and we expect the

Chilean economy to grow to between 5.0% to 6.0% in 2007. During 2006, internal consumption increased by approximately 6%, and we expect it to increase by 7.5% during 2007. During 2006, the unemployment rate decreased from 6.90% in December 2005 to 6.01% in December 2006.  In addition, during 2006, inflation was 2.6%.  The Central Bank estimates that during 2007 inflation will be between 2.0% and 3.0%.  During 2006, sales in the Chilean supermarket industry increased by 7.1%, in real terms, and by 8.9%, in nominal terms, as compared to 2005.

Our financial condition and operating results also depend to a certain extent on the level of economic activity in Latin America and other countries, especially the United States of America and certain countries in Asia.  Although economic conditions differ from country to country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

Currency fluctuations may increase our borrowing costs and adversely affect our financial condition and operating results and the value of our shares and ADSs

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and, more recently, periods of significant appreciation, and could be subject to significant fluctuations in the future. In the period from December 31, 2005 to December 31, 2006, the value of the Chilean peso relative to the U.S. dollar increased by 3.88%. The Observed Exchange Rate on September 20, 2007 was Ch$514.29 = US$1.00.  Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar.

In the event of a devaluation of the Chilean peso, our financial condition and results of operations, and our ability to meet obligations in foreign currencies, could be adversely affected. The Chilean government’s economic policies and future fluctuations in the value of the Chilean peso against the U.S. dollar could adversely affect our operating results and the dollar value of an investor’s return on an investment in the ADSs.

Chilean trading in the shares of our common stock that underlie our ADSs is conducted in pesos. Cash distributions with respect to shares of our common stock will be received in Chilean pesos by the depositary and converted by the depositary into U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of our ADSs and any distributions to be received from the depositary would be adversely affected. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.

During the first quarter of 2007, the price of copper averaged US$2.69 per pound. The average price for the three years ending on December 31, 2006 was US$2.01 per pound. Since copper production accounts for 13.9% of Chile’s GDP (for the year 2007), the increase in price that copper has undergone during the first quarter of 2007 and continues to undergo as of the date of this report has put substantial pressure on the exchange rate between the Chilean peso and the U.S. dollar, leading to an appreciation of the peso. Such appreciation could have an impact on the value of our ADSs and any distributions to be received from the depositary. If the appreciation of the Chilean peso persists, the Chilean Central Bank may or may not deem such peso appreciation as a special and qualified case that justifies its intervention in the exchange market, whether through direct or indirect measures.

Inflation could adversely affect our financial condition, operating results and the value of our shares and ADSs

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our financial condition and results of operations. The annual rates of inflation (as measured by changes in the CPI and as reported by the INE) in 2002, 2003, 2004, 2005 and 2006 were 2.8%, 1.1%, 2.4%, 3.7% and 2.6%, respectively. Chilean inflation may decrease significantly in the future. We generally pass on our increased costs resulting from inflation to our customers through increases in the prices of the products we sell. There can be no assurance, however, whether or to what extent we will pass on increased costs in the future. Further, the performance of the Chilean economy, our operating results or the value of the ADSs may be adversely affected by continuing or increased levels of inflation and Chilean inflation may increase significantly from the current level.

The market for our shares could be volatile and illiquid

The Chilean stock markets are substantially smaller, less liquid and more volatile than the stock markets in the United States.  Companies registered with the Bolsa de Comercio de Santiago, the principal stock exchange in Chile, had (1) a market capitalization of approximately Ch$92,834,397 million, or U.S.$173,890 million at December 31, 2006 and (2) an average monthly trading volume of U.S.$33,832 million during 2006.  The ten largest companies in terms of market capitalization at December 31, 2006 represented approximately 46.07% of the Santiago Stock Exchange’s aggregate market capitalization.  The daily transaction volumes on the Bolsa de Comercio de Santiago are on average substantially lower than those on the principal national securities exchanges in the United States.  During 2006, approximately 3% of the registered shares were traded on the Bolsa de Comercio de Santiago with an average presence of 45% in business days.

Additionally, shares traded in Chile are affected by developments in other emerging markets, particularly in other Latin American countries.

Economic problems in Argentina may have an adverse effect on the Chilean economy and on our operating results and on the price of our ADSs and shares

At December 31, 2006, 25.75% of our total assets were in Argentina, and we derived 0.43% of our net sales from our operations in Argentina.  Argentina’s insolvency and recent default on the payment of its public debt, which deepened the existing financial, economic and political crisis in that country could adversely affect Chile, our business or the market price of our shares and ADSs.

 The market value of securities of Chilean companies is, to varying degrees, influenced by economic and market considerations in other emerging market countries and by the U.S. economy.  We cannot assure you that the Argentine economic crisis will not have an adverse effect on Chile, the price of our shares and ADSs, or our business.

Risks Relating to Chilean Law

Chile imposes controls on foreign investment and on the repatriation of investments that may affect investment in, and earnings from, our ADSs

Equity investments in Chile by non-Chilean residents generally are subject to various exchange control regulations that restrict the repatriation of investments and earnings from investments. The ADS facility, however, is the subject of a Foreign Investment Contract among the depositary, us and the

Chilean Central Bank, which grants the depositary and the holders of ADSs access to Chile’s Mercado Cambiario Formal, or Formal Exchange Market. Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank.  Additionally, there are judicial precedents (although not binding on future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes.  However, additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition may be imposed in the future, and the duration or implications of any such restrictions that might be imposed are difficult to predict.  If, for any reason, including changes in the Foreign Investment Contract or Chilean law, the depositary were unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos. Transferees of shares withdrawn from the ADS facility will not be entitled to access the Formal Exchange Market unless the withdrawn shares are redeposited with the depositary.  If transferees are unable to access the Formal Exchange Market, they may be unable to convert peso amounts to dollars in connection with the sale of these shares.

Cash and property dividends paid to a foreign person (non-Chilean) with respect to ADSs are subject to a 35.0% Chilean withholding tax.  Stock dividends are not subject to Chilean taxes.

Chile has different corporate disclosure, governance and accounting standards than those you may be familiar with in the United States

The securities laws of Chile which govern open, or publicly held, corporations in Chile, such as us, impose regulatory requirements that are more limited than those in the United States in certain important respects.  Additionally, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.  There are also important differences between Chilean and U.S. accounting and financial reporting standards.  As a result, Chilean financial statements and reported earnings generally differ from those reported on the basis of the United States’ accounting and reporting standards.  See Note 38 to our consolidated financial statements, which describes the main differences between the Chilean GAAP and the U.S. GAAP and the reconciliations to U.S. GAAP of net loss and total equity of the shareholders for the periods and dates indicated.

Pursuant to Chilean Law No. 19,705 (Ley de OPAs or Law of Public Offering of Securities), the controlling shareholders of an open corporation may only sell their controlling shares by way of an offer made to all the shareholders in which the bidder would have to buy all the offered shares up to the percentage determined by it, when the price paid is substantially higher than the market price (that is, when the price offered is higher than the average market price of a period starting 90 days before the proposed transaction and ending 30 days before such proposed transaction, plus 10%).  Transitory Article 10 of Law No. 19,705 established a term of three years during which the controlling shareholders of an open stock corporation would be authorized to sell their controlling shares directly to a third party without requiring an offer to all shareholders, provided that such authorization was granted by an extraordinary shareholders’ meeting held within six months after the approval and enactment of Law No. 19,705.  In our shareholders’ meeting held on April 27, 2001, our controlling shareholders decided to invoke this grace period granted by Transitory Article No. 10 of Law No. 19,705.  This three-year grace period has expired.

Minority shareholders have fewer and less defined rights under Chilean law and under our Estatutos, which function as our Articles of Incorporation and our bylaws, than they might have as minority shareholders of a corporation incorporated in a U.S. jurisdiction.

You may be unable to exercise your preemptive rights

Chilean Corporations Law No. 18,046 (Ley de Sociedades Anonimas No.18,046) requires a Chilean company to grant preemptive rights to all of its existing shareholders to purchase a sufficient number of shares to maintain their existing percentage of ownership of such company whenever the company issues new shares for cash.  Although any preemptive rights in connection with any future issuance of shares of common stock for cash will be offered to the Depositary as the registered owner of the common stock underlying the ADSs, the holders of ADSs are not entitled to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to these rights and shares of common stock or an exemption from the registration requirements of the Securities Act is available.  In addition, a Central Bank ruling published in November 1995 effectively makes it impracticable for ADS holders to participate in preemptive rights offerings.  In accordance with such ruling, ADS holders may exercise their preemptive rights and thus convert the newly acquired shares into ADSs being offered through the preemptive rights offering only if the company issuing such shares has entered into a new foreign investment contract with the Central Bank in order to cover the newly issued shares under the benefits of Chapter XXVI of the Compendium of Foreign Exchange Norms of the Central Bank.  See “Item 10. Additional Information — Exchange Controls”.

At the time of any preemptive rights offering, we intend to evaluate the practicability under Chilean law and Central Bank regulations of making such rights available to the holders of the ADSs, the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act.  We can not assure you that we would file any such any registration statement.  If we do not file a registration statement, and no exemption from the registration requirements under the Securities Act is available, the Depositary might attempt to sell holders’ preemptive rights and distribute any net proceeds of any such sale.  We cannot assure you that a market would exist with respect to any such rights.

You may be unable to exercise fully your withdrawal rights

In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw its ownership in us and receive a payment for its shares according to a pre-established formula, provided that such shareholder exercises its rights within certain prescribed time periods.  Such actions triggering withdrawal rights include the approval of:

•	our transformation into an entity that is not a stock corporation (sociedad anonima) governed by the Chilean Corporations Law;

•	a merger with and/or into another company;

•	the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

•	the creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

•
the creation of preemptive rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents resulting in the granting of a right to such remedy; and

•	such other cases as may be established by the bylaws (no such additional cases are currently specified in our bylaws).

There is no judicial precedent indicating whether a shareholder voting both for and against a proposal (such as might be the case with respect to the Depositary) may exercise withdrawal rights with respect to those shares voted against the proposal.  Accordingly, we cannot assure you that the holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary.

Item 4.	Information on the Company

We are organized in Chile as an open stock corporation, and our operations are governed by Chilean laws.  Our headquarters are located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile.  Our telephone number in Santiago is 011-56-2-687-7000.  We have been renamed several times as follows:  (1) Supermercados Unimarc S.A. in 1982, (2) Supermercados Unimarc Ltda. in 1984, (3) Administradora de Inversiones y Supermercados Unimarc S.A. in 1987, (4) Comercial e Inmobiliaria Unimarc S.A. in 1988 and (5) Supermercados Unimarc S.A. in 1996.

Alimentos Nacionales S.A. owns 57.16% of our shares.  Alimentos Nacionales is a 97.2% owned subsidiary of Inversiones Errazuriz Ltda., or Inverraz, a business conglomerate owning several businesses in Chile, Argentina and Peru, including (1) automobile and machinery distribution businesses, (2) salmon farming, fishing, forestry and mining businesses, (3) life insurance and general insurance companies, (4) iodine and fertilizer companies, (5) real estate businesses and (6) agro businesses.

Unimarc was founded in 1961 under the name of “Unicoop Limitada”, or “Unicoop”.  In 1982, Inverraz acquired Unicoop through an affiliate and renamed it “Unimarc”.  At the time of the acquisition, Unicoop had 13 stores and net sales of Ch$51,341 million.  During the period from 1982 to 1990, Unimarc undertook a significant expansion program through the addition of 13 new supermarkets and the introduction of the “Multiahorro” brand.  Between 1990 and 1994, we consolidated our operations and developed strategies to improve operating margins.  In 1994 we started to carry out our strategy of expansion through the application of a new expansion and renovation program.

Through a series of share purchases between 1995 and 1999, we acquired 99.9% of the shares of Supermercados Hipermarc S.A., or Hipermarc, our subsidiary in Argentina.  At present, Hipermarc owns (1) four shopping malls with supermarkets, two of which have an aggregate of 18 movie theaters, and food courts, and (2) another supermarket.

In June 1999, Hipermarc leased four supermarkets to Supermercados Norte S.A., or Supermercados Norte, for a period of ten years, subject to total lease payments of Ch$7,072 million.  In conjunction with this transaction, Hipermarc (1) transferred all inventories maintained in, and all fixed assets relating to, these stores to Supermercados Norte, (2) assumed certain commitments including the obligation to hold Supermercados Norte harmless against any claims from third parties made prior to and up to 60 months after the date of the lease transaction and (3) agreed not to compete against Supermercados Norte in the supermarket business in Argentina for a 10-year period.  Supermercados Norte assumed all the accounts payable that Hipermarc owed to suppliers through the date of the lease transaction.  Additionally, Unimarc issued two guaranties to Supermercados Norte as follows:  (1) a guaranty in the amount of Ch$680 million to protect Supermercados Norte against any contingent liabilities resulting from disagreements with suppliers in connection with any accounts payable incurred up to the date of the lease transaction and (2) a Ch$1,209 million performance guaranty.

Principal capital expenditures and divestitures

The supermarket business is capital intensive.  In the last five years we spent approximately U.S.$18 million, mainly in expanding the existing supermarkets and creating new supermarkets in Chile.  Between 2006 and 2007, we expect to invest a total of U.S.$1.4 million to renovate several new stores in Chile.  We have already opened ten new stores and expanded 18 stores since 1995.  Our projected capital expenditures may vary substantially from the numbers set forth below due to market competition and the cost and availability of any necessary resources.

We project capital expenditures of approximately Ch$718 million, or U.S.$1.4 million, for 2007 and 2008, to remodel existing stores in Chile, which we expect to fund from internally generated resources.  The table below shows our major capital expenditures during 2003, 2004 and 2005 our major projected capital expenditures for 2006 and 2007:

Capital expenditures

	2004	2005	2006	2007/2008
	(In millions of constant Ch$ as of December 31, 2006)
Lands, buildings, plant and equipment	504	261	302	370
Vehicles	41	3	14	15
Remodeling	-	-	-	258
Other	132	140	195	75
Totals	677	404	511	718

During the last three years, our largest divestitures totaled Ch$14,611 million.  These divestitures consisted of dispositions of land, property, equipment, vehicles and investments in certain entities, including among others, the sale of supermarkets to affiliated entities.  The table below sets forth our actual divestitures for 2004, 2005 and 2006 and projected divestitures for 2007 and 2008:

Divestitures

	2004	2005	2006	2007/2008
	(In millions of constant Ch$ as of December 31, 2006)
Lands, buildings, plant and equipment	2,778	11,833	-	-
Investments	-	-	-	-
Other	-	-	-	-
Total	2,778	11,833	-	-

Overview of the Food Retailing Industry in Chile

The Chilean food retailing industry is characterized by strong regional competition among supermarket chains.  Supermarkets also compete with smaller grocery stores, convenience stores and open air markets.  At present, none of the supermarket chains in Chile operates in every region in the country.

Accordingly, the level of competition and the identity of competitors vary from region to region.  Supermarket chains in Chile, including us, generally compete on the basis of location, price, service, product quality and selection, as well as type and frequency of promotions.

The following tables provide our estimates regarding population and supermarket industry in Chile as of December 31, 2006, 2005 and 2004, respectively:

Region	Percentage Contribution to GDP (1)	Population (2)	Supermarket Net Sales (in millions of Ch$) (4)	Percentage of Total Supermarket Net Sales	Number of Supermarkets	Number of inhabitants per Supermarket
I	3.6%	428,594	86,039	2.1%	13	32,969
II	8.8%	493,984	184,270	4.5%	28	17,642
III	2.6%	254,336	91,295	2.2%	22	11,561
IV	2.7%	603,210	173,789	4.2%	29	20,800
V (3)	8.4%	1,539,852	412,254	10.0%	77	19,998
VI (3)	4.5%	780,627	198,724	4.8%	51	15,306
VII (3)	4.0%	908,097	171,178	4.1%	47	19,321
VIII (3)	8.4%	1,861,562	398,642	9.7%	103	18,073
IX (3)	2.4%	869,535	172,654	4.2%	58	14,992
X (3)	4.3%	1,073,135	284,452	6.9%	57	18,827
XI	0.5%	91,492	26,642	0.6%	5	18,298
XII	2.0%	150,826	71,670	1.7%	13	11,602
Santiago, M.R. (3)	47.8%	6,061,185	1,858,505	45.0%	228	26,584
Total / Average	100.0%	15,116,435	4,130,114	100.0%	731	20,679
__________________
(1)	For the year ended December 31, 1998, the last year for which data is available.
(2)	Population estimated at April 2002.
(3)	Regions where we operate.
(4)	In millions of Chilean pesos at December 31, 2006

Region	Percentage Contribution to GDP (1)	Population (2)	Supermarket Net Sales (in millions of Ch$) (4)	Percentage of Total Supermarket Net Sales	Number of Supermarkets	Number of inhabitants per Supermarket
I	3.6%	428,594	82,180	2.2%	12	35,716
II	8.8%	493,984	161,659	4.3%	26	18,999
III	2.6%	254,336	71,825	1.8%	21	12,111
IV	2.7%	603,210	153,595	3.9%	29	20,800
V (3)	8.4%	1,539,852	392,167	10.0%	73	21,094
VI (3)	4.5%	780,627	184,251	4.9%	51	15,306
VII (3)	4.0%	908,097	155,762	4.1%	45	20,180
VIII (3)	8.4%	1,861,562	370,494	9.8%	102	18,251
IX (3)	2.4%	869,535	159,390	4.0%	58	14,992
X (3)	4.3%	1,073,135	253,837	6.7%	50	21,463
XI	0.5%	91,492	23,634	0.6%	5	18,298
XII	2.0%	150,826	64,747	1.5%	14	10,773
Santiago, M.R. (3)	47.8%	6,061,185	1,723,464	46.2%	210	28,863
Total / Average	100.0%	15,116,435	3,797,007	100.0%	696	21,719
__________________
(1)	For the year ended December 31, 1998, the last year for which data is available.
(2)	Population estimated at April 2002.
(3)	Regions where we operate.
(4)	In millions of Chilean pesos at December 31, 2005.

Region	Percentage Contribution to GDP (1)	Population (2)	Supermarket Net Sales (4)	Percentage of Total Supermarket Net Sales	Number of Supermarkets	Number of inhabitants per Supermarket
I	3.6%	428,594	76,548	2.2%	12	35,716
II	8.8%	493,984	147,537	4.3%	26	18,999
III	2.6%	254,336	62,857	1.8%	19	13,386
IV	2.7%	603,210	135,060	3.9%	31	19,458
V (3)	8.4%	1,539,852	347,295	10.0%	72	21,387
VI (3)	4.5%	780,627	170,156	4.9%	49	15,931
VII (3)	4.0%	908,097	144,035	4.1%	41	22,149
VIII (3)	8.4%	1,861,562	339,516	9.8%	97	19,191
IX (3)	2.4%	869,535	139,811	4.0%	55	15,810
X (3)	4.3%	1,073,135	231,101	6.7%	54	19,873
XI	0.5%	91,492	22,079	0.6%	5	18,298
XII	2.0%	150,826	52,435	1.5%	15	10,055
Santiago, M.R. (3)	47.8%	6,061,185	1,602,714	46.2%	206	29,423
Total / Average	100.0%	15,116,435	3,471,144	100.0%	682	22,165
__________________
(1)	For the year ended December 31, 1998, the last year for which data is available.
(2)	Population estimated at April 2002.
(3)	Regions where we operate.
(4)	Millions of Chilean pesos at December 31, 2004.

Major Industry Participants

General.  Based on estimates that the INE supplied, as of December 31, 2006, 731 supermarkets operated in Chile, and the industry’s gross sales totaled U.S.$7,844 million, or 5.5% of the Chilean GDP.

The supermarket industry is very concentrated.  As of December 31 2006, only two supermarket chains accounted for 63.1% of the sales by all industry participants in Chile, as follows:  (1) D&S accounted for 33.3% of the sales; (2) Cencosud accounted for 29.8% of the sales; (3) Supermercados San Francisco S.A. accounted for 4.1% of the sales; and (4) Unimarc accounted for 2.5% of the sales.  D&S operates a total of 103 supermarkets with an average selling space of 4,514 square meters.  The second largest participant in the supermarket industry, Cencosud, owns Jumbo, Santa Isabel, Montecarlo, Supermercados Tops and Supermercados Las Brisas S.A.  During 2006, Cencosud accounted for 29.8% of the sales in the supermarket industry.  Jumbo operates twenty one hypermarkets with an average selling space of approximately 7,902 square meters, ten of which are located in the metropolitan region and seven of which are located in the Rancagua, Temuco, Copiapo, Chillan, Puerto Montt and Vina del Mar regions.

As of December 2006, we were the fourth largest chain in the supermarket industry in Chile, with Ch$104.436 million, or 2.5%, of all supermarket sales during the year.  We operate 41 supermarkets with an average space of 1,498 square meters.  During 2006, our sales represented 2.5% of all sales by Chilean industry participants.  Our stores are located in several regions of Chile, including (1) the metropolitan region, (2) region V, in Vina del Mar and Quintero, (3) region VI, in Rancagua and Pichilemu, (4) region VII, in Curico, (5) region VIII, in Talcahuano, Concepcion and Chillan, (6) region IX, in Temuco, Villarrica, Pitrufquen and Loncoche, and (7) Region X, in Panguipulli.

Metropolitan Region.  At December 31, 2006, there were 27 supermarkets in the metropolitan region, distributed throughout all the cities in this region.  D&S, Cencosud and Unimarc accounted for 87% of all sales by industry participants in the region, with 137 supermarkets.  D&S accounted for 45% of all sales by industry participants in the metropolitan region, and operated 52 supermarkets with an average space of 4,981 square meters.  Cencosud accounted 38% of all sales by industry participants, and operated 58 supermarkets with an average space of 3,018 square meters.  Unimarc accounted for 4% of all sales by industry participants and operated 27 supermarkets with an average space of 1,480 square meters.

According to market information available from the INE, in 2006 sales in the Chilean supermarket industry increased by 8.9%, in real terms, as compared to 2005, showing a higher growth than that experienced by the overall Chilean economy, which grew by 4.2%, as reported by the Central Bank in its preliminary figures.

Our Operations

As of December 31, 2006, we operated 41 supermarkets in Chile, 7 of which entities we own, 17 of which we lease from Inverraz subsidiaries, and 17 of which we lease from third parties.  Of the 41 supermarkets we operate in Chile, 27 are located in the metropolitan region, which has the highest population density and income of any region in Chile.  We hold a market share of 4% in this region.  See “—Property, Plant and Equipment”.

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

Our total sales space is 61,406 square meters.  The size of our supermarket ranges from 277 square meters to 7,680 square meters.  Our largest supermarket has 7,680 square meters of selling space and stocks approximately 15,000 different SKUs, whereas supermarkets with 1,000 to 2,000 square meters of selling space stock approximately 12.500 SKUs and supermarkets with less than 1,000 square meters of selling space operate approximately 8,000 SKUs.  We sell a wide range of food items, including fresh products, baked goods, fresh seafood, fresh meats and poultry, cold cuts, dairy and frozen products, beverages, prepared foods and other edible goods.  Our supermarkets also offer a wide variety of specialty services including full service bakeries, prepared food departments, meat and seafood departments, health and beauty aides and photograph development centers.  Various concessionaires also operate seafood departments, pharmacies, video centers, bank teller machines and other services in our supermarkets.

The table below shows our net sales and sales per square meter for each of our supermarkets for the year ended December 31, 2006:

Location	Registered Trademark	District	Net Sales	Square Meters	Annual Sales per Square Meter (1)	Monthly sales per Square Meter(2)
			(Ch$ millions)		(Ch$ thousands)	(U.S.$)
Santiago, metropolitan region
Vitacura	Unimarc	Vitacura	3,127	1,474	2,122	332
La Florida	Unimarc	La Florida	3,596	7,680	468	73
Irarrazabal	Unimarc	Ñuñoa	2,348	1,017	2,308	361
A. Vespucio	Unimarc	Las Condes	4,750	952	4,989	781
Manquehue	Unimarc	Las Condes	2,466	886	2,783	436
Gran Avenida	Unimarc	San Miguel	2,967	1,280	2,318	363
Providencia	Unimarc	Providencia	7,687	1,874	4,102	642
D. Portales	Unimarc	Santiago	3,177	1,027	3,093	484
Santa María	Unimarc	Vitacura	3,808	1,180	3,227	505
La Reina	Unimarc	La Reina	4,265	1,358	3,141	492
Maipu I	Unimarc	Maipu	2,967	1,750	1,695	265
Los Leones	Unimarc	Ñuñoa	4,444	2,734	1,625	254
Maipu II	Unimarc	Maipu	4,762	2,677	1,779	278
Santa Rosa	Unimarc	La Granja	1,011	536	1,887	295
J. A. Rios	Unimarc	Independencia	1,795	460	3,902	611
Cordillera	Unimarc	La Florida	3,168	3,719	852	133
Tranqueras	Unimarc	Vitacura	4,214	2,998	1,406	220
M. Montt	Unimarc	Providencia	3,311	916	3,615	566
Grecia	Unimarc	Ñuñoa	1,617	1,143	1,415	221
V. Olimpica	Unimarc	Ñuñoa	1,724	554	3,112	487
J.M. Caro	Unimarc	San Miguel	1,330	500	2,660	416
Amunategui	Unimarc	Santiago	1,081	360	3,003	470
La Cisterna	Unimarc	La Cisterna	790	1,030	767	120
Guanaco	Unimarc	Conchali	451	350	1,288	202
Las Parcelas	Unimarc	Peñalolen	820	425	1,929	302
Zapadores	Unimarc	Conchali	942	400	2,356	369
Curacavi	Unimarc	Curacavi	1,664	683	2,436	381
V Region
San Martin	Unimarc	Viña del Mar	2,350	783	3,001	470
Libertad	Unimarc	Viña del Mar	1,971	877	2,247	352
Quintero	Unimarc	Quintero	2,320	657	3,531	553
VI Region
Machali	Unimarc	Rancagua	2,046	1,947	1,051	165
Pichilemu	Multiahorro	Pichilemu	887	568	1,560	244
VII Region
Curico	Unimarc	Curico	3,605	1,884	1,913	300
VIII Region
Club Hipico	Unimarc	Talcahuano	3,433	3,582	958	150
Concepcion	Unimarc	Concepción	3,775	2,720	1,388	217
Chillan	Unimarc	Chillan	2,984	2,946	1,013	159
IX Region
Temuco	Unimarc	Temuco	2,491	3,600	692	108
Villarrica	Unimarc	Villarrica	1,858	600	3,097	485
Pitrufquen	Unimarc	Pitrufquen	633	400	1,582	248
Loncoche	Unimarc	Loncoche	559	277	2,019	316
X Region
Panguipulli	Unimarc	Panguipulli	1,244	602	2,067	324
Total / Average			104,436	61,406	1,701	266
_______________
(1)	Net sales during the year ended December 31, 2006 divided by average square meters of selling space at the last day of each month during the period.
(2)
Converted to U.S.$ at the observed exchange rate reported by the Central Bank for December 31, 2006, i.e. Ch$532.39 per U.S. dollar, and divided by 12 to obtain a simple monthly average (adjusted to the average selling space).

The following table provides additional information regarding our operations in Chile for the year ended December 31, 2006:

Number of supermarkets	41
Average selling space throughout the year (1)	61,406
Average selling space per supermarket at the end of the year (square meters)	1,498
Number of employees	3,440
Sales at net price (millions of Ch$)	118,091
Income (loss) at net price (millions of Ch$) (2)	(7,905)
Sales per employee (millions of Ch$) (3)	34.3
_______________
(1)	Total selling space at the end of each month divided by the number of open supermarkets at the end that month, averaged during the year.
(2)	Supermarket net sales for the period divided by square meter of selling space at the end of each month during the period.
(3)	Sales at net price for the period divided by the average number of employees at the end of each quarter during the period.

Our supermarkets are open 13 to 15 hours each day, seven days a week, depending on their location.  All of our supermarkets have customer parking.

We experience higher sales in December, during the Christmas and New Year seasons, and lower sales during January and February (summer vacation season) in the metropolitan region, but our overall levels of sales are not subject to other material seasonal variation.  Sales of particular types of products may vary on a seasonal basis.

Cash and check sales accounted for approximately 82.2% of our sales in Chile during 2006.  Credit sales, primarily third party credit cards, accounted for the remainder of sales in Chile.  We have not suffered any material losses in connection with our credit sales.  Our accounts receivable primarily derives from credit card sales, which are recovered on average within 30 days.

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

We believe that our competitive advantages include:

•	a reputation for providing a wide selection of high quality groceries and perishables at competitive prices;

•	optimum store locations in high-density, high-income neighborhoods where there are limited opportunities for new competitors;

•	modern information technology systems that permit both corporate and store-level management to control cost and improve services;

•	centralized supply and inventory management;

•	an incentive compensation structure that rewards employee productivity; and

•	the strategic location of our supermarkets, with 27 of them in the metropolitan region.

Additionally, we believe that our future growth will benefit from:

•	a growth in the demand for food in Chile;

•	the increase in supermarket penetration (increase in the supermarket space per capita to levels that are comparable to those of developed countries); and

•	taking market share from small chains and convenience stores.

Our strategy is to concentrate and grow in the market sector for medium to high income customers, taking advantage of our competitive advantages and recent changes in consumer spending patterns.  We seek to expand our sales and profitability by:

•	increasing selling space through the construction of new stores and renovation of existing supermarkets;

•	customizing store size and product mix through the one retail concept; and

•	improving operational systems and controls to increase our operating margins.

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

We are implementing a new in-store marketing strategy aimed at increasing gross margins and optimizing product assortment.  The key elements of this strategy are:

•	expanding the use of high quality prepared food departments;

•	improving the quality of existing in-store bakeries; and

•	increasing sales of our own brand products.

The following table compares sales by category to our total net sales in Chile and provides the gross margin of the particular product categories for the period shown.  We have classified sales of our products into five main product categories:  perishable goods, groceries, nonfood items, beverages and health and beauty aids.

  Percentage of Contribution to the Company’s Net Sales in Chile by Product Category

	Year ended as of December 31,
	2004		2005		2006
Product Category	% sales	Gross margin	% sales	Gross margin	% sales	Gross margin
Perishable goods	49.0%	23.7%	48.3%	23.1%	47.0%	24.3%
Groceries	28.0%	18.1%	25.9%	20.7%	25.5%	19.8%
Non-food items	2.1%	21.5%	3.1%	25.9%	4.7%	24.1%
Beverages	16.5%	10.7%	18.2%	12.1%	18.4%	11.0%
Health and beauty	4.4%	16.7%	4.5%	16.0%	4.3%	17.1%
Total	100.0%	22.0%	100.0%	24.4%	100.0%	24.4%

Purchases

Although the store manager at each location determines the volume of our purchases from suppliers and our product selection for each store, we seek to take advantage of our purchasing volume by centralizing the selection of the brand names that we offer on a system-wide basis and the negotiation of prices, promotions, discounts and payment terms with individual suppliers.  Store managers typically have a choice of various brand names within each product category from which to order for their particular location.  In the central purchasing office, line managers are responsible not only for selecting the products to be purchased, but also for negotiating payment terms, profit margins, and stocking and selling space assigned to each product.

We buy our products from over 1,700 suppliers.  We do not believe that we are dependent on any supplier or group of suppliers, and we have not experienced any material problems obtaining the quantity and type of products we require.  We maintain good relationships with our suppliers and strengthen those relationships through special sales promotions and other sales events designed in cooperation with our suppliers.  We place a special emphasis on maintaining good relationship with our suppliers.

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

During 2006, we distributed approximately 49% of our products through the centralized system, and approximately 51% through the direct system.  The central office places orders at each supermarket’s request.  Additionally, in order to avoid a shortage of certain high volume items, the purchasing department utilizes sophisticated management information systems to track “critical” stock levels, so that it can place orders to meet the anticipated, as well as immediate, needs of our supermarkets.

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

Transportes Santa Maria S.A., our 98% owned indirect subsidiary, or Transportes Santa Maria, provides transportation services from our distribution facility to our stores in the different regions.  Transportes Santa Maria operates a fleet of 34 trucks, 32 refrigerated trailers and 2 regular trailers, to transport more than 13,200 tons in approximately 950 trips per month to our stores.  We believe that Transportes Santa Maria offers the best available service and price.

Management Information Systems

With the arrival of multi-department supermarkets having a broader product assortment, sophistication in operating systems has become an increasingly important competitive factor in retailing.  We believe that we are one of the leaders in the Chilean food retail industry in the application of modern information, telecommunication and operating systems for business management.  Between 1996 and 2006, we invested over U.S.$7 million in new information technology.  At present, we employ sophisticated information technology systems in all of our stores and distribution operations to improve operating efficiency and achieve lower costs, particularly in purchasing operations, distribution, scanning and in-store computing, merchandising and expense management.  We believe that our investments in management information systems provide labor cost savings, better control of prices and increased checkout speed and accuracy due to improved product procurement, store delivery schedules, inventory management and pricing accuracy.

We use scanner-generated information of individual product sales by store for better merchandising in the supermarkets, tighter inventory control and better space allocation.  Points of sale scanners are installed in all of our supermarkets in Chile.  Transactions recorded by means of laser scanners located at the checkout aisle permit the reporting of real time information on product sales.  Each laser scanner reads either bar code imprinted on the labels or inputted by the cashier for all the products sold, including perishables.  The point of sale system enables us to record accurately all transactions and provides detailed product and stock information for store managers as well as the central administration.  The automatic accounts of the day-to-day sales have enabled management to increase the accuracy of our estimates for the turnover time of each product, which minimizes the in-stock period.

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

Own Brands

Our supermarkets offer several products under our own brand names, which provide customers quality products at lower prices than similar products bearing regular trademark brands.  During 2006 approximately 10% of our net sales derived from own brand products, as compared to 8% and 5% during 2005 and 2004, respectively.  We believe that the effort of having own-brand products is an important addition to the variety of goods we offer.  These own labels include the “Mi Casa” line for canned food, spices, dried fruits, canned fruits and frozen vegetables and “Interagro” for frozen vegetables.  We introduced the “Unimarc” label at the end of 1999 with several categories including toilet paper, diapers, corn and vegetable oil, rice, shampoo, soap, frozen food and vegetables, ice cream, soft drinks, marmalade and kitchen and bathroom cleaners.  We believe that sales of private label products decrease our costs of goods sold and increase our gross margin.  Exclusive own label goods also increase client loyalty and enable us to differentiate our products from those of our competitors.

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

Decentralization of Decision Making

We have introduced an on-line management information system that:  (1) permits line managers to respond promptly to competitive pressures while preserving wide operating margins and (2) enhances the flexibility of store managers to select the appropriate product mix for each specific location.

Marketing

Our current marketing is aimed at reinforcing the association of the “Unimarc” brand with high quality perishables and fruits and low price.  Additionally, our marketing campaign is geared to promote sales of these and other high margin products.  We seek to take advantage of perceived shifting consumer purchasing patterns by attracting additional customers who place an emphasis on convenience rather than price.

Sales of Own Brand Products

We currently sell own brand grocery products in all of our stores.  Sales of own brand products increase our gross margin as a result of their lower cost compared with similar goods bearing other brand names.  We plan to increase the number of own brand products and increase the selling space devoted to own brand products due to the positive results obtained.

Administrative Restructuring

In 2002, we completed a management-restructuring program.  Under the new, more horizontal, management structure, we have added new line managers at our central purchasing facility.  In addition, we have given our zone managers greater decision making power.  We believe that this new structure will enable us to:  (1) react more effectively to changing market conditions, (2) become more focused on our customers and (3) improve existing purchasing methods with our suppliers.

Organizational Structure

Alimentos Nacionales S.A., which owns 57.16% of our common stock, controls us, and Inverraz owns 97.2% of the common stock of Alimentos Nacionales S.A.  A list of other major shareholders is found in Item 7 “Major Shareholders and Related Party Transactions – Major Shareholders”.

Our ownership structure is shown in the following chart.

Inverziones Errazuriz, Ltda
97,2%
Alimentos Nacionales S.A.
57,16%
Supermercados Unimarc S.A.
99,955%
0,33%
Unimarc Organización y Servicios S.A.
99,0%
99,67%
91,0%
99,99%
99,995%
99,00%
98,00%
90,10%
Unimarc Abastecimiento S.A.
Cia Comercial Nacional S.A.
Supermercados Hipermarc S.A.
Inmobiliaria de Supermercados S.A.
Comercial SM Santiago S.A.
Transporte Santa Maria S.A.
Comercial Unimarc S.A.
1,0%
1,0001%
99,999%
Publicidad y Promociones S.A.
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

Property, Plant and Equipment

We own, directly or through other Inverraz subsidiaries, 24 supermarkets, one distribution center and administrative offices.  We also lease 17 supermarkets from third-parties in Chile.

The table below sets forth certain information concerning our principal properties and facilities as of December 31, 2006:

Facility	Registered Trademark	Region	District	Opening Date	Selling Space (M2)	Type of Interest
J.A. Rios (2)	Unimarc	M.R	Independencia	March 1970	460	Owned
J.M. Caro (2	Unimarc	M.R	San Miguel	June 1974	500	Owned
Santa Rosa (2)	Unimarc	M.R	La Granja	July 1969	536	Owned
Villa Olimpica (2)	Unimarc	M.R	Nunoa	June 1969	554	Owned
Manquehue (2)	Unimarc	M.R	Las Condes	September 1983	886	Owned
Americo Vespucio (1)	Unimarc	M.R	Las Condes	June 1974	952	Leased
Manuel Montt (2)	Unimarc	M.R	Providencia	December 1984	916	Owned
Irarrazaval (1)	Unimarc	M.R	Nunoa	June 1972	1,017	Leased
Diego Portales (2)	Unimarc	M.R	Santiago	June 1977	1,027	Owned
Grecia (2)	Unimarc	M.R	Nunoa	October 1984	1,143	Owned
Santa Maria (2)	Unimarc	M.R	Vitacura	November 1988	1,180	Owned
Gran Avenida (2)	Unimarc	M.R	San Miguel	December 1975	1,280	Owned
La Reina (1)	Unimarc	M.R	La Reina	March 1965	1,358	Leased
Vitacura (1)	Unimarc	M.R	Vitacura	June 1966	1,474	Leased
Maipu I (2)	Unimarc	M.R	Maipu	November 1988	1,750	Owned
Providencia (2)	Unimarc	M.R	Providencia	December 1984	1,874	Owned
Maipu II (2)	Unimarc	M.R	Maipu	February 1996	2,677	Owned
Los Leones (1)	Unimarc	M.R	Nunoa	May 1998	2,734	Leased
Tranqueras (2)	Unimarc	M.R	Vitacura	February 1989	2,998	Owned
Cordillera (2)	Unimarc	M.R	La Florida	March 1996	3,719	Owned
La Florida (2)	Unimarc	M.R	La Florida	June 1983	7,680	Owned
Amunategui (2)	Unimarc	M.R	Santiago	August 2003	360	Owned
La Cisterna (2)	Unimarc	M.R	La Cisterna	November 2003	1,030	Owned
Guanaco (1)	Unimarc	M.R	Conchali	2004	350	Leased
Zapadores (1)	Unimarc	M.R	Conchali	2004	400	Leased
Las Parcelas (1)	Unimarc	M.R	Peñalolen	2004	425	Leased
Curacavi (1)	Unimarc	V	Curacavi	2004	683	Leased
San Martin (2)	Unimarc	V	Vina del Mar	March 1986	783	Owned
Libertad (2)	Unimarc	V	Vina del Mar	December 1984	877	Owned
Quintero (1)	Unimarc	V	Quintero		657	Leased
Curico (1)	Unimarc	VII	Curico	August 1994	1,884	Leased
Concepcion (2)	Unimarc	VIII	Concepcion	November 1991	2,720	Owned
Chillan (2)	Unimarc	VIII	Chillan	November 1997	2,946	Owned
Machali (1)	Unimarc	VI	Rancagua	November 1997	1,947	Leased
Pichilemu (1)	Unimarc	VI	Pichilemu	December 2002	568	Leased
Club Hipico (2)	Unimarc	VIII	Talcahuano	November 1995	3,582	Owned
Temuco (2)	Unimarc	IX	Temuco	August 1997	3,600	Owned
Villarrica (1)	Unimarc	IX	Temuco	June 2002	600	Leased
Pitrufquen (1)	Unimarc	IX	Pitrufquen	April 2003	400	Leased
Loncoche (1)	Unimarc	IX	Loncoche	June 2003	277	Leased
Panguipulli (1)	Unimarc	X	Panguipulli	August 2002	602	Leased
Total	-----	------	------	------	61,406	-----
Distribution Center	-----	M.R	Renca	-----	10,000	Owned
_______________
(1)	We lease these 17 supermarkets from third parties.
(2)	We own 7 of these supermarkets directly and lease 17 of them from other Inverraz subsidiaries.

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

We operate the technological platform SAP, which is a network used in information management, merchandise control and financial management.  We also implemented the human resources software Meta4.  Additionally, each supermarket operates high technology equipment, including a cold storage room, freezers and a cash register system.  We believe that our facilities are suitable and adequate for the business that we conduct.

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

Introduction

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

We prepare our financial statements in accordance with Chilean GAAP, which differs in some important respects from U.S. GAAP.  Note 38 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Unimarc, and a reconciliation to U.S. GAAP of net loss and total shareholders’ equity of Unimarc for the years ended December 31, 2004, 2005 and 2006, respectively.  Except as otherwise indicated, all financial information about us for the years ended December 31, 2004 and 2005 has been restated in constant pesos of December 31, 2006 purchasing power to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets and liabilities, such that all such information is presented in comparable monetary terms.  The general price-level gain or loss reflected in our income statements indicates the effect of inflation on our net holdings of monetary assets and liabilities.  We lose or gain general purchasing power as a result of holding these assets and liabilities during a period of inflation.  Assets and liabilities are considered “monetary” for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level.  Examples of “monetary” assets and liabilities include accounts receivable, accounts payable and cash.  Although Chilean inflation moderated during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past.

Some of our liabilities are denominated in Unidades de Fomento.  An Unidad de Fomento is an inflation-indexed, peso-denominated monetary unit, which is set daily in advance, based on changes in the CPI in Chile of the immediately preceding month.  The adjustments to the closing value of Unidades de Fomento-denominated assets and liabilities are included in the price-level restatement account in our consolidated statement of income.  See Note 3.e. to our consolidated financial statements.

Overview

Our recent operating results have been affected by our expansion and renovation program, which began in 1994.  As part of the program, we renovated seventeen stores between 2001 and 2003, eight stores during 2004, twelve stores during 2005 and eleven stores during 2006.  Although stores being renovated generally do not close entirely for more than one week, our experience to date is that during the months in which a particular store is being renovated, sales decrease in an average of 29%, with a maximum decrease in sales of approximately 46% during one month.  Once a store renovation is complete, sales tend to increase by an average of approximately 15% compared to sales immediately prior to the renovation.  Additionally, we typically improve the product mix at renovated stores, which therefore experience higher sales than prior to the remodeling in high margin prepared food, perishables and frozen products.

Additionally, our expansion and renovation program entails the addition of new stores.  We have opened new supermarkets in Chile, one in 1996, one in 1998 and 1999, one in 2000, one in 2001, five in 2002, four in 2003 and five in 2004.  In our experience, sales generally decrease through the first six months of operation and subsequently rise until stabilizing approximately twelve months after opening.

We have financed our expansion program with funds generated by our operations as well as financing from both domestic and foreign financial entities.  Our effective tax rates in Chile in 2003, 2004 and 2005 were lower than the statutory rate of 16.5%, 17% and 17% respectively, mainly due to:

•	tax loss carry-forwards from subsidiaries;

•	tax benefits from certain capital lease transactions;

•	tax credits arising from certain employee training programs; and

•	tax benefits for accelerated depreciation.

During 2006 we received tax credits due to the recognition of accumulated losses incurred in previous years.  We may not be able to avail ourselves of any of these mechanisms in the future.

Operating Results

The table below shows financial information as a percentage of net sales for the periods indicated in accordance with Chilean GAAP.  For a summary of the same information expressed as a percentage of net sales in accordance with the consolidated operating results reconciled to U.S. GAAP, see “—U.S. GAAP Reconciliation”.

	Year ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	(78.0)%	(75.6)%	(75.6)%
Gross margin	22.0%	24.4%	24.4%
Administrative and selling expenses	(25.6)%	(28.1)%	(27.3)%
Operating income	(3.6)%	(3.7)%	(2.9)%
Non-operating income	1.4%	0.4%	0.4%
Non-operating expenses	(5.0)%	(4.2)%	(3.5)%
Price-level restatement	0.1%	0.3%	0.2%
Non-operating results	(3.6)%	(3.8)%	(2.9)%
Results before taxes	(7.2)%	(7.2)%	(5.9)%
Minority interest	0.002%	0.003%	0.004%
Income taxes	1.3%	0.1%	(0.8)%
Net loss	(6.0)%	(7.4)%	(6.7)%

  Year ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales

Our net sales include:

•	product sales;

•	payments received from suppliers in exchange for their access to shelf space, in the form of discounts, special promotions and other marketing arrangements;

•	payments from our lessees in each store; and

•	rent payments in connection with the lease of our facilities in Argentina.

During 2006, our net sales increased to Ch$118,091 million, or 4.96%, as compared to Ch$112,509 million during 2005.  This increase was mainly the result of an increase in our sales volume and an increase in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products as well as food products.  During 2006, same store sales increased to Ch$104,436 million, or 5.5%, as compared to Ch$98,957 million during 2005, while new stores had a better performance than existing stores.  Same store sales include the sale of products in stores existing both during the current and the immediately prior financial year, while the remainder of store sales include the sale of products in stores that were opened during the relevant financial year.

Cost of Sales and Gross Margin.  Our cost of sales mainly includes the purchase cost of products from suppliers, including among others, the cost of perishable goods, food and non-food products, beverages and liquors.  During 2006, our cost of sales increased to Ch$89,266 million, or 4.95%, as compared to Ch$85,055 million during 2005, principally as a result of our sales increase.  The increase in our cost of sales was partially off-set by the worsening in our marketing margin, attributable to (1) a increase in the purchase price of some of the products we purchase from our suppliers and (2) an increase in our sales of private label products, which have a lower purchase cost as compared to other brand products.  In 2006, our cost of sales accounted for 75.6% of our net sales, is the same in 2005.

Our gross profit increased to Ch$28,825 million in 2006, or 5%, from Ch$27,453 million in 2005.  Our gross profit, as a percentage of our net sales, increased to 24.4% in 2005 is the same in 2006.

Administrative and Selling Expenses.  Our administrative and selling expenses include the payment of salaries, depreciation expenses, rent payments for the lease of supermarket facilities, and costs of materials, power and electricity.  During 2006, our administrative and selling expenses increased to Ch$32,261 million, or 1.95%, from Ch$31,643 million during 2005.  Of the Ch$32,261 million in administrative and selling expenses:

•
We attribute Ch$4,081 million to depreciation expenses, compared to Ch$4,205 million during 2005.  This decrease was principally the result of lower expenses incurred in connection with store renovations we made during 2005 and 2006.  During 2006, we renovated eleven stores in Grecia, Providencia, Maipu I, Machali, Vespucio, Irarrazabal, Temuco, La Florida, Curico, Quintero and Curacavi.

•	We attribute Ch$24,460 million to administrative expenses, compared to Ch$23,823 million during 2006. This increase was mainly due to lower marketing costs and salary expenses incurred during 2006.

During 2006 and 2005 administrative and selling expenses represented 27.3% and 28.1% of our net sales, respectively.

Operating Income.  During 2006, we had an operating loss of Ch$3,436 million, compared to an operating loss of Ch$4,190 million during 2005.  Our operating loss was principally the result of a low gross profit, as compared to our cost of sales.  Our operating loss represented 2.9% of our net sales in 2006 and 3.7% of our net sales in 2005.

Non-Operating Income.  The table below provides non-operating income information for the years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(in millions of Chilean pesos)
Interest income	26	107
Income from investments in related companies	-	-
Gain on sale of fixed assets *	276	-
Other non-operating income	155	330
Total	456	437
_______________
*	Our consolidated income statement includes income from the sale of fixed assets in “Other non-operating income”.

During 2006, our non-operating income decreased to Ch$437 million, or 4.35%, from Ch$456 million during 2005.

Non-operating Expenses.  The table below provides information with respect to our non-operating expenses for the years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(in millions of Chilean pesos)
Interest expense	3,389	2,914
Loss from investments in related companies	-	-
Amortization of goodwill	1,235	1,117
Loss on sale of assets *	72	-
Other non-operating expenses	20	93
Total	4,717	4,124
_______________
*	Our consolidated financial statements include the loss from the sale of fixed assets in “Other Non-operating Expenses”.

During 2006, our non-operating expenses decrease to Ch$4,124 million, or 12.6%, from Ch$4,717 million in 2004.  We attribute the decrease in loss on interest expense to Ch$2,914 million in 2006 from Ch$3,389 million in 2005.

Under Chilean GAAP, (1) goodwill represents the excess of the purchase price paid for the stock of a company we have acquired over such stock’s net book value at the time of the stock purchase transaction, and (2) negative goodwill represents the excess of the net book value of the stock of a company we have acquired over such stock’s purchase price at the time of the stock purchase transaction.  Generally, we amortize goodwill and negative goodwill over a maximum period of 20 years.  During 2005 and 2006, the amortization of goodwill decreased to Ch$1,235 million and Ch$1,117 million, respectively, resulting from our purchase of several companies, including among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A.  See Note 12 to our financial statements.

Income Taxes.  In 2006, we recognized a tax benefit of Ch$(998) million, compared to a tax benefit of Ch$(151) million in 2005.  We attribute our tax benefit during both years to the recognition of deferred taxes arising from accumulated tax losses.

Net Loss.  During 2006 and 2005, our net losses were Ch$7,905 million and Ch$8,294 million, respectively.

  Year ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales

During 2005, our net sales decreased to Ch$112,509 million, or 10.95%, as compared to Ch$126,342 million during 2004.  This decrease was mainly the result of a decrease in our sales volume and an decrease in the sales price of several of our principal product categories, which include beauty care products, clothing and other non-food products as well as food products.  During 2005, same store sales decreased to Ch$99,288 million, or 8.17%, as compared to Ch$108,124 million during 2004, while new stores had a better performance than existing stores.  Same store sales include the sale of products in stores existing both during the current and the immediately prior financial year, while the remainder of store sales include the sale of products in stores that were opened during the relevant financial year.

Cost of Sales and Gross Margin.  Our cost of sales mainly includes the purchase cost of products from suppliers, including among others, the cost of perishable goods, food and non-food products, beverages and liquors.  During 2005, our cost of sales decreased to Ch$85,055 million, or 13.72%, as compared to Ch$98,586 million during 2004, principally as a result of our sales decrease.  The decrease in our cost of sales was partially off-set by the worsening in our marketing margin, attributable to (1) an increase in the purchase price of some of the products we purchase from our suppliers and (2) a decrease in our sales of private label products, which have a lower purchase cost as compared to other brand products.  In 2005, our cost of sales accounted for 75.6% of our net sales, as compared to 78.0% in 2004.

Our gross profit decreased to Ch$27,453 million in 2005, or 1.09%, from Ch$27,757 million in 2004.  Our gross profit, as a percentage of our net sales, increased to 24.4% in 2005 from 21.97% in 2004.

Administrative and Selling Expenses.  Our administrative and selling expenses include the payment of salaries, depreciation expenses, rent payments for the lease of supermarket facilities, and costs of materials, power and electricity.  During 2005, our administrative and selling expenses decreased to Ch$31,643 million, or 2.09%, from Ch$32,319 million during 2004.  Of the Ch$31,643 million in administrative and selling expenses:

•
We attribute Ch$4,205 million to depreciation expenses, compared to Ch$4,632 million during 2004.  This decrease was principally the result of lower expenses incurred in connection with store renovations we made during 2004 and 2005. During 2005, we renovated several stores, including Amunategui, Providencia, Diego Portales, Los Leones, Las Tranqueras, Chillan, Santa Maria, Vitacura, Concepcion, Club Hipico, Maipu II and Cordillera.

•	We attribute Ch$27,438 million to administrative expenses, compared to Ch$27,687 million during 2004. This decrease was mainly due to lower marketing costs and salary expenses incurred during 2005.

During 2005 and 2004 administrative and selling expenses represented 28.1% and 25.6% of our net sales, respectively.

Operating Income.  During 2005, we had an operating loss of Ch$4,190 million, compared to an operating loss of Ch$4,562 million during 2004.  Our operating loss was principally the result of a low gross profit, as compared to our cost of sales.  Our operating loss represented 3.6% of our net sales in 2004 and 3.7% of our net sales in 2004.

Non-Operating Income.  The table below provides non-operating income information for the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in millions of Chilean pesos)
Interest income	479	26
Income from investments in related companies	3	0
Gain on sale of fixed assets *	538	276
Other non-operating income	709	155
Total	1,729	456
_______________
*	Our consolidated income statement includes income from the sale of fixed assets in “Other non-operating income”.

During 2005, our non-operating income decreased to Ch$447 million, or 73.6%, from Ch$1,694 million during 2004.

Non-operating Expenses.  The table below provides information with respect to our non-operating expenses for the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in millions of Chilean pesos)
Interest expense	3,801	3,389
Amortization of goodwill	1,363	1,235
Loss on sale of assets *	1,111	72
Other non-operating expenses	106	20
Total	6,381	4,717
_______________
*	Our consolidated financial statements include the loss from the sale of fixed assets in “Other Non-operating Expenses”.

During 2005, our non-operating expenses decrease to Ch$4,717 million, or 26.0%, from Ch$6,381 million in 2004.  We attribute the decrease in loss on sale of assets to Ch$72 million in 2005 from Ch$1,111 million in 2004.

Under Chilean GAAP, (1) goodwill represents the excess of the purchase price paid for the stock of a company we have acquired over such stock’s net book value at the time of the stock purchase transaction, and (2) negative goodwill represents the excess of the net book value of the stock of a company we have acquired over such stock’s purchase price at the time of the stock purchase transaction.  Generally, we amortize goodwill and negative goodwill over a maximum period of 20 years.  During 2004 and 2005, the amortization of goodwill amounted to Ch$1,361 million and Ch$1,235 million, respectively, resulting from our purchase of several companies, including among others, the purchase of Hipermarc and Inmobiliaria de Supermercados S.A.  See Note 12 to our financial statements.

Income Taxes.  In 2005, we recognized a tax benefit of Ch$(151) million, compared to a tax benefit of Ch$1,623 million in 2004.  We attribute our tax benefit during both years to the recognition of deferred taxes arising from accumulated tax losses.

Net Loss.  During 2005 and 2004, our net losses were Ch$8,294 million and Ch$7,526 million, respectively.

  Liquidity and Capital Resources

Our primary sources of liquidity consist of cash from operations and cash available under lines of credit and other financing arrangements.  During 2006, cash used in operations was Ch$2,224 million compared to cash used in operations of Ch$4,276 million in 2005.

During 2006, net funds from other sources that we used in investment and financial activities were Ch$2,378 million.  During 2005, net funds from other sources were Ch$2,614 million, derived principally from sales of assets, sale of investments and increase in long-term liabilities.  Historically, we have financed a portion of our capital needs through a series of sale/leaseback transactions with related entities.  Under these sale/leaseback transactions, we sell existing supermarkets to related entities, mainly to Renta Nacional Compañía de Seguros de Vida S.A., or Renta Nacional, to finance the construction and/or remodeling of other supermarkets.  We may then repurchase these supermarkets using funds generated from our operations.  We may enter into additional sales or sale-leaseback transactions with Renta Nacional or other related entities in order to finance the acquisition of new stores or renovation of existing stores.  Any such transactions will only be entered into on terms no less favorable than those which could be obtained from non-related third parties.

Our principal uses of funds in 2006 and 2005 were:

•	costs associated with the renovation and expansion of existing stores;

•	payments to personnel and suppliers; and

•	bank debt and obligations under capital leases.

Our foreign currency liabilities, including our long-term debt, are denominated in U.S. dollars and Argentine pesos.  As of December 31, 2006, we had liabilities in the amount of Ch$4,359 million denominated in U.S. dollars and Ch$1,138 million denominated in Argentine pesos.

During 2006, we anticipate capital expenditures in the amount of Ch$511 million to finance our ongoing supermarket renovation program, which we expect to fund from internally generated resources.  See “Item 4. Information on the Company — Principal capital expenditures and divestitures”.

Long-term Liabilities.  As of December 31, 2006, our long-term liabilities amounted to Ch$25,764 million, as compared to Ch$32,705 million as of December 31, 2005 and Ch$39,440 million as of December 31, 2004.  As of December 31, 2006, our long-term bank debt comprised (1) one loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$821 million, or 20% of our long-term bank debt, (2) one loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$2,403 million, or 58.5% of our long-term bank debt and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$245 million, or 6% of our long-term bank-debt, and two loan denominated pesos non-adjustable Ch$637 million.  The average weighted maturity of our outstanding long-term liabilities as of December 31, 2006 was approximately not but of ten years.  As of December 31, 2005, our long-term bank debt comprised (1) one loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$1,465 million, or 14.1% of our long-term bank debt, (2) two loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$7,730 million, or 78.7% of our long-term bank debt and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$145 million, or 2% of our long-term bank-debt, and a loan denominated pesos non-adjustable Ch$501 million.  Our total long-term liabilities at December 31, 2006 also included (1) long-term obligations in the total amount of Ch$2,321 million under various equipment lease contracts, (2) lease payment obligations in the total amount of Ch$18,164 million owed to Renta Nacional in connection with the supermarket we lease from it and (3) deferred income in the amount of Ch$697 million. This deferred income reflects early lease payments we received from Supermercados Norte for the lease of our supermarkets in Argentina and documents to pay long term of Ch$697 million.  As of December 31, 2006, the average weighted maturity of our liabilities under this lease was approximately 20 years.

The collateral below secures certain of our major loans:

•	mortgages on two of our supermarkets, Maipu I and Maipu II, secured the loan that we received from CorpBanca;

•	a mortgage on one of our supermarkets, Vina San Martin, secured the loan that we received from Banco Scotiabank S.A. (SudAmericano); and

•
mortgages over certain forestry assets owned by the following related parties, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Ltda., secured the loan that we received from BankBoston.

Short-term liabilities.  As of December 31, 2006, our short-term debt amounted to Ch$7,669 million, as compared to Ch$5,397 million as of December 31, 2005.  As of December 31, 2006, our short-term bank debt comprised (1) one loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$652 million, or 8.5% of our short-term bank debt, (2) three loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$6,620 million, or 86.3% of our short-term bank debt and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$33 million, or 0.4% of our short-term bank-debt, and two loan denominated pesos non-adjustable Ch$364 million or 4.8% of our short-term bank-debt. During 2005, the interest payable on our short-term debt was as follows:  (1) three loans denominated in Unidades de Fomento, with an outstanding balance, including both principal and interest, of Ch$1,252 million, or 16.4% of our short-term bank debt, (2) three loans denominated in U.S. dollars, with an outstanding balance, including both principal and interest, of Ch$3,701 million, or 80% of our short-term bank debt and (3) one loan denominated in another currency with an outstanding balance, including both principal and interest, of Ch$218 million, or 1% of our short-term bank-debt, and a loan denominated pesos non-adjustable Ch$225 million or 2.6% of our short-term bank-debt.

Impact of Inflation and Price-Level Restatement

Under Chilean GAAP we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso during each year, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities.  For all the above balances, the restatement is based on the variation of the official CPI of the INE, with the exception of assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

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

During 1998, Technical Bulletin No. 64, or “BT 64”, was issued, which superseded Technical Bulletin No. 51 under Chilean GAAP for 1999 and subsequent years.  In accordance with BT 64, the financial statements of the Argentine subsidiary were converted into Chilean pesos at year end rates, and any difference between the end of the year net equity of the subsidiary and the corresponding investment account, after price level restatement, of the parent company was recorded in shareholders’ equity as a cumulative conversion adjustment.  Prior to 1999, the financial statements of the Argentine subsidiary were converted to Chilean pesos using Chilean pesos as the functional currency.

Because of Chile’s past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in Unidades de Fomento.  Most long-term assets and liabilities in pesos are indexed in Unidades de Fomento and the adjustment to the closing value is reflected in the price-level adjustment account.

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

Notes and accounts receivable and sundry debtors

We perform continuous evaluation of credit to our clients, and we restate the limits of credit on the basis of the history of payments and the current behavior of the client, as determined from our review of the credit information currently available about the client.  We continuously supervise collections from, and payments made by, our clients and we maintain a provision for estimated credit losses based on the period of nonpayment of balances, which are presented as a deduction under “Notes receivable” and “Sundry debtors”.  While such credit losses have been historically within our estimates and the provisions established, we may not ascertain that we will continue to experience the same credit loss rates that we have had in the past.

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

Property, Plant and Equipment and Depreciation

We record property, plant and equipment at price level restated purchase price.  We compute depreciation using the straight-line method over the estimated useful lives of the assets.  The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions, relating to the useful lives of such assets, that affect the reported amounts of assets and the disclosure at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  As of December 31, 2006, we estimated the useful lives of our property, plant and equipment as follows:

•	60 years for buildings;

•	3 – 20 years for machinery and equipment; and

•	10 years for furniture and materials, as well as water, fuel, electricity and other equipment.

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

Contingent Liabilities

We are party to a number of claims and lawsuits that are related to the normal course of business activity.  Additionally, we are subject to certain legal proceedings against us filed by creditors of our affiliates, that seek the repayment of several loans.  Although we may not anticipate the amount of the related liabilities, we record provisions when we consider such liabilities as probable and reasonably estimable.  We base the provisions on historical experience and legal advice, and we review them on a three-month basis and update them based on further developments.  Changes in the amount of the provisions affect our consolidated income statements.  As of December 31, 2006, we had ceded provisions in the total amount of Ch$544 million with respect to labor proceedings and other contingencies.  See “Item 3. Key Information” and “Item 8. Financial Information — Legal Proceedings”.

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

Assets Impairments

We monitor the carrying value of long-lived assets for potential impairment each quarter based on whether certain trigger events have occurred, such as current period losses combined with a history of losses, or a projection of continuing losses, or a significant decrease in the market value of an asset.  When a trigger event occurs, we perform an impairment calculation by comparing (1) projected undiscounted cash flows utilizing current cash flow information and expected growth rates related to specific stores (2) to the carrying value for those stores.  If we identify impairment for long-lived assets other than real property, we compare discounted future cash flows to the asset’s current carrying value, and we record impairment when the carrying value exceeds the discounted cash flow.  With respect to owned property and equipment associated with closed stores, we adjust the value of the property and equipment to reflect recoverable values based on our previous efforts to dispose of similar assets and current economic conditions.  We recognize impairment for the excess of carrying value over estimated fair market value, reduced by estimated direct costs of disposal.  We reflect any reductions in the carrying value of assets resulting from the application of this policy in the income statement as “asset impairment charges”.

Goodwill

Under Chilean GAAP, goodwill arises from the surplus in the purchase value of companies acquired over their net accounting value.  Negative goodwill results when the net accounting value exceeds the purchase price of the acquired companies.  Goodwill and negative goodwill also arise from the purchase of investments accounted under the equity method.  Goodwill and negative goodwill are regularly amortized over a maximum period of 20 years, considering the earning period of the investments.  Chilean GAAP also provides that the amortization of goodwill and negative goodwill may be accelerated if the proportional income or loss of the company in which the investment is made exceeds the amount of the respective linear amortization

  U.S. GAAP Reconciliation

The main differences between Chilean GAAP and U.S. GAAP that affected our results for the years ended December 31, 2006, 2005 and 2004, are:

•	the adjustment under U.S. GAAP of the contingency of loss (provision) that correspond to Unimarc as guarantor of the contractual obligations;

•	the adjustment under U.S. GAAP of excess price paid to shareholders over the original cost basis for the repurchase of assets;

•	the capitalization under U.S. GAAP of interest incurred during the period that assets are being constructed or prepared for productive use;

•	the reversal under U.S. GAAP of the amortization of negative goodwill under Chilean GAAP;

•
the reversal under U.S. GAAP of the amortization of goodwill in a business combination with companies under common control, which combination is accounted for as a distribution to shareholders and a reduction of shareholders’ equity for U.S. GAAP purposes; and

•	the reversal of gain and losses from the sale of assets to related companies.

Under U.S. GAAP, we are required to accumulate a liability for our obligation to pay a dividend equal to at least 30% of our net income in the relevant year unless otherwise agreed by our shareholders.  Pursuant to Chilean GAAP, our financial statements also recognize the effects of inflation.  The effect of inflation has not been reversed in reconciliation with U.S. GAAP.

Our gross profit for the year ended December 31, 2006 under U.S. GAAP was Ch$28,825 million, or a 25.06% gross margin, while the amount that we reported under Chilean GAAP was Ch$28,825 million, or a 24.4% gross margin.  Our gross profit for the year ended December 31, 2005 under U.S. GAAP was Ch$27,757 million, or a 23.0% gross margin, while the amount that we reported under Chilean GAAP was Ch$27,453 million or a 24.4% gross margin.  Gross profit for the year ended December 31, 2004 under U.S. GAAP was Ch$27,757 million, or a 22.0% gross margin, while the amount that we reported under Chilean GAAP was Ch$ Ch$27,757 million, or a 21.3% gross margin.

Our operating loss for the year ended December 31, 2006 under U.S. GAAP was Ch$3,573 million, while the amount that we reported under Chilean GAAP was Ch$3,436 million.  Our operating loss for the year ended December 31, 2005 under U.S. GAAP was Ch$4,648 million, while the amount that we reported under Chilean GAAP was Ch$4,190 million.  Our operating loss for the year ended December 31, 2004 under U.S. GAAP was Ch$4,648 million, while the amount that we reported under Chilean GAAP was Ch$4,563 million.

The following table sets forth certain financial information for Unimarc as a percentage of net sales for the periods indicated, in accordance with U.S. GAAP.

	Year ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	(77.0)%	(75.0)%	(74.9)%
Gross margin	23.0%	25.0%	25.1%
Administrative and selling expenses	(26.9)%	(28.8)%	(28.2)%
Operating Income	(3.9)%	(3.9)%	(3.1)%
Non-operating income	1.4%	0.3%	0.4%
Non-operating expense	(4.5)%	(3.2)%	(24.8)%
Price-level restatement	(0.0)%	0.3%	0.2%
Non-operating results	(3.1)%	(2.6)%	(24.3)%
Results before taxes	(7.0)%	(6.4)%	(27.3)%
Income taxes	0.3%	(1.6)%	2.9%
Net income (loss)	(6.7)%	(8.1)%	(24.5)%
Minority interest	0.0%	0.0%	0.0%
Net income (loss)	(6.7)%	(8.1)%	(24.5)%

Our net loss for the year ended December 31, 2006 under U.S. GAAP was Ch$28,118 million, compared to our net loss reported under Chilean GAAP of Ch$7,905 million.  The net loss under U.S. GAAP was higher mainly due to:

•	the adjustment under U.S. GAAP of the contingency of loss (provision) that correspond to Unimarc as guarantor of the contractual obligations;

•	adjustment for business combinations with companies under common control; and

•	an adjustment for deferred tax provisions.

Our net loss for the year ended December 31, 2005 under U.S. GAAP was Ch$8,909 million, compared to our net loss reported under Chilean GAAP of Ch$8,294 million.  The net loss under U.S. GAAP was higher mainly due to:

•	adjustment for business combinations with companies under common control;

•	an adjustment for deferred tax provisions; and

•	loss on sale of fixed assets to related companies.

Our net loss for the year ended December 31, 2004 under U.S. GAAP was Ch$8,019 million, compared to that reported under Chilean GAAP of Ch$7,526 million.  The net loss under Chilean GAAP was higher mainly due to:

•	adjustment for business combinations with companies under common control;

•	an adjustment for deferred tax provisions; and

•	loss on sale of fixed assets to related companies.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2006 was Ch$39,237 million, compared to that reported under Chilean GAAP of Ch$77,240 million.  The principal reasons for the difference between total shareholders’ equity under U.S. GAAP and Chilean GAAP in this period are:

•	the adjustment under U.S. GAAP of the contingency of loss (provision) that correspond to Unimarc as guarantor of the contractual obligations;

•	an adjustment of deferred income tax;

•	an adjustment for payment to shareholders for excess purchase price over book value;

•	an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets; and

•	the conversion of Hipermarc to FAS 52.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2005 was Ch$66,936 million, compared to that reported under Chilean GAAP of Ch$84,726 million.  The principal reasons for the difference between total shareholders’ equity under U.S. GAAP and Chilean GAAP in this period are:

•	an adjustment of deferred income tax;

•	an adjustment for payment to shareholders for excess purchase price over book value;

•	an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets; and

•	the conversion of Hipermarc to FAS 52.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2004 was Ch$78,760 million, compared to that reported under Chilean GAAP of Ch$96,152 million.  The principal reasons for the difference between total shareholders’ equity under U.S. GAAP and Chilean GAAP in this period are:

•	an adjustment of deferred income tax;

•	an adjustment for payment to shareholders for excess purchase price over book value;

•	an adjustment for the payment to shareholders for excess of purchase price over original cost of repurchased assets; and

•	the conversion of Hipermarc to FAS 52

Research and Development, Patents and Licenses, Etc.

We did not incur any research and development expenses during 2006, 2005 or 2004.  We have fully paid any amounts owed with respect to patent and trademark rights.

Off-Balance Sheet Arrangements

There are no off-balance sheet transactions, agreements or other contractual arrangements to which any unconsolidated entity and we are a party, and under which we have (1) any obligation under a guarantee contract having any of the characteristics specified in paragraph 3 of FASB Interpretation No. 45; (2) any retained or contingent interest in assets transferred by us to any unconsolidated entity or similar arrangement serving as credit, liquidity or market risk support to such entity for such assets; (3) any obligation under a derivative instrument classified as equity, or (4) any obligation arising out of a variable interest in an unconsolidated entity held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.  See Note 27 to our audited consolidated financial statements for a description of our contingent liabilities.

Tabular Disclosure of Contractual Obligations
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in Ch$ million)
Long-Term Debt Obligations (1)	11,775	7,669	2,215	971	920
Capital (Finance) Lease Obligations (2)	36,441	2,226	6,677	5,871	21,667
Operating Lease Obligations(3)	1,726	60	653	653	360
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements (4)	1,869	1,172	697	0	0
Total	51,811	11,127	10,242	11,394	19,048
_________________________
(1)	Includes loans payable to banks.
(2)
Includes lease obligations payable to Telefonos de Mexico S.A.B. de C.V. for computer leases, and lease obligations payable to Compañía de Seguros de Vida Renta Nacional S.A. for the lease of La Florida supermarket and to Compañía de Seguros de Vida Corp S.A. for the lease of La Reina supermarket.

(3)
Reflects a five-year estimate of our lease obligations to affiliated entities for supermarket leases, as determined based on our estimate of sales for 2007, using our sales from January through June of 2006.  Our leases provide that our lease obligations to such entities represent a specified percentage of our sales, generally equal to 2.2%.

(4)	Includes deferred tariffs on equipment imports made in prior years as well as deferred income from lease payments made by Hipermarc to Supermercados Norte.

Item 6.	Directors, Senior Management and Employees

Board of Directors

At June 30 2007, our directors were as follows:

Name	Position	Current Position Held Since	Years with Unimarc or related entities	Age
Francisco Javier Errazuriz Ovalle	Chairman and Director	November 1997	8 years	33
Cesar Macias Quiroz	Director	April, 2005	14 years	47
Ramon Mendez Cifuentes	Director	April, 2002	9 years	52
Patricio Bosselin Molina	Director	April 2005	7 years	35
Nestor Velasquez Sanchez	Director	April 2007	20 years	40

Mr. Francisco Javier Errazuriz Ovalle is the Chairman and director of Unimarc, as well as of several other Inverraz subsidiary companies.  Mr. Errazuriz joined us in 1996.  He holds a degree in business administration from the Universidad de Chile.

Mr. Cesar Macias Quiroz is a director of Unimarc.  Mr. Macias joined the Inverraz Group in 1991. Mr. Macias is at present, the Chief Executive Officer in Cidef S.A. He holds a degree in Mechanical Engineering from Universidad de Santiago and an MBA degree from Universidad de Santiago.

Mr. Ramon Mendez Cifuentes is a director of Unimarc and joined us in 1998.  He holds a degree in Factor de Comercio.

Mr. Patricio Bosselin Molina is a director of Unimarc.  Mr. Bosselin joined the Inverraz Group in 2000 and has held several positions within the Inverraz Group and Unimarc, including the position of  Assistant Financial Manager in Inverraz. He holds a degree in business administration from Universidad Central de Chile and a degree in agribusiness from Universidad Central de Chile.

Mr. Nestor Velasquez Sanchez is a director of Unimarc.  Mr. Velasquez is a director of Unimarc.  Mr. Velasquez joined the Inverraz Group in 1987. Mr. Velasquez is at present, the Chief Executive Officer in Pesquera Bahia Coronel.

Executive Officers

As of June 30, 2007, our executive officers were as follows:

Name	Position	Age
Francisco Javier Errazuriz Ovalle	Principal Executive Officer	33
Elias Errazuriz Errazuriz	General Manager	54
Patricio Bosselin Molina	Principal Financial Officer	35
Guy Barroilhet Sanchez	Commercial Manager	48
Juan Miguieles Silva	Systems Manager	45
Olga Melo Vergara	Logistic Manager	53
Joaquin Abbott Galaz	Internal Auditor	53

Mr. Francisco Javier Errazuriz Ovalle is our Principal Executive Officer.

Mr. Elias Errazuriz Errazuriz is a General Manager of Unimarc.  Mr. Errazuriz joined the Inverraz Group in 1997.  Mr. Errazuriz held office several positions in the holding Camelio since 1975 to 1986, including the position of Chief Executive Officer.  He has also served as:  (1) from 1986 to 1991,

Chief Executive Officer in Pesquera Comtesa S.A., (2) from 1993 until 1996, Operations Manager of Salmones Aguas Claras S.A., (3) in 1996, Commercial Manager in Pesquera San Pedro S.A., (4) from 1997 until 1998, Commercial Manager in Pesquera Nacional S.A. and (5) from 1986 to 1991, Chief Executive Officer in Salmones Unimarc S.A. He holds a degree as Factor de Comercio.

Mr. Patricio Bosselin Molina is our Principal Financial Officer.

Mr. Guy Barroilhet Sanchez, our Commercial Manager, joined us in 2005.  Mr. Barroilhet joined the Inverraz Group in 2002. He holds a degree in business administration from the Boston University.

Mr. Juan Miguieles Silva, our Systems Manager, joined us in 1999.  Mr. Miguieles joined the Inverraz Group in 1986 and held the position of Systems Manager in Renta Nacional Compania de Seguros Generales S.A. prior to becoming the Systems manager in Unimarc.  He holds a degree in business administration from the Universidad de Concepcion.

Ms. Olga Melo Vergara, our Logistic Manager joined us in 1980.  Ms. Melo has also held office as supermarket manager and zonal supermarkets manager.  She holds a degree in business administration from Universidad Catolica de Chile.

Mr. Joaquin Abbott Galaz, our internal auditor, joined us in 1982.  Mr. Abbott holds a degree as Auditing Accountant from Universidad de Concepción.

  Compensation

Pursuant to the agreement established during the shareholders’ ordinary meeting of Unimarc, we paid no fees to our Directors.

For the year ended December 31, 2006, the aggregate amount of compensation that we paid to our executive officers totaled Ch$209 million, or U.S.$392,870.

We do not disclose to our shareholders or otherwise make available public information regarding the compensation of our individual executive officers.

Unimarc does not have any pension or retirement programs for its directors or executive officers.

  Board Practices

Under our bylaws, our board of directors must be comprised of seven directors who are elected at the annual regular shareholders’ meeting.  The entire board of directors is elected every three years.  The current board of directors was elected in April 2006.  If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected.  There are regularly scheduled monthly meetings of the board of directors.  Extraordinary meetings are convened (1) when called by the President, (2) when requested by any other director with the assent of the President or (3) when requested by an absolute majority of the directors.

Employees

	Year ended December 31,
	2004	2005	2006
Total Unimarc employees	3,880	4,339	4,351
Total Affiliate employees	319	352	366
Total	4,199	4,691	4,717

As of December 31, 2006, we had (1) 4,351 of our own employees and (2) an additional 366 employees of our affiliate, Interagro Comercio y Ganado S.A.  Our employees were geographically located as follows:  (1) 3,227 in the metropolitan region, (2) 247 in region V, (3) 97 in region VI, (4) 116 in region VII, (5)  393 in region VIII, (6) 224 in region IX, and (7) 47 in region X.  We had collective contract agreements with several unions as at that same date.  Our employees receive (1) salaries established in accordance with our policies, (2) benefits provided for by law, and (3) additional benefits that we provide in accordance with applicable collective bargaining agreements.

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

  Share ownership

The table below shows information regarding our stock that our Directors held as of June 30, 2007:

	Number of Shares	Percentage Owned
Francisco Javier Errazuriz Ovalle	633,950	0.05%
Ramon Mendez Cifuentes	55,975	0.0044%

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding equity is shares of common stock or ordinary shares.  As of June 30, 2007, we had 1,261,849,619 shares of common stock issued and paid-in.  As of that date, 661,158 ADSs were issued, representing a total of 33,057,900 of our shares of common stock.  Each ADS represents 50 shares of our common stock.

The following table sets forth certain information regarding the record ownership of our common stock as of April 30, 2007 with respect to shareholders known to us and with respect to all of our directors and executive officers as a group.  Such information is derived from our records and reports filed with the Superintendencia de Valores y Seguros and the Chilean Stock Exchanges:

Shareholder	Number of Shares	Percentage Ownership
Alimentos Nacionales S.A.	721,318,546	57.16%
Renta Nacional Compañía de Seguros de Vida S.A.	171,913,643	13.62%
Fruticola Nacional S.A.	66,715,441	5.29%
Banchile Corredores de Bolsa S.A.	60,027,923	4.76%
The Bank of New York	35,076,800	2.78%
Beta Fondo de Inversion	31,227,368	2.50%
Ganadera Las Cruces S.A.	25,362,359	2.01%
Renta Nacional Compañía de Seguros Generales S.A.	21,850,000	1.73%
Euroamerica Corredores de Bolsa	17,642,031	1.40%
Irarrazaval y Cia. Corredores de Bolsa S.A.	15,949,496	1.26%
Larrain Vial S.A. Corredores de Bolsa	8,694,259	0.69%
Valores Security S.A. C. de B.	8,360,046	0.66%
Inmobiliaria Escorial Ltda.	7,994,722	0.63%
Salmoprocesos S.A.	7,432,718	0.59%
Bolsa de Corredores, Bolsa de Valores	6,607,244	0.52%
Errazuriz Talavera Francisco Javier	1,579,336	0.13%
Sociedad de Inversiones Trinidad S.A.	1,506,301	0.12%
Comercial Marchigue S.A.	1,254,860	0.10%
Francisco Javier Errazuriz Ovalle	633,95	0.05%
Ramon Mendez Cifuentes	55,975	0.00%
Joaquin Abbott Galaz	9,681	0.00%
Victor Cantillano Vergara	5,583	0.00%
Others	48,914,434	3.81%
Total	1,261,849,619	100.00%

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

We have guaranteed the payment of certain debts incurred by our affiliates, including: two loans in the aggregate principal amount of U.S.$109.4 million from a syndicate of banks, for which State Street acted as agent, to Inverraz in 1994 and 1996.  As of December 31, 2006, the aggregate outstanding balances of the 1994 loan and the 1996 loan (including only principal) were U.S.$44.4 million and U.S.$65.0 million, respectively.  As guarantor, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable credit agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our “attributable liability”.  In each loan our “attributable liability” is adjusted from time to time based on the outstanding balance of such loan.  However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements.  The aggregate amount of the attributable liabilities of all guarantors under each loan are equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

In April 2001, following a default by Inverraz and the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors (including us) and certain other entities claimed to be “loan guarantors” (collectively, the “Chilean Defendants”) seeking repayment of the loans.  Refer to the case of State Street Bank and Trust Co. v. Inversiones Errazuriz Ltd. et al., No. 01 Civ. 3201 (RLC) (the “State Street Litigation”).  The Chilean Defendants did not answer the complaint filed in the State Street Litigation on a timely basis, and a default judgment was entered on December 4, 2001 against all the Chilean Defendants, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans, a liquidated amount of “$57,283,874.86, with accrued pre-judgment interest at $20,011.63 per day from and including November 1, 2001” and “$79,180,000.12, with accrued pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001”, for the 1994 and 1996 loans, respectively.

The Chilean Defendants sought to vacate the default judgment.  During that legal process, we maintained that, pursuant to our capped attributable liability under the credit agreements, we were exposed to liability of $13,688,889 under the 1994 loan and $25,230,328 under the 1996 loan.  However, the default judgment was upheld on appeal and became a final, binding U.S. judgment.  The Chilean Supreme Court granted the exequatur sought by State Street and recognized the U.S. judgment as the equivalent of an enforceable Chilean judgment on May 14, 2007, as described in greater detail in “Item 8 – Financial Information – Legal Proceedings”.  The Chilean Defendants intend to pursue all available defenses vigorously to enforcement of this judgment, but, in the event the Chilean courts reject these defenses, any and/or all of them, including us, could be held liable for the full amount awarded to State Street under the U.S. judgment, which, at present, exceeds $136 million, plus interest.

We also have guaranteed the payment of the following debts that our affiliates have incurred:

•
Two loan granted by Banco Santander Santiago, and two loans granted by CorpBanca to Inmobiliaria y Constructora Nacional S.A., which loans had aggregate outstanding balances, including both principal and interest, of Ch$2,015 million and Ch$3,457 million, respectively, as of December 31, 2006.  We mortgaged one of our supermarkets, Providencia, located in the metropolitan region.  As of December 31, 2006, the aggregate book value of the mortgaged properties securing the repayment of these loans was Ch$5,472 million.

•
A U.S.$10.7 million loan granted by Nai International II, Inc. to Hipermarc in June 1999 for the construction of two movie-theater complexes in the Belgrano and Quilmes Argentine shopping malls.  As of December 31, 2006, the outstanding balance of this loan, including both principal and interest, was $3,745,703.  Hipermarc applies the rent payments received from Nai International II, Inc., as lessee of the two movie-theater complexes, towards the repayment of this loan.

Additionally, we have granted a security interest over certain assets to secure the following loans of related entities:

•
In December 1999, our affiliate, Inmobiliaria de Supermercados, granted a mortgage on its Terreno Arturo Prat de Concepcion property to secure Corporation Inmobiliaria y Constructora Nacional S.A.’s present and future loan commitments from CorpBanca.  As of December 31, 2006, the property had a market value of Ch$2.929.793, or U.S.$5,503.  As of December 31, 2006, Corporation Inmobiliaria y Constructora Nacional S.A.’s outstanding debt was Ch$3.457.336, or U.S.$6,494.

•
In June 2002, our affiliate, Inmobiliaria de Supermercados S.A., granted mortgages to Inmobiliaria y Constructora Nacional S.A. on its Maipú I, Manuel Montt, Cordillera, Concepción, and Terreno Arturo Prat properties to secure the payment of all of its present and future obligations to Inmobiliaria y Constructora Nacional S.A.

•
In June 2002, our affiliate, Interagro Comercio y Ganado S.A., granted a mortgage on real property and a pledge of certain collateral to Inversiones Culenar S.A. to secure the payment of all of its present and future obligations to Inversiones Culenar S.A.

•
In June 2003, our affiliate, Unimarc Organización y Servicios S.A., became surety and joint and several debtor with respect to the payment of all present and future obligations of Comercial Supermercados Santiago S.A. to Agrícola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

•
In December 2003, our affiliate, Inmobiliaria de Supermercados S.A., granted a mortgage containing a general mortgage guaranty clause on its Supermercados Providencia property to Inmobiliaria y Constructora Nacional S.A. to secure the payment of all of its present and future obligations to Inmobiliaria y Constructora Nacional S.A.  Unimarc Internacional is the current owner of the property.  Inmobiliaria de Supermercados S.A. and Unimarc Internacional entered into the sale and purchase agreement in December 2005.

•
In December 2003, our affiliate, Inmobiliaria de Supermercados S.A., granted a mortgage containing a general mortgage guaranty clause on its Supermercados Maipu II property to Inmobiliaria y Constructora Nacional S.A. to secure the payment of all of its present and future obligations to Inmobiliaria y Constructora Nacional S.A.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements”.

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

We were one of the guarantors under the 1994 loan and under the 1996 loan.  As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable loan agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our “attributable liability”.  In the 1994 loan, we guarantee approximately U.S.$15.4 million of the obligations of Inverraz.  In the 1996 loan, our “attributable liability” is adjusted from time to time based on the outstanding balance of the loan.  However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements.  The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

In April 2001, following a default by Inverraz and the acceleration of the debt under the loans, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors (including us) and certain other entities claimed to be “loan guarantors” (collectively, the “Chilean Defendants”) seeking repayment of the loans.  Refer to the case of State Street Bank and Trust Co. v. Inversiones Errazuriz Ltd. et al., No. 01 Civ. 3201 (RLC) (the “State Street Litigation”).  The Chilean Defendants did not answer the complaint on a timely basis, and a default judgment was entered on December 4, 2001 against all the Chilean Defendants, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans, a liquidated amount of “$57,283,874.86, with accrued pre-judgment interest at $20,011.63 per day from and including November 1, 2001” and “$79,180,000.12, with accrued pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001”, for the 1994 and 1996 loans, respectively.

The Chilean Defendants moved to vacate the default judgment, but the U.S. District Court denied the motion on the grounds that the Chilean Defendants had not established a “meritorious defense”, and/or that State Street would be “unduly prejudiced” by reopening the case for proceedings on the merits.  The Chilean Defendants appealed these determinations to the U.S. Court of Appeals for the Second Circuit; this appeal was denied on June 15, 2004 by a panel of three judges of the court.  The

Chilean Defendants then filed a petition seeking a rehearing by the full U.S. Court of Appeals for the Second Circuit, which was denied by the court on September 1, 2004.

On November 30, 2004, the Chilean Defendants filed a timely petition for a writ of certiorari with the U.S. Supreme Court seeking permission to appeal from the Second Circuit’s denial of their motion to vacate the default judgment.  On February 22, 2005, the U.S. Supreme Court denied the Chilean Defendants’ petition for a writ of certiorari.

Subsequently, State Street commenced a legal proceeding before the Chilean Supreme Court seeking recognition of the final, binding U.S. judgment as the equivalent of an enforceable Chilean judgment, “State Street Bank and Trust Company against Inversiones Errazuriz and others”, File No. 2349-2005.  On May 14, 2007, the Chilean Supreme Court granted the exequatur sought by State Street with respect to the default judgment against Inverraz, us and the other Chilean Defendants for the amount of U.S. $136,436,875.00 plus the interest awarded in the default judgment.

In conformity with the ruling by the Chilean Supreme Court, the Chilean courts will resolve outstanding issues regarding the merits and grounds of enforcement of the judgment against the Chilean Defendants.  The Chilean Defendants intend to pursue all available defenses to enforcement of this judgment vigorously, including their challenge to the validity of jurisdiction clauses, the prescription and extinction of the debts at issue, and the novation of these debts.

The Chilean Defendants further intend to argue that the requisite three-year statute of limitations has expired because the judgment of the U.S. District Court for the Southern District of New York was registered on May 7 or May 8, 2002, and the exequatur request was not filed until May 24, 2005, and therefore the U.S. judgment is unenforceable in Chile.  The Chilean Supreme Court did not address this issue in its exequatur decision, and it remains to be litigated in the enforcement proceedings.

In the event that the Chilean courts reject the defenses that the Chilean Defendants raised, any and/or all of them, including us, could be held liable for the full amount awarded to State Street under the U.S. judgment, which at present exceeds $136 million, plus interest.

Proceeding relating to credit facilities granted to Unimarc

Because of payment defaults that Inverraz, our ultimate parent, incurred with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt accelerated the loans that it made to us.  On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover, via an executory process, a portion of our loan in the aggregate principal amount of U.S.$2.1 million represented by a promissory note.  The bank has not taken legal action to recover the remainder of the loans.  In July 2002, the court denied Banco Kreditanstalt’s bankruptcy petition as we deposited with the court the amount claimed by the bank.  The court’s decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding.  Accordingly, we appealed the court’s decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process.  The civil court granted our appeal before the Appellate Court of Santiago.  We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

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

Pursuant to the above agreement and waiver, we entered into two rescheduling agreements in the aggregate principal amounts of U.S.$5.3 million and U.S.$1.8 million, respectively, which restructured the payment of the loans payable to Banco Kreditanstalt as follows:  (1) principal will be paid in twenty semi-annual installments, in March and September of each year, from 2004 through 2013, and (2) interest will be paid semi-annually at Libor plus 1.05% and Libor plus 2.5%, respectively.

On January 18, 2001, the 27th civil court in Santiago foreclosed on the mortgaged property securing the repayment of a Ch$183 million credit facility granted by Banco BBVA, formerly Bhif, following a payment default incurred by Unimarc in 2000 and a claim filed by Banco Bhif seeking repayment of the defaulted amounts, which totaled Ch$183 million as of December 31, 2001.  As of December 31, 2003, we had fully repaid all amounts owed to Banco BBVA under the credit facility.

In addition, there are several legal proceedings between us and our affiliates, and Banco Bhif, arising from Banco Bhif’s purchase of Banco Nacional S.A., or Banco Nacional, from our affiliates.  We are seeking to obtain various arbitration awards and court judgments against Banco Bhif in Chile to permit the set-off of our indebtedness to Banco Bhif against the portion of the purchase price for the stock of Banco Nacional that we believe we failed to receive from Banco Bhif.  In these proceedings, we have argued that the purchase price for the stock of Banco Nacional should have been adjusted and increased after the consummation of the stock purchase transaction, as required by the underlying stock purchase agreement, because Banco Nacional received loan payments from its customers under credit facilities that existed on the date of the stock purchase transaction.  For more information, see also Note 27 a), to our consolidated financial statements.

Claim by CCC Machinery GMBH

In August 2000, CCC Machinery GMBH, or Machinery, and Unimarc entered into a purchase agreement pursuant to which Machinery was to sell equipment to Unimarc.  In November 2004, Machinery commenced an arbitration against Unimarc before the International Chamber of Commerce of Paris, seeking payment approximately €6.7 million, the amount that Machinery claimed was still owed to it under the agreement.

In February 2007, the arbitral tribunal sitting in Hamburg, Germany rendered an award ordering Unimarc to pay Machinery the approximately €6.7 million, that Machinery claimed was still owed to it under the agreement plus interest from January 1, 2002 until the date of full payment and legal costs in the amount of €172,592.  In addition, Unimarc was also ordered to pay U.S. $225,000 for fees and expenses of the arbitral tribunal.  Unimarc has requested annulment of the award to the competent court in Hamburg.  The annulment proceedings are currently pending, and the parties have agreed to a suspension pending negotiations with a view to a settlement agreement.

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

Year ended December 31	Ch$ per share of Common stock(1)	U.S.$ per ADSs(1)
1997	2.93	0.33
1998	1.01897	0.0020
1999	1.08190	0.002
2000	0.02480	0.002
2001 (2)	0.0916491	0.007
2002 (3)	0.00	0.00
2003	0.00	0.00
2004	0.00	0.00
2005	0.00	0.00
2006	0.00	0.00
_______________
(1)	Based on weighted average number of shares of common stock outstanding during the year.
(2)	We declared this dividend was before the 2003 adjustments by Superintendencia de Valores y Seguros de Chile, so the dividend paid this year corresponds to accumulated results.
(3)	We generated losses during 2002, therefore we paid no dividends.

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

Markets

Since April 12, 1993, our shares have been listed on the Chilean stock exchanges.  ADSs, each representing 50 of our shares, were listed and traded on the NYSE as of May 8, 1997, under the symbol “UNR”.  On April 2, 2003, the NYSE suspended the listing of our ADSs on the ground that the average closing price of our ADSs had been less than U.S.$1.00 over a consecutive 30-day trading period, and we were unable to cure this non-compliance within the time period prescribed by the NYSE.

The Santiago Stock Exchange is Chile’s principal exchange.  During 2006, the Santiago Stock Exchange had a monthly average trading volume of U.S.$2,412 million.  As of December 31, 2006, the Santiago Stock Exchange had a market capitalization of approximately U.S.$173,890 million, or Ch$92,834,937 million.  The 10 largest companies in terms of market capitalization (Unimarc is not one of them) represented approximately 46.07% of the total market capitalization in the Santiago Stock Exchange as of December 31, 2006.

As of December 31, 2006, the closing sales price of a share of common stock in the Santiago Stock Exchange was Ch$10.67 per share, or U.S.$1.002 per ADS.  As of December 31, 2006, we had 1,261,849,619 shares of common stock and 701,536 ADSs outstanding.

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

High and Low Annual Share Price in the Santiago Stock Exchange and the NYSE

Year ended	Trading volume	Ch$ per share of common stock (1)		U.S.$ per share of common stock (2)		ADS trading volume (3)	U.S.$ per ADS (3)
December 31	(in millions)	Low	High	Low	High	(in millions)	Low	High

2002	125,884	9.5	23.7	0.01	0.03	0.75	0.60	1.85
2003	316,393	7.0	16.0	0.01	0.03	0.07	0.36	1.00
2004	4,865	7.2	31.8	0.01	0.06	0.00	0.57	2.86
2005	46	19.0	31.4	0.04	0.06	0.00	0.28	2.61
2006	28	10.0	18.0	0.02	0.03	0.00	0.05	1.84

Quarterly Prices:

	Trading volume	Ch$ per share of common stock (1)		U.S.$ per share of common stock (2)		ADS trading volume (3)	U.S.$ per ADS (3
Quarter	(in millions)	Low	High	Low	High	(in millions)	Low	High

1st Q 2005	50.70	26.90	31.40	0.05	0.06	0.00	0.00	0.00
2nd Q 2005	4.70	21.00	28.00	0.04	0.05	0.00	0.00	0.00
3rd Q 2005	26.3	21.3	24.5	0.04	0.05	0.00	0.00	0.00
4th Q 2005	2.2	20.0	20.7	0.04	0.04	0.00	0.00	0.00
1st Q 2006	0.0	18.3	18.3	0.03	0.03	0.00	0.00	0.00
2nd Q 2006	1.5	15.0	15.5	0.03	0.03	0.00	0.00	0.00
3rd Q 2006	15.0	10.3	12.5	0.02	0.02	0.00	0.00	0.00
4th Q 2006	11.8	10.7	11.8	0.02	0.02	0.00	0.00	0.00
1st Q 2007	11.4	8.3	10.5	0.02	0.02	0.00	0.00	0.00
2nd Q 2007	105.3	8.0	19.5	0.02	0.04	0.00	0.00	0.00

Monthly Prices:

	Trading volume	Ch$ per share of common stock (1)		U.S.$ per share of common stock (2)		ADS trading volume (3)	U.S.$ per ADS (3)
Month	(in millions)	Low	High	Low	High	(in millions)	Low	High
February 2007	2.8	8.6	9.1	0.02	0.02	0.00	0.00	0.00
March 2007	3.2	8.3	9.0	0.02	0.02	0.00	0.00	0.00
April 2007	18.4	8.5	8.9	0.02	0.02	0.00	0.00	0.00
May 2007	10.0	8.0	13.0	0.02	0.02	0.00	0.00	0.00
June 2007	76.9	11.0	19.5	0.02	0.04	0.00	0.00	0.00
July 2007	170.5	13.5	37.5	0.03	0.07	0.00	0.00	0.00
_______________
(1)	Our shares of common stock began trading in the Chilean stock exchanges on April 12, 1993.
(2)	Chilean peso equivalents per share of common stock were translated into U.S. dollars using the Observed Exchange Rate for the respective dates of each quotation.
(3)	Our ADSs traded on the NYSE from May 8, 1997 until April 2, 2003. Each ADS represents 50 shares of common stock.
Source: Santiago Stock Exchange, Official Quotations Bulletin and The Bank of New York.

As of December 31, 2006, we had 232 holders of record of our common stock in Chile.

Item 10.	Additional Information

Share Capital

As of June 30, 2007 our share capital consisted of 1,261,849,619 shares of common stock, no par value, all of which were subscribed and fully paid.  Chilean law recognizes the right to issue common shares and preferred shares.  To date, we have issued, and are authorized to issue, only common shares however.

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

Material Contracts

Our material contracts are described in Note 27 to our consolidated financial statements.

Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and for exchange controls in Chile.  Appropriate registration of a foreign investment in Chile permits the investor access to the formal exchange market.  See “Exchange Rates”.  Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank under the Central Bank Act.  The Central Bank Act is an organic constitutional law requiring a special majority vote of the Chilean Congress to be modified.

On May 8, 1997, the Central Bank, Unimarc and the Depositary entered into a foreign investment contract, or the Foreign Investment Contract, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank, also known as “Chapter XXVI”.  This chapter addresses the issuances of ADSs by a Chilean company.  Without the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the formal exchange market for the purpose of converting from pesos to dollars and repatriating from Chile amounts received with respect to deposited common shares withdrawn from deposit on surrender of ADSs, including any amounts received as cash dividends and proceeds from the sale in Chile of the underlying common shares and any rights arising therefrom.  The following is a summary of the material provisions contained in the Foreign Investment Contract.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or domiciled in Chile, who withdraws common shares upon delivery of ADSs, access to the formal exchange market to convert pesos to dollars and remit such dollars outside of Chile.  Such common shares are also referred to as withdrawn shares.  This benefit, in respect of common shares represented by ADSs or withdrawn shares, includes amounts received as:

•	cash dividends;

•
proceeds from the sale in Chile of withdrawn shares, or from shares distributed because of the liquidation, merger or consolidation of Unimarc, subject to receipt by the Central Bank of (1) a certificate from the holder of these shares, or from an institution authorized by the Central Bank, that the holder’s residence and domicile are outside Chile and (2) a certificate from a Chilean stock exchange, or from a brokerage or securities firm established in Chile, that such shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of preemptive rights to subscribe for additional common shares;

•	proceeds from the liquidation, merger or consolidation of Unimarc; and

•	other distributions, including without limitation those resulting from any recapitalization, as a result of holding common shares represented by ADSs or withdrawn shares.

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

Share Capital

Under Article 12 of the Securities Market Law and Circular 585 of the Chilean Superintendencia de Valores y Seguros, or the “SVS”, certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges.  Since the ADSs are deemed to represent the underlying shares, transactions in ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the publicly-held corporation’s capital;

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, CEO or manager of such corporation; and

•	any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10% or more of a publicly-held corporation’s share capital.

A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Securities Market Law, persons or entities aiming to acquire direct or indirect control of an open stock corporation are also required to:

•
send a written communication to the target corporation, the entities controlled by such corporation or the entities that control such corporation, as well as to the SVS and the Chilean Stock Exchanges, and

•	inform the general public, in advance, through notice published in two Chilean newspapers of national distribution.

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

The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.  U.S. holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement for such rights is available.  At the time of any preemptive rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it from enabling the exercise by the holders of ADSs of such preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement.  No assurance can be given that any registration statement would be filed.  If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders’ preemptive rights and distribute the proceeds from the sale of such rights in a secondary market, if a market for such rights exists and a premium can be recognized over the cost of such sale.  Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration received.

Dissenting Shareholders

The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean issuer and to compel that issuer to repurchase their shares, subject to the fulfillment of certain terms and conditions described below.  In order to exercise such rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Depositary

Agreement.  “Dissenting” shareholders are defined as those who vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who stated their opposition to such resolution in writing to the issuer within 30 days of its adoption.  Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the issuer within 30 days after adoption of the resolution.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the issuer into an entity which is not a stock corporation governed by the Chilean Companies Act;

•	the merger of the issuer with and/or into another company;

•	the sale of 50% or more of the assets of the issuer, whether or not its liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

•	the creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of the company’s assets;

•
the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the remedy of nullification of an issuer’s documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

•	such other resolutions as may be established by an issuer’s bylaws (no such additional resolutions currently are specified in the bylaws of our company).

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

Under Article 69 BIS of the Chilean Companies Act, the right to withdraw is also granted to shareholders, other than the AFPs, subject to certain terms and conditions, if we become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of our stock from first class due to certain actions specified in Article 69 BIS and actions undertaken by us or the Chilean Government that negatively and substantially affect our earnings.  Shareholders must perfect their withdrawal rights by tendering their stock to us within thirty days of the date of the publication or of the new rating by two independent rating agencies.  If the withdrawal right is exercised by a shareholder invoking Article 69 BIS, the price paid to the dissenting shareholder shall be the weighted average of the shares’ sales price as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the new rating by independent rating agencies.  If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

Voting Common Shares

The Depositary will mail a notice to all holders containing the information (or a summary thereof) included in any notice of a shareholders meeting received by the Depositary, a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or the regulations and provisions governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders’ ADSs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares represented by ADSs held by the holders.  Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the Bylaws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares, and upon receipt of such instructions, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such holders’ ADSs in accordance with such written instructions.

The Depositary has agreed not to vote the shares evidenced by an ADS other than in accordance with such written instructions from the holder.  The Depositary may not itself exercise any voting discretion over any shares.  If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder’s ADSs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by us to vote the underlying shares.

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

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of withholding tax to be imposed on dividends we pay will vary depending upon the amount of First Category Tax that we pay on the earnings to which the dividends are attributed.  In 1993, 1994, 1995, 1996, 1997, 1998, 2000 and 2001 we paid First Category Tax at an effective rate below the 15% statutory rate and in years 2002, 2003, 2004 and 2005 at rates below the 16%, 16.5%, 17% and 17% statutory rates, respectively.  The effective rate of withholding tax on dividends paid from income attributable to those years therefore will be higher.

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

United States Tax Considerations

The following is a description of the material U.S. federal income tax consequences of an investment in the ADSs or common shares.  This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, judicial decisions and published positions of the U.S. Internal Revenue Service, all as in effect on the date hereof and all of which may be changed, possibly with a retroactive effect.  The discussion is not a full description of all tax considerations that may be relevant to a holder of ADSs or common shares.  In particular, the discussion is directed only to U.S. holders that will hold ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency, and it does not consider the tax treatment of U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or common stock as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes and holders of 10% or more of the voting shares of Unimarc.  Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.  If a partnership holds ADSs or common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership holding ADSs or common shares should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or common shares.  This summary does not discuss any state, local or foreign tax consequences to the purchase and ownership of the ADSs or common shares.

As used herein, “U.S. holder” means a beneficial owner of ADSs or shares of Common stock that is:

•	a United States citizen or resident;

•	a United States corporation or partnership;

•
a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust or (y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, U.S. holders of ADSs, or ADRs evidencing ADSs, generally will be treated for United States federal income tax purposes as the owners of the shares of common stock represented by those ADSs.

Cash Dividends and Other Distributions

The full amount of any distributions, including the net amount of any Chilean taxes withheld, distributed out of earnings and profits with respect to the shares of common stock represented by ADSs generally will be includible in the gross income of a U.S. holder for United States federal income tax purposes as ordinary income when the distribution is received by the Depositary.  Dividends will not be eligible for the dividends-received deduction allowed to corporations or for the reduced rate of tax on dividends enacted by the Jobs and Growth Tax Relief Reconciliation Act of 2003.  To the extent that a distribution exceeds current and accumulated earnings and profits, it will be treated first as a return of capital to the extent of a U.S. holder’s adjusted federal income tax basis in our ADSs or shares of common stock, and thereafter as gain from the sale of a capital asset.

Dividends paid in pesos will be includible in an U.S. holder’s gross income in an U.S. dollar amount based on the exchange rate in effect on the day of receipt by the Depositary.  Any gain or loss recognized upon a subsequent sale or conversion of the pesos for a different amount of U.S. dollars will be United States-source ordinary income or loss.  Dividends generally will be foreign source income.  The Chilean withholding tax, net of any credit for the First Category Tax, paid by or for the account of any U.S. holder, will be eligible for treatment by this holder as foreign tax paid in computing the holder’s foreign tax credit or in computing a deduction for foreign income taxes paid, if such holder does not elect to use the foreign tax credit provisions of the Code.  For these purposes, dividends will constitute “passive income” or, in the case of certain U.S. holders, “financial services income”.  The Code, however, imposes a number of limitations on the use of foreign tax credits, which are based on the particular facts and circumstances of each taxpayer.  U.S. holders should consult their own tax advisors regarding the availability of the foreign tax credit.

Distributions of additional common stock to U.S. holders with respect to the ADSs held by such holders that are made as part of a pro rata distribution to all shareholders of Unimarc generally will not be subject to United States federal income tax.  The basis of the shares received generally will be determined by allocating the U.S. holder’s adjusted basis in the ADSs between the ADSs and the new shares received, based on their relative fair market values.

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

United States Information Reporting and Backup Withholding

Dividends and Proceeds of Disposition.  In general, information reporting requirements will apply to certain payments by a paying agent to a U.S. holder of dividends in respect of the common stock or ADSs or the proceeds received on the sale or other disposition of the common stock or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions.  Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

Dividends and Paying Agents

See “Item 8. Financial Information — Dividend Policy” above.

Statement of Experts

Not applicable.

Documents on Display

You may inspect all the documents which we refer to in this report at our headquarters, located at Avenida Presidente Eduardo Frei Montalva, 1380, Santiago, Chile.  You also may inspect certain documents which we refer to in this report at the Securities and Exchange Commission’s public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549.  These and any other documents that we have filed with the SEC since February 12, 2004 are also publicly available through the SEC website at www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are subject to foreign currency exchange rate risk and interest risk.  We do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.  In addition, we do not engage in any interest rate or foreign currency exchange rate hedging transactions.

Interest Rate Variations

Our interest expense on short term debt payable to Chilean banks is sensitive to changes in the general level of interest rates in Chile as such debt bears two types of variable interest rates generally ranging from 4.5% to 14.0% per year.  As of December 31, 2006 we had Ch$5,397 million, or U.S.$10.1 short-term debt outstanding million, of short-term debt outstanding.  During 2006, our short-term debt bore interest at an average rate of 8.2% per year.  During 2006, (1) our Chilean peso denominated short-term debt bore interest at an average fixed rate of 8.4%; (2) our short term debt denominated in Unidades de Fomento bore interest at an average variable rate of 7.5%, and (3) our U.S. dollar denominated short-term debt bore interest at an average variable rate of 5.9%, as determined based on LIBOR.

We are subject to the risk of interest rate fluctuations with respect to our long-term debt because our long-term debt bears three types of variable interest rates.  As of December 31, 2006 we had outstanding Ch$4,106 million, or U.S.$7.7 million, in aggregate principal amount of long-term debt.  Our U.S. dollar denominated long-term debt bears interest at rates ranging from 6.8% per year.  Our Chilean peso long-term denominated debt bears interest at rates ranging from 8.4% per year.  During 2005, we had outstanding Ch$9,841 million, or U.S.$18.8 million, in aggregate principal amount of long-term debt.  Our U.S. dollar denominated long-term debt bears interest at rates ranging from 5.6% to 4.5% per year.  Our Chilean peso long-term denominated debt bears interest at rates ranging from 19.8% per year.  For more information, see note 15 and 16 of our consolidated financial statements.

Foreign Exchange Variations

We are exposed to currency exchange risks, particularly with respect to the exchange of the Chilean peso against the U.S. dollar.  Our foreign gains or losses reflect the impact of fluctuations in foreign currency exchange rates on our assets and liabilities denominated in currencies other than the Chilean peso as follows:

•
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

•
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

During 2006, we recorded a foreign exchange loss of Ch$572 million mainly reflecting the impact of a 3.88% appreciation of the Chilean peso against the U.S. dollar on our debt U.S. dollar denominated debt of U.S.$16.517 million and accounts receivable upward a U.S.$ 0.53 million.

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

Currency Fluctuations and Controls; Devaluation; Historical Inflation

The Chilean government’s economic policies and any future changes in the value of the peso against the U.S. dollar could adversely affect the dollar value of the ADSs and investors’ return on investment.  The peso has been subject to large nominal devaluation in the past and may be subject to significant fluctuations in the future.  In the period from January 1, 1995 to December 31, 2006, the value of the peso relative to the U.S. dollar declined approximately 32.1% in nominal terms, based on the Observed Exchange Rate for U.S. dollars on such dates.  Chilean trading in the common stock underlying the ADSs is conducted in pesos.  Cash distributions received by the Depositary in respect of shares of common stock underlying ADSs will be received in pesos.  The Depositary will convert these pesos to U.S. dollars at the then prevailing exchange rate for the purpose of making dividend and other distribution payments in respect of ADSs.  If the value of the peso should fall relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary would be adversely affected.

Chilean inflation has moderated in recent years allowing for a lower inflation risk.  Nevertheless, we can not assure you that higher inflation will not return in the future which could adversely affect the value of ADSs.  The annual inflation rates for 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 200, 2005 and 2006 were 12.2%, 8.9%, 8.2%, 6.6%, 6.0%, 4.7%, 2.3%, 4.5%, 2.6%, 2.8%, 1.0%, 2.5%, 3.6% and 2.6% respectively.

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

Controls on Foreign Investment and Repatriation of Investments

Equity investments in Chile by non-Chilean residents generally are subject to various exchange controls regulations that restrict the repatriation of the investments and earnings therefrom.  The ADS facility, however, is the subject of a contract called the Foreign Investment Contract, entered into by and among the Depositary, Unimarc and the Central Bank.  The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to Chile’s Mercado Cambiario Formal, the Chilean Formal Exchange Market.  Pursuant to current Chilean law, the Foreign Investment Contract may not be amended unilaterally by the Central Bank.  Additionally, there are judicial precedents indicating that the Foreign Investment Contract may not be abrogated by future legislative changes.  There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADSs, to the disposition of underlying shares of common stock or to the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or implications of any such restrictions that might be imposed.  If for any reason, including changes in the Foreign Investment Contract or Chilean law, the Depositary is unable to convert pesos to U.S. dollars, investors might receive dividends or other distributions in pesos.  Transferees of shares withdrawn from the ADS facility will not be entitled to access to the Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary.

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

Possible Limitation on Withdrawal Rights of Holders of ADSs

In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from Unimarc and receive payment for its shares according to a prescribed formula, provided that this shareholder exercises its rights within certain prescribed time periods.  See “Item 3. Key Information — Risks Relating to Chilean Law — You may be unable to exercise fully your withdrawal rights”.

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

Emerging Markets

Investing in securities involving emerging market risk, including Chilean risk, involves a higher degree of risk than investments in securities of issuers from more developed countries, and such investments are generally considered speculative in nature.  In addition, the markets for securities bearing emerging market risk, such as Chilean risk, are, to varying degrees, influenced by economic and securities market conditions in other emerging market countries.  Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries, including Chile.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Late Dividends and Delinquencies

Bank Supervielle.  In August 2006, Hipermarc and Bank Supervielle S.A., or Bank Supervielle, agreed to restructure the payment terms of a debt in the aggregate amount of ARG$2,105,601.94, or U.S.$679,884, then due to Bank Supervielle.  In connection with the restructuring, at such time, Hipermarc received a check in the amount of ARG$500,000, or U.S.$161,446 from Cencosud, which Hipermarc then endorsed to Bank Supervielle.  Hipermarc also agreed to pay the balance of the debt, ARG$1,605,601.94, or U.S.$518,437, in 84 monthly installments.  The first six installments will be for the repayment of interest only and the subsequent installments will be for the repayment of interest and redemption of capital according to the French redemption system.  As of December 31, 2006, Hipermarc had an outstanding balance, including both principal and interest, of U.S.$524,363.

Nassau BankBoston.  In May 2002 we incurred a payment default under a U.S.$24.9 million loan from Nassau BankBoston, or BankBoston, which, as of December 31, 2006, had an outstanding balance, including both principal and interest of Ch$5.106 million, or U.S.$9.6 million.  We negotiated with the bank a series of extensions of payments of principal.  We have timely made payments under the loan, as restructured.

In March of 2002, we requested that BankBoston extend the maturity date of our loan because we were unable to complete its repayment on May 31, 2002.  During 2003, we negotiated several extensions and restructurings of our debt with BankBoston.  In May of 2003, our affiliate Inmobiliaria de Supermercados S.A., or Inmobiliaria, granted BankBoston a mortgage of certain property and a pledge of certain collateral to secure our debt. Pursuant to the agreement between the parties, the property was released by BankBoston in 2006.  In August 2003, the parties agreed to extend the credit until 2007.  In connection with such restructuring, the balance of the U.S.$22 million debt was to be paid in 18 quarterly installments, with a final payment in the amount of U.S.$6.5 million to be paid in August 2007.  In February 2007, BankBoston agreed to permit us to make the final payment in 24 monthly instalments of U.S.$271,000 each, beginning in November 2007.  At such time the name of the creditor was changed to Bank of America as the result of the sale of BankBoston to Banco Ítau.

Banco Kreditanstalt.  Banco Kreditanstalt made two loans to us in the aggregate principal amount of DM45 million in August 2000, with an aggregate outstanding balance, including both principal and interest, of Ch$2,859 million, or U.S.$5.4 million, as of December 31, 2006.  In November 2001, we pledged to Banco Kreditanstalt a portion of the assets we acquired with the proceeds of these loans. These assets consist of materials used in the construction and remodeling of our stores.  As of December 31, 2006 the book value of the pledged assets was U.S.$5.8 million.

Because of payment defaults incurred by Inversiones Errazuriz, Ltda., or Inverraz, our ultimate parent, with respect to loans that Banco Kreditanstalt made to Inverraz, Banco Kreditanstalt decided to accelerate the loans that it made to us.  On June 7, 2002, Banco Kreditanstalt filed a bankruptcy petition against us in the civil court in Santiago to recover a portion of our loans in the aggregate principal amount of U.S.$2.1 million represented by a promissory note.  The bank has not taken legal action to recover the remainder of the loans.  In July 2002, the court denied Banco Kreditanstalt’s bankruptcy petition as we deposited with the court the amount claimed by the bank.  The court’s decision, however, failed to address the issue of whether the promissory note filed by Banco Kreditanstalt constituted an instrument legally sufficient to warrant the recovery of its underlying obligation through an executory proceeding.  Accordingly, we appealed the court’s decision to seek a declaration that such note is legally insufficient to permit its recovery through an executory process.  The civil court granted our appeal before the Appellate Court of Santiago.  We also filed a criminal lawsuit against Banco Kreditanstalt in the criminal court in

Santiago for fraud, as we believed that Banco Kreditanstalt did not act in good faith in its transactions with us.

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

Pursuant to the above agreement and waiver, we entered into two rescheduling agreements in the aggregate principal amounts of U.S.$5.3 million and U.S.$1.8 million, respectively, which restructured the payment of the loans to Banco Kreditanstalt as follows:   (1) principal will be paid in twenty semi-annual installments, in March and September of each year, from 2004 through 2013, and (2) interest will be paid semi-annually at the London interbank offering rate, or LIBOR, plus 1.05% and Libor plus 2.5%, respectively.

State Street.  In March 2000, Inverraz, our parent, incurred a payment default under two unsecured loans for the aggregate principal amount of U.S. $109.4 million that a syndicate of banks, for which State Street acted as agent, granted to it; as a result, the lenders accelerated the payment of these loans and demanded payment from Inverraz and the guarantors of the entire outstanding balance of the loans.  As described in greater detail in “Item 8 – Financial Information – Legal Proceedings”, in April 2001, State Street initiated legal proceedings in the U.S. District Court for the Southern District of New York against Inverraz, the loan guarantors (including us) and the Chilean Defendants seeking repayment of the loans.  The Chilean Defendants did not answer the complaint on a timely basis, and a default judgment was entered on December 4, 2001 against all the Chilean Defendants, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans, a liquidated amount of “$57,283,874.86, with accrued pre-judgment interest at $20,011.63 per day from and including November 1, 2001” and “$79,180,000.12, with accrued pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001”, for the 1994 and 1996 loans, respectively.  The Chilean Supreme Court recognized the U.S. judgment as the equivalent of an enforceable Chilean judgment on May 14, 2007.  The Chilean Defendants intend to pursue vigorously all available defenses to enforcement of this judgment, but, in the event the Chilean courts reject these defenses, any and/or all of them, including us, could be held liable for the full amount awarded to State Street under the U.S. judgment, which, at present, exceeds $136 million, plus interest.  See “Item 3. Key Information – Risk Factors – Risks Relating to Unimarc”, “Item 8. Financial Information – Legal Proceedings” and “Item 7. Major Shareholders and Related Party Transactions”.

As a result of the above defaults and the default of other loans representing no more than 5% of our consolidated assets (described in Item 1 to this annual report), the lenders of our other long-term debt and short-term debt could accelerate the payment of the loans they granted to us.  As of December 31, 2006:

•
the total outstanding principal amount of our long-term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$4,106 million, or 2.74% of our total consolidated assets; and

•	the total outstanding principal amount of our short term debt (1) that had matured and become payable, and (2) that could become immediately due and payable if our lenders decide to accelerate payment, amounted to Ch$7,669 million, or 5.11% of our total consolidated assets.

As of December 31, 2006, the unpaid balance, including both principal and interest, of the debt of our affiliates (other than Inverraz) that we have guaranteed (1) that was past due and payable and (2) that could become immediately due and payable amounted to Ch$363 million.  With respect to the two loans that Inverraz obtained from State Street and other lenders, any and/or all of the Chilean Defendants in the State Street Litigation, including us, could be held liable for the full amount awarded to State Street under the U.S. judgment as recognized by the Chilean Supreme Court (which amount, at present, exceeds $136 million, plus interest).  See “Item 8 – Financial Information – Legal Proceedings”.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures.  We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely.  We performed this evaluation with the participation of our senior management, under the supervision of our board of directors and our Chief Executive Officer, Francisco Javier Errazuriz Ovalle, and our Chief Financial Officer, Patricio Bosselin Molina.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based on the foregoing, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2006.

There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.  Therefore, we have not taken any corrective actions.

Item 16A.       Audit Committee Financial Expert

Our board of directors, which fulfills the function of our audit committee, has determined that Patricio Bosselin Molina, a member of the board and our Principal Financial Officer, qualifies as the financial expert of the board.  However, since Patricio Bosselin Molina is our Principal Financial Officer, he is not independent.

Item 16B.       Code of Ethics

We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Principal Controlling Officer.  We have filed this code of ethics as Exhibit 11.1 to this annual report.

Item 16C.       Principal Accountant Fees and Services

Morison Cogen LLP acted as our independent auditor for 2004, 2005 and 2006

Audit Fees

Morison Cogen LLP billed us approximately U.S.$45,000, U.S.$45,000 and U.S.$60,000 for audit services for 2004, 2005 and 2006, respectively.  These fees related to the audit of our consolidated financial statements for these years.

Audited-Related Fees

Not applicable.

Tax Fees

Morison Cogen has not billed us for any fees for tax services for 2005 or 2006.

All Other Fees

Morison Cogen has not billed us for any other services for 2005 or 2006.

Audit Committee Pre-Approval Policies

We do not have an audit committee.  Our board of directors approves our annual financial statements and the performance by our auditors of audit and permissible non-audit services and otherwise fulfills the function of an audit committee.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial statements

Not applicable.

Item 18.	Financial statements

69

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES Consolidated Financial Statements as of December 31, 2004, 2005 and 2006 and for the years ended on December 31, 2004, 2005 and 2006

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES
CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004, 2005 and 2006 and for the years ended
December 31, 2004, 2005 and 2006

INDEX

Page

Report of independent registered public accounting firm

Consolidated financial statements

Consolidated balance sheet as of December 31, 2004, 2005 and 2006	F-3

Consolidated statement of operation for the years ended December 31, 2004, 2005 and 2006	F-5

Consolidated Cash flow statement for the years ended December 31, 2004, 2005 and 2006	F-6

Notes to the consolidated financial statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Supermercados Unimarc S.A.
Santiago, Chile

We have audited the accompanying consolidated balance sheets of Supermercados Unimarc S.A. and Affiliates (the "Company") as of December 31, 2006, 2005 and 2004, and the related consolidated statements of operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Supermercados Hipermarc S.A., a 99.9% owned Argentine Subsidiary, which statements reflect total assets of ThCh$38,640,797, ThCh$37,877,221 and ThCh$42,011,064 as of December 31, 2006, 2005 and 2004, respectively and total revenue of ThCh$896,794, ThCh$871,315 and ThCh$2,316,894, for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Supermercados Hipermarc S.A. as of December 31, 2006, 2005 and 2004, is based solely on the report of the other auditors.

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

As more fully described in Note 20 to the financial statements, the Company has recorded deferred tax asset due to tax losses of approximately ThCh $10,161,535, ThCh $9,674,571, and ThCh $9,170,471 (ThUS $19,087, ThUS$18,172, and ThUS $17,225) as of December 31, 2006, 2005 and 2004, respectively, as to which the Company has provided valuation allowance ThCh $3,500,000 (ThUS $ 6,574) at December 31, 2006. We were unable to obtain sufficient competent evidential matter or satisfy ourselves by means of other auditing procedures as to the recoverability of such long-term deferred tax assets at their stated amounts.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves regarding the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supermercados Unimarc S.A. and Subsidiaries as of December 31, 2006, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as of December 31, 2006, the Company was in default of certain covenants and payments of its term loan and credit agreements. Further, as of December 31, 2006, the total amount outstanding of the Company's attributable liability as guarantor under two unsecured loans, which are in default, and are owed by an affiliate owned by the Company’s major shareholders to a syndicate of banks was approximately ThUS $48,161. In addition, as of December 31, 2006 the Company's current liabilities exceeded its current assets and the Company had negative cash flows from operating activities in 2006, 2005 and 2004. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for the years ended December 31, 2006, 2005 and 2004, and the determination of shareholders' equity as of December 31, 2006, 2005 and 2004, to the extent summarized in Note 38 to the consolidated financial statements.

/s/ Morison Cogen LLP

Bala Cynwyd, PA
June 27, 2007, except for Note 2 and 37, as to which
  the date is September 21, 2007

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

Consolidated Balance Sheets

		2004		2005		2006		2006
ASSETS		ThCh$		ThCh$		ThCh$		ThUS$

CURRENT ASSETS
Cash and cash equivalents		2,117,631		408,884		570,144		1,071
Trade accounts receivable		1,973,528		2,123,313		1,936,546		3,637
Notes receivable		2,045,166		1,068,726		1,027,403		1,930
Other accounts receivable		598,486		79,101		33,494		63
Accounts receivable from related companies		6,729,865		1,540,984		36,269		68
Inventories		11,043,675		11,197,500		12,253,155		23,015
Recoverable taxes		805,680		401,247		428,075		804
Prepaid expenses		860,214		839,682		1,066,258		2,003
Deferred income taxes		-		119,034		115,115		216
Other current assets		425,972		42,210		83,593		158

Total current assets		26,600,217		17,820,681		17,550,052		32,965

PROPERTY, PLANT AND EQUIPMENT
Lands		41,243,324		30,617,126		30,695,531		57,656
Buildings and infrastructure		54,592,629		48,482,129		49,074,418		92,178
Machinery and equipment		24,757,664		19,067,787		18,894,446		35,490
Other fixed assets		39,625,557		36,099,104		34,500,872		64,803

Less:
Accumulated depreciation	(	27,371,097)	(	21,800,067)	(	23,731,816)	(	44,576)

Net property, plant and equipment		132,848,077		112,466,079		109,433,451		205,551

OTHER ASSETS

Investments in related companies		3,824		3,919		3,838		7
Goodwill		15,050,286		13,811,561		12,694,604		23,845
Negative goodwill	(	36,698)	(	32,078)	(	27,456)	(	52)
Long-term accounts receivable		551,918		522,661		408,857		768
Long-term notes receivable related companies		-		3,947,135		1,971,308		3,703
Long-term deferred taxes		8,487,436		7,816,609		6,646,861		12,485
Intangible assets		10,648		9,820		9,817		18
Other non-current assets		1,214,423		1,255,948		1,373,898		2,581

Total other assets		25,281,837		27,335,575		23,081,727		43,355

Total assets		184,730,131		157,622,335		150,065,230		281,871

The accompanying notes are an integral part of these financial statements

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

Consolidated Balance Sheets

	2004	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY	ThCh$	ThCh$	ThCh$	ThUS$

CURRENT LIABILITIES

Short-term debt	4,564,834	1,724,076	6,163,488	11,577
Current portion of long-term debt	3,827,199	3,672,686	1,505,963	2,829
Accounts payable	23,417,804	19,502,964	20,225,290	37,990
Notes payable	106,795	69,090	29,533	55
Other accounts payable	1,416,696	1,523,007	1,191,111	2,237
Accounts payable to related companies	13,602,148	11,962,943	15,638,458	29,374
Accrued expenses	1,010,942	678,307	1,024,694	1,925
Withholding taxes payable	598,581	645,361	844,732	1,587
Deferred income	445,732	396,195	424,742	798
Deferred income taxes	124,123	-	-	-

Total current liabilities	49,114,854	40,174,629	47,048,011	88,372

LONG-TERM LIABILITIES

Long-term debt	14,627,344	9,840,613	4,105,663	7,712
Notes payable	937,829	784,994	476,393	895
Other accounts payable	3,259,773	2,561,932	2,321,003	4,359
Accounts payable and lease obligations with related companies	19,055,351	18,528,392	18,163,524	34,117
Deferred income	1,560,064	988,966	697,458	1,310

Total long-term liabilities	39,440,361	32,704,897	25,764,041	48,393

Minority interest	22,384	17,642	13,608	25

SHAREHOLDERS’ EQUITY

Paid-in capital	61,184,347	61,184,347	61,184,347	114,924
Additional paid-in capital	31,295,029	31,295,029	31,295,029	58,782
Other reserves	(7,147,157)	(10,280,676)	(9,861,672)	(18,523)
Retained earnings	18,346,255	10,820,313	2,526,467	4,745
Loss for the period	(7,525,942)	(8,293,846)	(7,904,601)	(14,847)

Total shareholders’ equity	96,152,532	84,725,167	77,239,570	145,081

Total liabilities and shareholders’ equity	184,730,131	157,622,335	150,065,230	281,871

The accompanying notes are an integral part of these financial statements

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

Consolidated Statements of Operations

		2004		2005		2006		2006
		ThCh$		ThCh$		ThCh$		ThUS$

OPERATING LOSS
Net sales		126,342,411		112,508,826		118,090,926		221,813
Cost of sales	(	98,585,703)	(	85,055,409)	(	89,266,144)	(	167,671)

Gross profit		27,756,708		27,453,417		28,824,782		54,142

Sales and administrative expenses	(	32,319,198)	(	31,643,350)	(	32,261,029)	(	60,596)

Operating loss	(	4,562,490)	(	4,189,933)	(	3,436,247)	(	6,454)

NON-OPERATING INCOME (LOSS)

Income from interest		479,358		25,464		107,384		202
Income from investments in related companies		2,544		95		-		-
Other non-operating income		1,247,446		430,854		329,518		619
Loss from investments in related companies				-	(	81)		-
Amortization of goodwill	(	1,360,527)	(	1,235,670)	(	1,116,957)	(	2,098)
Interest expense	(	3,801,629)	(	3,388,811)	(	2,914,084)	(	5,474)
Other non-operating expenses	(	1,216,489)	(	92,701)	(	92,644)	(	174)
Price-level restatement		55,276		299,773		207,185		389

Non-operating income (loss)	(	4,594,021)	(	3,960,996)	(	3,479,679)	(	6,536)

Loss before taxes, minority interest and amortization of negative goodwill	(	9,156,511)	(	8,150,929)	(	6,915,926)	(	12,990)
Income tax benefit (provision)		1,623,108	(	150,909)	(	997,514)	(	1,874)

Loss before minority interest and amortization of negative goodwill	(	7,533,403)	(	8,301,838)	(	7,913,440)	(	14,864)
Minority interest		2,322		3,371		4,218		8
Amortization of negative goodwill		5,139		4,621		4,621		9

Net loss	(	7,525,942)	(	8,293,846)	(	7,904,601)	(	14,847)

The accompanying notes are an integral part of these financial statements

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

Cash Flow Statements
(direct method)

		2004		2005		2006		2006
		ThCh$		ThCh$		ThCh$		ThUS$
Cash flows from operating activities

Cash received from customers		151,407,120		135,695,931		142,108,068		266,925
Interest received		743,117		25,464		101,211		190
Cash received from other sources		517		-		-		-
Other received revenues		538,630		117,724		103,762		194
Cash paid to suppliers and employees	(	150,228,680)	(	135,924,197)	(	140,252,365)	(	263,439)
Interest paid	(	3,645,832)	(	2,982,209)	(	2,529,488)	(	4,751)
Income taxes paid	(	355,213)	(	17,211)	(	22,931)	(	43)
Other expenses paid	(	1,178,915)	(	119,568)	(	182,712)	(	343)
Value-added and other taxes paid	(	1,283,422)	(	1,072,300)	(	1,549,710)	(	2,911)

Net cash used in operating activities	(	4,002,678)	(	4,276,366)	(	2,224,165)	(	4,178)

Cash flows from investment activities

Proceeds from sale of property, and equipment		2,937,985		12,088,436		-		-
Additions to property, plant and equipment	(	716,287)	(	412,106)	(	511,185)	(	960)
Additions to long-term investments	(	92,020)		-		-		-

Net cash provided by (used in) investment activities		2,129,678		11,676,330	(	511,185)	(	960)

Cash flows from financing activities

Proceeds from bank loans		2,746,520		8,576,173		1,133,418		2,129
Other loans obtained from related companies		8,849,262		-		6,791,189		12,756
Other sources of financing		-	(	23,298)		-		-
Payments on bank loans	(	8,618,878)	(	16,636,448)	(	4,924,183)	(	9,249)
Payments on loans	(	44,863)	(	54,667)	(	111,064)	(	209)
Payment of related companies loans		-	(	924,417)		-		-
			(
Net cash provided by (used in) financing activities		2,932,041	(	9,062,657)		2,889,360		5,427

TOTAL CASH FLOWS FOR THE YEAR		1,059,041	(	1,662,693)		154,010		289

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(	21,876)	(	46,054)		7,250		14

NET CHANGE IN CASH AND CASH EQUIVALENTS		1,037,165	(	1,708,747)		161,260		303

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,080,466		2,117,631		408,884		768

CASH AND CASH EQUIVALENTS AT END OF YEAR		2,117,631		408,884		570,144		1,071

The accompanying notes are an integral part of these financial statements

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES

Cash Flow Statements

		2004		2005		2006		2006
		ThCh$		ThCh$		ThCh$		ThUS$
RECONCILIATION BETWEEN NET FLOW ORIGINATING IN OPERATING ACTIVITIES AND NET INCOME (LOSS) FOR THE PERIOD

Net loss	(	7,525,942)	(	8,293,846)	(	7,904,601)	(	14,847)

Result from the sale of assets:
Income from the sale of fixed assets	(	537,927)	(	203,963)		-		-
Loss from the sale of other assets		1,110,157		-		-		-

Debits (Credits) to income not representing cash flows:
Depreciation for the period		4,632,037		4,205,076		4,081,478		7,666
Amortization and accrued expenses	(	1,598,158)		762,224		1,168,512		2,195
Income accrued on investments in related companies	(	2,544)	(	95)		-		-
Loss accrued on investments in related companies		-		-		81		2,098
Amortization of goodwill		1,360,528		1,235,670		1,116,957	(	9)
Amortization of negative goodwill	(	5,138)	(	4,621)	(	4,621)	(	1,463)
Net price-level restatement	(	55,275)	(	299,774)	(	207,185)		1,074
Other credits not representing cash flows	(	3,598,179)	(	356,531)	(	135,021)	(	254)
Other debits not representing cash flows		406,142		17,397	(	159,356)	(	299)

(Increase) decrease in current assets
Trade accounts receivable	(	421,984)	(	149,786)		186,767		351
Inventories		1,518,459	(	153,825)	(	1,055,655)	(	1,983)
Other current assets	(	738,168)		3,206,517	(	203,935)	(	383)

Increase (decrease) in current liabilities
Accounts and notes payable		1,387,262	(	3,952,545)		682,770		1,282
Income taxes payable		37,206	(	276,565)		-		-
Accrued expenses and withholdings payable		126,606	(	27,102)		213,862		402
Value-added tax and other taxes payable	(	95,437)		18,774		-		-
Loss of minority interest	(	2,323)	(	3,371)	(	4,218)	(	8)

Net cash used in operating activities	(	4,002,678)	(	4,276,366)	(	2,224,165)	(	4,178)

The accompanying notes are an integral part of these financial statements

SUPERMERCADOS UNIMARC S.A. AND AFFILIATES
Explanatory notes to the consolidated financial statements
December 31, 2006, 2005 and 2004

NOTE 1-	FORMATION AND BUSINESS OF THE COMPANY

Supermercados Unimarc S.A. (“Unimarc”, the “Company”, “we” or “us”, unless the context otherwise requires) is a corporation organized under the laws of the Republic of Chile whose stock is listed on the Chilean Stock Exchange and whose American Depository Receipts (ADRs) were listed on the New York Stock Exchange. Prior to the opening of the market on Wednesday, April 2, 2003, the NYSE suspended the listing of our ADRs on the NYSE, pursuant to a written communication furnished to us on March 28, 2003. The NYSE made this decision on the ground that the average closing price of our ADRs had been less than US$1.00 over a consecutive 30-day trading period and we were unable to cure this non-compliance within the time period prescribed by the NYSE.

The Company was incorporated under the name Comercial e Inmobiliaria Unimarc on October 24, 1991 and changed to its current name on April 26, 1996. It is regulated by the rules and regulations of the Chilean Superintendencia de Valores y Seguros (SVS) and the United States Securities and Exchange Commission (SEC). The Company’s main activity is the operation of wholesale and retail trade supermarkets in Chile, under the commercial name “Unimarc”.

The purpose of the Company is the import and export of all kinds of products for consumption and goods and chattels for its own account or for third parties, either as a wholesaler or retailer. The Company operates 41 supermarket stores.

NOTE 2-	GOING CONCERN MATTERS

	a)	As of December 31, 2004, 2005 and 2006, the Company had a working capital deficiency of ThCh$(22,514,637), ThCh$(22,353,948) and ThCh$(29,497,959) respectively.

	b)	State Street Bank and Trust Company

The Company and other subsidiaries of Inversiones Errázuriz Ltda. (“Inverraz Ltda.” or “Inverraz”) have reported since 1994 and 1996, in  their capacity as guarantors of two loans taken by Inverraz Ltda. from State Street Bank and Trust Company (“State Street”), in the amount of ThUS$45,556 and ThUS$65,000, respectively.  Under the underlying loan agreements, the Company's guarantee was limited to ThUS$13,689 for the 1994 loan, and ThUS$25,230 for the 1996 loan, which amounts could be increased if the other guarantors were unable to pay their respective share of liability (e.g., in case of bankruptcy or liquidation).

On March 25, 2001, Inverraz Ltda. was informed that State Street commenced legal actions in the United States District Court for the Southern District of New York seeking payment of over $135 million dollars, jointly and severally against each of the defendants (which included the company as loan guarantor) for non-payment of the two loans. The court ruled in favor of State Street  The Company, along with the other defendants, appealed the ruling to  the US Court of Appeals for the Second Circuit, which denied the  appeal. The Company, along with the other defendants then filed a writ of certiorari with the US Supreme Court seeking permission to appeal from the Second Circuit's ruling. On February 22, 2005, the US Supreme Court denied the petition for a writ of certiorari by Inverraz, the loan guarantors (including us) and certain other entities claimed to be “loan guarantors” (collectively, the “Chilean Defendants”), effectively concluding the appellate proceedings within the United States

Pursuant to the conclusion of the appellate proceedings within the US federal court system, settlement discussions thereafter resumed between the Chilean Defendants and State Street. However, those settlement discussions did not result in a mutually acceptable resolution of the matter.  State Street subsequently commenced a legal proceeding before the Chilean Supreme Court seeking permission to recognize the federal court's default judgment as the equivalent of an enforceable Chilean judgment, which proceeding we refer to as the "Recognition Application".  The Chilean Defendants are opposing the Recognition Application on all available legal grounds.  Chilean counsel for the Chilean Defendants believes that the Chilean Defendants will prevail in defeating the Recognition Application.

On September 8, 2003, we filed a lawsuit against State Street before the 27th Civil Tribunal of Santiago, Chile, seeking a ruling to the effect that: (1) the provisions of the 1994 and 1996 credit agreements contemplating the submission of any disputes between the parties to these agreements to New York laws are invalid because, under Chilean laws, such disputes may only be submitted for resolution by Chilean courts as the underlying promissory notes were issued in Chile and in compliance with Chilean issuance requirements, and all assets subject to restrictive covenants under the agreements are located in Chile;(2) under Chilean laws, the original obligations underlying the agreements were novated upon, and by, the issuance of separate notes evidencing the payment obligations arising out of such agreements; (3) the payment obligations contained in the promissory notes prescribed because the holders of such notes did not bring any claims before Chilean courts to obtain their repayment within one year of their maturity, as required by Chilean laws; and (4) State Street is not a lender under the promissory notes because after their issuance, State Street transferred such notes to other persons. In addition, State Street filed a petition before the 27th Civil Tribunal to have all proceedings before Chilean courts terminated due to a lack of jurisdiction of Chilean courts to decide any disputes arising out of the credit agreements.  The Court of Appeals of Santiago had not issued any answer to such petition at the time of this filing.

On May 14, 2007, the Chilean Supreme Court recognized the US judgment with respect to the two loans that Inverraz obtained from State Street and other lenders as the equivalent of an enforceable Chilean judgment, against all the Chilean Defendants, including us, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans.  The Chilean Defendants intend to pursue vigorously all available defenses to enforcement of this judgment, but, in the event the Chilean courts reject these defenses, any and/or all of the Chilean Defendants, including us, could be held liable for the full amount awarded to State Street under the US judgment, which, at present, exceeds $136 million, plus interest.  However, under the relevant loan documents, our capped attributable liability is US$13,688,889 under the 1994 loan and US$25,230,328 under the 1996 loan or, with interest, ThCh$25,622,000.  Therefore, even if State Street were to try to obtain the full amount of the US judgment from us, we may be able to obtain ratable contribution from Inverraz and/or the other loan guarantors.  Accordingly, we have recorded as of December 31, 2006 a loss contingency provision equivalent to our capped attributable liability under the two loans.  See Note 38 for further details.

NOTE 2-	GOING CONCERN MATTERS (CONTINUED)

	c)	Banco Bhif

As of December 31, 2006, Unimarc does not have any pending obligations to Banco BBVA, former BBVA Banco BHIF, (BBVA), as all of them were entirely paid during year 2003, with the release of the guaranties lodged to cover the already extinguished obligations then pending.

Notwithstanding the foregoing, at present there are several trials between BBVA and companies of the Errázuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Unimarc, are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled.  Nine of them were sanctioned in favor of companies in the Errázuriz Group, where the bank was sentenced to additionally pay amounts exceeding UF183,531.81 plus interest.  They could cause the outstanding amounts to rise as high as UF490,000 (as per the latest legal expert’s report delivered in connection to this issue).

(i) Claims being heard at the Arbitration venue

At present there are 30 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 30, plus one called Book and another one called Principal.  The 30 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andrés Rubio Flores.  The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing, publication and distribution was prohibited under a judicial resolution.  In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder N 1 al N 3, favorably awarded.
Folder N 4, sentence awarded.
Folder N 5 al N 7, favorably awarded.
Folder N 8 y N 9, sentence awarded.
Folder N 10 al N 12, favorably awarded.
Folder N 13 y N 14, in a stage of summons to hear the final sentence.
Folder N 15, currently in the stage of remarks to evidences.
Folder N 16, pending to summon to hear the final sentence.
Folder N 17, sentence awarded.
Folder N 18 y N 20, in a stage of summons to hear the final sentence.
Folder N 21 y N 27, currently in the submittal of evidence stage.
Folder N 28 y N 29, currently in the stage of discussion.
Folder N 30, currently in the stage of discussion
Book Folder, is awaiting the evidence stage.
Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

NOTE 2-	GOING CONCERN MATTERS (CONTINUED)

The lawsuits filed before the Arbitrating Judges, add up to a total amount of UF1,224,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest – between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed.

d)
Although some of the matters described above have been resolved, as a result of the covenant and payment defaults described above coupled with unfavorable operating results, there is no guarantee that our other lenders won’t accelerate the payment of the loans made to us.  The company will continue working with its lenders to renegotiate its debt when necessary to be able to meet its commitments and continue to operate.

The Company’s operating results have been affected by its expansion and renovation programs.  Refurbishing of our stores had a detrimental effect on our sales since a store under renovations may be closed for a week or more.  The Company expects these efforts will increase sales in the long run and make the Company more competitive.  As a result of these efforts and others the Company may undertake, the Company believes operating results will improve in the future.  However, there are no guarantees that the Company’s plans will be successful and operating results will improve.

NOTE 3-	ACCOUNTING CRITERIA APPLIED

	a)	Accounting period

The financial statements of the Company and its affiliates cover the twelve-month periods between January 1 and December 31, 2006, 2005 and 2004.

	b)	Basis of the preparation

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

For comparative purposes, the financial statements as of December 31, 2006, 2005 and 2004, are presented updated by 3.6% in 2004 and 2.1% in 2005 inflation.  Additionally for an adequate comparison, some of the figures in said financial statements have been reclassified, as in the case of the Income Statement, where the reference to Exchange Differences appears in a net amount of ThCh$207,185, ThCh$299,773 and ThCh$55,276, amount which used to appear in the Monetary Correction account.

	d)	Basis of consolidation

The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated.  Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting.  All significant intercompany accounts and transactions have been eliminated.  Minority interests represent the shares held by outside shareholders in the fully consolidated companies.

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

Companies included in the consolidation

The companies with which the Company consolidated its participation are the following:

		Percentage of Participation
		2004	2005		2006
RUT	Companies	Total	Total	Direct	Indirect	Total
79.960.220-2	Compañía Comercializadora Nacional Ltda.	100.0000	100.0000	9.0000	91.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	99.9360	99.9360	0.0000	99.9360	99.9360
87.678.200-6	Comercial Supermercado Santiago S.A.	99.0000	99.0000	0.0000	99.0000	99.0000
96.629.940-1	Transportes Santa María S.A.	98.0000	99.6000	0.0000	99.6000	99.6000
87.678.100-k	Comercial Unimarc S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercado Rancagua S.A.	9.9000	100.0000	0.0000	100.0000	100.0000
O-E	Supermercado Hipermarc S.A.	99.9990	99.9990	0.0000	99.9990	99.9990
79.785.340-2	Unimarc Organización y Servicios S.A.	99.9549	99.9562	99.9562	0.0000	99.9562
96.800.910-9	Publicidad y Promociones Unimarc S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	99.9990	99.9990	0.0000	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	100.0000	100.0000	0.3300	99.6700	100.0000

e)	Price-Level Restatement

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

Non-monetary assets, liabilities and shareholders’ equity, and statement of income accounts are restated in terms of year-end purchase power.

Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

The price-level restatement credit or charge in the consolidated statement of income represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

Except as indicated, all amounts in the accompanying consolidated financial statements have been restated in Chilean pesos of general purchasing power of December 31, 2006 (constant pesos) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2006.  This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

F-15

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

The changes in CPI used for price-level restatement purposes are as follows:

Year	Year-end Change in CPI
%
2004	2.5
2005	3.6
2006	2.1

appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the Company’s results of operations for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

e)	Price-Level Restatement (Continued)

For comparative purposes, the financial statements for 2005 and 2004 the amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2006 purchasing power, as explained above.

Inflation Index-linked Units of Account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account.  The principal inflation index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect changes in Chile’s CPI.

The values for the UF as of December 31 of each year are as follows, in historical Chilean pesos:

Ch$
December 31, 2004	17,317.05
December 31, 2005	17,974.81
December 31, 2006	18,336.38

f)	Assets and Liabilities Denominated in Foreign Currency

The assets and liabilities denominated in foreign currency have been translated into Chilean pesos at the observed exchange rates, reported by the Central Bank of Chile, as follows (in Chilean pesos):

	2004	2005	2006
	Ch$	Ch$	Ch$

US dollar	557.40	512.50	532.39
Argentinean peso	187.361	169.449	173.304

Transactions denominated in foreign currencies other than the Chilean peso are translated into the reporting currency using the aforementioned exchange rates. Any gains or losses from the translation of foreign currency balances are recorded in the consolidated statements of income in the period in which the exchange rate changes.

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

	g)	Inventories

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

In order to cover any eventual bad debt in accounts receivable, the companies have set provisions over all those balances they estimate might not be recovered.  As of December 31, 2004, 2005 and 2006 provisions have been set for the items Trade Accounts Receivables and Notes Receivables for a total amount of ThCh$880,519, ThCh$1,094,088 and ThCh$852,820, respectively.

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

Investments in foreign affiliates, as of December 31, 2006, 2005 and 2004, have been valued as per what is provided in the Technical Bulletin N° 64 of the Colegio de Contadores de Chile A.G., dealing with the valuation of investments abroad, considering their valuation as a controlled affiliate in the source currency.

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

Investment in related companies (Continued)

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

The analysis of recoverability of said company’s fixed assets, was conducted bearing in mind that where there is evidence that a company’s operations shall not, on a permanent basis, yield sufficient income to cover all the costs, including the depreciation of the fixed assets taken as a whole, and where the book value of said assets is higher than their realization value, these values must be lowered to the recoverable amounts, charged against results other than from operation.

The result of this analysis showed that no adjustments affecting the accounting value of the company’s fixed assets is required.

The investments in domestic related companies, are presented valued as per the method of the proportional equity value of the investment, recognizing in income the proportional profit or accrued by the issuing company.

Since year 1998 and as per what is provided in circular letter N° 1358 of the Superintendency of Securities and Insurance, the goodwill generated in the acquisition of new investments are amortized in a period of 20 years.

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

The financial statements of the Argentine subsidiary, Supermercados Hipermarc S.A., or Hipermarc, were translated into Chilean pesos in accordance with the criteria established by Technical Bulletin 64 (BT 64) issued by the Colegio de Contadores de Chile A.G.  Under BT 64, investments in stable countries, which are not considered to be an extension of the Chilean parent’s operations, must use the local currency as the currency of measurement.  Differences arising from comparing the price-level restated value of the investment, with the amount resulting from translating the Company’s investment at the year-end exchange rate, is shown within equity under Other Reserves.

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

	n)	Income tax and deferred taxes

The income tax is computed on the basis of the net income, determined as per the norms set forth in the Income Tax Law.

The deferred taxes are recognized as per what is provided in the Technical Bulletin N° 60 of the Colegio de Contadores de Chile A.G., and in circular letter N° 1466 of the Superintendency of Securities and Insurance.

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

We recognize revenues at the point of sale to retail customers, when title to the goods has transferred to the customer and the customer has paid the price for such goods.  We recognize the discounts we provide to customers at the point of sale, as well as an allowance for returns as a reduction in sales, as we sell our products.  We recognize income for in-store promotions, or other incentives from suppliers that are non-refundable credits or payments when the related activities that the supplier requires are completed, the amount can be fixed or is variable and determinable, and the collectability is reasonably assured.  This income is generally included as an increment of net sales.  Funds that are directly linked to advertising commitments are recognized as a increment of net sales when the related advertising commitment is satisfied.  We also maintain allowances for possible estimated losses due to bad debts that result from the inability of our customers to make required payments.

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

	q)	Translation into US dollars (Unaudited)

The Company maintains its accounting records and prepares its consolidated financial statements in Chilean pesos.  The United States dollar amounts disclosed in the consolidated financial statements are presented for convenience of the reader translated at the observed exchange rate as of December 31, 2006, of Ch$532.39 per US$1.00.  This translation should not be construed as representing that the Chilean pesos amounts actually represent, have been, or could be, converted into United States dollars at such rate or at any other rate.

NOTE 3-	ACCOUNTING CRITERIA APPLIED (CONTINUED)

	r)	Use of estimates

The preparation of consolidated financial statements in conformity with Chilean GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

	s)	Commitments and Contingencies

The liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred into and the amount of the assessment and/or remediation can be reasonably estimated.

NOTE 4-	ACCOUNTING CHANGES

During the years 2004, 2005 and 2006 there have been no changes in the application of accounting principles as compared with the previous periods.

NOTE 5-	PRICE-LEVEL RESTATEMENT

The gain (loss) arising from the price-level restatement process is comprised of the following:

Restating to reflect changes in CPI:

Assets (Charges) / Credits	Adjustment Index	2004 ThCh$	2005 ThCh$	2006 ThCh$
Property, plant and equipment	Ch $	2,136,377	3,073,534	1,579,005
Investment in related companies	Ch $	399	518,652	283,417
Minority interest	Ch $	559,111	-	-
Accounts receivable to related companies	Ch $	-	-	448,059
Other non monetary assets	Ch $, UF	15,985	(2,743)	103,350
Accounts of expenses and costs	Ch $	120,335	95,484	24,617
Total (Charges) Credits		2,832,207	3,684,927	2,438,448
Liabilities (Charges) / Credits		-
Shareholders´ equity	Ch $	(2,590,088)	(3,341,207)	(1,742,633)
Obligations with banks	Ch $,UF	(83,942)	(82,197)	(40,980)
Accounts related companies	Ch $	25,205	10,475	(22,797)
Minority interest	UF, Ch $	1,127,719	907,268	(506,683)
Non monetary liabilities		$(1,148,865)	(534,569)	679,867
Accounts of income	Ch $, UF	(52,206)	-	(26,442)
Total (Charges) credits		(2,722,177)	(3,040,230)	(1,659,668)

(Loss) Profit From Price Level Restatement		110,030	644,697	778,780

NOTE 5-	PRICE-LEVEL RESTATEMENT (CONTINUED)

Restating by US$ and foreign currency exchange rate changes:

		2004	2005	2006
Item	Currency	ThCh$	ThCh$	ThCh$
Assets (Charges) / Credits

Accounts receivable from Related companies	US$	3,711	(1,067,360)	243,874
Other assets	US$	-	(2,016)	9,420
Income from conversion of Argentinean affiliate	Argentinean $	(718,943)	136,318	138,349
Total (Charges) Credits		(715,232)	(933,058)	391,643
Liabilities (Charges) / Credits

Banking obligations	US$	656,483	882,754	(454,877)
Other liabilities	US$	3,995	(294,352)	(508,361)
Accounts related companies	US$	-	(268)	-
Total (Charges) credits		660,478	588,134	(963,238)

(Loss) Profit From Exchange Difference	(54,754)	(344,924)	(571,595)

NOTE 6-	TRADE ACCOUNTS RECEIVABLE, NOTES RECEIVABLE AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 2004, 2005 and 2006, trade accounts receivable and notes receivable consist of the following:

	2004	2005	2006
a) Trade accounts receivable	ThCh$	ThCh$	ThCh$

Wholesale clients	84,248	55,862	208,492
Invoicing clients	154,144	195,005	61,566
Exports clients	14,700	22,709	686
Domestic clients	1,982,336	2,130,685	1,940,317
Allowance for bad debt	(261,900)	(280,948)	(274,515)

Totals	1,973,528	2,123,313	1,936,546
	2004	2005	2006
b) Notes receivable	ThCh$	ThCh$	ThCh$

Receivables from sale of businesses in Argentina	193,361	192,472	148,774
Credit Cards	1,300,412	495,953	398,887
Checks on hand	656,025	613,624	658,890
Others	513,987	579,818	399,157
Allowance for bad debt	(618,619)	(813,140)	(578,305)

Totals	2,045,166	1,068,726	1,027,403
	2004	2005	2006
c) Other accounts receivable	ThCh$	ThCh$	ThCh$

Miscellaneous accounts receivable	475,861	29,387	22,766
Advances to suppliers	7,122	706	-
Others	115,503	49,009	10,728

Totals	598,486	79,101	33,494

NOTE 7-	INVENTORIES

The composition of the inventories as of December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Item	ThCh$	ThCh$	ThCh$

Merchandise for sale	11,021,988	11,192,411	12,253,155
Imports in transit	21,687	5,089	-
Totals	11,043,675	11,197,500	12,253,155

NOTE 8-	PREPAID EXPENSES

As of December 31, 2004, 2005 and 2006, prepaid expenses consist of the following:

	2004	2005	2006
Items	ThCh$	ThCh$	ThCh$

Operating materials	824,156	551,037	576,074
Prepaid insurance	17,972	254,906	339,031
Prepaid publicity	-	-	120,880
Other prepaid expenses	18,086	33,739	30,273
Totals	860,214	839,682	1,066,258

NOTE 9-	OTHER CURRENT ASSETS

As of December 31, 2004, 2005 and 2006, the following items are shown:

	2004	2005	2006
Items	ThCh$	ThCh$	ThCh$

Deferred VAT Leasing and Insurance	47,504	32,915	50,772
Others	76,782	7,948	32,821
Customs Duties	6,072	1,347	-
Deposits Guarantee	295,614	-	-
Totals	425,972	42,210	83,593

NOTE 10-	PROPERTY, PLANT AND EQUIPMENT

The following items are included under fixed assets as of December 31, 2004, 2005 and 2006:

Items	2004			2005			2006
		ThCh$			ThCh$			ThCh$
	Fixed assets	Accumulated depreciation	Total fixed assets (net)	Fixed assets	Accumulated depreciation	Total fixed assets (net)	Fixed assets	Accumulated depreciation	Total fixed assets (net)
Land	41,243,324	-	41,243,324	30,617,126	-	30,617,126	30,695,531	-	30,695,531
Buildings and infrastructure	54,592,629	(7,019,142)	47,573,487	48,482,129	(6,913,490)	41,568,639	49,074,418	(8,066,641)	41,007,777
Machinery & equipment	24,757,664	(10,757,758)	13,999,906	19,067,787	(6,281,651)	12,786,136	18,894,446	(7,196,801	11,659,405

Other fixed assets:

Furniture & supplies	4,589,175	(2,741,085)	1,848,090	2,811,298	(1,305,697)	1,505,601	2,537,511	(1,378,088)	1,159,423
Facilities	10,402,542	(4,349,089)	6,053,453	8,583,730	(4,107,446)	4,476,284	9,047,808	(4,602,103)	4,445,705
Works in progress	1,980,748	-	1,980,748	2,038,204	-	2,038,204	1,945,739	-	1,945,739
Assets under lease	22,653,092	(2,504,023)	20,149,069	22,665,872	(3,191,783)	19,474,089	20,969,814	(2,488,183)	18,481,631
Total other fixed assets	39,625,557	(9,594,197)	30,031,360	36,099,104	(8,604,926)	27,494,178	34,500,872	(8,468,374)	26,032,498
Totals	160,219,174	(27,371,097)	132,848,077	134,266,146	(21,800,067)	112,466,079	133,165,267	(23,731,816)	109,433,451

Assets under lease

Leasing companies	Assets	Amount ThCh $	Installments	Maturity	Interest rate

Corp. Vida S.A.	Sup. La Reina	1,606,091	140	7/May/18	UF+TIP
Telmex	Computer Equipment	947,560	49	5/Jan/11	US$+TIP
Renta Nac. Cía. de Seguros de Vida	Sup. La Florida	17,790,891	228	5/Dec/25	UF+TIP
Deferred utility leaseback Sup. La Florida		(1,862,911)
Totals		18,481,631

NOTE 11-	INVESTMENTS IN RELATED COMPANIES

The breakdown of the investments in related companies is the following:

Taxpayer number	Company	Country of origin	Currency of investment control	Number of shares	Percentage of participation			Equity companies			Patrimony societies to fair value			Result of the exercise to fair value			Income for the period
					2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
					%	%	%	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$
65,229,660-2	Organismo Técnico Intermedio Capac,	Chile	Peso	0	42	42	42	8,561	9,331	-1,484	-	-	-	-	-	-	6,057	226	-640

	Totals			-	42	42	42	8,561	9,331	-1,484	-	-	-	-	-	-	6,057	226	-640

Taxpayer number	Company	Country of origin	Currency of investment control	Number of shares	Accrued profit			VP/VPP			Non-realized income			Accounting value of the investment
					2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
					Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$	Th. Ch$
65,229,660-2	Organismo Técnico Intermedio Capac,	Chile	Peso	0	2,544	95	-81	3,824	3,919	3,838	-	-	-	3,824	3.919	3.838
	Totals			-	2,544	95	-81	3,824	3,919	3,838	-	-	-	3,824	3.919	3.838

NOTE 12-	GOODWILL AND NEGATIVE GOODWILL

This item presents greater and lower costs (goodwill) determined as per what is provided in Technical Bulletin N° 42 of the Colegio de Contadores de Chile A.G., principally applying an amortization period of 20 years, by which time the investment is expected to be recovered in full.

The main accounting balances are generated as follows:

1) Goodwill Supermercados Hipermarc S.A.

On December 20, 1999 a purchase was made from Celimar International S.A. (minority shareholder in Hipermarc), of its interest in this company for an amount of US$21,000,000, corresponding to 16.32675 % of the company's equity.  This operation generated a lower accounting value (goodwill) of ThCh$9,088,538 (historical figure).

2) Goodwill Inmobiliaria de Supermercados S.A.

On September 16 1996, Unimarc paid ThCh$11,500,977 (historical figure) for an additional interest in Inmobiliaria de Supermercados S.A. (ISSA S.A.), increasing its participation to 99.999%.  The net book value of the net assets acquired exceeded the purchase price resulting in negative goodwill of ThCh$7,634,664 (historical figure).

3) Goodwill Unimarc Abastecimientos S.A.

This affiliate was purchased in August 1998.  At that time, its corporate name was Inversión Nacional S.A., subsequently changing to the current Unimarc Abastecimientos S.A.  This company operates at present as a warehouse for the products to be sold in the supermarkets.

The breakdown of the investments in related companies is the following:

GOODWILL

Taxpayer number	Company	2004 ThCh$		2005 ThCh$		2006 ThCh$
		Amount amortized in the period	Goodwill balance	Amount amortized in the period	Goodwill balance	Amount amortized in the period	Goodwill balance

96.621.750-2	Supermercado Hipermarc S.A.	774,524	8,017,727	649,682	7,364,990	530,951	6,834,038
96.799.180-5	Inmob. de Supermercados S.A.	490,944	5,727,667	490,943	5,236,724	490,942	4,745,782
88.627.400-9	Unimarc Abastecimientos S.A.	92,185	1,252,190	92,186	1,160,004	92,186	1,067,819
87.678.300-2	Comercial S.M. Rancagua S.A.	2,554	46,628	2,555	44,074	2,554	41,518
96.621.750-2	Inmob. Las Tranqueras S.A.	3	37	2	33	6	30
96.629.940-1	Transportes Santa María S.A.	317	6,037	302	5,736	318	5,417
	Totals	1,360,527	15,050,286	1,235,670	13,811,561	1,116,957	12,694,604

NOTE 12-	GOODWILL AND NEGATIVE GOODWILL (CONTINUED)

NEGATIVE GOODWILL

		2004 ThCh$		2005 ThCh$		2006 ThCh$
Taxpayer number	Company	Amount amortized in the period	Negative goodwill balance	Amount amortized in the period	Negative goodwill balance	Amount amortized in the period	Negative goodwill balance

86.360.500-8	Adm. de Supermercados S.A.	4,620	36,698	4,621	32,078	4,621	27,456
79.785.340-2	Unimarc Organización y Servicios S.A.	519	-	-	-	-	-
	Totals	5,139	36,698	4,621	32,078	4,621	27,456

NOTE 13-	OTHER NON CURRENT ASSETS

As of December 31, 2004, 2005 and 2006, other assets include the following:

Items	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Deposits	831,663	1,033,830	1,184,890
Computer System Project	143,731	21,991	-
Other long term assets	239,029	200,127	189,008
Totals	1,214,423	1,255,948
			1,373,898

NOTE 14-	LONG - TERM ACCOUNTS RECEIVABLE

As of December 31, 2004, 2005 and 2006, this account consists of the following:

Items	2005	2005	2006
	ThCh$	ThCh$	ThCh$

Prepaid rent	179,024	167,654	156,608
Others	372,894	340,553	252,249
Totals	551,918	522,661	408,857

NOTE 15-	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The breakdown of the obligations with banks and financial institutions in force as of December 31, 2004, 2005 and 2006, is the following:

		TYPES OF CURRENCY AND ADJUSTMENT INDEX
Taxpayer number	BANK OR FINANCIAL INSTITUTION	DOLLARS			OTHER FOREIGN CURRENCIES				UF		Ch$NON ADJUSTABLE			TOTALS
		2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Short term

96.621.750-2	Banco Do Brasil	-	-	-	-	-	-	743,649	630,537	-	-	-	-	743,649	630,537	-
97.051.000-1	Banco del Desarrollo	3,821,184	1,089,105	1,057,135	-	-	-	-	-	-	-	-	-	3,821,184	1,089,105	1,057,135
97.018.000-1	Scotiabank Sud Americano	-	-	-	-	-	-	-	4,434	-	-	-	-	-	4,434	-
0-E	Banco Societe Generale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97041000-7	Banco Boston	-	-	5,106,353	-	-	-	-	-	-	-	-	-	-	-	5,106,353
	Totals	3,821,184	1,089,105	6,163,488	-	-	-	743,649	634,971	-	-	-	-	4,564,834	1,724,076	6,163,488
	Amount of indebted capital	3,813,946	1,080,215	6,107,365	-	-	-	742,906	634,127	-	-	-	-	4,556,852	1,714,342	6,107,365
	Average annual interest rate	9.2	4.5	4.5	-	-	-	9.2	9.0	-	-	-	-	-	-	-

	Long term – Current portion

97.032.000-8	Corp Banca	-	-	-	-	-	-	581,619	616,869	651,676	-	-	-	581,619	616,869	651,676
96.621.750-2	KFW	487,192	456,249	456,248	-	-	-	-	-	-	-	-	-	487,192	456,249	456,248
96.621.750-2	Societe Generale	-	-	-	92,076	218,335	-	-	-	-	-	-	-	92,076	218,335	-
97.018.000-1	Scotiabank Sud Americano	-	-	-	-	-	-	50,311	-	-	-	-	-	50,311	-	-
97.036.000-K	Santander Santiago	-	-	-	-	-	-	-	-	-	217,892	224,969	235,862	217,892	224,969	235,862
97.041.000-7	Banco Boston	2,398,111	2,156,263	-	-	-	-	-		-	-	-	-	2,398,111	2,156,264	-
97.003.00-K	Banco Do Brasil	-	-	-	-	-	-	-		-	-	-	128,536	-	-	128,536
0-E	Banco Supervielle	-	-	-		-	33,641	-		-	-	-	-	-	-	33,641
	Totals	2,885,302	2,612,512	456,248	92,076	218,335	33,641	631,930	616,869	651,676	217,892	224,969	364,398	3,827,199	3,672,686	1,505,963
	Amount of indebted capital	2,801,939	2,486,714	400,531	89,650	172,018	33,641	616,042	603,726	642,964	217,892	220,445	358,607	3,719,463	3,482,903	1,435,743
	Average annual interest rate	-	6.5	4.5	-	-	14.5	-	8.0	8.1	-	-	-	-	-	-

Percentage of obligations in foreign currency (%)	81.01	72.64	86.75
Percentage of obligations in domestic currency (%)	18.99	27.36	13.25

NOTE 16-	LONG-TERM LIABILITIES/LONG-TERM DEBT

The breakdown of the obligations with banks and financial institutions in force as of December 31, 2004, 2005 and 2006, is the following:

		MATURITY IN YEARS							CLOSING DATE OF THE CURRENT PERIOD		CLOSING DATE OF THE 2004 PERIOD	CLOSING DATE OF THE 2005 PERIOD
			More than	More than	More than
Taxpayer number	Bank or financial institution	Currency of the adjustment index	1 until 2	2 until 3	3 until 5	More than 5 until 10	More than 10 years		TOTAL LONG TERM AT THE CLOSING OF THE FINANCIAL STATEMENTS	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG TERM AT THE CLOSING OF THE FINANCIAL STATEMENTS	TOTAL LONG TERM AT THE CLOSING OF THE FINANCIAL STATEMENTS
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	TERM	THCH$	%	THCH$	THCH$
97.023.000-9	Corp Banca	UF.	687,103	133,586	-	-	-	-	820,689	8.5	2,064,698	1,464,924

96.621.750-2	KFW	Dollars	400,531	400,531	801,062	801,062	-	-	2,403,186	5.6	3,548,536	2,755,651

97.015.000-5	Santander Santiago	No adjustable Ch$	255,799	-	-	-	-	-	255,799	-	754,806	501,14

96.621.750-2	Societe Generale	Other currencies	-	-	-	-	-	-	-	14.0	291,321	144,583

97.003.000-K	Banco Do Brasil	No adjustable Ch$	127,123	127,123	127,123	-	-	-	381,369	10.0	-	-

97.018.000-1	Banco Scotiabank	UF.	-	-	-	-	-	-	-	-	4,730	-

97.041.000-7	Banco Boston	Dollars	-	-	-	-	-	-	-	4.5	7,963,250	4,974,315

0-E	Banco Supervielle	Other currencies	41,133	41,983	42,851	118,653	-	-	244,620	11.0	-	-

Totals									14,627,344	9,840,613
	1,511,689	703,223	971,036	919,715	-	-	4,105,663	-

Percentage of obligations foreign currency (%)	64.49								85.67	80.02
Percentage of obligations domestic currency (%)	35.51								14.33	19.98

NOTE 17-	SHORT–TERM AND LONG–TERM PAYABLES

Current liabilities
		UP TO 90 DAYS						90 DAYS TO 1 YEAR
		12/31/2004		12/31/2005		12/31/2006		12/31/2004		12/31/2005		12/31/2006
		AMOUNT		AMOUNT		AMOUNT		AMOUNT		AMOUNT		AMOUNT
ITEM	CURRENCY	ThCh$	AVERAGE ANNUAL INTEREST RATE	ThCh$	AVERAGE ANNUAL INTEREST RATE	ThCh$	AVERAGE ANNUAL INTEREST RATE	ThCh$	AVERAGE ANNUAL INTEREST RATE	ThCh$	AVERAGE ANNUAL INTEREST RATE	ThCh$	AVERAGE ANNUAL INTEREST RATE

Sundry creditors	Dollars	73,665	-	205,164	-	46,809	-	304,526	-	315,531	-	145,521	-
Sundry creditors	Dollars	72,417	-	21,741	-	75,467	-	24,498	-	-	-	-	-
Sundry creditors	Dollars	72,615	-	15,658	-	-	-	28,311	-	78,317	-	-	-
Sundry creditors	UF.	164,445	-	180,404	-	163,515	-	160,263	-	98,154	-	274,915	-
Sundry creditors	UF.	48,863	-	39,864	-	46,223	-	44,513	-	-	-	-	-
Sundry creditors	UF.	15,071	-	16,542	-	77,109	-	-	-	49,148	-	58,545	-
Sundry creditors	No adjustable Ch$	407,509	-	502,483	-	303,006	-	-	-	-	-	-	-
Accounts payable	No adjustable Ch$	18,425,989	-	14,610,802	-	15,243,845	-	-	-	-	-	-	-
Accounts payable	Argentinean pesos	325,144	-	399,686	-	418,335	-	144,673	-	125,991	-	151,313	-
Accounts payable	Dollars	4,521,998	-	4,366,484	-	4,411,797	-	-	-	-	-	-	-
Notes and accts	No adjustable Ch$	-	-	11,508,037	-	14,269,645	-	-	-	-	-	-	-
Notes and accts	Argentinean pesos	-	-	27,436	-	143,970	-	-	-	-	-	-	-
Notes and accts	Dollars	-	-	-	-	435,028	-	-	-	-	-	-	-
Notes and accts	UF.	-	-	102,669	-	110,214	-	-	-	324,801	-	342,761	-
Notes payable	Argentinean pesos	39,005	-	23,242	-	8,145	-	57,654	-	18,858	-	-	-
Notes payable	No adjustable Ch$	-	-	21,007	-	21,388	-	-	-	-	-	-	-
Notes payable	Dollars	10,135	-	5,983	-	-	-	-	-	-	-	-	-
Obligations with banks	UF.	1,375,579	-	1,251,840	-	651,676	-	-	-	-	-	-	-
Obligations with banks	Dollars	-	-	-	-	-	-	6,706,488		3,701,617	9.00%	6,619,771	9.00%
Obligations with banks	Argentinean pesos	18,911	-	94,623	-	3,337	-	73,163	-	123,713	-	30,303	-
Obligations with banks	No adjustable Ch$	217,891	-	224,97	-	364,399	-	-	-	-	-		-
Other liabilities	Argentinean pesos	419,571	-	229,98	-	164,334	-	-	-	-	-	172,328	-
Other liabilities	No adjustable Ch$	1,314,076	-	1,094,298	-	1,870,306	-	-	-	-	-	-	-
Other liabilities	Dollars	111,434	-	98,897	-	106,002	-	334,299	-	296,689	-	318,004	-
Notes and accts. payable related company	No adjustable Ch$	13,119,672	-	-	-	-	-	-	-	-	-	-	-
Notes and accts. payable related company	Argentinean pesos	80,594	-	-	-	-	-	-	-	-	-	-	-
Notes and accts. payable related company	UF.	99,776	-	-	-	-	-	302,106	-	-	-	-	-
Total current liabilities
	Dollars	4,862,264	-	4,713,927	-	5,075,103	-	7,398,121	-	4,392,154	-	7,083,296	-
	UF.	1,703,735	-	1,591,319	-	1,048,737	-	506,882	-	472,103	-	676,221	-
	No adjustable Ch$	33,485,137	-	27,961,597	-	32,072,589	-	-	-	-	-	-	-
	Argentinean pesos	883,224	-	774,967	-	738,121	-	275,491	-	268,562	-	353,944	-

NOTE 17-	SHORT–TERM AND LONG–TERM PAYABLES (CONTINUED)

Long term liabilities, current period 12/31/2006
		1 - 3 years		3 - 5 years		5 - 10 years		Over 10 Years
ITEM	CURRENCY	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE
Sundry creditors	UF.	283,222	-	381,789	-	874,415	-	-	-
Sundry creditors	US$	781,578	-	-	-	-	-	-	-
Sundry creditors	US$	308,008	-	168,385	-	-	-	-	-
Notes and accts, payable Related Parties	UF.	1,571,421	-	1,949,036	-	4,343,717	-	9,405,810	-
Other liabilities long term	US$	697,458	-	-	-	-	-	-	-
Obligations with banks	UF.	820,689	-	-	-	-	-	-	-
Obligations with banks	US$	801,062	-	801,062	-	801,065	-	-	-
Notes payable	Argentinean pesos	-	-	-	-	-	-	-	-
Notes and accts, payable Related Parties	Argentinean pesos	893,539	-	-	-	-	-	-	-
Obligations with banks	Argentinean pesos	83,116	-	86,588	-	74,913	-	-	-
Obligations with banks	$not reajustables	510,045	-	127,123	-	-	-	-	-

Total Liabilities Long term
	UF.	2,675,332	-	2,330,825	-	5,218,132	-	9,405,810	-
	US$	2,588,106	-	969,447	-	801,065	-	-	-
	Argentinean pesos	976,655	-	86,588	-	74,913	-	-	-
	Non-adjustable Ch$	510,045	-	127,123	-	-	-	-	-

Liabilities long term previous period 12/31/2005
		1 - 3 years		3 - 5 years		5 - 10 years		Over 10 Years
ITEM	CURRENCY	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE
Obligations with banks	UF.	1,331,222	-	133,702	-	-	-	-	-
Obligations with banks	US$	5,761,643	-	787,328	-	1,180,996	-	-	-
Obligations with banks	Argentinean pesos	144,583	-	-	-	-	-	-	-
Obligations with banks	Non-adjustable Ch$	501,139	-	-	-	-	-	-	-
Sundry creditors	UF.	254,179	-	332,077	-	1,040,847	-	-	-
Sundry creditors	US$	861,024	-	-	-	-	-	-	-
Sundry creditors	US$	73,805	-	-	-	-	-	-	-
Notes and accts, payable Related Parties	US$	795,148	-	-	-	-	-	-	-
Notes and accts, payable Related Parties	UF.	1,600,660	-	1,848,479	-	3,249,654	-	11,034,451	-
Other liabilities long term	US$	791,173	-	197,793	-	-	-	-	-
Notes payable	Argentinean pesos	384,722	-	385,916	-	14,356	-	-	-
Total Liabilities Long term
	UF.	3,186,061	-	2,314,258	-	4,290,501	-	11,034,451	-
	US$	8,282,793	-	985,121	-	1,180,996	-	-	-
	Argentinean pesos	529,305	-	385,916	-	14,356	-	-	-
	Non-adjustable Ch$	501,139	-	-	-	-	-	-	-

NOTE 17-	SHORT–TERM AND LONG–TERM PAYABLES (CONTINUED)

Long term liabilities, current period 12/31/2004
		1 - 3 years		3 - 5 years		5 - 10 years		Over 10 Years
ITEM	CURRENCY	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE	AMOUNT THCH$	AVERAGE ANNUAL INTEREST RATE
Sundry creditors	UF	231,015	-	302,537	-	949,197	-	204,368	-
Sundry creditors	US$	988,164	-	387,376	-		-		-
Sundry creditors	US$	6,742	-		-		-		-
Sundry creditors	US$	190,373	-		-		-		-
Notes and accts. payable Related Parties	UF	1,486,933	-	1,717,137	-	3,018,776	-	11,897,739	-
Notes and accts. payable Related Parties	Argentinean pesos	56,414	-		-		-		-
Other liabilities long term	US$	891,464	-	668,599	-		-		-
Obligations with banks	UF	1,250,656	-	818,773	-		-		-
Obligations with banks	Argentinean pesos	261,596	-	29,728	-		-		-
Obligations with banks	US$	8,850,383	-	887,133	-	1,774,269	-		-
Obligations with banks	Non-adjustable Ch$	481,614	-	273,194	-		-		-
Notes payable	Argentinean pesos	569,156	-	352,225	-	16,449	-		-
Notes and accts. payable Related Parties	US$	878,351	-		-		-		-
Total Liabilities Long term
	UF	2,968,604	-	2,838,447	-	3,967,973	-	12,102,107	-
	US$	11,805,477	-	1,943,108	-	1,774,269	-	-	-
	Argentinean pesos	887,166	-	381,953	-	16,449	-	-	-
	Non-adjustable Ch$	481,614	-	273,194	-	-	-	-	-

NOTE 18-	ACCRUED EXPENSES

As of December 31, 2004, 2005 and 2006, the accrued expenses were as follows:

	2004	2005	2006
Items	ThCh$	ThCh$	ThCh$
Vacation provision	50,523	50,423	109,635
Provisions container Ct. acct	378,110	21,414	-
Provision for litigation (see Note 30.e)	321,354	392,850	543,624
Others	260,955	213,620	371,435

Totals	1,010,942	678,307	1,024,694

NOTE 19-	WITHHOLDING TAXES PAYABLE

As of December 31, 2004, 2005 and 2006, this account consists of the following:

	2004	2005	2006
Items	ThCh$	ThCh$	ThCh$
Healthcare premium and pension withholding payable	280,606	245,121	236,902
Withholding taxes payable	129,499	157,060	249,092
Others	188,476	243,180	358,738

Totals	598,581	645,361	844,732

NOTE 20-	DEFERRED TAXES AND INCOME TAX

	a)	Deferred taxes

The accumulated deferred taxes, calculated in the form explained in Note 38, (2) (e), amounts to a net asset value of, ThCh$6,761,976, as of December 31, 2006 (ThCh$7,935,643 net assets as of December 31, 2005 and ThCh$8,363,313 net assets as of December 31, 2004), and corresponds to the breakdown included below:

December 31, 2004 (in ThCh$)	December 31, 2005 (in ThCh$)	December 31, 2006 (in ThCh$)

	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities
ITEM	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
TEMPORARY DIFFERENCES
Provision for bad debts	85,529	60,790	-	-	145,609	58,087	-	-	86,651	54,793	-	-
Provision for vacation	6,667	1,446	-	-	8,344	4	-	-	9,289	9,813	-	-
Assets under lease	-	-	2,128	14,832	-	-	4,279	17,938	-	-	719	2,875
Depreciation of fixed assets	84,156	336,628	300,546	1,149,483	48,482	193,923	166,540	609,730	32,523	129,892	114,950	202,433
Other events	7,148	36,828	-	161,611	18,374	50,806	-	141,083	23,973	77,411	15,374	141,324
Tax loss for the period	49,129	9,121,342	-	-	118,586	9,555,985	-	-	190,968	9,970,567	-	-
Profit leaseback diff.	65,691	262,755	-	-	64,514	258,055	-	-	63,338	253,357	-	-
Anticipated expenses	-	-	119,769	6,427	-	-	114,056	-	-	-	160,584	2,340
OTHERS
Valuation provision	-	-	-	-	-	(1,531,500)	-	-	-	(3,500,000)	-	-

Totals	298,320	9,819,789	422,443	1,332,353	403,909	8,585,360	284,875	768,751	406,742	6,995,833	291,627	348,972

NOTE 20-	DEFERRED TAXES AND INCOME TAX (CONTINUED)

	b)	Income tax

The accumulated deferred taxes, calculated in the form explained in Note 38, (2) (e), amounts to a net asset value of, ThCh$6,761,976, as of December 31, 2006 (ThCh$7,935,643 net assets as of December 31, 2005 and ThCh$8,363,313 net assets as of December 31, 2004), and corresponds to the breakdown included below:

Items	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Effect from assets or liabilities for the deferred tax of the period	490,757	557,826	316,535
Tax benefit from tax losses	1,132,351	822,765	685,951
Effect on assets or liabilities from deferred tax for changes in the provision for valuation	-	(1,531,500)	(2,000,000)

Totals	1,623,108	(150,909)	(997,514)

c)	Recoverable taxes

As of December 31, 2004, 2005 and 2006 they were as follows:

	2004	2005	2006
Items	ThCh$	ThCh$	ThCh$

Fiscal tax credit	63,495	23,950	8,037
Flour tax credit	77,685	74,309	27,870
Accumulated value-added taxes	152,957	15,234	39,044
Monthly estimated income tax payments carried forward	5,483	5,483	-
Tax credit for training expenses	6,814	8,225	13,014
Liquor and alcohol tax	102,019	107,209	104,049
Others	397,227	172,318	236,061

Totals	805,680	401,247	428,075

NOTE 21-	OTHER ACCOUNTS PAYABLE, SHORT AND LONG TERM

As of December 31, 2004, 2005 and 2006, this item presents the amounts invested in the acquisition and commissioning of new computer systems and others as per the following breakdown:

	Short term			Long term
Item	2004 ThCh$	2005 ThCh$	2006 ThCh$	2004 ThCh$	2005 ThCh$	2006 ThCh$
Leasing creditors	437,774	586,699	269,439	3,062,658	2,488,128	2,321,003
Guarantees received	49,406	50,250	56,395	-	-	-
Checks drawn and not cashed	42,071	107,812	117,552	-	-	-
Financing of computer systems	178,729	21,741	-	-	-	-
Other creditors (insurance, freight, customs duties)	708,716	756,505	747,725	197,115	73,804	-

Totals	1,416,696	1,523,007	1,191,111	3,259,773	2,561,932	2,321,003

NOTE 22-	OTHER LONG TERM LIABILITIES (DEFERRED INCOME)

It corresponds to the income (rent) received in advance for the ten year lease of the Supermarket facilities in Argentina. The amount to accrue during 2006 is presented under the item income received in advance from current liabilities.

	Short term			Long term
Item	2004	2005	2006	2004	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance (Hipermarc)	445,732	396,195	424,742	1,560,064	988,966	697,458

Totals	445,732	396,195	424,742	1,560,064	988,966	697,458

NOTE 23-	MINORITY INTEREST

This item presents the amount of ThCh$22,384, ThCh$17,642 and ThCh$13,608 as of December 31, 2004, 2005 and 2006 respectively, corresponding to the recognition of the proportion pertaining to the minority shareholders equities of the consolidated affiliates, as per the following breakdown:

	Percentage of participation				Amount
Company	2004	2005	2006	2004	2005	2006
	%	%	%	ThCh$	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	0.06400	6,509	6,298	6,190
Transportes Santa María S.A.	0.40000	0.40000	0.40000	(1,930)	(2,919)	(4,181)
Comercial S.M. Santiago S.A.	1.00000	1.00000	1.00000	2,852	2,588	2,382
Unimarc Organización y Servicios S.A.	0.43726	0.43726	0.43726	14,941	11,663	9,205
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	0.00004	10	10	10
Supermercados Hipermarc S.A.	0.00001	0.00001	0.00001	2	2	2

Totals				22,384	17,642	13,608

NOTE 24-	CHANGES IN SHAREHOLDERS’ EQUITY

The changes in equity for the 2004, 2005 and 2006 periods are the following:

	December 31, 2004 (in ThCh$)
Items	PAID-IN CAPITAL	SURCHARGE IN SALE OF SHARES	OTHER RESERVES	ACCUMULATED RESULTS	RESULT FOR THE PERIOD
Opening balance	54,864,296	29,903,757	(4,426,084)	21,932,976	(4,402,334)
Distribution of loss, previous period	-	-	-	(4,402,334)	4,402,334
Capitalization of reserves and/or profits	-	-	-	-	-
Accumulated adjustment, due to difference in conversion	-	-	(2,463,417)	-	-
Price level restatement	1,461,607	747,594	(110,652)	438,266	-
Loss for the period	-	-	-	-	(7,371,148)
Provisional dividends	-	-	-	-	-
Final Balances	59,925,903	30,651,351	(7,000,153)	17,968,908	(7,371,148)
Updated Balances	61,184,347	31,295,029	(7,147,156)	18,346,255	(7,525,942)

	December 31, 2005 (in ThCh$)
ITEMS	PAID-IN CAPITAL	SURCHARGE IN SALE OF SHARES	OTHER RESERVES	ACCUMULATED RESULTS	RESULT FOR THE PERIOD
Opening balance	57,843,536	29,586,246	(6,756,905)	17,344,506	(7,115,008)
Distribution of loss, previous period	-	-	-	(7,115,008)	7,115,008
Capitalization of reserves and/or profits	-	-	-	-	-
Accumulated adjustment, due to difference in conversion	-	-	(3,069,068)	-	-
Price level restatement	2,082,367	1,065,105	(243,249)	368,262	-
Loss for the period	-	-	-	-	(8,123,258)
Provisional dividends	-	-	-	-	-
Final Balances	59,925,903	30,651,351	(10,069,222)	10,597,760	(8,123,258)
Updated Balances	61,184,347	31,295,029	(10,280,676)	10,820,313	(8,293,846)

	December 31, 2006 (in ThCh$)
ITEMS	PAID-IN CAPITAL	SURCHARGE IN SALE OF SHARES	OTHER RESERVES	ACCUMULATED RESULTS	RESULT FOR THE PERIOD
Opening balance	59,925,903	30,651,351	(10,069,222)	10,597,760	(8,123,258)
Distribution of loss, previous period	-	-	-	(8,123,258)	8,123,258
Capitalization of reserves and/or profits	-	-	-	-	-
Accumulated adjustment, due to difference in conversion	-	-	419,004	-	-
Price level restatement	1,258,444	643,678	(211,454)	51,965	-
Loss for the period	-	-	-	-	(7,904,601)
Provisional dividends	-	-	-	-	-
Final Balances	61,184,347	31,295,029	(9,861,672)	2,526,467	(7,904,601)

NOTE 24-	CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

Number of shares

Series	Number of shares subscribed	Number of shares paid	Number of shares with a right to vote

Single	1,261,849,619	1,261,849,619	1,261,849,619

Capital December 31, 2006 ( amount - in Th. Ch$)

Series	Subscribed capital	Paid-in capital

Single	61,184,347	61,184,347

NOTE 25-	DIVIDEND DISTRIBUTIONS

	a)	There were no dividend distributions for the years ended December 31, 2006, 2005 or 2004.

NOTE 26-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

This item presents balances, transactions and effects on income with related parties under the following conditions:

	1)	The balances reflected in the short term are collected or paid in cash as appropriate.

	2)	Current accounts between related companies do not generate interest charges or payments, and they do not contain any clauses dealing with indexation.

	3)	Current balances whether receivable or payable with related companies that are not consolidated, are maintained in UF, as the means for adjustment.

	4)	The balances reflected over the long term maintain their maturity by the second half of 2008 in accounts receivable and accounts payable. In related leases the maturity is in year 2025.

The breakdown per amount is the following:

Accounts receivable from related companies

Taxpayer		Short term			Long term
number	Company	2004	2005	2006	2004	2005	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Inversiones Errázuriz Ltda.	6,546,545	1,208,674	-	-	-	-
0-E	Puerta Grande S.A.	-	303,075	34,821	-	-	-
65,229,660-2	OTIC	1,188	9,000	-	-	-	-
88.461.600-K	Servicios Integrales S.A.	128,970	-	-	-	-	-
99.542.800-8	Inmobiliaria y Comercial S.A.	52,868	-	-	-	-	-
99.548.390-4	Inmobiliaria Comercial S.A.	294	-	-	-	-	-
O-E	Multideal S.A.	-	902	1,161	-	-	-
0-E	Caucho S.A.	-	77	76	-	-	-
0-E	Visa S.A.	-	190	-	-	-	-
88,486,700-2	Unimarc Internacional S.A.	-	-	-	-	3,947,135	1,971,308
0-E	Centro Cívico Caseros	-	-	38	-	-	-
94,510,000-1	Renta Nacional Cia. de Seg. Grales. S.A.	-	19,031	-	-	-	-
0-E	Distribuidora de Maquinarias	-	35	-	-	-	-
0-E	Valores e Inversiones	-	-	173	-	-	-
	Totals	6,729,865	1,540,984	36,269	-	3,947,135	1,971,308

Accounts payable to related companies and accounts payable and lease obligations to related companies

			Short term			Long term
Taxpayer number	Company	2004	2005	2006	2004	2005	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
94,510,000-1	Renta, Nacional Cía, Seg, Grles, S,A.	48	-	-	-	-	-
94,716,000-1	Renta Nacional Cía. Seg. de Vida S.A.	516,745	526,470	552,483	18,120,585	17,733,245	17,269,985
O-E	Unitrade Interamericana S.A	-	27,438	26,721	-	-	-
88,163,300-0	Inversiones Culenar S.A	2,256,660	2,877,927	2,875,434	-	-	-
79,809,460-2	Inmobiliaria y Constructora Nacional S.A.	8,566,320	8,149,528	5,948,264	-	-	-
88,461,600-k	Servicios Integrales S.A.	-	369,026	243,789	-	-	-
96,591,240-1	Gafonac S.A	2,262,375	12,554	10,447	-	-	-
0-E	Capillitas S.A	-	-	75,468	-	-	-
0-E	Cidef Argentina S.A	-	-	158	-	-	-
O-E	Cía. Tauro S.A	-	-	-	934,765	795,147	893,539
88541600-4	Inverraz Ltda.	-	-	5,906,144	-	-	-
	Totals	13,602,148	11,962,943	15,638,458	19,055,351	18,528,392	18,163,524

NOTE 26-	BALANCES WITH RELATED PARTIES (CONTINUED)

				2004		2005		2006
Company	Taxpayer Number	Nature Of The Relationship	Description Of The Transaction	Amount Thch$	Effect On Income (Charge/ Credit) Thch$	Amount Thch$	Effect On Income (Charge/ Credit) Thch$	Amount Thch$	Effect On Income (Charge/ Credit) Thch$
Puerta Grande S.A.	0-E	Adm. Common	Curr. acct. receivable c/p	-	-	303,075	-	34,821	-
Porcinos de Chile S.A.	76315240-5	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	560,195	-
Frutícola Viluco S.A.	78724830-6	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	408,719	-
Ganadera y Forestal Nacional Ltda.	78776710-9	Adm. Common	Curr. acct. receivable c/p	66,400	-	12,564	-	-	-
Agricola Pichilemu Ltda.	78776810-5	Adm. Common	Curr. acct. receivable c/p	177,818	-	-	-	763,661	-
Soc. Agricola Las Cruces S.A.	78791770-4	Adm. Common	Curr. acct. receivable c/p	1,145,713	-	516,406	-	747,144	-
Cidef Comercial S.A.	79780600-5	Adm. Common	Curr. acct. receivable c/p	18,259,798	-	48,689,382	-	294,779	-
Inmob. Constructora Nacional S.A.	79809460-2	Adm. Common	Curr. acct. receivable c/p	1,932,399	18,829	-	-	2,090,348	-
Inversiones Financieras S.A.	79902880-8	Adm. Common	Curr. acct. receivable c/p	4,265,273	-	3,207,970	-	99,200	-
Inversiones Culenar S.A.	88163300-0	Adm. Common	Curr. acct. receivable c/p	198,118	-	456,250	-	-	-
Servicios Integrales S.A.	88461600-K	Adm. Common	Curr. acct. receivable c/p	978,032	-	2,336,910	-	3,705,832	-
Unimarc Internacional S.A.	88486700-2	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	123,342	-
Inversiones Errazuriz Ltda.	88541600-4	Shareholder	Curr. acct. receivable c/p	45,264,996	-	12,637,840	18,844	233,099	5,360
Renta Nacional Cia. Seg.Grales.	94510000-1	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	173,961	-
Renta Nacional Cia Seg.Vida	94716000-1	Adm. Común	Curr. acct. receivable c/p	1,138,686	519,098	-	-	-	-
Holding And Trading S.A.	94827000-5	Adm. Common	Curr. acct. receivable c/p	311,418	-	1,206,045	-	-	-
United Marketing And Sales Chile S.A.	96509820-8	Adm. Common	Curr. acct. receivable c/p	38,764,640	211,551	22,812,224	-	12,739,370	-
Industria y Forestal Nacional S.A.	96524230-9	Adm. Common	Curr. acct. receivable c/p	7,130	-	6,770	-	175	-
SCM Cosayach Nitratos	96538430-8	Adm. Common	Curr. acct. receivable c/p	-	-	150,148	-	-	-
Inversiones Pozo Almonte S.A.	96542240-4	Adm. Common	Curr. acct. receivable c/p	1,374,909	-	105,995	-	-	-
Impresos Loma Blanca S.A.	96574110-0	Adm. Common	Curr. acct. receivable c/p	-	-	29,971	-	263,571	-
Ganadera Forestal Nacional S.A.	96591240-1	Adm. Common	Curr. acct. receivable c/p	24,767,958	-	1,291,171	-	205,708	-
Comercial Cidef S.A.	96622770-2	Adm. Common	Curr. acct. receivable c/p	99,525	-	9,937	-	-	-
Smc Cia. de Salitre y Yodo 1 Región	96630310-7	Adm. Common	Curr. acct. receivable c/p	32,594	-	22,457	-	-	-
Pesquera Bahía Coronel	96657460-7	Adm. Common	Curr. acct. receivable c/p	-	-	54,470	-	900	-
Mercantil Cidef S.A.	96680010-0	Adm. Common	Curr. acct. receivable c/p	-	-	178,256	-	-	-
Serv. de Personal Austral S.A.	96797780-2	Adm. Common	Curr. acct. receivable c/p	-	-	152,406	-	131,353	-
Administradora Austral S.A.	96798240-7	Adm. Common	Curr. acct. receivable c/p	181,540	-	134,154	-	106,016	-
Administradora De Recursos S.A.	96799480-4	Adm. Common	Curr. acct. receivable c/p	1,479,523	-	1,548,924	-	2,158,666	-
Vinedos Errazuriz Ovalle S.A.	96822650-9	Adm. Common	Curr. acct. receivable c/p	473,013	-	58,689	-	390,610	-
Agricola Santa Ana S.A.	96822660-6	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	144,048	-
Adm y Serv Temuco S.A.	96825920-2	Adm. Common	Curr. acct. receivable c/p	-	-	71,238	-	28,787	-
Adm y Serv Chillan S.A.	96833720-3	Adm. Common	Curr. acct. receivable c/p	-	-	104,295	-	97,225	-
Seguridad Comercial S.A.	96836500-2	Adm. Common	Curr. acct. receivable c/p	-	-	177,636	-	5,017	-
Salmones y Pesquera Nacional S.A.	96850700-1	Adm. Common	Curr. acct. receivable c/p	6,497	-	78,244	-	-	-
Adm y Serv Multifuncional S.A.	96879010-2	Adm. Common	Curr. acct. receivable c/p	658.543	-	1,088,047	-	750,397	-
Administradora y Servicios Viña del Mar S.A.	96879030-7	Adm. Common	Curr. acct. receivable c/p	29,347	-	9,108	-	3,395	-
Serv. Multifuncionales S.A.	96879070-6	Adm. Común	Curr. acct. receivable c/p	593,471	-	3,080,979	-	4,124,272	-
Gestión de Servicios e Inversión S.A.	96879080-3	Adm. Common	Curr. acct. receivable c/p	29,295	-	8,860	-	7,106	-
Adm y Serv. Generales S.A.	96879090-0	Adm. Common	Curr. acct. receivable c/p	570,523	-	1,122,847	-	619,205	-
Seguridad y Protección S.A.	96879100-1	Adm. Common	Curr. acct. receivable c/p	-	-	136,664	-	2,408	-
Emp. de Gestión y Administ. S.A.	96898490-K	Adm. Common	Curr. acct. receivable c/p	371,449	-	279,662	-	608,745	-
Negocios y Servicios Generales S.A.	96913160-9	Adm. Common	Curr. acct. receivable c/p	983,566	-	1,582,786	-	641,729	-
Salmones de Chile S.A.	96914410-7	Adm. Common	Curr. acct. receivable c/p	1,202,759	-	206,445	-	-	-

NOTE 26-	BALANCES WITH RELATED PARTIES (CONTINUED)

				2004		2005		2006
Company	Taxpayer Number	Nature Of The Relationship	Description Of The Transaction	Amount Thch$	Effect On Income (Charge/ Credit) Thch$	Amount Thch$	Effect On Income (Charge/ Credit) Thch$	Amount Thch$	Effect On Income (Charge/ Credit) Thch$
Corp. de Inv. y Desarr. Cidef S.A.	96923970-1	Adm. Common	Curr. acct. receivable c/p	9,912,632	-	6,008,930	-	32,832	-
Lechera La Esperanza S.A.	96980220-1	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	370,761	-
Agric y Viñedos Tierruca S.A.	99521630-2	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	458,066	-
Inmobiliaria y Comercial S.A.	99542800-8	Adm. Common	Curr. acct. receivable c/p	-	-	145,385	-	105,607	-
Uniexpress S.A.	99592460-9	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	107,103	-
Guardias de Seguridad Uno S.A.	99596490-2	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	848,704	-
Guardias de Seguridad Dos S.A.	99596500-3	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	522,202	-
Unimarc Internacional S.A.	88486700-2	Adm. Common	Curr. acct. receivable c/p	-	-	-	-	3,208,848	-
Agricola Paredones	96630320-4	Adm. Common	Curr. acct. receivable c/p	7,623	-	-	-
Fruticola Nacional S.A.	79804350-1	Adm. Common	Curr. acct. receivable c/p	10,286	-	-	-
Frutícola Viluco S.A.	78724830-6	Adm. Common	Curr. acct. payable c/p	24,477	93,267	-	-	143,044	-
Agricola Pichilemu Ltda	78776810-5	Adm. Common	Curr. acct. payable c/p	224,100	-	-	-	-	-
Ganadera y Forestal Nacional Ltda.	78776710-9	Adm. Common	Curr. acct. payable c/p	659,842	154,111	592,606	-	53,935	-
Soc. Agricola Las Cruces S.A.	78791770-4	Adm. Common	Curr. acct. payable c/p	146,094	-	57,463	-	1,060,361	-
Cidef Comercial S.A.	79780600-5	Adm. Common	Curr. acct. payable c/p	5,681,138	-	44,266,801	-	14,988,899	-
Frutícola Nacional S.A.	79804350-1	Adm. Common	Curr. acct. payable c/p	427,022	-	92,837	-	4,431	-
Inmob. Constructora Nacional S.A.	79809460-2	Adm. Common	Curr. acct. payable c/p	-	-	21,007,943	-	8,494,609	-
Inversiones Financieras S.A.	79902880-8	Adm. Common	Curr. acct. payable c/p	1,849,720	-	539,965	1,158	-	-
Inversiones Culenar S.A.	88163300-0	Adm. Common	Curr. acct. payable c/p	502,303	-	349,277	255,463	-	-
Servicios Integrales S.A.	88461600-K	Adm. Common	Curr. acct. payable c/p	794,831	88,491	2,013,275	-	1,395,507	-
Unimarc Internacional S.A.	88486700-2	Adm. Common	Curr. acct. payable c/p	-	-	6,047,838	-	2,171	-
Inversiones Errázuriz Ltda.	88541600-4	Shareholer	Curr. acct. payable c/p	26,084,903	-	-	-	6,745,278	22,797
Renta Nacional Cia Seg.Grales. S.A.	94510000-1	Adm. Common	Curr. acct. payable c/p	-	-	537,263	-	6,266	-
Renta Nacional Cia. Seg.Vida	94716000-1	Adm. Common	Curr. acct. payable c/p	1,741,023	-	9,275	-	57,781	-
Holding and Trading S.A.	94827000-5	Adm. Common	Curr. acct. payable c/p	-	-	690,839	-	935,275	-
United Marketing and Sales Chile S.A.	96509820-8	Adm. Common	Curr. acct. payable c/p	28,432,940	-	3,935,353	-	505,977	-
Industria Forestal Nacional S.A.	96524230-9	Adm. Common	Curr. acct. payable c/p	162,011	-	25,738	-	103,680	-
Cosayach Nitrato S.A.	96538430-8	Adm. Common	Curr. acct. payable c/p	151,357	-	309,182	-	52,800	-
Inversiones Pozo Almonte	96542240-4	Adm. Common	Curr. acct. payable c/p	3,538,054	-	2,841,479	-	80,414	-
Pesquera Bahia Coronel	96657460-7	Adm. Common	Curr. acct. payable c/p	199,592	-
Impresos Loma Blanca S.A.	96574110-0	Adm. Common	Curr. acct. payable c/p	125,746	-	13,137	-	-	-
Ganadera Forestal Nacional S.A.	96591240-1	Adm. Common	Curr. acct. payable c/p	31,590,674	111,597	8,537,794	-	1,161	-
SCM Compañía Salitre y Yodo 1 Región	96630310-7	Adm. Common	Curr. acct. payable c/p	49,789	-	11,324	-	1,467	-
Mercantil Cidef S.A.	96680010-0	Adm. Common	Curr. acct. payable c/p	143.066	-	78,154	-	152,243	-
Adm. De Mutuos Hipotec. Mi Casa	96786780-1	Adm. Common	Curr. acct. payable c/p	41,861	-	-	-	-	-
Serv. de Personal Austral S.A.	96797780-2	Adm. Common	Curr. acct. payable c/p	105,027	-	174,688	-	-	-
Administradora Austral S.A.	96798240-7	Adm. Common	Curr. acct. payable c/p	162,627	-	83,018	-	1,996	-
Administradora de Recursos S.A.	96799480-4	Adm. Common	Curr. acct. payable c/p	1,038,675	-	1,422,724	-	209,481	-
Viñedos Errázuriz Ovalle S.A.	96822650-9	Adm. Common	Curr. acct. payable c/p	165,760	-	1,192,284	-	58,671	-
Adm. y Serv. Temuco S.A.	96825920-2	Adm. Common	Curr. acct. payable c/p	-	-	118,831	-	-	-
Adm. y Serv. Chillan S.A.	96833720-3	Adm. Common	Curr. acct. payable c/p	-	-	109,500	-	-	-
Seguridad Comercial S.A.	96836500-2	Adm. Common	Curr. acct. payable c/p	-	-	203,29	-	95	-
Salmones y Pesquera Nacional	96850700-1	Adm. Common	Curr. acct. payable c/p	454,562	-	-	-	-	-
Adm y Serv Multifuncional S.A.	96879010-2	Adm. Common	Curr. acct. payable c/p	722,489	-	711,113	-	7,532	-
Serv Multifuncionales S.A.	96879070-6	Adm. Common	Curr. acct. payable c/p	598,037	-	2,075,463	-	451,337	-
Adm y Serv Generales S.A.	96879090-0	Adm. Common	Curr. acct. payable c/p	591,243	-	724,656	-	299,082	-

NOTE 26-	BALANCES WITH RELATED PARTIES (CONTINUED)

				2004		2005		2006
Company	Taxpayer Number	Nature Of The Relationship	Description Of The Transaction	Amount ThCh$	Effect On Income (Charge/ Credit) ThCh$	Amount ThCh$	Effect On Income (Charge/ Credit) ThCh$	Amount ThCh$	Effect On Income (Charge/ Credit) Thch$
Seguridad y Protección S.A.	96879100-1	Adm. Common	Curr. acct. payable c/p	-	-	154,719	-	-	-
Emp. de Gestión y Administ. S.A.	96898490-K	Adm. Common	Curr. acct. payable c/p	575,150	-	630,584	-	-	-
Negocios y Servicios Generales S.A.	96913160-9	Adm. Common	Curr. acct. payable c/p	834,099	-	670,729	-	313,163	-
Salmones de Chile S.A.	96914410-7	Adm. Common	Curr. acct. payable c/p	5,658,091		786,507	-	32,956	-
Corp. de Inv. y Desarr. Cidef S.A.	96923970-1	Adm. Common	Curr. acct. payable c/p	25,079		51,621	-	2,943,613	-
Lechera La Esperanza S.A.	96980220-1	Adm. Common	Curr. acct. payable c/p			20,993	-	-	-
Inmobiliaria y Comercial S.A.	99542800-8	Adm. Common	Curr. acct. payable c/p			340,364	-	93	-
Tauro S.A.	0-E	Adm. Common	Curr. acct. payable c/p			795,147	-	893,539	-
Atacama Chemical	99505320-9	Adm. Common	Curr. acct. payable c/p	234,940
Frutícola Viluco S.A.	78724830-6	Adm. Common	Debtors From Sales	110,989		43,648	36,678	70,556	59,291
Ganadera y Forestal Nacional Ltda.	78776710-9	Adm. Common	Debtors From Sales	500,289	420,410	7,316	6,147	4,204	3,533
Soc. Agricola Las Cruces S.A.	78791770-4	Adm. Common	Debtors From Sales			-	-	248,065	208,458
Cidef Comercial S.A.	79780600-5	Adm. Common	Debtors From Sales			100,481	84,437	-	-
Frutícola Nacional S.A.	79804350-1	Adm. Common	Debtors From Sales	219,179	184,183	42,816	35,979	9,528	8,007
Servicios Integrales S.A.	88461600-K	Adm. Common	Debtors From Sales	105,305		4,920	4,134	-	-
Unimarc Internacional S.A.	88486700-2	Adm. Common	Debtors From Sales	5,822	4,893	3,355	2,819	797	670
Holding Unimarc S.A.	94,827,000-5	Adm. Common	Debtors From Sales	1,060,730	891,370
United Marketing And Sales Chile S.A	96509820-8	Adm. Common	Debtors From Sales	304,034	255,490	136,396	114,618	231,648	194,662
Industria Forestal Nacional S.A.	96524230-9	Adm. Common	Debtors From Sales	132,739	111,544	198,808	167,065	104,860	88,118
Alimentos Nacionales S.A.	96587510-7	Adm. Common	Debtors From Sales	146,113	122,783	92,142	77,430	95,399	80,167
Pesquera Bahia Coronel	96657460-7	Adm. Common	Debtors From Sales	189,551	159,286
Salmoconceciones S.A.	96603640-0	Adm. Common	Debtors From Sales	269,809	226,730	1,984	1,666	-	-
Administradora de Recursos S.A.	96799480-4	Adm. Common	Debtors From Sales			-	-	209,480	176,034
Viñedos Errázuriz Ovalle S.A.	96822650-9	Adm. Common	Debtors From Sales	9,523	7,776	171,368	144,006	150,030	126,076
Salmones y Pesquera Nacional S.A.	96850700-1	Adm. Common	Debtors From Sales			162,776	136,786	19,075	16,029
Serv. Multifuncionales S.A.	96879070-6	Adm. Common	Debtors From Sales			-	-	451,336	379,274
Adm. y Serv. Generales S.A.	96879090-0	Adm. Common	Debtors From Sales			-	-	299,081	251,329
Agric. y Viñedos Tierruca S.A.	99521630-2	Adm. Common	Debtors From Sales			-	-	191,917	161,275
Servicios Gerenciales S.A.	96913160-9	Adm. Common	Debtors From Sales	165,450	139,034
Porcinos de Chile S.A.	76315240-5	Adm. Common	Invoice Payable			-	-	573,335	481,794
Frutícola Viluco S.A.	78724830-6	Adm. Common	Invoice Payable	308,764	259,465	661,008	555,468	551,764	463,667
Ganadera y Forestal Nacional Ltda.	78776710-9	Adm. Common	Invoice Payable	136,985	115,113	880	739	2,812	2,363
Agricola Pichilemu Ltda.	78776810-5	Adm. Common	Invoice Payable	362,792	304,868	23,580	19,815	777,309	653,201
Soc. Agricola Las Cruces S.A.	78791770-4	Adm. Common	Invoice Payable	211,202	177,479	43,714	36,734	827,909	695,722
Cidef Comercial S.A.	79780600-5	Adm. Common	Invoice Payable	379,391	318,791	140,945	118,441	348,375	292,752
Fruticola Nacional S.A.	79804350-1	Adm. Common	Invoice Payable	30,724	25,818	6,363	5,346	1,538	1,292
Inmob. Constructora Nacional S.A.	79809460-2	Adm. Common	Invoice Payable	12,240,942		287,051	241,218	542,269	455,688
Espárragos de Valdivia S.A.	79838780-4	Adm. Common	Invoice Payable			64,067	53,837	48,786	40,997
Servicios Integrales S.A.	88461600-K	Adm. Common	Invoice Payable	222,160	186,689	268,659	225,764	1,020,868	857,872
Unimarc Internacional S.A.	88486700-2	Adm. Common	Invoice Payable			-	-	124,113	104,297
Renta Nacional Cia. Seg. Grales.	94510000-1	Adm. Common	Invoice Payable			-	-	169,669	142,579
Holding Unimarc S.A.	94827000-5	Adm. Common	Invoice Payable	997,673	838,381	248,010	208,412	-	-
United Marketing And Sales Chile S.A.	96509820-8	Adm. Common	Invoice Payable	24,918,282	20,939,732	18,275,483	15,357,548	15,758,846	13,242,728
Impresos Loma Blanca S.A.	96574110-0	Adm. Common	Invoice Payable	225,801	189,749	7,917	6,652	273,571	229,891

NOTE 26-	BALANCES WITH RELATED PARTIES (CONTINUED)

				2004		2005		2006
Company	Taxpayer Number	Nature Of The Relationship	Description Of The Transaction	Amount ThCh$	Effect On Income (Charge/ Credit) ThCh$	Amount ThCh$	Effect On Income (Charge/ Credit) ThCh$	Amount ThCh$	Effect On Income (Charge/ Credit) Thch$
Ganadera Forestal Nacional S.A.	96591240-1	Adm. Common	Invoice Payable	728,784	612,422	353,201	296,807	222,976	187,375
SCM Cia. De Salitre Y Yodo 1 Región	96630310-7	Adm. Common	Invoice Payable	-	-	29,491	24,782	-	-
Mercantil Cedef S.A.	96680010-0	Adm. Common	Invoice Payable	75,032	63,052	-	-	-	-
Serv. de Personal Austral S.A.	96797780-2	Adm. Common	Invoice Payable	-	-	-	-	119,522	100,438
Administradora Austral S.A.	96798240-7	Adm. Common	Invoice Payable	-	-	-	-	106,017	89,090
Administradora de Recursos S.A.	96799480-4	Adm. Common	Invoice Payable	128,928	108,341	317	265	2,059,335	1,730,534
Viñedos Errázuriz Ovalle S.A.	96822650-9	Adm. Common	Invoice Payable	-	-	-	-	524,070	440,395
Serv. Multifuncionales S.A.	96879070-6	Adm. Common	Invoice Payable	29,361	24,673	-	-	-	-
Adm y Serv generales S.A.	96879090-0	Adm. Common	Invoice Payable	28,485	23,937	-	-	-	-
Servicios Generales S.A.	96913160-9	Adm. Common	Invoice Payable	102,407	86,056	-	-	-	-
Lechera la Esperanza S.A.	96980220-1	Adm. Common	Invoice Payable	473,164	397,616	-	-	-	-

NOTE 27-	COMMITMENTS AND CONTINGENCIES

	a)	Direct Commitments

		a.1)	Banco BBVA

As of December 31, 2006, Unimarc does not have any pending obligations to Banco BBVA, former BBVA Banco BHIF, (BBVA), as all of them were entirely paid during year 2003, with the release of the guaranties lodged to cover the already extinguished obligations then pending.

Notwithstanding the foregoing, at present there are several trials between BBVA and companies of the Errázuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Unimarc., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled.  Nine of them were sanctioned in favor of companies in the Errázuriz Group, where the bank was sentenced to additionally pay amounts exceeding UF183,531.81 plus interest.  They could cause the outstanding amounts to rise as high as UF490,000 (as per the latest legal expert’s report delivered in connection to this issue).

(i) Claims being heard at the Arbitration venue

At present there are 30 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 30, plus one called Book and another one called Principal.  The 30 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andrés Rubio Flores.  The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution.  In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.
Folder No. 2, favorably awarded.
Folder No. 3, favorably awarded.
Folder No. 4, sentence awarded.
Folder No. 5, favorably awarded.
Folder No. 6, favorably awarded.
Folder No. 7, favorably awarded.
Folder No. 8, sentence awarded.
Folder No. 9, sentence awarded.
Folder No. 10, favorably awarded.
Folder No. 11, favorably awarded.
Folder No. 12, favorably awarded.
Folder No. 13, favorably awarded.
Folder No. 14, in a stage of summons to hear the final sentence.
Folder No. 15, currently in the stage of remarks to evidences.
Folder No. 16, pending to summon to hear the final sentence.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

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
Folder No. 30, currently in the stage of discussion
Book Folder, is awaiting the evidence stage.
Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of UF1,224,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest – between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed.

	a.2)	Corp Banca

Mortgage guarantees over Supermercado Maipú I and Maipú II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to Th$1,709,752, Th$2,829,241, and Th$1,216,094, respectively, for loans granted by Corp Banca which as of December 31, 2006 amount to Th$1,472,365.

	a.3)	Banco del Desarrollo

As of December 31, 2006, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepción and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Unimarc or its affiliates.  The accounting value of said assets is Th$2,557,135 and Th$3,484,167, respectively, and the debt’s value as of December 31, 2006 amounts to Th$1,057,170.

	a.4)	Banco BankBoston

As of the closing date of these financial statements, the credit for a current capital amount as of December 31, 2006 in the amount of US$9,591,377 is up-to-date in the payment of principal and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agrícola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.  We point out that at present some of the forestal assets before mentioned, were transferred exactly to the Related Corporation Agricola Santa Macarena S.A.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

On May 6, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 6, 2003 before Notary Public René Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillán, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions et cetera in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 4, 2003, the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the 2006 year Bank Boston proceeded to liberate, in accordance with the contract and to its complete fulfillment, the lands in Chiguayante and Iquique, Temuco II and different agricultural lands.

On February 13, 2007, both parties subscribed a modification to the contract of original credit, “22th Amendment to Credit Agreement”, for the debt balance with an expiration date of November 15, 2007, and for an amount of US$6,506,346.08, which was restructured into 24 monthly quotas, since November 15, 2007, expiring October 15, 2009.

	a.5)	Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodríguez Garcés, the parties entered into a contract of transaction and discontinuance of actions.  As an outcome of said agreement, Unimarc and KfW signed two new contracts whereby they rescheduled the loans in force with said institution, called "Rescheduling Agreements".  As of December 30, 2006, the short-term and long-term debts with KfW amount to US$5.4 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary’s Office of Mrs. Gloria Acharán Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); and, 56-5184-0017-01 (assets of the Artok brand).

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

On November 1, 2004, CCC Machinery GMBH (“Machinery”) requested the establishment of an Arbitrating Court before the International Chamber of Commerce of Paris seeking the collection of an alleged obligation in the amount of 6,655,768 Euro. Unimarc sustains that said obligation should have been paid by Bank KfW pursuant to both the Purchase Contract entered into with CCC Machinery and the Credit Contract entered into with said Bank.

In February 2007, the arbitral tribunal sitting in Hamburg, Germany rendered an award ordering Unimarc to pay Machinery the approximately 6,655,768 Euro, that Machinery claimed was still owed to it under the agreement plus interest from January 1, 2002 until the date of full payment and legal costs in the amount of €172,592.  In addition, Unimarc was also ordered to pay US$225,000 for fees and expenses of the arbitral tribunal.  Unimarc has requested annulment of the award to the competent court in Hamburg.  The annulment proceedings are currently pending, and the parties have agreed to a suspension pending negotiations with a view to a settlement agreement.

	b)	Guarantees received from third parties

		b.1)	Banco Do Brasil

In order to guarantee the loans granted by Banco Do Brasil, the related company Salmoalimentos S.A., has mortgaged certain assets.  The value of said debt as of December 31, 2006 amounts to ThCh$509,905.  The assets lodged as collateral are: P.A.M. Carolina III, limited to US$1,500,000.

With date April 21 of 2006, the credit was restructured in 56 monthly quotas starting from May 21 2006.

		b.2)	Banco Scotiabank SudAmericano

Mortgage guarantee over the building and constructions of Supermercado Viña San Martín, currently owned by Renta Nacional Compañía de Seguros de Vida S.A., in favor of the credit granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$1,062,333.  With date January 10, 2006 the entirety the debt was canceled by what the guarantee ran off with by means of writing it publishes of date September 4, 2006, granted in Notaria of Santiago of Mr. Patricio Raby B.

		b.3)	Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Unimarc.  The accounting value of said real estate amounts to ThCh$11,414,259, and the debt’s value as of December 31, 2006 amounts to ThCh$495,212.

To point out that the current proprietor is International Unimarc fits.  The sale and purchase was verified with date December 6, 2006.  The property is burdened with general mortgage and prohibition inscribed in favor of the Bank Santiago.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

	c)	Indirect commitments

c.1)
In 1994 and 1996, a syndicate of financial institutions, for whom State Street acted as agent, made a US$50.0 million unsecured loan and a US$65.0 million unsecured loan, respectively, to Inverraz.  The payment terms of the 1994 loan were as follows:  (1) principal was payable in semi-annual installments of US$5,555,555, in March and September of every calendar year, beginning on September 2, 1998 and ending on March 2, 2002; (2) interest was payable semi-annually at a rate of 9.45% per year, and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45%.  The payment terms of the 1996 loan were as follows:  (1) principal was payable in semi-annual installments of US$4,444,445 under the series A tranche of the loan, and semi-annual installments of US$2,777,778 under the series B tranche of the loan, in March and September of every calendar year, beginning on March 8, 2000 and ending on March 8, 2004; (2) interest under the series A tranche was payable semi-annually at the rate of 9.45% per year, and interest under the series B tranche was payable semi-annually at the rate of 9.45% per year, and (3) interest on any overdue principal and any overdue interest (to the extent permitted by applicable law) is payable at the rate of 10.45% under the series A tranche and at the rate of 10.45% under the series B tranche.

We were one of the guarantors under the 1994 loan and under the 1996 loan.  As guarantors, we agreed to guarantee the repayment obligations of Inverraz under the applicable loan (including the payment of principal, interest, fees, costs and any other charges related to the applicable loan agreement) in an amount equal to our pro rata share, as specified in such loan, in accordance with our “attributable liability”.  In the 1994 loan, we guarantee approximately US$15.4 million of the obligations of Inverraz.  In the 1996 loan, our “attributable liability” is adjusted from time to time based on the outstanding balance of the loan.  However, if State Street is unable to collect the attributable liability of one or more guarantors, or if one or more guarantors become subject to bankruptcy or similar proceedings or become affected by any of the events specified in the applicable credit agreement, the attributable liability of the other guarantors is subject to being increased pro rata by the amount of the attributable liability of the affected guarantors in the specified limited circumstances set forth in the credit agreements.  The aggregate amount of the attributable liabilities of all guarantors under each loan is equal to 100% of the outstanding principal amount of such loan, together with any unpaid scheduled and default interest, and any other amounts payable by Inverraz under such loan.

In April 2001, following a default by Inverraz and the acceleration of the debt under the loans, State Street initiated legal proceedings in the US District Court for the Southern District of New York against Inverraz, the loan guarantors (including us) and certain other entities claimed to be “loan guarantors” (collectively, the “Chilean Defendants”) seeking repayment of the loans.  Refer to the case of State Street Bank and Trust Co. v. Inversiones Errazuriz Ltd. et al., No. 01 Civ. 3201 (RLC).  The Chilean Defendants did not answer the complaint on a timely basis, and a default judgment was entered on December 4, 2001 against all the Chilean Defendants, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans, a liquidated amount of “$57,283,874.86, with accrued pre-judgment interest at $20,011.63 per day from and including November 1, 2001” and “$79,180,000.12, with accrued pre-judgment interest at the rate of $21,599.47 per day from and including November 1, 2001”, for the 1994 and 1996 loans, respectively.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Chilean Defendants moved to vacate the default judgment, but the US District Court denied the motion on the grounds that the Chilean Defendants had not established a “meritorious defense”, and/or that State Street would be “unduly prejudiced” by reopening the case for proceedings on the merits.  The Chilean Defendants appealed these determinations to the US Court of Appeals for the Second Circuit; this appeal was denied on June 15, 2004 by a panel of three judges of the court.  The Chilean Defendants then filed a petition seeking a rehearing by the full US Court of Appeals for the Second Circuit, which was denied by the court on September 1, 2004.

On November 30, 2004, the Chilean Defendants filed a timely petition for a writ of certiorari with the US Supreme Court seeking permission to appeal from the Second Circuit’s denial of their motion to vacate the default judgment.  On February 22, 2005, the US Supreme Court denied the Chilean Defendants’ petition for a writ of certiorari.

Subsequently, State Street commenced a legal proceeding before the Chilean Supreme Court seeking recognition of the final, binding US judgment as the equivalent of an enforceable Chilean judgment, “State Street Bank and Trust Company against Inversiones Errazuriz and others”, File No. 2349-2005.  On May 14, 2007, the Chilean Supreme Court granted the exequatur sought by State Street with respect to the default judgment against Inverraz, us and the other Chilean Defendants for the amount of US$136,436,875 plus the interest awarded in the default judgment.

In conformity with the ruling by the Chilean Supreme Court, the Chilean courts will resolve outstanding issues regarding the merits and grounds of enforcement of the judgment against the Chilean Defendants.  The Chilean Defendants intend to pursue all available defenses to enforcement of this judgment vigorously, including their challenge to the validity of jurisdiction clauses, the prescription and extinction of the debts at issue, and the novation of these debts.

The Chilean Defendants further intend to argue that the requisite three-year statute of limitations has expired because the judgment of the US District Court for the Southern District of New York was registered on May 7 or May 8, 2002, and the exequatur request was not filed until May 24, 2005, and therefore the US judgment is unenforceable in Chile.  The Chilean Supreme Court did not address this issue in its exequatur decision, and it remains to be litigated in the enforcement proceedings.

In the event that the Chilean courts reject the defenses that the Chilean Defendants raised, any and/or all of them, including us, could be held liable for the full amount awarded to State Street under the US judgment, which at present exceeds $136 million, plus interest.

c.2)
On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. with Banco Santander Santiago, which as of December 31, 2005 amount to Th$4,467,503, the purpose of which is to finance the construction of supermarkets for Unimarc.

Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Unimarc and/or Salmones y Pesquera Nacional.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.  To point out that the current proprietor is International Unimarc fits.  The sale and purchase was verified with date December 6, 2005.

c.3)
On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca.  The debt’s balance as of December 31, 2005 amounts to Th$2,380,513.

c.4)
On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organización y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agrícola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Unimarc may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agrícola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

c.5)
On October 15, 2004, before Notary Public Mr. Enrique Tornero Figueroa, the affiliate company Unimarc Organización y Servicios S.A., entered into a contract and lodged a second degree mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of company Inmobiliaria y Constructora Nacional S.A., in order to guarantee to that company the full and timely compliance with each and all of the current, future or eventual obligations referred to in said contract, and those which company Inmobiliaria de Supermercados S.A. could have with Inmobiliaria y Constructora Nacional S.A.

c.6)
On October 15, 2004, before Notary Public Mr. Enrique Tornero Figueroa, the affiliate company Unimarc Organización y Servicios S.A., entered into a contract and lodged a mercantile pledge en tercer grado over the shares held in company Inmobiliaria de Supermercados S.A., in favor of company Inversiones Culenar S.A., in order to guarantee to that company the full and timely compliance with each and all of the current, future or eventual obligations referred to in said contract, and those which company Inmobiliaria de Supermercados S.A. could have with Inversiones Culenar S.A.

c.7)
Through a Public Deed dated June 24, 2004, executed executed before Notary Public of Santiago, Mr. Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A. lodged a mortgage in favor of Renta Nacional Compañía de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A. from the mortgage loans held by the latter in favor of Renta Nacional Compañía de Seguros de Vida S.A.

	d)	Other commitments

d.1)
In a Board of Directors’ Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Hipermarc, may have undertaken or may undertake in the future with the foreign company José J. Chediack S.A.I.C.A. for an amount of up to ARG$75,000 (Argentinean pesos).

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

d.2)
On June 10, 1999, Hipermarc entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$4,634,344.98 (Argentinean pesos), payable during the term of the 12 year concession.  Same shall accrue an agreed interest at the Libor rate plus 1.5%.  Said loan is guaranteed by Unimarc until the discharge of same.  In September 2002, a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3)
In August 2006, Hipermarc and Bank Supervielle S.A., or Bank Supervielle, agreed to restructure the payment terms of a debt in the aggregate amount of ARG$2,105,601.94, or US$679,884, then due to Bank Supervielle.  In connection with the restructuring, at such time, Hipermarc received a check in the amount of ARG$500,000, or US$161,446 from Cencosud, which Hipermarc then endorsed to Bank Supervielle.  Hipermarc also agreed to pay the balance of the debt, ARG$1,605,601.94, or US$518,437, in 84 monthly installments.  The first six installments will be for the repayment of interest only and the subsequent installments will be for the repayment of interest and redemption of capital according to the French redemption system.  As of December 31, 2006, Hipermarc had an outstanding balance, including both principal and interest, of US$524,363.

d.4)
As a consequence of the sale of the Trust, Hipermarc undertook other commitments, including that of maintaining the buyer indemnified for all claims prior to the closing date (July 1, 1999) and for up to 60 months as of the above-stated closing.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

During the previous period a preliminary reconciliation was made with Supermercados Norte S.A. for the balance of obligations undertaken in the contract of partial transfer of the Trust, through a compensation between existing credits in favor of the company and debits for expense refunds, for adjustments of differences in inventories and excess payments by Supermercados Norte S.A.  As a consequence of said reconciliation the promissory notes in favor of the company were released and cashed in dollars, in an amount of US$924,746 and withheld by Notary Public Pedro Bonnefon in operation guarantee for the sale of the Trust.  In guarantee for the indemnifiable claim informed by Supermercados Norte S.A. in connection with a lawsuit for civil action (accident) and if appropriate, Hipermarc lodges a first degree mortgage in favor of Supermercados Norte S.A. over the real estate located on Avenida Federico Lacroze 1755/57/61/3 in the Autonomous City of Buenos Aires for up to Arg$750,000.

d.5)
On January 29, 2004, Hipermarc lodged a guarantee for the promissory note not to the order of without protest released by Capillitas S.A. in the amount of Arg$1,800,000 guaranteeing the operations to be maintained by said Company with Renault Credit International S.A. Banque - Sucursal Argentina.

d.6)
On December 17, 1999, before the Notary Mr. Jose Musalem Saffie, the corporation associated Inmobiliaria de Supermercados, give in mortgage the real estate known as Terreno Arturo Prat de Concepcion, which as of December 31, 2006 has an accountable value of ThCh$2,929,723 to bond banking commitments that the Corporation Inmobiliaria y Constructora Nacional S.A. keep at present or acquire in the future with Corp Banca.  The debt balance of this corporation as of December 31, 2006 amounts to ThCh$2,035,511.

d.7)
On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipú I, Manuel Montt, Cordillera, Concepción, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8)
On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., mortgaged its goods and chattels and real estates in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9)
On June 6, 2003, before Notary Public René Benavente Cash, the affiliate company Unimarc Organización y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agrícola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

NOTE 27-	COMMITMENTS AND CONTINGENCIES (CONTINUED)

d.10)
On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia.  The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.  To point out that the current proprietor is International Unimarc fits.  The sale and purchase was verified on December 6, 2005.

d.11)
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

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of Th$384,770, were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

	f)		Direct Guarantees

	Debtor			Assets involved		Balances with pending payment as of the closing date of the statements
					Accounting value	12-31-2004	12-31-2005	12-31-2006
Creditor of the Guarantee	Name	Relationship	Type of guarantee	Type	ThCh$	ThCh$	ThCh$	ThCh$
Corp Banca	S.M. Unimarc S.A.	No	Mortgage	Real Estate	5,720,544	2,707,196	2,038,973	-
Scotiabank	S.M. Unimarc S.A.	No	Mortgage	Real Estate	1,045,233	65,328	4,343	-
Santiago	S.M. Unimarc S.A.	No	Mortgage	Real Estate	11,458,603	997,612	220,342	-
Banco Boston	Sup. Unimarc S.A.	No	Mortgage	Real Estate	14,870,921	-	-	5,106,353
Banco Do Brasil	Sup. Unimarc S.A.	No	Mortgage	Real Estate	809,160	-	-	509,905
Banco Santander Santiago	Sup. Unimarc S.A.	No	Mortgage	Real Estate	11,414,259	-	-	495,212

NOTE 28-	DOMESTIC AND FOREIGN CURRENCY

	a)	Assets

			Amount
Item	Currency	2004 ThCh$	2005 ThCh$	2006 ThCh$
Current assets
Cash	US$	117	105	108
Time deposits	US$	295,614	-	-
Debtors from sales	US$	14,699	22,709	30,249
Other current assets	Argentinean pesos	531,057	305,346	505,469
Other current assets		$25,204,543	14,719,637	16,478,056
Other current assets	US$	6,073	1,347	-
Other current assets	UF.	47,501	32,916	50,772
Other current assets	UF.	3,308	-	-
Accounts receivable from related companies	Argentinean pesos	-	304,277	36,269
Notes receivable	UF.	201,762	204,055	102,415
Notes receivable	US$	7,372	-	7,683
Stock	US$	23,143	4,068	-
Recoverable taxes	UF.	-	2,561	-
Prepaid expenses	UF.	265,029	254,906	339,031
Accounts receivable from related companies	UF.	-	1,968,754	-
Fixed assets
Fixed assets		$89,741,706	75,361,632	72,808,381
Fixed assets	Argentinean pesos	43,106,370	37,104,447	36,625,070
Other assets
Other assets		$23,890,861	20,783,848	19,542,003
Other assets	UF.	64,780	55,728	55,680
Other assets	Argentinean pesos	765,436	813,420	1,095,893
Notes receivable related part.	US$	-	1,204,934	-
Long term debtors	US$	372,894	355,007	252,249
Notes receivable	UF.	179,024	167,654	156,608
Other assets	US$	8,844	7,849	7,986
Accounts receivable from related companies	UF.	-	3,947,135	1,971,308
Total assets
	US$	728,756	1,596,019	298,275
	UF.	761,404	6,633,709	2,675,814
	Argentinean pesos	44,402,862	38,527,490	38,262,701
		$138,837,109	110,865,117	108,828,440

NOTE 28-	DOMESTIC AND FOREIGN CURRENCY (CONTINUED)

	b)	Current liabilities

Items	Currency	2004 ThCh$	2005 ThCh$	2006 ThCh$
Obligations with banks	UF.	1,375,579	1,251,840	651,676
Obligations with banks	US$	6,706,488	3,701,617	-
Obligations with banks	Argentinean pesos	92,076	218,336	3,337
Obligations with banks	Non-adjustable Ch$	217,891	224,970	364,399
Sundry creditors	US$	378,191	520,695	192,330
Sundry creditors	US$	96,915	21,741	75,467
Sundry creditors	US$	100,620	93,975	-
Sundry creditors	UF.	324,709	272,557	438,430
Sundry creditors	UF.	48,863	39,864	46,223
Sundry creditors	UF.	59,584	65,690	135,654
Sundry creditors	Non-adjustable Ch$	407,509	502,483	303,006
Accounts payable	Non-adjustable Ch$	18,425,989	14,610,802	15,243,845
Accounts payable	Argentinean pesos	469,816	525,677	569,648
Accounts payable	US$	4,521,998	4,366,484	4,441,797
Notes payable	Argentinean pesos	96,659	38,424	8,145
Notes payable	Non-adjustable Ch$	-	21,007	21,388
Notes payable	US$	10,135	5,983	-
Notes and accts. payable Related Parties	Non-adjustable Ch$	13,119,672	11,508,037	14,269,645
Notes and accts. payable Related Parties	US$	-	-	435,028
Notes and accts. payable Related Parties	Argentinean pesos	80,594	27,436	143,970
Notes and accts. payable Related Parties	UF	401,882	427,469	452,975
Other liabilities	Argentinean pesos	419,571	229,980	336,662
Other liabilities	US$	445,733	395,586	424,006
Other liabilities	Non-adjustable Ch$	1,314,076	1,094,297	1,870,306

Total current liabilities
	UF.	2,210,616	2,063,421	1,724,958
	US$	12,260,385	9,106,082	12,158,399
	Argentinean pesos	1,158,716	1,043,529	1,092,065
	Non-adjustable Ch$	33,485,137	27,961,597	32,072,589

NOTE 28-	DOMESTIC AND FOREIGN CURRENCY (CONTINUED)

	c)	Long term liabilities

Items	Currency	2004 ThCh$	2005 ThCh$	2006 ThCh$
Obligations with banks	UF.	2,069,428	1,464,924	820,689
Obligations with banks	Argentinean pesos	291,324	144,583	244,617
Obligations with banks	US$	11,511,785	7,729,966	2,403,189
Obligations with banks	Non-adjustable Ch$	754,808	501,140	637,168
Sundry creditors	UF.	1,687,118	1,627,103	1,539,426
Sundry creditors	US$	1,375,540	861,024	781,578
Sundry creditors	US$	190,373	-	-
Sundry creditors	US$	6,742	73,805	476,393
Notes payable	Non-adjustable Ch$		-	-
Notes payable	Argentinean pesos	937,830	784,994	-
Notes and accts. payable related parties	UF.	18,120,584	17,733,244	17,269,984
Notes and accts. payable related parties	Argentinean pesos	56,414	-	893,539
Notes and accts. payable related parties	US$	878,352	795,148	-
Other liabilities long term	US$	1,560,062	988,966	697,456

Total long term liabilities
	UF.	21,877,130	20,825,271	19,630,099
	US$	15,522,854	10,448,909	4,358,618
	Argentinean pesos	1,285,569	929,577	1,138,156
	Non-adjustable Ch$	754,808	501,140	637,168

NOTE 29-	INCOME OTHER THAN OPERATING

The breakdown in this item as of December 31, 2004, 2005 and 2006, is structured as follows:

Other non-operating income

Items	2004 ThCh$	2005 ThCh$	2006 ThCh$
Lease of stores	288,900	2,770	3,268
Cashier register overage	64,973	36,681	53,928
Other non-operating income	355,646	115,359	267,747
Other investments	537,927	276,044	4,575

Totals	1,247,446	430,854	329,518

NOTE 30-	EXPENSES OTHER THAN OPERATING

The breakdown in this item as of December 31, 2004, 2005 and 2006, is structured as follows:

Other non-operating income

Items	2004 ThCh$	2005 ThCh$	2006 ThCh$
Fines and penalties	15,396	17,736	66,569
Other non-operating expenses	83,612	2,884	24,966
Exchange differences	1,110,157	72,081	1,109
Cashier register overage	7,324	-	-

Totals	1,216,489	92,701	92,644

NOTE 31-	RESEARCH AND DEVELOPMENT EXPENSES

The Company did not incur any research and development expenses during the years ended December 31, 2004, 2005 and 2006.

NOTE 32-	DIRECTORS REMUNERATION

Pursuant to the agreement established during the shareholders´ Ordinary Meeting, no fees have been paid to the Company’s Directors.

NOTE 33-	FINES AND PENALTIES

As of December 31, 2006, there are no penalties or fine imposed on the Company’s Board of Directors.

NOTE 34-	SHARE TRANSACTIONS

In accordance with the Company Share Register, there were no transactions during 2004, 2005 and 2006.

As of December 31, 2006, the total ADRs in the United States was 1,516,685 and the number of registered ADR holders was 304.

NOTE 35-	SHAREHOLDERS

	2004		2005		2006
Shareholders	%	Nº of Shareholders	%	Nº of Shareholders	%	Nº of Shareholders
10% or more	87.78	3	87.78	3	87.78	3
Less than 10% with an investment over 200 UF.	11.99	94	11.99	94	11.99	94
Less than 10% with an investment equal to or less than 200 UF.	0.23	226	0.23	226	0.23	226

Total	100.00	323	100.00	323	100.00	323
Majority Shareholder
Alimentos Nacionales S.A.	57.16	1	57.16	1	57.16	1

NOTE 36-	SALE OF BUSINESSES IN ARGENTINA

In June 1999, Hipermarc, a subsidiary located in Buenos Aires, Argentina, consummated the sale of its supermarket operations to Supermercados Norte (Norte) (the “Transaction”), Under the Transaction, Hipermarc leased all of its stores to Norte during a 10-year period for a total of ThCh$7,072,241 and transferred of all its inventories and fixed assets located at the leased stores to Norte.

As part of the payment for the sale, Hipermarc transferred to Norte its trade accounts payables as of the date of the Transaction.

Hipermarc committed not to compete with Norte in the Argentinean supermarket market during the above mentioned ten year period. In addition, the Company assumed certain commitments such as indemnifying Norte against any claims arising prior to and up to sixty months after the date of the Transaction.

As of December 31, 1999, ThCh$1,889,643 were deposited in escrow with a Public Notary in Buenos Aires, of which ThCh$680,289 is to guarantee any opposition which may be presented by the suppliers whose payable balances were transferred to Norte and ThCh$1,209,353 will be used to guarantee the operation of the related sale.

NOTE 37-	SUBSEQUENT EVENTS

On May 14, 2007, the Chilean Supreme Court recognized the US judgment with respect to the two loans that Inverraz obtained from State Street and other lenders as the equivalent of an enforceable Chilean judgment, against all the Chilean Defendants, including us, “jointly and severally”, for the full amount of the outstanding principal under the unsecured loans. The Chilean Defendants intend to pursue vigorously all available defenses to enforcement of this judgment, but, in the event the Chilean courts reject these defenses, any and/or all of the Chilean Defendants, including us, could be held liable for the full amount awarded to State Street under the US judgment, which, at present, exceeds $136 million, plus interest. However, under the relevant loan documents, our capped attributable liability is US$13,688,889 under the 1994 loan and US$25,230,328 under the 1996 loan or, with interest, ThCh$25,622,000. Therefore, even if State Street were to try to obtain the full amount of the US judgment from us, we may be able to obtain ratable contribution from Inverraz and/or the other loan guarantors. Accordingly, we have recorded as of December 31, 2006 a loss contingency provision equivalent to our capped attributable liability under the two loans. See Note 38 for further details.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The principal methods applied in the preparation of the accompanying consolidated financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	a)	Inflation accounting

The inflation rate in Chile as measured by the Consumer Price Index for the years ended on December 31, 2004, 2005 and 2006 was 2.5%, 3.6% and 2.1%, respectively.

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

Chilean GAAP allow, but do not require, that interest incurred during the period that assets are being constructed or prepared for productive use be capitalized. Interest on construction in progress was capitalized under Chilean GAAP, beginning in 1998. Under US GAAP, such interest must be capitalized and included as part of the cost of qualifying assets under construction. The effects on 2004, 2005 and 2006 net income of the capitalization and the related amortization of interest that was capitalized in prior periods for US GAAP purposes are shown under paragraph 1.n) below.

	c)	Deferred income taxes

As discussed in Note 20, effective January 1, 2000 the Company began applying Technical Bulletin No, 60 (BT 60) of the Colegio de Contadores de Chile A.G. concerning deferred income taxes. BT 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach.  For US GAAP purposes, the Company has applied Statement of Financial Accounting Standards No, 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted rates at the dates that the temporary differences arose.

Additionally, FAS 109 requires any DTA to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The Allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law. Valuation allowances are also required in these circumstances under Chilean GAAP as from the adoption of BT 60 in 2000.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Prior to the implementation of BT 60, deferred income taxes were not always recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Deferred income tax amounts determined under Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in 1999 and previous years, and the deferred tax effects of other adjustments to reconcile to US GAAP in 2006 and previous years. The effects are included under paragraph 1.n) below.

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

Tax loss carryforwards of Hipermarc (Argentine subsidiary) have a five-year limit. In 1998, the Company recorded a valuation allowance to reduce the proportion of the deferred tax asset it did not expect to recover, During 1999, the entire tax loss carryforward of the Argentine subsidiary was realized, mainly due to the gain on the sale of its Supermarket business. Tax losses arising in 2001 expire in 2006 and the related deferred tax asset as of December 31, 2006 has been fully reserved.

Deferred tax benefits to be realized or to be realized from the utilization of tax loss carryforwards of affiliates under common control, which have been transferred to the Company, are presented as a capital contribution, as shown under paragraph 1.n).

	d)	Goodwill

In accordance with Chilean GAAP, business combinations, including those involving companies under common control, are accounted for as purchases with the excess cost over the book value of net assets acquired recorded as goodwill to be amortized over a period not exceeding 20 years.

Under US GAAP, business combinations involving companies under common control are recorded at historical cost in a manner similar to a pooling of interests. Accordingly, no goodwill is recorded.

The effects of reversing the amortization of goodwill recorded under Chilean GAAP, in excess of that recorded under US GAAP and the impact on equity under US GAAP are shown under paragraph 1.n) below.

In addition, under US GAAP, business combinations involving companies that are not under common control are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. Deferred tax assets and liabilities recognized for the tax effects of differences between the assigned values and the tax bases of identifiable assets acquired and liabilities assumed affect the amount of goodwill recognized in the transaction. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is recorded as goodwill to be amortized over a period not greater than 40 years. Effective January 1, 2002, in accordance with the provisions at SFAS 142, goodwill is no longer amortized but rather tested at least annually for impairment. The Company applied SFAS No. 142 on January 1, 2004, 2005 and 2006; however, for these years, no impairment

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

test was performed on goodwill resulting from the 1999 acquisition of an additional interest in its Argentinean subsidiary (under US GAAP).

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

As required by the Chilean Companies Act, unless otherwise decided by the holders of a majority of the shares represented at the General Shareholders’ Meeting, a publicly traded company must distribute a cash dividend in an amount equal to at least 30% of the company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the dividend out of each year’s net income is a legal requirement in Chile, an accrual is made for US GAAP purposes to recognize the dividend obligation under Chilean law and the related decrease in Shareholders’ equity at December 31, 2006.

The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income tax paid (17%). There were no dividends in 2004, 2005 and 2006.

	g)	Impairment of long-lived assets and long-lived assets to be disposed of

For US GAAP purposes, the Company accounts for long-lived assets in accordance with the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some of the events and circumstances that may trigger an impairment review include, decrease in the market value Mercado caused by the elapse of time or normal wear, changes in the economic or market activity, changes in the return interest rates of the assets, etc. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

	h)	Repurchase of property, plant and equipment from related companies

In 2006 and previous years, the Company repurchased certain property and equipment that had been previously sold to related companies, at a price higher than the original cost of the assets. The adjustment to equity, net of the related depreciation recorded under Chilean GAAP, to reverse the excess purchase price and the adjustment to income to reverse the related depreciation expense are shown under paragraph 1.n) below.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	i)	Purchase of tax loss carryforwards from related parties

In 1996 and previous years, the purchase of deferred tax benefit from tax loss carryforwards from related parties was not recognized under Chilean GAAP. For US GAAP purposes, the deferred tax benefit less the amount paid is recognized as an increase in capital as shown in paragraph 1. n) below. The reversal of the aforementioned difference Chilean GAAP and US GAAP, due to the utilization of the tax loss carryforwards purchased from affiliates, is included in the “Adjustment for Deferred Taxes” line of the reconciliation of Shareholders’ equity in 1.n).

	j)	Translation of foreign operations

Prior to 1998, the Company’s investment in its Argentine subsidiary Hipermarc, was converted to Chilean pesos using the latter as the functional currency. Under US GAAP criteria, the functional currency was considered to be the Argentine peso. Accordingly, under US GAAP monetary and non-monetary assets and liabilities were converted to Chilean pesos at the year end exchange rate. Statement of income balances were converted under Chilean GAAP purposes using a method which is similar to the average monthly exchange rate as required by US GAAP. Although the Argentine peso was considered the functional currency in 1998 for both US GAAP and Chilean GAAP purposes, the Chilean GAAP base of non-monetary assets and equity is different from the US GAAP values due to a change in accounting principle for the Chilean GAAP balances in 1998.

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

For US GAAP purposes the translation difference is presented in the statement of comprehensive income and in a separate account in the shareholders’ equity section of the balance sheet.

The 2004, 2005 and 2006 adjustments recorded in shareholders’ equity in paragraph 1.n) below adjust the investment balances for the aforementioned differences.

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

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	l)	Sale of assets to related companies

In accordance with Chilean GAAP, gains and losses from the sale of assets to companies under common control are recorded within non-operating results at the time of the transaction. Under US GAAP, such gains and losses are considered capital contributions and distribution of dividends, respectively, the effects of reversing the gains and losses under US GAAP are shown under paragraph 1.n) below.

	m)	Loss Contingency Provision

According to be settled down in the FASB-5, Supermarkets Unimarc S.A. has proceeded to recognize under US GAAP and only for this effect, for a total transparency, and without giving up any right, to register the obligation that originally guaranteed the Company, the contingency of related loss, date up to the values sanctioned by the courts in United States of America, at the date of the respective sentence, of agreement with the resolution of the Supreme Court of Chile, dated on May 14th, 2007, dictated on the exequatur “State Street Bank and Trust Company con Inversiones Errázuriz Ltda y Otros”, Role 2349-2005. See Note 37 for further information.

	n)	Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding amount under US GAAP.

		2004 ThCh$		2005 ThCh$		2006 ThCh$

Net loss as reported in accordance with Chilean GAAP adjustment	(	7,525,942)	(	8,293,846)	(	7,904,601)

Capitalized interest, net (paragraph, 1 b)	(	14,934)	(	14,964)	(	14,951)

Adjustment for deferred tax provision (loss)	(	1,240,684)	(	1,678,479)		4,366,940
Adjustment for business combinations with companies under common control (Paragraph, 1 d)		1,355,903		1,231,045		1,112,333
Reversal of amortization of negative goodwill (Paragraph, 1 e)	(	5,138)	(	4,621)	(	4,621)
Reversal of depreciation of fixed assets purchased from related companies (Paragraph, 1 h)	(	36,909)	(	11,267)	(	35,303)
Reversal of loss (gain) on sale of fixed assets to related companies under common control (Paragraph, 1 l)	(	537,928)	(	115,916)		-
Capitalized computer software costs (Paragraph, l k)	(	13,389)	(	13,388)	(	15,620)
Loss contingency (Paragraph, 1 m)		-		-	(	25,622,000)

Net loss in accordance with US GAAP	(	8,019,022)	(	8,901,436)	(	28,117,823)

Other comprehensive income (loss):
Translation adjustment (Paragraph, 1 j)	(	5,515,149)	(	3,133,539)		419,004
Comprehensive income (loss) in accordance with US GAAP	(	10,534,171)	(	12,034,975)	(	27,698,819)

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	n)	Effects of conforming to US GAAP (Continued)

The following is a reconciliation of shareholders’ equity under Chilean GAAP and the corresponding amount under US GAAP,

		2004 ThCh$		2005 ThCh$		2006 ThCh$
Shareholders' equity in accordance with Chilean GAAP		96,152,533		84,725,167		77,239,570
Capitalized interest, net (Paragraph, 1 b)		907,072		892,108		877,156
Adjustment for deferred taxes (Paragraph, 1 c)	(	5,164,566)	(	6,843,045)	(	2,476,106)
Adjustment for business combination with companies under common control (Paragraph, 1 d)		12,214,389		13,445,435		14,557,768
Reversal of sale of fixed assets to related companies (Paragraph, 1 l)		14,385,191		14,269,274		14,269,274
Payment to shareholders of excess purchase price of company over accounting value (Paragraph, 1 d)	(	11,791,674)	(	11,791,674)	(	11,791,673)
Reversal of negative goodwill (Paragraph, 1 e)	(	1,021,386)	(	1,026,007)	(	1,030,628)
Additional goodwill on acquisition (Paragraph, 1 d)		314,434		314,434		314,434
Adjustment for excess of book value of net assets over purchase price (Paragraph 1 h)		353,651		353,651		353,651
Market value adjustment for available-for-sale securities, net of deferred taxes		2,149		2,149		2,149
Payment to shareholders for excess purchase price over original cost of repurchased assets ( paragraph 1 h)	(	30,057,397)	(	29,857,620)	(	29,892,922)
Minority interest of subsidiaries ( paragraph 1 j)		319,272		319,272		319,272
Tax loss carryforward acquired from related parties (Paragraph, 1 i)		2,560,833		2,560,833		2,560,834
SFAS 52 conversion of Hipermarc (Paragraph, 1 j)	(	426,798)	(	426,798)	(	426,798)
Mandatory dividend (Paragraph, 1 f)		-		-		-
Capitalized computer software cost (Paragraph, 1 k)		85,475		72,088		56,467
Loss contingency (Paragraph, 1 m)		-		-	(	25,622,000)
Others	(	73,632)	(	73,633)	(	73,633)
Shareholders' equity in accordance with US GAAP		78,759,546		66,935,634		39,236,815

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	2.	Additional disclosure requirements

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

The Chilean food retail industry, and specifically the supermarket industry, experienced significant growth in the 1990’s due to the strong economic environment in Chile and the increased acceptance of supermarkets as a medium to purchase perishable goods. Despite this, the economies of Chile and Argentina were affected by the Asian Crisis, resulting in a prolonged economic slowdown, higher levels of unemployment and a decrease in consumer consumption affecting the Chilean supermarket industry.

In the past years the supermarket industry has been increasingly challenged by more competition (both domestic and international) and by the incorporation of more selling points. Price pressures, decreases in personal disposable income and the Company’s decision to remain competitive forced it to reduce selling prices.

Although inflation in Chile has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations.

As of December 31, 2006, Unimarc is a 57.16% owned subsidiary of Alimentos Nacionales S.A.

Approximately 11% of the Company’s employees are covered by collective bargaining agreements.

Subsidiary Supermercados Hipermarc S.A.

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

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	a)	Nature of operations and concentrations of economic risk (Continued)

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

As of the date of issuance of these financial statements, the parity of the Argentinean Peso to the US Dollar amounts to $3.07 ( $173.30 Chilean pesos), which represents a decrease of $1.37 Argentinean pesos per dollar ( $211.87 ) as of December 31, 2001. This decrease in the exchange rate has a direct effect over the accounts receivable kept by the parent company with its affiliate company Supermercados Hipermarc S.A.

As per what is provided through Circular Official Letter N° 81 dated January 22, 2002, issued by the Superintendency of Securities and Insurance of Chile, the information included in these financial statements and other related documents, contains the impact derived from the situation previously described.

	b)	Earnings per share

	2004 ThCh$	2005 ThCh$	2006 ThCh$
Net loss available to holders of ordinary shares	(8,019,022)	(8,901,436)	(28,117,823)

Basic loss per share: Reported net loss	(6.35)	(7.05)	(22.28)

Weighted average number of ordinary shares outstanding (000's)	1,261,850	1,261,850	1,261,850

The loss per share data shown above is determined by dividing net loss for US GAAP purposes by the weighted average number of common shares outstanding during each year, The Company’s common stock has no par value.

c)	Fair market value disclosures

US GAAP requires disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method. The estimated fair values of the Company’s financial instruments approximate their carrying amount, The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●
Cash and cash equivalents, trade accounts receivable and payable, notes receivable, other accounts receivable, short-term amounts due to/from affiliates, short-term borrowings, other accounts payable and investments other than marketable securities the carrying amounts approximate fair value because of the short maturity of these instruments.

●	Marketable securities: the fair values of marketable securities are based on quoted market prices at the balance sheet date for those or similar investments.

●
Long-term debt, notes payable, accounts payable to related companies and other accounts payable the fair value of the Company’s fixed rate debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities, which approximate the average rate currently paid by the Company.  The carrying amount of the Company’s variable rate debt approximates their fair value.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	d)	Statement of changes in Shareholders' Equity in accordance with US GAAP

As of December 31, 2004, 2005 and 2006, entries in shareholders' equity under US GAAP consisted of:

		2004		2005	2006
		ThCh$		ThCh$	ThCh$

Opening shareholders' equity at January 1		94,160,402		78,759,547	66,935,634

Adjustment of equity value of Argentine subsidiary (Paragraph, 1 j)	(	2,515,149)	(	3,133,539)	419,004

Adjustment for valuation allowance deferred tax asset (Paragraph, 1 c)	(	4,665,214)		-	-

Sale of assets to related companies (Paragraph, 1 l)	(	201,470)		211,062	-

Net loss in accordance with US GAAP (Paragraph, 1 n)	(	8,019,022)	(	8,901,436)	(28,117,823)

Closing shareholders' equity as of December 31		78,759,547		66,935,634	39,236,815

e)	Income tax

The provision for income tax is calculated on an accrual basis in accordance with Chilean and Argentine tax legislation, Each company files a separate tax return, In Chile, the corporate tax rate is 17% and certain disallowed expenses not considered essential to the business are taxed at 35%, In Argentina, the corporate tax rate is 35%.

Under Chilean Tax regulations, tax losses incurred by a company in any year must first be carried back to recover taxes previously paid, if any, on a first-in, first-out basis, Any remaining tax losses can be carried forward without limitation. As of December 31, 2006, the Company and its Chilean subsidiaries had tax loss carryforwards amounting to ThCh$59,773,735 which do not have an expiration date. As of that date, the Company’s Argentine subsidiary have not tax loss carryforwards.

Income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 were as follows:

		2004 ThCh$		2005 ThCh$		2006 ThCh$
Deferred income tax expense (benefit) under Chilean GAAP		1,623,108	(	150,909)	(	997,514)
Additional deferred income tax expense (benefit) under US GAAP	(	1,240,684)	(	1,678,480)		4,366,940
Deferred income tax expense (benefit) under US GAAP		382,424	(	1,829,389)		3,369,426
Current income tax expense		-		-		-
Total income tax expense (benefit) under US GAAP		382,424	(	1,829,389)		3,369,426

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	e)	Income tax (Continued)

Deferred income tax assets (liabilities) under US GAAP are summarized as follows:

		2004		2005		2006
		ThCh$		ThCh$		ThCh$

Depreciation	(	1,468,216)	(	1,011,742)	(	633,904)
Capitalized interest	(	154,771)	(	152,227)	(	150,466)
Other assets	(	134,813)	(	124,782)	(	173,340)

Gross deferred income tax liabilities	(	1,757,800)	(	1,288,750)	(	957,710)

Accrued vacation	(	35,718)	(	35,201)	(	24,276)
Allowance for bad debt		166,882		229,343		171,281
Benefit of tax loss carryforward		11,962,127		13,549,293		14,968,459
Capital leases	(	9,214)	(	15,061)		3,104
Labor litigation		835		835		4,356,576
Deferred income		429,597		435,135		435,896
Other provisions	(	15,488)		26,157		41,266
Difference in basis of property, and equipment		1,138,988	(	541,172)	(	2,153,848)

Gross deferred income tax assets		13,638,009		13,649,329		17,798,458

Valuation allowance	(	5,961,380)	(	8,257,282)	(	10,990,497)

Subtotal		7,676,629		5,392,047		6,807,961

Net deferred income tax assets		5,918,829		4,103,297		5,850,251

Net deferred income tax assets under Chilean GAAP		8,363,313		7,935,643		6,761,976

Reduction in net deferred income tax assets under US GAAP		2,444,484		3,832,346		911,725

Total net deferred income tax assets as indicated above		5,918,829		4,103,297		5,850,251

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	e)	Income tax (Continued)

The valuation allowance for deferred tax as of December 31, 2006 was ThCh$10,990,497.  The net change in the total valuation allowance for the years ended on December 31, 2006 was an increase of ThCh$2,000,000.

The increase in the valuation allowance is due to lower expectations of realizability of tax loss carryforwards generated by certain Chilean subsidiaries of the Company. The change in estimate is mainly due to the current economic environment in Chile, the operating performance of those subsidiaries, and the enactment of a new law that imposes additional restrictions to the transfer of tax losses among entities, related or not. Also, tax losses generated in 2001 by Hipermarc in Argentina have been fully reserved because the subsidiary is not expected to generate enough taxable income prior to the expiration of the net operating loss carryforwards in 2006. In assessing the realizability of deferred tax assets, management considerers whether it is more likely than some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize deferred tax asset, the Company will need to generate future taxable income of approximately ThCh$6,661,535 in future years. The net operating loss carryforwards do not expire in Chile. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

	f)	Lease commitments

Capital leases

As explained in paragraph 1 above, the Company has acquired certain assets, principally buildings, machinery and equipment, through capital leases.

Future minimum lease payments at December 31, 2006 were as follows:

ThCh$
December 31,
2007	2,225,722
2008	2,225,722
2009	2,225,722
2010	2,225,722
2011	1,972,347
Thereafter	25,565,377

Total future minimum lease payments	36,440,612
Less: Unearned Interest	(16,129,833)

Present value of lease payments	20,310,779

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Operating leases

The Company leases 17 of its retail outlets in Chile under lease agreements with remaining terms of 12 to 20 years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1.5% to 2% with guaranteed minimum lease payments, Minimum future lease payments are as follows:

ThCh$
December 31,
2007	60,000
2008	217,728
2009	217,728
2010	217,728
2011	217,728
Thereafter	795,455

Total	1,726,367

Lease expense was ThCh$2,451,035, ThCh$1,842,851 and ThCh$2,174,373, for the years ended December 31, 2006, 2005 and 2004, respectively.

g)	Additional cash flow disclosures

Non-monetary transactions amounted to ThCh$0, ThCh$0 and ThCh$0 in property and equipment acquired through capital leases in 2004, 2005 and 2006, respectively.

Cash paid for income taxes was ThCh$0, ThCh$0 and ThCh$0 in 2004, 2005 and 2006, respectively.

h)	Post-employment and post-retirement benefits

The Company has no post-employment or post-retirement obligations to its employees, and accordingly, has no need to record any obligations in accordance with either Statement of Financial Accounting Standard No, 106 ¨Employers' Accounting for Retirement Benefits Other than Pensions¨, Statement of Financial Accounting Standard No, 112 ¨Employers' Accounting for Post employment Benefits¨, or Statement of Financial Accounting Standard No, 132 ¨Employers’ Disclosures about Pensions and Other Postretirement Benefits¨.

i)	Segment Information

Statement of Financial Accounting Standard No, 131, “Disclosures about Segments of an Enterprise and Related Information” requires that segment information be disclosed using a management approach, Under this pronouncement, segments are determined using the information that the chief operating decision makers use to manage the business.

In mid-1999, the Company’s business was only the operation of supermarket stores in Chile and Argentina. In July 1999, the Company sold its supermarket business in Argentina and entered into agreements with various entities for the lease of several owned properties. As of December 31, 2006, the Company operates principally in two segments which comprise the supermarket business in Chile and the real estate business in Argentina. The accounting policies of each segment are the same as those as described in Note 3, “Summary of Significant Accounting Policies”.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	h)	Segment Information (Continued)

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

Segment information under US GAAP is presented below:

December 31, 2006:		Argentina		Chile		Total consolidated
		ThCh$		ThCh$		ThCh$

Net sales		896,794		114,122,074		115,018,868
Rental income		-		-		-
Operating loss (1)	(	797,353)	(	2,775,961)	(	3,573,314)
Identifiable assets		36,625,070		91,452,572		128,077,642
Depreciation and amortization		1,144,185		2,882,415		4,026,600
Capital expenditures		17,354		493,831		511,185

December 31, 2005:		Argentina		Chile		Total consolidated
		ThCh$		ThCh$		ThCh$

Net sales		871,315		109,078,735		109,950,050
Rental income		-		-		-
Operating loss (1)	(	757,244)	(	3,432,689)	(	4,189,933)
Identifiable assets		47,123,992		82,054,529		129,178,521
Depreciation and amortization		1,157,724		3,809,577		3,889,578
Capital expenditures		5,376		406,730		415,271

December 31, 2004:	Argentina		Chile		Total consolidated
	ThCh$		ThCh$		ThCh$

Net sales	2,316,894		118,258,205		120,575,099
Rental income	2,078		-		2,078
Operating loss) (1)	528,238	(	5,175,980)	(	4,647,742)
Identifiable assets	53,091,546		102,040,003		155,131,549
Depreciation and amortization	1,347,343		3,336,538		4,683,881
Capital expenditures	14,703		701,582		716,286

(1) Net sales minus cost of sales and selling and administrative expenses.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	j)	Advertising costs

The Company expenses advertising as incurred. The costs for the years ended December 31, 2006, 2005 and 2004 were ThCh$1,712,442 and ThCh$2,188,501, and ThCh$2,066,390, respectively.

	k)	Classification of income and expenses

Under Chilean GAAP the following income and expenses arising during the years 2004, 2005 and 2006 are classified as non-operating income and expenses whereas under US GAAP they would be classified as operating income and expenses:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Rental income	288,900	2,558,776	3,072,058
Penalties	22,720	17,736	66,569

Total	311,620	2,576,512	3,138,627

l)	Preemptive Rights

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

The Company’s Management intends to evaluate at the time of any preemptive rights offering the practicability under Chilean law and Central Bank regulations of making such rights available to ADR holders, the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act. No assurance can be given that any registration statement would be filed.

NOTE 38-	DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	m)	Intangibles

As of December 2004, 2005 and 2006 this account is made up mainly by trade marks and acquired rights from Hipermarc, Interagro S.A., and Unimarc, (related companies) which are not amortized.

Detail	2004 ThCh$	2005 ThCh$	2006 ThCh$

Trade marks	10,648	9,820	9,817
Goodwill	27,461	24,404	24,405

Total	38,110	34,224	34,222

3.	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The adoption of FIN 48 did not require an adjustment to the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurement. SFAS No. 157 is effective for fiscal years after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for the Company beginning with the first quarter of 2008. The Company has not yet determined the impact of the adoption of SFAS No. 159 on its financial statements and footnote disclosures.

Item 19.	Exhibits

The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

Exhibit Number	Exhibit

1.1	Articles of Association, or Estatutos, of the Registrant.*
1.2	Articles of Association, or Estatutos, of the Registrant (English summary translation).*
2.1	Credit agreements dated September 2, 1994 and March 1, 1996 between Inversiones Errázuriz S.A. and State Street Bank and Trust Company. *
4.1	Lease agreements relating to Registrant’s property in Chile.*
4.2	Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A.*
4.3	Lease agreements dated June and July 1999 by and between Supermercados Hipermarc S.A. and Supermercados Norte S.A. (English summary translation).*
4.4	Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc.*
4.5
Financial and lease agreements dated June 1, 1999 by and among Supermercados Hipermarc S.A., Nai International II, Inc (Sucursal Argentina) and Nai International II, Inc. (English summary translation). *

8.1	Refer to “Item 4. Information on the Company – Organizational Structure” for information on subsidiaries.
11.1	Code of Ethics.
12.1	Certification of Mr. Elias Errazuriz Errazuriz and Mr. Patricio Bosselin Molina pursuant to Section 302 of the Sarbanes Oxley Act.
13.1	Certification of Mr. Elias Errazuriz Errazuriz and Mr. Patricio Bosselin Molina pursuant to Section 906 of the Sarbanes Oxley Act.
_____________
*  Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on September 25, 2007.

SUPERMERCADOS UNIMARC S.A. /s/ Elias Errazuriz Errazuriz
Elias Errazuriz Errazuriz Principal Executive Officer